L'ORÉAL



May 29th, 2009



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Following the Annual General Meeting held in Paris on Thursday April 16th 2009, you will find enclosed the English version of :

- The convening notice
- 2008 Annual Report

Very truly yours,

Shareholders and Market Authority Relations Director

Jean Régis CAROF

Centre Eugène Schueller – 41, rue Martre – 92117 Clichy Cedex – Tel. + 33 (0)1 47 56 70 00

Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 119 689 042 Euros – 632 012 100 R.C.S. Paris – NAF 245 C – FR 10 632 012 100

ANNUAL GENERAL MEETING
Thursday, April 16th 2009


L'ORÉAL

Convening Notice

This is a free translation into English of the Convening Notice issued in the French language and is provided solely for the convenience of English speaking readers

➜ CONTENTS

➜ ACCESS

The entrance of the Carrousel du Louvre is located at 99, rue de Rivoli – 75001 Paris.
The location of the room where the General Meeting will take place will be indicated at the entrance of the Carrousel du Louvre.

CAR PARKS
Parking Carrousel du Louvre, Av. du Général-Lemonnier (tunnel)
Parking Saint-Germain l'Auxerrois, 1 place du Louvre
Parking Pyramides, 15 rue des Pyramides
Parking Vendôme, Place Vendôme
Parking Saint-Honoré, Place Marché Saint-Honoré
Parking Louvre des Antiquaires, 1 rue Marengo

Subway
Line 1 :
Palais-Royal – Musée du Louvre



P
Rue St Honoré
Tuileries
M 1
Rue de Rivoli
Palais Royal
Musée du Louvre
M 1 7
Louvre - Rivoli
M 1
99
Carrousel
du Louvre
Quai du Louvre

→ HOW TO TAKE PART IN THE ANNUAL GENERAL MEETING

Conditions to be met to exercise your voting right

All shareholders have the right to attend the Annual General Meeting regardless of the number of shares held or their way of custody (registered or bearer shares).

The right to participate in the Meeting is subject to the accounting registration of the shares no later than the third working day prior to the Annual General Meeting, which is on Thursday, April 9th, 2009 at zero hours (Paris local time).

As a shareholder, you may choose between the following methods to exercise your voting right:

- by attending personally the meeting
- by post : vote or give proxy to the Chairman of the meeting, to your spouse or another shareholder
- by Internet : vote or give proxy to the Chairman of the meeting, to your spouse or another shareholder

For more information, please:

- Visit our website www.loreal-finance.com
- Contact the Shareholder Services department on the following number when calling from abroad (+33 1 40 14 80 50), from 8.45 a.m. to 6 p.m. (Paris local time) from Monday to Friday.
- Send us an email at the following address : info@loreal-finance.com

➔ HOW TO TAKE PART IN THE ANNUAL GENERAL MEETING

<table>
<tr><th></th><th>Holders of registered shares</th><th>Holders of bearer shares</th></tr>
<tr><td rowspan="2">ATTEND the Annual General Meeting**</td><td>Tick box A at the top left-hand side of the form
Date and sign at the bottom of the form.
Return it using the free post envelope sent with the Convening Notice
You will receive your entrance card by post*.</td><td>Contact the institution that is the custodian of your shares indicating that you want to attend the Annual General Meeting, and ask for a certificate proving your shareholder status at the date of the request. The custodian will then transmit it to BNP Paribas Securities Services.

You will receive your entrance card by post*.</td></tr>
<tr><td colspan="2">On the day of the Annual General Meeting, each shareholder must provide proof of his shareholder status and his identity during the registration process.</td></tr>
<tr><td>BY POST**
► Vote
► Give your Proxy</td><td colspan="2">► Vote
Tick box B at the top left-hand side of the form
Tick box B1 "I vote by post"

The numbers correspond to the order of the resolutions.
<u>Leave the box blank</u> if you vote YES.
<u>Blacken</u> the box to vote NO or to abstain.

Don't forget to mention your choice should amendments or new resolutions be proposed during the Annual General Meeting.

► Give your Proxy to the Chairman of the meeting
Tick box B at the top left-hand side of the form
Tick box B2 "I hereby give proxy to the Chairman of the meeting"

► Give your Proxy to your spouse or another shareholder
Tick box B at the top left-hand side of the form
Tick box B3 "I hereby give proxy to my spouse or another shareholder"

Whatever option is chosen, date and sign the bottom of the form, and return it using the free post envelope sent with the Convening Notice
Note: If you hold bearer shares, you must ask for a certificate proving your shareholder status at the date of the request from your account manager.</td></tr>
<tr><td rowspan="2">BY INTERNET
► Vote
► Give your Proxy</td><td colspan="2">Address of the website specifically intended for the Annual General Meeting accessible from March 27th, 2009 :
<u>http://gisproxy.bnpparibas.com/loreal.html</u></td></tr>
<tr><td>If you are a holder of pure registered shares :
Access the website by using the username and the password that you usually use to consult your account on the GISNOMI website.

If you are a holder of managed registered shares :
You will be able to obtain your password by using the username shown at the top right-hand corner of the form sent with the Convening Notice.

Follow the instructions shown on the screen.</td><td>Ask the institution that is the custodian of your shares for a shareholding certificate and give him your e-mail address. In accordance with the usual procedure, the custodian institution will send on the certificate of participation, with your email address, to BNP Paribas Securities Services.

This email address will be used by BNP Paribas Securities Services to provide you your username and password which will enable you to access the website.

Follow the instructions shown on the screen.</td></tr>
</table>

* If you have not received your entrance card by the third working day prior to the Annual General Meeting, please ask your custodian institution for a shareholding certificate.

** For holders of registered shares, the voting form is sent automatically with the convening notice. For holders of bearer shares who have not received the voting form, all requests have to be addressed to the institution that is custodian of your shares who will then transmit both the shareholding certificate and the postal voting form to BNP Paribas Securities Services. All requests will only be honoured if they are received no later than six days before the date of the Annual General Meeting.

➜ HOW TO TAKE PART IN THE ANNUAL GENERAL MEETING

Ce formulaire n'est pas à utiliser dans le cas d'un vote par internet (voir instructions ci-jointes ou sur http://gisproxy.bnpparibas.com/loreal.html) / This form should not be used in case of voting by internet (see attached instruction or at http://gisproxy.bnpparibas.com/loreal.html)

IMPORTANT : avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / *Before selecting, please see instructions on reverse side.*

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

A. [] Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the shareholder's meeting and request an admission card : date and sign at the bottom of the form.*

B. [] J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I prefer to use the postal voting form or the proxy form as specified below.*

L'ORÉAL

Société Anonyme au capital de € 119.689.042

Siège Social :
14, rue Royale, 75008 PARIS-France
632 012 100 RCS PARIS

ASSEMBLÉE GÉNÉRALE MIXTE des actionnaires convoquée pour le jeudi 16 avril 2009 à 10 h 00, au Carrousel du Louvre, 99, rue de Rivoli, 75001 PARIS - France.
COMBINED GENERAL MEETING for the shareholders to be held on Thursday April 16, 2009 at 10:00 am at Carrousel du Louvre, 99, rue de Rivoli, 75001 PARIS - France.

CADRE RÉSERVÉ / *For Company's use only*

Identifiant / *Account*

Nombre d'actions / *Number of shares*: Nominatif / *Registered* (VS / *single vote*; VD / *double vote*); Porteur / *Bearer*

Nombre de voix / *Number of voting rights*

B1

[] **JE VOTE PAR CORRESPONDANCE** / *I VOTE BY POST*
Cf. au verso renvoi (3) - *See reverse (3)*

Je vote **OUI** à tous les projets de résolutions présentées ou agréées par le Conseil d'Administration ou le Directoire ou la Gérance, à l'**EXCEPTION** de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels je vote **NON** ou je m'abstiens.
I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ■, for which I vote against or I abstain.

1	2	3	4	5	6	7	8	9
[]	[]	[]	[]	[]	[]	[]	[]	[]
10	11	12	13	14	15	16	17	18
[]	[]	[]	[]	[]	[]	[]	[]	[]
19	20	21	22	23	24	25	26	27
[]	[]	[]	[]	[]	[]	[]	[]	[]
28	29	30	31	32	33	34	35	36
[]	[]	[]	[]	[]	[]	[]	[]	[]
37	38	39	40	41	42	43	44	45
[]	[]	[]	[]	[]	[]	[]	[]	[]

Sur les projets de résolutions non agréées par le Conseil d'Administration ou le Directoire ou la Gérance, je vote en noircissant comme ceci ■ la case correspondant à mon choix.
On the draft resolutions not approved by the Board of directors, I cast my vote by shading the box of my choice - like this ■.

	Oui *Yes*	Non/No *Abst/Abs*		Oui *Yes*	Non/No *Abst/Abs*
A	[]	[]	F	[]	[]
B	[]	[]	G	[]	[]
C	[]	[]	H	[]	[]
D	[]	[]	J	[]	[]
E	[]	[]	K	[]	[]

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting:*

- Je donne pouvoir au Président de l'A.G. de voter en mon nom. / *I appoint the Chairman of the meeting to vote on my behalf* []
- Je m'abstiens (l'abstention équivaut à un vote contre). / *I abstain from voting (is equivalent to a vote against)* []
- Je donne procuration (cf. au verso renvoi 2) à M, Mme ou Mlle .... pour voter en mon nom / *I appoint (see reverse (2)) Mr, Mrs or Miss / to vote on my behalf* []

B2

[] **JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE**
dater et signer au bas du formulaire, sans rien remplir

I HEREBY GIVE MY PROXY TO THE CHAIRMAN OF THE MEETING
date and sign the bottom of the form without completing it

cf. au verso renvoi (2) - See reverse (2)

B3

[] **JE DONNE POUVOIR A :** (soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) **pour me représenter à l'assemblée** / *I HEREBY APPOINT (you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) **to represent me at the above mentioned meeting.***

M, Mme ou Mlle / *Mr, Mrs or Miss*

Adresse / *Address*

ATTENTION : S'il s'agit de titres au porteur, le présent formulaire de vote devra être adressé directement à votre teneur de comptes.

CAUTION : If you're voting on bearer securities, this proxy voting form shall be sent directly to your custodian bank.

Nom, Prénom, Adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)
- Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
Cf. au verso renvoi (1) - *See reverse (1)*

Write your surname, first name and address. If this information is already supplied, please verify it.

Pour être prise en considération, toute formule (A ou B) doit parvenir au plus tard le 10 avril 2009, à
In order to be considered, all forms (A or B) must be returned no later than April 10, 2009 to:
Services Actionnaires de L'Oréal - BNP Paribas Securities Services - G.C.T. Émetteurs - Assemblées - Immeuble Tolbiac, 75450 Paris Cedex 09
The French version prevails: English translation is for convenience only

Date & Signature

➔ HOW TO TAKE PART IN THE ANNUAL GENERAL MEETING

Practical details

In order for this voting form to be considered, whatever option you have chosen, it has to be:

- duly dated and signed
- received by BNP Paribas Securities Services, G.C.T Emetteurs – Assemblées – Immeuble Tobliac, 75450 Paris Cedex 09, no later than six days before the date of the Annual General Meeting.

Under no circumstances should this voting form be returned to L'Oreal.

Voting by Internet before the Annual General Meeting will no longer be possible from Wednesday, April 15th 2009 at 3 p.m. (Paris local time). In order to avoid potential congestion on the special secure website, shareholders are recommended not to wait until the day before the Annual General Meeting to vote.

Please note that any shareholder who has already cast a vote, applied for an entrance card or requested a certificate of participation (Article R 225-85 of the French Commercial Code):

- can no longer choose any other method of participation in the meeting,
- has the possibility of selling all or part of his/her shares.
  However, if the sale takes place before Thursday, April 9th, 2009 at zero hours (Paris local time), the company will invalidate or modify accordingly, as the case may be, the vote cast, the proxy form, the entrance card or the shareholding certificate. To this end, the custodian of his/her shares shall inform the company or its authorised representative of the sale and provide it with the necessary information.

All requests for the inclusion of draft resolutions on the agenda by shareholders which meet the conditions laid down in article R.225-73 of the French Commercial Code, in accordance with legal provisions, must be sent to L'Oréal headquarters by registered letter with acknowledgement receipt no later than twenty-five days prior to the Annual General Meeting. All requests shall be accompanied by a certificate proving shareholders' status. The consideration of the draft resolution is subject to the transmission of a new certificate proving the accounting registration of the shares held by the resolution's proposer by Thursday, April 9th, 2009 at zero hours (Paris local time).

No sale or other transaction carried out after Thursday, April 9th, 2009 at zero hours (Paris local time) whatever the method used, will be notified by the custodian of the shares or taken into account by the company, notwithstanding any agreement that may be reached to the contrary.

➔ AGENDA OF THE ANNUAL GENERAL MEETING

L'Oréal Shareholders are summoned to the Annual General Meeting at the Carrousel du Louvre – 99, rue de Rivoli, 75001 Paris – on Thursday, April 16th 2009 at 10 a.m, in order to deliberate on the following agenda and to give a ruling on the draft resolutions presented by the Board of Directors:

Ordinary part

1. Approval of the 2008 parent company financial statements,
2. Approval of the 2008 consolidated financial statements,
3. Allocation of the company's net income for 2008 and declaration of the dividend,
4. Regulated agreements and regulated commitments,
5. Renewal of the tenure as director of Mr Werner Bauer,
6. Renewal of the tenure as director of Ms Françoise Bettencourt Meyers,
7. Renewal of the tenure as director of Mr Peter Brabeck-Letmathe,
8. Renewal of the tenure as director of Mr Jean-Pierre Meyers,
9. Renewal of the tenure as director of Mr Louis Schweitzer,
10. Authorisation for the company to buy back its own shares,

Extraordinary part

11. Delegation of authority to the Board of Directors to increase the share capital either through the issue of ordinary shares with maintenance of preferential subscription rights, or via the capitalisation of share premiums, reserves, profits or other amounts,
12. Authorisation given to the Board of Directors to grant stock options to purchase and/or subscribe for L'Oréal shares,
13. Authorisation given to the Board of Directors to make free grants of existing shares and/or shares to be issued to employees,
14. Delegation of authority granted to the Board of Directors for the purpose of carrying out a capital increase reserved for employees,
15. Amendment of Article 8 paragraph 2 of the Articles of Association with regard to the length of the terms of office of the directors,
16. Amendment of Article 15A 3° of the Articles of Association relating to the distribution or allocation of profits (preferential dividend),
17. Powers for formalities.

REPORT OF THE BOARD OF DIRECTORS OF THE DRAFT RESOLUTIONS

Ordinary part

Approval of the annual financial statements, allocation of the company's net income for 2008 and declaration of the dividend
First, second and third resolutions

Having reviewed the Reports of the Board of Directors and the Statutory Auditors, the Annual General Meeting is called on to approve:

- the parent company financial statements, with a profit and loss account which shows net profit of €1,552.1 million for 2008 compared with €2,822.4 million at December 31st, 2007,

- the 2008 consolidated financial statements,

The main details of which are set out in the 2008 Annual Report, together with the main information included in the file for calling the Annual General Meeting on April 16th, 2009.

The Board of Directors proposes to the Annual General Meeting a net dividend of €1.44 per share, representing an increase of 4.35% compared with the net dividend for 2007.

The dividend for the 2008 financial year will be detached from the share on Tuesday April 21st, 2009 and will be payable in cash as from Friday April 24th, 2009 on positions established as of the evening of Thursday April 23rd, 2009.

Regulated agreements and regulated commitments
Fourth resolution

No regulated agreement or commitment referred to in articles L.225.38 and L.225-42-1 of the French Commercial Code was entered into in 2008.

A special report by the Statutory Auditors specifying the absence of any new regulated agreement or commitment for 2008 has been prepared in accordance with CNCC standard No. 5-103 §25 and presented to the Annual General Meeting requested to decide with regard to this report pursuant to Article L.225-40 of the French Commercial Code.

The performance of agreements and commitments approved by the Annual General Meeting for previous financial years continued:

- treatment of Mr Jean-Paul Agon as equivalent to a senior manager for all the elements linked to his remuneration, particularly with regard to pension or provident schemes (Board of Directors' meeting of April 25th, 2006 and Annual General Meeting of April 24th, 2007);
- agreement providing for the departure indemnities that will be due to the Chief Executive Officer (Board of Directors' meeting of February 13th, 2008 and Annual General Meeting of April 22nd, 2008), it being specified that the sum of the indemnities due pursuant to the employment contract, on the one hand, and his corporate office on the other, may not exceed the maximum limit of two years' remuneration (fixed and variable elements) provided for by the AFEP-MEDEF Code of Corporate Governance of December 2008.

→ REPORT OF THE BOARD OF DIRECTORS OF THE DRAFT RESOLUTIONS

Renewal of the tenure as director of Mr Werner Bauer
Fifth resolution

The Annual General Meeting is asked to renew the tenure as director of Mr Werner Bauer for a period of three years.

This tenure is shorter than the term of office of four years set by the company's Articles of Association.

The Board of Directors is thereby complying with the AFEP-MEDEF Code of Corporate Governance of December 2008:

> *"The staggering of the terms of office must be organised in order to avoid renewal all at once and favour the harmonious renewal of the directors."*

This possibility to provide for tenures that are shorter than the term of office of four years provided for by the Articles of Association is conditional on amendment of the provisions of Article 8 paragraph 2 of the Articles of Association of the company provided for by the fifteenth resolution put to the vote of the Annual General Meeting.

This tenure will then expire at the end of the Annual General Meeting to be held in 2012 to review the financial statements for the previous financial year.

Renewal of the tenure as director of Ms Françoise Bettencourt Meyers
Sixth resolution

The Annual General Meeting is asked to renew the tenure as director of Ms Françoise Bettencourt Meyers for a period of four years.

This tenure will expire at the end of the Annual General Meeting to be held in 2013 to review the financial statements for the previous financial year.

Renewal of the tenure as director of Mr Peter Brabeck-Letmathe
Seventh resolution

The Annual General Meeting is asked to renew the tenure as director of Mr Peter Brabeck-Letmathe for a period of four years.

This tenure will expire at the end of the Annual General Meeting to be held in 2013 to review the financial statements for the previous financial year.

Renewal of the tenure as director of Mr Jean-Pierre Meyers
Eighth resolution

The Annual General Meeting is asked to renew the tenure as director of Mr Jean-Pierre Meyers for a period of three years, on the condition precedent of approval of the fifteenth resolution with regard to amendment of the Articles of Association as mentioned above.

This renewal for a tenure that is shorter than the current term of office of four years set by the Articles of Association falls within the scope of the staggering of the directors' terms of offices (see above, regarding the renewal of the term of office of Mr Werner Bauer).

This tenure will then expire at the end of the Annual General Meeting to be held in 2012 to review the financial statements for the previous financial year.

Renewal of the tenure as director of Mr Louis Schweitzer
Ninth resolution

The Annual General Meeting is asked to renew the tenure as director of Mr Louis Schweitzer for a period of four years.

This tenure will expire at the end of the Annual General Meeting to be held in 2013 to review the financial statements for the previous financial year.

Authorisation for the company to buy back its own shares
Tenth resolution

During 2008 and up until February 16th, 2009, the Board of Directors continued with the implementation of its policy of buying back then cancelling shares: 12.787 million shares were bought back, for a total amount of €943.4 million, while 19.568 million shares were cancelled. As the existing authorisation is due to expire in October 2009, a proposal is made to the Annual General Meeting that it should grant the Board a further authorisation enabling it to continue with its share buyback policy, depending on the opportunities that may arise, and except during periods of public offers with regard to the company's capital.

A detailed report on the transactions carried out and a description of the authorisation that is being put to your vote are included in the chapter of the Management Report entitled "Buyback by the Company of its own shares".

The authorisation would be granted for a period of 18 months at a purchase price per share that may not be greater than €130. The authorisation would concern no more than 10% of the capital for a maximum amount of €7,8 billion, it being stipulated that the company may at no time hold over 10% of its own capital.

It is specified that this authorisation would take effect on the date on which the Board of Directors decides on its implementation and will terminate eighteen months at the latest after the Annual General Meeting.

Extraordinary part

Delegation of authority to the Board of Directors to increase the share capital either through the issue of ordinary shares with maintenance of preferential subscription rights, or via the capitalisation of share premiums, reserves, profits or other amounts
Eleventh resolution

It is proposed that the Annual General Meting should give an authorisation to the Board of Directors to increase the share capital either through the issue of ordinary shares with maintenance of preferential subscription rights, or via the capitalisation of share premiums, reserves, profits or other amounts.

The total amount of the capital increases that may thus be carried out immediately and/or in the future may not lead to the share capital which currently amounts to €119,689.042, being increased to over €175,000,000, which corresponds to a maximum increase of €55,310,958 compared to the current capital, i.e. an increase of 46.21% of the current capital.

No overallocation option is provided for.

The delegation of authority would be valid for a period of 26 months, as from the date of the Annual General Meeting.

Authorisation given to the Board of Directors to grant stock options to purchase and/or subscribe for shares
Twelfth resolution

It is proposed that the Annual General Meeting should give an authorisation to the Board of Directors to grant stock options to purchase and/or subscribe for shares.

Stock-options bring the interests of their beneficiaries more closely into line with the interests of the shareholders themselves by having them share the same confidence in the strong and steady growth of the company.

The aim is to give the Board of Directors the means to involve, motivate and foster loyalty particularly among the employees and corporate officers who, through their abilities and their commitment, contribute the most to the Group's performance. Stock options also form part of L'Oréal's strategy of encouraging or attracting talented individuals.

The beneficiaries would be employees and certain corporate officers. The total number of stock options that could be granted within the scope of this authorisation may not give entitlement to subscribe for or purchase a total number of shares representing more than 2% of the share capital at the date of the decision made by the Board of Directors.

The exercise price would be calculated as follows:

- the purchase price for the shares paid by the beneficiaries will be set by the Board of Directors without any discount, on the date when the options are granted; this price may not be less than either the average of the closing prices for the twenty trading days before the day on which the options are granted, or the average purchase price of the shares held by the company pursuant to Articles L.225-208 and L.225-209 of the French Commercial Code,

- the share subscription price paid by the beneficiaries will be set by the Board of Directors, without any discount, on the day the options are granted; this price may not be less than the average of the closing prices for the twenty trading days before the day on which the options are granted

In accordance with the AFEP-MEDEF Code of Corporate Governance of December 2008:

- potential grants of stock options will be decided by the Board of Directors on the basis of proposals by the General Management reviewed by the Remuneration Committee after evaluation of the performance of the corporate officers;

- the exercise by the corporate officers of all the options will be linked to performance conditions to be met, which will take into account partly the rate of growth in L'Oréal's sales as compared to the market growth rate and partly the ratio between the contribution before advertising and promotion expenses (operating profit + advertising and promotion expenses) and cosmetics sales, all the above being assessed on the basis of the average for the last full financial years prior to the end of the lock-up period;



- the number of options granted to the corporate officers may not represent more than 10% of the total number of options granted by the Board for this 26-month period;

- the corporate officers will be obliged to retain a certain number of the shares resulting from the exercise of the stock options in registered form until the termination of their duties. This has been set by the Board of Directors at a number of shares corresponding to 50% of the "balance of the shares resulting from the exercise of the stock options". The methods of calculation of this balance are described in the Management Report of the Board of Directors;

- the options will be granted, except in special circumstances, each year, after publication of the financial statements for the previous financial year and outside the periods specified by Article L.225-177 of the French Commercial Code and by the Board of Directors;

- a corporate officer may not be granted stock options at the time of his departure.

The authorisation would be granted for a period limited to 26 months as from the date of the decisions made by the Annual General Meeting.

Authorisation given to the Board of Directors to make free grants of existing shares or shares to be issued
Thirteenth resolution

It is proposed that the Annual General Meeting should authorise the Board of Directors to make, on one or more occasions, free grants of existing shares or shares to be issued.

A free grant of shares offers the advantage of not requiring any payment to be made by beneficiaries. It is being considered as a replacement for, or a means of supplementing, grants of small numbers of stock options as the attractiveness of such a grant may appear limited.

No free grants of shares will be made either to corporate officers or members of the Management Committee of L'Oréal.
The number of shares that may be granted free of charge may not represent over 0.2% of the share capital on the date of the Board of Directors' decision.

It is proposed to the Annual General Meeting that the free grant of shares to beneficiaries should become final and binding:
1. either, for all or part of the shares granted, at the end of a minimum vesting period of four years, in such case without any minimum retention period,
2. or, at the end of a minimum vesting period of two years, it being specified that the beneficiaries will then be required to retain these shares for a minimum period of two years after the date of the final grant thereof.

The Board of Directors will have the possibility, in any event, to set a longer vesting or retention period than these minimum periods, including in the event that the minimum retention period is abolished by the Annual General Meeting, which will make it possible, in particular, to adapt to the various local constraints.

The Board of Directors will determine the identity of the beneficiaries of the free grants of shares and the performance conditions to be met for the definitive grant will be assessed partly on the basis of comparable growth in sales compared to the cosmetics market growth rate, and partly on the ratio of operating profit as compared to published cosmetics sales, all the above being assessed on the basis of the average for the last full financial years prior to the date of definitive grant.

If the Annual General Meeting approves this resolution, any free grants of shares will be decided by the Board of Directors on the basis of the proposals made by General Management reviewed by the Remuneration Committee.

The authorisation requested from the Annual General Meeting would be granted for a period limited to 26 months as from the date of the decision made by the Annual General Meeting. The expiry date of this authorisation would coincide with the end of the authorisation to grant stock options to purchase or subscribe for shares which is also being put to the vote of the Annual General Meeting.

Corresponding authorisation for the purpose of carrying out a capital increase reserved for employees
Fourteenth resolution

The delegation of authority to the Board of Directors to increase the share capital, and the authorisations to grant stock options to subscribe for shares and to make free grants of shares to be issued, give rise to a corresponding obligation to submit to the Annual General Meeting a draft resolution enabling a potential capital increase to be carried out reserved for employees.

In accordance with Article L. 3332-19 of the French Labour Code, the issue price may not exceed the average of the closing prices for the twenty trading days before the date of the decision setting the opening date of the subscription period. It may also not be more than 20% lower than this average, unless a blocking period of at least ten years is provided for in respect of the shares subscribed, in which case the issue price may not be more than 30% lower than this average.

The Annual General Meeting is therefore asked to delegate to the Board of Directors, for a period of 26 months, and within a limit of 1% of the share capital, the power to decide to carry out the said capital increase.

Amendment of Article 8 paragraph 2 of the Articles of Association with regard to the length of the terms of office of directors
Fifteenth resolution

It is proposed that the Annual General Meeting should decide to amend Article 8 paragraph 2 of the Articles of Association in order to organise the harmonious renewal of the terms of office of the members of the Board of Directors (AFEP-MEDEF Code of Corporate Governance of December 2008).

If this resolution is adopted, the Board of Directors will have the power to propose to the Annual General Meeting the renewal of the terms office of the directors for a period of four years, and by way of exception for periods of between one and three years.

A harmonious renewal of the directors may then be made every year for one-fourth of the members of the Board of Directors, for the term of office of four years provided for in the Articles of Association.

Amendment of Article 15 A 3° of the Articles of Association relating to the distribution or allocation of profits (preferential dividend)
Sixteenth resolution

It is proposed that the Annual General Meeting should decide to amend article 15A 3° of the Articles of Association in order to incorporate the notion of a preferential dividend.

This proposal would make it possible for any shareholder who can prove, at the end of a financial year, that shares have been registered in his name for at least two years, to benefit from a preferential dividend on the registered shares, equal to 10% of the dividend per share voted by the Annual General Meeting (initial dividend + additional dividend).

The number of shares eligible for these preferential dividends may not exceed, for the same shareholder, 0.5% of the share capital at the end of the past financial year.

The first preferential dividend, in accordance with French law, may not be allocated prior to the end of the second financial year following its inclusion the Articles of Association, that is the dividend of 2011 paid after the AGM of 2012.

Powers for formalities
Seventeenth resolution

This resolution is intended to grant the powers necessary to carry out all formalities resulting from the holding of the Annual General Meeting.

➔ DRAFT RESOLUTIONS

Ordinary part

1. Approval of the 2008 parent company financial statements

The Annual General Meeting, having reviewed the reports of the Board of Directors and the Statutory Auditors, approves the report of the Board of Directors and the 2008 parent company financial statements showing net income of €1,552,103,144.14 compared with €2,822,429,471.46 for 2007.

2. Approval of the 2008 consolidated financial statements

The Annual General Meeting, having reviewed the reports of the Board of Directors and the Statutory Auditors, approves the 2008 consolidated financial statements.

3. Allocation of the company's net income for 2008 and declaration of the dividend

The Annual General Meeting, on the proposal of the Board of Directors, decides to allocate the net income for the 2008 financial year, amounting to €1,552,103,144.14, as follows:

En euros	
No allocation to the legal reserve which already represents over one-tenth of the share capital	-
An amount of will be allocated to shareholders as a dividend [1]	€861,761,102.40
The balance that is will be allocated to the «Other reserves» item	€690,342,041.74

(1) Including an initial dividend equal to 5% of the amounts paid up on the shares, i.e. the total amount of the share capital.

This amount takes into account the total number of shares forming the capital at February 16th, 2009, and will be adjusted to reflect the number of shares issued or allocated following the exercise of stock options with 2008 dividend rights on the dividend payment date.

The Annual General Meeting therefore declares a net dividend to be paid for the financial year of €1.44 per share. The Annual General Meeting decides that this dividend will be paid on Friday, April 24th, 2009. The amount of distributable income corresponding to the dividends on treasury shares held by the company on such date being allocated to the "*Ordinary reserve*" item.

It is to be noted that for natural persons who have their tax residence in France, the dividend is liable for personal income tax on the basis of the progressive scale of tax rates and is eligible for the tax deduction provided for in Article 158-3-2° of the French Tax Code, unless such natural person otherwise elects, at the time of receipt of the dividends or on income received during the same year, for the fixed levy in final discharge provided for in Article 117 *quater* of the French Tax Code.

The table set out below gives the amounts of the dividends distributed, that were fully eligible for the tax deduction provided for in Article 158-3-2° of the French Tax Code, for the last three financial years:

	2005	2006	2007
Dividend per share	€1.00	€1.18	€1.38

4. Regulated agreements and regulated commitments

The Annual General Meeting, having reviewed the special report of the Statutory Auditors provided for in Article L.225-40 of the French Commercial Code, records that no regulated agreement or new regulated commitment has been entered into during the financial year ended December 31st, 2008 and records the information with regard to the agreements entered into and commitments made during previous financial years.

5. Renewal of the tenure as director of Mr Werner Bauer

The Annual General Meeting renews the tenure as director of Mr Werner Bauer for a period of three years, on the condition precedent of approval of the fifteenth resolution with regard to amendment of the provisions of Article 8 paragraph 2 of the Articles of Association.

His tenure will expire at the end of the Annual General Meeting to be held in 2012 to review the financial statements for the previous financial year.

6. Renewal of the tenure as director of Ms Françoise Bettencourt Meyers

The Annual General Meeting renews the tenure as director of Ms Françoise Bettencourt Meyers for a period of four years.

Her tenure will expire at the end of the Annual General Meeting to be held in 2013 to review the financial statements for the previous financial year.

7. Renewal of the tenure as director of Mr Peter Brabeck-Letmathe

The Annual General Meeting renews the tenure as director of Mr Peter Brabeck-Letmathe for a period of four years.

His tenure will expire at the end of the Annual General Meeting to be held in 2013 to review the financial statements for the previous financial year.

8. Renewal of the tenure as director of Mr Jean-Pierre Meyers

The Annual General Meeting renews the tenure as director of Mr Jean-Pierre Meyers for a period of three years, on the condition precedent of approval of the fifteenth resolution with regard to amendment of the provisions of Article 8 paragraph 2 of the Articles of Association.

His tenure will expire at the end of the Annual General Meeting to be held in 2012 to review the financial statements for the previous financial year.

9. Renewal of the tenure as director of Mr Louis Schweitzer

The Annual General Meeting renews the tenure as director of Mr Louis Schweitzer for a period of four years.

His tenure will expire at the end of the Annual General Meeting to be held in 2013 to review the financial statements for the previous financial year.

10. Authorisation for the company to buy back its own shares

The Annual General Meeting, having reviewed the report of the Board of Directors, decides to authorise the Board of Directors, effective as of the date set out hereinafter, with the possibility for it to delegate, to trade in the company's shares on the Stock Exchange or otherwise, in accordance with Articles L.225-209 et seq. of the French Commercial Code, and subject to the following conditions:

- the purchase price per share may not be greater than €130;
- the number of shares that may be bought by the company may not exceed 10% of the number of shares forming the capital of the company at the time the shares are bought back, that is, for information purposes, as of February 16th, 2009, 59,844,521 shares for a maximum amount of €7.8 billion, it being stipulated that the company may at no time hold over 10% of its own capital

In the event of any transaction affecting the company's capital, in particular through capitalisation of reserves followed by the issue and grant of bonus shares, and/or share splits or reverse share splits, the amounts indicated above will be adjusted on the basis of the characteristics of the transaction.

The company may buy its own shares for the following purposes:

- their cancellation for purposes of optimising shareholders' equity and net earnings per share by a reduction in the capital, in accordance with the authorisation granted by the Ordinary and Extraordinary General Meeting on April 22nd, 2008 for a period of 26 months;
- their allocation to employees and corporate officers of the company and affiliates, under the terms and conditions provided for by French law, and in particular within the scope of employee profit-sharing schemes, share purchase options, free grants of shares or company savings schemes;
- stabilising the market through a liquidity agreement entered into with an investment services provider;
- retaining them and subsequently using them as payment in connection with external growth transactions.

The purchase of these shares may be carried out by any means, on one or more occasions, on or off the stock markets, including through the acquisition of blocks of shares.

These transactions may be carried out at any time, in accordance with the regulations in force at the time of the transactions concerned, except during periods of public offers with regard to the company's capital.

The Annual General Meeting decides that this authorisation:

— shall take effect on the date when the Board of Directors decides on its implementation, and that this decision will automatically lead to expiry of the authorisation to buy back the company's shares granted by the Annual General Meeting on April 22nd, 2008, which shall remain in force until such date;

— shall expire at the end of a period of 18 months following this Annual General Meeting.

The Annual General Meeting grants full powers to the Board of Directors, with the possibility for it to delegate, to make all trades, enter into all agreements, prepare all documents, particularly for information purposes, carry out all formalities and make all declarations and filings with all organisations and, in general, take all actions that are necessary for the implementation of this resolution.

→ DRAFT RESOLUTIONS

Extraordinary part

11. Delegation of authority to the Board of Directors to increase the share capital either through the issue of ordinary shares with maintenance of preferential subscription rights, or via the capitalisation of share premiums, reserves, profits or other amounts

The Annual General Meeting, having reviewed the report of the Board of Directors and in accordance with Articles L.225-109 *et seq.* of the French Commercial Code, in particular Article L.225-129-2 of the French Commercial Code:

1. Delegates to the Board of Directors the authority to decide on one or more increases in the share capital:

   a- through the issue of ordinary shares of the company,
   b- and/or via the capitalisation of share premiums, reserves, profits or other amounts which it will be possible to capitalise pursuant to French law and the Articles of Association in the form of allocations of bonus shares or an increase in the par value of existing shares.

The delegation of authority thus granted to the Board of Directors is valid for a period of 26 months as from the date of this meeting;

2. Decides that the total amount of the capital increases that may thus be carried out either immediately and/or in future may not lead to the share capital, which currently amounts to €119,689,042, being increased to over €175,000,000, i.e., for information purposes, a maximum increase of €55,310,958 as compared with the current capital;

3. Decides, if the Board of Directors uses this delegation of authority within the scope of the share issues referred to in paragraph 1.a that:

   a- the shareholders will have a preferential subscription right to the shares issued pursuant to this resolution, in proportion to the amount of their shares,
   b- if subscriptions made by shareholders by way of right on the basis of the shares they hold and, where applicable, their subscriptions for excess shares, do not cover the full number of shares or securities issued as defined above, the Board will be able to offer to the public all or part of the non-subscribed shares or securities;

4. Decides that, if the Board of Directors uses this delegation of authority within the scope of capitalisations of share premiums, reserves, profits or other amounts referred to in paragraph 1.b, where applicable, in accordance with the provisions Article L.225-130 of the French Commercial Code, the fractional share rights will not be negotiable or transferable and the corresponding shares will be sold; the amounts derived from the sale will be allocated to the holders of the rights within thirty days at the latest after entry in their account of the whole number of shares allocated;

5. Records that this delegation renders ineffective any prior delegation for the same purpose.

12. Authorisation given to the Board of Directors to grant stock options to purchase and/or subscribe for L'Oréal shares

The Annual General Meeting, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors:

- authorises the Board of Directors to grant options to purchase existing shares and/or to subscribe for new shares of L'Oréal, to employees or corporate officers of both L'Oréal or companies or economic interest groupings that are directly or indirectly affiliated with it under the conditions of Article L. 225-180 of the French Commercial Code;
- sets at 26 months from the date of this General Meeting the period of validity of this authorisation which may be used on one or more occasions;
- decides that the total number of options thus granted may not, over this 26-month period, make it possible to subscribe for or purchase a total number of shares representing more than 2% of the share capital on the date of the Board of Directors' decision,
- decides that the number of options granted to corporate officers may not represent over 10% of the total allocations made by the Board over this 26-month period, the exercise of such options being linked to performance conditions to be met set by the Board of Directors,
- decides that:

  - the purchase price for the shares paid by the beneficiaries will be set by the Board of Directors, without any discount, on the date when the options are granted; this price may not be less than either the average of the closing prices for the twenty trading days before the day on which the options are granted, or the average purchase price of the shares held by the company pursuant to Articles L.225-208 and L.225-209 of the French Commercial Code,

  - the share subscription price paid by the beneficiaries will be set by the Board of Directors, without any discount, on the day the options are granted; this price may not be less than the average of the closing prices for the twenty trading days before the day on which the options are granted;

- decides that the options must be exercised within a maximum period of ten years as from the date on which they are granted;
- decides that if the company carries out financial transactions in particular affecting the capital after the allocation of the options, the Board of Directors will take the necessary steps to protect the interests of the beneficiaries of the options under the conditions provided for by the laws and regulations;
- records that this authorisation entails, in favour of the beneficiaries of options to subscribe for shares, express waiver by the shareholders of their preferential subscription rights to the shares that will be issued as and when the options are exercised;
- delegates full powers to the Board of Directors, with the possibility to further delegate to the Chief Executive Officer, to set the other terms and conditions for allocation of the options and their exercise, and notably to:

  - provide for the possibility to temporarily suspend the exercise of options, in the event that any financial or securities transactions are carried out,
  - deduct, if it deems it appropriate, the expenses incurred to increase the share capital from the amount of the share premiums related to these increases and to deduct from this amount the sums required to raise the legal reserve to one-tenth of the new share capital after each capital increase;
  - delegates full powers to the Board of Directors to implement this authorisation, with the possibility to further delegate in accordance with the conditions of the laws and regulations, and particularly to record the increases in the share capital resulting from the options which are exercised, to amend the Articles of Association accordingly, to carry out all actions and formalities or have them carried out, and more generally to do all that is necessary;
  - records that this authorisation renders ineffective, as from the date hereof, any previous authorisation for the same purpose, to the extent of the unused part, if any.

13. Authorisation given to the Board of Directors to make free grants of existing shares and/or shares to be issued to employees

The Extraordinary General Meeting, having reviewed the Report of the Board of Directors and the special report of the Statutory Auditors, in accordance with Articles L.225-197-1 *et seq.* of the French Commercial Code:

- authorises the Board of Directors to carry out, on one or more occasions, to employees of the company or of affiliates within the meaning of Article L.225-197-2 of the French Commercial Code or certain categories of such employees, free grants of existing shares or shares to be issued of L'Oréal;
- sets at 26 months as from the date of this meeting, the period of validity of this authorisation which may be used on one or more occasions;
- decides that the Board of Directors will determine the identity of the beneficiaries of the grants, and the performance conditions to be met for the grant to become definitive;
- decides that the number of shares thus granted free of charge may not represent over 0.2% of the share capital on the date of the Board of Directors' decision,
- decides that the grant of these shares to their beneficiaries will become final and binding

  i) either, for all or part of the shares granted, at the end of a minimum vesting period of four years, in such case without any minimum holding period,

  ii) or, at the end of a minimum vesting period of two years, it being specified that the beneficiaries will then be required to hold these shares for a minimum period of two years after the date of the final grant thereof;

- decides that the grant of these shares to their beneficiaries will become final and binding prior to the expiry of the above-mentioned vesting periods in the event of disability of the beneficiary corresponding to classification in the second or third categories provided for in Article L. 341-1 of the French Social Security Code (*Code de la Sécurité sociale*) and that such shares will be freely transferable in the event of disability of the beneficiary corresponding to classification in the above-mentioned categories under the French Social Security Code;
- authorises the Board of Directors to make, where applicable, during the vesting period, adjustments to the number of shares related to any potential transactions with regard to the company's capital in order to preserve the rights of the beneficiaries;
- records that this authorisation automatically entails, in favour of the beneficiaries of shares granted free of charge, the waiver by the shareholders of their preferential subscription rights in the event of the issue of new shares;
- delegates full powers to the Board, with the possibility to delegate within the legal limits, to implement this authorisation, it being specified that the Board of Directors will be able to provide for longer vesting and holding periods than the minimum periods provided for above.

14. Delegation of authority to the Board of Directors for the purpose of carrying out a capital increase reserved for employees

The Annual General Meeting, having reviewed the report of the Board of Directors and the special report of the Statutory Auditors, and acting in accordance with the provisions of Articles L. 225-129-2, L. 225-129-6 and L. 225-138 of the French Commercial Code and Articles L. 3332-18 *et seq.* of the French Labour Code *(Code du travail)*:

- delegates to the Board of Directors the authority to decide to carry out, on one or more occasions, on its own decisions, in the proportions and at the times it may consider appropriate, the issue of shares reserved for employees (or former employees) of the company or of its affiliates as defined by Article L. 225-180 of the French Commercial Code who are members of a company savings scheme and of any unit trusts through which the shares thus issued may be subscribed by them;

- decides to cancel the preferential subscription right of shareholders for the shares issued in accordance with this authorisation, for the benefit of employees (or former employees) of the company or of its affiliates as defined by Article L. 225-180 of the French Commercial Code who are members of a company savings scheme and of any unit trust through which the shares thus issued may be subscribed by them;
- sets the period of validity of this delegation at 26 months as from the date of this General Meeting, and records that this delegation renders ineffective any prior delegation for the same purpose;
- decides to set at 1% of the share capital existing at the date of this General Meeting, the capital increase that could thus be completed, that is (as at February 16th 2009) an increase in the share capital by a maximum nominal amount of €1,196,890.40 through the issue of 5,984,452 new shares;
- decides that the price of the shares subscribed for by the beneficiaries referred to above, pursuant to this delegation, will be set in accordance with the provisions of Article L. 3332-19 of the French Labour Code;
- decides that the Board of Directors will have full powers to implement this delegation of authority within the limits and under the conditions specified above in particular in order to:
  - set the conditions that must be met by the employees (or former employees) to be able to subscribe, individually or through a unit trust, for the shares issued pursuant to this delegation,
  - adopt the conditions of the share issue,
  - decide on the list of the companies whose employees may benefit from the share issue,
  - decide the amount to be issued, the issue price, the dates and terms and conditions of each share issue,
  - set the time period allotted to the members to pay up their shares,
  - set the date, even with retrospective effect, as of which the new shares will carry dividend rights, record or cause to be recorded the completion of the capital increase for the amount of the shares that have been effectively subscribed to, or decide to provide for a higher amount of such increase so that all the subscriptions received can effectively be covered,
  - deduct, where applicable, the costs, taxes and fees of such issues from the amount of the share premiums and deduct, where applicable, from the amounts of the share premiums, the amounts required to allocate them to the legal reserve to set such reserve at the level required by the French legislation and regulations in force,
  - in general, carry out all acts and formalities, take all decisions and enter into any agreements that may be appropriate or necessary for the due and proper completion of the share issues made pursuant to this delegation of authority and, in particular, for the issue, subscription, delivery, granting of dividend rights for, listing, negotiability and financial servicing of the new shares and the exercise of the rights attached thereto, and to record the final completion of the capital increase(s) made pursuant to this delegation of authority and amend the Articles of Association accordingly.

15. Amendment of Article 8 paragraph 2 of the Articles of Association with regard to the length of the terms of office of directors

The Annual General Meeting, having reviewed the report of the Board of Directors, decides to amend Article 8 paragraph 2 of the Articles of Association, in order to make it possible to organise the harmonious renewal of the terms of office of the members of the Board of Directors.

Accordingly, paragraph 2 of such Article that is currently drafted as follows:

"*The term of office of each director is 4 years.*"

will be replaced by the following wording:

"*The length of the terms of office of directors is four years. By way of exception, the Annual General Meeting may appoint a director for a term of office of one, two or three years, in order to provide for staggered renewal of the directors' terms of office.*"

➜ DRAFT RESOLUTIONS

16. Amendment of Article 15A 3° of the Articles of Ass ociation relating to the distribution or allocation of profits (preferential dividend)

The Annual General Meeting, having reviewed the report of the Board of Directors, decides to amend Article 15A 3° of the Articles of Association, in o rder to incorporate the notion of a preferential dividend.

Accordingly, Article 15 A 3°which is currently draf ted as follows:

"*The remaining balance (if any) shall be divided up among all the shareholders, without any discrimination, and each share shall entitle its holder to receive the same income.*"

will be replaced by the following wording:

"The remaining balance (if any) shall be divided up among all the shareholders, without any discrimination, and each share shall entitle its holder to receive the same income.

However, any shareholder who can prove at the end of a financial year, that shares have been registered in his name for at least two years and that they continue to be registered in his name at the date of payment of the dividend paid for such financial year, will be entitled to a preferential dividend on the shares that are thus registered, equal to 10% of the dividend (initial dividend and additional dividend) paid on the other shares, including in the event of payment of the dividend in new shares, the preferential dividend thus paid being rounded down to the nearest lower cent, if necessary.

Similarly, any shareholder who can prove, at the end of a financial year, that shares have been registered in his name for at least two years and that they continue to be registered in his name at the date of completion of an increase in capital carried out through capitalisation of reserves, profits or share premiums by the distribution of bonus shares, shall be entitled to an increase in the number of bonus shares to be distributed to him, equal to 10%, this number being rounded down to the nearest lower unit in the event of fractional share rights.

The new shares created in this manner will be identical, for the purposes of calculating the rights to the preferential dividend and to the increased share allocations, to the old shares from which they result.

The number of shares eligible for these preferential dividends may not exceed 0.5% of the share capital at the closing date of the past financial year, for the same shareholder."

17. Powers for formalities

The Annual General Meeting grants full powers to the bearer of an original, copy or extract of these minutes to accomplish all legal and administrative formalities, and to make all filings and announcements prescribed by law.



TABLE OF FINANCIAL AUTHORISATIONS IN FORCE

Authorisations in force					Authorisations proposed to the AGM of April 16th, 2009		
Nature of the authorisation	Date of authorisation by the AGM (resolution no.)	Length (expiry date)	Maximum authorised amount	Use made of the authorisation in 2008	Resolution No.	Length	Maximum ceiling
Share capital increases							
Capital increase through the issue of shares with maintenance of preferential subscription rights or via the capitalisation of share premiums, reserves, profits or other amounts	April 24th, 2007 (8th)	26 months (June 24th, 2009)	An increase in the share capital to €185,000,000	None	11	26 months (June 16th, 2011)	An increase in the share capital to €175,000,000
Capital increase reserved for employees	April 24th, 2007 (11th)	26 months (June 24th, 2009)	1% of share capital at the date of the Annual General Meeting (i.e. a maximum of 6,261,269 shares)	None	14	26 months (June 16th, 2011	1% of share capital at the date of the Annual General Meeting (i.e. a maximum of 5,984,452 shares at February 16th, 2009)
Buyback by the company of its own shares							
Buyback by the company of its own shares (maximum authorised purchase price: €130)	April 22nd, 2008 (7th)	18 months (October 22nd, 2009)	10% of share capital on the date of the buybacks (i.e. 59,844,521 shares at February 16th2009)	6,433,000 shares for €438.0 million (Capital held by the company at December 31st, 2008: 3.20% of the share capital)	10	18 months	10% of the share capital on the date of the buybacks (i.e. 59,844,521 shares at February 16th, 2009)
Reduction in the share capital via cancellation of shares							
Cancellation of shares purchased by the company within the scope of Article L. 225-209 of the French Commercial Code	April 22nd, 2008 (8th)	26 months (June 22nd, 2010)	10% of share capital on the date of cancellation per 24-month period	8,073,000 shares (i.e. 1.32% of the initial capital)	None		
Cancellation of shares purchased by the company within the scope of Article L. 225-208 d of the French Commercial Code	April 22nd, 2008 (8th)	26 months (June 22nd, 2010)	500,000 shares	337,400 shares	None		
Stock options and free grants of shares							
Allocation of share purchase or subscription options (no discount with regard to exercise price)	April 24th, 2007 (9th)	26 months (June 24th, 2009)	2% of share capital on the date of the decision to allocate the options	None	12	26 months (June 16th, 2011	2% of share capital on the date of the decision to allocate the options
Free grant of existing shares or shares to be issued to employees	April 24th, 2007 (10th)	26 months (June 24th, 2009)	0.2% of share capital on the date of the decision to make the grant	None	13	26 months (June 16th, 2011	0.2% of share capital on the date of the decision to make the grant

BOARD OF DIRECTORS COMPOSITION AT DECEMBER 31ST 2008

SIR LINDSAY OWEN-JONES (1)
Age: 62. British. Joined the L'Oréal group in 1969. During his international career, he was Chief Executive of L'Oréal in Italy from 1978 to 1981 and President (CEO) of L'Oréal USA from 1981 to 1984. He was appointed Deputy Chairman and Chief Executive Officer in 1984, Chairman and Chief Executive Officer in 1988, and has been Chairman of the Board of Directors since April 25th 2006. L'Oréal Board member since 1984 (term of office renewed in 2006). Director and Chairman of the L'Oréal Corporate Foundation. Board member of Sanofi-Aventis and Ferrari (Italy). Vice-Chairman of the Supervisory Board of Air Liquide.

JEAN-PAUL AGON
Age: 52. Joined the L'Oréal group in 1978. During his international career, he was General Manager of Consumer Products in Greece, and of L'Oréal Paris in France, International Managing Director of Biotherm, Managing Director of L'Oréal in Germany, Managing Director of the Asia Zone, and President and CEO of L'Oréal USA. Appointed Deputy Chief Executive Officer of L'Oréal in 2005 and then Chief Executive Officer on April 25th 2006. L'Oréal Board member since April 25th 2006. Director of the L'Oréal Corporate Foundation.

JEAN-PIERRE MEYERS (2) (4) (6)
Age: 60. L'Oréal Board member since 1987 (term of office renewed in 2005). Vice-Chairman of the Board. Nestlé SA (Switzerland) Board member.

PETER BRABECK-LETMATHE (2) (4)
Age: 64. Austrian. With the Nestlé group since 1968, appointed General Manager in 1992, then Chief Executive Officer of Nestlé SA (Switzerland) in 1997, Vice-Chairman of the Board in 2001 and Chairman in 2005. L'Oréal Board member since 1997 (term of office renewed in 2005), Vice-Chairman of the Board. Board member of Crédit Suisse Group (Switzerland), Roche Holding (Switzerland) and Delta Topco Limited (Jersey).

LILIANE BETTENCOURT (2)
Daughter of Eugène Schueller, who founded L'Oréal almost a century ago. L'Oréal Board member since 1995 (term of office renewed in 2007).

FRANÇOISE BETTENCOURT MEYERS
Age: 55. Daughter of Mrs Bettencourt. L'Oréal Board member since 1997 (term of office renewed in 2005).

WERNER BAUER
Age: 58. German. With the Nestlé group since 1990, appointed General Manager in 2002. L'Oréal Board member since 2005. Board member of Alcon (Switzerland).

FRANCISCO CASTAÑER BASCO (2) (6)
Age: 64. Spanish. With the Nestlé group since 1964, appointed General Manager in 1997. L'Oréal Board member since 1998 (term of office renewed in 2006). Board member and Vice-Chairman of Alcon (Switzerland).

BOARD OF DIRECTORS
COMPOSITION AT DECEMBER 31ST 2008

CHARLES-HENRI FILIPPI [5]
Age: 56. French civil service from 1979 to 1987. Joined CCF (which became HSBC France in 2000) in 1987. Chief Executive Director in 1995, Group Executive Committee member from 2001 to 2004, Chairman and Chief Executive Officer of HSBC France from 2004 to 2007, and Chairman of the Board from September 2007 to December 2008. L'Oréal Board member since 2007[7]. Board member of France Telecom, Supervisory Board member of Euris and Censor of Nexity.

XAVIER FONTANET
Age: 60 ans. Appointed Chief Executive Officer of Essilor in 1991, Vice-Chairman and Chief Executive Officer in 1995, Chairman and Chief Executive Officer since 1996. L'Oréal Board member since 2002 (term of office renewed in 2006). Board member of Crédit Agricole S.A.

BERNARD KASRIEL[2] [3]
Age: 62. With the *Institut du développement industriel* from 1970 to 1975. Chief Executive Officer of Braud from 1972 to 1974. Executive Vice-President of the *Société phocéenne de métallurgie* from 1975 to 1977. Joined Lafarge in 1977, Deputy General Manager in 1982. Assigned to the United States between 1987 and 1989, appointed Executive Vice-President from 1989 to 2003, and then Chief Executive Officer from 2003 to 2005. L'Oréal Board member since 2004 (term of office renewed in 2008). Board member of Lafarge, Arkema and Nucor (United States). Partner and member of the Management Board of LBO France.

MARC LADREIT DE LACHARRIERE
Age: 68. Member of the Institut. With L'Oréal from 1976 to 1991, former Vice-President in charge of Administration and Finance, Group Executive Vice-President from 1984 to 1991. Chairman and Chief Executive Officer of Fimalac. Chairman of Fitch Ratings, Inc (United States). L'Oréal Board member since 1984 (term of office renewed in 2006). Director of L'Oréal Corporate Foundation. Board member of Renault and Casino.

ANNETTE ROUX
Age: 66. Joined Bénéteau in 1964, Chairman and Chief Executive Officer from 1976 to 2005, Vice-Chairman of the Supervisory Board since January 2005. L'Oréal Board member since 2007. President of the Bénéteau Corporate Foundation. President of the *Fédération des industries nautiques*.

LOUIS SCHWEITZER
Age: 66. Joined Renault in 1986, Chairman and Chief Executive Officer from 1992 to 2005, Chairman of the Board thereafter (the term of office's renewal is not being asked in 2009). Chairman of the Board of AstraZeneca (United Kingdom). Chairman of the Supervisory Board of the Group Le Monde. L'Oréal Board member since 2005. Board member of BNP Paribas, Veolia Environnement and AB Volvo (Sweden). Member of the Consultative Council of Allianz AG (Germany).

(1) Chairman of the "Strategy and Implementation" Committee.
(2) Member of the "Strategy and Implementation" Committee.
(3) Chairman of the Appointments Committee and Remuneration Committee
(4) Member of the Appointments Committee and Remuneration Committee
(5) Chairman of the Audit Committee.
(6) Member of the Audit Committee
(7) Mr Filippi was appointed director through cooptation on November 2007 and appointed in 2008 (term of office in 2010).

The statutory length of tenure of a L'Oréal director is four years, and is renewable.
Each director holds a minimum of 1,000 L'Oréal shares.



INFORMATION CONCERNING THE DIRECTORS WHOSE TENURE RENEWAL IS PROPOSED TO THE ANNUAL GENERAL MEETING

Mr WERNER BAUER

Werner J. Bauer
Director since 2005
Holds 1,975 L'Oréal shares

Expiry date of term of office
2009

Main corporate office held outside L'Oréal		
Nestlé S.A. (Switzerland) Professional address: Avenue Nestlé, 55 – CH 1800 Vevey – Switzerland	Executive Vice-President	
Other corporate offices and directorships held		
Foreign companies		
Alcon, Inc. (Switzerland)	Director	
Life Ventures S.A. (Switzerland)	Director Vice-Chairman of the Board	
Nestlé Deutschland AG (Germany)	Member of the Supervisory Board Chairman of the Supervisory Board	
Nestlé Nespresso S.A. (Switzerland)	Director Chairman of the Board [since December 1st, 2008]	
Nutrition-Wellness Venture AG (Switzerland)	Director Vice-Chairman of the Board [since October 19th, 2004]	
Sofinol S.A. (Switzerland)	Director Chairman	
Uprona (Canada) Ltd. (Canada)	Director	
Other		
Cereal Partners Worldwide (Switzerland)	Member of the Supervisory Board	
Bertelsmann Foundation (Germany)	*Member of the Board of Trustees*	
Société Suisse des Industries Chimiques (Switzerland)	Member of the Board	
Corporate offices and directorships over the last five years that have expired		**Expiry date of term of office**
Foreign company		
Hans Rychiger AG (Switzerland)	Director	February 2007

Mrs FRANÇOISE BETTENCOURT MEYERS

Françoise Bettencourt Meyers
Director since 1997
Professional address: Téthys – 27-29 rue des Poissonniers – 92200 Neuilly-sur-Seine – France
Holds 283 L'Oréal shares in absolute ownership and 76,440,541 shares in bare ownership

Expiry date of term of office
2009

Other corporate offices and directorships held		
French companies		
Société Immobilière Sebor SAS	Chairwoman	
Téthys SAS	Member of the Supervisory Board	
Other		
Fondation Bettencourt Schueller	Director	
Corporate offices and directorships over the last five years that have expired		**Expiry date of term of office**
French companies		
Gesparal SA (merged into L'Oréal)	Director	April 2004
Gespral S.A.	Director	July 2007

Mr PETER BRABECK-LETMATHE

Peter Brabeck-Letmathe		Expiry date of term of office
Director since 1997 Vice-Chairman of the Board Member of the "Strategy and Implementation" Committee Member of the Appointments Committee and the Remuneration Committee Holds 27,400 L'Oréal shares		2009
Main corporate office held outside L'Oréal		
Nestlé S.A. (Switzerland) Professional address: Avenue Nestlé, 55 – CH 1800 Vevey – Switzerland	Chairman of the Board	
Other corporate offices and directorships held		
Foreign companies		
Credit Suisse Group (Switzerland)	Vice-Chairman of the Board [since April 25th, 2008] Director	
Roche Holding S.A. (Switzerland)	Director	
Uprona (Canada) Ltd (Canada)	Director and Chairman	
Delta Topco Limited (Jersey)	Director [since September 4th, 2006]	
Other		
Forum Economique Mondial (Switzerland)	Member of the Foundation Board	
Table Ronde des Industriels Européens (Belgium)	Member	
Main corporate offices and directorships over the last five years that have expired		**Expiry date of term of office**
French company		
Gesparal S.A. (merged into L'Oréal)	Director	April 2004
Foreign companies		
Alcon, Inc (Switzerland)	Vice-Chairman of the Board	May 2006
Dreyer's Grand Ice Cream Holdings, Inc (United States)	Vice-Chairman of the Board	March 2006
Credit Suisse (Switzerland)	Vice-Chairman of the Board	April 2005
Credit Suisse First Boston (Switzerland)	Vice-Chairman of the Board	April 2005
Credit Suisse Group (Switzerland)	Vice-Chairman of the Board	April 2005
Nestlé S.A. (Switzerland)	CEO "Administrateur délégué"	April 2008
Winterthur Insurance Company (Switzerland)	Vice-Chairman of the Board	April 2005
Winterthur Life (Switzerland)	Vice-Chairman of the Board	April 2005
Other		
Cereal Partners Worldwide (Switzerland)	Co-Chairman of the Supervisory Board	April 2008
ECR Europe (Belgium)	Co-Chairman of the Executive Board	May 2008
Fondation Avenir Suisse (Switzerland)	Board Member	December 2004
Fondation pour la Fédération Internationale des sociétés de la Croix-Rouge et du Croissant-Rouge (Switzerland)	Board Member	November 2005
Prince of Wales International Business Leaders Forum (United Kingdom)	Deputy Chairman	March 2005



INFORMATION CONCERNING THE DIRECTORS WHOSE TENURE RENEWAL IS PROPOSED TO THE ANNUAL GENERAL MEETING

Mr JEAN-PIERRE MEYERS

Jean-Pierre Meyers		Expiry date of term of office
Director since 1987 Vice-Chairman of the Board of Directors Member of the Audit Committee Member of the Strategy and Implementation Committee Member of the Appointments Committee and the Remuneration Committee Professional Address: Téthys – 27-29 rue des Poissonniers – 92200 Neuilly-sur-Seine – France Holds 15,332 L'Oréal shares		2009

Other corporate offices and directorships held		
French company		
Téthys SAS	Member of the Supervisory Board Chief Executive Officer	
Foreign company		
Nestlé S.A.	Director	
Other		
Fondation Bettencourt Schueller	Vice-Chairman of the Board	

Corporate offices and directorships over the last five years that have expired		Expiry date of term of office
French companies		
Gesparal S.A. (merged into L'Oréal)	Director	April 2004
Gespral S.A.	Director	July 2007
Other		
Fondation Ophtalmologique Adolphe de Rothschild	Director	October 2007



INFORMATION CONCERNING THE DIRECTORS WHOSE TENURE RENEWAL IS PROPOSED TO THE ANNUAL GENERAL MEETING

Mr LOUIS SCHWEITZER

Louis Schweitzer
Director since 2005
Holds 2,000 L'Oréal shares

Expiry date of term of office
2009

Main corporate office held outside L'Oréal		
Haute Autorité de Lutte contre les Discriminations et pour l'Egalité Professional address: 11 rue Saint-Georges – 75009 Paris – France	Chairman	
Other corporate offices and directorships held		
French companies		
BNP Paribas	Director	
Renault	Chairman of the Board (renewal of his term of office as director not requested in 2009)	
Veolia Environnement	Director	
Le Monde (Impa, Imsa, sem)	Chairman of the Supervisory Board [since February 11th, 2008]	
Foreign companies		
AB Volvo (Sweden)	Director	
Allianz AG (Germany)	Member of the Consultative Council	
AstraZeneca (United Kingdom)	Director Chairman of the Board	
Other		
Banque de France	Member of the Consultative Council	
Comité des Salons	Chairman	
Festival d'Avignon	Chairman	
Fondation Nationale des Sciences Politiques	Member of the Board	
Institut Français des Relations Internationales	Member of the Board	
Musée du Quai Branly	Director	
Société des Amis du Musée du Quai Branly	Chairman	
Corporate offices and directorships over the last five years that have expired		**Expiry date of term of office**
French companies		
Electricité de France	Director	April 2008
RCI Banque (formerly called Renault Crédit International)	Director	February 2005
Renault	Chief Executive Officer	April 2005
Foreign companies		
Philips (Netherlands)	Vice-Chairman of the Supervisory Board	April 2008
Renault-Nissan B.V (Netherlands)	Chairman of the Management Board	April 2005
Other		
Le Cercle de l'Orchestre de Paris	Chairman of the Board	June 2008
Medef	Member of the Executive Committee	October 2005
Medef International	Chairman	November 2005
Musée du Louvre	Member of the Board	Mai 2008

BRIEF PRESENTATION OF THE L'OREAL GROUP IN 2008

Key figures

Consolidated sales	17,542 € MILLIONS
Operating profit	2,725 € MILLIONS
Net earnings per share *	3.49 EUROS
Dividend**	1.44 EUROS

* Diluted EPS, calculated on net profit excluding non-recurrent items attributable to the group
** Proposed at the Annual General Meeting of Shareholders of April 16th, 2009

Comments

The Board of Directors of L'Oréal met on February 16th, 2009 under the chairmanship of Sir Lindsay Owen-Jones and in the presence of the Statutory Auditors. The Board closed the consolidated financial statements and the financial statements for 2008.

Commenting on the figures, Mr Jean-Paul Agon, Chief Executive Officer of L'Oréal, said:
"In an environment made very difficult in 2008 by the economic crisis, L'Oréal is proving resilient and is continuing to grow in terms of sales, net earnings per share and market share.
With annual sales growth of +3.1% like-for-like and +6.6% at constant exchange rates, L'Oréal continued to strengthen its positions in 2008 and increased its worldwide market share.
In a year when the downturn in markets was combined with the adverse impact of currency fluctuations and costs in raw materials, the group's net profit held up well, and growth in net earnings per share of +3.8% based on reported figures and +6.8% at constant exchange rates is practically in line with the target announced in October.
We are tackling 2009 with realism, confidence and resolve. Realism because the economic environment will certainly still be difficult and we are prepared for this. Confidence because the cosmetics market has always shown resilience at times of crisis, and because L'Oréal's fundamentals are strong and our financial situation is robust. But also resolve, because thanks to our product innovation momentum, the unique quality of our brand portfolio, our possibilities for geographic expansion and our determination to strengthen our business drivers and control our costs, we are confident in L'Oréal's ability to successfully weather this adverse economic climate and to even emerge stronger than before."

Furthermore, the Board of Directors has decided to propose to the Annual General Meeting on April 16th 2009 the payment of a dividend of €1.44 per share, an increase of + 4.3% compared with 2007.
At the end of the board meeting, Sir Lindsay Owen-Jones said: *"The group's 2008 results reflect L'Oréal's remarkable capacity for resilience in an exceptionally difficult environment, the quality of the management of Jean-Paul Agon and his teams, and the determination to prepare for 2009 in the best possible conditions. The Board of Directors' proposal to pay a dividend of 1.44 euro expresses our confidence in the group's solidity, and our legitimate concern to achieve the right balance."*

2008 Sales trends

Like-for-like, i.e. based on a comparable structure and identical exchange rates, the increase in the sales of the L'Oréal group was +3.1%.
The net impact of changes in consolidation, mainly as a result of the acquisitions of YSL Beauté, and of PureOlogy, Beauty Alliance, Maly's West, Columbia Beauty Supply, CollaGenex Pharmaceuticals in the United States, amounted to +3.5%.
Currency fluctuations had a negative impact of -3.8%.
Growth at constant exchange rates was +6.6%.
Based on reported figures, the group's sales, at December 31st 2008, amounted to 17.542 billion euros, an increase of +2.8%.

€ million	4th quarter 2008			12.31.2008		
		Growth			Growth	
		Like-for-like	Reported		Like-for-like	Reported
By operational division						
Professional Products	623.3	-2.2%	+0.1%	2,471.7	+1.3%	+3.3%
Consumer Products	2,052.8	+2.5%	3.2%	8,354.9	+4.1%	+0.9%
Luxury Products	1,275.7	-6.3%	+10.4%	4,169.6	+0.7%	+6.2%
Active Cosmetics	269.3	+2.1%	+2.2%	1,289.3	+4.2%	+3.3%
Cosmetics total	4,246.5	-1.0%	+5.0%	16,358.9	+2.7%	+2.8%
By geographic zone						
Western Europe	1,841.9	-1.9%	+4.0%	7,381.5	-0.3%	+1.8%
North America	1,009.7	-11.6%	-2.5%	3,739.3	-4.8%	-6.6%
Rest of the world, of which:	1,394.8	+9.0%	+12.7%	5,238.1	+13.8%	+12.5%
Asia	533.6	+11.8%	+29.6%	1,844.3	+16.3%	+16.7%
Eastern Europe	349.2	+8.2%	+6.9%	1,380.3	+21.1%	+20.8%
Latin America	308.6	+8.7%	+1.6%	1,151.2	+6.7%	+2.4%
Africa, Orient, Pacific	203.4	+4.9%	+4.0%	862.2	+8.1%	+6.7%
Cosmetics total	4,246.5	-1.0%	+5.0%	16,358.9	+2.7%	+2.8%
The Body Shop	245.9	-0.9%	-7.6%	756.0	+4.6%	-3.9%
Dermatology [1]	137.1	+15.4%	+22.0%	426.9	+17.1%	+16.2%
Group total	**4,629.5**	**-0.6%**	**+4.7%**	**17,541.8**	**+3.1%**	**+2.8%**

(1) Group share, i.e. 50%.

Cosmetics sales trends by division

- The cosmetics market slowed in 2008 but remained positive,
- L'Oréal strengthens its worldwide positions in each of its divisions

PROFESSIONAL PRODUCTS

The Professional Products Division achieved like-for-like growth of +1.3% in 2008, +7.3% at constant exchange rates, after a final quarter affected in the developed countries by the impact of the economic crisis on salon visits. Despite this slowdown, the division has significantly strengthened its worldwide leadership with market share gains in its 3 main zones.

- This achievement is the result of the comprehensive range of complementary brands, making the Professional Products Division the partner of choice for a growing number of hair salons. From luxury hair care (*Kérastase, Shu Uemura Art of Hair, Mizani*) to affordable services with *Matrix*, together with the major core brands (*Redken* and *L'Oréal Professionnel*), each type of salon can find a solution for its needs.
  Hair care is growing strongly, driven by *Kérastase*, and the successes of *Nature's Therapy* by *L'Oréal Professionnel* and *Real Control* by *Redken. Pureology*, acquired in 2007, is confirming its ranking as the number 1 professional hair care brand in the United States.
  In styling and texture, 2008 was notable for the successes of the "alternative" *Play Ball* range, and the launch of *Texture Expert* at *L'Oréal Professionnel;* meanwhile, permanent wave and hair smoothing sales are growing in Asia and Latin America.
  In hair colourants, growth is being driven by major technological innovations. *Platinium +* lightening paste, the new *Rubilane* range of patented high fidelity red hair colourants, and *Cover 5*, a service for men which covers grey hair in 5 minutes. The new version of *So Color Beauty* and *Wonderbrown* from Matrix and *Shades EQ* by *Redken* are establishing themselves as a must for professionals.

- Western Europe achieved very slight growth with a contrast in results between Northern Europe where the division is making significant market share gains, and Southern European countries, more severely affected by the economic slowdown. The highlights of the year were the success of *L'Oréal Professionnel* for men, and the launch of *Kéraskin Esthetics*.

  In North America, the sharply negative market trend, and the division's intense anti-diversion efforts, affected amounts invoiced for salon retail sales of shampoos and skincare products. The +6% growth in the sell-out of technical hair colourant products reflects the conquest of new salons and the effectiveness of the distribution strategy.

  The Rest of the World is growing very strongly, driven by Eastern Europe where the division is strongly boosting its leadership. Growth is spectacular in China and India, thanks to the local adaptation of the range. Latin America is dynamic, driven by the successes in Argentina and Brazil, where *Force Relax* by *L'Oréal Professionnel* has proved a winner with hair relaxer users.

CONSUMER PRODUCTS

The Consumer Products Division achieved annual like-for-like growth of +4.1%, following a 4th quarter figure of +2.5%, in a market which has slowed slightly since September. The division's three worldwide brands performed well, consolidating the division's worldwide market share.

- The skincare category is the number one growth driver thanks to the success of the *Skin Genesis* range from *L'Oréal Paris*, and the new *Skin Genesis Pore Minimizing* line in particular, together with *Caffeine Eye Roll-On* by *Garnier* which has taken top spot in the eye care market of the countries where it has been launched.
  Make-up is also highly dynamic with the success of *Colossal* mascara by *Maybelline*, *Infaillible* lipstick from *L'Oréal Paris* and *Mineral Power* powders by *Maybelline*.
  Hair colourants have also achieved good growth, particularly with the launch of *Excell 10'* in Europe and the worldwide growth of *Casting Crème Gloss*.
  Hair care sales have been bolstered by *L'Oréal Paris* product initiatives such as *Elsève Re-Nutrition* with royal jelly.

- In Western Europe, where there has been a clear trend towards inventory reductions by distributors, the division ended the year with positive growth, thanks to increases in Germany, the Netherlands and the Scandinavian countries. In France as in Spain, the situation at the end of the year was more difficult. The division's total sell-out grew slightly faster than the market, thanks to the continuing leadership of *L'Oréal Paris* and *Garnier* in facial skincare and toiletries, and the good growth of *L'Oréal Paris* and *Maybelline* make-up.

  In the United States, in a stable market, also affected by inventory reductions by some large distributors, the division is increasing its market share, with significant advances in facial skincare with *Revitalift* by *L'OréalParis* and the increasingly successful *Garnier Nutritionist*, launched in 2007. Growth is very high in the Rest of the World.

  China and the ASEAN countries are advancing very strongly, driven by extremely important breakthroughs by *L'Oréal Paris* and *Garnier* in facial skincare. In Eastern Europe, the three brands have achieved very strong growth. Growth in Russia and Ukraine was particularly high until October. In Latin America, growth has remained very strong in Argentina and Chile. After a difficult start to the year, there was a gradual acceleration in Brazil towards the end of the year. In the Africa-Orient-Pacific zone, good growth in the Middle East and South Africa is worth noting.

LUXURY PRODUCTS

In the context of a very clear slowdown in the selective market in the final quarter, the sales of the Luxury Products Division contracted by -6.3% in the 4th quarter, but increased by +0.7% like-for-like in 2008. After the consolidation of *YSL Beauté* from July 1st 2008, and at constant exchange rates, sales grew by +9.9%. With this acquisition, three of the division's brands are now in the top ten of the selective market, and the division ranks world leader in its distribution channel.

- Sales grew in the skincare category, bolstered by the success in the anti-ageing segment of *Prodigy Re-Plasty* by *Helena Rubinstein*, *Rides Repair* by *Biotherm* and *Rénergie Morpholift Nuit R.A.R.E.* serum by *Lancôme*. The international expansion of the *Kiehl's* brand is continuing with six new countries, including Japan.
  In make-up, the division is strengthening its leadership in mascara with *Ôscillation* by *Lancôme*, the revolutionary powermascara by micro-oscillation. The division is also scoring successes in lipstick with *Rouge Volupté* by *Yves Saint Laurent* and *Absolu Rouge* by *Lancôme*, the winner of a Prix d'Excellence award from Marie-Claire. *Face Fabric* foundation by *Giorgio Armani* is another award winner. Lastly, *Shu Uemura* is accelerating its worldwide growth.
  In fragrances, the division has benefited from the success of its two worldwide launches - *Magnifique* by *Lancôme* and *Emporio Armani Diamonds For Men* by *Giorgio Armani* - together with the launch of *Elle Intense* by *Yves Saint Laurent*. The market fell substantially in the 4th quarter.

- In Western Europe, the division recorded a slight decline in invoicing, in the context of inventory adjustments by distributors. The division held on to its market share, particularly in France and increased it in key countries such as the United Kingdom.

  In North America, the division had a difficult 4th quarter, held back by a significant decline in store footfall, and a high comparison base due to new perfume launches at the end of 2007. The division's sales were slightly below the market trend.

  The Rest of the World zone achieved excellent performances in Eastern Europe, Asia, the Middle East and Latin America. However the 4th quarter saw a lower growth rate in some zones such as Eastern Europe and Dubai.

➔ BRIEF PRESENTATION OF THE L'OREAL GROUP IN 2008

ACTIVE COSMETICS

The sales of the Active Cosmetics Division at December 31st grew by +4.2% like-for-like. These results reflect market share gains across the world, achieved through growth in new market positions.

- *Vichy* is once again demonstrating its leadership in pharmacies, thanks to substantial advertising and promotional investments on major initiatives in the 2nd half. The launch of *Liftactiv CxP* in October has enabled *Vichy* to consolidate its number one position in anti-ageing skincare sales in pharmacies throughout Europe.
  La Roche-Posay registered another year of double-digit growth, thanks to the brand's success across all categories, particularly in skincare with the success of the Physiologique make-up remover range.
  Innéov has confirmed its number one position in oral cosmetics in Europe. This reflects the strong breakthrough made in the hair care segment. *Innéov* has made a spectacular start in Brazil.
  Lastly, the division has continued the roll-out of its *SkinCeuticals* and *Sanoflore* brands in major European countries.

- There are contrasting trends in the results of the geographic zones:
  Sales in Western Europe are down slightly due to a slowdown in market growth, combined with a disappointing performance by *Vichy* in seasonal markets, and the concentration of launches in the final quarter.
  Expansion is continuing in North America, despite a significant reduction in footfall, particularly in spas and medispas at the end of the year.
  The Rest of the World remains highly dynamic, even though the financial difficulties of some distributors had a negative impact on the last 2 months of the year.

Multi-division summary by geographic zone

WESTERN EUROPE

- Western Europe is at -0.3% like-for-like. While still growing, the market has slowed significantly; it deteriorated gradually quarter by quarter in France and in several countries in Southern Europe, particularly in the luxury channel. The group's sales trend is favourable in the United Kingdom and Germany, and sales are growing strongly in several countries in Northern Europe. The group has bolstered its overall market share in Western Europe. However, very strict inventory management by distributors has had an impact on sales.

NORTH AMERICA

- North America at -4.8% like-for-like had a difficult end to the year, with a clear deterioration in the market during the fourth quarter, particularly in department stores, where sales were disappointing over the year-end holiday period, and in salons, as the number of visits continued to decline. Overall, the group was slightly below the market trend, but still strengthened its positions in Consumer Products, Professional Products and Active Cosmetics.

REST OF THE WORLD

- **Asia:** L'Oréal's like-for-like growth reached +16.3% in 2008 after a slowdown in the 4th quarter, with the group continuing to outperform the market significantly. In Japan, the group is winning market share. Outside Japan, annual growth amounted to +20.2%. Dynamic growth is continuing in China (+27.7%) and in the countries of South-East Asia, particularly Thailand, Indonesia and Malaysia. The group is growing more than three times faster than the market across Asia as a whole.

- **Eastern Europe:** L'Oréal is maintaining its very strong momentum, with like-for-like growth of +21.1% across all the divisions, but the pace changed in the 4th quarter, reflecting the difficulties of some distributors in Russia and Ukraine.
- **Latin America:** Sales have grown by +6.7% like-for-like, and are improving quarter by quarter, but there are sharp contrasts in trends. Argentina, Venezuela, Chile and Uruguay are growing strongly. Brazil returned to growth in the second half. The situation in Mexico remains difficult.
- **Africa-Orient-Pacific**: The year was marked by the creation of a multi-division zone to accelerate the group's entry into new markets. Sales grew by +8.1% like-for-like. Growth is being driven by the excellent performance of North Africa and the Middle East, and the good growth in South Africa. Growth in Australia is satisfactory. There are contrasting trends in India, with a highly dynamic year for the Professional Products Division, and a year of consolidation for Consumer Products. Lastly, the group set up a multi-division subsidiary in Egypt at the end of the year.

The Body Shop sales trend

The like-for-like sales of **The Body Shop** increased by +4.6%.
Retail sales[1] increased by +1.9%. With a comparable store base[2], the sales were down by -2.3%.

The brand recorded good results in Sweden, Switzerland, the Middle East, Hong Kong, Singapore, Korea, Indonesia and India. However, due to a lower consumption in its stores because of the difficult economic climate during the 4th quarter, sales were disappointing in Great Britain, Spain and North America.

With new communications based on "Nature's way to beautiful", The Body Shop is reasserting its philosophy as a natural and ethical brand and re-energising the customer experience.
The brand launched four *Wellbeing* ranges that each contain natural ingredients based on traditional remedies, *Nature's Minerals™* make-up range, as well as *Moringa*, a body care range rich in moisturising Community Trade ingredients.

124 stores were opened in 2008, taking the total to 2 550 at the end of the year.

[1] Retail sales: total sales to consumers through all channels.
[2] Retail sales with a comparable store base: total sales to consumers by stores which operated continuously from January 1st to December 31st 2007 and over the same period in 2008.

Galderma sales trend

Galderma achieved record sales, with a like-for-like increase of +17.1%. Growth in North America amounted to +18.5%. Sales have risen by +7.3% in Europe and +26.3% in the Rest of the World.

Galderma continued to gain market share thanks to its leading brands *Differin®* and *Epiduo®* (acne), *Rozex®/Metro®* (rosacea), *Clobex®* (psoriasis), *Oracea®* (rosacea), *Dysport®* (hyperfunctional facial lines) and *Cetaphil®* (therapeutic skin care product line).

With the acquisition of *CollaGenex* in the US, Galderma reinforced its portfolio of therapeutic solutions for rosacea with *Oracea®*, the first systemic antibiotic approved for the treatment of rosacea in the US. *Oracea®* was also approved by the European health authorities. Galderma significantly expanded its presence in the corrective and aesthetic dermatology segment with Dysport® in Brazil and Argentina.
Epiduo® was a significant contributor to growth in Europe and Latin America, where the product was launched, and received the FDA approval at the end of the year. Differin® Gel 0.1 % was launched in Japan where it is the first topical retinoid approved for acne.

2008 Results

Operating profitability and Consolidated profit and loss account

€ million	12.31.2007	As % of sales	12.31.2008	As % of sales	Excl. YSLB
Sales	17,063	100%	17,542	100%	
Cost of sales	-4,941	29.0%	-5,24	29.9%	
Gross Profit	12,122	71.0%	12,302	70.1%	
Research and development expenses	-560	3.3%	-581	3.3%	
Advertising and promotion expenses	-5,127	30.0%	-5,275	30.1%	
Selling, general and administrative expenses	-3,618	21.2%	-3,779	21.5%	
Foreign exchange gains and losses	10	0.1%	58	0.3%	
Operating profit	**2,827**	**16.6%**	**2,725**	**15.5%**	**15.8%**

Gross profit amounted to 70.1% of sales, compared with 71.0% in 2007.
After allocating exchange gains and losses which are related to gross profit for 2007 and 2008, and if the impact of consolidating *YSL Beauté* is excluded, gross profit was down by 50 basis points.

Research and development expenses, stable as a percentage of sales at 3.3%, increased by some +4%.

Advertising and promotion expenses, at 30.1% of sales, increased by 10 basis points compared with 2007, after a second half at 30.4%, significantly higher than the first half, as we had announced.

Selling, general and administrative expenses represented 21.5% of sales. They included over the full year the impact of the operating costs of distributors of professional products to American salons, the increase in depreciation of intangible assets, and the mix effect linked to conversion rates.

After an exchange gain of 58 million euros, operating profit amounted to 2 725 million euros, representing 15.5% of sales, and would have represented 15.8% of sales without the dilutive impact of consolidating YSL Beauté.

Operating profit by branch and division

€ million	2007	As % of sales	2008	As % of sales	Excl. YSLB
By operational division					
Professional Products	502	21.0%	519	21.0%	
Consumer Products	1,582	19.1%	1,578	18.9%	
Luxury Products	844	21.5%	767	18.4%	20.0%
Active Cosmetics	256	20.5%	259	20.1%	
Cosmetic divisions total	3,180	20.0%	3,110	19.0%	
Non-allocated (1)	-479	-3.0%	-502	-3.1%	
Cosmetics branch total	**2,701**	**17.0%**	**2,608**	**15.9%**	**16.3%**
The Body Shop	64	8.1%	36	4.8%	
Dermatology branch (2)	**62**	**16.9%**	**80**	**18.7%**	
Group	**2,827**	**16.6%**	**2,725**	**15.5%**	**15.8%**

(1) Non-allocated = Central group expenses, fundamental research expenses, stock option expenses and miscellaneous items. As % of total sales.
(2) Group share, i.e. 50%.

The profitability of the Professional Products Division remained stable in 2008 at 21% of sales.
The profitability of the Consumer Products Division was slightly lower at 18.9%, compared with 19.1% in 2007.
Half of the decrease in the profitability of the Luxury Products Division is attributable to the YSL Beauté consolidation.
Active Cosmetics profitability amounted to 20.1%.
The Body Shop, which makes all its profits in the 2nd half of each year, was particularly affected this year by lower store footfall at the end of the year.
And finally, the profitability of the Dermatology branch, Galderma, grew strongly in 2008 to reach 18.7%.

Profitability by geographic zone: another strong improvement in the Rest of the World

€ million	Operating profit				
	2007		2008		2008 excl. YSL Beauté
	€ million	% of sales	€ million	% of sales	% of sales
Western Europe	1,633	22.5%	1,634	22.1%	22.8%
North America	774	19.3%	593	15.9%	16.0%
Rest of the World	774	16.6%	884	16.9%	17.1%
Cosmetic zones total	**3,180**	**20.00%**	**3,110**	**19.0%**	**19.4%**

After excluding the dilutive impact of consolidating YSL Beauté, the profitability trends by zone were as follows:

Further improvement in profitability in Western Europe at 22.8%,
Significant deterioration in profitability in North America, which had a tough year, particularly in its Luxury Products and Professional Products businesses.
Another increase in the profitability of the Rest of the World zone to 17.1%.

Net earnings per share: +6.8% at constant exchange rates

€ million	12.31.2007	12.31.2008	
Operating profit	2,827	2,725	
Finance costs	-175	-174	
Other financial income (expense)	-7.6	-7.2	
Sanofi-Aventis dividends	250.3	244.7	
Share in net profit (loss) of equity affiliates	0.1	-	
Pre-tax profit excluding non-recurrent items	2,896	2,788	
Income tax excluding non-recurrent items	-856	-722	
Minority interests	-1.5	-2.7	
Net profit after minority interests (1)	2,039	2,064	
EPS (2)	3.36	3.49	+6.8% at constant exchange rates
Diluted average number of shares	606,012,471	590,920,078	

(1) Net profit excluding non-recurrent items after minority interests does not include capital gains and losses on disposals of long-term assets, impairment of assets, restructuring costs, associated tax effects or minority interests.
(2) Diluted net earnings per share excluding non-recurrent items, after minority interests.

The cost of net debt remained stable at 174 million euros. The slight increase in the average interest rate of the debt in euros was offset by the sharp decline in the cost of our debt in dollars.
Dividends received from Sanofi-Aventis remained almost stable at 244.7 million euros.
Tax amounted to 721.5 million euros. The tax rate at 25.9% is significantly lower than the 2007 rate of 29.5%, thanks in particular to the research tax credit and lower tax rates in some countries.
In all, net profit excluding non-recurrent items after minority interests totalled 2 064 million euros, up by +1.2%.
After the accretive effect of share buybacks, net earnings per share amounted to €3.49, an increase of +3.8%, i.e. +6.8% at constant exchange rates, very close to the target indicated in October 2008. Excluding the dilutive impact of YSL Beauté, mainly generated by the step-up in inventories, net earnings per share would have amounted to € 3.52.

Net profit after minority interests: €1,948M

[illegible]	12.31.2007	12.31.2008	Growth
Net profit excluding non-recurrent items after minority interests	2,039	2,064	-
Non-recurrent items	617	-115	-
Net profit after minority interests	**2,656**	**1,948**	**-26.6%**
Diluted earnings per share (euros)	4.38	3.30	-24.8%

After allowing for non-recurrent items, which amounted to a charge of 115 million euros, compared with a profit of 617 million euros in 2007 (capital gain of 643 million euros on the sale of Sanofi-Aventis shares in November 2007), net profit came out at 1,948 million euros.

The charge of 115 million euros mainly reflects the industrial reorganisation in Europe, with the transfer project for the factories at Llantrisant in the United Kingdom and the closure of the Monaco factory, but also the rationalisation of YSL Beauté product distribution contracts, the reorganisation of the L'Oréal USA subsidiary, the consolidation of the American company CollaGenex acquired by Galderma, and the accelerated depreciation of intangible assets relating to Yue Saï goodwill and the Biomedic brand.

Cash flow Statement, Balance sheet and Debt

Gross cash flow amounted to 2,745 million euros, up by + 1%.
Working capital requirement amounted to 148 million euros.
Capital expenditure, at 745 million euros, decreased by some 4%, representing 4.3% of sales, compared with 4.5% in 2007.
After dividend payment, acquisitions (primarily YSL Beauté and CollaGenex), and net share buybacks amounting to 912 million euros, the residual cash flow amounts to -1,209 million euros.

The balance sheet structure is very robust, with shareholders equity representing 52% of total assets.

Net financial debt amounted to 3,700 million euros. Its increase is mainly the result of the acquisition of YSL Beauté in 2008.
Financial debt is well secured. It consists of some 2.5 billion euros of medium-term bank loans, most of which mature between 2011 and 2012, with the rest consisting of short-term paper and commercial paper, which are well secured by standby lines.

Proposed dividend at the Annual General Meeting on April 16th, 2009

The Board of Directors has decided to propose that the Annual General Meeting of Shareholders of April 16th, 2009 should approve a dividend of €1.44 per share, representing an increase of +4.3% compared with the dividend paid in 2008. This dividend will be paid on Friday April 24th, 2009.

Important events during the period 10/01/08 - 12/31/08

Under the share buyback programme decided by the Board of Directors on June 19th 2008, 1,120,000 shares were acquired between October 1st and December 31st 2008 for a total amount of €69.4 million.

L'Oréal parent company (excluding subsidiaries)

€ million (except for earnings per share, shown in euros)	2004	2005	2006	2007	2008
I. Financial position at financial year-end					
a) Share capital	135.2	131.8	127.9	123.6	120.5
b) Number of shares	676,062,160	65,769,660	639,616,410	617,975,610	602,415,810 (1)
c) Number of convertible bonds	0	0	0	0	0
II. Overall results of operations					
a) Net sales	1,774.2	1,856.6	2,003.4	2,073.8	2,115.2
b) Pre-tax profit before depreciation, amortisation, provisions and reversals of provisions (including provision for investment and profit sharing reserve)	1,341.1	1,403.0	1,484.4	2,841.7	1,713.4
c) Income tax	-20.8	-58.8	-54.5	-68.7	-143.4
d) Net income	1,230.1	1,589.6	1,690.3	2,822.4	1,552.1
e) Amount of distributed profits	554.4	658.8	738.8	842.9	861.8 (2)
III. Results of operations per share					
a) Profit after tax and profit sharing, but before depreciation, amortisation and provisions	1.99	2.20	2.38	4.68	3.05
b) Net sales	1.82	2.41	2.64	4.57	2.58
c) Dividend paid on each share (not including tax credit)	0.82	1.00	1.18	1.38	1.44 (2)
IV. Personnel					
a) Number of employees	5,746	5,759	5,793	5,862	5,848
b) Total salaries	331.8	339.2	345.4	370.3	381.1
c) Amount paid for welfare benefits (social security, provident schemes, etc.)	133.9	138.8	142.3	158.7	159.3

(1) The share capital comprises 602,415,810 shares with a par value of €0.2, following the cancellation of 7,187,000 shares of treasury stock held by the company as of February 13th, 2008 and of 8,410,400 shares of treasury stock held by the company as of August 28th, 2008, and the subscription of 34,600 shares through exercising stock options.

(2) The dividend will be proposed to the Annual General Meeting of April 16th, 2009.

STATUTORY AUDITORS' REPORT ON THE FINANCIAL STATEMENTS
(Year ended December 31st, 2008)

In compliance with the assignment entrusted to us by your Annual General Meeting, we hereby report to you, for the year ended December 31st, 2008, on:

- the audit of the accompanying financial statements of L'Oreal;
- the justification of our assessments;
- the specific verifications and information required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I - Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, using sample testing techniques or other selection methods, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's financial position and its assets and liabilities as of December 31st, 2008, and of the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France.

II - Justification of our assessments

In accordance with the requirements of Article L.823-9 of the French Commercial Code (Code de Commerce) relating to the justification of our assessments, we bring to your attention the following matter:

Investments have been valued in accordance with the accounting methods described in the notes to the Company's financial statements under "Accounting policies – Financial Assets – Investments and advances". As part of our audit, we reviewed whether these accounting methods were appropriate and evaluated the assumptions used.

These assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III - Specific verifications and information

We have also performed the specific verifications required by law.

We have no matters to report regarding:

- the fair presentation and the consistency with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements;
- the fair presentation of the information provided in the management report of the Board of Directors in respect of remuneration and benefits granted to certain company officers and any other commitments made in their favor in connection with, or subsequent to, their appointment, termination or change in function.

In accordance with the law, we verified that information related to acquisitions of investments and controlling interests and the identity of shareholders were disclosed in the management report.

Neuilly-sur-Seine, February 25th, 2009
The Statutory Auditors

PricewaterhouseCoopers Audit	Deloitte & Associés
Etienne Boris	Etienne Jacquemin

STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS (Year ended December 31st, 2008)

In compliance with the assignment entrusted to us by your Annual General Meeting, we hereby report to you, for the year ended December 31st, 2008, on:

- the audit of the accompanying consolidated financial statements of L'Oreal;
- the justification of our assessments;
- the specific verification required by law.

These consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these consolidated financial statements, based on our audit.

➔ STATUTORY AUDITORS' SPECIAL REPORTS

I - Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, using sample testing techniques or other selection methods, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at December 31st, 2008 and of the results of its operations for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

II - Justification of our assessments

In accordance with the requirements of Article L.823-9 of the French Commercial Code *(Code de commerce)* relating to the justification of our assessments, we bring to your attention the following matters:

- L'Oreal performs impairment tests on goodwill and intangible assets with indefinite useful lives at least once a year and whenever there is an indication that an asset may be impaired, in accordance with the methods set out in Notes 1.15 and 13 to the consolidated financial statements. We have reviewed the terms and conditions for implementing this impairment test as well as the assumptions applied,
- obligations relating to pensions, early retirement benefits and other related benefits granted to employees have been valued and recorded in accordance with the accounting policies described in Notes 1.23 and 21 to the consolidated financial statements. We have reviewed and analyzed the valuation methods of these obligations and the data used and the assumptions applied.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III - Specific verification

As required by the French law, we have also verified the information given in the Group's management report. We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Neuilly-sur-Seine, February 25th, 2009
The Statutory Auditors

PricewaterhouseCoopers Audit — Deloitte & Associés

Etienne Boris — Etienne Jacquemin

STATUTORY AUDITORS' REPORT PREPARED IN ACCORDANCE WITH ARTICLE L.225-235 OF THE FRENCH COMMERCIAL CODE (Code de commerce) ON THE REPORT PREPARED BY THE CHAIRMAN OF THE BOARD OF DIRECTORS OF L'OREAL

(Year ended December 31st, 2008)

In our capacity as Statutory Auditors of L'Oreal, and in accordance with Article L.225-235 of the French Commercial Code, we hereby report to you on the report prepared by the Chairman of your Company in accordance with Article L.225-37 of the French Commercial Code for the year ended December 31st, 2008.

It is the Chairman's responsibility to prepare and submit to the Board of Directors for approval, a report describing the internal control and risk management procedures implemented by the Company and providing the other information required by Article L.225-37 of the French Commercial Code in particular relating to corporate governance.

It is our responsibility:

- to report to you our observations on the information set out in the Chairman's report on internal control procedures relating to the preparation and processing of financial and accounting information, and
- to attest that the report sets out the other information required by Article L.225-37 of the French Commercial Code, it being specified that it is not our responsibility to assess the fairness of this information.

We conducted our work in accordance with professional standards applicable in France.

Information concerning the internal control procedures relating to the preparation and processing of financial and accounting information

The professional standards require that we perform procedures to assess the fairness of the information on internal control procedures relating to the preparation and processing of financial and accounting information set out in the Chairman's report. These procedures mainly consisted of:

- obtaining an understanding of the internal control procedures relating to the preparation and processing of financial and accounting information on which the information presented in the Chairman's report is based, and of the existing documentation;
- obtaining an understanding of the work performed to support the information given in the report and of the existing documentation;
- determining if any material weaknesses in the internal control procedures relating to the preparation and processing of financial and accounting information that we may have identified in the course of our work are properly described in the Chairman's report.

On the basis of our work, we have no matters to report on the information given on internal control procedures relating to the preparation and processing of financial and accounting information, set out in the Chairman of the Board's report, prepared in accordance with Article L.225-37 of the French Commercial Code.

Other information

We attest that the Chairman's report sets out the other information required by Article L.225 37 of the French Commercial Code.

Neuilly-sur-Seine, February 25th, 2009
The Statutory Auditors

PricewaterhouseCoopers Audit

Etienne Boris

Deloitte & Associés

Etienne Jacquemin

STATUTORY AUDITORS' SPECIAL REPORT ON REGULATED AGREEMENTS AND COMMITMENTS WITH THIRD PARTIES (Year ended December 31st, 2008)

In our capacity as Statutory Auditors of your Company, we hereby present our report on regulated agreements and commitments with third parties.

Our responsibility does not include identifying any undisclosed agreements or commitments. We are required to report to shareholders, based on the information provided, on the main terms and conditions of the agreements and commitments that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of Article R. 225-31 of the French Commercial Code, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

Regulated agreements and commitments with third parties relating to the year ended December 31st, 2008

We hereby inform you that, with the exception of the agreement approved on February 13th, 2008, communicated in our Statutory Auditors' special report dated February 27, 2008 and which remained in force during the year as described on page 2 of this report, we have not been informed of any agreement and commitment signed during the year and governed by Article L.225-38 of the French Commercial Code (*Code de commerce*).

Regulated agreements and commitments approved in prior years which remained in force during the year

Pursuant to the French Commercial Code, we were informed that the following agreements and commitments approved in prior years remained in force during the past year.

Agreements and commitments related to Mr Jean Paul Agon

- Granting Jean-Paul Agon the same status as a senior executive during his term of office, in particular for the purpose of pension and employee benefits, so that he can continue to enjoy the same benefits as those received before his appointment as corporate officer (Board of Directors meeting of April 25th, 2006).

As of the date hereof, this scheme provides entitlement to the payment of a life annuity (with a surviving spouse pension and, under certain conditions, an orphan pension) as well as benefits in the event of temporary disability, definitive disability or death.

- Agreement providing for the termination benefits of the Managing Director (Board of Directors Meeting of February 13th, 2008).

- in the event of non-renewal or removal from his corporate office, except for gross misconduct or gross negligence, Mr Jean-Paul Agon will be entitled to an indemnity for termination of his corporate office equal to 3 months' remuneration (solely his fixed remuneration) per year of performance of the corporate office of Chief Executive Officer, as from 2006 inclusive, and limited to a maximum of 12 months of the fixed part of the last remuneration received in respect of his corporate office, subject to fulfillment of performance conditions.
  This indemnity will be added to the indemnities payable, where applicable, in the event of subsequent termination of his resumed employment contract calculated on the basis of the applicable collective bargaining agreement.

- in the event of retirement at the Company's request or voluntary retirement which takes place at the time of termination of his corporate office or thereafter, Mr Jean-Paul Agon will be entitled to a departure or retirement indemnity determined in accordance with the same terms and conditions as those applicable to a senior manager of L'Oréal, namely, on the basis of his total length of service accrued pursuant to his employment contract and his corporate office, an amount of 6 months' average remuneration (fixed + variable portions) over the 12 months prior to the month of his departure, subject to fulfillment of performance conditions.
  This indemnity may not be lower than the departure or retirement indemnity to which he would be entitled pursuant to his resumed employment contract, and will not be received cumulatively with either such a departure or retirement indemnity or with an indemnity due to non-renewal or removal from his corporate office.

The performance conditions mentioned above and decided on by the Board of Directors are assessed as follows: one-half will be based on the rate of growth in L'Oréal's consolidated sales as compared to the market growth rate while the other-half will be based on the change in earnings per share (diluted net earnings per share excluding non-recurrent items, after minority interests); both these conditions will be assessed for the last four financial years prior to the year in which the corporate office ends.

Depending on the level of fulfillment of such conditions, the amount of each component of the indemnity will be reduced or may even amount to zero.

Were an event to occur which would be likely to lead to a significant reduction in earnings per share during the financial year, then the Board of Directors would reserve the right to include the year then in progress in the four years taken into account in order to calculate the performance condition.

We performed the procedures that we deemed necessary with regard to French professional standards in relation to this engagement. These procedures consisted in verifying that the information given to us is consistent with the underlying documents.

Neuilly-sur-Seine, February 25th, 2009
The Statutory Auditors

PricewaterhouseCoopers Audit
Etienne Boris

Deloitte & Associés
Etienne Jacquemin

STATUTORY AUDITORS' SPECIAL REPORT ON THE GRANTING OF SHARE SUBSCRIPTION AND/OR PURCHASE OPTIONS TO EMPLOYEES AND CORPORATE OFFICERS
Ordinary and Extraordinary Shareholders' Meeting of April 16th, 2009
(12th resolution)

In our capacity as Statutory Auditors of your Company and in accordance with Articles L.225-177 and R.225-144 of the French Commercial Code (*Code de commerce*), we have prepared this report on the granting of share subscription and/or purchase options to employees and corporate officers of L'Oréal and companies or economic interest grouping directly or indirectly affiliated with L'Oréal within the meaning of Article L.225-180 of the French Commercial Code.

It is the responsibility of the Board of Directors to prepare a report on the reasons for the granting of share subscription and/or purchase options and the proposed terms and conditions for determining the subscription and/or purchase price. It is our responsibility to comment on the proposed terms and conditions for determining the subscription or purchase price.

We performed the procedures that we deemed necessary with regard to French professional standards in relation to this engagement. These procedures consisted in verifying that the proposed terms and conditions for determining the subscription and/or purchase price are disclosed in the Board of Directors' report, that they comply with legal provisions, in order to inform shareholders, and that they do not appear obviously inappropriate.

We have no comments to make on the proposed terms and conditions.

Neuilly-sur-Seine, February 25th, 2009

PricewaterhouseCoopers Audit
Etienne Boris

Deloitte & Associés
Etienne Jacquemin

➔ STATUTORY AUDITORS' SPECIAL REPORTS

STATUTORY AUDITORS' SPECIAL REPORT ON THE FREE GRANTING OF EXISTING SHARES OR SHARES TO BE ISSUED TO EMPLOYEES OF THE COMPANY
Ordinary and Extraordinary Shareholders' Meeting of April 16th, 2009
(13th resolution)

In our capacity as Statutory Auditors of your Company and in accordance with Article L.225-197-1 of the French Commercial Code (*Code de commerce*), we have prepared this report on the project for the free granting of existing shares or shares to be issued to employees of L'Oréal or affiliated companies as defined by Article L.225-197-2 of the French Commercial Code, or to certain categories of employees.

Shareholders are requested to authorize the Board of Directors to grant, for no consideration and on one or more occasions, existing shares or shares to be issued. It is the role of the Board of Directors to prepare a report on the transaction which it wishes to perform. It is our role, where necessary, to comment on the information which is communicated to you on the proposed transaction.

We performed the procedures that we deemed necessary with regard to French professional standards in relation to this engagement. These procedures consisted in verifying that the proposed terms and conditions presented in the Board of Directors' report comply with the provisions provided for by law.

We have no comments to make on the information given in the Board of Directors' report relating to the proposed transaction.

Neuilly-sur-Seine, February 25th, 2009

PricewaterhouseCoopers Audit
Etienne Boris

Deloitte & Associés
Etienne Jacquemin

STATUTORY AUDITORS' SPECIAL REPORT ON THE SHARE CAPITAL INCREASE RESERVED FOR EMPLOYEES OF THE COMPANY

Ordinary and Extraordinary Shareholders' Meeting of April 16th, 2009
(14th resolution)

In our capacity as Statutory Auditors of your Company and in accordance with the engagement set forth in Articles L. 225-135 et seq. of the French Commercial Code (*Code de commerce*), we hereby present you with our report on the proposal to delegate to the Board of Directors the authority to perform a share capital increase, on one or several occasions, reserved for employees (or former employees) of the Company or affiliated companies, as defined by Article L.225-180 of the French Commercial Code, who are members of a L'Oréal Group corporate savings plan as well as any mutual funds via which such issued shares would be subscribed by such employees.
This proposed share capital increase is submitted to you for approval pursuant to Articles L. 225-129-6 of the French Commercial Code and Article L.3332-18 et seq. of the French Labor Code (*Code du travail*).

The total number of shares likely to be issued, on one or several occasions, pursuant to this delegation, cannot exceed 1% of the Company's share capital existing as of the date of this Ordinary and Extraordinary Shareholders' Meeting.

On the basis of its report, the Board of Directors asks you to delegate, for a period of twenty-six months, the authority to decide one or several share capital increases and to cancel your preferential share subscription rights to the shares issued. Where appropriate, the Board of Directors shall set the terms and conditions of the share capital increases.

It is the role of the Board of Directors to prepare a report in accordance with Articles R. 225-113 and R. 225-114 of the French Commercial Code. It is our role to comment on the fair presentation of financial data taken from the accounts, on the proposed cancellation of preferential subscription rights and on certain other information concerning the issue, presented in this report.

We performed the procedures that we deemed necessary with regard to French professional standards in relation to this engagement. These procedures consisted in verifying the content of the Board of Directors' report in respect of this transaction and the terms and conditions for determining the share issue price.
Subject to the subsequent review of the terms and conditions of each share capital increase that the Board of Directors may decide in connection with this delegation, we have no comment to make on the terms and conditions for determining the share issue price as set forth in the Board of Directors' report.

As the share issue price has not yet been set, we can express no opinion on the final terms and conditions under which the share capital, or several share capital increases, would be performed. As a result, we do not express an opinion on the cancellation of your preferential share subscription rights which the Board of Directors has proposed.
In accordance with Article R.225-116 of the French Commercial Code, we shall prepare an additional report for each share capital increase that your Board of Directors may decide to perform.

Neuilly-sur-Seine, February 25th, 2009
The Statutory Auditors

PricewaterhouseCoopers Audit
Etienne Boris

Deloitte & Associés
Etienne Jacquemin

REQUEST FOR PROVISION OF STATUTORY DOCUMENTS AND INFORMATION [(1)]

Ordinary and Extraordinary General Meeting of Thursday, April 16th, 2009
(reserved for shareholders only)



L'ORÉAL

For the attention of the Director of Shareholder Relations
41, rue Martre – 92117 Clichy – Fax: +33 1 47 56 86 42 –
Freephone number (from France only): 0 800 66 66 66
International phone number : +33 1 40 14 80 50
E-mail: info@loreal-finance.com

I, the undersigned ....

Surname .... First name..

Address...

The holder of .... registered shares..

and/or of .... bearer shares registered with[(2)] ....

request that the documents and information provided for in Articles 133 and 135 of the French Decree of March 23rd, 1967 concerning the General Meeting to be held on Thursday April, 16th 2009 should be sent to me at the above address.

Signed in .... , on 2009

[(1)]This request is reserved for shareholders only and must be sent to L'Oréal, for the attention of the Director of Shareholder Relations, 41, rue Martre – 92117 Clichy – Fax: + 33 1 47 56 86 42 - E-mail: info@loreal-finance.com – Free phone number (from France only): 0 800 66 66 66
[(2)] Please provide precise details of the bank, financial institution or brokerage firm which is the custodian of the shares, together with a certificate showing that the person requesting the information is a shareholder at the time of his/her request.



COMPTES 2008

Rapport de Gestion du Conseil d'Administration
Informations complémentaires pour le Document de Référence

L'ORÉAL

Chiffres clés

Chiffre d'affaires*	**17 542** millions d'euros
Résultat d'exploitation	**2 725** millions d'euros
Résultat net par action**	**3,49** euros
Dividende***	**1,44** euros

** Chiffre d'Affaires Consolidé*
*** bénéfice net par action dilué, calculé sur le résultat net hors éléments non récurrents part du groupe.*
**** proposé à l'Assemblée Générale du 16 avril 2009.*


AUTORITÉ DES MARCHÉS FINANCIERS
AMF

Le présent Document de Référence a été déposé auprès de l'Autorité des Marchés Financiers le 20 mars 2009 conformément à l'article 212-13 du règlement général de l'Autorité des Marchés Financiers.

Il pourra être utilisé à l'appui d'une opération financière s'il est complété par une note d'opération visée par l'Autorité des Marchés Financiers.

Le Document de Référence de L'Oréal est constitué de deux tomes :

- une plaquette générale "Rapport Annuel 2008",
- le Rapport Financier Annuel 2008 ainsi que les informations légales,

à la disposition des actionnaires préalablement à l'Assemblée Générale du jeudi 16 avril 2009.

Imprimé sur un papier exempt de chlore élémentaire, certifié PEFC, à base de pâtes provenant de forêts gérées durablement sur un plan environnemental, économique et social.
www.pefc-france.org


PEFC
PEFC/10-31-1190
FCBA/08-00860

Sommaire

Le sommaire détaillé des chapitres figure au début de chaque chapitre

1 Comptes consolidés 2008 *

* *Ces informations font partie intégrante du Rapport Financier Annuel tel que prévu par l'article L.451-1-2 du Code monétaire et financier.*

1.1. Comptes de résultat consolidés comparés

En millions d'euros	Notes	2008	2007	2006
Chiffre d'affaires	3	**17 541,8**	**17 062,6**	**15 790,1**
Coût des ventes		- 5 240,1	- 4 941,0	- 4 569,1
Marge brute		**12 301,7**	**12 121,6**	**11 221,0**
Frais de recherche et développement		- 581,3	- 559,9	- 532,5
Frais publi-promotionnels		- 5 274,6	- 5 126,7	- 4 783,0
Frais commerciaux et administratifs		- 3 779,4	- 3 618,2	- 3 309,4
Résultat d'exploitation avant pertes et gains de change		**2 666,4**	**2 816,8**	**2 596,1**
Pertes et gains de change	6	58,2	10,4	- 55,2
Résultat d'exploitation		**2 724,6**	**2 827,2**	**2 540,9**
Autres produits et charges	7	- 156,3	621,6	- 60,8
Résultat opérationnel		**2 568,3**	**3 448,8**	**2 480,1**
Coût de l'endettement financier net	8	- 174,2	- 174,5	- 115,9
Autres produits et charges financiers		- 7,2	- 7,6	- 3,6
Dividendes Sanofi-Aventis		244,7	250,3	217,4
Quote-part du résultat net des sociétés mises en équivalence		-	0,1	- 1,2
Résultat avant impôt		**2 631,6**	**3 517,2**	**2 576,8**
Impôts sur les résultats	9	- 680,7	- 859,7	- 514,7
Résultat net		**1 950,9**	**2 657,5**	**2 062,1**
Dont :				
- part du groupe		1 948,3	2 656,0	2 061,0
- part des minoritaires		2,6	1,5	1,1
Résultat net par action part du groupe (euros)	10	3,31	4,42	3,36
Résultat net dilué par action part du groupe (euros)	10	3,30	4,38	3,35
Résultat net par action hors éléments non récurrents part du groupe (euros)	10	3,50	3,39	2,99
Résultat net dilué par action hors éléments non récurrents part du groupe (euros)	**10**	**3,49**	**3,36**	**2,98**

1.2. Bilans consolidés comparés

Actif

En millions d'euros	Notes	31.12.2008	31.12.2007	31.12.2006
Actifs non courants		**16 308,7**	**16 979,6**	**19 155,4**
Ecarts d'acquisition	11	5 532,5	4 344,4	4 053,9
Autres immobilisations incorporelles	12	2 038,2	1 959,2	1 792,8
Immobilisations corporelles	14	2 753,3	2 651,1	2 628,4
Actifs financiers non courants	15	5 557,4	7 608,9	10 168,5
Titres mis en équivalence		-	-	82,0
Impôts différés actifs	9	427,3	416,0	429,8
Actifs courants		**6 648,2**	**6 220,7**	**5 627,6**
Stocks	16	1 635,5	1 547,6	1 404,4
Créances clients	17	2 694,6	2 617,5	2 558,5
Autres actifs courants	18	1 107,4	926,4	851,8
Impôts sur les bénéfices		133,6	42,5	31,7
Trésorerie et équivalents de trésorerie	19	1 077,1	1 086,7	781,2
Total		**22 956,9**	**23 200,3**	**24 783,0**

Passif

En millions d'euros	Notes	31.12.2008	31.12.2007	31.12.2006
Capitaux propres	20	**11 828,7**	**13 621,8**	**14 624,2**
Capital		120,5	123,6	127,9
Primes		965,5	963,2	958,5
Autres réserves		9 331,5	8 695,8	8 974,4
Eléments constatés directement en capitaux propres		1 433,6	3 408,9	5 066,9
Réserve de conversion		- 563,1	- 441,1	- 70,3
Actions auto-détenues		- 1 410,6	- 1 787,2	- 2 496,3
Résultat net part du groupe		1 948,3	2 656,0	2 061,0
Capitaux propres - part du groupe		**11 825,7**	**13 619,2**	**14 622,1**
Intérêts minoritaires		2,9	2,5	2,1
Passifs non courants		**3 771,8**	**3 978,5**	**3 396,9**
Provisions pour retraites et autres avantages	21	694,4	755,3	837,9
Provisions pour risques et charges	22	111,4	148,5	154,1
Impôts différés passifs	9	459,4	491,6	512,5
Emprunts et dettes financières non courants	23	2 506,6	2 583,0	1 892,4
Passifs courants		**7 356,4**	**5 600,1**	**6 761,9**
Dettes fournisseurs		2 656,6	2 528,7	2 485,0
Provisions pour risques et charges	22	431,1	285,7	272,0
Autres passifs courants	25	1 838,4	1 732,5	1 613,9
Impôts sur les bénéfices		159,7	176,5	173,0
Emprunts et dettes financières courants	23	2 270,6	876,8	2 218,0
Total		**22 956,9**	**23 200,3**	**24 783,0**

1.3. Tableau de variation des capitaux propres consolidés

En millions d'euros	Nombre d'actions en circulation	Capital	Primes	Autres réserves et résultat	Eléments constatés directement en capitaux propres	Actions auto-détenues	Réserves de conversion	Capitaux propres part du groupe	Intérêts minoritaires	Capitaux propres
Situation au 31.12.2005	**619 973 610**	**131,7**	**953,9**	**10 797,1**	**5 197,2**	**- 2 638,2**	**214,0**	**14 655,7**	**1,5**	**14 657,2**
Augmentation de capital	76 000	-	4,6					4,6		4,6
Annulation d'actions auto-détenues		- 3,8		- 1 255,6		1 259,4		-		-
Dividendes versés (hors actions propres)				- 616,1				- 616,1	- 0,9	- 617,0
Réserves de conversion							*- 284,3*	*- 284,3*	*0,2*	*- 284,1*
Actifs financiers disponibles à la vente					*- 194,5*			*- 194,5*		*- 194,5*
Couverture des flux de trésorerie					*64,2*			*64,2*		*64,2*
Variations reconnues directement en capitaux propres					- 130,3		- 284,3	- 414,6	0,2	- 414,4
Résultat consolidé de l'exercice				2 061,0				2 061,0	1,1	2 062,1
Total des produits et charges comptabilisés				**2 061,0**	**- 130,3**		**- 284,3**	**1 646,4**	**1,3**	**1 647,7**
Rémunérations payées en actions				49,4				49,4		49,4
Variation nette des titres L'Oréal auto-détenus	- 14 327 500			- 1,5		- 1 117,5		- 1 119,0		- 1 119,0
Autres variations				1,1				1,1	0,2	1,3
Situation au 31.12.2006	**605 722 110**	**127,9**	**958,5**	**11 035,4**	**5 066,9**	**- 2 496,3**	**- 70,3**	**14 622,1**	**2,1**	**14 624,2**
Augmentation de capital	75 050	-	4,7					4,7		4,7
Annulation d'actions auto-détenues		- 4,3		- 1 704,8		1 709,1		-		-
Dividendes versés (hors actions propres)				- 711,6				- 711,6	- 0,9	- 712,5
Réserves de conversion							*- 370,8*	*- 370,8*		*- 370,8*
Actifs financiers disponibles à la vente					*- 1 685,9*			*- 1 685,9*		*- 1 685,9*
Couverture des flux de trésorerie					*27,9*			*27,9*		*27,9*
Variations reconnues directement en capitaux propres		-			- 1 658,0	-	- 370,8	- 2 028,8	-	- 2 028,8
Résultat consolidé de l'exercice				2 656,0				2 656,0	1,5	2 657,5
Total des produits et charges comptabilisés	**-**	**-**	**-**	**2 656,0**	**- 1 658,0**	**-**	**- 370,8**	**627,2**	**1,5**	**628,7**
Rémunérations payées en actions				69,1				69,1		69,1
Variation nette des titres L'Oréal auto-détenus	- 10 486 487			- 1,6		- 1 000,0		- 1 001,6		- 1 001,6
Autres variations				9,3				9,3	- 0,1	9,2
Situation au 31.12.2007	**595 310 673**	**123,6**	**963,2**	**11 351,8**	**3 408,9**	**- 1 787,2**	**- 441,1**	**13 619,2**	**2,5**	**13 621,8**
Augmentation de capital	37 600	-	2,3					2,3		2,3
Annulation d'actions auto-détenues		- 3,1		- 1 285,8		1 288,9		-		-
Dividendes versés (hors actions propres)				- 817,1				- 817,1	- 1,1	- 818,2
Réserves de conversion							*- 122,0*	*- 122,0*		*- 122,0*
Actifs financiers disponibles à la vente					*- 2 046,2*			*- 2 046,2*		*- 2 046,2*
Couverture des flux de trésorerie					*70,9*			*70,9*		*70,9*
Variations reconnues directement en capitaux propres		-			- 1 975,3	-	- 122,0	- 2 097,3	-	- 2 097,3
Résultat consolidé de l'exercice				1 948,3				1 948,3	2,6	1 950,9
Total des produits et charges comptabilisés	**-**	**-**	**-**	**1 948,3**	**- 1 975,3**	**-**	**- 122,0**	**- 149,0**	**2,6**	**- 146,4**
Rémunérations payées en actions				85,9				85,9		85,9
Variation nette des titres L'Oréal auto-détenus	- 12 207 805			- 0,2		- 912,3		- 912,5		- 912,5
Autres variations				- 3,1				- 3,1	- 1,1	- 4,2
Situation au 31.12.2008	**583 140 468**	**120,5**	**965,5**	**11 279,8**	**1 433,6**	**- 1 410,6**	**- 563,1**	**11 825,7**	**2,9**	**11 828,7**

1.4. Tableaux des flux de trésorerie consolidés comparés

En millions d'euros	Notes	2008	2007	2006
Flux de trésorerie liés à l'activité				
Résultat net part du groupe		1 948,3	2 656,0	2 061,0
Intérêts minoritaires		2,6	1,5	1,1
Elimination des charges et des produits sans incidence sur la trésorerie ou non liés à l'activité :				
• amortissements et provisions		706,1	598,5	579,4
• variation des impôts différés		6,6	38,3	- 273,3
• charge de rémunération des plans de stock-options	20.3	85,9	69,1	49,4
• plus ou moins-values de cessions d'actifs	10	- 3,6	- 11,7	- 8,5
• plus-value de cession Sanofi-Aventis nette d'impôt		-	- 631,9	
• quote-part de résultat des sociétés mises en équivalence nette des dividendes reçus		-	0,5	1,2
Marge brute d'autofinancement		**2 745,9**	**2 720,4**	**2 410,3**
Variation du besoin en fonds de roulement lié à l'activité	27	- 148,8	- 76,3	65,6
Flux de trésorerie généré par l'activité (A)		**2 597,1**	**2 644,0**	**2 475,9**
Flux de trésorerie liés aux opérations d'investissement				
Acquisitions d'immobilisations corporelles et incorporelles		- 745,9	- 776,0	- 745,2
Cessions d'immobilisations corporelles et incorporelles		9,2	30,1	28,9
Cession Sanofi-Aventis nette d'impôt		-	1 465,3	
Variation des autres actifs financiers (y compris les titres non consolidés)		- 9,4	- 10,2	- 3,9
Incidence des variations de périmètre	28	- 1 299,1	- 604,4	- 1 065,7
Flux net de trésorerie lié aux opérations d'investissement (B)		**- 2 045,2**	**104,8**	**- 1 785,9**
Flux de trésorerie liés aux opérations de financement				
Dividendes versés		- 849,2	- 725,7	- 633,8
Augmentation de capital de la société mère		2,3	4,7	4,6
Valeur de cession/(acquisition) des actions propres		- 912,6	- 1 001,6	- 1 119,0
Emission (remboursement) d'emprunts à court terme		1 262,5	- 1 439,1	209,3
Emission d'emprunts long terme		1,1	753,2	1 563,5
Remboursement d'emprunts long terme		- 62,8	- 10,1	- 577,0
Flux net de trésorerie lié aux opérations de financement (C)		**- 558,7**	**- 2 418,7**	**- 552,4**
Incidence des variations de cours des devises et de juste valeur (D)		- 2,8	- 24,6	- 19,6
Variation de trésorerie (A+B+C+D)		**- 9,6**	**305,5**	**118,0**
Trésorerie d'ouverture (E)		**1 086,7**	**781,2**	**663,2**
Trésorerie de clôture (A+B+C+D+E)	**19**	**1 077,1**	**1 086,7**	**781,2**

Les impôts payés s'élèvent à 823,6 millions d'euros, 820,9 millions d'euros et 725,6 millions d'euros respectivement pour les exercices 2008, 2007 et 2006.

Les intérêts payés s'élèvent à 209,4 millions d'euros, 201,1 millions d'euros et 133,9 millions d'euros respectivement pour les exercices 2008, 2007 et 2006.

Les dividendes reçus s'élèvent à 244,7 millions d'euros, 250,3 millions d'euros et 217,4 millions d'euros respectivement pour les exercices 2008, 2007 et 2006. Ceux-ci font partie de la marge brute d'autofinancement.

1.5. Notes Annexes

Sommaire détaillé des notes

Note 1. Principes comptables

Les comptes consolidés de L'Oréal et de ses filiales (« le Groupe ») qui sont publiés au titre de l'exercice 2008, sont établis conformément au référentiel IFRS, International Financial Reporting Standards, tel qu'adopté dans l'Union Européenne au 31 décembre 2008.

Le Conseil d'Administration a arrêté les états financiers consolidés au 31 décembre 2008, le 16 février 2009. Les comptes ne seront définitifs qu'après leur approbation par l'Assemblée Générale des actionnaires qui se tiendra le 16 avril 2009.

Le Groupe n'a pas anticipé de normes et interprétations dont l'application n'est pas obligatoire en 2008.

Le Groupe procède à l'analyse de l'application dans ses comptes de la norme IFRS 8 « Segments Opérationnels », applicable à compter du 1er janvier 2009, mais n'anticipe pas de changements majeurs.

Par ailleurs, le Groupe est concerné par la disposition de la norme « Améliorations des IFRS » relative au traitement des dépenses de publicité et clarifiant la disposition de la norme IAS 38. Le Groupe étudie les implications relatives en particulier aux traitements des échantillons, PLV et catalogues de vente par correspondance aujourd'hui constatés en charges uniquement lors de la diffusion aux clients finaux.

Enfin, le Groupe étudie l'impact de l'interprétation IFRIC 13 « Programmes de fidélisation clients » dans ses comptes mais n'anticipe pas d'impact majeur.

L'interprétation IFRIC 14 relative à IAS 19 et concernant les plafonnements éventuels des actifs de couverture des engagements sociaux est applicable au 1er janvier 2008 mais est sans impact sur les comptes du Groupe.

Les autres interprétations ne concernent pas le Groupe.

Les normes IFRS ont été appliquées avec effet rétrospectif au 1er janvier 2004, à l'exception de certaines exemptions prévues dans la norme IFRS 1 sur la première application des normes IFRS :

- non-retraitement des regroupements d'entreprise antérieurs au 1er janvier 2004 ;
- comptabilisation dans les capitaux propres d'ouverture des écarts actuariels relatifs aux retraites et avantages assimilés existants au 1er janvier 2004 ;
- reclassement des réserves de conversion au 1er janvier 2004 dans les réserves consolidées ;
- non réévaluation des immobilisations corporelles au 1er janvier 2004 ;
- non comptabilisation des plans d'options d'achat ou de souscription d'actions antérieurs au 7 novembre 2002.

Par ailleurs, les normes IAS 32 et 39 relatives aux instruments financiers ont été appliquées à compter du 1er janvier 2004 par souci de comparaison. L'amendement d'IAS 39 « Comptabilité de couverture de flux futurs de transactions intragroupe » obligatoire à compter du 1er janvier 2006 a été appliqué.

1.1. Utilisation d'estimations

L'établissement des états financiers consolidés conformément aux normes comptables internationales, nécessite que le Groupe procède à des estimations et utilise certaines hypothèses susceptibles d'impacter la valeur des actifs, passifs, capitaux propres et résultat du Groupe.

Ces estimations et hypothèses portent essentiellement sur les évaluations des écarts d'acquisition et des autres actifs incorporels, les provisions, les engagements de retraite, les impôts différés et la valorisation des paiements en actions. Les estimations utilisées par le Groupe sur ces différents thèmes sont élaborées sur la base des informations disponibles à la date d'établissement des comptes et détaillées dans les notes spécifiques se rapportant à chaque problématique.

1.2. Périmètre et méthodes de consolidation

Toutes les sociétés comprises dans le périmètre clôturent leur exercice ou procèdent à un arrêté au 31 décembre.

Les sociétés du Groupe dans lesquelles la société mère L'Oréal exerce directement ou indirectement un contrôle exclusif sont consolidées par intégration globale.

Les sociétés du Groupe contrôlées conjointement, avec un nombre limité d'autres actionnaires en vertu d'un accord contractuel, sont consolidées par intégration proportionnelle.

Les sociétés sur lesquelles le Groupe exerce une influence notable sont consolidées par mise en équivalence.

1.3. Méthode de conversion

1.3.1. Comptabilisation des opérations en devises dans les comptes des sociétés consolidées

Les transactions libellées en devises sont converties au taux de change en vigueur au moment de la transaction.

Les créances et les dettes libellées en devises sont converties au taux de change en vigueur à la clôture. Les écarts de conversion en résultant sont inscrits en résultat.

En matière de change, des contrats à terme et des options sont négociés afin de couvrir les transactions commerciales comptabilisées au bilan comme couvertures de juste valeur et les flux de trésorerie sur opérations commerciales futures comptabilisés comme couvertures de flux futurs dont la réalisation est jugée hautement probable.

Tous les instruments dérivés de couverture de change sont comptabilisés au bilan à leur valeur de marché, même ceux couvrant les achats et ventes de la période suivante. Si la relation de couverture de flux futurs est dûment documentée et l'efficacité démontrée, la variation de juste valeur de ces instruments de couverture est comptabilisée de la façon suivante :

- la variation de la valeur de marché liée aux variations de la valeur temps (points de terme pour les changes à terme et valeur temps des options) est comptabilisée en résultat ;
- la variation de la valeur de marché liée aux variations du cours comptant entre la date de mise en place de la couverture et la date de clôture est comptabilisée en capitaux propres et le montant accumulé en capitaux propres impacte le résultat à la date de réalisation des transactions couvertes. Toute inefficacité résiduelle est reconnue directement en résultat.

En application de la comptabilité de couverture, l'écart de change relatif aux stocks non encore vendus est différé au bilan dans les stocks. De même, lorsque les immobilisations achetées en devise font l'objet d'une couverture de change, elles sont valorisées au bilan sur la base du cours de couverture.

Le Groupe peut être amené à couvrir certains investissements dans des entreprises étrangères. Les pertes ou gains de change relatifs à ces couvertures affectent directement les capitaux propres consolidés, dans le poste *Réserves de conversion*.

1.3.2. Conversion des états financiers des filiales étrangères

Les actifs et passifs des filiales étrangères sont convertis sur la base des cours de change constatés à la clôture. Les éléments de leur compte de résultat sont convertis au cours moyen de la période.

La différence de conversion qui en résulte est portée directement en capitaux propres au poste *Réserves de conversion*, pour la part revenant au Groupe et au poste *Intérêts minoritaires*, pour la part revenant aux tiers. Cette différence n'impacte le résultat qu'au moment de la cession de la société.

1.3.3. Evaluation des écarts d'acquisition en devise

Les écarts d'acquisition dégagés sur des sociétés étrangères sont considérés comme des actifs et passifs de la société étrangère et sont donc exprimés dans la monnaie de fonctionnement de l'entité et convertis au cours de clôture. Les écarts d'acquisition constatés antérieurement au 1er janvier 2004 ont été conservés en euros, au cours historique.

1.4. Chiffre d'affaires

Le chiffre d'affaires est reconnu dès lors que les risques et avantages inhérents à la propriété des biens ont été transférés au client.

Les remises, ristournes et retours de produits sont comptabilisés en déduction du chiffre d'affaires, tout comme les avantages accordés aux distributeurs ou consommateurs, résultant en une sortie de trésorerie tels que la coopération commerciale, les coupons, les escomptes et les programmes de fidélisation.

Les remises, ristournes, provisions pour retours et avantages accordés aux clients sont comptabilisés simultanément à la reconnaissance des ventes, lorsqu'ils peuvent être estimés de façon raisonnablement fiable, en se basant sur les données statistiques issues de l'expérience passée et sur les conditions contractuelles.

1.5. Coût des ventes

Le coût de revient des ventes comprend principalement le coût de revient industriel des produits vendus, les coûts de distribution des produits aux clients y compris les frais de transports et de livraison des marchandises vers les clients, soit directement soit indirectement par l'intermédiaire de dépôts, ainsi que les coûts de dépréciation des stocks et les redevances versées à des tiers.

1.6. Frais de recherche et de développement

Les dépenses engagées pendant la phase de recherche sont comptabilisées en charges de la période au cours de laquelle elles sont encourues.

Les dépenses engagées pendant la phase de développement sont activées en *Immobilisations incorporelles* uniquement si elles satisfont l'ensemble des critères suivants conformément à la norme IAS 38 :

- le projet est clairement identifié et les coûts qui s'y rapportent sont individualisés et suivis de façon fiable ;
- la faisabilité technique du projet est démontrée ;
- l'intention et la capacité de terminer le projet et d'utiliser ou vendre les produits issus de ce projet, sont démontrées ;
- les ressources nécessaires pour mener le projet à son terme et pour l'utiliser ou le vendre sont disponibles ;
- le Groupe peut démontrer que le projet générera des avantages économiques futurs probables, comme l'existence d'un marché potentiel pour la production issue de ce projet ou son utilité en interne est démontrée.

Compte tenu du nombre très important de projets de développement et des aléas liés à la décision du lancement des produits concernés par ces projets, L'Oréal considère que certains critères d'activation ne sont dès lors pas remplis.

Les frais de développement des logiciels à usage interne sont capitalisés pour les phases de programmation, de codification et de tests. Les coûts des mises à jour importantes et des améliorations donnant lieu à des fonctionnalités supplémentaires sont également activés.

Les frais de développement capitalisés sont amortis à compter de la mise à disposition des logiciels dans l'entité concernée, sur la durée de vie probable d'utilisation, généralement entre 5 et 7 ans.

1.7. Frais publi-promotionnels

Ils incluent principalement les dépenses engagées pour faire connaître et assurer la promotion des produits auprès des clients ou des consommateurs. Ces coûts sont comptabilisés dans les charges de l'exercice au cours duquel ils sont encourus.

1.8. Frais commerciaux et administratifs

Ils regroupent essentiellement les forces de vente et leur encadrement, les équipes marketing, les services administratifs ainsi que les frais généraux et les charges de stocks options.

1.9. Pertes et gains de change

Les pertes et gains de change inclus dans cette ligne concernent les écarts de change constatés sur les charges et produits d'exploitation en devises valorisés au cours du jour de la transaction et leur cours de règlement, après prise en compte des dérivés de couverture. En outre, la variation de la valeur temps des instruments dérivés de couverture est systématiquement comptabilisée en résultat, y compris pour les primes d'options (note 1.3).

1.10. Résultat d'exploitation

Le résultat d'exploitation correspond à la marge brute diminuée des frais de recherche et développement, des frais publi-promotionnels, des frais commerciaux et administratifs ainsi que des pertes et gains de change sur les transactions commerciales.

1.11. Autres produits et charges

Le poste *Autres produits et charges* inclut les résultats sur cessions des immobilisations corporelles et incorporelles, les dépréciations d'actifs et les coûts de restructuration.

Le coût des opérations de restructuration est intégralement provisionné dès lors qu'il résulte d'une obligation du Groupe, vis-à-vis de tiers, ayant pour origine la décision prise par l'organe compétent et matérialisée avant la date de clôture par l'annonce de cette décision aux tiers concernés. Ce coût correspond essentiellement aux indemnités de licenciement, aux pré-retraites, aux coûts des préavis non effectués et coûts de formation des personnes devant partir et aux autres coûts liés aux fermetures de sites. Les mises au rebut d'immobilisations, dépréciations de stocks et autres actifs, liées directement à des mesures de restructuration, sont également comptabilisées dans les coûts de restructuration.

1.12. Résultat opérationnel

Le résultat opérationnel se calcule à partir du résultat d'exploitation et intègre les autres produits et charges tels que les résultats sur cessions des immobilisations corporelles et incorporelles, les dépréciations d'actifs et les coûts de restructuration.

1.13. Coût de l'endettement financier net

L'endettement financier net est constitué de l'ensemble des emprunts et dettes financières courants et non courants, diminué de la trésorerie et équivalents de trésorerie.

Le coût de l'endettement financier net est constitué des charges et des produits générés par les éléments constitutifs de l'endettement financier net pendant la période, y compris les résultats de couverture de taux d'intérêt et de change y afférents.

1.14. Impôt sur les résultats

La charge d'impôt sur les résultats correspond à la somme des impôts exigibles de chaque entité fiscale consolidée, corrigée des impositions différées. Celles-ci sont calculées sur toutes les différences temporelles entre la base fiscale et la base comptable consolidée des actifs et passifs, selon une approche bilantielle avec application du report variable.

Le retraitement des actifs et passifs liés aux contrats de location-financement donne lieu à comptabilisation d'un impôt différé.

Les impôts différés incluent les impôts non récupérables portant sur des distributions décidées ou probables.

Ils sont évalués en utilisant le taux d'impôt et les règles fiscales en vigueur à la clôture et applicables lorsque les différences temporaires se résorberont.

Les impôts différés actifs ne sont constatés sur des pertes fiscales reportables des entités consolidées que s'il est probable que les entités pourront les récupérer grâce à l'existence d'un bénéfice imposable attendu au cours de la période de validité des actifs d'impôts différés.

Le régime français d'intégration fiscale permet à certaines sociétés françaises du Groupe de compenser leurs résultats imposables pour la détermination de la charge d'impôt d'ensemble, dont seule la société-mère intégrante, L'Oréal, reste redevable. Il existe par ailleurs des régimes d'intégration fiscale hors de la France.

1.15. Immobilisations incorporelles

1.15.1. Ecarts d'acquisition

Les regroupements d'entreprises sont comptabilisés selon la méthode de l'acquisition. Les actifs, passifs et passifs éventuels de l'entreprise acquise sont évalués à leur juste valeur à la date d'acquisition. Les écarts d'évaluation identifiés lors de l'acquisition sont comptabilisés dans les postes d'actifs et passifs concernés.

L'écart résiduel représentatif de la différence entre le coût d'acquisition des titres et la quote-part du groupe dans l'évaluation à la juste valeur des actifs et des passifs identifiés est comptabilisé en *Ecarts d'acquisition*.

Les écarts d'acquisition dégagés lors de l'acquisition d'une société mise en équivalence sont présentés sur la ligne *Titres mis en équivalence*.

Les écarts d'acquisition ne sont plus amortis conformément à la norme IFRS 3 « Regroupements d'entreprise ». Ils font l'objet d'un test de perte de valeur lorsqu'un événement

défavorable intervient, et au moins une fois par an, au cours du quatrième trimestre. Les éléments défavorables peuvent résulter entre autres d'une hausse des taux d'intérêt du marché ou d'une baisse du chiffre d'affaires ou du résultat opérationnel réalisés par rapport aux prévisions.

Les tests de dépréciation consistent à comparer les actifs nets comptables y compris les écarts d'acquisition et la valeur recouvrable de chaque Unité Génératrice de Trésorerie. Une Unité Génératrice de Trésorerie correspond à une ou plusieurs signatures mondiales. Les valeurs recouvrables sont déterminées à partir des projections actualisées des flux de trésorerie futurs d'exploitation sur une durée de 10 ans (période nécessaire au positionnement stratégique d'une acquisition) et d'une valeur terminale. Les flux de trésorerie sont établis dans les devises des pays concernés et convertis ainsi que les actifs nets comptables auxquels ils sont comparés, aux cours de change estimés pour l'exercice suivant. Le taux d'actualisation retenu pour ces calculs est le coût moyen pondéré du capital du Groupe, s'élevant à 8,5 % pour 2008, à 8,6 % pour 2007 et à 8,0 % pour 2006, ajusté d'une prime de risque pays si nécessaire. Ces taux d'actualisation sont des taux après impôts appliqués à des flux de trésorerie après impôts. Leur utilisation aboutit à la détermination de valeurs recouvrables identiques à celles obtenues en utilisant des taux avant impôts à des flux de trésorerie non fiscalisés. Les hypothèses retenues en terme de progression de l'activité et de valeurs terminales sont raisonnables et cohérentes avec les données de marché disponibles (de l'ordre de 3 % en général pour les valeurs terminales sauf cas spécifique).

L'utilisation des projections actualisées des flux de trésorerie futurs est privilégiée pour déterminer la valeur recouvrable, à défaut de référence de transactions récentes similaires facilement disponibles.

Les dépréciations relatives aux écarts d'acquisition ne sont pas réversibles.

1.15.2. Autres immobilisations incorporelles

Les immobilisations incorporelles figurent au bilan à leur prix de revient. Les éléments incorporels identifiés lors d'une acquisition sont inclus dans ce poste. Il s'agit principalement de marques, de gammes de produits ainsi que de formules ou brevets.

En ce qui concerne les marques, l'utilisation de la méthode des « flux de trésorerie actualisés » est privilégiée afin de faciliter le suivi de la valeur d'utilité après acquisition. Deux approches ont été mises en œuvre à ce jour :

- **l'approche par la prime** : cette méthode consiste à estimer la part des flux futurs générés par la marque par comparaison avec les flux futurs que l'activité pourrait générer sans la marque ;
- **l'approche par les redevances** : elle consiste à estimer la valeur de la marque par référence à des niveaux de redevances qui sont exigés pour l'utilisation de marques comparables. Elle s'appuie sur des projections de chiffres d'affaires établies par le Groupe.

Ces approches s'appuient sur une analyse qualitative de la marque qui assure la pertinence des hypothèses retenues. Le taux d'actualisation retenu se réfère au coût moyen pondéré du capital (WACC) de la cible acquise. Le taux de croissance à l'infini est conforme aux données de marché disponibles (de l'ordre de 3 % en général, sauf cas spécifique).

Une marque peut avoir une durée de vie finie ou indéfinie.

Les marques locales destinées à être progressivement remplacées par une marque internationale déjà existante dans le Groupe sont à durée de vie finie.

Elles sont amorties sur la durée de vie estimée à la date d'acquisition.

Les marques à vocation internationale ont une durée de vie indéfinie. Elles font l'objet de tests de perte de valeur lorsqu'un événement défavorable intervient et au moins une fois par an, au cours du quatrième trimestre. Les éléments défavorables peuvent résulter entre autres d'une hausse des taux d'intérêt du marché ou d'une baisse du chiffre d'affaires ou du résultat opérationnel réalisés par rapport aux prévisions.

Le test de perte de valeur consiste à calculer la valeur recouvrable de la marque sur la base du modèle utilisé lors de l'acquisition.

En ce qui concerne les gammes de produits, cette notion recouvre tous les éléments qui constituent une franchise : le concept du produit, son nom complémentaire à celui de la signature, les formules et brevets utilisés, son packaging, ses logos, son empreinte publicitaire...

La durée de vie d'une gamme de produits est limitée : une gamme arrive en fin de vie le jour où les principaux éléments sous-jacents tels que packaging, nom, formules et brevets ne sont plus utilisés. A ce titre, les gammes de produits sont amorties sur leur durée de vie résiduelle, estimée à la date d'acquisition.

Le Groupe peut être amené à identifier et valoriser des brevets et formules qu'il souhaite développer.

La valeur d'un brevet ou d'une formule est évaluée à partir des bénéfices futurs qui sont attendus de sa propriété dans le futur, selon l'approche par les redevances.

La durée d'amortissement des brevets correspond à la durée de protection juridique. Les formules, qui ne font pas l'objet d'une protection juridique, sont amorties sur une durée maximum de 5 ans.

Les parts de marché et les fonds de commerce comptabilisés dans les comptes consolidés établis selon les principes comptables français ne répondent pas à la définition d'un actif incorporel séparable et ont été reclassés en *Ecarts d'acquisition* lors du passage aux normes IFRS au 1er janvier 2004.

1.16. Immobilisations corporelles

Les immobilisations corporelles figurent au bilan pour leur coût d'acquisition. Elles ne font l'objet d'aucune réévaluation.

Les biens d'importance significative financés par des contrats de location financement, qui en substance transfèrent au Groupe les risques et avantages inhérents à leur propriété, sont comptabilisés à l'actif du bilan. La dette correspondante est inscrite au passif dans les « Dettes financières ».

Les subventions d'investissement sont présentées au passif dans les *Autres passifs courants.*

Les composantes d'une immobilisation sont comptabilisées séparément lorsque leurs durées d'utilité estimées, et donc leurs durées d'amortissement, sont significativement différentes.

Les immobilisations corporelles sont amorties selon le mode linéaire, sur les durées de vie économiques suivantes :

Constructions	10-40 ans
Matériels industriels	5-15 ans
Publicité sur le lieu de vente, stands et présentoirs	3-5 ans
Autres immobilisations corporelles	3-10 ans

Les amortissements et dépréciations sont présentés au compte de résultat selon la destination de l'immobilisation.

Compte tenu de la typologie des actifs corporels, aucune valeur n'a été considérée à l'issue des durées de vie économique présentées ci-dessus.

1.17. Actifs financiers non courants

Les actifs financiers non courants comprennent les titres de participation et les prêts et créances financiers qui ont une échéance supérieure à douze mois.

Les titres de participation sont qualifiés de titres disponibles à la vente. En conséquence, ils sont valorisés à leur juste valeur, et les pertes et gains latents sont enregistrés directement en capitaux propres sur la ligne *Eléments constatés directement en capitaux propres.*

Leur juste valeur est déterminée sur la base du cours de Bourse à la date de clôture pour les titres cotés. Pour les titres non cotés, si la juste valeur n'est pas déterminable de façon fiable, ils sont valorisés à leur coût d'acquisition.

Lorsque la perte latente enregistrée en capitaux propres est représentative d'une baisse durable, cette perte est comptabilisée en résultat.

Les prêts et créances financiers sont qualifiés d'actifs générés par l'activité. En conséquence, ils sont évalués au coût amorti. Ils font l'objet d'une provision pour dépréciation dès qu'il existe une indication de perte de valeur.

1.18. Stocks

Les stocks sont évalués au plus bas du prix de revient ou de leur valeur nette de réalisation. Le prix de revient est calculé selon les méthodes du coût moyen pondéré ou du « premier entré, premier sorti ».

Les stocks obsolètes ou à rotation lente font l'objet de provisions pour dépréciation, en fonction de leur valeur nette de réalisation probable évaluée sur la base de données historiques et prévisionnelles.

1.19. Créances clients

Les créances clients sont enregistrées à leur valeur nominale, qui correspond à leur juste valeur.

Les créances considérées comme douteuses font l'objet de provisions pour dépréciation déterminées en fonction de leur risque de non-recouvrement.

La politique du Groupe est de recommander une couverture d'assurance client dans la mesure où les conditions locales le permettent.

1.20. Trésorerie et équivalents de trésorerie

La trésorerie et équivalents de trésorerie comprennent des liquidités en comptes bancaires, des parts d'OPCVM de trésorerie et des placements à court terme, liquides, ne présentant pas de risque de changement de valeur et dont la date de réalisation à leur date d'acquisition est inférieure à trois mois.

Les placements en actions et les liquidités bloquées à plus de trois mois sont exclus de la trésorerie et présentés dans les *Autres actifs courants.*

Les découverts bancaires, assimilés à un financement, sont présentés dans les *Emprunts et Dettes financières courants.*

Les parts d'OPCVM sont qualifiées d'actifs disponibles à la vente. En conséquence, elles sont valorisées au bilan à leur valeur de marché au jour de la clôture. Les gains latents ainsi dégagés sont enregistrés directement dans les capitaux propres sur la ligne *Eléments constatés directement en capitaux propres.*

La valeur comptable des dépôts bancaires constitue une approximation raisonnable de leur juste valeur.

1.21. Actions auto-détenues

Les actions auto-détenues sont inscrites pour leur coût d'acquisition en diminution des capitaux propres. Les résultats de cession de ces titres nets d'impôt sont imputés directement dans les capitaux propres et ne contribuent pas au résultat de l'exercice.

1.22. Options de souscription ou d'achat d'actions

Les stocks options sont destinées à motiver et fidéliser les salariés qui, par leurs capacités et leur engagement, contribuent le plus aux performances du Groupe.

Conformément aux prescriptions de la norme IFRS 2 « Paiement en actions », la valeur des options accordées calculée à la date d'attribution des options est comptabilisée en charges sur la période d'acquisition des droits, généralement 5 ans.

La juste valeur des stock-options est déterminée sur la base du modèle de Black & Scholes. Ce dernier prend en compte les caractéristiques du plan tels que prix d'exercice et période d'exercice, les données de marché lors de l'attribution tels que taux sans risque, cours de l'action, volatilité, dividendes attendus et une hypothèse comportementale des bénéficiaires.

Seuls les plans émis après le 7 novembre 2002 pour lesquels des droits permettant l'exercice des options restent à acquérir au 1er janvier 2005, sont comptabilisés selon la norme IFRS 2.

L'impact sur le résultat de la période de l'application de la norme IFRS 2 est pris en compte sur la ligne du compte de résultat *Frais commerciaux et administratifs* globalement au niveau du Groupe et n'est pas alloué aux Divisions ni aux Zones géographiques.

1.23. Provisions pour retraites, aménagements de fin de carrière et autres avantages consentis aux salariés

Le Groupe participe, selon les lois et usages de chaque pays, à des régimes de retraite, d'aménagement de fin de carrière ainsi qu'à des régimes accordant d'autres avantages aux salariés.

Pour les régimes de base et autres régimes à cotisations définies, le Groupe comptabilise en charges les cotisations à payer lorsqu'elles sont dues et aucune provision n'est comptabilisée, le Groupe n'étant pas engagé au-delà des cotisations versées. Pour les régimes à prestations définies, les caractéristiques des régimes en vigueur au sein du Groupe sont les suivantes :

- En France, les obligations conventionnelles prévoient des indemnités de fin de carrière spécifiques. Par ailleurs, il a été mis en place un régime de congé de fin de carrière ainsi qu'un régime de retraite à prestations définies. Il existe de plus dans certaines sociétés du Groupe une couverture médicale partiellement prise en charge par le Groupe et bénéficiant aux retraités ;

  A l'exception de la prévoyance médicale des retraités, ces engagements font l'objet d'une couverture financière externe partielle ;

- A l'étranger, lorsqu'il existe des régimes de retraites ou d'autres engagements spécifiques à prestations définies, les engagements actuariels correspondants, nets des fonds capitalisés affectés à leur couverture, sont également pris en charge sur la base des droits acquis par les salariés.

La charge comptabilisée en résultat au cours de l'exercice intègre :

- les droits supplémentaires acquis par les salariés au cours de cet exercice ;
- la variation de l'actualisation des droits existant en début d'exercice, compte tenu de l'écoulement de l'année ;
- le produit des fonds externes calculé sur la base du rendement normalisé des placements à long terme ;
- l'incidence des modifications éventuelles de régimes sur les années antérieures ou de nouveaux régimes ;
- l'amortissement des écarts actuariels.

Pour déterminer la valeur actualisée de l'obligation au titre de chaque régime, le Groupe utilise la méthode rétrospective avec projection de salaire de fin de carrière selon la méthode dite des unités de crédit projetées. La valorisation des engagements et des actifs de couverture est effectuée chaque année et tient compte, notamment pour la valorisation des engagements, de l'ancienneté, de l'espérance de vie, du taux de rotation du personnel par catégorie ainsi que des hypothèses économiques telles que taux d'inflation et taux d'actualisation.

Les effets cumulés des écarts actuariels sont amortis sur la durée d'activité résiduelle moyenne des salariés actifs, à l'exception des écarts n'excédant pas 10 % de la valeur la plus élevée entre le montant de l'engagement brut et la juste valeur des actifs de couverture (principe du « corridor »). Cet amortissement d'écart est inclus dans la charge actuarielle de l'exercice suivant. Les écarts constatés sur les autres avantages tels que jubilés, médailles… sont immédiatement comptabilisés au compte de résultat sans application du « corridor ».

La dette relative à l'engagement net de la société concernant le personnel est constatée au passif du bilan, dans la rubrique *Provisions pour retraites et autres avantages.*

1.24. Provisions pour risques et charges

Les provisions pour risques et charges sont constituées pour faire face à des sorties de ressources probables au profit de tiers, sans contrepartie pour le Groupe. Elles comprennent notamment des provisions destinées à faire face à des risques et litiges de nature fiscale, des risques industriels et commerciaux liés à l'exploitation tels que ruptures de contrats, reprises de produits et des risques sociaux.

Elles sont estimées en tenant compte des hypothèses les plus probables ou en utilisant des méthodes statistiques, selon la nature des provisions.

Les provisions pour risques et charges sont classées selon leur nature en *Passifs non courants* ou en *Passifs courants.* Les provisions concernant des risques ou litiges devant se régler dans les douze mois suivant la clôture ou celles liées au cycle normal d'exploitation (i.e. retours produits) sont présentées dans les *Passifs courants.* Les autres provisions pour risques et charges sont présentées dans les *Passifs non courants.*

1.25. Emprunts et dettes financières

Ils sont évalués au coût amorti sur la base d'un taux d'intérêt effectif.

Conformément au principe de comptabilisation des couvertures de juste valeur, les emprunts et dettes financières à taux fixe « swappés » à taux variable sont valorisés au bilan à leur valeur de marché. Les variations de valeur qui en résultent sont comptabilisées en coût de l'endettement financier et sont compensées par les variations de valeur des swaps de taux attachés.

La juste valeur des dettes à taux fixe est déterminée par actualisation des cash flows futurs, en retenant les courbes de taux d'intérêt obligataire à la clôture, avec prise en compte du « spread » correspondant à la classe de risque du Groupe.

La valeur comptable des dettes à taux variable constitue une approximation raisonnable de leur juste valeur.

Les emprunts et dettes financières à moyen et long terme sont présentés dans les *Passifs non courants.* Les emprunts et dettes financières à court terme, ainsi que la part remboursable à moins de un an des emprunts et dettes financières à moyen et long terme, sont présentés dans les *Passifs courants.*

1.26. Instruments dérivés

Selon les règles du Groupe, les différentes sociétés consolidées ne doivent prendre aucune position spéculative en matière financière. Par conséquent, tous les instruments dérivés conclus par les sociétés du Groupe ne le sont qu'à des fins de couverture et suivent ainsi le principe de la comptabilité de couverture.

En matière de risque de change, les principes comptables applicables sont détaillés en note 1.3.

S'agissant du risque de taux, les dettes et prêts financiers à taux fixe couverts par des swaps de taux sont valorisés au bilan à leur valeur de marché. Les variations de juste valeur de ces dettes sont enregistrées dans le coût de l'endettement financier, et compensées par la comptabilisation des variations de juste valeur des dérivés de couverture attachés. Les dettes et prêts financiers à taux variable sont valorisés au coût qui correspond à leur valeur de marché. Les swaps ou caps qui les couvrent sont valorisés au bilan à leur valeur de marché et les variations de valeur sont enregistrées directement en capitaux propres sur la ligne *Eléments constatés directement en capitaux propres.*

La juste valeur des instruments dérivés de taux est leur valeur de marché. Cette valeur de marché est calculée par actualisation des flux futurs au taux d'intérêt en vigueur à la clôture.

1.27. Résultats par action

Le calcul des résultats nets par action est établi selon les règles édictées par IAS 33.

Les résultats nets par action sont obtenus à partir du nombre moyen pondéré d'actions en circulation au cours de l'exercice, déduction faite du nombre moyen d'actions auto-détenues et portées en minoration des capitaux propres.

Les résultats nets par action dilués prennent en compte le cas échéant les options de souscription et d'achat d'actions ayant un effet dilutif selon la « méthode du rachat d'actions » : les fonds qui seront recueillis lors de l'exercice ou de l'achat sont supposés être affectés en priorité au rachat d'actions au prix du marché.

Note 2. Variations de périmètre

2.1. Année 2008

En novembre 2007, L'Oréal a signé un accord en vue d'acquérir 100 % du capital de la société turque de produits capillaires Canan.

Créée en 1981, Canan a réalisé un chiffre d'affaires de 28 millions d'euros en 2007, essentiellement à travers sa marque Ipek qui occupe la quatrième position sur le marché des produits capillaires de grande diffusion en Turquie.

L'acquisition a été finalisée en janvier 2008 et Canan est consolidée par intégration globale à compter du 1er janvier 2008.

Début janvier 2008, L'Oréal USA a acquis 100 % du capital de la société Columbia Beauty Supply. L'acquisition de Columbia Beauty Supply fait suite au rachat des sociétés Beauty Alliance et Maly's West par L'Oréal USA en avril et juillet 2007.

Implantée dans quatre états du sud-est des Etats-Unis, Columbia Beauty Supply a réalisé un chiffre d'affaires d'environ 60 millions de dollars en 2007.

Columbia Beauty Supply est consolidée par intégration globale à compter du 4 janvier 2008.

Le 23 janvier 2008, L'Oréal a adressé à PPR une offre ferme à l'effet de :

- Acquérir les actions de YSL Beauté Holding, ainsi que la marque Roger & Gallet, pour un prix en valeur d'entreprise de 1 150 millions d'euros ;
- Obtenir une licence mondiale d'exploitation exclusive et de très longue durée des marques Yves Saint Laurent et Boucheron, dans le domaine des parfums et cosmétiques, à des conditions conformes aux usages du marché ;
- Reprendre les licences dans le domaine des parfums et cosmétiques des marques Stella McCartney, Oscar de la Renta, et Ermenegildo Zegna.

L'acquisition a été finalisée le 30 juin 2008 et YSL Beauté est consolidée par intégration globale à compter de cette date.

YSL Beauté a réalisé en 2007 un chiffre d'affaires d'environ 650 millions d'euros avec la marque Yves Saint Laurent et les marques Roger & Gallet, Boucheron, Stella McCartney, Oscar de la Renta, Ermenegildo Zegna.

Les principaux éléments du bilan d'acquisition de YSL Beauté retenus au 30 juin 2008 se décomposent provisoirement ainsi :

En millions d'euros	
Actifs non courants [1]	135,1
Actifs courants	319,5
Passifs non courants	- 84,3
Passifs courants	- 277,3
Total situation nette acquise	**93,0**

[1] Dont 32,0 millions d'euros d'actifs incorporels résultant de l'acquisition. L'écart d'acquisition de 1 017,6 millions d'euros a été affecté à hauteur de 582,7 millions d'euros sur l'Unité Génératrice de Trésorerie YSL et le solde réparti entre les différentes UGT de la Division Produits de Luxe concernées en fonction des synergies attendues (note 11).

Le 26 février 2008, Galderma Pharma S.A., et CollaGenex Pharmaceuticals Inc. ont annoncé la conclusion d'un accord aux termes duquel la société Galderma Laboratories Inc., filiale américaine de Galderma, a proposé d'acheter l'intégralité des actions de CollaGenex au prix unitaire de 16,60 $, en numéraire, représentant un montant total d'environ 420 millions de dollars pour l'intégralité des titres de CollaGenex.

L'opération d'acquisition de CollaGenex par Galderma s'est déroulée en deux phases. La première a consisté en une offre d'achat en numéraire en vue d'acquérir toutes les actions ordinaires de CollaGenex au prix de 16,60 $ par action. Lors de la deuxième phase, l'offre d'achat a été suivie d'une fusion entre CollaGenex et Galderma Acquisition Inc, filiale à 100 % de Galderma Laboratories, au cours de laquelle les détenteurs des actions ordinaires de CollaGenex non apportées dans le cadre de l'offre se sont vus proposer le même prix par action que celui payé à l'occasion de l'offre d'achat.

L'offre d'achat a expiré le 4 avril 2008 et à cette date un total d'environ 21 millions d'actions ordinaires avait été présenté à l'offre et représentaient environ 97 % des titres de CollaGenex en circulation.

La deuxième phase s'est achevée le 10 avril 2008 et CollaGenex est devenue à cette date une filiale à 100 % de Galderma Laboratories Inc.

CollaGenex Pharmaceuticals Inc. est un laboratoire pharmaceutique dédié au développement et à la commercialisation de spécialités thérapeutiques innovantes en dermatologie. Le chiffre d'affaires de CollaGenex en 2007 a été de 63,6 millions de dollars, une augmentation de 141 % comparé aux 26,4 millions de dollars enregistrés en 2006, qui s'explique pour une grand part par la progression des ventes d'Oracea®. En juillet 2006, CollaGenex a mis sur le marché Oracea®, le premier produit de traitement de la rosacée par voie orale autorisé par la FDA (Food and Drug Administration).

Cette société a été consolidée par intégration proportionnelle à compter du 10 avril 2008.

En mai 2008, le Groupe L'Oréal et la société 3 Suisses International ont finalisé l'accord aux termes duquel L'Oréal a racheté les 50 % du capital du Club des Créateurs de Beauté détenus par 3 Suisses International.

Créé en 1987 par L'Oréal et la société 3 Suisses International, Le Club des Créateurs de Beauté est spécialisé dans la vente à distance de produits cosmétiques de créateurs. La société commercialise ses produits par catalogue et via internet.

Les principales marques du Club des Créateurs de Beauté sont *Agnès b., Cosmence, Pr. Christine Poelman.*

La société est particulièrement implantée en France et au Japon.

La société est désormais consolidée par intégration globale à compter du 1er juin 2008.

Le coût des nouvelles acquisitions hors YSL Beauté s'établit à environ 238,0 millions d'euros. Le montant total des écarts d'acquisition et des autres actifs incorporels résultant de ces acquisitions hors YSL Beauté s'établit après affectation du coût d'acquisition encore provisoire pour CollaGenex respectivement à 121,9 millions d'euros et 116,1 millions d'euros.

2.2. Année 2007

Mi-avril 2007, L'Oréal USA Inc. a acquis 100 % du capital de la société Beauty Alliance, dans laquelle elle avait pris une participation minoritaire de 30 % en juillet 2006. Cette participation est consolidée par intégration globale à compter du 12 avril 2007, après avoir été mise en équivalence jusqu'à cette date. Les actifs et passifs ont donné lieu à une nouvelle évaluation lors de la prise de contrôle.

Le chiffre d'affaires de Beauty Alliance s'est élevé à 372 millions de dollars en 2006. L'Oréal USA Inc. a réalisé un chiffre d'affaires de 124 millions de dollars en 2006 avec Beauty Alliance.

Début mai 2007, L'Oréal USA Inc. a acquis 100 % de la société PureOlogy Research.

Basée en Californie, la société commercialise, dans les salons de coiffure, des gammes de soins capillaires haute performance destinées aux coloristes et à la revente en salons.

Le chiffre d'affaires de PureOlogy s'est élevé à 57 millions de dollars sur les 12 derniers mois. La société est consolidée par intégration globale depuis le 8 mai 2007.

Mi-juillet 2007, L'Oréal USA Inc. a acquis 100 % du capital de la Société Maly's West.

Maly's West est le troisième distributeur de produits professionnels aux Etats-Unis. Implantée dans les états de l'Ouest des Etats-Unis, la Société fournit 30 000 salons de coiffure à travers un réseau de 340 représentants et plus de 100 points de vente réservés aux professionnels.

Maly's West, qui a réalisé un chiffre d'affaires de 187 millions de dollars en 2006, est consolidée par intégration globale à compter du 1er août 2007.

Le coût total des acquisitions s'établit à environ 618,5 millions d'euros. Le montant total des écarts d'acquisition et des autres actifs incorporels résultant de ces acquisitions s'établit respectivement à 406,4 millions d'euros et 236,4 millions d'euros.

2.3. Année 2006

Fin février 2006, EpiSkin, filiale de L'Oréal, a acquis la société SkinEthic, société inscrite au marché libre d'Euronext Paris. La société SkinEthic produit et commercialise des épidermes, peaux et épithéliums reconstruits permettant de réaliser des tests in vitro sur la sécurité et l'efficacité de nombreux produits (cosmétiques, pharmaceutiques, chimiques...). Le chiffre d'affaires de SkinEthic s'est élevé à 1,5 million d'euros en 2005.

Le 17 mars 2006, L'Oréal a annoncé une offre publique d'achat sur The Body Shop International PLC.

Cotée au London Stock Exchange, The Body Shop est une entreprise de renommée mondiale, bénéficiant d'un fort potentiel de croissance. Présente dans 54 pays avec 2 133 magasins en propre et en franchise, The Body Shop a enregistré au cours de l'exercice clos le 25 février 2006 un chiffre d'affaires développé (chiffre d'affaires total y compris celui réalisé par les magasins franchisés) de 772 millions de livres sterling. Sur la même période, le groupe The Body Shop a enregistré un chiffre d'affaires consolidé de 486 millions de livres sterling. The Body Shop est une marque de produits d'inspiration naturelle, dotée de valeurs fortes, et disposant d'une grande expertise dans la distribution de détail.

Au 9 juin 2006, L'Oréal a déclaré l'offre totalement inconditionnelle et avait acheté ou reçu à cette date des acceptations pour un total de 208 098 583 actions, représentant 95,5 % du capital émis de The Body Shop, constitué d'actions ordinaires. L'Oréal a décidé l'acquisition forcée des participations minoritaires. The Body Shop est consolidé par intégration globale à compter du 30 juin 2006 et constitue une branche d'activité distincte (voir Note 3).

Les principaux éléments du bilan d'acquisition de The Body Shop retenus se décomposent ainsi :

En millions d'euros	
Actifs non courants [1]	814,4
Actifs courants	268,3
Passifs non courants	- 228,2
Passifs courants	- 222,9
Total situation nette acquise	**631,6**

[1] *Dont actifs incorporels (hors écart d'acquisition) résultant de l'acquisition pour 645,5 millions d'euros.*

Fin juillet 2006, L'Oréal USA Inc. a acquis 30 % des parts de la société de distribution Beauty Alliance International, fournisseur de 115 000 salons de coiffure à travers les Etats-Unis. Cette participation est consolidée par mise en équivalence à compter du 1er août 2006.

Fin octobre 2006 ; L'Oréal a acquis le laboratoire français Sanoflore, pionnier dans la conception, la fabrication et la commercialisation de produits cosmétiques naturels, certifiés « bio ».

La société Sanoflore fabrique et distribue en pharmacie et dans les magasins spécialisés des gammes de produits cosmétiques et d'aromathérapie. Sanoflore rassemble tous les métiers de la filière des plantes aromatiques et médicinales, depuis la culture avec des agriculteurs partenaires jusqu'au produit fini.

La société Sanoflore a réalisé un chiffre d'affaires d'environ 15 millions d'euros en 2006 dont 20 % à l'étranger.

Le coût de ces nouvelles acquisitions s'établit à 1 150,4 millions d'euros. Le montant total des écarts d'acquisition et des autres actifs incorporels résultant de ces acquisitions s'établit à respectivement 482,7 millions d'euros et 704,4 millions d'euros dont 108,4 millions d'euros comptabilisés en *Titres des sociétés mises en équivalence.*

Note 3. Information sectorielle

3.1. Informations par secteur d'activité

La branche **Cosmétique** est organisée en quatre secteurs, s'adressant chacun à des circuits de distribution spécifiques :

- Division **Produits Professionnels** : produits utilisés mais aussi vendus dans les salons de coiffure ;
- Division **Produits Grand Public** : produits commercialisés dans les circuits de grande distribution ;
- Division **Produits de Luxe** : produits commercialisés dans la distribution sélective, c'est-à-dire grands magasins, parfumeries, *travel retail* et boutiques en propre ;
- Division **Cosmétique Active** : soins dermocosmétiques vendus en pharmacie et dans les espaces spécialisés des parapharmacies.

En outre, les « Divers cosmétiques » comprennent principalement l'activité de vente à distance de produits cosmétiques.

Le « Non alloué » correspond aux frais des Directions Fonctionnelles, de Recherche Fondamentale et aux charges de stock-options non affectés aux Divisions Cosmétiques. En outre, cette rubrique inclut les activités annexes aux métiers du Groupe, telles que les activités d'assurance, de réassurance et bancaire.

La branche « **The Body Shop** » : The Body Shop offre une large gamme de produits cosmétiques et de toilette d'inspiration naturelle. D'origine britannique, la marque distribue ses produits et exprime ses valeurs à travers un large réseau de boutiques exclusives dans plus de 50 pays. Des circuits de distribution complémentaires tels que la vente à domicile et la vente par Internet renforcent la diffusion des produits The Body Shop.

La branche **Dermatologie** constituée par Galderma, joint-venture entre L'Oréal et Nestlé, répond aux besoins des dermatologues et de leurs patients.

Les données par branche et division sont établies en suivant les mêmes principes comptables que ceux utilisés pour l'établissement des états financiers consolidés, et décrits dans la note 1.

La mesure de la performance de chaque branche ou de chaque division est basée sur le « résultat d'exploitation ».

En millions d'euros 2008	Chiffre d'affaires	Résultat d'exploitation	Actif opérationnel [1]	Passif opérationnel [2]	Investissements corporels et incorporels	Dotations aux amortissements et provisions
Produits Professionnels	2 471,7	518,8	2 517,5	551,0	64,6	95,1
Produits Grand Public	8 354,9	1 578,1	5 496,4	2 093,4	357,0	353,8
Produits de Luxe	4 169,6	766,5	4 058,9	1 263,5	153,6	189,4
Cosmétique Active	1 289,3	259,1	817,1	321,7	32,7	47,8
Divers cosmétiques	73,4	- 12,1	69,7	27,2	12,1	0,6
Total des Divisions Cosmétiques	**16 358,9**	**3 110,3**	**12 959,6**	**4 256,8**	**620,0**	**686,7**
Non alloué		- 501,9	380,6	500,7	79,2	78,8
Branche Cosmétique	**16 358,9**	**2 608,4**	**13 340,2**	**4 757,5**	**699,2**	**765,4**
Branche « The Body Shop »	**756,0**	**36,2**	**1 028,3**	**29,9**	**40,6**	**42,1**
Branche Dermatologie	**426,9**	**80,0**	**521,5**	**87,6**	**18,9**	**36,2**
Groupe	**17 541,8**	**2 724,5**	**14 890,0**	**4 875,0**	**758,7**	**843,8**

En millions d'euros 2007	Chiffre d'affaires	Résultat d'exploitation	Actif opérationnel [1]	Passif opérationnel [2]	Investissements corporels et incorporels	Dotations aux amortissements et provisions
Produits Professionnels	2 391,9	501,7	2 439,5	558,4	64,2	80,8
Produits Grand Public	8 280,2	1 582,4	5 360,5	2 106,3	373,3	365,5
Produits de Luxe	3 927,9	843,8	2 694,6	1 098,1	175,7	145,9
Cosmétique Active	1 248,1	255,8	818,1	314,9	32,1	40,8
Divers cosmétiques	60,3	- 3,4	18,5	19,6	2,1	3,2
Total des Divisions Cosmétiques	**15 908,2**	**3 180,4**	**11 331,2**	**4 097,3**	**647,4**	**636,2**
Non alloué		- 478,9	363,5	504,6	51,8	67,0
Branche Cosmétique	**15 908,2**	**2 701,5**	**11 694,7**	**4 601,9**	**699,2**	**703,2**
Branche « The Body Shop »	**786,9**	**63,8**	**1 271,2**	**92,3**	**58,0**	**52,9**
Branche Dermatologie	**367,5**	**62,0**	**343,1**	**79,2**	**33,1**	**26,7**
Groupe	**17 062,6**	**2 827,2**	**13 309,0**	**4 773,4**	**790,3**	**782,8**

En millions d'euros 2006	Chiffre d'affaires	Résultat d'exploitation	Actif opérationnel [1]	Passif opérationnel [2]	Investissements corporels et incorporels	Dotations aux amortissements et provisions
Produits Professionnels	2 125,9	443,0	1 756,1	544,0	68,3	62,3
Produits Grand Public	7 903,5	1 421,3	5 394,4	2 162,0	379,9	341,8
Produits de Luxe	3 773,1	775,9	2 559,5	1 075,3	151,1	126,1
Cosmétique Active	1 127,9	220,8	785,2	281,8	30,4	33,4
Divers cosmétiques	81,1	- 0,8	22,4	29,2	0,7	2,9
Total des Divisions Cosmétiques	**15 011,4**	**2 860,2**	**10 517,7**	**4 092,4**	**630,4**	**566,5**
Non alloué		- 437,0	333,1	506,6	59,7	46,6
Branche Cosmétique	**15 011,4**	**2 423,2**	**10 850,8**	**4 599,0**	**690,0**	**613,0**
Branche « The Body Shop » [3]	**435,0**	**58,3**	**1 371,0**	**65,2**	**47,3**	**28,5**
Branche Dermatologie	**343,7**	**59,4**	**342,5**	**74,5**	**19,7**	**24,5**
Groupe	**15 790,1**	**2 540,9**	**12 564,3**	**4 738,7**	**757,1**	**666,0**

[1] *L'actif opérationnel comprend les écarts d'acquisition, les immobilisations incorporelles et corporelles, les clients, les stocks, les échantillons et la publicité sur le lieu de vente constatés d'avance.*

[2] *Le passif opérationnel comprend les provisions pour risques et charges (hors provisions pour impôt et restructurations), les provisions pour retraites, les dettes fournisseurs, les dettes sociales et les comptes clients créditeurs.*

[3] *Les données 2006 pour The Body Shop ne concernent que le deuxième semestre 2006. Le chiffre d'affaires pour la totalité de l'exercice 2006 se serait élevé à 733,4 millions d'euros.*

L'actif et le passif opérationnel se raccordent comme suit aux bilans 2008, 2007 et 2006 :

En millions d'euros	2008	2007	2006		2008	2007	2006
Actif opérationnel	**14 890,0**	**13 309,0**	**12 564,3**	**Passif opérationnel**	**4 875,0**	**4 773,4**	**4 738,7**
Actifs financiers non courants	5 557,4	7 608,9	10 250,5	Capitaux propres	11 828,7	13 621,8	14 624,2
				Emprunts et dettes financières non courants	2 506,6	2 583,0	1 892,4
Impôts différés actifs	427,3	416,1	429,8	Provision pour risques et charges	237,7	148,6	138,9
				Emprunts et dettes financières courants	2 270,6	876,8	2 218,0
Autres actifs courants	1 005,2	779,8	757,2	Impôts différés passifs	459,4	491,6	512,6
Trésorerie et équivalents de trésorerie	1 077,1	1 086,7	781,2	Autres passifs courants	779,0	705,2	658,4
Actif non ventilé	**8 067,0**	**9 891,4**	**12 218,7**	**Passif non ventilé**	**18 082,0**	**18 427,0**	**20 044,3**
Total Actif	**22 956,9**	**23 200,3**	**24 783,0**	**Total Passif**	**22 956,9**	**23 200,3**	**24 783,0**

3.2. Informations par zone géographique - Groupe

Toutes les informations sont présentées par zone d'implantation géographique des filiales, à l'exception de la ventilation du chiffre d'affaires par destination, qui est établie selon la localisation géographique du client.

3.2.1. Chiffre d'affaires consolidé par zone géographique

	2008		Croissance *(en %)*		2007		2006	
	En millions d'euros	Poids en %	A données publiées	Hors effets monétaires	En millions d'euros	Poids en %	En millions d'euros	Poids en %
Europe de l'Ouest	7 984,7	45,5 %	1,7 %	4,2 %	7 851,8	46,0 %	7 347,7	46,5 %
Amérique du Nord	4 167,5	23,8 %	- 5,8 %	0,6 %	4 426,0	25,9 %	4 288,0	27,2 %
Reste du monde	5 389,6	30,7 %	12,6 %	16,0 %	4 784,7	28,0 %	4 154,4	26,3 %
Groupe	**17 541,8**	**100,0 %**	**2,8 %**	**6,6 %**	**17 062,6**	**100,0 %**	**15 790,1**	**100,0 %**

3.2.2. Chiffre d'affaires consolidé par zone géographique par destination

Les poids respectifs des zones géographiques par destination des ventes se ventilent ainsi pour 2008, 2007 et 2006 :

- Europe de l'Ouest : 44,4 %, 44,6 % et 44 % ;
- Amérique du Nord : 23,3 %, 25,5 % et 27,6 % ;
- Reste du monde : 32,3 %, 29,9 % et 28,4 %.

3.2.3. Chiffre d'affaires cosmétique par zone géographique

	2008		Croissance (en %)		2007		2006	
	En millions d'euros	Poids en %	A données publiées	Hors effets monétaires	En millions d'euros	Poids en %	En millions d'euros	Poids en %
Europe de l'Ouest	7 381,5	45,1 %	1,8 %	3,6 %	7 250,4	45,6 %	6 992,3	46,6 %
Amérique du Nord	3 739,3	22,9 %	-6,6 %	-0,2 %	4 003,5	25,2 %	3 953,7	26,3 %
Reste du monde dont :	5 238,1	32,0 %	12,5 %	15,8 %	4 654,3	29,3 %	4 065,4	27,1 %
Asie	1 844,3	11,3 %	16,7 %	18,0 %	1 580,3	9,9 %	1 476,3	9,8 %
Amérique latine	1 151,2	7,0 %	2,4 %	6,7 %	1 123,8	7,1 %	1 020,7	6,8 %
Europe de l'Est	1 380,3	8,4 %	20,8 %	21,5 %	1 142,4	7,2 %	850,2	5,7 %
Autres pays	862,2	5,3 %	6,7 %	15,6 %	807,8	5,1 %	718,3	4,8 %
Branche Cosmétique	**16 358,9**	**100,0 %**	**2,8 %**	**6,3 %**	**15 908,2**	**100,0 %**	**15 011,4**	**100,0 %**

3.2.4. Ventilation du résultat d'exploitation de la branche Cosmétique par zone géographique

En millions d'euros	2008	2007	2006
Europe de l'Ouest	1 633,6	1 633,1	1 527,3
Amérique du Nord	593,0	773,5	744,4
Reste du monde	883,7	773,9	588,5
Total des Divisions Cosmétiques	**3 110,3**	**3 180,4**	**2 860,2**
Non alloué	- 501,9	- 478,9	- 437,0
Branche Cosmétique	**2 608,4**	**2 701,5**	**2 423,2**

3.2.5. Ventilation de l'actif opérationnel et des investissements consolidés par zone géographique

En millions d'euros	2008		2007		2006	
	Actif opérationnel	Investissements corporels et incorporels	Actif opérationnel	Investissements corporels et incorporels	Actif opérationnel	Investissements corporels et incorporels
Europe de l'Ouest	8 013,7	312,7	7 003,1	342,0	6 989,0	315,7
Amérique du Nord	3 887,0	196,7	3 609,9	213,3	3 116,8	228,2
Reste du monde	2 608,8	170,1	2 332,5	183,2	2 125,3	169,1
Non alloué	380,6	79,2	363,5	51,8	333,1	44,1
Groupe	**14 890,0**	**758,7**	**13 309,0**	**790,3**	**12 564,3**	**757,1**

Note 4. Frais de personnel et effectifs

4.1. Effectif [(1)]

	31.12.2008	31.12.2007	31.12.2006
Europe de l'Ouest	30 956	28 012	27 237
Amérique du Nord	15 305	15 107	14 576
Reste du monde	21 401	20 239	19 038
Total [(2)]	**67 662**	**63 358**	**60 851**

(1) Après prise en compte des sociétés consolidées par intégration proportionnelle et hors effectifs temporaires de The Body Shop.
(2) Dont 3 378 au titre de YSL Beauté en 2008.

4.2. Frais de personnel

En millions d'euros	2008	2007	2006
Frais de personnel (charges sociales incluses)	**3 429,4**	**3 318,3**	**3 034,9**

Les frais de personnel incluent les rémunérations liées aux stock-options ainsi que les impôts et taxes sur rémunérations.

4.3. Rémunération des dirigeants

Les charges enregistrées au titre des rémunérations et avantages assimilés accordés au Comité de Direction et au Conseil d'Administration se ventilent comme suit :

En millions d'euros	2008	2007	2006
Jetons de présence	1,0	1,0	0,9
Salaires et avantages en nature y compris charges patronales	23,8	26,3	20,2
Charges de retraite	9,4	11,2	13,1
Charges de stock-options	32,5	29,0	19,7

Le nombre des dirigeants, membres du Comité de Direction, est passé de 9 membres au 31 décembre 2006 à 13 membres au 31 décembre 2007 comme au 31 décembre 2008.

Note 5. Dotations aux amortissements

Les dotations aux amortissements des immobilisations corporelles et incorporelles incluses dans les charges opérationnelles s'élèvent à 704,5, 657,8 et 589,5 millions d'euros respectivement pour 2008, 2007 et 2006.

Note 6. Pertes et gains de change

Les pertes et gains de change se décomposent comme suit :

En millions d'euros	2008	2007	2006
Variation de la valeur temps	- 33,2	- 29,4	- 38,3
Autres écarts de change	91,4	39,8	- 16,9
Total	**58,2**	**10,4**	**- 55,2**

Les transactions libellées en devises sont converties au taux de change en vigueur au moment de la transaction.

Les créances et les dettes libellées en devises sont converties au taux de change en vigueur à la clôture. Les écarts de conversion en résultant sont inscrits en résultat, sur la ligne *Pertes et gains de change*. La ligne *Pertes et gains de change* inclut également les éléments suivants afférents aux instruments financiers :

- la variation de la valeur de marché liée aux variations de la valeur temps (point de terme pour les changes à terme et valeur temps des options) ;
- la variation de la valeur de marché liée aux variations de cours comptant entre la date de mise en place de la couverture et la date de réalisation des transactions couvertes ;
- l'inefficacité résiduelle liée aux sur-couvertures et comptabilisée en résultat dans les autres écarts pour respectivement à 0,8, 0,6 et 0,9 millions d'euros pour 2008, 2007 et 2006.

Note 7. Autres produits et charges

Ce poste se décline comme suit :

En millions d'euros	2008	2007	2006
Plus ou moins-values de cession d'actifs corporels et incorporels	3,6	11,8	8,5
Plus-value de cession Sanofi-Aventis (note 15)	-	642,8	
Dépréciation des actifs corporels et incorporels [1]	- 23,6	- 1,4	- 69,4
Coûts de restructuration [2]	- 136,3	- 31,6	0,1
Total	**- 156,3**	**621,6**	**- 60,8**

(1) Ces dépréciations concernent :
- en 2008, la marque Biomedic pour 11,3 millions d'euros ainsi que l'écart d'acquisition de Yue Sai pour 10,9 millions d'euros ;
- en 2006, l'écart d'acquisition de Softsheen Carson pour 53,7 millions d'euros ainsi que la marque Yue Sai pour 15,7 millions d'euros.

(2) Dont :
- en 2008, la réorganisation industrielle en Europe avec la cession en cours de finalisation de l'usine de Llantrisant (Royaume Uni) et la fermeture de l'usine Biotherm à Monaco pour 71 millions d'euros, la rationalisation de la distribution des produits et des structures pays d'YSL Beauté pour 36,2 millions d'euros, la réorganisation de la filiale L'Oréal USA pour 19,8 millions d'euros ainsi que la rationalisation des structures de CollaGenex suite à son rachat par Galderma pour 5 millions d'euros ;
- en 2007, 10,8 millions d'euros relatifs à l'arrêt de la distribution de Biotherm aux Etats-Unis désormais uniquement concentrée sur la promotion et la vente de ses produits sur Internet, 14 millions d'euros liés à la restructuration d'un fournisseur important de the Body Shop et 6,8 millions d'euros liés à la restructuration de la logistique en Espagne.

Note 8. Coût de l'endettement financier net

Ce poste se décompose comme suit :

En millions d'euros	2008	2007	2006
Coût de l'endettement financier brut	- 208,8	- 207,5	- 140,6
Produits de la trésorerie et équivalents de trésorerie	34,6	33,0	24,7
Coût de l'endettement financier net	**- 174,2**	**- 174,5**	**- 115,9**

Note 9. Impôts sur les résultats

9.1. Détail des impôts sur les résultats

En millions d'euros	2008	2007	2006
Impôts exigibles	674,1	834,5	788,0
Impôts différés	6,6	25,2	- 273,3
Impôts sur les résultats	**680,7**	**859,7**	**514,7**

9.2. Analyse de la charge d'impôt

La charge d'impôt sur les résultats s'analyse comme suit :

En millions d'euros	2008	2007	2006
Résultat avant impôt	**2 631,6**	**3 517,2**	**2 576,8**
Taux théorique d'imposition	29,81 %	31,95 %	31,74 %
Charge d'impôt attendue	**784,5**	**1 123,6**	**817,9**
Effet des différences permanentes	75,3	45,0	59,7
Effet des différences de taux d'impôts [1]	- 100,4	- 291,5	- 361,6
Variation des impôts différés non constatés	5,6	- 2,0	- 9,8
Autres [2]	- 84,3	- 15,4	8,5
Charge d'impôt groupe	**680,7**	**859,7**	**514,7**

(1) Inclut pour 2006 l'effet de la baisse des taux d'impôt long terme sur les cessions de titres de participation de 8 % en 2006 à 1,66 % au-delà applicable à la participation dans Sanofi-Aventis, ainsi que pour 2007 l'effet du différentiel de taux sur la cession des titres Sanofi-Aventis réalisée le 14 novembre 2007.
(2) Dont crédits d'impôts, impôts sur distribution, redressements fiscaux et provisions pour risques fiscaux. L'évolution 2008/2007 se justifie principalement par l'augmentation des crédits d'impôt recherche et le dénouement favorable de contrôles fiscaux en 2008.

La charge d'impôt attendue est le cumul du produit pour chaque pays, du résultat avant impôt et du taux normal d'imposition. Le taux théorique d'imposition est le quotient du cumul de la charge d'impôt attendue par le résultat consolidé avant impôt.

9.3. Impôts différés au bilan

La variation nette des impositions différées (situation active et passive) s'analyse comme suit :

En millions d'euros	
Solde d'impôts différés actif au 31 décembre 2005	**424,8**
Solde d'impôts différés passif au 31 décembre 2005	**- 914,7**
Effet résultat	273,3
Effet change	- 1,5
Autres effets	135,4
Solde d'impôts différés actif au 31 décembre 2006	**429,8**
Solde d'impôts différés passif au 31 décembre 2006	**- 512,5**
Effet résultat	- 25,2
Effet change	21,4
Autres effets	10,9
Solde d'impôts différés actif au 31 décembre 2007	**416,0**
Solde d'impôts différés passif au 31 décembre 2007	**- 491,6**
Effet résultat	- 6,6
Effet change	25,7
Autres effets	24,3
Solde d'impôts différés actif au 31 décembre 2008	**427,3**
Solde d'impôts différés passif au 31 décembre 2008	**- 459,4**

Les impôts différés actif et passif enregistrés au bilan se ventilent par nature comme suit :

En millions d'euros	31.12.2008		31.12.2007		31.12.2006	
	Impôts différés actif	Impôts différés passif	Impôts différés actif	Impôts différés passif	Impôts différés actif	Impôts différés passif
Différences temporaires	398,6	374,3	408,3	370,7	421,2	349,1
Impôt différé passif sur réévaluation Sanofi-Aventis		85,1		120,9	-	163,4
Crédits d'impôts et reports fiscaux déficitaires	28,7		7,7		8,6	-
Total impôts différés	**427,3**	**459,4**	**416,0**	**491,6**	**429,8**	**512,5**

Les impôts différés actif relatifs aux différences temporaires concernent essentiellement les pensions et indemnités de départ en retraite (190,2 millions d'euros, 216,3 millions d'euros et 244,8 millions d'euros respectivement à fin 2008, à fin 2007 et à fin 2006), les provisions pour risques et charges (133,2 millions d'euros, 112,4 millions d'euros et 109,8 millions d'euros respectivement à fin 2008, à fin 2007 et à fin 2006).

Les impôts différés passif relatifs aux différences temporaires concernent essentiellement les actifs incorporels acquis dans le cadre des regroupements d'entreprise hormis les écarts d'acquisition non déductibles fiscalement.

La baisse de l'impôt différé passif au 31 décembre 2007 sur réévaluation de Sanofi-Aventis résulte de la cession de 1,8 % de la participation en novembre 2007 (voir note 15).

Les actifs d'impôts différés dont la récupération n'est pas jugée probable ne sont pas enregistrés dans les états financiers ; ils s'élèvent à 111,6 millions d'euros au 31 décembre 2008 contre 74,3 millions d'euros au 31 décembre 2007 et 75,1 millions d'euros au 31 décembre 2006.

Note 10. Résultat net hors éléments non récurrents part du groupe - Résultat par action

10.1. Réconciliation avec le résultat net

Le résultat net hors éléments non récurrents – part du groupe se réconcilie comme suit avec le résultat net part du groupe :

En millions d'euros	2008	2007	2006
Résultat net part du groupe	**1 948,3**	**2 656,0**	**2 061,0**
Plus ou moins values de cessions d'actifs corporels et incorporels	- 3,6	- 11,8	- 8,5
Plus value de cession Sanofi-Aventis	-	- 642,8	-
Dépréciation des actifs corporels et incorporels	23,6	1,4	69,4
Coût de restructuration	136,3	31,6	- 0,1
Effet du changement de taux sur impôt différé passif Sanofi-Aventis	-	-	- 285,6
Effet impôt sur plus value de cession Sanofi-Aventis	-	11,0	-
Effet impôt sur les éléments non récurrents	- 40,8	- 6,8	- 2,8
Intérêts minoritaires	- 0,2	-	-
Résultat net hors éléments non récurrents - part du groupe	**2 063,6**	**2 038,6**	**1 833,4**

10.2. Résultat net par action

Les tableaux ci-dessous détaillent le résultat net - part du groupe par action :

2008	Résultat net part du groupe *(en millions d'euros)*	Nombre d'actions	Résultat net part du groupe par action *(en euros)*
Résultat net par action	1 948,3	588 812 611	3,31
Options d'achats et de souscriptions	-	2 107 467	
Résultat net dilué par action	**1 948,3**	**590 920 078**	**3,30**

2007	Résultat net part du groupe *(en millions d'euros)*	Nombre d'actions	Résultat net part du groupe par action *(en euros)*
Résultat net par action	2 656,0	600 492 348	4,42
Options d'achats et de souscriptions	-	5 520 123	
Résultat net dilué par action	**2 656,0**	**606 012 471**	**4,38**

2006	Résultat net part du groupe *(en millions d'euros)*	Nombre d'actions	Résultat net part du groupe par action *(en euros)*
Résultat net par action	2 061,0	613 281 887	3,36
Options d'achats et de souscriptions		2 441 333	
Résultat net dilué par action	**2 061,0**	**615 723 220**	**3,35**

10.3. Résultat net hors éléments non récurrents par action

Les tableaux ci-dessous détaillent le résultat net hors éléments non récurrents - part du groupe par action :

2008	Résultat net hors éléments non récurrents part du groupe *(en millions d'euros)*	Nombre d'actions	Résultat net hors éléments non récurrents part du groupe par action *(en euros)*
Résultat net hors éléments non récurrents par action	2 063,6	588 812 611	3,50
Options d'achats et de souscriptions		2 107 467	
Résultat net hors éléments non récurrents dilué par action	**2 063,6**	**590 920 078**	**3,49**

2007	Résultat net hors éléments non récurrents part du groupe *(en millions d'euros)*	Nombre d'actions	Résultat net hors éléments non récurrents part du groupe par action *(en euros)*
Résultat net hors éléments non récurrents par action	2 038,6	600 492 348	3,39
Options d'achats et de souscriptions	-	5 520 123	
Résultat net hors éléments non récurrents dilué par action	**2 038,6**	**606 012 471**	**3,36**

2006	Résultat net hors éléments non récurrents part du groupe *(en millions d'euros)*	Nombre d'actions	Résultat net hors éléments non récurrents part du groupe par action *(en euros)*
Résultat net hors éléments non récurrents par action	1 833,4	613 281 887	2,99
Options d'achats et de souscriptions		2 441 333	
Résultat net hors éléments non récurrents dilué par action	**1 833,4**	**615 723 220**	**2,98**

Note 11. Ecarts d'acquisition

Les écarts d'acquisition sont affectés par Unités Génératrices de Trésorerie ou regroupements d'Unités Génératrices de Trésorerie. Une Unité Génératrice de Trésorerie correspond à une ou plusieurs signatures mondiales. La méthodologie des tests de dépréciation est décrite en note 1.

En millions d'euros 2008	31.12.2007	Acquisitions/ Cessions	Autres mouvements	31.12.2008
L'Oréal Professionnel/Kérastase	326,9		7,3	334,2
Matrix	263,1		9,1	272,2
Redken/PureOlogy	398,3	13,2	17,3	428,8
Total Produits Professionnels	**988,2**	**13,2**	**33,7**	**1 035,2**
L'Oréal Paris	738,5	12,0	5,9	756,4
Maybelline/Garnier	959,8	11,1	32,6	1 003,5
SoftSheen Carson	68,4		4,3	72,6
Total Produits Grand Public	**1 766,6**	**23,2**	**42,8**	**1 832,5**
Lancôme	559,6	205,0	8,4	773,0
Shu Uemura	102,2		28,3	130,6
YSL Beauté		582,7	5,8	588,5
Autres	190,8	230,0	-9,7	411,1
Total Produits de Luxe	**852,6**	**1 017,6**	**32,9**	**1 903,1**
Vichy/Dermablend	226,5		2,5	228,9
Autres	139,6		3,2	142,8
Total Cosmétique Active	**366,1**		**5,7**	**371,8**
Divers cosmétiques	7,3	36,0	1,4	44,8
The Body Shop	**363,6**	**7,0**	**-78,5**	**292,1**
Dermatologie		**46,5**	**6,6**	**53,1**
Total Groupe	**4 344,4**	**1 143,5**	**44,6**	**5 532,5**

Les acquisitions de l'exercice 2008 concernent principalement YSL Beauté et CollaGenex à hauteur de 1 064,2 millions d'euros. Aucune cession n'est intervenue sur l'exercice. Les autres mouvements incluent pour l'essentiel la variation positive des taux de change pour 55,5 millions d'euros en partie compensée par 10,9 millions d'euros de perte de valeur sur Yue Sai. Le cumul des dépréciations sur Softsheen Carson et Yue Sai s'élève à respectivement 64,8 et 11,8 millions d'euros au 31 décembre 2008.

En millions d'euros 2007	31.12.2006	Acquisitions/ Cessions	Autres mouvements	31.12.2007
L'Oréal Professionnel/Kérastase	304,3	29,3	- 6,8	326,9
Matrix	180,6	80,8	1,7	263,1
Redken/PureOlogy	101,4	290,6	6,3	398,3
Total Produits Professionnels	**586,3**	**400,7**	**1,1**	**988,2**
L'Oréal Paris	741,1		- 2,6	738,5
Maybelline/Garnier	1 016,4	1,0	- 57,7	959,8
SoftSheen Carson	76,5		- 8,1	68,4
Total Produits Grand Public	**1 834,0**	**1,0**	**- 68,5**	**1 766,6**
Lancôme	562,4		- 2,8	559,6
Shu Uemura	109,4		- 7,2	102,2
Autres	193,0		- 2,2	190,8
Total Produits de Luxe	**864,8**		**- 12,1**	**852,6**
Vichy/Dermablend	203,2		23,3	226,5
Autres	172,5		- 32,9	139,6
Total Cosmétique Active	**375,7**		**- 9,6**	**366,1**
Divers cosmétiques	7,3			7,3
The Body Shop	**385,8**	**8,2**	**- 30,4**	**363,6**
Total Groupe	**4 053,9**	**409,9**	**- 119,4**	**4 344,4**

Les acquisitions de l'exercice 2007 concernent Maly's West, Beauty Alliance et PureOlogy à hauteur de 402,6 millions d'euros. Aucune cession n'est intervenue sur l'exercice. Les autres mouvements incluent pour l'essentiel la variation négative des taux de change pour 184,5 millions d'euros, en partie compensée par 63,8 millions d'euros correspondant au reclassement de l'écart d'acquisition lié à l'acquisition de 30 % de Beauty Alliance comptabilisés en Titres mis en équivalence à fin 2006. Le cumul des dépréciations sur Softsheen Carson s'élève à 66,0 millions d'euros au 31 décembre 2007.

En millions d'euros 2006	31.12.2005	Acquisitions/ Cessions	Autres mouvements	31.12.2006
L'Oréal Professionnel/Kérastase	316,6		- 12,3	304,3
Matrix	195,7		- 15,0	180,6
Redken	101,4		0,0	101,4
Total Produits Professionnels	**613,7**		**- 27,4**	**586,3**
L'Oréal Paris	749,0		- 7,9	741,1
Maybelline/Garnier	1 093,4		- 77,0	1 016,4
SoftSheen Carson	144,3		- 67,8	76,5
Total Produits Grand Public	**1 986,6**		**- 152,6**	**1 834,0**
Lancôme	567,3		- 4,9	562,4
Shu Uemura	124,0		- 14,6	109,4
Autres	195,7		- 2,7	193,0
Total Produits de Luxe	**887,0**		**- 22,2**	**864,8**
Vichy/Dermablend	204,8		- 1,6	203,2
Autres	142,9	38,7	- 9,1	172,5
Total Cosmétique Active	**347,7**	**38,7**	**- 10,7**	**375,7**
Divers cosmétiques	2,1	5,3	- 0,1	7,3
The Body Shop		**379,0**	**6,9**	**385,8**
Total Groupe	**3 837,1**	**423,0**	**- 206,2**	**4 053,9**

Les acquisitions de l'exercice 2006 concernent The Body Shop, SkinEthic et le laboratoire Sanoflore. Aucune cession n'est intervenue sur l'exercice. Les autres mouvements incluent pour l'essentiel la variation des taux de change sur la période, ainsi qu'une dépréciation de 53,7 millions d'euros sur Softsheen Carson. Cette dépréciation provient à hauteur de 29,1 millions d'euros d'une évolution défavorable des taux d'intérêt. Le cumul des dépréciations sur Softsheen Carson s'élève à 72,9 millions d'euros au 31 décembre 2006.

Note 12. Autres immobilisations incorporelles

En millions d'euros 2008	31.12.2007	Acquisitions/ Dotations	Cessions/ Reprises	Variations de périmètre [1]	Autres mouvements	31.12.2008
Marques à durée de vie indéfinie [2]	1 228,6			26,3	-81,0	1 174,0
Marques et gammes de produits amortissables	52,1	0,4		7,3	2,4	62,1
Concessions, brevets, licences	478,7	6,3	-1,1	89,6	34,8	608,2
Autres	627,1	71,1	-8,5	54,8	0,4	745,0
Valeurs brutes	**2 386,6**	**77,8**	**-9,6**	**178,0**	**-43,4**	**2 589,2**
Marques à durée de vie indéfinie [3]	14,6	11,3			2,0	27,9
Marques et gammes de produits amortissables	22,8	4,5			2,4	29,6
Concessions, brevets, licences	156,9	26,4	-1,1	0,3	6,3	188,8
Autres	233,2	69,6	-8,5	17,0	-6,5	304,8
Amortissements et provisions	**427,4**	**111,7**	**-9,6**	**17,3**	**4,2**	**551,1**
Autres immobilisations incorporelles nettes	**1 959,2**	**-34,0**	**-**	**160,7**	**-47,7**	**2 038,2**

(1) Il s'agit essentiellement des variations de périmètre : CollaGenex, Roger & Gallet (YSL) et Canan.
(2) Au 31 décembre 2008, les marques à durée de vie indéfinie concernent pour l'essentiel les marques The Body Shop (437,1 millions d'euros), Matrix (267,1 millions d'euros), Kiehl's (120,0 millions d'euros) et Shu Uemura (109,3 millions d'euros).
(3) La marque Biomedic a fait l'objet d'une dépréciation de 11,3 millions d'euros sur l'exercice.

Les autres mouvements incluent pour l'essentiel la variation des taux de change sur la période.

En millions d'euros 2007	31.12.2006	Acquisitions/ Dotations	Cessions/ Reprises	Variations de périmètre [1]	Autres mouvements	31.12.2007
Marques à durée de vie indéfinie [2]	1 268,8			60,6	-100,8	1 228,6
Marques et gammes de produits amortissables	49,6	1,5	-0,1	1,9	-0,8	52,1
Concessions, brevets, licences	458,1	35,6	-5,0	1,1	-11,1	478,7
Autres	381,0	57,2	-8,5	172,8	24,7	627,1
Valeurs brutes	**2 157,5**	**94,3**	**-13,6**	**236,4**	**-88,0**	**2 386,6**
Marques à durée de vie indéfinie	15,3				-0,7	14,6
Marques et gammes de produits amortissables	18,8	6,0	-0,1		-1,9	22,8
Concessions, brevets, licences	143,6	20,1	-3,0		-3,8	156,9
Autres	187,1	57,5	-8,5		-3,0	233,2
Amortissements et provisions	**364,8**	**83,5**	**-11,5**		**-9,4**	**427,4**
Autres immobilisations incorporelles nettes	**1 792,8**	**10,8**	**-2,1**	**236,4**	**-78,7**	**1 959,2**

(1) Il s'agit essentiellement des variations de périmètre Maly's West, Beauty Alliance et PureOlogy.
(2) Au 31 décembre 2007, les marques à durée de vie indéfinie concernent pour l'essentiel les marques The Body Shop (565,8 millions d'euros), Matrix (255,3 millions d'euros), Kiehl's (115,3 millions d'euros) et Shu Uemura (90,5 millions d'euros).

Les autres mouvements incluent pour l'essentiel la variation des taux de change sur la période.

En millions d'euros 2006	31.12.2005	Acquisitions/ Dotations	Cessions/ Reprises	Variations de périmètre [1]	Autres mouvements	31.12.2006
Marques à durée de vie indéfinie [2]	707,4	0,1		605,4	- 44,1	1 268,8
Marques et gammes de produits amortissables	42,4	0,6		8,7	- 2,2	49,6
Concessions, brevets, licences	462,6	5,8	- 1,9	3,1	- 11,4	458,1
Autres	276,6	49,6	- 15,0	63,9	5,8	381,0
Valeurs brutes	**1 489,0**	**56,2**	**- 17,0**	**681,2**	**- 51,9**	**2 157,5**
Marques à durée de vie indéfinie [3]		15,7			- 0,4	15,3
Marques et gammes de produits amortissables	16,5	3,5			- 1,1	18,8
Concessions, brevets, licences	131,0	18,6	- 1,9		- 4,1	143,6
Autres	140,6	42,6	- 14,9	13,4	5,4	187,1
Amortissements et provisions	**288,0**	**80,4**	**- 16,8**	**13,4**	**- 0,3**	**364,8**
Autres immobilisations incorporelles nettes	**1 201,0**	**- 24,3**	**- 0,2**	**667,8**	**- 51,6**	**1 792,8**

(1) Il s'agit essentiellement des variations de périmètre The Body Shop, SkinEthic et Sanoflore.
(2) Au 31 décembre 2006, les marques à durée de vie indéfinie concernent pour l'essentiel les marques The Body Shop (616,9 millions d'euros), Matrix (277,8 millions d'euros), Kiehl's (124,2 millions d'euros) et Shu Uemura (93,5 millions d'euros).
(3) La marque Yue Sai a fait l'objet d'une dépréciation de 15,7 millions d'euros sur l'exercice.

Les autres mouvements incluent pour l'essentiel la variation des taux de change sur la période.

Note 13. Test de dépréciation des actifs incorporels

Les tests de dépréciation des écarts d'acquisition et des marques à durée de vie indéfinie pour les Unités Génératrices de Trésorerie pour lesquelles les écarts d'acquisition et marques non amortissables sont significatifs sont réalisés à partir des données et hypothèses suivantes :

En millions d'euros	Valeur nette comptable du goodwill et des marques à durée de vie indéfinie	Taux d'actualisation en %	
		Hors Etats-Unis	Etats-Unis
Test 2008			
Lancôme	773,0	8,5	8,9
L'Oréal Paris	756,4	8,5	8,9
Maybelline/Garnier	1 003,5	8,5	8,9
The Body Shop	729,2	8,9	8,9
Test 2007			
Lancôme	559,6	8,6	9,1
L'Oréal Paris	738,5	8,6	9,1
Maybelline/Garnier	959,8	8,6	9,1
The Body Shop	929,4	9,4	9,4
Test 2006			
Lancôme	562,4	8,0	9,1
L'Oréal Paris	741,1	8,0	9,1
Maybelline/Garnier	1 016,4	8,0	9,1

L'effet de la hausse des taux d'actualisation de 1 % sur ces Unités Génératrices de Trésorerie engendrerait un risque de perte de valeur de 125 millions d'euros sur The Body Shop.

Le taux de croissance à l'infini est conforme aux données de marché soit 3 %.

L'effet de la baisse des taux de croissance à l'infini de 1 % sur ces Unités Génératrices de Trésorerie engendrerait un risque de perte de valeur de 59 millions d'euros sur The Body Shop.

Note 14. Immobilisations corporelles

En millions d'euros 2008	31.12.2007	Acquisitions/ Dotations	Cessions/ Reprises	Ecarts de change	Autres mouvements [1]	31.12.2008
Terrains et constructions	1 536,9	31,2	- 15,5	- 31,8	87,7	1 608,5
Installations techniques, matériel et outillage	2 260,1	149,0	- 131,5	- 21,4	203,7	2 459,8
PLV, stands et présentoirs	883,5	261,8	- 100,3	- 32,8	69,3	1 081,5
Autres immobilisations corporelles et en-cours	1 165,0	239,1	- 82,5	- 3,2	- 157,0	1 161,4
Valeurs brutes	**5 845,5**	**681,1**	**- 329,8**	**- 89,2**	**203,7**	**6 311,2**
Terrains et constructions	764,1	73,5	- 14,0	- 11,9	8,1	819,8
Installations techniques, matériel et outillage	1 366,9	218,6	- 129,2	- 8,0	77,3	1 525,5
PLV, stands et présentoirs	510,7	212,3	- 100,1	- 21,8	36,2	637,3
Autres immobilisations corporelles et en-cours	552,6	101,0	- 81,5	- 7,0	10,3	575,4
Amortissements et provisions	**3 194,3**	**605,4**	**- 324,8**	**- 48,8**	**131,8**	**3 557,9**
Immobilisations corporelles nettes	**2 651,2**	**75,7**	**- 5,1**	**- 40,4**	**71,9**	**2 753,3**

(1) Il s'agit essentiellement de l'incidence des variations du périmètre et des immobilisations en cours affectées dans les autres postes d'immobilisations.

En millions d'euros 2007	31.12.2006	Acquisitions/ Dotations	Cessions/ Reprises	Ecarts de change	Autres mouvements [1]	31.12.2007
Terrains et constructions	1 533,4	36,8	- 47,3	- 31,4	45,4	1 536,9
Installations techniques, matériel et outillage	2 176,1	140,3	- 69,6	- 65,4	78,7	2 260,1
PLV, stands et présentoirs	839,1	239,9	- 159,9	- 41,9	6,2	883,5
Autres immobilisations corporelles et en-cours	1 106,7	280,7	- 52,1	- 54,3	- 116,0	1 165,0
Valeurs brutes	**5 655,3**	**697,7**	**- 328,9**	**- 193,0**	**14,3**	**5 845,5**
Terrains et constructions	733,8	70,4	- 37,0	- 15,6	12,5	764,1
Installations techniques, matériel et outillage	1 271,5	209,0	- 67,4	- 37,5	- 8,7	1 366,9
PLV, stands et présentoirs	492,7	201,1	- 159,7	- 22,2	- 1,2	510,7
Autres immobilisations corporelles et en-cours	528,9	95,1	- 49,5	- 24,5	2,6	552,6
Amortissements et provisions	**3 026,9**	**575,6**	**- 313,6**	**- 99,8**	**5,2**	**3 194,3**
Immobilisations corporelles nettes	**2 628,4**	**122,1**	**- 15,3**	**- 93,2**	**9,1**	**2 651,2**

(1) Il s'agit essentiellement de l'incidence des variations du périmètre et des immobilisations en cours affectées dans les autres postes d'immobilisations.

En millions d'euros 2006	31.12.2005	Acquisitions/ Dotations	Cessions/ Reprises	Ecarts de change	Autres mouvements [1]	31.12.2006
Terrains et constructions	1 379,0	41,1	- 34,9	- 37,0	185,2	1 533,4
Installations techniques, matériel et outillage	2 140,5	177,4	- 98,6	- 86,3	43,1	2 176,1
PLV, stands et présentoirs	722,9	199,3	- 140,6	- 39,4	96,9	839,1
Autres immobilisations corporelles et en-cours	1 056,4	269,5	- 63,9	- 59,9	- 95,4	1 106,7
Valeurs brutes	**5 298,8**	**687,3**	**- 338,0**	**- 222,6**	**229,8**	**5 655,3**
Terrains et constructions	643,8	61,6	- 23,2	- 13,3	64,9	733,8
Installations techniques, matériel et outillage	1 231,1	197,4	- 102,3	- 47,6	- 7,1	1 271,5
PLV, stands et présentoirs	446,8	178,7	- 138,8	- 21,9	27,9	492,7
Autres immobilisations corporelles et en-cours	511,1	87,1	- 61,8	- 25,4	17,9	528,9
Amortissements et provisions	**2 832,8**	**524,8**	**- 326,1**	**- 108,2**	**103,6**	**3 026,9**
Immobilisations corporelles nettes	**2 466,0**	**162,5**	**- 11,9**	**- 114,4**	**126,2**	**2 628,4**

(1) Il s'agit essentiellement de l'incidence des variations du périmètre et des immobilisations en cours affectées dans les autres postes d'immobilisations.

Les immobilisations corporelles comprennent des contrats de location-financement pour les montants suivants :

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Terrains et constructions	111,1	109,2	100,9
Installations techniques, matériel et outillage	6,4	2,8	8,6
Autres immobilisations corporelles et en-cours	20,9	22,2	20,3
Valeurs brutes	**138,4**	**134,2**	**129,8**
Amortissements	56,7	54,8	43,1
Valeurs nettes	**81,7**	**79,4**	**86,7**

Note 15. Actifs financiers non courants

En millions d'euros	31.12.2008		31.12.2007		31.12.2006	
	Valeur bilan	Coût d'acquisition	Valeur bilan	Coût d'acquisition	Valeur bilan	Coût d'acquisition
Actifs financiers disponibles à la vente						
• Sanofi-Aventis [1]	5 367,5	4 033,5	7 446,0	4 033,5	10 005,8	4 880,1
• Titres non cotés [2]	4,8	5,7	4,5	5,7	4,2	6,4
Actifs financiers au coût amorti						
Prêts et créances financiers non courants	185,1	194,8	158,4	168,8	158,5	167,5
Total	**5 557,4**	**4 234,0**	**7 608,9**	**4 208,0**	**10 168,5**	**5 054,0**

(1) Le 14 novembre 2007, L'Oréal a cédé une participation de 1,8 % dans Sanofi-Aventis. Cette cession a été effectuée au prix de 60,5 € par action et a dégagé une plus value de cession nette d'impôt de 632 millions d'euros (voir note 7 et 10). A la suite de cette opération, la participation de L'Oréal dans Sanofi-Aventis a été réduite à 8,7 %. La valeur au bilan au 31 décembre 2006, au 31 décembre 2007 et au 31 décembre 2008 respectivement de 10 005,8 millions d'euros, de 7 446,0 millions d'euros et de 5 367,5 millions d'euros correspond à la valeur boursière des titres sur la base du cours de Bourse au 31 décembre 2006, 2007 et 2008 respectivement de 69,95 euros, 62,98 euros et 45,40 euros. Le coût d'acquisition de 4 033,5 millions d'euros correspond à un coût d'entrée de 34,12 euros.

(2) Leur juste valeur n'étant pas déterminable de façon fiable, ils sont enregistrés à leur coût d'acquisition éventuellement déprécié.

Note 16. Stocks

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Produits finis et marchandises	1 479,9	1 369,7	1 257,0
Matières premières, articles de conditionnement et en cours	372,7	323,3	307,7
Valeurs brutes	**1 852,6**	**1 693,0**	**1 564,7**
Provisions pour dépréciation	217,1	145,4	160,3
Stocks et en-cours nets	**1 635,5**	**1 547,6**	**1 404,4**

Note 17. Créances clients

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Valeur brute	2 739,9	2 658,3	2 599,0
Provisions pour dépréciation	45,3	40,8	40,5
Valeur nette	**2 694,6**	**2 617,5**	**2 558,5**

Les créances clients ont une échéance inférieure à un an. La politique du Groupe est de recommander une couverture d'assurance client dans la mesure où les conditions locales le permettent. En conséquence, le risque de non recouvrement des créances client est minimisé d'autant, ce que traduit le niveau de provisionnement inférieur à 2 % des créances brutes.

Note 18. Autres actifs courants

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Créances fiscales (hors impôts sur les bénéfices) et sociales	256,7	223,5	221,4
Charges constatées d'avance	139,6	148,5	167,0
Publicité sur le lieu de vente, échantillons et cadeaux promotionnels	186,2	148,1	125,8
Instruments dérivés	267,1	177,2	109,1
Autres actifs courants	257,8	229,1	228,5
Total	**1 107,4**	**926,4**	**851,8**

Note 19. Trésorerie et équivalents de trésorerie

En millions d'euros	31.12.2008		31.12.2007		31.12.2006	
	Valeur au bilan	Coût d'acquisition	Valeur au bilan	Coût d'acquisition	Valeur au bilan	Coût d'acquisition
Valeurs mobilières de placements	82,8	82,7	135,5	130,0	132,3	123,5
Comptes bancaires et autres disponibilités	994,3	994,3	951,2	951,2	648,9	648,9
Total	**1 077,1**	**1 077,0**	**1 086,7**	**1 081,2**	**781,2**	**772,4**

Les valeurs mobilières de placement comprennent essentiellement des SICAV monétaires et des fonds communs de placement (rémunérés sur la base de l'EONIA) ainsi que des placements à court terme. Elles sont considérées comme des actifs financiers disponibles à la vente. Au 31 décembre 2008, il s'agit exclusivement de placements investis en titres d'état de la zone euro au travers de fonds commun de placement.

Les gains latents constatés sur la période s'élèvent à 0,1 million d'euros contre 5,5 et 8,8 millions d'euros respectivement en 2007 et en 2006 et sont enregistrés directement en capitaux propres.

Note 20. Capitaux propres

20.1. Capital et primes

Le capital se compose de 602 415 810 actions de 0,20 euro au 31 décembre 2008 suite à la décision des Conseils d'Administration du 13 février et du 28 août 2008 d'annuler respectivement 7 187 000 et 8 410 400 actions et aux levées d'options de souscription à hauteur de 37 600 actions.

Le capital se composait de 617 975 610 actions de 0,20 euro au 31 décembre 2007 suite à la décision des Conseils d'Administration du 14 février et du 30 août 2007 d'annuler respectivement 13 490 750 et 8 225 100 actions et aux levées d'options de souscription à hauteur de 75 050 actions.

Le capital se composait de 639 616 410 actions de 0,20 euro au 31 décembre 2006 suite à la décision du Conseil d'Administration du 25 avril 2006 d'annuler 19 229 250 actions et aux levées d'options de souscription à hauteur de 76 000 actions.

20.2. Actions auto-détenues

Les actions correspondant au programme de rachat d'actions L'Oréal autorisé par l'Assemblée Générale des actionnaires sont portées en diminution des capitaux propres consolidés. Les résultats de cession nets d'impôts relatifs aux transactions sur ces actions sont également inscrits en capitaux propres.

a) Année 2008

Le nombre d'actions a évolué de la façon suivante au cours de l'année 2008 :

En nombre d'actions	Capital social	Actions auto-détenues	En circulation
Au 01.01.2008	**617 975 610**	**- 22 664 937**	**595 310 673**
Annulation	- 15 597 400	15 597 400	
Levées options	37 600	579 195	616 795
Rachats d'actions propres		- 12 787 000	- 12 787 000
Au 31.12.2008	**602 415 810**	**- 19 275 342**	**583 140 468**

Les actions auto-détenues ont évolué de la façon suivante au cours de l'année 2008 :

En nombre d'actions	Programme de rachat	Affectées au plan de SO	Total	*En millions d'euros*
Au 01.01.2008	**6 281 000**	**16 383 937**	**22 664 937**	**1 787,2**
Annulation	- 15 260 000	- 337 400	- 15 597 400	- 1 288,9
Levées options		- 579 195	- 579 195	- 32,1
Rachats d'actions propres	12 787 000		12 787 000	944,4
Au 31.12.2008	**3 808 000**	**15 467 342**	**19 275 342**	**1 410,6**
En millions d'euros	**259,6**	**1 151,0**	**1 410,6**	

b) Année 2007

Le nombre d'actions a évolué de la façon suivante au cours de l'année 2007 :

En nombre d'actions	Capital social	Actions auto-détenues	En circulation
Au 01.01.2007	**639 616 410**	**- 33 894 300**	**605 722 110**
Annulation	- 21 715 850	21 715 850	
Levées options	75 050	4 886 613	4 961 663
Rachats d'actions propres		- 15 373 100	- 15 373 100
Au 31.12.2007	**617 975 610**	**- 22 664 937**	**595 310 673**

Les actions auto-détenues ont évolué de la façon suivante au cours de l'année 2007 :

En nombre d'actions	Programme de rachat	Affectées au plan de SO	Total	*En millions d'euros*
Au 01.01.2007	**12 393 000**	**21 501 300**	**33 894 300**	**2 496,3**
Annulation	- 21 485 100	- 230 750	- 21 715 850	- 1 709,1
Levées options		- 4 886 613	- 4 886 613	- 337,4
Rachats d'actions propres	15 373 100		15 373 100	1 337,4
Au 31.12.2007	**6 281 000**	**16 383 937**	**22 664 937**	**1 787,2**
En millions d'euros	**578,7**	**1 208,5**	**1 787,2**	

c) Année 2006

Le nombre d'actions a évolué de la façon suivante au cours de l'année 2006 :

En nombre d'actions	Capital social	Actions auto-détenues	En circulation
Au 01.01.2006	**658 769 660**	**- 38 796 050**	**619 973 610**
Annulation	- 19 229 250	19 229 250	
Levées options	76 000	2 485 500	2 561 500
Rachats d'actions propres		- 16 813 000	- 16 813 000
Au 31.12.2006	**639 616 410**	**- 33 894 300**	**605 722 110**

Les actions auto-détenues ont évolué de la façon suivante au cours de l'année 2006 :

En nombre d'actions	Programme de rachat	Affectées au plan de SO	Total	*En millions d'euros*
Au 01.01.2006	**13 240 000**	**25 556 050**	**38 796 050**	**2 638,2**
Annulation	- 17 660 000	- 1 569 250	- 19 229 250	- 1 259,4
Levées options		- 2 485 500	- 2 485 500	- 124,3
Rachats d'actions propres	16 813 000		16 813 000	1 241,8
Au 31.12.2006	**12 393 000**	**21 501 300**	**33 894 300**	**2 496,3**
En millions d'euros	**932,4**	**1 563,9**	**2 496,3**	

20.3. Options de souscription ou d'achat d'actions

Le tableau ci-après récapitule les données relatives aux plans d'options, émis après le 7 novembre 2002 et en vigueur au 31 décembre 2008.

Date d'attribution	Nombre d'options	Nombre d'options non exercées	Période d'exercice		Prix d'exercice
			De	A	
03.12.2003	2 500 000	2 261 750	04.12.2008	03.12.2013	63,02
03.12.2003	2 500 000	2 263 000	04.12.2008	03.12.2013	71,90
24.03.2004	2 000 000	1 911 500	25.03.2009	24.03.2014	64,69
01.12.2004	4 000 000	3 871 500	02.12.2009	01.12.2014	55,54
29.06.2005	400 000	400 000	30.06.2010	29.06.2015	60,17
30.11.2005	4 200 000	4 090 800	01.12.2010	30.11.2015	61,37
30.11.2005	1 800 000	1 753 200	01.12.2010	30.11.2015	62,94
25.04.2006	2 000 000	2 000 000	26.04.2011	25.04.2016	72,60
01.12.2006	5 500 000	5 426 250	02.12.2011	01.12.2016	78,06
30.11.2007	4 000 000	3 953 500	01.12.2012	30.11.2017	91,66

Tous ces plans ont une période d'exercice de 5 ans et ne comportent pas de conditions de performance.

La juste valeur des options est déterminée sur la base du modèle de Black & Scholes selon les hypothèses suivantes :

	Options d'achat		Options de souscription							
	Décembre 2003	Novembre 2005	Décembre 2003	Mars 2004	Décembre 2004	Juin 2005	Novembre 2005	Avril 2006	Décembre 2006	Novembre 2007
Taux de rendement sans risque	4,22 %	3,16 %	3,92 %	3,39 %	3,17 %	2,63 %	3,16 %	3,80 %	3,62 %	4,01 %
Durée de vie attendue	8 ans	6 ans	6 ans	7 ans	6 ans	6 ans	6 ans	6 ans	7 ans	7 ans
Volatilité attendue	21,50 %	21,00 %	21,50 %	23,67 %	18,70 %	17 %	21 %	20,50 %	22,52 %	23 %
Dividendes attendus	1 %	1,35 %	1 %	1,20 %	1,34 %	1,38 %	1,35 %	1,35 %	1,35 %	1,24 %
Cours de l'action	63,45	61,3	63,45	60,6	54,6	59,4	61,3	74,10	74,60	94,93
Prix d'exercice	71,90	62,94	63,02	64,69	55,54	60,17	61,37	72,60	78,06	91,66
Juste valeur	15,24	12,3	15,66	14,67	10,15	9,45	12,88	17,48	17,19	25,88

La volatilité attendue est égale à la volatilité implicite des options cotées sur le Monep aux dates d'attribution. A compter de 2007, afin d'atténuer les effets des phénomènes atypiques, la volatilité retenue correspond à la moyenne entre la volatilité implicite en date d'attribution et la volatilité historique sur la durée de vie attendue de l'option. La durée de vie attendue a été ajustée afin de tenir compte des hypothèses comportementales des bénéficiaires.

Les données relatives à la totalité des plans d'options sur actions au cours des exercices 2006, 2007 et 2008 sont récapitulées ci-dessous :

	31.12.2008		31.12.2007		31.12.2006	
	Nombre d'options	Prix moyen d'exercice pondéré	Nombre d'options	Prix moyen d'exercice pondéré	Nombre d'options	Prix moyen d'exercice pondéré
Nombre d'options non levées en début de période	40 825 387	71,96	42 017 800	69,86	38 648 550	67,47
• Options attribuées	-		4 000 000	91,66	7 500 000	76,60
• Options exercées	- 616 795	55,38	- 4 961 663	68,47	- 2 561 500	49,44
• Options caduques	- 1 042 500		- 230 750		- 1 569 250	
Nombre d'options non levées en fin de période	39 166 092	72,39	40 825 387	71,96	42 017 800	69,86
Dont :						
- nombre d'options exerçables en fin de période	15 759 342	74,88	12 208 837	77,30	12 581 550	72,74
- options caduques en fin de période	1 215 250		1 999 750		1 669 750	

Le cours moyen pondéré de l'action s'élève à 72,56 euros, 86,20 euros et 73,84 euros respectivement pour l'exercice 2008, 2007 et 2006.

La charge totale comptabilisée en 2008, 2007 et 2006 s'élève respectivement à 85,9, 69,1 et 49,4 millions d'euros.

20.4. Eléments constatés directement en capitaux propres

Les tableaux suivants détaillent par nature les mouvements sur ces éléments :

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Titres disponibles à la vente			
Réserve à l'ouverture	3 417,9	5 134,4	5 711,0
Variations de juste valeur de la période	- 2 074,2	- 1 053,5	- 571,1
Perte de valeur constatée en résultat	-	-	-
Variations de juste valeur constatées en résultat lors de la cession	- 9,7	- 663,0	- 5,5
Réserve à la clôture	**1 334,0**	**3 417,9**	**5 134,4**

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Couverture de flux futurs - change			
Réserve à l'ouverture	72,7	33,3	- 47,6
Variations de juste valeur de la période	178,6	100,8	93,2
Variations de juste valeur constatées en résultat	- 89,3	- 61,4	- 12,3
Réserve à la clôture	**162,0**	**72,7**	**33,3**

Une hausse (baisse) de 10 % de l'euro contre toutes les devises utilisées dans le Groupe aurait eu un effet de + 174,3 millions d'euros (- 176,9 millions d'euros) sur la réserve de couverture des flux futurs de change et la valeur de marché des instruments de couverture au 31 décembre 2008.

Une hausse (baisse) de 10 % de l'euro contre les principales devises du Groupe (USD, RUB, CHF, CAD, CNY, AUD, GBP, MXN) aurait eu un effet de + 176,1 millions d'euros (- 45,9 millions d'euros) sur la réserve de couverture de flux futurs de change et la valeur de marché des instruments de couverture au 31 décembre 2007, contre + 143,0 millions d'euros (- 64 millions d'euros) au 31 décembre 2006.

Une hausse (baisse) de 10 % de l'USD contre les principales devises du Groupe (CHF, MXN) aurait eu un effet de - 15,1 millions d'euros (+ 19,8 millions d'euros) sur la réserve de couverture des flux futurs de change et la valeur de marché des instruments de couverture au 31 décembre 2008.

Une hausse (baisse) de 10 % de l'USD contre les principales devises du Groupe (CHF, GBP) aurait eu un effet de - 5,5 millions d'euros (+ 28,2 millions d'euros) sur la réserve de couverture de flux futurs de change et la valeur de marché des instruments de couverture au 31 décembre 2007, contre - 9,7 millions d'euros (+ 19,3 millions d'euros) au 31 décembre 2006.

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Couverture de flux de trésorerie - taux d'intérêt			
Réserve à l'ouverture	- 0,3	0,4	-
Variations de juste valeur de la période	- 1,0	0,5	2,0
Variations de juste valeur constatées en résultat	-	- 1,2	- 1,6
Réserve à la clôture	**- 1,3**	**- 0,3**	**0,4**

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Total des éléments constatés directement en capitaux propres			
Réserve brute	1 494,7	3 490,3	5 168,1
Effet impôt associé	- 61,1	- 81,4	- 101,2
Réserve nette d'impôt	**1 433,6**	**3 408,9**	**5 066,9**

Note 21. Avantages postérieurs à l'emploi, indemnités de fin de carrière et autres avantages à long terme

Le Groupe participe, selon les lois et usages de chaque pays, à des régimes de retraite, d'aménagement de fin de carrière ainsi qu'à des régimes accordant d'autres avantages aux salariés.

Pour les régimes de base et autres régimes à cotisations définies, le Groupe comptabilise en charges les cotisations à payer lorsqu'elles sont dues et aucune provision n'est comptabilisée, le Groupe n'étant pas engagé au-delà des cotisations versées. Pour les régimes à prestations définies, les caractéristiques des régimes en vigueur au sein du Groupe sont les suivantes :

- En France, les obligations conventionnelles prévoient des indemnités de fin de carrière spécifiques. Par ailleurs, il a été mis en place un régime de congé de fin de carrière ainsi qu'un régime de retraite à prestations définies. Il existe de plus dans certaines sociétés du Groupe une couverture médicale partiellement prise en charge par le Groupe et bénéficiant aux retraités.

  A l'exception de la prévoyance médicale des retraités, ces engagements font l'objet d'une couverture financière externe partielle.

- A l'étranger, lorsqu'il existe des régimes de retraites ou d'autres engagements spécifiques à prestations définies, les engagements actuariels correspondants, nets des fonds capitalisés affectés à leur couverture, sont également pris en charge sur la base des droits acquis par les salariés.

Les engagements de retraite sont déterminés et comptabilisés en accord avec les principes comptables présentés en note 1.23.

Les hypothèses utilisées pour le calcul des engagements tiennent compte des conditions économiques propres à chaque pays ou société du Groupe.

Les hypothèses moyennes pondérées se déclinent comme suit pour le Groupe :

	31.12.2008	31.12.2007	31.12.2006
Taux d'actualisation	5,8 %	5,3 %	4,7 %
Taux de progression des salaires	4,8 %	4,8 %	4,8 %
Taux de rendement long terme attendu sur les actifs	6,2 %	6,0 %	5,6 %

	31.12.2008			31.12.2007			31.12.2006		
	Taux initial	Taux final	Application du taux final	Taux initial	Taux final	Application du taux final	Taux initial	Taux final	Application du taux final
Taux d'évolution des coûts médicaux	7,0 %	4,8 %	2016	6,1 %	5,0 %	2013	6,7 %	4,6 %	2011

Les taux d'actualisation retenus sont obtenus par référence au taux de rendement des obligations des émetteurs privés, de très bonne qualité de signature, de maturité correspondant à celle de l'engagement.

Les taux de rendement prospectif des actifs de couverture ont été déterminés en fonction de la composition des portefeuilles d'actifs en retenant pour chaque catégorie d'actifs des niveaux de rendement représentatifs de leur risque et de l'historique de leurs performances.

Les variations durant les exercices 2008, 2007 et 2006 s'analysent comme suit :

En millions d'euros	Dette actuarielle	Actifs de couverture	Ecarts actuariels	Modifications de régimes restant à étaler	Provisions au bilan
Solde au 31 décembre 2005	**2 542,6**	**1 302,0**	**298,4**	**- 18,4**	**960,6**
Coûts des services rendus au cours de la période	104,0				104,0
Effet de l'actualisation	109,2				109,2
Rendement attendu des fonds		71,7			- 71,7
Droits passés : créations/modifications de régimes	- 11,0			- 0,8	- 10,2
Réductions de régimes	- 71,0		- 7,1		- 63,9
Liquidations de régimes	- 4,5	- 2,9	- 1,5		- 0,1
Prestations versées	- 107,4	- 70,8			- 36,6
Cotisations versées	6,7	155,8			- 149,1
Ecarts actuariels	21,6	32,0	- 18,3		7,9
Effet de la variation des taux de change	- 66,7	- 47,1	- 7,6	0,2	- 12,2
Solde au 31 décembre 2006	**2 523,5**	**1 440,7**	**263,9**	**- 18,9**	**837,9**
Coûts des services rendus au cours de la période	102,5				102,5
Effet de l'actualisation	114,9				114,9
Rendement attendu des fonds		83,5			- 83,5
Droits passés : créations/modifications de régimes	5,1			23,5	- 18,4
Réductions de régimes					
Liquidations de régimes					
Prestations versées	- 102,4	- 76,9			- 25,6
Cotisations versées	6,1	174,7			- 168,6
Ecarts actuariels	- 205,0	- 50,9	- 162,2		8,1
Effet de la variation des taux de change	- 81,0	- 63,4	- 6,0	0,6	- 12,1
Autres mouvements (variation de périmètre)	0,6	0,5			0,1
Solde au 31 décembre 2007	**2 364,3**	**1 508,2**	**95,7**	**5,1**	**755,3**
Coûts des services rendus au cours de la période	90,7				90,7
Effet de l'actualisation	121,0				121,0
Rendement attendu des fonds		94,5			- 94,5
Droits passés : créations/modifications de régimes	- 18,2			0,2	- 18,4
Réductions de régimes	- 4,7		- 4,0		- 0,7
Liquidations de régimes	- 6,2	- 6,2	0,2		- 0,2
Prestations versées	- 100,7	- 81,9			- 18,8
Cotisations versées	4,3	177,7			- 173,4
Ecarts actuariels	- 209,9	- 373,3	162,3		1,1
Effet de la variation des taux de change	- 31,6	- 29,9	5,3	- 0,3	- 6,6
Autres mouvements (variation de périmètre)	71,3	32,6	- 0,3		39,1
Solde au 31 décembre 2008	**2 280,2**	**1 321,7**	**259,1**	**5,0**	**694,4**

La valeur actuelle totale des engagements se ventile comme suit entre les plans totalement ou partiellement financés et ceux non couverts par des actifs financiers :

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Valeur actuelle des engagements partiellement ou totalement couverts par des actifs financiers	2 021,0	2 111,4	2 253,9
Valeur de marché des fonds investis	1 321,7	1 508,2	1 440,8
Position nette des engagements partiellement ou totalement financés	699,3	603,2	813,1
Valeur actuelle des engagements totalement non couverts par des actifs financiers	259,2	252,9	269,6

Les coûts de retraite pris en charges sont inclus avec les frais de personnel en résultat opérationnel et se décomposent comme suit :

En millions d'euros	2008	2007	2006
Coûts des services rendus au cours de la période	90,7	102,5	104,0
Effet de l'actualisation des droits acquis	121,0	114,9	109,2
Rendement attendu des fonds	- 94,5	- 83,5	- 71,7
Amortissement des écarts actuariels	1,1	8,1	7,9
Reprise de provision			
Créations/modifications de régimes	- 18,4	- 18,4	- 10,2
Réductions de régimes	- 0,7		- 23,3
Liquidations de régimes	- 0,2		- 0,1
Total	**99,0**	**123,7**	**115,8**

Les cotisations dues aux caisses de retraites au titre des régimes à cotisations définies pour les exercices 2008, 2007 et 2006 se sont élevées respectivement à 295,8, 271,8 et 250,3 millions d'euros.

L'évolution de 1 % du taux d'augmentation tendancielle des coûts médicaux se traduirait par les effets suivants :

En millions d'euros	Augmentation de 1 %	Diminution de 1 %
Dette actuarielle	23,84	18,25
Charge normale et charge d'intérêts	1,96	1,55

Les actifs de couverture sont investis à la clôture de la façon suivante :

En %	31.12.2008	31.12.2007	31.12.2006
Actions [1]	31,8	38,7	38,6
Obligations	50,7	48,7	47,6
Immobilier [2]	6,3	6,2	7,2
Placements monétaires	5,3	1,0	1,6
Divers	5,9	5,4	4,9
Totaux	**100 %**	**100 %**	**100 %**

(1) Dont actions L'Oréal : néant.
(2) Dont locaux occupés par l'entreprise : 0,5 %.

La répartition des actifs de couverture doit respecter des limites de placement entre les différentes catégories d'actifs et répondre à des critères de notation minimum pour les placements monétaires et les obligations.

L'historique de l'engagement, de la valeur des actifs financiers, des pertes et gains actuariels générés se décline comme suit :

En millions d'euros	31.12.2008	31.12.2007	31.12.2006	31.12.2005
Engagement	2 280,2	2 364,3	2 523,5	2 542,6
Actifs financiers	- 1 321,7	- 1 508,2	- 1 440,7	- 1 302,0
Couverture financière	**958,5**	**856,1**	**1 082,8**	**1 240,6**
(Pertes) et gains actuariels d'expérience générés sur l'engagement	12,1	44,3	- 43,3	- 62,7
(Pertes) et gains actuariels d'expérience générés sur les actifs financiers	- 373,3	- 50,9	32,0	43,4

Note 22. Provisions pour risques et charges

22.1. Soldes à la clôture

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Autres provisions pour risques et charges non courantes	**111,4**	**148,5**	**154,1**
Provisions pour restructuration	0,8	1,0	1,4
Autres provisions non courantes [1]	110,6	147,5	152,7
Provisions pour risques et charges courantes	**431,1**	**285,7**	**272,0**
Provisions pour restructuration	124,3	9,6	18,9
Autres provisions courantes [1]	306,8	276,1	253,1
Total	**542,5**	**434,2**	**426,1**

(1) Cette rubrique comprend notamment des provisions destinées à faire face à des risques et litiges de nature fiscale, des risques industriels et commerciaux liés à l'exploitation (ruptures de contrats, reprises de produits) et des coûts liés au personnel.

22.2. Variations de l'exercice des Provisions pour restructurations et Autres provisions pour risques et charges

En millions d'euros	31.12.2006	31.12.2007	Dotation [2]	Reprises (utilisées) [2]	Reprises (non utilisées) [2]	Incidence Périmètre/ taux de change/ Autres [1]	31.12.2008
Autres provisions pour risques et charges	405,8	423,6	157,2	- 127,6	- 58,7	22,9	417,4
Provisions pour restructurations	20,3	10,6	120,8	- 6,6	- 0,1	0,4	125,1
Total	**426,1**	**434,2**	**278,0**	**- 134,2**	**- 58,8**	**23,3**	**542,5**

(1) Concerne pour l'essentiel des variations de change.
(2) Ces chiffres se répartissent comme suit :

En millions d'euros	Dotations	Reprises (utilisées)	Reprises (non utilisées)
• Autres produits et charges	120,8	- 6,6	- 0,1
• Résultat d'exploitation	141,9	- 114,2	- 21,4
• Résultat financier	0,3	- 0,4	-
• Impôts sur les résultats	15,0	- 13,0	- 37,3

Pour l'exercice 2007, la variation s'analysait comme suit :

En millions d'euros	31.12.2005	31.12.2006	Dotation [2]	Reprises (utilisées) [2]	Reprises (non utilisées) [2]	Incidence Périmètre/ taux de change/ Autres [1]	31.12.2007
Autres provisions pour risques et charges	411,3	405,8	183,7	- 111,0	- 44,1	- 10,8	423,6
Provisions pour restructurations	35,0	20,3	1,6	- 10,2	- 0,2	- 0,9	10,6
Total	**446,3**	**426,1**	**185,3**	**- 121,2**	**- 44,3**	**- 11,7**	**434,2**

(1) Concerne pour l'essentiel des variations de change.
(2) Ces chiffres se répartissent comme suit :

En millions d'euros	Dotations	Reprises (utilisées)	Reprises (non utilisées)
• Autres produits et charges	1,6	- 10,2	- 0,2
• Résultat d'exploitation	166,4	- 110,6	- 40,5
• Impôts sur les résultats	17,3	- 0,4	- 3,6

Pour l'exercice 2006, la variation s'analysait comme suit :

En millions d'euros	31.12.2005	Dotation [2]	Reprises (utilisées) [2]	Reprises (non utilisées) [2]	Incidence Périmètre/ taux de change/ Autres (1)	31.12.2006
Autres provisions pour risques et charges	411,3	220,1	- 138,9	- 67,5	- 19,2	405,8
Provisions pour restructurations	35,0	0,5	- 13,7	- 0,1	- 1,4	20,3
Total	**446,3**	**220,6**	**- 152,6**	**- 67,6**	**- 20,6**	**426,1**

(1) Concerne pour l'essentiel des variations de change.
(2) Ces chiffres se répartissent comme suit :

En millions d'euros	Dotations	Reprises (utilisées)	Reprises (non utilisées)
• Autres produits et charges	0,5	- 13,7	- 0,1
• Résultat d'exploitation	166,5	- 134,5	- 61,7
• Impôts sur les résultats	53,6	- 4,4	- 5,8

Note 23. Emprunts et dettes financières

Le Groupe se finance à moyen terme par des emprunts bancaires, et à court terme par l'émission de billets de trésorerie en France et de papier commercial aux Etats-Unis.

23.1. Analyse de la dette par nature

En millions d'euros	31.12.2008		31.12.2007		31.12.2006	
	Non courants	Courants	Non courants	Courants	Non courants	Courants
Billets de trésorerie	-	1 896,2	-	584,1	-	2 000,0
Emprunts bancaires MLT	2 414,6	71,5	2 484,9	52,7	1 787,3	2,8
Prêt à durée indéterminée	-	-	-	-	-	7,1
Dettes financières de location-financement	69,3	13,2	69,3	10,1	77,2	10,3
Concours bancaires	-	63,6	-	103,1	-	73,6
Autres emprunts et dettes financières	22,7	226,1	28,8	126,8	27,9	124,2
Total	**2 506,6**	**2 270,6**	**2 583,0**	**876,8**	**1 892,4**	**2 218,0**

23.2. Analyse de la dette par maturité

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Inférieure à 1 an	2 270,6	876,8	2 218,0
De 1 à 5 ans	2 463,6	2 534,5	1 837,3
Supérieure à 5 ans	43,0	48,5	55,1
Total	**4 777,2**	**3 459,8**	**4 110,4**

Les flux d'intérêts financiers attendus à fin 2008 sont de l'ordre de 113,6 millions d'euros en 2009, 174,7 millions d'euros pour la période 2010 à 2013 et 0,9 million d'euros au-delà de 2013.

Les flux d'intérêts financiers attendus à fin 2007 sont de l'ordre de 125,4 millions d'euros en 2008, 314,5 millions d'euros pour la période 2009 à 2012 et 0,1 million d'euros au-delà de 2012.

Les flux d'intérêts financiers attendus à fin 2006 étaient de l'ordre de 70,4 millions d'euros en 2007, 212,6 millions d'euros pour la période 2008 à 2011 et 0,8 million d'euros au-delà.

Ces évaluations sont faites sur la base du taux effectif à la fin de l'exercice, après prise en compte des instruments de couverture et sans renouvellement des dettes arrivant à échéance.

23.3. Analyse de la dette par devise (après prise en compte des instruments de couverture de change)

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Euro (EUR)	3 812,9	2 570,8	3 116,9
US dollar (USD)	552,5	606,7	731,6
Yen (JPY)	90,2	47,2	42,9
Yuan (CNY)	51,0	43,4	55,7
Dollar Canadien (CAD)	42,8	62,9	49,8
Autres	227,9	128,8	113,5
Total	**4 777,2**	**3 459,8**	**4 110,4**

23.4. Répartition de la dette taux fixe – taux variable (après prise en compte des instruments de couverture de taux)

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Taux variable	4 677,4	3 373,1	3 824,3
Taux fixe	99,8	86,7	286,1
Total	**4 777,2**	**3 459,8**	**4 110,4**

23.5. Taux d'intérêt effectif

Les taux d'intérêt effectif de la dette, après prise en compte des instruments de couverture, s'élèvent respectivement à 4,05 % en 2006, 4,32 % en 2007 et 3,26 % en 2008 pour les billets de trésorerie, et à 3,69 % en 2006, 4,83 % en 2007 et 4,48 % en 2008 pour les emprunts bancaires.

23.6. Taux moyen de la dette

Les taux moyens de la dette, après prise en compte des instruments de couverture, s'élèvent respectivement à 3,07 % en 2006, 4,35 % en 2007 et 4,77 % en 2008 pour l'euro et respectivement à 4,76 % en 2006, 5,03 % en 2007 et 2,91 % en 2008 pour l'US dollar.

23.7. Juste valeur des emprunts et dettes financières

La juste valeur des dettes à taux fixe est déterminée pour chaque emprunt par actualisation des cash-flows futurs, en retenant les courbes de taux d'intérêt obligataire à la clôture de l'exercice et avec prise en compte du spread correspondant à la classe de risque du Groupe.

La valeur nette comptable des concours bancaires courants et autres emprunts à taux variable constitue une approximation raisonnable de leur juste valeur.

Au 31 décembre 2008, la juste valeur des dettes s'élève à 4 777,8 millions d'euros. Au 31 décembre 2007, la juste valeur des dettes s'élevait à 3 464,2 millions d'euros. Au 31 décembre 2006, la juste valeur des dettes s'élevait à 4 113,2 millions d'euros.

23.8. Dettes couvertes par des sûretés réelles

Il n'existe pas de dette couverte par des sûretés réelles de montants significatifs au 31 décembre 2008, 2007 et 2006.

23.9. Lignes de crédit confirmées

Au 31 décembre 2008, L'Oréal et ses filiales ont 2 461 millions d'euros de lignes de crédit confirmées non utilisées contre 2 625 millions d'euros au 31 décembre 2007 et 2006.

Note 24. Instruments dérivés et exposition aux risques de marché

Afin de gérer son exposition aux risques de change et de taux d'intérêt qui découle de ses opérations courantes, le Groupe utilise des instruments dérivés négociés avec des contreparties de premier plan.

Conformément aux règles du Groupe, ces instruments dérivés de change et de taux d'intérêt sont mis en place exclusivement à des fins de couverture.

24.1. Couverture du risque de change

Le Groupe est exposé au risque de change sur des transactions commerciales comptabilisées au bilan et sur des transactions futures ayant un caractère hautement probable.

La politique du Groupe en matière d'exposition au risque de change sur ses opérations commerciales futures est de couvrir en fin d'année une part très significative du risque de change de l'année suivante par des instruments dérivés sur la base des budgets d'exploitation de chaque filiale.

L'ensemble des flux futurs du Groupe en devises fait l'objet de prévisions détaillées sur l'horizon de l'année budgétaire à venir. Les risques de change mis en évidence sont couverts par des achats ou ventes à terme ou par des options, afin de réduire au maximum la position de change par devise de chaque filiale. La durée de vie de ces instruments est en adéquation avec les flux de règlement du Groupe. Les instruments dérivés de change sont négociés par Régéfi ou, de manière exceptionnelle, directement par des filiales du Groupe lorsque la monnaie n'est pas convertible, ces opérations étant soumises au contrôle de Régéfi (banque du Groupe).

Les sociétés du Groupe devant par ailleurs emprunter et placer leur trésorerie dans leur propre devise, les risques de change générés par la gestion de leur trésorerie courante sont pratiquement inexistants.

En raison de la politique de couverture du risque de change du Groupe d'une part très significative des besoins annuels de l'année suivante en fin d'année, la sensibilité du résultat aux variations du cours des devises au 31 décembre reste marginale. L'impact d'une variation du cours des devises sur la réserve de couverture de flux futurs relative au change est donnée en note 20.4.

Les instruments financiers dérivés détenus dans un but de couverture du risque de change ont tous une maturité inférieure à 18 mois à l'origine et se détaillent comme suit :

En millions d'euros	Nominal			Valeurs de marché		
	31.12.2008	31.12.2007	31.12.2006	31.12.2008	31.12.2007	31.12.2006
Changes à terme						
Achat EURO contre devises	**1 320,0**	**1 661,3**	**1 278,3**	**89,1**	**34,3**	**19,4**
EUR/USD	233,5	595,5	205,5	3,6	12,6	12,8
EUR/RUB	162,6	135,6	125,0	29,9	1,8	-0,1
EUR/CHF	120,9	105,6	118,7	-6,4	0,5	1,7
EUR/CNY	87,9	87,7	83,0	-2,5	3,2	0,7
EUR/JPY	82,3	48,3	39,2	-0,6	1,3	2,1
EUR/CAD	67,8	101,6	104,7	7,5	-0,5	6,0
EUR/AUD	54,7	61,3	62,5	6,1	1,0	-0,5
EUR/GBP	44,9	52,7	93,8	10,8	7,0	-2,4
EUR/Devises Europe de L'Ouest	77,9	81,7	102,0	8,0	0,8	0,2
EUR/Devises Europe de l'Est	99,6	104,9	87,6	8,4	-0,8	-4,5
EUR/Devises Asie	113,3	117,1	132,0	3,1	7,4	3,0
EUR/Devises Amérique Latine	84,8	96,8	83,3	16,2	1,6	1,0
EUR/Autres Devises	89,8	72,5	41,0	5,0	-1,7	-0,6
Achat USD contre devises	**217,2**	**115,2**	**119,1**	**23,3**	**-2,1**	**-1,3**
USD/Devises Amérique Latine	89,0	83,4	55,0	12,4	0,1	-0,6
USD/Autres devises Asie	63,2	7,0	37,0	4,3	-0,6	-0,1
USD/Autres Devises	65,0	24,8	27,1	6,6	-1,6	-0,6
Vente USD contre CHF	**74,8**	**87,3**	**108,5**	**4,2**	**5,2**	**1,8**
Autres couples de Devises	267,2	176,4	121,4	-16,2	-2,4	0,0
Total changes à terme	1 879,2	2 040,2	1 627,3	100,4	35,0	20,0
Options de change						
Options EUR/USD	250,8	217,3	137,0	6,6	16,4	9,2
Options EUR/GBP	120,5	81,4	65,7	18,3	5,6	0,7
Options EUR/RUB	101,6	170,6	50,0	16,6	7,7	2,4
Options EUR/HKD	47,4	42,4	51,4	1,5	-2,5	3,2
Options EUR/Autres devises	202,0	300,5	179,4	24,1	19,2	5,4
Options USD/CHF	144,2	58,7	45,7	15,0	5,5	1,0
Autres couples de devises	72,0	49,3	62,0	10,4	1,0	1,0
Total options de change	**938,5**	**920,2**	**591,2**	**92,5**	**52,9**	**22,9**
Dont options achetées	1 346,2	948,4	613,9	104,6	53,5	23,2
Dont options vendues	-407,7	-28,3	-22,7	-12,1	-0,6	-0,3
Total	**2 817,7**	**2 960,4**	**2 218,5**	**192,9**	**87,9**	**42,9**

Le total des options vendues correspond exclusivement à la revente d'options achetées au préalable lorsqu'il est apparu opportun de les remplacer par d'autres outils de couverture.

Les valeurs de marché par nature de couverture se décomposent comme suit :

En millions d'euros	2008	2007	2006
Couvertures de juste valeur [1]	21,5	6,4	4,3
Couvertures de flux futurs	171,4	81,5	38,6
Couvertures d'investissement net à l'étranger	-	-	-
Total	**192,9**	**87,9**	**42,9**

(1) Les couvertures de juste valeur concernent les risques liés à la devise pour les créances et dettes d'exploitation ainsi que pour les dettes financières. Au 31 décembre 2007, les besoins de financement en US dollars figurent à hauteur de 442 millions d'euros en tant que swaps de devises, sur la ligne EUR/USD des changes à terme.

La juste valeur des instruments dérivés est leur valeur de marché.
Le Groupe n'a pas de positions en devises significatives non couvertes au bilan.

24.2. Couverture du risque de taux d'intérêt

Le Groupe se refinance principalement à taux variable et utilise des instruments dérivés de taux pour réduire l'exposition nette au risque de taux d'intérêt. Ceux-ci ne sont jamais détenus à des fins spéculatives.

Ces instruments dérivés sont principalement des contrats d'échange (swaps) et d'options de taux d'intérêts (achats de caps) négociés de gré à gré.

Les valeurs de marché de ces instruments telles que détaillées ci-dessous sont à mettre en regard des valeurs de marché des dettes qu'ils couvrent.

Les instruments dérivés de taux sont les suivants :

En millions d'euros	Notionnels			Valeurs de marché		
Dérivés de taux	31.12.2008	31.12.2007	31.12.2006	31.12.2008	31.12.2007	31.12.2006
Couvertures de flux de trésorerie						
Swaps de taux emprunteurs taux fixe						
EUR Euribor/taux fixe	18,6	19,5	20,2	- 1,3	- 0,3	- 1,0
USD Libor/taux fixe	-	-	190,0		-	1,3
Caps – Achats						
USD Libor	288,5	271,6	-	-		
Couvertures de juste valeur						
Swaps de taux emprunteurs taux variable						
EUR Euribor/taux fixe	69,8	121,8	128,8	2,2	1,5	3,6
Swaps de devises						
EUR Euribor/USD Libor						
Dérivés non qualifiés						
Swaps de taux Variable/Variable						
EUR Euribor/Euribor		-	7,1		-	-
Total	**376,9**	**412,9**	**346,1**	**0,9**	**1,2**	**3,9**

La juste valeur des instruments dérivés de taux est leur valeur de marché. La valeur de marché des instruments financiers de taux est calculée par actualisation des flux futurs au taux d'intérêt en vigueur à la clôture.

Les échéances des instruments dérivés de taux ventilés par nature de couverture se déclinent comme suit :

En millions d'euros	Nominal réparti par échéance											
	31.12.2008				31.12.2007				31.12.2006			
	< 1an	de 1 à 5 ans	> 5 ans	Total	< 1an	de 1 à 5 ans	> 5 ans	Total	< 1an	de 1 à 5 ans	> 5 ans	Total
Couverture de flux de trésorerie												
Swaps de taux emprunteurs taux fixe	3,4	4,1	11,2	18,6	0,8	6,4	12,3	19,5	190,8	6,1	13,3	210,2
Caps - Achats	288,5			288,5	271,6			271,6				
Couverture de flux de juste valeur												
Swaps de taux emprunteurs taux variable	69,8			69,8	52,0	69,8	-	121,8	7,0	121,8	-	128,8
Dérivés non qualifiés												
Swaps de taux variable/variable									7,1	-	-	7,1
Total	**361,7**	**4,1**	**11,2**	**376,9**	**324,4**	**76,2**	**12,3**	**412,9**	**204,9**	**127,9**	**13,3**	**346,1**

24.3. Sensibilité à l'évolution des taux d'intérêts

Une hausse des taux d'intérêts de 100 points de base aurait un impact direct sur la charge financière du Groupe de 36,0 millions d'euros au 31 décembre 2008 contre 22,6 millions d'euros au 31 décembre 2007 et 30,7 millions d'euros au 31 décembre 2006, après prise en compte de la trésorerie, des équivalents de trésorerie et des instruments dérivés, et en considérant que le montant total de la dette nette reste stable et que les dettes à taux fixe arrivées à échéance sont remplacées par du taux variable.

L'incidence d'une hausse de 100 points de base des taux d'intérêts sur la juste valeur des actifs et des passifs financiers à taux fixe du Groupe, après prise en compte des instruments dérivés, peut être estimée à 2,5 millions d'euros au 31 décembre 2008 contre 2,7 millions d'euros au 31 décembre 2007 et 3,2 millions d'euros au 31 décembre 2006.

24.4. Risque de contrepartie

Le Groupe privilégie les relations financières avec les banques de taille internationale bénéficiant des meilleures notations auprès d'agences spécialisées. Dès lors, le Groupe considère être faiblement exposé au risque de contrepartie.

Par ailleurs, les instruments financiers utilisés dans le cadre de la gestion des risques de change et de taux sont négociés avec des contreparties bancaires internationales de premier plan.

24.5. Risque de liquidité

Le risque de liquidité du Groupe peut être apprécié au travers de la dette financière à court terme qui inclut des échéances d'emprunts bancaires à moyen terme pour 70 millions d'euros pour 2009 ou de l'en-cours de son programme de billets de trésorerie de 1 896,2 millions d'euros. Au regard du non renouvellement éventuel de ces concours, le Groupe dispose de lignes de crédit confirmées de 2 461 millions d'euros.

24.6. Risque sur actions

Il n'existe pas de trésorerie investie en actions.

La trésorerie disponible est placée, auprès d'organismes financiers de premier rang, sous forme d'instruments qui sont non spéculatifs et susceptibles d'être mobilisés dans des délais très courts. Au 31 décembre 2008, il s'agit exclusivement de placements investis en titres d'états de la zone euro au travers de fonds communs de placement (note 19).

Au 31 décembre 2008, le Groupe détient 118 227 307 actions Sanofi-Aventis pour une valeur de 5 367,5 millions d'euros (note 15). Pour ces actions, la variation du cours de Bourse de l'action de plus ou moins 10 % par rapport au cours de 45,40 euros du 31 décembre 2008 aurait un impact sur les capitaux propres consolidés du Groupe de plus ou moins 536,8 millions d'euros avant impôt.

Un passage significatif ou prolongé au-dessous du cours de 34,12 euros, coût d'entrée de l'action Sanofi-Aventis, exposerait potentiellement L'Oréal à déprécier son actif par le compte de résultat.

Au 31 décembre 2007, le Groupe détient 118 227 307 actions Sanofi-Aventis pour une valeur de 7 446,0 millions d'euros (note 15). Pour ces actions, la variation du cours de Bourse de l'action de plus ou moins 10 % par rapport au cours de 62,98 euros du 31 décembre 2007 aurait un impact sur les capitaux propres consolidés du Groupe de plus ou moins 744,6 millions d'euros avant impôt.

Au 31 décembre 2006, le Groupe détenait 143 041 202 actions Sanofi-Aventis pour une valeur de 10 005,7 millions d'euros (note 15). Pour ces actions, la variation du cours de Bourse de l'action de plus ou moins 10 % par rapport au cours de 69,95 euros du 31 décembre 2006 aurait eu un impact sur les capitaux propres consolidés du Groupe de plus ou moins 1 000,6 millions d'euros avant impôt.

Note 25. Autres passifs courants

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Dettes sociales et fiscales (hors impôts sur les bénéfices)	903,1	844,4	796,5
Clients créditeurs	543,1	558,4	512,9
Dettes sur immobilisations	159,1	127,1	120,7
Instruments dérivés	98,5	93,3	65,4
Autres passifs courants	134,7	109,3	118,4
Total	**1 838,4**	**1 732,5**	**1 613,9**

Note 26. Engagements hors bilan

26.1. Engagements de location simple

Ils s'élèvent à 1 914,9 millions d'euros au 31 décembre 2008, contre 1 789,2 millions d'euros au 31 décembre 2007 et 1 823,2 millions d'euros au 31 décembre 2006 dont :

- 368,2 millions d'euros à moins d'un an au 31 décembre 2008, contre 329,0 millions d'euros au 31 décembre 2007 et 318,1 millions d'euros au 31 décembre 2006 ;
- 1 024,1 millions d'euros de 1 à 5 ans au 31 décembre 2008, contre 878,2 millions d'euros au 31 décembre 2007 et 922,2 millions d'euros au 31 décembre 2006 ;
- 522,6 millions d'euros à plus de 5 ans au 31 décembre 2008, contre 582,0 millions d'euros au 31 décembre 2007 et 582,9 millions d'euros au 31 décembre 2006.

26.2. Autres engagements hors bilan

Les lignes de crédit confirmées figurent en note 23.

Les autres engagements hors bilan significatifs ont été identifiés et chiffrés et se détaillent comme suit :

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Garanties données [1]	107,1	111,6	52,2
Crédits documentaires	0,3	5,2	7,2
Garanties reçues	36,5	28,6	32,3
Commandes d'investissement	243,7	251,0	233,0
Obligations d'achats dans le cadre de contrats logistiques d'approvisionnement	406,2	404,6	437,1

(1) Il s'agit essentiellement de garanties données à des administrations ou sur des prêts consentis à des tiers partenaires du Groupe, ainsi que pour 2007 et 2008, l'engagement net pris envers la Fondation L'Oréal pour son programme d'action pluriannuel.

26.3. Passifs éventuels

Dans le cadre normal de ses activités, le Groupe est impliqué dans des actions judiciaires et est soumis à des contrôles fiscaux, douaniers et administratifs. Le Groupe constitue une provision chaque fois qu'un risque est déterminé et qu'une estimation du coût est possible.

Il n'existe actuellement aucun fait exceptionnel ni affaire contentieuse risquant d'affecter significativement et avec une probabilité sérieuse, les résultats, la situation financière, le patrimoine ou l'activité de la société et du Groupe L'Oréal.

26.4. Risques environnementaux

Le Groupe veille à analyser l'évolution des règlements et des lois relatifs à la protection de l'environnement et n'anticipe pas pour le futur d'incidence significative sur l'activité, la situation financière, les résultats ou le patrimoine du Groupe.

Note 27. Variations du besoin en fonds de roulement lié à l'activité

Elles s'élèvent à - 148,8, - 76,3 et 65,6 millions d'euros respectivement pour l'exercice 2008, 2007 et 2006 et se ventilent de la façon suivante :

En millions d'euros	2008	2007	2006
Stocks	- 22,3	- 137,8	- 119,1
Clients	- 8,0	- 102,3	- 244,0
Fournisseurs	- 8,5	79,0	251,2
Autres créances et dettes	- 110,0	84,8	177,5
Total	**- 148,8**	**- 76,3**	**65,6**

Note 28. Incidences des variations de périmètre

Pour 2008, elles concernent essentiellement les acquisitions de Canan, CollaGenex, Columbia Beauty Supply, Le Club des Créateurs de beauté et YSL Beauté.

Pour 2007, elles concernent essentiellement les acquisitions de Maly's West, Beauty Alliance et PureOlogy.

Pour 2006, elles concernent essentiellement les acquisitions de The Body Shop, Beauty Alliance International et la société Sanoflore.

Note 29. Transactions entre parties liées

29.1. Co-entreprises

Les transactions envers les entreprises consolidées en intégration proportionnelle sont détaillées comme suit :

En millions d'euros	2008	2007	2006
Ventes de biens et de services	3,2	5,4	10,6
Coût des ventes	-	-	-
Charges et produits financiers	3,4	1,6	1,2

Les créances et dettes inscrites au bilan relatives aux parties liées sont les suivantes :

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Créances d'exploitation	5,6	3,1	6,6
Dettes	0,5	0,3	0,3
Créances financières	68,9	34,7	42,3

29.2. Parties liées ayant une influence notable sur le Groupe

Il n'existe pas d'opération significative conclue avec un membre des organes de direction ou un actionnaire ayant une influence notable sur le Groupe.

29.3. Entreprises associées

Durant l'exercice 2006 et du 1er janvier au 12 avril 2007, L'Oréal USA Inc. a vendu pour respectivement 50,6 et 35,6 millions d'euros à Beauty Alliance International, société dans laquelle le Groupe détenait 30 % jusqu'en avril 2007 (note 2).

Il n'existe pas de transaction significative avec une société mise en équivalence, au cours de l'exercice 2008.

Note 30. Evénements post-clôture

Aucun événement n'est intervenu entre la date de clôture et la date d'arrêté des comptes consolidés par le Conseil d'Administration.

1.6. Liste des sociétés consolidées au 31 décembre 2008

1.6.1. Sociétés consolidées par intégration globale [1]

Sociétés	Siège	% intérêt	% contrôle [2]
Areca & Cie	France	100,00	
Avenamite S.A.	Espagne	100,00	
Beauté Créateurs	France	100,00	
Beautycos International Co Limited	Chine	100,00	
Beautylux International Cosmetics (Shanghai) Co Ltd	Chine	100,00	
Beautytech International Cosmetics (Yichang) Co Ltd	Chine	100,00	
Belcos Ltd	Japon	100,00	
Biotherm	Monaco	100,00	
Biotherm Distribution & Cie	France	100,00	
Canan Kozmetik Sanayi Ve Ticaret A.S.	Turquie	100,00	
Canan Tuketim Urunleri Pazarlama A.S.	Turquie	100,00	
Centre Logistique d'Essigny	France	100,00	
Centrex	France	100,00	
Chimex	France	100,00	
Club Créateurs Beauté Japon K.K.	Japon	100,00	
Cobelsa Cosmeticos, S.A.	Espagne	100,00	
Colainaf	Maroc	100,00	
Compagnie Thermale Hôtelière et Financière	France	99,98	
Consortium Général de Publicité	France	100,00	
Cosbel S.A. de C.V.	Mexique	100,00	
Cosimar Japon Ltd	Japon	100,00	
Cosmelor KK	Japon	100,00	
Cosmelor Ltd	Japon	100,00	
Cosmephil Holdings Corporation Philippines	Philippines	100,00	
Cosmetil	Maroc	49,80	100,00
Cosmétique Active Belgilux	Belgique	100,00	
Cosmétique Active France	France	100,00	
Cosmétique Active International	France	100,00	
Cosmétique Active Ireland Ltd	Irlande	100,00	
Cosmétique Active Nederland B.V.	Pays-Bas	100,00	
Cosmétique Active Production	France	100,00	
Cosmétique Active (Suisse) S.A.	Suisse	100,00	
Egyptelor LLC	Egypte	100,00	
Elebelle (Pty) Ltd	Afrique du Sud	100,00	
Episkin	France	100,00	
Episkin Biomatériaux	France	100,00	
Erwiton S.A.	Uruguay	100,00	
Exclusive Signatures International	France	100,00	
Fapagau & Cie	France	100,00	
Faprogi	France	100,00	
Finval	France	100,00	
Frabel S.A. de C.V.	Mexique	100,00	
Garnier New Zealand Ltd	Nouvelle-Zélande	100,00	
Gemey Maybelline Garnier	France	100,00	

(1) En application des dispositions prévues à l'article D248-12 sur les sociétés commerciales, il est précisé que certaines des informations présentées ci-dessus ont un caractère incomplet.

(2) Equivalent au pourcentage d'intérêt sauf exceptions indiquées.

Sociétés	Siège	% intérêt	% contrôle [2]
Gemey Paris – Maybelline New York	France	100,00	
Goldys International	France	100,00	
Helena Rubinstein	France	100,00	
Helena Rubinstein Italia S.p.A	Italie	100,00	
Holdial	France	100,00	
Kosmepol Sp z.o.o	Pologne	100,00	
L & J Ré	France	100,00	
La Roche-Posay Dermato-Cosmétique	France	99,98	
La Roche-Posay Laboratoire Pharmaceutique	France	99,98	
Laboratoire Bioexigence	France	100,00	
Laboratoire Garnier & Cie	France	100,00	
Laboratoire Sanoflore	France	99,94	
Lai Mei Cosmetics International Trading (Shanghai) Co Ltd	Chine	100,00	
Lancôme Parfums & Beauté & Cie	France	100,00	
Lancos Ltd	Japon	100,00	
LaScad	France	100,00	
Le Club des Créateurs Cosmetic Versand Verwaltungs GmbH	Allemagne	100,00	
Le Club des Créateurs Cosmeticversand GmbH & Co	Allemagne	100,00	
Le Club des Créateurs de Beauté	Belgique	100,00	
Le Club des Créateurs de Beauté Taiwan Co Ltd	Taiwan	100,00	
Lehoux et Jacque	France	100,00	
L'Oréal Adria d.o.o.	Croatie	100,00	
L'Oréal Argentina S.A	Argentine	100,00	
L'Oréal Australia Pty Ltd	Australie	100,00	
L'Oréal Balkan d.o.o.	Serbie	100,00	
L'Oréal Baltic SIA	Lettonie	100,00	
L'Oréal Belgilux S.A.	Belgique	100,00	
L'Oréal Brasil Comercial de Cosméticos Ltda	Brésil	100,00	
L'Oréal Bulgaria EOOD	Bulgarie	100,00	
L'Oréal Canada Inc.	Canada	100,00	
L'Oréal Ceska Republika s.r.o	République Tchèque	100,00	
L'Oréal Chile S.A.	Chili	100,00	
L'Oréal (China) Co. Ltd	Chine	100,00	
L'Oréal Colombia S.A.	Colombie	100,00	
L'Oréal Danmark A/S	Danemark	100,00	
L'Oréal Deutschland GmbH	Allemagne	100,00	
L'Oréal Egypt LLC	Egypte	100,00	
L'Oréal España S.A.	Espagne	100,00	
L'Oréal Finland Oy	Finlande	100,00	
L'Oréal Guatemala S.A.	Guatemala	100,00	
L'Oréal Hellas S.A.	Grèce	100,00	
L'Oréal Hong Kong Ltd	Hong-Kong	100,00	
L'Oréal India Pvt Ltd	Inde	100,00	
L'Oréal Investments B.V.	Pays-Bas	100,00	
L'Oréal Israel Ltd	Israël	92,97	
L'Oréal Italia S.p.A	Italie	100,00	
L'Oréal Japan Ltd	Japon	100,00	
L'Oréal Korea Ltd	Corée	100,00	
L'Oréal Liban SAL	Liban	99,88	
L'Oréal Libramont	Belgique	100,00	

(1) En application des dispositions prévues à l'article D248-12 sur les sociétés commerciales, il est précisé que certaines des informations présentées ci-dessus ont un caractère incomplet.

(2) Equivalent au pourcentage d'intérêt sauf exceptions indiquées.

Sociétés	Siège	% intérêt	% contrôle [2]
L'Oréal Luxe Producten Nederland B.V.	Pays-Bas	100,00	
L'Oréal Magyarorszag Kozmetikai Kft	Hongrie	100,00	
L'Oréal Malaysia SDN BHD	Malaisie	94,34	
L'Oréal Manufacturing Midrand Pty Ltd	Afrique du Sud	100,00	
L'Oréal Maroc	Maroc	50,00	100,00
L'Oréal Mexico S.A. de C.V.	Mexique	100,00	
L'Oréal Mexico Servicios S.A. de C.V.	Mexique	100,00	
L'Oréal Middle East	Emirats Arabes Unis	100,00	
L'Oréal Nederland B.V.	Pays-Bas	100,00	
L'Oréal New Zealand Ltd	Nouvelle Zélande	100,00	
L'Oréal Norge A/S	Norvège	100,00	
L'Oréal Österreich GmbH	Autriche	100,00	
L'Oréal Panama S.A.	Panama	100,00	
L'Oréal Peru S.A.	Pérou	100,00	
L'Oréal Philippines Inc.	Philippines	100,00	
L'Oréal Polska Sp z.o.o	Pologne	100,00	
L'Oréal Portugal, Lda	Portugal	100,00	
L'Oréal Produits de Luxe Belgilux	Belgique	100,00	
L'Oréal Produits de Luxe France	France	100,00	
L'Oréal Produits de Luxe International	France	100,00	
L'Oréal Produits de Luxe Suisse S.A.	Suisse	100,00	
L'Oréal Produktion Deutschland Beteiligung GmbH	Allemagne	100,00	
L'Oréal Produktion Deutschland GmbH & Co Kg	Allemagne	100,00	
L'Oréal Romania SRL	Roumanie	100,00	
L'Oréal Saipo Industriale S.p.A	Italie	100,00	
L'Oréal Singapore Pte Ltd	Singapour	100,00	
L'Oréal Slovenija Kozmetika d.o.o	Slovénie	100,00	
L'Oréal Slovensko s.r.o	Slovaquie	100,00	
L'Oréal South Africa Holdings Pty Ltd	Afrique du Sud	100,00	
L'Oréal Suisse S.A.	Suisse	100,00	
L'Oréal Sverige AB	Suède	100,00	
L'Oréal Taiwan Co Ltd	Taiwan	100,00	
L'Oréal Thailand Ltd	Thaïlande	100,00	
L'Oréal Turkiye Kozmetik Sanayi Ve Ticaret Anonim Sirketi	Turquie	100,00	
L'Oréal Uk Ltd	Grande-Bretagne	100,00	
L'Oréal Ukraine	Ukraine	100,00	
L'Oréal Uruguay S.A.	Uruguay	100,00	
L'Oréal USA Inc.	Etats-Unis	100,00	
L'Oréal Venezuela, C.A.	Venezuela	100,00	
L'Oréal Vietnam Co. Ltd	Vietnam	100,00	
Marigny Manufacturing Australia Pty Ltd	Australie	100,00	
Masrelor LLC	Egypte	100,00	
Maybelline K.K.	Japon	100,00	
Maybelline (Suzhou) Cosmetics Ltd	Chine	100,00	
Nihon L'Oréal K.K.	Japon	100,00	
NLO K.K.	Japon	100,00	
P.T. L'Oréal Indonesia	Indonésie	100,00	
P.T. Yasulor Indonesia	Indonésie	100,00	
Par Bleue	France	100,00	
Parbel of Florida Inc.	Etats-Unis	100,00	

(1) En application des dispositions prévues à l'article D248-12 sur les sociétés commerciales, il est précisé que certaines des informations présentées ci-dessus ont un caractère incomplet.
(2) Equivalent au pourcentage d'intérêt sauf exceptions indiquées.

Sociétés	Siège	% intérêt	% contrôle [2]
Parfums Cacharel & Cie	France	100,00	
Parfums Guy Laroche	France	100,00	
Parfums Paloma Picasso & Cie	France	100,00	
Parfums Ralph Lauren	France	100,00	
Prestige et Collections International	France	100,00	
Procosa Productos de Beleza Ltda	Brésil	100,00	
Productora Albesa S.A.	Espagne	100,00	
Productos Capilares L'Oréal S.A.	Espagne	100,00	
Redken France	France	100,00	
Banque de Réalisations de Gestion et de Financement (Regefi)	France	100,00	
Scental Ltd	Hong-Kong	100,00	
Seda Plastik Ve Boya San. Ith. Tic. Ltd. Sti	Turquie	100,00	
Shu Uemura Cosmetics Inc.	Japon	93,57	
Sicôs & Cie	France	100,00	
SkinEthic	France	99,52	
Socex de Expansao Mercantil em Cosmeticos Ltda	Brésil	99,00	
Société de Développement Artistique	France	100,00	
Société Hydrominérale de La Roche Posay	France	99,98	
Sofamo	Monaco	100,00	
Softsheen Carson Products West Africa Ltd	Ghana	100,00	
Soprocos	France	100,00	
Soproréal	France	100,00	
Sparlys	France	100,00	
The Body Shop (sous-groupe)	Grande-Bretagne	100,00	
Venprobel	Venezuela	100,00	
Viktor & Rolf Parfums	France	100,00	
Yichang Tianmei International Cosmetics Co Ltd	Chine	100,00	
YSL Beauté (sous-groupe)	France	100,00	
Zao L'Oréal	Russie	100,00	

(1) En application des dispositions prévues à l'article D248-12 sur les sociétés commerciales, il est précisé que certaines des informations présentées ci-dessus ont un caractère incomplet.
(2) Equivalent au pourcentage d'intérêt sauf exceptions indiquées.

1.6.2. Sociétés consolidées par intégration proportionnelle

Sociétés	Siège	% intérêt	% contrôle [2]
Galderma Argentina S.A.	Argentine	50,00 [1]	
Galderma Australia Pty Ltd	Australie	50,00 [1]	
Galderma Belgilux N.V	Belgique	50,00 [1]	
Galderma Brasil Limitada	Brésil	50,00 [1]	
Galderma Canada Inc.	Canada	50,00 [1]	
Galderma Colombia S.A.	Colombie	50,00 [1]	
Galderma Hellas Trade of Pharmaceuticals Products S.A.	Grèce	50,00 [1]	
Galderma Hong Kong	Hong-Kong	50,00 [1]	
Galderma India Private Ltd	Inde	50,00 [1]	
Galderma International	France	50,00 [1]	
Galderma Italia S.p.A	Italie	50,00 [1]	
Galderma K.K.	Japon	50,00 [1]	

(1) Sociétés communes avec Nestlé.
(2) Equivalent au pourcentage d'intérêt sauf exception indiquée.

Sociétés	Siège	% intérêt	% contrôle [2]
Galderma Korea Ltd	Corée	50,00 [1]	
Galderma Laboratories Inc	Etats-Unis	50,00 [1]	
Galderma Laboratories South Africa Pty Ltd	Afrique du Sud	50,00 [1]	
Galderma Laboratorium GmbH	Allemagne	50,00 [1]	
Galderma Mexico S.A. de C.V.	Mexique	50,00 [1]	
Galderma Nordic Ab	Suède	50,00 [1]	
Galderma Peru Laboratorios S.A.	Pérou	50,00 [1]	
Galderma Pharma S.A.	Suisse	50,00 [1]	
Galderma Philippines Inc.	Philippines	50,00 [1]	
Galderma Polska Sp. z.o.o.	Pologne	50,00 [1]	
Galderma Production Canada Inc.	Canada	50,00 [1]	
Galderma Research & Development	France	50,00 [1]	
Galderma Research and Development Inc.	Etats-Unis	50,00 [1]	
Galderma S.A.	Suisse	50,00 [1]	
Galderma Singapore Pvt Ltd	Singapour	50,00 [1]	
Galderma (Uk) Ltd	Grande-Bretagne	50,00 [1]	
Galderma Uruguay	Uruguay	50,00 [1]	
Innéov Adria d.o.o. for trade and services	Croatie	50,00 [1]	
Innéov Argentina S.A.	Argentine	50,00 [1]	
Innéov Belgique	Belgique	50,00 [1]	
Innéov Brasil Nutricosmeticos Ltda	Brésil	50,00 [1]	
Innéov Canada, Inc	Canada	50,00 [1]	
Innéov Chile S.A.	Chili	50,00 [1]	
Innéov CZ s.r.o.	République Tchèque	50,00 [1]	
Innéov d.o.o.	Slovénie	50,00 [1]	
Innéov Deutschland GmbH	Allemagne	50,00 [1]	
Innéov España S.A.	Espagne	50,00 [1]	
Innéov France	France	50,00 [1]	
Innéov Hellas A.E.	Grèce	50,00 [1]	
Innéov Italia S.p.A.	Italie	50,00 [1]	
Innéov Mexico S.A. de C.V.	Mexique	50,00 [1]	
Innéov Nutrikozmetik Ticaret Ve Sanayi Ltd Sirketi	Turquie	50,00 [1]	
Innéov Österreich Handelsgesellschaft mbH	Autriche	50,00 [1]	
Innéov Polska Sp. z.o.o.	Pologne	50,00 [1]	
Innéov SK s.r.o.	Slovaquie	50,00 [1]	
Innéov Suisse	Suisse	50,00 [1]	
Laboratoires Galderma	France	50,00 [1]	
Laboratoires Innéov	France	50,00 [1]	
Laboratoires Innéov Portugal Unipessoal Lda	Portugal	50,00 [1]	
Laboratorios Galderma Chile Limitada	Chili	50,00 [1]	
Laboratorios Galderma S.A.	Espagne	50,00 [1]	
Laboratorios Galderma Venezuela S.A.	Venezuela	50,00 [1]	
O.O.O Innéov	Russie	50,00 [1]	

(1) Sociétés communes avec Nestlé.
(2) Equivalent au pourcentage d'intérêt sauf exception indiquée.

2 Rapport de Gestion 2008 du Conseil d'Administration *

»

** Ces informations font partie intégrante du Rapport Financier Annuel tel que prévu par l'article L.451-1-2 du Code monétaire et financier.*

Le présent Rapport de Gestion rend compte de l'activité de la société et de son Groupe au cours de l'exercice 2008. Le Rapport du Président est joint à ce rapport qu'il vient compléter pour toutes les rubriques concernées. Le Conseil expose dans un Rapport séparé les motifs du projet des Résolutions soumis au vote des actionnaires convoqués en Assemblée Générale. Ce dernier Rapport sera publié dans les délais légaux avec l'avis de convocation à l'Assemblée Générale Mixte du 16 avril 2009.

2.1. Activité du Groupe en 2008

2.1.1. Synthèse des résultats 2008

Progression du chiffre d'affaires à 17,542 milliards d'euros

- + 2,8 % à données publiées
- + 3,1 % à données comparables
- + 6,6 % à taux de change constants*

Augmentation du bénéfice net par action [(1)] à 3,49 euros

- + 3,8 % à données publiées
- + 6,8 % à taux de change constants*

Renforcement de la part de marché mondiale**

- 15,8 % (15,2 % en 2007)

Augmentation du dividende*** à 1,44 euro

- + 4,3 %

2.1.2. Chiffre d'affaires consolidé

A données comparables, c'est-à-dire à structure et taux de change identiques, l'augmentation du chiffre d'affaires du Groupe L'Oréal ressort à + 3,1 %.

L'effet net de changement de structure, du fait principalement des acquisitions de YSL Beauté et, aux Etats-Unis de *PureOlogy, Beauty Alliance, Maly's West, Columbia Beauty Supply, CollaGenex Pharmaceuticals* est de + 3,5 %.

Les effets monétaires ont eu un impact négatif de - 3,8 %.

La croissance à taux de change constants ressort à + 6,6 %.

A données publiées, le chiffre d'affaires du Groupe, au 31 décembre 2008, a atteint 17,542 milliards d'euros en progression de + 2,8 %.

** A taux de conversion constants : données 2008 aux taux 2008 / données 2007 aux taux 2008.*

*** Estimation L'Oréal. 2008 avec YSL Beauté en année pleine.*

**** Proposé à l'Assemblée Générale du 16 avril 2009.*

(1) Bénéfice net par action dilué, calculé sur le résultat net hors éléments non récurrents part du groupe.

En millions d'euros	4e trimestre 2008			Au 31 décembre 2008		
		Croissance à données			Croissance à données	
		Comparables	Publiées		Comparables	Publiées
Par Division opérationnelle						
Produits Professionnels	623,3	- 2,2 %	+ 0,1 %	2 471,7	+ 1,3 %	+ 3,3 %
Produits Grand Public	2 052,8	+ 2,5 %	+ 3,2 %	8 354,9	+ 4,1 %	+ 0,9 %
Produits de Luxe	1 275,7	- 6,3 %	+ 10,4 %	4 169,6	+ 0,7 %	+ 6,2 %
Cosmétique Active	269,3	+ 2,1 %	+ 2,2 %	1 289,3	+ 4,2 %	+ 3,3 %
Total cosmétique	**4 246,5**	**- 1,0 %**	**+ 5,0 %**	**16 358,9**	**+ 2,7 %**	**+ 2,8 %**
Par Zone géographique						
Europe de l'Ouest	1 841,9	- 1,9 %	+ 4,0 %	7 381,5	- 0,3 %	+ 1,8 %
Amérique du Nord	1 009,7	- 11,6 %	- 2,5 %	3 739,3	- 4,8 %	- 6,6 %
Reste du Monde, dont :	1 394,8	+ 9,0 %	+ 12,7 %	5 238,1	+ 13,8 %	+ 12,5 %
Asie	533,6	+ 11,8 %	+ 29,6 %	1 844,3	+ 16,3 %	+ 16,7 %
Europe de l'Est	349,2	+ 8,2 %	+ 6,9 %	1 380,3	+ 21,1 %	+ 20,8 %
Amérique Latine	308,6	+ 8,7 %	+ 1,6 %	1 151,2	+ 6,7 %	+ 2,4 %
Afrique, Orient, Pacifique	203,4	+ 4,9 %	+ 4,0 %	862,2	+ 8,1 %	+ 6,7 %
Total cosmétique	**4 246,5**	**- 1,0 %**	**+ 5,0 %**	**16 358,9**	**+ 2,7 %**	**+ 2,8 %**
The Body Shop	245,9	- 0,9 %	- 7,6 %	756,0	+ 4,6 %	- 3,9 %
Dermatologie [1]	137,1	+ 15,4 %	+ 22,0 %	426,9	+ 17,1 %	+ 16,2 %
Total groupe	**4 629,5**	**- 0,6 %**	**+ 4,7 %**	**17 541,8**	**+ 3,1 %**	**+ 2,8 %**

(1) Part revenant au groupe, soit 50 %

2.1.2.1. Evolution du chiffre d'affaires cosmétique

Le marché cosmétique ralentit en 2008 mais reste positif.

L'Oréal renforce ses positions mondiales dans chacune de ses Divisions.

Produits Professionnels

La **Division Produits Professionnels** connaît une croissance 2008 de + 1,3 % en comparable, + 7,3 % à taux de change constants, après un dernier trimestre affecté dans les pays développés par les effets de la crise économique sur la fréquentation des salons de coiffure. En dépit de ce ralentissement, la Division a sensiblement renforcé son leadership mondial avec des gains de parts de marché dans ses 3 grandes zones.

- Cette conquête résulte d'une offre complète de marques complémentaires qui fait de la Division le partenaire de choix d'un nombre croissant de salons de coiffure. Depuis le soin de luxe (*Kérastase, Shu Uemura Art of Hair, Mizani*), jusqu'aux services accessibles avec *Matrix*, en passant par les grandes marques de cœur de marché *(Redken et L'Oréal Professionnel*), chaque type de salon trouve une réponse à ses attentes.

  Le soin du cheveu se développe fortement sous l'impulsion de *Kérastase*, des succès de *Série Nature de L'Oréal Professionnel* et *Real Control de Redken. PureOlogy*, acquise en 2007, confirme son rang de 1re marque professionnelle de soin du cheveu aux Etats-Unis.

  En coiffage et forme, 2008 est marquée par les succès de la gamme « alternative » *Play Ball* et le lancement de *Texture Expert* chez *L'Oréal Professionnel* ; tandis que les produits de permanente et de lissage durable se développent en Asie et Amérique Latine.

  En coloration, la croissance est tirée par de grandes innovations technologiques. *Platinium +* pâte éclaircissante, les *Rubilane*, nouveaux colorants rouges haute fidélité brevetés et *Cover 5*, service pour Homme d'estompage des cheveux blancs en 5 minutes. Le nouveau *So Color Beauty* et *Wonderbrown* de Matrix et *Shades EQ* de *Redken* s'établissent comme produits fétiches des professionnels.

- L'Europe de l'Ouest est en très légère croissance. Les résultats sont contrastés entre les pays du Nord de l'Europe où la Division gagne des parts de marché significatives, et ceux du Sud plus touchés par le ralentissement économique. Le succès de L'Oréal *Professionnel Homme* et le lancement de *Kéraskin Esthetics* sont les faits notables de l'année.

  En Amérique du Nord, la forte décroissance du marché et la lutte intense menée par la Division contre les ventes parallèles de ses produits, ont affecté les facturations de shampooings et soins destinés à la revente. La croissance de + 6 % des écoulements de produits techniques de coloration traduit la conquête de nouveaux salons et l'efficacité de la stratégie de distribution.

  Le Reste du Monde croît très fortement tiré par l'Europe de l'Est où la Division accentue fortement son leadership. La croissance est spectaculaire en Chine et en Inde, grâce à l'adaptation spécifique de l'offre. L'Amérique Latine est dynamique tirée par les succès de l'Argentine et du Brésil, où la gamme *Force Relax* de *L'Oréal Professionnel* a su séduire les adeptes du défrisage.

Produits Grand Public

La **Division Produits Grand Public** affiche une croissance annuelle de + 4,1 % à données comparables après un 4e trimestre à + 2,5 %, dans un marché légèrement ralenti depuis le mois de septembre. Les trois marques mondiales de la Division se sont bien comportées et ont permis de consolider la part de marché mondiale de la Division.

- La catégorie des soins de la peau est le premier moteur de la croissance grâce aux succès de la gamme Derma Genèse de L'Oréal Paris, en particulier de sa nouvelle ligne Derma Genèse Pore Minimiser, ainsi que de Caféine Roll-on Yeux de Garnier qui prend la 1re place du marché en soin des yeux dans les pays où il est lancé.

  Le maquillage est également très dynamique avec les succès du mascara Colossal de Maybelline, du rouge à lèvres Infaillible de L'Oréal Paris et des poudres Mineral Power de Maybelline.

  La coloration s'est aussi bien développée en particulier avec le lancement d'Excell 10' en Europe et la progression mondiale de Casting Crème Gloss.

  Les soins du cheveu sont dynamisés par les initiatives de L'Oréal Paris, notamment Elsève Re-Nutrition à la gelée royale.

- En Europe de l'Ouest, où la réduction des inventaires de la distribution est sensible, la Division termine l'année en positif en particulier grâce à la progression de l'Allemagne, des Pays Bas et des pays scandinaves. La France tout comme l'Espagne ont connu une situation plus difficile en fin d'année. Au total, les écoulements de la Division progressent légèrement plus vite que ceux du marché grâce au leadership confirmé de L'Oréal Paris et Garnier en soin et toilette du visage, ainsi qu'à la bonne progression du maquillage L'Oréal Paris et Maybelline.

  Aux Etats-Unis, dans un marché stable, marqué également par la réduction des inventaires de certains grands distributeurs, la Division renforce ses parts de marché, avec des avancées significatives en soin du visage par Revitalift de L'Oréal Paris et par l'amplification du succès de Garnier Nutritioniste, lancé en 2007.

  La croissance est très soutenue dans le Reste du Monde. La Chine et les pays de l'ASEAN progressent fortement portés par les percées très importantes en soin du visage de L'Oréal Paris et Garnier. L'Europe de l'Est a connu une forte progression des trois marques. La croissance de la Russie et de l'Ukraine a été particulièrement dynamique jusqu'au mois d'octobre.

  En Amérique Latine, la croissance est restée très soutenue en Argentine et au Chili. Après un début d'année difficile, le Brésil a accéléré progressivement en fin d'année. Dans la Zone Afrique-Orient-Pacifique, il faut noter la bonne progression du Moyen-Orient et de l'Afrique du Sud.

Produits de Luxe

Dans un contexte de ralentissement très net du marché sélectif au dernier trimestre, le chiffre d'affaires de la **Division Produits de Luxe** se contracte de - 6,3 % au quatrième trimestre, mais progresse de + 0,7 % à données comparables en 2008. Après intégration d'YSL Beauté au 1er juillet 2008, et à taux de change constants, les ventes sont en croissance de + 9,9 %. Avec cette acquisition, la Division place désormais 3 de ses marques parmi les 10 premières du marché sélectif et devient leader mondial dans sa distribution.

- La catégorie du soin progresse, soutenue notamment par la réussite sur le segment anti-âge de Prodigy Re-Plasty chez Helena Rubinstein, Rides Repair chez Biotherm ainsi que du sérum Rénergie Morpholift Rare Nuit de Lancôme. L'expansion internationale de la marque Kiehl's se poursuit avec six nouveaux pays dont le Japon.

  En maquillage, la Division renforce son leadership en mascara avec Ôscillation de Lancôme, mascara révolutionnaire à micro oscillations. La Division s'impose également en rouge à lèvres avec Rouge Volupté d'Yves Saint Laurent et l'Absolu Rouge de Lancôme, Prix d'Excellence Marie-Claire. Egalement primé, le fond de teint Face Fabric de Giorgio Armani. Enfin Shu Uemura accélère sa croissance mondiale.

  En parfums, la Division a bénéficié de la réussite de ses deux lancements mondiaux - Magnifique de Lancôme et Emporio Armani Diamonds Men chez Giorgio Armani, ainsi que du lancement de Elle intense d'Yves Saint Laurent. Le marché est en fort recul au 4e trimestre.

- En Europe de l'Ouest, la Division connaît une légère baisse de facturation dans un contexte d'ajustement de stock de la distribution. La Division a tenu ses parts de marché en particulier en France et gagne des positions dans des marchés clés comme la Grande-Bretagne.

  En Amérique du Nord, la Division a connu un quatrième trimestre difficile pénalisé à la fois par une baisse significative de la fréquentation dans les magasins, et un comparatif élevé en raison des lancements de nouveaux parfums fin 2007. Le chiffre d'affaires de la Division évolue à un rythme inférieur au marché.

  La Zone Reste du Monde réalise d'excellentes performances en Europe de l'Est, en Asie, au Moyen-Orient et en Amérique Latine. Toutefois, le quatrième trimestre marque une rupture dans certaines Zones comme L'Europe de l'Est et Dubaï.

Cosmétique Active

Le chiffre d'affaires de la **Division Cosmétique Active** au 31 décembre est en progression de + 4,2 % à données comparables. Ces résultats traduisent des gains de parts de marché au niveau mondial, par la croissance des positions dans les nouveaux marchés.

- *Vichy* réaffirme son leadership en pharmacie, grâce à des investissements publi-promotionnels soutenus sur les grandes initiatives du second semestre. Le lancement de Liftactiv CxP en octobre permet à Vichy de s'affirmer comme le n° 1 du soin anti-âge en pharmacie en Europe.

La Roche Posay réalise une nouvelle année de croissance à deux chiffres grâce à la réussite de la marque sur l'ensemble des catégories, notamment la toilette avec le succès de la gamme des démaquillants Physiologiques.

Innéov a confirmé sa place de n° 1 de la cosmétique orale en Europe. Ce résultat est dû à la forte percée réalisée sur le segment capillaire. Innéov connaît un démarrage spectaculaire au Brésil.

Enfin, la Division a poursuivi le déploiement de ses marques SkinCeuticals et Sanoflore dans les grands pays européens.

Les résultats sont contrastés selon les zones géographiques :

- L'Europe de l'Ouest est en léger retrait en raison du ralentissement de la croissance du marché, mais aussi d'une contre-performance de Vichy sur les marchés saisonniers et de la concentration des lancements sur le dernier trimestre.
- L'Amérique du Nord poursuit sa montée en puissance malgré une baisse de trafic significative en particulier dans les spas et médi spas en fin d'année.
- Le Reste du Monde reste très dynamique même si les difficultés financières de certains distributeurs ont eu un impact négatif sur les 2 derniers mois de l'année.

Europe de l'Ouest

L'Europe de l'Ouest est à - 0,3 % à données comparables. Tout en restant en croissance, le marché a nettement ralenti ; il s'est dégradé au fil des trimestres en France et dans plusieurs pays d'Europe du Sud en particulier dans le circuit du luxe. Les ventes du Groupe évoluent favorablement au Royaume-Uni et en Allemagne, et sont en forte croissance dans plusieurs pays d'Europe du Nord. Au total, le Groupe conforte sa part de marché en Europe de l'Ouest. Toutefois, la gestion très rigoureuse des stocks par les distributeurs a affecté les facturations.

Amérique du Nord

L'Amérique du Nord à - 4,8 % à données comparables a connu une fin d'année difficile marquée par une nette détérioration du marché au cours du quatrième trimestre en particulier dans les Grands Magasins où les ventes ont été décevantes durant les fêtes de fin d'année, et dans les salons de coiffure où la baisse de fréquentation se poursuit. Au total, le Groupe évolue légèrement en retrait du marché, tout en renforçant ses positions dans les Produits Grand Public, les Produits Professionnels et Cosmétique Active.

Reste du Monde

Asie : la croissance de L'Oréal atteint + 16,3 % à données comparables en 2008 avec un ralentissement au quatrième trimestre, le Groupe continuant à nettement surperformer le marché. Au Japon, le Groupe gagne des parts de marché. Hors Japon la croissance annuelle s'élève à + 20,2 %. La dynamique se poursuit en Chine (+ 27,7 %) comme dans les pays d'Asie du Sud-Est, notamment en Thaïlande, en Indonésie et en Malaisie. Le Groupe évolue plus de trois fois plus vite que le marché dans l'ensemble de l'Asie.

Europe de l'Est : L'Oréal poursuit sa très forte dynamique, avec une croissance de + 21,1 % à données comparables par l'ensemble des Divisions, avec toutefois un rythme différent au 4e trimestre du fait des difficultés rencontrées par certains distributeurs en Russie et en Ukraine.

Amérique Latine : les ventes progressent de + 6,7 % à données comparables, et s'améliorent trimestre après trimestre, tout en étant très contrastées. L'Argentine, le Venezuela, le Chili et l'Uruguay sont en forte progression. Le Brésil retrouve le chemin de la croissance au second semestre. La situation reste difficile au Mexique.

Afrique-Orient-Pacifique : l'année est marquée par la création d'une zone multi-divisions pour accélérer l'entrée du Groupe dans de nouveaux marchés. Les ventes progressent de + 8,1 % à données comparables. La croissance est tirée par l'excellente performance des pays du Maghreb et du Moyen-Orient et la bonne progression de l'Afrique du Sud. L'Australie progresse de manière satisfaisante. La situation est contrastée en Inde avec une Division des Produits Professionnels très dynamique et une année de consolidation pour la Division Produits Grand Public. Enfin, le Groupe a créé en fin d'année une filiale multi-divisions en Egypte.

2.1.2.2 Evolution du chiffre d'affaires de The Body Shop

A données comparables, le chiffre d'affaires de The Body Shop a augmenté de + 4,6 %. Les ventes de détail [1] ont progressé de + 1,9 %. A parc de magasins identique [2], les ventes enregistrent un recul de - 2,3 %.

La marque connaît de bons résultats en Suède, en Suisse, au Moyen-Orient, à Hong Kong, à Singapour, en Corée, en Indonésie et en Inde. En revanche, en raison d'une baisse de fréquentation dans les magasins due au contexte économique difficile au quatrième trimestre, les ventes ont été décevantes en Grande-Bretagne, en Espagne et en Amérique du Nord.

Avec une nouvelle communication autour de «Nature's way to Beautiful», The Body Shop réaffirme sa philosophie de marque naturelle et éthique et crée une nouvelle dynamique commerciale.

La marque lance quatre gammes *Bien-Etre* à base d'ingrédients naturels inspirés des remèdes traditionnels, la ligne de maquillage Nature's Minerals™ ainsi que la gamme de soins hydratants pour le corps *Moringa*, riche en ingrédients issus du commerce équitable.

124 magasins ont été ouverts en 2008 portant leur nombre à 2 550 à la fin de l'année.

(1) Ventes de détail : total des ventes aux consommateurs tous circuits confondus.

(2) Ventes de détail à parc de magasins identique : total des ventes aux consommateurs réalisées par les magasins continûment présents entre le 1er janvier et le 31 décembre 2007 et la même période de 2008.

2.1.2.3 Evolution du chiffre d'affaires de Galderma

Galderma réalise un chiffre d'affaires record, en augmentation de + 17,1 % à données comparables. L'Amérique du Nord enregistre une progression de + 18,5 %. Les ventes sont en croissance de + 7,3 % en Europe et de + 26,3 % dans le Reste du monde.

Galderma a continué à gagner des parts de marché grâce à ses produits phares Différine® et Epiduo® (acné), Rozex®/Metro® (rosacée), Clobex® (psoriasis), Oracea® (rosacée), Dysport® (rides intersourcillières) et Cétaphil® (gamme de soins nettoyants et hydratants).

Avec l'acquisition de CollaGenex aux Etats-Unis, Galderma a renforcé son portefeuille de solutions thérapeutiques contre la rosacée avec Oracea®, le premier antibiotique oral approuvé dans le traitement de la rosacée aux Etats-Unis. Oracea® a également reçu l'approbation des autorités de santé européennes. Le Laboratoire a confirmé son entrée dans la dermatologie correctrice et esthétique avec Dysport® au Brésil et en Argentine. Epiduo® a contribué de façon significative à la croissance en Europe et en Amérique latine, où le produit a été lancé. Epiduo® a été approuvé par la FDA à la fin de l'année. Différine® Gel 0,1 % a été lancé au Japon. C'est le premier rétinoïde topique approuvé pour l'acné dans ce pays.

2.1.3. Résultats

2.1.3.1. Rentabilité d'Exploitation et Compte de résultat consolidé

En millions d'euros	31.12.2007	En % du chiffre d'affaires	31.12.2008	En % du chiffre d'affaires	Hors YSLB
Chiffre d'affaires	**17 063**	**100 %**	**17 542**	**100 %**	
Coût des ventes	- 4 941	29,0 %	- 5 240	29,9 %	
Marge brute	**12 122**	**71,0 %**	**12 302**	**70,1 %**	
Frais de R&D	- 560	3,3 %	- 581	3,3 %	
Frais publi-promotionnels	- 5 127	30,0 %	- 5 275	30,1 %	
Frais commerciaux & administratifs	- 3 618	21,2 %	- 3 779	21,5 %	
Pertes et gains de change	10	0,1 %	58	0,3 %	
Résultat d'exploitation	**2 827**	**16,6 %**	**2 725**	**15,5 %**	**15,8 %**

La marge brute ressort à 70,1 % du chiffre d'affaires à comparer à 71,0 % en 2007.

Après retraitement des pertes et gains de change, c'est-à-dire en réallouant à la marge brute en 2007 et en 2008 la quote-part de pertes et gains de change qui lui revient et en excluant l'effet de la consolidation de YSL Beauté, la marge brute est en baisse de 50 points de base.

Les frais de recherche et développement, stables en pourcentage du chiffre d'affaires à 3,3 %, progressent de près de + 4 %.

Les frais publi-promotionnels, à 30,1 % du chiffre d'affaires, sont en augmentation de 10 points de base par rapport à l'année 2007, après un deuxième semestre à 30,4 %, sensiblement plus élevé que le premier semestre, comme nous l'avions annoncé.

Les frais commerciaux et administratifs représentent 21,5 % du chiffre d'affaires. Ils intègrent en année pleine l'impact des frais de fonctionnement des distributeurs de produits professionnels aux salons de coiffure américains, l'accroissement de l'amortissement d'incorporels et l'effet de mix lié aux taux de conversion.

Après un gain de change de 58 millions d'euros, le résultat d'exploitation s'élève à 2 725 millions d'euros à 15,5 % du chiffre d'affaires, taux qui s'établirait à 15,8 % du chiffre d'affaires hors impact dilutif de l'intégration de YSL Beauté.

2.1.3.2. Résultats d'exploitation par branche et par division

En millions d'euros	2007	% CA	2008	% CA	Hors YSLB
Par division opérationnelle					
Produits Professionnels	502	21,0 %	519	21,0 %	
Produits Grand Public	1 582	19,1 %	1 578	18,9 %	
Produits de Luxe	844	21,5 %	767	18,4 %	20,0 %
Cosmétique Active	256	20,5 %	259	20,1 %	
Total des divisions Cosmétiques	3 180	20,0 %	3 110	19,0 %	
Non alloué [1]	- 479	- 3,0 %	- 502	- 3,1 %	
Total branche Cosmétique	**2 701**	**17,0 %**	**2 608**	**15,9 %**	**16,3 %**
The Body Shop	64	8,1 %	36	4,8 %	
Branche Dermatologique [2]	**62**	**16,9 %**	**80**	**18,7 %**	
Groupe	**2 827**	**16,6 %**	**2 725**	**15,5 %**	**15,8 %**

(1) Non alloué = Frais centraux groupe, recherche fondamentale, stock-options et divers. En % du chiffre d'affaires total.
(2) Part revenant au Groupe, soit 50 %.

La rentabilité de la Division Produits Professionnels est restée stable en 2008 à 21 % du chiffre d'affaires.

La rentabilité de la Division Produits Grand Public est en léger retrait à 18,9 % contre 19,1 % en 2007.

La baisse de la rentabilité de la Division Produits de Luxe résulte pour moitié de l'intégration de YSL Beauté.

Cosmétique Active a vu sa rentabilité s'établir à 20,1 %.

The Body Shop, qui réalise la totalité de son résultat au second semestre de chaque année, a été particulièrement impacté cette année par la baisse de fréquentation dans les magasins en fin d'année.

Enfin, la rentabilité de la branche Dermatologie, Galderma, a fortement crû en 2008 pour atteindre 18,7 %.

2.1.3.3. Rentabilité par zone géographique : nouvelle et forte amélioration dans le Reste du Monde

En millions d'euros	Résultat d'exploitation				
	2007		2008		2008 (hors YSL Beauté)
	M€	%CA	M€	%CA	%CA
Europe de l'Ouest	1 633	22,5 %	1 634	22,1 %	22,8 %
Amérique du Nord	774	19,3 %	593	15,9 %	16,0 %
Reste du Monde	774	16,6 %	884	16,9 %	17,1 %
Total des zones cosmétiques	**3 180**	**20,00 %**	**3 110**	**19,0 %**	**19,4 %**

Retraitée de l'impact dilutif de l'intégration de YSL Beauté, la rentabilité par zone évolue de la manière suivante :

- nouvelle amélioration de la rentabilité en Europe de l'Ouest à 22,8 % ;
- dégradation sensible de la rentabilité en Amérique du Nord qui a connu une année tendue notamment pour ses activités Produits de Luxe et Produits Professionnels ;
- nouvelle progression de la rentabilité de la Zone « Reste du Monde » à 17,1 %.

2.1.3.4. Résultat net par action : + 6,8 % à taux de change constants

En millions d'euros	31.12.2007	31.12.2008	
Résultat d'exploitation	**2 827**	**2 725**	
Charges de l'endettement financier net	- 175	- 174	
Autres produits et charges financiers	- 7,6	- 7,2	
Dividendes Sanofi-Aventis	250,3	244,7	
Quote-part du résultat net des sociétés mises en équivalence	0,1	-	
Résultat avant impôt hors éléments non récurrents	**2 896**	**2 788**	
Impôt sur les résultats hors éléments non récurrents	- 856	- 722	
Intérêts minoritaires	- 1,5	- 2,7	
Résultat net part du groupe hors éléments non récurrents (1)	**2 039**	**2 064**	
BNPA (2)	**3,36**	**3,49**	**+ 6,8 % à taux de change constants**
Nombre d'actions moyen dilué	**606 012 471**	**590 920 078**	

(1) Le résultat net part du groupe hors éléments non récurrents exclut les plus ou moins values sur cessions d'actifs à long terme, les dépréciations d'actifs, les coûts de restructuration, les effets d'impôts associés et les intérêts minoritaires.
(2) Part du groupe par action dilué, hors éléments non récurrents.

Le coût de l'endettement financier est resté stable à 174 millions d'euros. La légère augmentation du taux d'intérêt moyen de la dette en euros s'est trouvée compensée par la forte baisse du coût de la dette en dollar.

Les dividendes de Sanofi-Aventis sont restés quasiment stables à 244,7 millions d'euros.

L'impôt ressort à 721,5 millions d'euros. Le taux d'imposition à 25,9 % est en baisse sensible par rapport à 2007 où il s'élevait à 29,5 % grâce, notamment, au crédit d'impôt recherche et à la baisse du taux d'impôts dans un certain nombre de pays.

Au total, le résultat net part du groupe hors éléments non récurrents s'élève à 2 064 millions d'euros en croissance de + 1,2 %.

Après effet relutif des rachats d'actions, le bénéfice net par action s'établit à 3,49 € en augmentation de + 3,8 %, soit + 6,8 % à taux de changes constants, très proche de l'objectif indiqué en octobre 2008. Hors effet dilutif de YSL Beauté dû pour l'essentiel au step-up sur les stocks, le BNPA se serait élevé à 3,52 €.

2.1.3.5. Résultat net part du groupe : 1 948 M€

En millions d'euros	31.12.2007	31.12.2008	Evolution
Résultat net part du groupe hors éléments non récurrents	2 039	2 064	-
Eléments non récurrents	617	- 115	-
Résultat net part du groupe	**2 656**	**1 948**	**- 26,6 %**
Par action diluée	4,38	3,30	- 24,8 %

Après prise en compte des éléments non récurrents, c'est-à-dire une charge de 115 millions d'euros qui se compare à un profit en 2007 de 617 millions d'euros (plus-value de 643 millions d'euros sur la cession d'actions Sanofi-Aventis en novembre 2007), le résultat net ressort à 1 948 millions d'euros.

La charge de 115 millions d'euros intègre principalement la réorganisation industrielle en Europe avec les projets de cession de l'usine britannique de Llantrisant et de fermeture de l'usine de Monaco, mais aussi la rationalisation de contrats de distribution de produits YSL Beauté, la réorganisation de la filiale L'Oréal USA, l'intégration de la société américaine CollaGenex acquise par Galderma et l'amortissement accéléré d'immobilisations incorporelles sur le goodwill Yue Saï et la marque Biomedic.

2.1.3.6. Marge brute d'autofinancement, bilan et dette

La marge brute d'auto-financement s'élève à 2 745 millions d'euros, en croissance de + 1 %.

La variation du besoin en fonds de roulement s'élève à 148 millions d'euros.

Les investissements, à 745 millions d'euros, sont en diminution de près de 4 % et ressortent à 4,3 % du chiffre d'affaires à comparer à 4,5 % en 2007.

Après paiement du dividende, prises de participations (principalement YSL Beauté et Collagenex), et rachats d'actions nets pour 912 millions d'euros, le flux résiduel ressort à - 1 209 millions d'euros.

La structure du bilan est très robuste avec des capitaux propres qui représentent 52 % du total de l'actif.

La dette financière nette ressort à 3 700 millions d'euros. Son augmentation est la conséquence, principalement, de l'acquisition de YSL Beauté en 2008.

La dette financière est bien sécurisée. Elle est composée pour environ 2,5 milliards d'euros de crédits à moyen terme bancaires dont l'échéance se situe pour l'essentiel entre 2011 et 2012, et pour le solde de billets de trésorerie et de « *commercial paper* », qui sont largement sécurisés par des lignes de « *standby* ».

2.1.4. Perspectives

L'année 2009 est abordée avec réalisme, confiance et volontarisme. Réalisme car l'environnement économique sera certainement encore difficile et L'Oréal y est préparé. Confiance parce que le marché cosmétique a toujours démontré une capacité de résistance en temps de crise et parce que les fondamentaux de L'Oréal sont forts et sa situation financière robuste. Mais aussi volontarisme parce que grâce à la dynamique d'innovations produits, à la qualité unique du portefeuille de marques, aux possibilités d'expansion géographique et à la détermination à renforcer les moyens moteurs et maîtriser les coûts, L'Oréal devrait traverser avec succès une conjoncture économique adverse.

2.1.5. Recherche et développement

Depuis sa création par un chercheur, il y a 100 ans, le Groupe ne cesse d'investir dans la Recherche. Pour L'Oréal, il n'y a pas de produit innovant sans progrès de la connaissance. Forts de cette conviction, les laboratoires du Groupe ont construit la plus grande base de données scientifiques enrichie de l'observation des gestes de beauté à l'évaluation des performances des produits à l'échelle mondiale. La Recherche de L'Oréal anticipe en permanence les réglementations et les courants de consommation pour en faire autant d'avantages compétitifs. Depuis de nombreuses années, nos chercheurs travaillent sur l'élimination des tests sur animaux grâce aux peaux reconstruites, accompagnent la demande de produits naturels avec l'analyse des ingrédients végétaux, explorent le potentiel des sciences du vivant pour imaginer la beauté du futur. Celle-ci sera décorative, active, personnalisée et respectueuse de la planète. 581,3 millions d'euros ont été investis dans la Recherche en 2008.

Voir chapitre Recherche et Développement du tome 1 pages 88 à 91.

2.1.6. Production et technologie

Amorcée en 2007, la restructuration des Opérations se poursuit afin de gagner en efficacité et en créativité, tout en réduisant les coûts. Un même modèle d'organisation est décliné au sein de quatre pôles géographiques (Europe, Asie, Amérique latine, Amérique du Nord) et les processus de mutualisation ont continué à être déployés. Par ailleurs, la poursuite du mouvement de spécialisation des usines par technologie permet de moderniser l'outil industriel et d'optimiser le réseau logistique. Enfin, des actions concrètes sont mises en place pour développer un partenariat durable avec nos fournisseurs.

Voir chapitre Opérations du tome 1 pages 92 à 93.

2.1.7. Développement durable

Pour que la croissance de L'Oréal soit durable, elle doit être exemplaire et profiter à tous : consommateurs, collaborateurs, fournisseurs, distributeurs, actionnaires et communautés. Elle est bâtie sur les valeurs fondatrices du Groupe - respect, intégrité, excellence – ancrées dans la réalité quotidienne de tous ses métiers. Engagé à assumer toutes les responsabilités d'un leader, L'Oréal mène des actions concrètes et mesurables pour contribuer à un monde plus respectueux, plus beau.

Voir chapitre Développement Durable du tome 1 pages 14 à 23 et le Rapport de Développement Durable du Groupe en ligne sur www.loreal.com.

2.1.8. Evénements importants survenus depuis le début de l'exercice 2009

Aucun événement important n'est intervenu depuis le début de l'exercice 2009.

2.2. Rapport sur les comptes sociaux

Les comptes sociaux de L'Oréal S.A. ont été examinés par le Comité d'Audit et le Conseil d'Administration puis arrêtés par le Conseil d'Administration dans sa réunion du 16 février 2009, en présence des Commissaires aux Comptes.

2.2.1. Chiffre d'affaires

En millions d'euros	2008	2007	Variation en %
Chiffre d'affaires			
1er trimestre	569,0	522,0	9,00 %
2e trimestre	574,8	576,1	- 0,23 %
3e trimestre	473,0	471,8	0,25 %
4e trimestre	498,3	503,8	- 1,09 %
Total	**2 115,2**	**2 073,8**	**2,00 %**

N.B. : Ce chiffre d'affaires comprend les ventes de marchandises et de produits finis, les produits accessoires, les prestations de services, déduction faite des réductions sur ventes. Ces ventes comprennent notamment des fournitures de marchandises faites à diverses filiales qui, du point de vue consolidé, sont des ventes intragroupe.

2.2.2. Bilan et compte de résultat de L'Oréal S.A.

Le bilan et compte de résultat de L'Oréal S.A. figurent en annexe au présent Rapport de Gestion.

Au 31 décembre 2008, le total du bilan s'élève à 11 669,3 millions d'euros contre 11 498,0 millions d'euros au 31 décembre 2007.

Les comptes de la société sont établis conformément aux dispositions légales et réglementaires françaises et aux principes comptables généralement admis.

Au 31 décembre 2008, le capital social est composé de 602 415 810 titres de 0,2 euro de nominal.

L'annexe comptable fait partie intégrante des comptes annuels.

Les résultats qui sont présentés tiennent compte des divers revenus encaissés au titre de la concession de l'exploitation des brevets et marques et de la technologie.

Les redevances encaissées au titre de l'exploitation des brevets et marques sont incluses dans le poste « Autres produits », et au titre de la technologie dans le poste « Chiffre d'affaires ».

Ces montants bénéficient pour partie de l'imposition au taux réduit.

Le compte de résultat fait ressortir un bénéfice net de 1 552,1 millions d'euros contre 2 822,4 millions d'euros au 31 décembre 2007.

La baisse du résultat entre 2007 et 2008 s'explique principalement par la plus-value de cession de Sanofi-Aventis réalisée en 2007 (1 376,5 millions d'euros nets d'impôt).

Le résultat 2008 a bénéficié d'une amélioration du résultat financier de 48,4 millions d'euros (produits financiers de participation et rachat du PDI, compensés par l'évolution défavorable des provisions pour dépréciation des actions propres) et d'une baisse de la charge d'impôt sur les bénéfices, liée essentiellement à des variations favorables de provisions et crédits d'impôt.

Le résultat net de 2008 de 1 552,1 millions d'euros s'entend :

- après reprise de la provision pour investissement constituée en 2003 au titre de l'exercice 2002 pour un montant de 5,4 millions d'euros, libre d'impôt sur les sociétés à l'expiration du délai légal de 5 ans,
- après constitution, en application de l'ordonnance du 21 octobre 1986 sur la participation des salariés aux résultats de l'entreprise :
  - d'une réserve au profit du personnel de 19,3 millions d'euros provisionnée en 2007 pour le même montant,
  - et d'une dotation pour participation des salariés au titre de l'exercice 2008 de 21,6 millions d'euros,
- après constitution de la provision pour investissement, y compris le transfert effectué par nos filiales à notre profit, en application des dispositions relatives à la participation pour un montant de 3,8 millions d'euros contre 2,7 millions d'euros en 2007.

Il est précisé que le montant global des dépenses et charges visées à l'article 223 quater du Code Général des Impôts et le montant de l'impôt applicable en raison de ces dépenses et charges s'élèvent à :

- dépenses et charges 0,8 million d'euros,
- impôt correspondant 0,3 million d'euros.

2.2.3. Filiales et participations

Le détail des participations ainsi que les principales variations et franchissements de seuils au cours de l'exercice 2008 sont annexés au présent Rapport, pages 53 à 57, page 97 et pages 154 à 158.

2.3. Facteurs de risques

Le Contrôle Interne du Groupe vise à créer et maintenir une organisation qui permette de prévenir et maîtriser les risques, notamment économiques, juridiques et financiers auxquels sont exposées la société et ses filiales en France et à l'étranger. Cependant une absence totale de risque ne peut être garantie.

2.3.1. Risques liés à l'activité

Image et réputation

La réputation de l'entreprise et l'image de ses marques peuvent être compromises d'un moment à l'autre dans un monde globalisé où un incident est rapporté d'un continent à l'autre à la vitesse de l'Internet. Aucune entreprise ne saurait être à l'abri d'un événement indésirable, qu'il soit lié à l'utilisation ou au mésusage d'un produit ou à un comportement individuel critiquable. Afin de réduire les risques qui pourraient découler de tels événements, L'Oréal s'est doté d'une cellule de gestion de crise dont la mission est de prévenir, gérer et limiter les conséquences sur l'entreprise d'événements indésirables. De même le déploiement de la Charte Ethique dans l'ensemble du Groupe vise à renforcer la diffusion des règles de conduite qui font l'intégrité et l'éthique de L'Oréal. Ces règles de conduite ont pour objet de guider les actions et les comportements, inspirer les choix et faire vivre les valeurs du Groupe dans les actes quotidiens de chacun des collaborateurs.

Qualité et sécurité des produits

La sécurité des consommateurs est pour L'Oréal une priorité absolue. La Direction Internationale d'Evaluation de la Sécurité évalue spécifiquement la sécurité des matières premières et des produits finis. Elle établit le profil toxicologique des ingrédients utilisés et la tolérance des formules avant leur mise sur le marché.
L'Oréal prolonge l'évaluation de la sécurité par un suivi des effets indésirables potentiels qui peuvent survenir lorsque le produit est sur le marché. Ceci permet de prendre si nécessaire les mesures correctives appropriées.
Face aux interrogations que la société civile peut avoir au sujet de certaines substances et de leurs effets sur la santé et l'environnement, la position de L'Oréal peut se résumer en 3 points :
- vigilance vis-à-vis de toute nouvelle donnée scientifique ;
- collaboration avec les autorités compétentes ;
- précaution conduisant à la substitution en cas de risque avéré.

Saisonnalité

Le rythme des ventes peut, dans certains cas, et pour certains produits, être lié aux conditions climatiques, par exemple les produits solaires. Les produits et les marques qui sont recherchés par les consommateurs pour des cadeaux sont tributaires d'une concentration forte de leur chiffre d'affaires en fin d'année et aux périodes des fêtes. C'est le cas notamment des parfums et de The Body Shop. Toute perturbation importante sur l'un ou l'autre de ces facteurs pourrait affecter le chiffre d'affaires de L'Oréal. L'Oréal s'efforce de pallier ces risques par la diversité et l'enrichissement de ses offres produits ainsi que par la construction des lancements et animations tout au long de l'année.

Implantation géographique et conjoncture économique

L'Oréal est présent dans plus de 130 pays, 55 % de son chiffre d'affaires est réalisé hors d'Europe de l'Ouest. Outre les risques en devises évoqués pages 46 à 48 et 72 de ce document, les perturbations politiques ou économiques des pays où le Groupe réalise une part significative de son chiffre d'affaires pourraient influer sur son activité.
Cependant, la présence très globalisée favorise l'équilibre des ventes et une compensation entre les pays et les zones géographiques. Dans les périodes de fort ralentissement économique, l'évolution du chiffre d'affaires du Groupe peut toutefois être affectée.

La fabrication des produits cosmétiques est dépendante de l'achat de matières premières dont le cours varie. Une hausse exceptionnellement forte de ces matières premières et de l'énergie sur le marché mondial peut se répercuter directement sur le prix de revient des produits et donc potentiellement sur la marge brute. Pour compenser cet effet, L'Oréal met en œuvre des efforts continus de valorisation et de productivité industrielle.

Réseau de distribution

Pour commercialiser ses produits, L'Oréal s'appuie sur des circuits de distribution indépendants, hormis un nombre limité de boutiques détenues en propre. La concentration ou la disparition de chaînes de distribution, l'évolution des réglementations en matière de distribution sélective pourraient avoir un impact sur le développement des marques du Groupe dans le ou les pays concernés. La présence des marques du Groupe dans tous les types de distribution permettrait de modérer un éventuel effet négatif.

Concurrence

Compte tenu de sa taille et du positionnement de ses marques, L'Oréal est soumis à la pression constante de concurrents locaux et internationaux dans tous les pays.
Cette concurrence est salutaire ; elle entraîne nos équipes, partout dans le monde, à donner en permanence le meilleur d'elles-mêmes au service des consommateurs et de nos marques. Dans un contexte de lutte permanente pour les meilleurs emplacements et les gammes de produits les plus attractives et les plus performantes, avec un rapport qualité-prix optimisé, gagner des parts de marché, améliorer la rentabilité de l'exploitation et donc assurer la croissance sont des enjeux constants.

Systèmes d'information

La gestion quotidienne des activités qui incluent notamment la production et la distribution, les opérations de facturation, de reporting et de consolidation ainsi que les échanges et l'accès à l'information interne, repose sur un bon fonctionnement de l'ensemble des infrastructures techniques et applications informatiques. Le risque de dysfonctionnement ou d'arrêt des systèmes pour des motifs exogènes ou endogènes ne peut être écarté. Afin de minimiser l'impact que pourrait avoir ce type d'occurrence, la Direction des Systèmes d'Information a instauré des règles strictes en matière de sauvegarde des données, de protection, d'accès, de sécurité aussi bien en ce qui concerne les matériels que les applications.

2.3.2. Risques juridiques

Propriété intellectuelle : marques et modèles

L'Oréal est propriétaire des actifs incorporels majeurs pour les sociétés du Groupe auxquelles elle concède des licences contre paiement de redevances. Ainsi, la société L'Oréal est propriétaire de la plupart de ses marques, qui constituent un actif stratégique du Groupe, notamment des 23 grandes marques internationales présentées dans son Rapport Annuel 2008, à l'exception de quelques marques qui lui ont été concédées en licence et qui sont pour la plupart exploitées par la Division des Produits de Luxe, principalement les marques *Giorgio Armani, Yves Saint Laurent, Ralph Lauren, Cacharel, Viktor & Rolf* et *Diesel*.
Le nom des marques, les produits eux-mêmes ainsi que les modèles peuvent être contrefaits par des agents économiques qui souhaiteraient s'approprier ainsi de façon illégale et illégitime les bénéfices de leur notoriété.
La protection des marques et modèles appartenant à L'Oréal fait l'objet d'une vigilance spécifique confiée à un département dédié au sein de la Direction Juridique du Groupe, qui a la responsabilité des enregistrements des marques dans tous les pays. Ce département exerce également une surveillance du marché et lance les actions nécessaires à l'encontre des contrefacteurs.
Le Groupe L'Oréal est aussi actif dans les organisations qui se sont données pour mission de lutter contre la contrefaçon et de promouvoir de bonnes pratiques commerciales. C'est le cas notamment de l'Union des Fabricants, de la Chambre de Commerce Internationale et de Business Europe.
Préalablement aux dépôts de marques et modèles, des recherches d'éventuels droits antérieurs sont réalisées. Compte tenu du grand nombre de pays dans lesquels les produits sont commercialisés ainsi que de la multiplicité des éventuels droits antérieurs dans chacun de ces pays, il ne peut être exclu que des tiers revendiquent des droits antérieurs sur certaines marques et modèles de L'Oréal.
Il s'agit là d'un risque potentiel qu'il faut citer pour être exhaustif mais dont la probabilité d'occurrence est faible compte tenu du soin qui est apporté aux recherches préalables de droits.

Propriété industrielle : brevets

La recherche et l'innovation sont les piliers historiques du développement de L'Oréal. La mobilisation des équipes de recherche de L'Oréal en a fait depuis de nombreuses années l'un des tout premiers déposants de brevets industriels dans son domaine.
Afin de protéger le Groupe contre le risque d'appropriation d'une molécule, d'un process de production ou d'un conditionnement par une autre société, L'Oréal s'est doté d'une structure spécifique, la Direction Internationale de la Propriété Industrielle au sein de la Direction Recherche et Développement, laquelle assure les dépôts, l'exploitation et la défense des brevets du Groupe dans le monde entier.

Evolution des réglementations

L'Oréal est soumis aux lois qui s'imposent à toutes les sociétés et cherche à avoir une attitude irréprochable. L'Oréal demande à ses filiales de respecter les réglementations des pays dans lesquels l'entreprise intervient. Membre actif des associations professionnelles dans les pays où notre industrie est représentée, L'Oréal participe au dialogue permanent avec les autorités nationales ou régionales en charge de la réglementation spécifique des produits de notre secteur

industriel afin de prévenir les risques liés aux changements de réglementation.

Autres risques juridiques et litiges

Dans le cadre normal de ses activités, le Groupe est impliqué dans des actions judiciaires et est soumis à des contrôles fiscaux, douaniers et administratifs. Le Groupe constitue une provision chaque fois qu'un risque est déterminé et qu'une estimation du coût lié à ce risque est possible. Nous considérons qu'il n'existe pas à ce jour de fait exceptionnel ni procédure gouvernementale, judiciaire ou d'arbitrage risquant d'affecter ou ayant récemment affecté significativement et avec une probabilité sérieuse la situation financière, le patrimoine ou l'activité de la société et du Groupe L'Oréal.
Par ailleurs, le Groupe peut faire l'objet de procédures initiées par les autorités nationales de contrôle de la concurrence, notamment dans des pays de l'Union Européenne.

2.3.3. Risques industriels et environnementaux

Afin d'améliorer l'efficacité et la productivité de ses processus industriels, L'Oréal concentre l'essentiel de ses productions sur 42 usines, spécialisées notamment par type de technologie.
Par ailleurs, les produits doivent être disponibles sur le marché à des dates fixes pour respecter les plans de lancement et les demandes des clients, ceci afin de permettre le référencement des nouvelles gammes dans un marché de cosmétiques exigeant toujours plus de réactivité. De ce fait, un arrêt majeur de production dans une unité industrielle pourrait être préjudiciable à la réalisation des objectifs commerciaux. Par ailleurs, L'Oréal est tributaire de ses fournisseurs externes pour la livraison d'emplois indispensables à la fabrication des produits finis, laquelle peut donc être perturbée par la défaillance d'un fournisseur important. Afin de prévenir ces risques, L'Oréal a établi des plans de continuité de la production dont l'objet est notamment de rechercher des solutions de substitution (par exemple : « *back up* » des fournisseurs, duplication des moules d'articles de produits stratégiques).
Pour la fabrication de ses produits, L'Oréal utilise des matières premières chimiques et le conditionnement de certains produits requiert des manipulations spécifiques. Comme pour tout processus industriel, L'Oréal est exposé à des enjeux de sécurité et d'environnement (liés par exemple à l'utilisation de machines ou d'équipements électriques pour la fabrication ou le stockage, aux manutentions pouvant provoquer des accidents corporels, au traitement des eaux usées, etc.).
Pour respecter son engagement en faveur de la protection de l'environnement, de l'amélioration des conditions de sécurité industrielle et de santé au travail, et pour atteindre des objectifs concrets, une politique Sécurité, Hygiène et Environnement (SH&E) rigoureuse a été mise en place au sein du Groupe depuis de nombreuses années.

La Direction Générale des Opérations émet des règles internes fixant les principes de la politique de L'Oréal en matière de SH&E. Un responsable SH&E est nommé dans chaque site industriel. Le Groupe L'Oréal exploite 115 sites industriels dont 3 sont classés « Seveso seuil haut ».
Dans le cadre de cette politique SH&E, le SHAP (Safety Hazard Assessment Procedure) est un programme d'analyse pour la prévention des risques fondé sur l'évaluation des risques effectuée par les collaborateurs sur le terrain, sous la responsabilité du Directeur d'usine. Ce programme contribue à identifier globalement et pour chacun des postes de travail les dangers et en évalue les risques. La méthode SHAP permet ainsi de dresser une cartographie des risques de chaque usine. Cette méthode permet d'évaluer le niveau de risques et de mettre en place les moyens de contrôle nécessaires. Généralisée à tous les sites industriels du Groupe, elle s'appuie sur le dialogue entre responsables et contribue à une amélioration collective significative de la maîtrise des risques. Cette démarche est évolutive et actualisée régulièrement en fonction de l'évolution des sites et de l'expérience sur le terrain. Des audits SH&E sont menés tous les trois ou quatre ans dans chaque usine et la cartographie du site est passée en revue dans le cadre de cet audit. En 2008, 20 usines et 43 centrales de distribution ont fait l'objet d'un audit SH&E.

2.3.4. Risques de liquidité

Le risque de liquidité du Groupe L'Oréal est géré avec pour objectif prioritaire d'assurer la continuité de ses financements et d'optimiser le coût financier de la dette.
A cet effet, le Groupe dispose de lignes de crédit confirmées auprès de plusieurs banques de premier plan pour un montant total de 2 461 millions d'euros et pour des durées de 1 à 4 ans selon les cas.
Ces lignes de crédit ne sont assorties d'aucune clause financière de conditionnalité. De plus, le Groupe fait appel de manière très régulière au marché sous la forme, en France, de billets de trésorerie ou, aux Etats-Unis, de « *Commercial Paper* » (voir note 23, pages 44 et s.).
Le Groupe L'Oréal est noté par les agences qui lui ont attribué en octobre 2008 pour Standard & Poor et en juillet 2008 pour Moody's et Fitch, respectivement les notes à court terme A1+, Prime1 et F1+ (voir également note 24.5 en page 49 du présent document).

2.3.5. Risques financiers et de marché

Les risques financiers englobent les risques de change, les risques de taux d'intérêt, les risques liés aux actions détenues, les risques sur les actifs de couverture des engagements sociaux ainsi que le risque de contrepartie et le risque lié à la dette client.

Risques de change

Du fait de sa présence internationale, L'Oréal est naturellement exposé aux variations des devises. Les fluctuations entre les principales devises peuvent donc influencer les résultats du Groupe, lors de la conversion en euros des comptes des filiales hors euros, et de ce fait rendre difficile la comparaison des performances entre deux exercices. De plus, des flux commerciaux d'achats et ventes d'articles et de produits sont réalisés entre les différents pays. L'approvisionnement des filiales se fait principalement dans la devise du pays fournisseur. Afin de limiter le risque de change, le Groupe interdit à ses filiales de spéculer sur les devises et adopte une politique prudente de couverture en fin d'année des besoins annuels de l'année suivante par des achats ou ventes à terme ou par des options. Les besoins sont établis pour l'année à venir sur la base des budgets d'exploitation de chaque filiale. Ces besoins sont ensuite réexaminés régulièrement tout au long de l'année en cours. La gestion du risque de change est centralisée par la Direction de la Trésorerie au siège (Direction des Services Financiers) pour apporter une meilleure visibilité des flux générés.
Le dispositif de couverture des risques de change est présenté au Comité d'Audit. La méthodologie de couverture et les valeurs impliquées sont détaillées dans la note 24.1 en pages 46 à 48 du présent document *Instruments dérivés et exposition aux risques de marché.*

Risques de taux d'intérêt

Pour les besoins de son développement et de sa politique d'investissements, L'Oréal a recours à des emprunts. Le Groupe se refinance principalement à taux variable.
Afin de limiter l'impact négatif de fluctuation des taux, le Groupe applique une politique de gestion non spéculative des taux en utilisant des instruments dérivés, décrits dans les notes 24.2 et 24.3 en pages 48 et 49 du présent document *Instruments dérivés et exposition aux risques de marché.*

Risques sur actions

L'Oréal n'investit pas sa trésorerie en actions. Pour L'Oréal, le principal risque sur actions réside dans sa participation dans le capital de la société Sanofi-Aventis à hauteur de 8,99 %, tel qu'il est décrit dans la note 24.6 en page 49 du présent document. Un passage significatif ou prolongé au-dessous du coût d'entrée de l'action Sanofi Aventis, exposerait potentiellement L'Oréal à déprécier son actif par le compte de résultat.

Risques sur actifs de couverture des engagements sociaux

Les actifs de couverture des engagements sociaux sont constitués de placements qui sont par nature exposés aux variations des marchés financiers. La répartition de ces actifs est encadrée par des limites de placement entre les différentes catégories visant notamment un financement équilibré entre actions et obligations. Cependant une baisse forte et durable des marchés financiers peut avoir un impact sur la valeur des portefeuilles constitués (voir note 21 en page 39 à 41 du présent document). Le Groupe adopte une politique de prudence dans le choix des assureurs et dépositaires de ces actifs.

Risque de contrepartie

Le Groupe privilégie les relations financières avec les banques de taille internationale bénéficiant des meilleures notations auprès d'agences spécialisées. Dès lors le Groupe considère être faiblement exposé au risque de contrepartie (cf. note 24.4 page 49).

Risque client

Le risque lié à la dette client peut être matérialisé par le non-recouvrement des créances du fait de difficultés de trésorerie de la clientèle ou de disparition de clients. Compte tenu de la variété et de la multiplicité des circuits de distribution au niveau mondial, le risque pour L'Oréal est disséminé et la probabilité d'occurrence d'un dommage significatif à l'échelle du Groupe reste limitée.
Au niveau des filiales, la politique du Groupe est de retenir une couverture d'assurance client dans la mesure où les conditions locales le permettent. Le montant considéré comme posant un risque de non-recouvrement et provisionné à ce titre est indiqué dans la note 17 en page 33 du présent document. Il représente moins de 2 % de la créance client brute.

2.3.6. Assurance

Politique générale d'assurance du Groupe

L'objectif de la politique d'assurance est de protéger le bilan et le compte de résultat du Groupe de la survenance de risques significatifs identifiés qui pourraient l'affecter. Ce transfert de risque s'intègre dans le processus de gestion des risques du Groupe. Cette politique est déclinée à 2 niveaux :

- au niveau central, le Groupe a négocié des programmes mondiaux d'assurances pour couvrir ses expositions principales en fonction de l'offre disponible,
- localement, les filiales doivent mettre en œuvre les couvertures d'assurances pour respecter les obligations réglementaires locales et souscrire les couvertures complémentaires aux programmes mondiaux du Groupe pour leurs expositions spécifiques.

La solvabilité financière des assureurs retenus est un critère important dans le choix du Groupe. Chaque programme souscrit par le Groupe fait appel à un pool d'assureurs. Au global, les principaux acteurs mondiaux participent à un ou plusieurs de ces programmes.

Programmes mondiaux intégrés

Responsabilité civile générale

Le Groupe a mis en place depuis plusieurs années un programme intégré englobant toutes les filiales. Ce programme couvre les conséquences pécuniaires de la responsabilité civile des entités du Groupe. Il couvre notamment la responsabilité civile exploitation, y compris pour les atteintes à l'environnement d'origine soudaine et accidentelle, la responsabilité civile du fait des produits, ainsi que les frais de retrait de produits.
Ce programme n'a jamais fait l'objet d'une sinistralité significative, ce qui traduit la très haute exigence de qualité et de sécurité du Groupe dans le pilotage de ses opérations et dans la conception et la fabrication de ses produits. La santé et la sécurité des consommateurs et des salariés est une préoccupation omniprésente à tous les niveaux des opérations du Groupe.

Dommage aux biens et perte d'exploitation

Le Groupe a mis en place un programme centralisé pour couvrir l'ensemble des biens (immobilisations et stocks) de ses filiales. Ce programme couvre également les pertes d'exploitation consécutives à un dommage matériel garanti. La limite de la garantie couvre le sinistre maximum raisonnablement envisageable compte tenu des mesures de prévention et de protection mises en place ainsi que les plans de continuité de production dans les sites industriels du Groupe.
La capacité du marché de l'assurance étant limitée pour certains types d'événement, ce programme est assorti de sous-limites globales qui concernent notamment les risques liés aux catastrophes naturelles. Ce programme est assorti d'audits Ingénierie Prévention des sites du Groupe par les services spécialisés des assureurs. Ces visites s'inscrivent dans le système sécurité du Groupe.

Transport

Le Groupe a mis en place une couverture de tous ses transports de biens. Toutes les filiales sont adhérentes à ce programme, permettant ainsi d'apporter une sécurité maximale en matière d'assurance transport à tous les flux de marchandises.

Risque crédit client

Les filiales sont invitées à mettre en place, avec l'aide et aux termes et conditions négociés par le siège, en complément de leur propre politique de crédit-management, une couverture d'assurance-crédit dans la mesure où une offre d'assurance compatible avec le niveau d'activité commerciale est disponible à des conditions financièrement acceptables. Dans une période de fort ralentissement économique, on pourrait constater sur le marché de l'assurance-crédit une contraction des engagements des grands assureurs susceptibles de réduire leur couverture des encours sur certains pays. Les polices d'assurance mises en place dans ces pays pourraient être affectées par ce mouvement.

Auto-assurance

Le Groupe, via sa filiale de réassurance, conserve à sa charge, au-delà des franchises applicables aux filiales assurées, une rétention d'un montant non significatif au niveau consolidé.

2.4. Organisation du Conseil d'Administration

Ce chapitre est traité dans le Rapport du Président du Conseil d'Administration.

Toutes les informations sur les fonctions exercées par les administrateurs ces cinq dernières années se trouvent dans le Rapport du Président, page 103 et suivantes.

2.5. Rémunérations des mandataires sociaux

2.5.1. Rémunérations des membres du Conseil d'Administration

Les dispositions retenues par le Conseil sur ce sujet en septembre 2003, au moment où le Conseil publiait pour la première fois son Règlement Intérieur, sont les suivantes :

« L'administrateur reçoit des jetons de présence dont le montant est voté par l'Assemblée Générale Ordinaire et dont la répartition est décidée par le Conseil.

Le montant des jetons de présence est réparti entre les administrateurs de la manière suivante :

- *une part égale attribuée à chacun d'entre eux, dont une partie fixe et une partie variable en fonction de l'assiduité aux réunions ;*
- *une part supplémentaire pour les membres des Comités d'études ».*

Pour 2008, le Conseil a retenu pour une année pleine : une somme forfaitaire annuelle de 30 000 € ; une somme de 5 000 € par séance du Conseil à laquelle l'administrateur assiste ; une somme de 15 000 € pour chaque administrateur membre du Comité « Stratégie et Réalisations » et une somme complémentaire de 15 000 € pour le Président de ce Comité ; une somme de 7 500 € pour chaque administrateur membre du Comité des « Rémunérations » et du Comité des « Nominations » et une somme complémentaire de 7 500 € pour le Président de chacun de ces Comités ; une somme de 20 000 € pour chaque administrateur membre du Comité d'Audit et une somme complémentaire de 20 000 € pour son Président.

C'est un montant total de 1 045 000 € qui a été distribué aux administrateurs début 2009 au titre de l'exercice 2008, pour un total de six réunions contre cinq en 2007, selon la répartition suivante :

En euros	2007 : total 5 réunions	2008 : total 6 réunions
M. Jean-Paul Agon	55 000	60 000
M. Werner Bauer	55 000	60 000
Mme Liliane Bettencourt	90 000	70 000
Mme Françoise Bettencourt Meyers	55 000	60 000
M. Peter Brabeck-Letmathe	75 000	80 000
M. Francisco Castañer Basco	90 000	95 000
M. Charles-Henri Filippi		100 000
M. Xavier Fontanet	95 000	55 000
M. Bernard Kasriel	85 000	100 000
M. Marc Ladreit de Lacharrière	55 000	55 000
M. Jean-Pierre Meyers	90 000	110 000
Sir Lindsay Owen-Jones	85 000	90 000
Mme Annette Roux	50 000	55 000
M. Louis Schweitzer	50 000	55 000

2.5.2. Rémunérations des dirigeants mandataires sociaux

Il est rappelé que le Comité des Rémunérations est, d'abord, chargé par le Conseil d'Administration d'examiner les conditions dans lesquelles les rémunérations des mandataires sociaux leur sont servies, et de lui rendre compte.

Le Comité des Rémunérations a également pour mission, de préparer pour le Conseil d'Administration, pour chaque mandataire social nommé par celui-ci, des propositions de rémunération, comportant une partie fixe et une partie variable, et des propositions d'attribution de stock-options. Celles-ci sont examinées en toute indépendance par l'ensemble du Conseil d'Administration qui délibère et statue collégialement sur chacune d'entre elles.

Le Conseil a la volonté constante d'inciter la Direction Générale autant à maximiser la performance de chaque exercice qu'à en assurer la répétition et la régularité année après année.

Afin que soient offertes aux mandataires sociaux, nommés par le Conseil, des rémunérations et des options de nature à les attirer, les motiver et les fidéliser, le Conseil est guidé dans ses réflexions par 2 principes clairs :

- la rémunération en espèces doit être modulée en fonction de leurs responsabilités effectives, et être compétitive. Elle doit dépendre, également, dans la détermination de sa part variable, pour partie de la performance de la société, du rôle qu'y prend chacun des mandataires sociaux, et pour partie de critères qualitatifs de management ;
- des stock-options doivent être attribuées à ces mandataires sociaux dans le but de les intéresser au développement à long terme de la valeur de l'entreprise et au cours de son action en Bourse, et ce, à raison de leur contribution à cette valorisation.

Dans l'appréciation de ces différents éléments de rémunération, il est fait référence à la situation de dirigeants de grandes sociétés internationales occupant une position de leader mondial et qui opèrent sur des marchés similaires.

Suivant cette approche, et au vu de ces éléments, le Comité des Rémunérations fait ses propositions au Conseil.

En début d'année, le Comité propose au Conseil le montant de la partie fixe de la rémunération des mandataires sociaux pour l'exercice en cours et statue sur l'attribution de la partie variable pour l'exercice précédent à partir de critères préalablement définis.

Concernant le Directeur Général, la partie variable, dont l'objectif cible équivaut à 100 % de la partie fixe, est déterminée :

- pour moitié en se fondant sur une analyse de la performance de l'entreprise résultant de l'examen d'importants indicateurs économiques, comme l'évolution du chiffre d'affaires comparable, des parts de marché, du résultat d'exploitation, du bénéfice net par action et du *cash-flow* ;
- et pour moitié sur une appréciation des aspects qualitatifs du management, comme la pertinence des choix stratégiques, les perspectives des produits et des marchés, les projets de la Recherche, le renouvellement des structures, la capacité de fédérer les équipes, l'image projetée de l'entreprise, ou encore la qualité de la communication.

La part variable du Président du Conseil est, quant à elle, fondée sur la réalisation des objectifs liés à sa mission telle qu'elle est décrite dans le Règlement Intérieur du Conseil, et particulièrement :

- sur sa capacité à faire vivre, de la façon la plus constructive, la séparation des fonctions entre Président et Directeur Général ;
- et sur sa participation à la performance globale de l'entreprise.

Elle peut représenter jusqu'à 75 % de la partie fixe.

Le Comité des Rémunérations formule, en même temps, des propositions d'attribution d'options pour les mandataires sociaux nommés par le Conseil.

Le 11 février 2009, le Comité des Rémunérations a formulé les propositions suivantes que le Conseil a examinées et faites siennes dans sa séance du 16 février 2009.

2.5.2.1. Rémunération du Directeur Général

Le Conseil d'Administration du 22 novembre 2007 avait arrêté la rémunération fixe du Directeur Général à 2 100 000 d'euros en base annuelle pour 2008.

Le Conseil du 16 février 2009 a examiné les conditions de réalisation des objectifs donnant lieu à l'attribution de la part variable au titre de l'année 2008, selon la méthode décrite dans ce document. Par rapport à un objectif cible de 2 100 000 d'euros (100 % du fixe), il a été décidé d'attribuer à M. Jean-Paul Agon 1 365 000 euros bruts (65 % du fixe), après examen de la réalisation des critères d'attribution décrits ci-dessus.

Pour l'année 2009, le Conseil du 16 février 2009 a arrêté la partie fixe à 2 100 000 euros bruts en base annuelle, sans changement par rapport à 2008, et reconduit l'objectif cible d'une part variable pouvant représenter 100 % de la partie fixe selon les mêmes critères d'appréciation qu'en 2008.

Le Directeur Général dispose d'une voiture de fonction et d'un chauffeur.

Le tableau récapitulatif des rémunérations du Directeur Général se présente comme suit :

M. Jean-Paul Agon		2007		2008
En euros	Montants dus	Montants versés	Montants dus	Montants versés
Rémunération fixe	2 000 000	2 000 000	2 100 000	2 100 000
Rémunération variable	2 000 000	2 000 000	1 365 000	0 (1)
Rémunération exceptionnelle	-	-	-	-
Jetons de présence	57 279	35 000 (2)	62 035	57 279 (2)
Avantages en nature				
Total	**4 057 279**	**4 035 000**	**3 527 035**	**2 157 279**

(1) A compter de 2008, le bonus de l'année n est versé en n+1.
(2) Les jetons de présence de l'année n sont versés en n+1. Ils incluent 3 000 USD au titre de L'Oréal USA.

Le tableau de synthèse des rémunérations et des options attribuées au Directeur Général se présente sous la forme suivante :

En euros	2007	2008
Rémunérations dues au titre de l'exercice	4 057 279	3 527 035
Valorisation des options attribuées au cours de l'exercice	9 058 000	0
Valorisation des actions de performance attribuées au cours de l'exercice	0	0
Total	**13 115 279**	**3 527 035**

2.5.2.2. Rémunération du Président

Le Conseil d'Administration du 22 novembre 2007 avait arrêté la rémunération fixe du Président à 2 000 000 d'euros bruts en base annuelle pour l'année 2008 pour la partie fixe, y compris les avantages en nature.

Pour l'année 2009, le Conseil du 16 février 2009 a arrêté la partie fixe à 2 000 000 d'euros bruts en base annuelle, sans changement par rapport à 2008.

Il lui a par ailleurs attribué une partie variable de 975 000 euros au titre de l'année 2008 par rapport à un objectif cible de 1 500 000 euros, soit le même pourcentage de 65 % de l'objectif cible que celui appliqué au Directeur Général. Le Conseil a ainsi accepté le souhait de Sir Lindsay Owen-Jones de rester solidaire du Directeur Général quant à l'appréciation de sa performance.

Pour l'année 2009, le Conseil a maintenu la rémunération fixe à 2 000 000 d'euros, par rapport à 2008 et reconduit l'objectif cible de part variable pouvant représenter jusqu'à 75 % de la rémunération fixe selon des critères d'appréciation inchangés.

Le Président dispose d'un secrétariat, d'une voiture de fonction et d'un chauffeur.

Le tableau récapitulatif des rémunérations du Président se présente comme suit :

Sir Lindsay Owen-Jones	2007		2008	
En euros	Montants dus	Montants versés	Montants dus	Montants versés
Rémunération fixe	1 989 873	1 989 873	1 985 450	1 985 450
Rémunération variable	1 500 000	1 500 000	975 000	0 (1)
Rémunération exceptionnelle	0	0	0	0
Jetons de présence	87 279	47 544 (2)	92 035	87 279 (2)
Avantages en nature	10 127	10 127	14 550	14 550
Total	**3 587 279**	**3 547 544**	**3 067 035**	**2 087 279**

(1) A compter de 2008 le bonus de l'année n est versé en n+1.
(2) Les jetons de présence de l'année n sont versés en n+1. Ils incluent 3 000 USD au titre de L'Oréal USA.

Le tableau de synthèse des rémunérations et des options attribuées au Président se présente sous la forme suivante :

En euros	2007	2008
Rémunérations dues au titre de l'exercice	3 587 279	3 067 035
Valorisation des options attribuées au cours de l'exercice	0	0
Valorisation des actions de performance attribuées au cours de l'exercice	0	0
Total	**3 587 279**	**3 067 035**

2.5.3. Options attribuées aux mandataires sociaux nommés par le Conseil

Les attributions d'options, pouvant encore être exercées, qui ont été consenties par le Conseil d'Administration à Sir Lindsay Owen-Jones au cours des années précédentes, sont les suivantes :

Date d'attribution	Nombre d'options non exercées	Date de 1re levée possible	Date d'expiration	Prix (en euros) d'acquisition (A) ou de souscription (S)
07.12.1999	200 000	08.12.2004	07.12.2009	61,00 (A)
05.04.2000	-	-	-	-
28.09.2000	150 000	29.09.2005	28.09.2010	83,00 (A)
07.12.2000	-	-	-	-
28.03.2001	200 000	29.03.2006	28.03.2011	79,60 (A)
18.09.2001	300 000	19.09.2006	18.09.2011	77,60 (A)
08.10.2001	-	-	-	-
26.03.2002	-	-	-	-
04.09.2002	-	-	-	-
03.12.2003	500 000	04.12.2008	03.12.2013	63,02 (S)
	500 000			71,90 (A)
24.03.2004	-	-	-	-
01.12.2004	1 000 000	02.12.2009	01.12.2014	55,54 (S)
29.06.2005	-	-	-	-
30.11.2005	700 000	01.12.2010	30.11.2015	61,37 (S)
	300 000			62,94 (A)
25.04.2006	2 000 000	26.04.2011	25.04.2016	72,60 (S)

Les attributions d'options pouvant encore être exercées, qui ont été consenties à M. Agon, depuis sa nomination en tant que mandataire social sont les suivantes :

Date d'attribution	Nombre d'options non exercées	Date de 1re levée possible	Date d'expiration	Prix (en euros) de souscription
01.12.2006	500 000	02.12.2011	01.12.2016	78,06
29.11.2007	350 000	30.11.2012	29.11.2017	91,66

Le Conseil d'Administration a décidé, dans le cadre du Plan du 30 novembre 2007, que M. Jean-Paul Agon, en tant que mandataire social, conservera sous la forme nominative, jusqu'à la cessation de ses fonctions de Directeur Général de L'Oréal, un nombre d'actions correspondant à 50 % du « solde des actions issues de la levée ».

Le « solde des actions issues de la levée » s'entendrait du nombre total d'actions issues de la levée diminué d'un nombre d'actions dont la cession est nécessaire pour financer l'exercice des options considérées et, le cas échéant, le paiement de tout impôt, immédiat ou différé, prélèvements sociaux et des frais relatifs à la levée de ces options tels qu'applicables à la date d'exercice des options. Si le nombre d'actions ainsi déterminé et devant être conservé jusqu'à la cessation des fonctions de Directeur Général de M. Jean-Paul Agon n'est pas un nombre entier d'actions, celui-ci serait arrondi au nombre entier d'actions immédiatement inférieur.

2.5.4. Options levées par les mandataires sociaux nommés par le Conseil

Aucune option n'a par ailleurs été levée en 2008 par les mandataires sociaux.

2.5.5. Contrat de travail / mandat social

Engagements pris à l'égard du Président

En réponse aux préconisations de l'Autorité des Marchés Financiers (AMF) dans le tableau n° 10 de sa recommandation, il est précisé les éléments suivants :

Sir Lindsay Owen-Jones, Président du Conseil d'Administration, ayant liquidé ses droits à la retraite en 2006, n'a plus de contrat de travail avec L'Oréal. Il ne dispose d'aucune indemnité éventuelle en cas de révocation ou de non-renouvellement de mandat.

Engagements pris à l'égard du Directeur Général

En réponse aux préconisations de l'AMF dans le tableau n° 10 de sa recommandation, il est précisé les éléments suivants :

Le Conseil d'Administration de L'Oréal a pour politique constante d'assimiler les mandataires sociaux, nommés par lui, à des cadres dirigeants pour tout élément accessoire à leur rémunération [1]. Ces mandataires sociaux relèvent, à ce titre, des mêmes régimes que les cadres dirigeants de L'Oréal, notamment en matière de retraite et de prévoyance. Le Conseil se tient régulièrement informé de ces régimes.

Les engagements en matière de retraite [2] et de prévoyance [3] dont bénéficie M. Jean-Paul Agon en raison de son assimilation à un Cadre Dirigeant pendant la durée de son mandat et qui ont été soumis à l'Assemblée Générale du 24 avril 2007 restent pleinement en vigueur et n'ont pas à être soumis à des conditions de performance ni à être réitérés en application du dernier alinéa de l'article L 225-42-1 du Code de commerce. Ces engagements sont présentés en détail dans le *Rapport spécial des Commissaires aux Comptes*.

En outre, le Conseil d'Administration du 13 février 2008 a autorisé la conclusion d'une convention avec M. Jean-Paul Agon prévoyant que :

- En cas de révocation ou de non-renouvellement de son mandat social, hormis pour faute grave ou lourde et hors démission ou départ à la retraite, M. Jean-Paul Agon bénéficiera d'une indemnité de cessation de son mandat social, plafonnée à 12 mois de la dernière rémunération fixe perçue au titre du mandat social, sous réserve de la réalisation de conditions de performance définies, conformément aux dispositions légales.
  Cette indemnité se cumule, le cas échéant, avec l'indemnité de licenciement à laquelle il aurait droit au titre de son contrat de travail rétabli, étant entendu que le cumul des deux indemnités serait alors sensiblement inférieur à la préconisation AFEP-MEDEF des deux ans maximum de rémunération fixe + variable.
- En cas de mise à la retraite ou de départ volontaire à la retraite intervenant au moment de la cessation de son mandat social ou postérieurement, M. Jean-Paul Agon bénéficiera d'une indemnité de départ ou de mise à la retraite déterminée selon les mêmes modalités que celles applicables à un Cadre Dirigeant de L'Oréal [4].
  Cette indemnité sera calculée sur la base de la rémunération fixe et variable acquise en tant que mandataire social et de l'ancienneté totale acquise au titre du contrat de travail et du mandat social, et sous réserve de la réalisation de conditions de performance définies, conformément aux dispositions légales.
  Cette indemnité ne pourra être inférieure à l'indemnité de départ ou de mise à la retraite à laquelle il aurait droit au titre de son contrat de travail rétabli et ne se cumulera pas avec celle-ci.

Les conditions de performances arrêtées par le Conseil d'Administration du 13 février 2008 prennent en compte pour moitié, l'évolution de la croissance du chiffre d'affaires de L'Oréal par rapport au marché et pour moitié, l'évolution du bénéfice net par action (résultat net par action, dilué, hors éléments non récurrents, part du Groupe).

Ces engagements ont été soumis à l'approbation de l'Assemblée Générale du 22 avril 2008 et ont été présentés en détail dans le *Rapport spécial des Commissaires aux Comptes*. L'autorisation par le Conseil d'Administration et l'approbation par l'Assemblée Générale de cet engagement seront requises à chaque renouvellement du mandat de Directeur Général de M. Jean-Paul Agon.

Aucune autre indemnité de non-concurrence n'est prévue à ce jour au titre du mandat social, autre que les modalités de la clause de non-concurrence insérée dans le contrat de travail suspendu et conforme à celle en vigueur pour les autres membres du Comité de Direction du Groupe.

Il est précisé que le cumul des indemnités de départ du contrat de travail et du mandat social avec les éventuelles indemnités dues au titre de la clause de non-concurrence, donne un montant total d'indemnités de l'ordre de 24 mois de la rémunération fixe plus variable du mandat social.

Le Conseil d'Administration n'a pris, à l'égard du Directeur Général, aucun autre engagement spécifique qu'il a nommé que ceux qui viennent d'être précisés.

Enfin, conformément aux recommandations AFEP-MEDEF, le Conseil d'Administration se prononcera, au moment du renouvellement du mandat de M. Jean-Paul Agon en 2010, sur le sort de son contrat de travail actuellement suspendu.

(1) *Cf. § 3.6.5.2 du Règlement Intérieur du Conseil d'Administration, page 130.*

(2) *Voir modalités de la « Garantie de Retraite des Membres du Comité de Conjoncture », page 93.*

(3) *Voir Régime de Prévoyance, page 94.*

(4) *Voir indemnité de départ à la retraite, page 93.*

2.5.6. Etat récapitulatif des opérations réalisées en 2008 sur les titres L'Oréal par les mandataires sociaux

(Article 223-26 du Réglement général de l'Autorité des Marchés Financiers)

Personne concernée	Date de l'opération	Nature de l'opération	Prix unitaire	Montant total
Peter Brabeck-Letmathe, Vice-Président	28 avril 2008	Acquisition d'actions	75,568 €	1 133 520 €
Peter Brabeck-Letmathe, Vice-Président	30 avril 2008	Acquisition d'actions	76,7145 €	874 545,30 €
Francisco Castañer Basco, Administrateur	10 mars 2008	Acquisition d'actions	78,08 €	156 160 €
Xavier Fontanet, Administrateur	19 juin 2008	Acquisition d'actions	72,52 €	72 520 €
	19 juin 2008	Cession d'actions	71,908 €	71 908 €
	17 décembre 2008	Acquisition d'actions	61,915 €	61 915 €
	17 décembre 2008	Cession d'actions	61,915 €	61 915 €
Société Fimalac, Personne morale liée à Marc Ladreit de Lacharrière, Administrateur	19 septembre 2008	Cession de calls	4,6357 €	891 023,26 €

2.6. Informations concernant le capital social

2.6.1. Conditions statutaires auxquelles sont soumises les modifications du capital et des droits sociaux

Aucune.

2.6.2. Capital émis et capital autorisé non émis

Le capital social s'élève à 120 483 162,00 € au 31 décembre 2008 ; il est divisé en 602 415 810 actions de 0,20 € de valeur nominale, toutes de même catégorie et portant même jouissance.

Le tableau ci-après récapitule (notamment en application des articles L. 225-129-1 et L. 225-129-2 du Code de commerce) les délégations en cours de validité accordées par l'Assemblée Générale des actionnaires au Conseil d'Administration portant sur le capital, fait apparaître l'utilisation faite de ces délégations au cours de l'exercice et présente les autorisations dont le vote est proposé à l'Assemblée Générale des actionnaires du 16 avril 2009.

	Autorisations en cours				Autorisations proposées à l'Assemblée Générale du 16 avril 2009		
Nature de la délégation	Date de l'Assemblée Générale (n° de résolution)	Durée (date d'expiration)	Montant maximum autorisé	Utilisation au cours de l'exercice 2008	Numéro de résolution	Durée	Plafond maximum
Augmentation du capital social							
Augmentation du capital par émission d'actions avec maintien du droit préférentiel de souscription ou par incorporation de primes, réserves, bénéfices ou autres	24 avril 2007 (8°)	26 mois (24 juin 2009)	Porter le capital social à 185 000 000 €	Néant	11	26 mois (16 juin 2011)	Porter le capital social à 175 000 000 €
Augmentation du capital social réservée aux salariés	24 avril 2007 (11°)	26 mois (24 juin 2009)	1 % du capital à la date de l'Assemblée Générale (soit un maximum de 6 261 269 actions)	Néant	14	26 mois (16 juin 2011)	1 % du capital à la date de l'Assemblée Générale (soit à titre indicatif un maximum de 5 984 452 actions au 16 février 2009)
Rachat par la société de ses propres actions							
Achat par la société de ses propres actions (prix maximum d'achat autorisé : 130 €)	22 avril 2008 (7°)	18 mois (22 octobre 2009)	10 % du capital social à la date de réalisation des achats (soit à titre indicatif 59 844 521 actions au 16 février 2009)	6 433 000 actions pour 438,0 M€ (Capital auto-détenu au 31 décembre 2008 : 3,20 % du capital social)	10	18 mois	10 % du capital social à la date de réalisation des achats (soit à titre indicatif 59 844 521 actions au 16 février 2009)
Réduction du capital social par annulation d'actions							
Annulation d'actions acquises par la société dans le cadre de l'article L.225-209 du Code de commerce	22 avril 2008 (8°)	26 mois (22 juin 2010)	10 % du capital social au jour de l'annulation par périodes de 24 mois	8 073 000 actions (soit 1,32 % du capital l'opération)		Néant	
Annulation d'actions acquises par la société dans le cadre de l'article L.225-208 du Code de commerce	22 avril 2008 (8°)	26 mois (22 juin 2010)	500 000 actions	337 400 actions		Néant	
Stock-options et attributions gratuites							
Attribution de Stock-options d'achat ou de souscription d'actions (prix d'exercice sans décote)	24 avril 2007 (9°)	26 mois (24 juin 2009)	2 % du capital social au jour de la décision d'attribution	Néant	12	26 mois (16 juin 2011)	2 % du capital social au jour de la décision d'attribution
Attribution gratuite aux salariés d'actions existantes ou à émettre	24 avril 2007 (10°)	26 mois (24 juin 2009)	0,2 % du capital social au jour de la décision d'attribution	Néant	13	26 mois (16 juin 2011)	0,2 % du capital social au jour de la décision d'attribution

Au 31 décembre 2008, 23 915 300 options de souscription étaient attribuées (dont 19 961 800 attribuées dans le cadre d'autorisations précédentes à celle votée par l'Assemblée Générale du 24 avril 2007). Toutes ces options sont exerçables à raison d'une action nouvelle par option, et sont donc susceptibles d'entraîner la création d'un nombre égal d'actions. De sorte que le capital potentiel de la société s'élève à 125 266 222,00 €, divisé en 626 331 110 actions de 0,20 € de valeur nominale.

Il n'existe pas de titres émis par la société donnant accès indirectement au capital.

2.6.3. Historique des variations du capital au cours des cinq dernières années

Date *(En euros)*	Nature de l'opération	Montant de la variation du capital	Prime d'émission, d'apport ou de fusion	Montant du capital à l'issue de l'opération	Nombre d'actions créées ou annulées	Nombre d'actions après l'opération
31.12.2003	-	-	-	135 212 432	-	676 062 160
29.04.2004	Fusion-absorption de Gesparal	72 808 580	907 375 804,00	208 021 012	364 042 900	1 040 105 060
	Annulation des actions préalablement détenues par Gesparal	- 72 808 580	-907 312 807,00	135 212 432	- 364 042 900	676 062 160
26.04.2005	Annulation d'actions	- 3 460 000	-	131 752 432	- 17 300 000	658 762 160
27.04 au 31.12.2005	Levées d'options de souscription	1 500	433 750,00	131 753 932	7 500	658 769 660
01.01 au 24.04.2006	Levées d'options de souscription	5 600	1 683 395,00	131 759 532	28 000	658 797 660
25.04.2006	Annulation d'actions	- 3 845 850	-	127 913 682	- 19 229 250	639 568 410
26.04 au 31.12.2006	Levées d'options de souscription	9 600	2 906 710,00	127 923 282	48 000	639 616 410
01.01 au 14.02.2007	Levées d'options de souscription	250	78 525,00	127 923 532	1 250	639 617 660
14.02.2007	Annulation d'actions	- 2 698 150	-	125 225 382	- 13 490 750	626 126 910
15.02 au 30.08.2007	Levées d'options de souscription	11 290	3 516 221,50	125 236 672	56 450	626 183 360
30.08.2007	Annulation d'actions	- 1 645 020	-	123 591 652	- 8 225 100	617 958 260
31.08 au 31.12.2007	Levées d'options de souscription	3 470	1 090 637,00	123 595 122	17 350	617 975 610
13.02.2008	Annulation d'actions	- 1 437 400	-	122 157 722	- 7 187 000	610 788 610
14.02 au 27.08.2008	Levées d'options de souscription	6 920	2 087 532,00	122 164 642	34 600	610 823 210
28.08.2008	Annulation d'actions	- 1 682 080	-	120 482 562	- 8 410 400	602 412 810
29.08 au 31.12.2008	Levées d'options de souscription	600	185 572,50	120 483 162	3 000	602 415 810

2.6.4. Personnes physiques ou morales exerçant, à la connaissance de la société, un contrôle sur elle

La Famille Bettencourt, d'une part, et Nestlé SA, d'autre part, sont actionnaires de la société et ont déclaré agir de concert (voir ci-après *« Evolution de la répartition du capital et des droits de vote »* et *« Accords d'actionnaires portant sur les titres composant le capital de la société »*).

2.6.5. Evolution de la répartition du capital et des droits de vote au cours des trois dernières années

Au cours des trois dernières années, la répartition du capital et des droits de vote a évolué de la manière suivante :

	31.12.2006				31.12.2007				31.12.2008			
	Nombre d'actions	% du capital	% des droits de vote (2)	% des droits de vote (3)	Nombre d'actions	% du capital	% des droits de vote (2)	% des droits de vote (3)	Nombre d'actions	% du capital	% des droits de vote (2)	% des droits de vote (3)
Famille Bettencourt (1)	185 661 879	29,03 %	29,03 %	30,65 %	185 661 879	30,04 %	30,04 %	31,19 %	185 661 879	30,82 %	30,82 %	31,84 %
Nestlé SA (1)	178 381 021	27,89 %	27,89 %	29,45 %	178 381 021	28,87 %	28,87 %	29,96 %	178 381 021	29,61 %	29,61 %	30,59 %
Public	241 679 210	37,78 %	37,78 %	39,90 %	231 267 773	37,42 %	37,42 %	38,85 %	219 097 568	36,37 %	36,37 %	37,57 %
Actions auto-détenues	33 894 300	5,30 %			22 664 937	3,67 %			19 275 342	3,20 %		

(1) La Famille Bettencourt et Nestlé SA agissent de concert (voir ci-après « Accords d'actionnaires portant sur les titres composant le capital de la société »).
(2) Calculés conformément à l'article 223-16 du Règlement général de l'Autorité des Marchés Financiers.
(3) Aux Assemblées générales : il est rappelé que, statutairement, chaque action donne droit à une voix dans les Assemblées générales d'actionnaires, et que, de par la loi, les actions auto-détenues sont dépourvues de droits de vote.

A la connaissance de la Société, au 31 décembre 2008, les membres du Comité de Direction détenaient moins de 1 % du capital.

Le nombre d'actions détenues par chacun des membres du Conseil d'Administration figure dans l'annexe du Rapport de Gestion à la rubrique «Les informations sur les mandataires sociaux».

La société est autorisée à opérer en bourse ou autrement sur ses propres actions conformément aux articles L. 225-209 et suivants du Code de commerce, dans les limites et selon les finalités définies par les autorisations qui lui sont conférées par son Assemblée Générale. Au 31 décembre 2008, la société détenait à ce titre 19 275 342 de ses propres actions, qui, évaluées à leurs cours d'achat, représentaient 1 410,4 M€, dont :

- 15 467 342 (2,57 % du capital) affectées à la couverture des plans existants d'options d'achat d'actions attribuées à des salariés et mandataires sociaux des sociétés du Groupe ;
- 3 808 000 (0,63 % du capital) destinées à être annulées.

2.6.6. Participation des salariés dans le capital

La participation du personnel de la société et des sociétés qui lui sont liées, par le biais du Plan d'Epargne d'Entreprise, s'établit, au 31 décembre 2008, à 3 870 953 actions, soit 0,64 % du capital.

2.6.7. Franchissements de seuils déclarés à la société

Au cours de l'exercice 2008 la société n'a été avisée d'aucun franchissement de seuils légaux de détention de ses actions ou de ses droits de vote.
Par ailleurs, le 26 septembre 2008, Crédit Agricole Asset Management a informé L'Oréal qu'il avait, le 23 septembre 2008, franchi à la baisse le seuil statutaire de 1 % et a déclaré détenir 0,99 % du capital et des droits de vote.

2.6.8. Accords d'actionnaires portant sur les titres composant le capital de la société

La société n'a pas connaissance d'autres accords d'actionnaires portant sur les titres composant son capital que celui décrit ci-dessous.

Un protocole d'accord a été signé le 3 février 2004 entre, d'une part Madame Liliane Bettencourt et sa famille, et d'autre part Nestlé, prévoyant la fusion absorption de Gesparal par L'Oréal et contenant en outre les clauses suivantes :

2.6.8.1. Clauses relatives à la gestion des actions détenues dans le capital de L'Oréal

Clause de plafonnement

Les parties se sont engagées à ne pas augmenter directement ou indirectement leurs participations en capital ou en droits de vote dans L'Oréal, par quelque moyen que ce soit, pendant une durée minimum de trois ans à compter du 29 avril 2004, et en tout état de cause pas avant six mois après le décès de Madame Bettencourt.

Clause d'incessibilité

Les parties se sont engagées à ne pas céder leurs actions L'Oréal en totalité ou en partie directement ou indirectement, pendant une durée de cinq ans à compter du 29 avril 2004,

Exceptions aux engagements de plafonnement et d'incessibilité

a) L'engagement de plafonnement ne s'applique pas si l'augmentation de la participation résulte d'une réduction du nombre d'actions ou de droits de vote de L'Oréal, de l'acquisition par la société de ses propres actions, ou de la suspension ou suppression des droits de vote d'un actionnaire.

b) Les engagements de plafonnement et d'incessibilité cessent d'être applicables dans le cas d'une offre publique sur les actions L'Oréal, à compter de la publication de l'avis de recevabilité et jusqu'au lendemain de la publication de l'avis de résultat.

c) En cas d'augmentation du capital social de L'Oréal, les parties peuvent, à condition que l'autre partie ait voté en faveur de l'augmentation de capital, acquérir des actions ou souscrire de nouvelles actions, afin de maintenir leur participation au quantum existant avant ladite opération.

d) Les parties sont libres de procéder à des transferts d'actions L'Oréal en faveur, pour les personnes physiques, d'un ascendant, descendant ou conjoint sous forme de donation et pour les personnes physiques ou morales en faveur de toute société dont la personne procédant au transfert détiendrait plus de 90 % du capital ou des droits de vote.

Clause de préemption

Les parties se sont consenties réciproquement un droit de préemption sur les actions L'Oréal qu'elles détiennent depuis la fusion et qu'elles détiendront ultérieurement.

Ce droit de préemption entrera en vigueur à l'expiration de la clause d'incessibilité pour une durée de cinq années ; par exception, il entrera en vigueur avant l'expiration de la période d'incessibilité en cas d'offre publique sur les actions L'Oréal pour une durée débutant le jour de l'avis de recevabilité et, se terminant le lendemain de la publication de l'avis de résultat.

Absence de concert avec un tiers

Les parties se sont interdites pendant une durée de dix années, à compter de la date d'effet de la fusion, de conclure avec un tiers un accord ou un concert relatif aux actions composant le capital social de L'Oréal.

La violation de cet engagement ouvre droit, au profit de l'autre partie, à l'exercice du droit de préemption sur la participation détenue par la partie auteur de la violation, pour un prix par action égal à la moyenne des trente derniers cours de bourse, avant la notification d'exercice du droit de préemption.

2.6.8.2. Conseil d'Administration

Le Protocole ne prévoyait aucune modification du Conseil d'Administration par rapport à sa composition à la date de sa signature, mais l'engagement de vote des parties en faveur de la désignation en qualité d'administrateurs de trois membres proposés par l'autre partie.

La Famille Bettencourt et Nestlé se sont également engagées à voter en faveur de la désignation de deux Vice-Présidents du Conseil d'Administration, l'un proposé par la Famille Bettencourt, l'autre proposé par Nestlé.

Les parties ont prévu la création d'un comité au sein du Conseil d'Administration de L'Oréal dénommé : *«Stratégie et Réalisations»* qui compte six membres, est présidé par le Président du Conseil d'Administration de L'Oréal et est composé de deux membres proposés par la Famille Bettencourt, deux proposés par Nestlé et d'un autre administrateur indépendant. Il se réunit six fois par an.

2.6.8.3. Durée

Sauf stipulations contraires, le Protocole restera en vigueur pour une durée de cinq années à compter du 29 avril 2004, et en tout état de cause, jusqu'à l'expiration d'une période de six mois après le décès de Madame Bettencourt.

2.6.8.4. Action de concert entre les parties

Les parties ont déclaré agir de concert pour une durée de cinq ans à compter du 29 avril 2004.

2.6.9. Rachat par la société de ses propres actions

2.6.9.1. Renseignements concernant les rachats opérés au cours de l'exercice 2008

Au cours de l'exercice 2008, la Société a procédé au rachat de 12 787 000 de ses propres actions pour un montant de 943,4 millions d'euros, soit un prix d'achat moyen par action de 73,78 euros.

Ces rachats ont tous été réalisés directement par la société, sans être délégués à un prestataire de services d'investissement, ni avoir donné lieu à l'utilisation d'instruments dérivés. Ils ont généré 1 543 471,65 € de frais de négociation T.T.C.

Le tableau ci-dessous récapitule les opérations effectuées dans ce cadre, et l'utilisation faite des titres rachetés par finalité :

Date de l'autorisation de l'Assemblée Générale	24 avril 2007 (7e résolution)	22 avril 2008 (7e résolution)
Date d'expiration de l'autorisation	23 octobre 2008	21 octobre 2009
Plafond des rachats autorisés	10 % du capital au 14/02/2007, soit 62 612 691 actions, pour un montant maximum de 7 500 millions d'euros	10 % du capital à la date des rachats (soit au 13/02/2008 : 61 078 861 actions), pour un montant maximum de 7 900 millions d'euros
Prix d'achat maximum par action	120 euros	130 euros
Finalités autorisées	Annulation ; Options d'achat ; Attribution gratuite ; Liquidité et animation du marché ; Croissance externe	Annulation ; Options d'achat ; Attribution gratuite ; Liquidité et animation du marché ; Croissance externe
Conseil d'Administration ayant décidé les rachats (montant maximum)	27 juin 2007 (1 250 millions d'euros)	19 juin 2008 (1 250 millions d'euros)
Finalité des rachats	Annulation et/ou attribution aux salariés et mandataires sociaux	Annulation
Période des rachats opérés	1er janvier – 17 juin 2008	20 juin – 31 décembre 2008
Nombre de titres rachetés	6 354 000	6 433 000
Prix d'achat moyen par action	79,55 euros	68,08 euros
Utilisation des titres rachetés	Annulation : 6 354 000[1] Autre : néant	Annulation : 2 625 000[2] Autre : néant

(1) 906 000 actions annulées par le Conseil d'Administration du 13 février 2008, et 5 448 000 actions annulées par le Conseil d'Administration du 28 août 2008.
(2) Conseil d'Administration du 28 août 2008.

2.6.9.2. Opérations réalisées par L'Oréal sur ses propres titres en 2008

Pourcentage de capital auto-détenu de manière directe et indirecte au 31 décembre 2008 dont :	3,20 %
- adossé à des plans existants d'options d'achat d'actions	2,57 %
- destiné à être annulé	0,63 %
Nombre d'actions annulées au cours des 24 derniers mois :	37 313 250
Nombre de titres détenus en portefeuille :	19 275 342
Valeur nette comptable du portefeuille au 31.12.2008 :	1 204,1 M€(*)
Valeur de marché du portefeuille au 31.12.2008 :	1 200,9 M€

(*) Après provision.

	Flux bruts cumulés	
	Achats	Ventes/Transferts (*)
Nombre de titres	12 787 000	579 195
Cours moyen de la transaction	73,78 €	
Prix d'exercice moyen		55,04 €
Montants	943,4 M€	31,9 M€

(*) Exclusivement levées d'options d'achat d'actions consenties à des salariés de sociétés du Groupe.

Il n'a pas été fait usage de produits dérivés pour procéder aux rachats d'actions. Il n'existe pas de position ouverte ni à l'achat ni à la vente au 31 décembre 2008.

2.6.9.3. Renouvellement par l'Assemblée Générale de l'autorisation donnée au Conseil d'opérer sur les actions de la société

Par le vote d'une nouvelle résolution, l'Assemblée pourrait donner au Conseil d'Administration les moyens lui permettant de poursuivre sa politique de rachat.

Cette autorisation serait donnée pour une période maximale de 18 mois à compter de la date de la présente Assemblée et le prix d'achat par action ne pourrait pas être supérieur à 130 €.

La société pourrait acheter ses propres actions en vue de :

- leur annulation ;
- leur attribution aux salariés et mandataires sociaux ;
- l'animation du marché ;
- leur conservation et remise ultérieure en paiement dans le cadre d'opérations de croissance externe.

L'autorisation porterait sur un maximum de 10 % du capital pour un montant maximum de 7 779,8 millions d'euros, étant entendu que la société ne pourra à aucun moment détenir plus de 10 % de son propre capital. Compte tenu des actions auto-détenues au 16 février 2009* représentant 2,56 % du capital, soit 15 304 742 actions, le pourcentage maximum de rachat réalisable à cette date est de 7,44 %, soit, compte tenu du prix maximum de rachat de 130 euros par action, 5 788,1 millions d'euros.

Les opérations d'achat réalisées dans le cadre de cette autorisation pourraient être effectuées par tous moyens, sur le marché ou hors marché et, notamment, en tout ou partie par transactions sur blocs de titres ou utilisation d'instruments dérivés.

2.7. Informations sociales et environnementales

2.7.1. Relations humaines

Notre ambition est de faire de L'Oréal l'employeur préféré dans tous les pays où le Groupe est implanté. Pour cela, nous cherchons à attirer les meilleurs talents et créer un lien fort avec chaque collaborateur, basé sur une vision à long terme de leur carrière. Alors que les évolutions démographiques rendent le marché du travail plus compétitif, les équipes Ressources Humaines de L'Oréal ont plus que jamais pour mission de renforcer l'expertise, développer le potentiel, promouvoir et fidéliser les talents du futur pour nourrir une croissance durable. Elles ont aussi pour mission d'accompagner les Divisions dans leurs projets de développement et d'évolution de leurs organisations, dans le respect des valeurs sociales de L'Oréal, avec un souci permanent des intérêts de chaque collaborateur.

** Le Conseil ayant décidé l'annulation de 3 970 600 actions.*

2.7.2. Informations sociales L'Oréal S.A.

2.7.2.1. Effectifs et embauches

Effectif total au 31.12.2008

L'effectif total de L'Oréal était de 5 818 personnes au 31 décembre 2008. L'Oréal a effectué 316 embauches à durée indéterminée, 378 embauches à durée déterminée et 160 embauches de contrats en alternance (102 contrats d'apprentissage et 58 contrats de professionnalisation). A ceci, s'ajoutent 342 personnes occasionnellement embauchées pendant la période de vacances ou pour une saison.

Année 2008	Hommes	Femmes	Ensemble
Cadres	1 284	1 491	2 775
Agents de maîtrise et techniciens	464	1 630	2 094
Employés	133	230	363
Ouvriers	184	99	283
VRP	185	118	303
Total	**2 250**	**3 568**	**5 818**

Pour information, l'effectif total du Groupe (périmètre de consolidation mondiale) était au 31 décembre 2008 de 67 662 salariés. Voir détail des Ressources Humaines pages 94 à 97 du tome 1.

Difficultés de Recrutement

L'Oréal ne rencontre pas de difficultés en matière de recrutement, que ce soit pour les cadres ou les autres catégories de personnel.

Licenciement

En 2008, il n'y a pas eu de licenciement à caractère économique.

Sur un effectif total de 5 818 personnes, il y a eu 42 licenciements pour un motif inhérent à la personne dont 7 licenciements pour inaptitude physique.

Recours aux heures supplémentaires

L'Oréal a peu recours aux heures supplémentaires. Le nombre total d'heures supplémentaires payées en 2008 a été de 31 548 heures pour un montant brut de 614 334 €, représentant l'équivalent de 19,9 personnes, soit 0,34 % de l'effectif total.

Recours à l'intérim

L'intérim à L'Oréal représente en moyenne 2,74 % de l'effectif, pour un nombre moyen mensuel de 160 travailleurs temporaires et une durée moyenne des contrats de 9 jours.

Informations relatives aux plans de réduction des effectifs et de sauvegarde de l'emploi, aux efforts de reclassement, aux réembauches et aux mesures d'accompagnement.

Il n'y a pas eu à L'Oréal de plan de réduction des effectifs en 2008.

2.7.2.2. Organisation du travail

L'Oréal applique la Convention Collective Nationale des Industries Chimiques ainsi que plusieurs accords d'entreprise dont le dernier, en date du 30 juin 2000, a été conclu en application de la loi sur l'aménagement et la réduction du temps de travail.

Horaires

L'horaire hebdomadaire moyen affiché pour tous les salariés à temps plein est de 35 heures, sauf pour les cadres au forfait jours par an.

Durée du travail des salariés à temps partiel

Les collaborateurs qui ont fait le choix de travailler à temps partiel se trouvent dans toutes les catégories. Sur un effectif de 497 collaborateurs à temps partiel, la grande majorité travaille à 4/5ème, principalement dans le cadre de congés parentaux ou d'absences le mercredi.

Absentéisme par motif

Motifs d'absentéisme	Nb jours ouvrés d'absences	Nb jours ouvrés normalement travaillés	% d'absentéisme
Maladie	32 478	1 444 195	2,25 %
Accident de travail/ trajet - maladie professionnelle	2 188	1 444 195	0,15 %
Maternité - adoption	19 402	1 444 195	1,34 %
Evénements familiaux	7 209	1 444 195	0,50 %
Autres absences	355	1 444 195	0,03 %
Total	**61 632**	**1 444 195**	**4,27 %**

Pourcentage d'absentéisme :

$$\frac{\text{Nombre de jours ouvrés d'absence subie x 100}}{\text{Nombre de jours normalement travaillés ou chômés}}$$

2.7.2.3. Rémunération : évolution et égalité professionnelle

Rémunération mensuelle moyenne

Rémunération mensuelle moyenne des continûment présents

Il s'agit des salariés (hors dirigeants) en CDI, présents deux années consécutives.

Les salariés ayant changé de catégorie sont comparés dans la catégorie à laquelle ils appartiennent la deuxième année.

En euros	2007			2008			
	Hommes	Femmes	Ensemble	Hommes	Femmes	Ensemble	Evolution
Cadres	5 610	4 649	5 089	5 933	4 938	5 394	5,99 %
Agents de maîtrise et techniciens	2 706	2 701	2 702	2 862	2 844	2 848	5,40 %
Employés	2 065	1 937	1 985	2 171	2 039	2 089	5,24 %
Ouvriers	2 207	2 158	2 190	2 405	2 285	2 364	7,95 %
VRP	3 844	3 320	3 649	4 004	3 497	3 815	4,55 %

Charges patronales

Le montant annuel des charges patronales en 2008 s'élève à 138 837 891 euros.

Application du titre IV du livre IV du Code du travail : intéressement et participation

Intéressement

L'intéressement est un dispositif prévu par la loi mais à caractère facultatif. Il a été mis en place dans le cadre d'un accord de Groupe en France dès 1988 et renouvelé en 2006. Son montant est proportionnel au résultat courant avant impôt corrigé des éléments exceptionnels et pondéré par le rapport salaire/valeur ajoutée.

L'intéressement est disponible immédiatement, mais il peut être bloqué 5 ans dans le Plan d'Epargne d'Entreprise et bénéficier en contrepartie d'une exonération fiscale.

Evolution de l'intéressement en France pour l'ensemble des sociétés concernées :

En milliers d'euros	2005	2006	2007
	84 935	89 141	94 986
Dont la Société L'Oréal	45 573	48 137	51 766

Pour un salaire annuel brut de :	L'intéressement 2007 brut versé en 2008 a représenté :
25 000 euros	6 178 euros soit 2,96 mois
32 000 euros	7 001 euros soit 2,63 mois
45 000 euros	8 531 euros soit 2,27 mois
60 000 euros	10 295 euros soit 2,06 mois

Participation

La participation est un dispositif obligatoire en France, institué en 1968, pour toutes les entreprises de plus de 50 salariés réalisant un bénéfice. L'accord de participation a été renouvelé en juin 2006.

L'Oréal a apporté des aménagements favorables à la formule légale :

- Il s'agit d'un accord de Groupe : tous les salariés des sociétés signataires de cet accord, quels que soient leur secteur d'activité et leur résultat, perçoivent la même participation ;
- Il prévoit d'ajouter au bénéfice fiscal des redevances de concession de brevets, d'inventions et de procédés techniques mis au point en France, ce qui crée une relation directe avec le développement international du Groupe ;
- Des dispositions permettent de limiter les conséquences d'événements exceptionnels sur la détermination de la participation.

Evolution de la participation en France pour l'ensemble des sociétés concernées :

En milliers d'euros	2005	2006	2007
	27 881	31 211	34 872
Dont la société mère	15 386	17 292	19 489

La participation 2007 versée en 2008 a représenté l'équivalent de 0,78 mois de salaire.

Plan épargne entreprise et fonds L'Oréal

L'Oréal propose une diversité de fonds offrant une grande liberté de choix aux collaborateurs. Il est en effet possible :

- de placer la participation dans un Compte Courant Bloqué rémunéré par L'Oréal au taux moyen de rendement des obligations des sociétés privées (TMOP) selon l'article R442-12 du Code du travail ;
- de placer, depuis 2004, la participation dans un plan d'épargne retraite collectif (PERCO) et de bénéficier d'un abondement de + 50 % ;

- de placer la participation et l'intéressement dans un plan épargne entreprise composé de sept fonds communs de placement présentant un large éventail de possibilités et une grande souplesse d'utilisation. Cinq fonds sont diversifiés (monétaires, obligations, actions, titres français et internationaux, etc.) et trois sont des fonds constitués à 100 % d'actions L'Oréal. L'un peut recevoir exclusivement l'intéressement et il est abondé de + 25 %. Un autre peut recevoir, dans le cadre de l'accord des 35 heures, le versement volontaire de la contrevaleur de jours travaillés et il est abondé de +100 %.

En 2008, il a été investi par les salariés de L'Oréal en France dans les deux fonds composés à 100 % d'actions L'Oréal, « L'Oréal Intéressement » et « L'Oréal à Versements Personnels Protégés », respectivement, les montants nets de CSG et CRDS suivants, 33 578 072 € et 1 467 615 €. Ces versements ont été abondés de 8 994 408,90 € et 1 439 973,71 €, ce qui au cours d'ouverture de l'action L'Oréal le jour de chacun de ces abondements, 75,52 € le 30 avril 2008 pour « L'Oréal Intéressement » et 78,85 € le 29 février 2008 pour « L'Oréal à Versements Personnels Protégés », représente l'équivalent de 137 361 actions de L'Oréal. Comme le montant total net de l'intéressement réparti en 2008 est de 88 877 772 €, ce sont donc près de 300 000 actions que L'Oréal a proposées gratuitement, en France en 2008 à ses salariés, sous la forme de cet abondement.

Plan épargne entreprise et compte courant bloqué en cours pour l'ensemble des sociétés concernées :

En milliers d'euros	2005	2006	2007	2008
PEE et compte courant bloqué	438 550	514 112	620 743	496 447

Au 31 décembre 2008, 51 % de l'épargne salariale des collaborateurs de L'Oréal est investie en actions L'Oréal, et 9 874 salariés du Groupe en France sont actionnaires de L'Oréal au travers de leur épargne salariale.

Intéressement mondial

Application du titre IV du livre IV du Code du travail : intéressement et participation

Depuis 2001, L'Oréal a mis en place, hors France, un programme d'intéressement mondial lié aux résultats économiques des filiales (WPS – Worldwide Profit Sharing program).

Le respect des principes du programme est assuré par un Comité de Coordination Corporate, tandis que sa mise en place est effectuée localement.

Dans le cadre du WPS 2007, L'Oréal a versé, en 2008, 58,5 millions d'euros, ce qui représente environ 2,95 semaines de salaire (toutes filiales confondues).

Egalité professionnelle

Engagements en faveur de l'Egalité professionnelle entre les hommes et les femmes

L'Oréal conduit depuis de nombreuses années, une politique sociale active en faveur de l'égalité professionnelle entre les hommes et les femmes et a développé très tôt des avantages de parentalité permettant d'offrir des conditions favorables pour une meilleure conciliation entre vie familiale et vie professionnelle.

La situation comparée des conditions générales d'emploi et de formation des femmes et des hommes dans l'entreprise est présentée une fois par an au niveau de chaque Comité d'Etablissement dans le cadre de la commission « Formation professionnelle et de l'emploi ».

Elle fait également l'objet d'un rapport examiné chaque année dans le cadre de la négociation annuelle obligatoire. Ce Rapport, établi conformément aux dispositions de l'article L. 432.3.1 du Code du travail, porte, par catégorie professionnelle (c'est-à-dire cadres, agents de maîtrise, employés, ouvriers et VRP), sur la situation respective des hommes et des femmes en matière d'embauche, de formation, de promotion professionnelle, de qualification et de classification, de rémunération effective et de conditions de travail.

En 2008, la Direction de L'Oréal a souhaité formaliser ses engagements en faveur de l'égalité professionnelle entre les hommes et les femmes dans un accord d'entreprise signé le 4 décembre 2008 avec l'ensemble des organisations syndicales.

Marquant la volonté conjointe de respecter le principe de l'égalité de traitement entre les hommes et les femmes et de faire de la maternité et de la parentalité des situations ne devant pas être préjudiciables au déroulement de carrière des femmes et des hommes dans l'entreprise, cet accord définit les principes d'égalité professionnelle entre les hommes et les femmes que L'Oréal entend garantir. Il contractualise également les avantages ou les mesures déjà existantes à L'Oréal en la matière et formalise des engagements nouveaux dans le but de favoriser la conciliation entre la vie professionnelle et la vie familiale et personnelle et faire progresser les principes de l'égalité professionnelle.

2.7.2.4. Relations professionnelles et bilan des accords collectifs

Relations professionnelles

La qualité du «climat social» au sein de L'Oréal est le fruit d'un dialogue permanent entre la Direction, les salariés et leurs représentants.

La structure de représentation est très décentralisée pour être au plus près du terrain.

Composition du Comité Central d'Entreprise par collège

Depuis 2005, faute d'accord unanime entre les organisations syndicales, la Direction Départementale du Travail, de l'Emploi et de la Formation Professionnelle a fixé la composition du CCE conformément aux strictes dispositions légales, alors que précédemment elle était trois fois plus importante.

Nombre de représentants (titulaires) par collège	2008
Cadres	2
Agents de maîtrise et techniciens / VRP	1
Employés / Ouvriers	1

Nombre de réunions du CCE et de ses commissions : 10.

Bilan des accords collectifs

Dates de signatures et objets des accords signés dans l'Entreprise

- Accord relatif à l'égalité professionnelle entre les hommes et les femmes.
- Accord relatif à la conciliation vie privée/vie professionnelle.

Participation / intéressement

- Accord sur la mesure exceptionnelle de déblocage des droits au titre de la Participation versée en application des accords de Groupe L'Oréal, signé le 29 février 2008.
- Avenant 3 à l'accord de Participation de Groupe dérogatoire 2006-2007-2008, signé le 25 mars 2008.
- Avenant 2 à l'accord d'Intéressement de Groupe 2006-2007-2008, signé le 7 avril 2008.

Prévoyance

Signés le 4 décembre 2008 :

- Avenant 1 à l'avenant conclu le 17 décembre 2007 du régime de prévoyance applicable aux collaborateurs de L'Oréal, employés, ouvriers, techniciens et agents de maîtrise ne relevant pas de l'article 36 de l'annexe 1 et des articles 4 et 4 bis de la convention AGIRC du 14 mars 1947.
- Avenant 1 à l'avenant conclu le 17 décembre 2007 du régime de prévoyance applicable aux collaborateurs de L'Oréal relevant de l'article 36 de l'annexe 1 de la convention AGIRC du 14 mars 1947.
- Avenant 1 à l'avenant conclu le 17 décembre 2007 du régime de prévoyance applicable aux collaborateurs de L'Oréal Cadres et Assimilés relevant de l'article 4 et 4 bis de la convention AGIRC du 14 mars 1947.
- Avenant 1 à l'avenant conclu le 17 décembre 2007 du régime de prévoyance applicable aux VRP de L'Oréal affiliés à l'IRREP.
- Avenant 1 à l'avenant conclu le 17 décembre 2007 du régime de prévoyance applicable aux VRP de L'Oréal affiliés à l'IRP VRP.

Retraite

Signé le 4 décembre 2008 :

- Avenant 1 à l'accord du régime de retraite supplémentaire à cotisations définies.

2.7.2.5. Conditions d'hygiène et de sécurité

En application du décret du 5 novembre 2001 sur les risques professionnels, L'Oréal a procédé à la mise en œuvre d'un document unique d'évaluation des risques professionnels dans l'entreprise.

En 2008, il s'est tenu 70 réunions CHSCT, dans les 14 CHSCT que compte L'Oréal.

Cinq médecins du travail sont présents sur l'ensemble des sites de la société et le nombre de visites médicales s'est élevé en 2008 à 7 872 visites (visites d'embauches, de reprise ou visites systématiques).

En 2008, le nombre total d'accidents de travail avec arrêt a été de 46.

Mesures prises en faveur de la sécurité

La préservation de la santé et de la sécurité des collaborateurs est un objectif fondamental qui fait partie intégrante de la politique humaine et sociale. Elle repose sur la prévention des risques tant au niveau individuel, au travers d'examens de dépistage permettant de délivrer aux collaborateurs un suivi médical individuel approfondi et adapté, qu'au niveau collectif par l'évaluation et la maîtrise des risques professionnels.

La démarche santé/sécurité s'inscrit dans une démarche d'ensemble, conduite en étroite collaboration avec les Médecins du travail, les responsables sécurité et les CHSCT.

2.7.2.6. Formation

Pourcentage de la masse salariale consacré à la formation continue en 2007

Montant consacré à la formation	13 913
% de la masse salariale	4,4 %

Nombre de personnes formées : 4 284 soit 73.6 % de l'effectif au 31.12.2008.

Nombre d'actions de formation : 8 401 soit 2 actions de formation en moyenne par personne formée.

Nombre d'heures de formation : 131 059 heures.

Nombre de collaborateurs ayant bénéficié d'un Droit Individuel à la Formation (DIF) : 64.

Le site intranet Ressources Humaines de L'Oréal met à disposition des collaborateurs des informations complètes sur leurs possibilités en matière de formation professionnelle et leur droit en matière de DIF.

2.7.2.7. Emploi et insertion des travailleurs handicapés

Le nombre de personnes handicapées au 31.12.2008 était de 132 personnes, contre 108 personnes au 31.12.2007. Le recours à la sous-traitance à des Ateliers Protégés et à des Etablissements et Services d'Aide par le Travail a représenté 324 000 euros, en progression de + 28 % par rapport à 2007.

2.7.2.8. Œuvres sociales

Répartition des dépenses de l'entreprise :

En milliers d'euros	2008
Logement	
Versement au « 1 % logement »	1 429
Transport	
Navettes	123
Restauration	
Restaurant d'entreprise	6 636
Divers	
Fête des Catherinettes, fête des anciens...	1 501
Total	**9 689**

Versement au Comité Central d'Entreprise et aux 3 CE de L'Oréal : 1 494 milliers d'euros.

2.7.2.9. Importance de la sous-traitance

En milliers d'euros	2008
Achat de sous-traitance	4 896
Travaux à façon exécutés	275 667

Manière dont la société promeut auprès de ses sous-traitants et s'assure du respect par ses filiales des dispositions des conventions fondamentales de l'OIT

L'Oréal a signé en juin 2003 la déclaration du Global Compact (Pacte mondial des Nations Unies), s'engageant à reconnaître, soutenir et mettre en œuvre, dans sa sphère d'influence, les dix principes fondamentaux liés aux Droits de l'Homme, aux normes du travail, à l'environnement et à la lutte contre la corruption.

L'Oréal respecte et promeut la Déclaration universelle des droits de l'Homme. Sur ce sujet, M. Emmanuel Lulin, Directeur de l'Ethique, veille à ce que l'ensemble des valeurs exprimées dans la Charte Ethique du Groupe soit strictement respecté, en particulier en ce qui concerne les droits de l'Homme.

L'Oréal se réfère à la déclaration relative aux principes et droits fondamentaux au travail de l'Organisation Internationale du Travail, qui couvre la liberté d'association, la suppression de toutes les formes de travail forcé ou obligatoire, l'abolition effective du travail des enfants et la suppression des discriminations à l'emploi. L'éradication du travail des enfants et du travail forcé fait l'objet d'une attention particulière. L'Oréal a choisi de fixer à 16 ans l'âge minimum de tous ses collaborateurs, limite supérieure à celle établie par la déclaration de l'OIT relative aux principes et droits fondamentaux au travail. L'Oréal respecte le droit de ses employés à adhérer aux associations de leur choix et encourage un dialogue constructif. La lutte contre les discriminations est l'une des priorités de la politique de diversité de L'Oréal.

L'Oréal souhaite aussi que ses partenaires partagent et mettent en pratique ces valeurs. C'est pourquoi le Groupe veille à ce que les Droits de l'Homme soient respectés tout au long de sa chaîne logistique. Il est demandé à l'ensemble des fournisseurs et sous-traitants de L'Oréal de se conformer aux Conditions Générales d'Achat du Groupe, qui impliquent le respect de la déclaration de l'OIT relative aux principes et droits fondamentaux au travail. Des audits réguliers permettent de contrôler cette conformité : près de 688 audits ont été menés dans le Groupe en 2008 auprès des fournisseurs. Outre le vaste programme d'audits de L'Oréal en matière de normes de travail chez les fournisseurs et sous-traitants, le Groupe a également décidé d'effectuer des audits indépendants dans toutes ses usines et centrales d'expédition.

Les valeurs de L'Oréal sont formalisées dans la Charte Ethique, disponible sur le site : www.loreal.com.

2.7.2.10. Impact territorial en matière d'emploi et de développement régional

Les établissements de L'Oréal sont situés en région parisienne : Paris, Clichy-la-Garenne, Saint-Ouen, Asnières, Aulnay-sous-Bois, Chevilly-Larue, Marly-la-Ville, Mitry-Mory.

Au cours des trois dernières années sur l'ensemble de ces sites, L'Oréal a procédé à 2 153 embauches en contrat à durée indéterminée et déterminée et a ainsi concouru à favoriser le développement régional.

L'Oréal a versé en 2008, 17 036 milliers d'euros au titre de la taxe professionnelle.

2.7.2.11. Relation avec les établissements d'enseignements et les associations

Les établissements d'enseignement

Depuis plus de 30 ans, L'Oréal développe des partenariats étroits avec les universités, les grandes écoles de gestion, d'ingénieurs et de recherche.

L'Oréal offre la possibilité aux étudiants de découvrir l'entreprise au cours de leur cursus en leur proposant chaque année près de 500 stages dans tous les métiers.

En 2008, L'Oréal a accueilli 578 stagiaires conventionnés. Des conférences, des visites d'usine, des études de cas L'Oréal sont également proposés.

492 jeunes en alternance (295 contrats d'apprentissage et 197 contrats de professionnalisation) étaient présents au 31 décembre 2008 au sein du Groupe en France, dont 222 à L'Oréal.

Plus de 85 % des apprentis préparent un diplôme de niveau bac+2 et au-delà. Le taux de réussite au diplôme est de 80 %.

Une évaluation qualitative des CFA est effectuée chaque année.

L'Oréal a versé en 2008, 2 109 milliers d'euros au titre de la taxe d'apprentissage.

Les associations de défense de l'environnement

L'Oréal est membre d'associations de protection de l'environnement au niveau national (par exemple Eco-Emballages), européen (par exemple European) et international (par exemple World Business Council for Sustainable Development).

L'Oréal est intégré à de nombreux groupes de travail, lieux privilégiés d'échanges d'expertises et de conseils.

2.7.2.12. Développement régional et population locale

Parce que le métier de L'Oréal est au cœur de la vie quotidienne et du bien-être des personnes, le Groupe est étroitement impliqué dans la vie des communautés qui accueillent ses activités.

L'Oréal se doit d'agir, par son comportement, en entreprise citoyenne et souhaite apporter sa contribution à des projets utiles à la collectivité.

D'une manière générale, les établissements de L'Oréal et ses filiales développent des relations de qualité avec les communautés à côté desquelles elles opèrent et s'efforcent de limiter l'impact de leurs activités sur l'environnement et de créer des conditions de travail exemplaires pour leurs collaborateurs.

Les concours internes Sécurité, Hygiène, Environnement-Prix Initiatives Civiques viennent traduire, par la remise d'un prix, l'engagement, la mobilisation et l'implication d'un site (usine, centrale de distribution, site administratif) vis-à-vis de la communauté dans laquelle il exerce. Les meilleures initiatives locales, menées chaque année en partenariat avec les mairies, riverains, écoles en matière de solidarité, d'éducation ou d'environnement, se voient ainsi récompensées.

L'Oréal souhaite manifester par ces initiatives sa citoyenneté et l'ancrage solide du respect de l'éthique envers la communauté environnante.

2.7.3. Autorisation donnée au Conseil d'Administration en 2007 de consentir des options d'achat et/ou de souscription d'actions de la société

L'Assemblée Générale Mixte du 24 avril 2007 a donné au Conseil d'Administration l'autorisation de consentir, au bénéfice des membres du personnel salarié et de certains mandataires sociaux de la société et de ses filiales françaises et étrangères qui lui sont liées dans les conditions visées à l'article L. 225-180 du Code de commerce, des options donnant droit à l'achat d'actions existantes de la société ou à la souscription d'actions nouvelles. Cette autorisation a été donnée pour une période de vingt-six mois.

Le nombre total des options qui peuvent être consenties ne peut donner droit à souscrire ou acheter un nombre total d'actions représentant plus de 2 % du capital social au jour de la décision du Conseil d'Administration. Le prix d'exercice est conforme aux dispositions légales, à l'exclusion de la possibilité de consentir une décote, ceci étant clairement spécifié dans la résolution.

La Direction Générale et le Conseil d'Administration rappellent l'importance accordée au rapprochement entre les intérêts des bénéficiaires de stock-options et les intérêts des actionnaires eux-mêmes. Les salariés et les mandataires sociaux bénéficiaires partagent avec les actionnaires la même confiance dans le développement fort et régulier de l'entreprise.

Il s'agit de donner au Conseil d'Administration les moyens d'associer, de motiver et de fidéliser plus particulièrement les salariés et les mandataires sociaux qui, par leurs capacités et leur engagement, contribuent le plus aux performances du Groupe. Les stock-options participent aussi de la volonté de L'Oréal d'encourager ou d'attirer des talents.

Les éventuelles attributions sont décidées par le Conseil d'Administration sur la base des propositions de la Direction Générale examinées par le Comité des Rémunérations.

Les options sont soumises à une période d'indisponibilité contractuelle de cinq ans, la validité d'une attribution est de dix ans. Cette disposition garantit que l'attribution d'options est bien, dans la durée, un élément moteur du développement à long terme du Groupe.

Les options ont été attribuées selon une périodicité annuelle, bi-annuelle ou tri-annuelle aux bénéficiaires selon des règles qui tiennent compte de leurs performances et de leur niveau de responsabilité dans l'organisation mondiale du Groupe.

Il a été apporté une attention toute particulière au respect de l'équité entre les différentes populations qui composent le Groupe pour un même niveau hiérarchique.

Les bénéficiaires d'options sont tenus de respecter les règles en matière de déontologie boursière qui leur sont rappelées au moment où ils reçoivent le règlement du plan dont ils bénéficient. Ils doivent, s'ils souhaitent vendre des actions après avoir levé leurs options, s'assurer qu'ils ne se trouvent pas soit dans une période sensible, soit dans une situation où, détenant une information privilégiée, son exploitation pourrait avoir une incidence sur le cours de l'action en Bourse.

Il a été décidé de ne pas procéder à l'émission de plan de stock-options fin 2008 et de procéder, dorénavant à des attributions après l'arrêté des comptes annuels, satisfaisant ainsi aux recommandations de l'AFEP et du MEDEF. Un nouveau plan est actuellement en cours de préparation début 2009 dans le cadre de l'autorisation donnée en 2007 par l'Assemblée au Conseil.

2.7.4. Plans d'options d'achat et de souscription d'actions de L'Oréal S.A. en cours[1]

Les plans d'options en cours à L'Oréal au 31 décembre 2008 sont des plans d'achats ou de souscriptions d'actions. Leur situation à cette date est la suivante :

Date d'Assemblée	01.06.1999	01.06.1999	01.06.1999	01.06.1999	01.06.1999	01.06.1999	01.06.1999	01.06.1999	01.06.1999
Date d'attribution	14.10.1999	07.12.1999	05.04.2000	28.09.2000	07.12.2000	28.03.2001	18.09.2001	08.10.2001	26.03.2002
Nombre total d'actions pouvant être souscrites ou achetées,	2 250 000	1 500 000	1 200 000	3 800 000	450 000	2 500 000	2 500 000	225 000	2 500 000
Dont actions pouvant être souscrites ou achetées par le Comité de Direction [2]	550 000	525 000	-	310 000	-	360 000	655 000	-	360 000
Nombre de dirigeants/ Nombre total de bénéficiaires	8/133	6/200	0/234	7/707	0/109	4/521	7/441	0/109	8/410
Point de départ d'exercice des options	15.10.2004	8.12.2004	6.4.2005	29.9.2005	8.12.2005	29.3.2006	19.9.2006	9.10.2006	27.03.2007
Date d'expiration	14.10.2009	7.12.2009	5.4.2010	28.9.2010	7.12.2010	28.3.2011	18.9.2011	8.10.2011	26.03.2012
Prix d'achat *(en euros)*	57,60	61,00	65,90	83,00	89,90	79,60	77,60	76,50	81,65
Nombre d'options exercées au 31.12.2008	1 661 808	780 100	654 200	801 700	18 000	573 400	470 500	35 500	414 450
Dont actions souscrites	0	0	0	0	0	0	0	0	0
Nombre total d'options de souscription ou d'achat d'actions annulées ou caduques	107 500	133 500	196 000	583 500	85 500	321 000	365 500	38 250	263 000
Nombre d'options de souscription ou d'achat d'actions restantes en fin d'exercice	480 692	586 400	349 800	2 414 800	346 500	1 605 600	1 664 000	151 250	1 822 550
Dont Comité de Direction [2]	129 000	318 000	-	310 000	-	360 000	605 000	-	335 000

Date d'Assemblée	01.06.1999	22.05.2003	22.05.2003	22.05.2003	22.05.2003	22.05.2003	25.04.2006	25.04.2006	26.04.2007
Date d'attribution	04.09.2002	03.12.2003[3]	24.03.2004	01.12.2004	29.06.2005	30.11.2005[4]	25.04.2006	01.12.2006	30.11.2007
Nombre total d'actions pouvant être souscrites ou achetées,	2 500 000	5 000 000	2 000 000	4 000 000	400 000	6 000 000	2 000 000	5 500 000	4 000 000
Dont actions pouvant être souscrites ou achetées par le Comité de Direction [2]	280 000	1 000 000	435 000	1 555 000	300 000	2 275 000	2 000 000	1 530 000	1 245 000
Nombre de dirigeants/ Nombre total de bénéficiaires	6/394	1/693	6/257	10/274	2/3	10/771	1/1	9/788	13/839
Point de départ d'exercice des options	05.09.2007	04.12.2008	25.03.2009	02.12.2009	30.06.2010	01.12.2010	26.04.2011	2.12.2011	1.12.2012
Date d'expiration	04.09.2012	03.12.2013	24.03.2014	01.12.2014	29.06.2015	30.11.2015	25.04.2016	1.12.2016	30.11.2017
Prix de souscription ou d'achat *(en euros)*	76,88 (A)	63,02 (S) 71,90 (A)	64,69 (S)	55,54 (S)	60,17 (S)	61,37 (S) 62,94 (A)	72,60 (S)	78,06 (S)	91,66 (S)
Nombre d'options exercées au 31.12.2008	505 500	110 250	26 000	58 750	0	62 000	0	8 500	0
Dont actions souscrites	0	59 500	26 000	58 750	0	43 400	0	8 500	0
Nombre total d'options de souscription ou d'achat d'actions annulées ou caduques	181 500	365 000	62 500	69 750	0	94 000	0	65 250	46 500
Nombre d'options de souscription ou d'achat d'actions restantes en fin d'exercice	1 813 000	4 524 750	1 911 500	3 871 500	400 000	5 844 000	2 000 000	5 426 250	3 953 500
Dont Comité de Direction [2]	255 000	1 000 000	435 000	1 555 000	300 000	2 275 000	2 000 000	1 530 000	1 245 000

(1) Il n'y a chez L'Oréal aucun plan d'options d'achat ou de souscription d'actions dans les sociétés filiales de L'Oréal.
(2) Comité de Direction en exercice le jour de l'attribution : 9 personnes en 2006, 13 personnes en 2007.
(3) Le plan d'options du 3 décembre 2003 est composé, pour moitié, d'une offre d'options de souscription d'actions au prix de 63,02 € (S) et, pour moitié, d'une offre d'options d'achat d'actions au prix de 71,90 € (A). Chaque bénéficiaire a reçu une offre composée, à parts égales, d'options de souscription et d'options d'achat d'actions.
(4) Le plan d'options du 30 novembre 2005 est composé, pour 70 %, d'une offre d'options de souscription d'actions au prix de 61,37 € (S) et, pour 30 %, d'une offre d'options d'achat d'actions au prix de 62,94 € (A). Chaque bénéficiaire a reçu une offre composée, dans cette proportion, d'options de souscription et d'options d'achat d'actions. Il n'y a eu aucun rompu.
NB : Les nombres d'options et les prix d'acquisition mentionnés tiennent compte des ajustements liés aux opérations financières réalisées sur le capital, telles que la division du nominal de l'action par dix en 2000.
Ces attributions d'options n'ont pas d'impact en matière de dilution, dans la mesure où le Conseil d'Administration a autorisé la société à racheter ses propres actions pour les annuler.

2.7.5. Options consenties à des salariés non-mandataires sociaux de L'Oréal ou levées par eux

En réponse aux préconisations de l'AMF dans le tableau n° 9 de leurs recommandations, il est précisé les éléments suivants :

En 2008, le Conseil d'Administration n'a pas décidé d'attribution d'options sur actions.

Le nombre total d'options levé en 2008 par les dix salariés non-mandataires sociaux ayant levé le nombre le plus élevé d'options s'élève à 215 500 options d'achat ou de souscription d'actions au prix moyen de 51,74 € par action, dont 72 000 ont été levées par 2 membres du Comité de Direction au prix moyen de 58,40 €.

2.7.6. Autorisation donnée au Conseil en 2007 de procéder à l'attribution gratuite d'actions

Il a été proposé à l'Assemblée Générale du 24 avril 2007 d'autoriser le Conseil d'Administration à procéder, en une ou plusieurs fois, à des attributions gratuites d'actions existantes ou à émettre.

L'autorisation demandée à l'Assemblée Générale a été consentie pour une durée limitée à 26 mois à compter de la décision de l'Assemblée Générale. Cette échéance coïncide avec la fin de l'autorisation d'attribution d'options d'achat et de souscription d'actions également votée par l'Assemblée.

L'attribution gratuite d'actions présente l'avantage de ne pas requérir de paiement de la part du bénéficiaire. Elle est envisagée en substitution ou en complément des attributions d'options en quantité réduite dont l'attractivité peut paraître limitée. L'attribution gratuite d'actions sera liée à la performance.

Il ne sera fait d'attribution gratuite d'actions ni aux mandataires sociaux ni aux membres du Comité de Direction de L'Oréal.

Le nombre d'actions qui pourront être attribuées gratuitement ne pourra représenter plus de 0,2 % du capital social au jour de la décision du Conseil d'Administration.

Les éventuelles attributions gratuites d'actions seront décidées par le Conseil d'Administration sur la base des propositions de la Direction Générale examinées par le Comité des Rémunérations.

En 2008, le Conseil d'Administration n'a pas décidé d'attribution gratuite d'actions.

2.7.7. Engagements en matière de régimes de retraite et avantages complémentaires

L'Oréal participe, dans l'ensemble du monde, selon les lois et les usages de chaque pays, à des régimes de retraite et d'aménagement de fin de carrière, ainsi qu'à des régimes de prévoyance offrant différentes garanties complémentaires à ses collaborateurs.

Régimes de retraite en France

En France, L'Oréal a complété son système de retraite en créant le 1er janvier 2001 un régime à prestations définies à droits aléatoires, conditionné à l'achèvement de la carrière dans l'entreprise, puis le 1er septembre 2003, un régime à cotisations définies à droits acquis.

Régime à prestations définies

Afin de compléter éventuellement les régimes de retraite obligatoires relevant de l'Assurance Vieillesse de la Sécurité Sociale, de l'ARRCO ou de l'AGIRC, L'Oréal a mis en place, le 1er janvier 2001, un régime de retraite à prestations définies à droits aléatoires, la « Garantie de Ressources des Retraités Anciens Cadres Dirigeants ». L'Oréal avait fermé précédemment, le 31 décembre 2000, un autre régime de retraite à prestations définies, également à droits aléatoires, la « Garantie de Retraite des Membres du Comité de Conjoncture ».

L'accès à la « Garantie de Ressources des Retraités Anciens Cadres Dirigeants », créée le 1er janvier 2001, est ouvert aux anciens Cadres Dirigeants de L'Oréal qui remplissent, outre la condition d'avoir achevé leur carrière dans l'entreprise, celle, notamment, d'y avoir eu le statut de Dirigeant au sens de l'article L. 212-15-1 du Code du travail durant au moins dix ans au terme de leur carrière.

Ce régime ouvre droit au versement au retraité bénéficiaire d'une Rente viagère ainsi que, après son décès, au versement au conjoint et/ou au(x) ex-conjoint(s) d'une Rente de Réversion et, aux enfants, d'une Rente d'Orphelin, sous réserve que ceux-ci remplissent certaines conditions. La base de calcul de la Garantie de Ressources est la moyenne des salaires des trois meilleures années parmi les sept années civiles précédant l'achèvement de la carrière au sein de L'Oréal. La Garantie de Ressources est calculée en fonction du nombre d'années d'activité professionnelle du bénéficiaire dans l'entreprise apprécié à la date d'achèvement de la carrière à L'Oréal, dans la limite de 25 ans. À cette échéance la Garantie de Ressources brute ne peut excéder 50 % de la base de calcul de la Garantie de Ressources, ni excéder la moyenne de la partie fixe des salaires des trois années prises en compte dans cette base. Une rente brute et un capital constitutif brut sont ensuite calculés, en prenant en compte la somme des pensions annuelles acquises à la date de la liquidation par le retraité du fait de son activité professionnelle, et en prenant pour âge du bénéficiaire l'âge de 65 ans. La Rente viagère est issue de la conversion en rente à l'âge du bénéficiaire à la date de la liquidation du capital constitutif brut diminué du montant de toutes les indemnités dues en raison de la cessation du contrat de travail, hors préavis et congés payés, et de l'ensemble des salaires versés à l'occasion d'un congé

de fin de carrière, si un tel capital résulte de ces opérations. Environ 400 Dirigeants sont éligibles à ce régime, sous réserve qu'ils en remplissent toutes les conditions après avoir achevé leur carrière dans l'entreprise.

L'accès à la « Garantie de Retraite de Membres du Comité de Conjoncture » est fermé depuis le 31 décembre 2000.

Cet ancien régime ouvre droit au versement au retraité bénéficiaire, après qu'il a achevé sa carrière dans l'entreprise, d'une Rente viagère ainsi que, après son décès, au versement au conjoint et/ou au(x) ex-conjoint(s) d'une Rente de Réversion et, aux enfants, d'une Rente d'Orphelin, sous réserve que ceux-ci remplissent certaines conditions. La base de calcul de la Garantie de Retraite est la moyenne des salaires des trois meilleures années parmi les sept années civiles précédant l'achèvement de la carrière au sein de L'Oréal. La Garantie de Retraite est calculée en fonction de l'ancienneté du bénéficiaire, dans la limite de 40 ans. La Garantie de Retraite ne peut excéder 40 % de la base de calcul de la Garantie de Retraite, majorés de ½ % par année pendant les vingt premières années puis de 1 % par année pendant les vingt suivantes, ni excéder la moyenne de la partie fixe des salaires des trois années prises en compte dans cette base. Environ 120 Dirigeants sont concernés par ce régime sous réserve, pour les actifs, qu'ils en remplissent toutes les conditions après avoir achevé leur carrière dans l'entreprise.

Régime à cotisations définies

L'Oréal a mis en place en septembre 2003 un « régime de Retraite à Cotisations Définies ».

Un nouvel accord a été signé en décembre 2007, pour application au 1er janvier 2008, ainsi qu'un avenant au 1er janvier 2009.

Sont bénéficiaires du régime l'ensemble des Cadres et les VRP affiliés à l'IRPVRP.

L'assiette de cotisations, inchangée, est comprise entre 1 et 6 plafonds de Sécurité Sociale, avec une cotisation, depuis le 1er janvier 2008, de 4 % partagée entre l'entreprise et le collaborateur.

Ce régime ouvre droit au versement au retraité bénéficiaire, après qu'il a liquidé ses droits à pension auprès du régime Vieillesse de la Sécurité Sociale, d'une Rente viagère ainsi que, après son décès d'une Rente de Réversion au conjoint et/ou au(x) ex-conjoint(s). La Rente viagère est calculée en fonction du capital constitué par les cotisations versées et leurs produits financiers au terme de la carrière du collaborateur. L'engagement de l'employeur se trouve limité au versement des cotisations prévues.

	31.12.2006	31.12.2007	31.12.2008 *
Nombre d'adhérents	9 224	10 088	10 952
Total des cotisations nettes	3 916 000 €	5 118 997 €	6 949 480 €

*Estimé.

Aménagements de fin de carrière

L'Oréal porte une grande attention aux conditions de départ à la retraite de ses collaborateurs et des aménagements de fin de carrière leur sont proposés :

Ils restent salariés de L'Oréal, bénéficient du maintien de leur rémunération (dans la limite de 8 985 €/mois) ainsi que de la Participation, de l'Intéressement et des congés payés ;

- le « talon » : ce dispositif, lié à l'accord sur les 35 heures et au Compte Épargne Temps (C.E.T.), permet à un collaborateur qui a épargné chaque année depuis 2001, 3 jours de congé par an dans le C.E.T., de bénéficier d'une cessation anticipée d'activité de 3 mois minimum (6 mois pour les VRP) qui peut se cumuler avec le C.F.C. ;
- l'indemnité de départ à la retraite (I.D.R.) : le barème appliqué par L'Oréal est plus favorable que le barème prévu par la Convention Collective Nationale des Industries Chimiques (accord L'Oréal du 1er octobre 2002).

Ainsi, un collaborateur peut bénéficier, au moment de son départ à la retraite, d'une I.D.R. allant de 1 mois de salaire pour 5 ans d'ancienneté à 6 mois de salaire pour 35 ans d'ancienneté, celle-ci étant projetée à 65 ans.

Afin d'augmenter sa dispense d'activité, il peut opter pour la conversion de son I.D.R. en temps, ou choisir le paiement de son I.D.R., qui interviendra au moment de son départ.

	31.12.2005			31.12.2006			31.12.2007			31.12.2008		
	H	F	Total	H	F	Total	H	F	Total	H	F	Total
Congés de Fin de Carrière	118	166	284	117	189	306	67	148	215	60	117	177
Mises à la retraite			20			21			29			27
Départs volont aires à la retraite			200			256			307			247

(Source : Statistiques RH France 2005, 2006, 2007 et 2008)

Ces engagements font l'objet d'une couverture financière externe partielle dont l'objectif est de constituer progressivement des fonds alimentés par des primes versées à des organismes externes.

Les engagements nets de fonds investis et d'écarts actuariels font l'objet d'une provision au passif du bilan consolidé.

La méthode d'évaluation retenue pour le calcul des engagements de retraite et d'aménagement de fin de carrière est la méthode rétrospective avec projection du salaire de fin de carrière.

Ces engagements tiennent compte de la participation de l'employeur aux régimes des frais de santé en faveur des retraités.

En millions d'euros	31.12.2006	31.12.2007	31.12.2008
Provision au passif du bilan consolidé des engagements de retraite	567,1	525,2	448,6

(Source : Statistiques RH France 2006, 2007 et 2008)

Régimes de prévoyance en France

Outre le Capital Décès obligatoire pour les Cadres relevant des Art. 4 et 4bis de la Convention Collective Nationale de 1947 (1,50 % en tranche A) et les garanties prévues par la Convention Collective Nationale des Industries Chimiques, L'Oréal a mis en place, en France, par voie d'accord, un Régime de Prévoyance offrant des garanties collectives complémentaires à ses collaborateurs.

L'ensemble de ces garanties est basé sur les rémunérations brutes jusqu'à 8 plafonds de Sécurité Sociale, sauf la Rente Éducation jusqu'à 4 plafonds. Elles sont généralement financées sur les tranches A, B et C, sauf la Rente Éducation qui l'est sur A et B et la Rente de Conjoint qui l'est sur B et C.

Ce régime de Prévoyance garantit :

- en cas d'Incapacité, à tous les collaborateurs, 90 % de leur rémunération brute limitée à huit plafonds de la Sécurité Sociale, à concurrence de celle-ci nette de charges, ceci au-delà des 90 premiers jours d'arrêt ;
- en cas d'Invalidité, à tous les collaborateurs, une fraction, fonction du taux d'invalidité, allant jusqu'à 90 % de leur rémunération brute limitée à huit plafonds de la Sécurité Sociale, à concurrence de celle-ci nette de charges ;
- en cas de Décès,

a) pour tous les collaborateurs, le versement d'un Capital Décès, majoré en fonction de sa situation familiale. Son montant est doublé en cas de décès accidentel,

b) pour les Cadres et Assimilés Cadres, le versement d'une Rente de Conjoint au conjoint survivant. Elle assure à celui-ci des ressources voisines de la pension de réversion qu'au rait versée l'AGIRC si le décès était survenu à 65 ans,

c) pour les Cadres, Assimilés Cadres et les VRP, le versement d'une Rente Éducation à chaque enfant à charge, selon un barème fonction de son âge. Pour les autres collaborateurs, cette garantie est optionnelle en substitution d'une partie du Capital Décès.

Le montant total des capitaux constitutifs de ces garanties ne peut excéder 2,3 millions d'euros par événement.

Les capitaux constitutifs de la Rente de Conjoint sont constitués en priorité ; ceux de la Rente Éducation sont ensuite calculés ; le reliquat du régime de base sert enfin à constituer le Capital Décès, éventuellement complété par le Capital Décès Minimum Garanti.

	31.12.2006	31.12.2007	31.12.2008
Cotisations de Prévoyance nettes	8 197 298 €	8 468 200	8 000 000 (1)

(1) Estimé.

Capital Décès Minimum Garanti

Depuis le 1er décembre 2004, puis le 1er janvier 2005 pour les VRP, L'Oréal a mis en place une garantie Décès supplémentaire qui complète, le cas échéant, pour tous les collaborateurs, le capital décès à concurrence de trois années de rémunération moyenne. Cette garantie est plafonnée.

Le montant total des capitaux sous risque constitutifs des Rentes de Conjoint et d'Éducation, du Capital Décès et du Capital Décès Minimum Garanti est également plafonné.

Frais de Santé

Des régimes de couverture complémentaire des frais de santé sont proposés aux collaborateurs de L'Oréal S.A. et de ses filiales françaises.

Ces régimes sont, en général, facultatifs et individuels, et financés, habituellement, à parts égales, par la Société et les collaborateurs.

Ceux-ci ont la possibilité d'y faire adhérer les membres de leur famille.

Depuis le 1er octobre 2007, le régime des frais de santé de L'Oréal S.A. a été amélioré de façon significative. Cette amélioration couvre principalement les consultations de médecins spécialistes, de frais dentaires, d'optique et d'hospitalisation.

Par ailleurs, anticipant les contraintes réglementaires et législatives, le régime est devenu obligatoire pour l'ensemble des salariés de L'Oréal dès cette date.

Les retraités peuvent continuer de bénéficier du régime des frais de santé, avec une participation de L'Oréal, sous condition de durée d'adhésion.

Le régime des retraités de L'Oréal a été précisé dans un règlement de retraite à prestations définies additionnelles applicable au 1er janvier 2008.

Régimes de Retraite et de Prévoyance à l'étranger

En 2002, L'Oréal a mis en place un Comité de Surveillance des régimes de Retraite et de Prévoyance offerts par ses filiales. Ce Comité veille à la mise en œuvre et au suivi de la politique de L'Oréal en matière de Retraite et de Prévoyance, telle qu'elle est définie par le Comité Exécutif de L'Oréal.

Cette politique exprime des principes généraux dans les domaines suivants : conception et mise en place des régimes, relations avec les salariés, financement et coût des régimes, gestion des régimes. Toute mise en place d'un nouveau régime, ou modification d'un régime existant, doit obtenir au préalable l'approbation du Comité de Surveillance. Le Comité de Surveillance travaille en collaboration avec les Directions Opérationnelles des Divisions et des Zones.

Les caractéristiques des régimes de Retraite et des autres avantages de fin de carrière offerts par les filiales à l'extérieur de la France varient en fonction des lois et des réglementations applicables ainsi que les pratiques des sociétés dans chaque pays.

Dans de nombreux pays, L'Oréal participe à la constitution de compléments de retraite pour ses collaborateurs par l'entremise d'un ensemble de régimes à prestations définies et/ou à cotisations définies (exemples, Etats-Unis, Pays-Bas, Belgique, Canada, pays d'Amérique du Sud). Dans quelques cas, les régimes à prestations définies ont été fermés aux nouveaux collaborateurs qui se voient offrir des régimes à cotisations définies (Allemagne, Royaume-Uni). Cet ensemble de régimes à prestations définies et à cotisations définies permet un partage des risques financiers et une meilleure stabilité des coûts. Dans les régimes à cotisations définies, l'engagement de l'entreprise consiste essentiellement à verser chaque année au plan de pension un pourcentage du salaire annuel du collaborateur.

Les régimes à prestations définies sont financés par des versements à des fonds spécialisés ou par la constitution de provisions, en accord avec les normes comptables adoptées par L'Oréal. La performance des gestionnaires des principaux fonds constitués, de même que la notation de la stabilité financière des dépositaires, fait l'objet d'un suivi régulier du Comité de Surveillance.

2.7.8. Informations environnementales

En application de l'article L.225-102-1 du Code de commerce, L'Oréal fait figurer dans le présent Rapport des informations sur la manière dont la société prend en compte les conséquences environnementales de son activité. La Société L'Oréal S.A. faisant partie du Groupe L'Oréal, les règles, normes et standards du Groupe y sont appliqués. L'Oréal maison mère se compose de sites administratifs, de laboratoires et de centrales d'expédition.

L'incidence des activités de la Société L'Oréal S.A. sur l'environnement est très limitée ; elle est essentiellement constituée en 2008 des éléments suivants (en données annuelles) :

2008	Total
Déchets transportables (t)	2 409
Total valorisé (t)	2 402
Indice valorisation (%)	99,71
CO_2 direct (t)	6 223
SO_2 (t)	0,178
Rejets vers le sol	0
Consommation eau (m^3)	149 074
Electricité (MWh)	53 821
Gaz (MWh)	33 140
Fuel (MWh)	326
Consommation énergie (MWh)	87 286

Note : Le périmètre de reporting inclut 7 sites administratifs et centres de recherche.

Les données Groupe figurent dans le chapitre «Développement Durable - Environnement» du tome 1 du Rapport Annuel (pages 22 à 23). Concernant l'ensemble des usines et centrales d'expédition du Groupe (hors acquisitions récentes), les principaux indicateurs sont les suivants :

2008	Total
Déchets transportables (t)	137 515
Total valorisé (t)	129 858
Indice valorisation (%)	95
CO_2 direct (t)	80 800
SO_2 (t)	45,5
Rejets vers le sol	0
Consommation eau (m^3)	2 915 000
Electricité (MWh)	362 436
Gaz (MWh)	393 283
Fuel (MWh)	29 820
Consommation énergie (MWh)	785 539

Les déchets transportables sont directement liés à l'activité du site (hors déchets exceptionnels). Pour une usine, ce seront par exemple les déchets d'emballage des matières premières ou d'articles de conditionnement, les huiles usagées, les boues de station de traitement des effluents.

Les déchets exceptionnels sont ceux liés aux travaux d'ampleur exceptionnelle dans les sites et dont le tonnage perturberait complètement le suivi en routine des déchets sur les sites.

Le Conseil d'Administration

2.8. Annexe : Filiales et participations

Principales variations et franchissements de seuils

En milliers d'euros	Situation au 31.12.2007		Acquisitions		Souscriptions		Cessions		Situation au 31.12.2008	
Libellés	Montant	%	Montant	%	Montant	%	Montant	%	Montant	%
L'Oréal Hellas	1 625,9	77,41			16 602,9	6,08 [2]			18 228,8	83,49
L'Oréal Produits de Luxe Hellas A.E	2 135,0	99,89					2 135,0	99,89 [2]	0,0	0,00
Cosmétique Active Hellas	14 467,9	99,97					14 467,9	99,97 [2]	0,0	0,00
L'Oréal Italia SPA	161 803,8	100,00					161 803,8	100,00 [2]	0,0	0,00
L'Oréal Italia SPA (ex SAIPO)	0,0	0,00			161 803,8	100,00 [2]			161 803,8	100,00
Canan Kosmetiz			28 438,6	99,99					28 438,6	99,99
Canan Tuketim Urunleri			11 128,2	99,99					11 128,2	99,99
Seda Plastik			1 842,5	99,00					1 842,5	99,00
Sophie (ex Alexandre de Paris)	2 278,6	100,00					2 278,6	100,00 [1]	0,0	0,00
Beauté Créateurs SAS	3 425,3	50,00	21 959,8	50,00					25 385,1	100,00
Club Créateurs Beauté Taiwan	328,4	50,00	0,0	50,00					328,4	100,00
Club Créateurs Beauté Belgique	250,9	50,00	0,0	50,00			0,00	0,01		99,99
Club Créateurs Beauté Japon	2 172,6	50,00	800,0	50,00					2 972,6	100,00
YSL Beauté Holding	0,0		99 610,0	0,00	1 000 410,0	100,00			1 100 020,0	100,00
Episkin	6 661,5	100,00			2 740,0	100,00			9 401,5	100,00
Laboratoire Innéov	12 050,0	50,00			4 750,0	50,00			16 800,0	50,00
Aofi	4 305,5	100,00					4 305,5	100,00 [2]	0,0	0,00
L'Oréal India	54 901,9	100,00			4 305,5	100,00			59 207,5	100,00
Masrelor					10,5	99,87			10,5	99,87
Egyptelor					7,0	99,80			7,0	99,80
Biotherm Monaco	3 541,8	99,80			3,5				3 545,3	99,80
L'Oréal Ukraine	1 390,0	100,00			1 600,0	100,00			2 990,0	100,00
L'Oréal China	37 482,1	100,00			177 012,1	100,00 [2]			214 494,2	100,00
Yue-Sai	168 403,4	100,00					168 403,4	100,00 [2]	0,0	0,00
Total	**477 224,6**		**163 779,2**		**1 369 245,4**		**353 394,3**		**1 656 603,9**	

(1) Transmission Universelle de Patrimoine.
(2) Fusion Absorption.

2.9. Annexe : Résultats financiers sur cinq ans

Société L'Oréal (à l'exclusion de ses filiales)

En millions d'euros (sauf pour le résultat par action qui est en euros)	2004	2005	2006	2007	2008
I. Situation financière en fin d'exercice					
a) Capital social	135,2	131,8	127,9	123,6	120,5
b) Nombre d'actions	676 062 160	658 769 660	639 616 410	617 975 610	602 415 810 (1)
c) Nombre d'obligations convertibles	0	0	0	0	0
II. Résultat global des opérations effectuées					
a) Chiffre d'affaires hors taxes	1 774,2	1 856,6	2 003,4	2 073,8	2 115,2
b) Bénéfice avant impôts, amortissements, provisions et reprises (y compris provision pour investissement et réserve de participation)	1 341,1	1 403,0	1 484,4	2 841,7	1 713,4
c) Impôts sur les bénéfices	- 20,8	- 58,8	- 54,5	- 68,7	- 143,4
d) Bénéfice net	1 230,1	1 589,6	1 690,3	2 822,4	1 552,1
e) Montant des bénéfices distribués	554,4	658,8	738,8	842,9	861,8 (2)
III. Résultat des opérations réduit à une seule action					
a) Bénéfice après impôt et participation, mais avant dotations aux amortissements et provisions	1,99	2,20	2,38	4,68	3,05
b) Résultat net	1,82	2,41	2,64	4,57	2,58
c) Dividende versé à chaque action (non compris l'avoir fiscal)	0,82	1,00	1,18	1,38	1,44 (2)
IV. Personnel					
a) Nombre de salariés	5 746	5 759	5 793	5 862	5 848
b) Montant de la masse salariale	331,8	339,2	345,4	370,3	381,1
c) Montant versé au titre des avantages sociaux (Sécurité sociale, Prévoyance...)	133,9	138,8	142,3	158,7	159,3

(1) Le capital correspond à 602 415 810 actions de 0,2 euro, suite à l'annulation de 7 187 000 actions auto-détenues en date du 13 février 2008 et de 8 410 400 actions en date du 28 août 2008, ainsi qu'à la souscription de 34 600 actions par levées d'options.
(2) Le dividende sera proposé à l'Assemblée Générale des actionnaires le 16 avril 2009.

3 Rapport 2008 du Président du Conseil d'Administration de L'Oréal

3

* *Ces informations font partie intégrante du Rapport Financier Annuel tel que prévu par l'article L.451-1-2 du Code monétaire et financier.*

3.1. Rappel des principes

3.1.1. Le Code de commerce

L'article L.225-37 du Code de commerce, alinéa 6, fait obligation au Président de présenter un rapport complémentaire, joint au Rapport de Gestion :

« *Le Président du Conseil d'Administration rend compte, dans un Rapport joint au rapport mentionné aux articles L.225-100, L.225-102, L.225-102-1 et L.233-26, de la composition, des conditions de préparation et d'organisation des travaux du Conseil, ainsi que des procédures de Contrôle Interne et de gestion des risques mises en place par la société, en détaillant notamment celles de ces procédures qui sont relatives à l'élaboration et au traitement de l'information comptable et financière pour les comptes sociaux et, le cas échéant, pour les comptes consolidés. Sans préjudice des dispositions de l'article L. 225-56, le Rapport indique en outre les éventuelles limitations que le Conseil apporte aux pouvoirs du Directeur général.* »

Ce même article du Code de commerce précise que « *lorsqu'une société se réfère volontairement à un code de gouvernement d'entreprise élaboré par les organisations représentatives des entreprises, le Rapport [...] précise également les dispositions qui ont été écartées et les raisons pour lesquelles elles l'ont été* ». Conformément à son alinéa 9, il est précisé que les informations visées à l'article L. 225-100-3 du Code de commerce sont publiées dans le Rapport de Gestion. En application de l'alinéa 10 du même article L.225-37 du Code de commerce, le Conseil d'Administration de L'Oréal a approuvé le présent Rapport.

3.1.2. Le Code AFEP-MEDEF

Dans sa réunion de novembre 2008, le Conseil d'Administration de L'Oréal a pris connaissance des recommandations de l'AFEP et du MEDEF d'octobre 2008 sur la rémunération des dirigeants mandataires sociaux des sociétés cotées, qui viennent compléter l'ensemble des recommandations sur le gouvernement d'entreprise publiées en octobre 2003.

Le Conseil considère que ces recommandations s'inscrivent dans la démarche de gouvernement d'entreprise de la société. En conséquence, le Code de l'AFEP et du MEDEF ainsi complété et publié dans son intégralité en décembre 2008 ci-après le Code « AFEP-MEDEF », est celui auquel se réfère la société pour l'élaboration du présent Rapport du Président, approuvé par le Conseil dans sa réunion du lundi 16 février 2009.

Le présent Rapport, dans sa partie sur les conditions de préparation et d'organisation des travaux du Conseil (gouvernement d'entreprise), identifie les quelques dispositions du Code AFEP-MEDEF qui n'ont pas été retenues et explique les raisons de ce choix conformément à l'article L. 225-37 du Code de commerce.

Par ailleurs, les informations visées à l'article L. 225-100-3 du Code de commerce sont publiées dans le Rapport de Gestion.

3.2. Rapport du Président du Conseil d'Administration sur les conditions de préparation et d'organisation des travaux du Conseil

La composition du Conseil de L'Oréal, les règles qu'il s'impose, son mode de fonctionnement et les travaux qu'il a menés dans l'année, évalués tous les ans depuis 1996 par les administrateurs, ainsi que les décisions prises, sont traités dans ce Rapport. Le Conseil tient à rappeler qu'il mène avant tout ses travaux de manière collégiale, dans un souci éthique, dans le respect de la loi, des règlements et des recommandations.

3.2.1. Mode de direction choisi : la dissociation des fonctions de Président et de Directeur général

En 2006, le Conseil a décidé de scinder les fonctions de Président et de Directeur Général. Avec une définition claire des responsabilités de chacun, cette dissociation permet à la fois d'assurer une grande continuité dans la vision stratégique et de donner un nouvel élan aux affaires du Groupe.

Le Président du Conseil organise et dirige les travaux de celui-ci, dont il rend compte à l'Assemblée Générale. Il apporte une contribution active à la définition de la stratégie

de développement de la société et veille, par ailleurs, à favoriser et renforcer les liens de celle-ci avec les principaux acteurs de l'économie. Il veille au bon fonctionnement des organes de la société et s'assure, en particulier, que les administrateurs sont en mesure de remplir leur mission. Il peut demander communication de tout document ou information propre à éclairer le Conseil dans le cadre de la préparation de ses réunions. Le Président du Conseil consacre ses meilleurs efforts à promouvoir en toutes circonstances les valeurs et l'image de la société. Il s'exprime ès qualités. Il dispose des moyens matériels nécessaires à l'accomplissement de ses missions.

Le Directeur général, que cette fonction soit assumée par le Président du Conseil ou par une autre personne, est investi des pouvoirs les plus étendus pour agir en toutes circonstances au nom de la société. Il exerce ces pouvoirs dans la limite de l'objet social et sous réserve de ceux que la loi attribue expressément aux Assemblées d'actionnaires et au Conseil.

Toutefois, les opérations pouvant avoir une incidence notable sur le périmètre de consolidation de la société, notamment les opérations d'un montant supérieur à 150 000 000 euros, et toutes les opérations nouvelles sortant des activités habituelles de la société, sont soumises au Conseil. Dans tous les cas, la conclusion d'une opération et sa mise en œuvre font l'objet d'une information au Conseil.

Les administrateurs de L'Oréal ont à nouveau constaté, à l'issue de l'année 2008 et à l'occasion de l'évaluation du mode de fonctionnement du Conseil, que cette dissociation des fonctions donne pleine satisfaction, en contribuant notamment efficacement à la qualité de leurs échanges. Le Président et le Directeur général sont bien chacun dans leur rôle respectif, dans le cadre du Règlement Intérieur voulu par le Conseil[1].

3.2.2. Indépendance des administrateurs

Dans sa réunion du 28 novembre 2008 et à l'occasion de l'évaluation de son mode de fonctionnement, le Conseil de L'Oréal a examiné au cas par cas la situation de chacun de ses membres, notamment au regard des critères d'indépendance énoncés dans le Code AFEP-MEDEF.

Un membre du Conseil d'Administration est indépendant lorsqu'il n'entretient aucune relation de quelque nature que ce soit avec la société, son groupe ou sa Direction qui puisse compromettre l'exercice de sa liberté de jugement.

Dans cet esprit, les critères qui guident le Conseil pour qualifier un membre d'indépendant sont les critères suivants spécifiés par le Code AFEP-MEDEF :

- Ne pas être salarié ou mandataire social de la société, salarié ou administrateur de sa société mère ou d'une société qu'elle consolide et ne pas l'avoir été au cours des cinq années précédentes ;
- Ne pas être mandataire social d'une société dans laquelle la société détient directement ou indirectement un mandat d'administrateur ou dans laquelle un salarié désigné en tant que tel ou un mandataire social de la société (actuel ou l'ayant été depuis moins de cinq ans) détient un mandat d'administrateur ;
- Ne pas être client, fournisseur, banquier d'affaire, banquier de financement :
  - significatif de la société ou de son groupe ;
  - ou pour lequel la société ou son groupe représente une part significative de l'activité ;
- Ne pas avoir de lien familial proche avec un mandataire social ;
- Ne pas avoir été auditeur de l'entreprise au cours des cinq années précédentes.

Le Conseil n'a pas retenu un des critères spécifiés par le Code AFEP-MEDEF en estimant que l'exercice d'un mandat pendant plus de 12 ans ne fait pas perdre sa qualité d'indépendant au membre concerné. En effet, la qualité de l'administrateur se mesure également à son expérience, sa compétence, son autorité et sa bonne connaissance de la société, autant d'atouts qui permettent une conduite à long terme de la stratégie. Les administrateurs de L'Oréal sont présents, actifs et impliqués, ce qui contribue à l'amélioration continue de la qualité des délibérations et des décisions du Conseil. Ils sont engagés, vigilants et participent activement aux débats, dans une totale liberté de jugement et une grande disponibilité. Dans un esprit de loyauté, tous les administrateurs respectent strictement le caractère collégial des décisions prises par le Conseil.

Le Conseil d'Administration de L'Oréal comprend 14 membres : le Président et le Directeur Général, six administrateurs issus des actionnaires majoritaires dont trois du groupe familial de Madame Bettencourt et trois de Nestlé (parmi eux sont choisis les deux Vice-Présidents du Conseil) et six administrateurs indépendants : Mme Annette Roux, MM. Charles-Henri Filippi, Xavier Fontanet, Bernard Kasriel, Marc Ladreit de Lacharrière et Louis Schweitzer. M. Ladreit de Lacharrière est administrateur de L'Oréal depuis plus de 12 ans mais son expérience professionnelle et sa liberté de jugement, alliées à une bonne connaissance de l'entreprise, apportent beaucoup aux débats et décisions du Conseil.

La part des administrateurs indépendants est ainsi d'au moins un tiers et conforme aux prescriptions du Code AFEP-MEDEF. Dans ces conditions, les missions du Conseil sont accomplies avec l'indépendance et l'objectivité nécessaires. Tous les administrateurs tiennent compte des intérêts de tous les actionnaires.

(1) *Cf. § 3.6.1.2 et suivants du Règlement Intérieur du Conseil d'Administration, page 125 du présent document.*

3.2.3. Membres du Conseil d'Administration

3.2.3.1 Nomination d'un nouvel administrateur en 2008

Les membres du Conseil d'Administration ayant pris acte de la démission de M. Franck Riboud en 2007 et de la vacance consécutive de son siège d'administrateur, il a été proposé au Conseil de procéder à une nomination provisoire par cooptation, conformément à la loi. Le Conseil a, le 30 novembre 2007, décidé de nommer M. Charles-Henri Filippi administrateur à titre provisoire, sous réserve de ratification par l'Assemblée Générale de 2008, pour la durée restant à courir du mandat de son prédécesseur soit jusqu'à l'Assemblée Générale appelée à statuer en 2010 sur les comptes de l'exercice 2009.

M. Filippi, Président jusqu'en décembre 2008 du Conseil d'Administration de HSBC France, est un administrateur indépendant, libre d'intérêt, disponible et compétent, qui complète harmonieusement l'expertise du Conseil dans le domaine financier.

L'Assemblée Générale du 22 avril 2008, connaissance prise du Rapport du Conseil d'Administration, a ratifié la cooptation décidée par le Conseil en novembre 2007, de M. Filippi en qualité d'administrateur, jusqu'à l'issue de l'Assemblée Générale tenue en 2010 pour statuer sur les comptes de l'exercice 2009.

M. Filippi a été nommé Président du Comité d'Audit de L'Oréal en avril 2008.

3.2.3.2. Renouvellement du mandat d'un administrateur en 2008

Le Conseil d'Administration a proposé à l'Assemblée Générale le renouvellement du mandat d'administrateur de M. Bernard Kasriel qui arrivait à échéance à l'issue de l'Assemblée de 2008. M. Kasriel a 61 ans. Il est marié et a trois enfants. Il est polytechnicien, diplômé de l'INSEAD et de Harvard. Il est entré chez Lafarge en 1977, puis nommé Directeur général adjoint en 1982. Après avoir été détaché aux Etats-Unis de 1987 à 1989, il est nommé Vice-Président Directeur Général de 1989 à 2003 puis Directeur Général de 2003 à 2005. Il est administrateur de L'Oréal depuis 2004 et également administrateur de Lafarge et d'Arkema. M. Kasriel est parfaitement indépendant dans le contexte du Conseil d'Administration, très disponible, assidu et libre de jugement. Le Conseil a souhaité lui confier la Présidence du Comité des Nominations et du Comité des Rémunérations. Il est membre du Comité « Stratégie et Réalisations ».

L'Assemblée Générale du 22 avril 2008 a renouvelé, pour la durée statutaire de quatre ans, le mandat d'administrateur de M. Bernard Kasriel. Ce mandat prendra fin à l'issue de l'Assemblée Générale tenue en 2012 pour statuer sur les comptes de l'exercice 2011.

3.2.3.3. Présentation de tous les administrateurs

La liste détaillée des mandats et fonctions exercés dans toute société, durant l'exercice 2008 et au cours des cinq dernières années, par chacun des mandataires sociaux, figure ci-contre :

3.3. Mandataires sociaux

LISTE DES MANDATS ET FONCTIONS DES MANDATAIRES SOCIAUX EXERCÉS AU COURS DES CINQ DERNIÈRES ANNÉES

Sir Lindsay Owen-Jones — **Echéance du mandat** 2010

Administrateur depuis 1984
Président du Conseil d'Administration
Président du Comité « Stratégie et Réalisations »
Adresse professionnelle : L'Oréal - 41, rue Martre - 92117 Clichy Cedex
Détient 2 829 005 actions L'Oréal

Autres mandats et fonctions en cours		
Sociétés françaises		
Alba Plus SASU	Président	
L'Air Liquide S.A.	Vice-Président du Conseil d'Administration	
Sanofi-Aventis S.A.	Administrateur	
Sociétés étrangères		
Ferrari S.p.A. (Italie)	Administrateur (Amministratore)	
L'Oréal U.K. Ltd (Royaume-Uni)	Chairman & Director	
L'Oréal USA Inc. (Etats-Unis)	Chairman & Director	
Autre		
Fondation d'Entreprise L'Oréal	Président du Conseil d'Administration Administrateur	
Mandats et fonctions exercés au cours des cinq dernières années et expirés		**Echéance du mandat**
Sociétés françaises		
L'Air Liquide S.A.	Vice-Président du Conseil de Surveillance	Mai 2006
L'Oréal S.A.	Directeur général	Avril 2006
BNP Paribas S.A.	Administrateur	Décembre 2005
Gesparal S.A. (absorbée par L'Oréal)	Administrateur	Avril 2004
Société étrangère		
Galderma Pharma (Suisse)	Administrateur	Mai 2006
	Président du Conseil d'Administration	Mai 2004

Jean-Paul Agon — **Echéance du mandat** 2010

Administrateur depuis 2006
Directeur Général
Adresse professionnelle : L'Oréal - 41, rue Martre - 92117 Clichy Cedex
Détient 11 500 actions L'Oréal

Autres mandats et fonctions en cours		
Sociétés étrangères		
Galderma Pharma S.A. (Suisse)	Administrateur	
L'Oréal USA Inc. (Etats-Unis)	Director	
The Body Shop International PLC (Royaume-Uni)	Vice-Chairman and Director	
Autre		
Fondation d'Entreprise L'Oréal	Administrateur	
Principaux mandats et fonctions (1) exercés au cours des cinq dernières années et expirés		**Echéance du mandat**
Société française		
L'Oréal S.A.	Directeur Général Adjoint	Avril 2006
Sociétés étrangères		
Galderma Pharma S.A. (Suisse)	Président du Conseil d'Administration	Mai 2008
L'Oréal Canada (Canada)	Administrateur et Président du Conseil d'Administration	Juin 2005
L'Oréal USA Inc. (Etats-Unis)	*President & Chief Executive Officer*	Juin 2005

(1) Monsieur Jean-Paul Agon a par ailleurs exercé, au cours des cinq dernières années, divers mandats et fonctions dans des sociétés du Groupe Filiales de L'Oréal USA dont il était President et Chief Executive Officer jusqu'en juin 2005.

Jean-Pierre Meyers — **Echéance du mandat** 2009

Administrateur depuis 1987
Vice-Président du Conseil d'Administration
Membre du Comité d'Audit
Membre du Comité « Stratégie et Réalisations »
Membre du Comité des Nominations et du Comité des Rémunérations
Adresse professionnelle : Téthys - 27-29, rue des Poissonniers - 92200 Neuilly sur Seine
Détient 15 332 actions L'Oréal

Autres mandats et fonctions en cours		
Société française		
Téthys SAS	Directeur Général Membre du Conseil de Surveillance	
Société étrangère		
Nestlé S.A.	Administrateur	
Autre		
Fondation Bettencourt Schueller	Vice-Président du Conseil d'Administration	
Mandats et fonctions exercés au cours des cinq dernières années et expirés		**Echéance du mandat**
Sociétés françaises		
Gesparal S.A. (absorbée par L'Oréal)	Administrateur	Avril 2004
Gespral S.A.	Administrateur	Juillet 2007
Autre		
Fondation Ophtalmologique Adolphe de Rothschild	Administrateur	Octobre 2007

Peter Brabeck-Letmathe

Administrateur depuis 1997
Vice-Président du Conseil d'Administration
Membre du Comité « Stratégie et Réalisations »
Membre du Comité des Nominations et du Comité des Rémunérations
Détient 27 400 actions L'Oréal

Echéance du mandat
2009

Principale fonction exercée en dehors de L'Oréal		
Nestlé S.A. (Suisse) Adresse professionnelle : Avenue Nestlé, 55 - CH 1800 Vevey - Suisse	Président du Conseil d'Administration	
Autres mandats et fonctions en cours		
Sociétés étrangères		
Credit Suisse Group (Suisse)	Vice-Président du Conseil d'Administration (depuis le 25 avril 2008) Administrateur	
Roche Holding S.A. (Suisse)	Administrateur	
Uprona (Canada) Ltd (Canada)	Administrateur et Président	
Delta Topco Limited (Jersey)	Administrateur (depuis le 4 septembre 2006)	
Autres		
Forum Economique Mondial (Suisse)	Membre du Conseil de Fondation	
Table Ronde des Industriels Européens (Belgique)	Membre	
Mandats et fonctions exercés au cours des cinq dernières années et expirés		**Echéance du mandat**
Société française		
Gesparal S.A. (absorbée par L'Oréal)	Administrateur	Avril 2004
Sociétés étrangères		
Alcon, Inc (Suisse)	Vice-Président du Conseil d'Administration	Mai 2006
Dreyer's Grand Ice Cream Holdings, Inc (Etats-Unis)	Vice-Président du Conseil d'Administration	Mars 2006
Credit Suisse (Suisse)	Vice-Président du Conseil d'Administration	Avril 2005
Credit Suisse First Boston (Suisse)	Vice-Président du Conseil d'Administration	Avril 2005
Credit Suisse Group (Suisse)	Vice-Président du Conseil d'Administration	Avril 2005
Nestlé S.A. (Suisse)	Administrateur délégué *(CEO)*	Avril 2008
Winterthur Insurance Company (Suisse)	Vice-Président du Conseil d'Administration	Avril 2005
Winterthur Life (Suisse)	Vice-Président du Conseil d'Administration	Avril 2005
Autres		
Cereal Partners Worldwide (Suisse)	Coprésident du *Supervisory Board*	Avril 2008
ECR Europe (Belgique)	Coprésident du *Executive Board*	Mai 2008
Fondation Avenir Suisse (Suisse)	Membre du Conseil	Décembre 2004
Fondation pour la Fédération Internationale des sociétés de la Croix-Rouge et du Croissant-Rouge (Suisse)	Membre du Conseil	Novembre 2005
Prince of Wales International Business Leaders Forum (Royaume-Uni)	Président adjoint	Mars 2005

Liliane Bettencourt — **Echéance du mandat**

Administrateur depuis 1995 — **2011**
Membre du Comité « Stratégie et Réalisations »
Adresse professionnelle : Téthys - 27-29, rue des Poissonniers - 92200 Neuilly sur Seine
5 633 actions L'Oréal détenues en pleine propriété et 185 654 833 actions L'Oréal détenues en pleine propriété ou en usufruit par Téthys, société dont Madame Bettencourt est Présidente et dont elle détient en pleine propriété ou en usufruit la quasi-totalité des actions et des droits de vote attachés

Autres mandats et fonctions en cours

Sociétés françaises	
Clymene SAS	Présidente
Eugène Schueller SARL	Gérante
Téthys SAS	Présidente Présidente du Comité Stratégique Membre du Conseil de Surveillance
Autre	
Fondation Bettencourt Schueller	Présidente

Mandats et fonctions exercés au cours des cinq dernières années et expirés		**Echéance du mandat**
Sociétés françaises		
Compagnie Nouvelle d'Investissement S.A.	Administrateur	Juin 2005
Gesparal S.A. (absorbée par L'Oréal)	Administrateur	Avril 2004
Gespral S.A.	Présidente du Conseil d'Administration	Juillet 2007

Françoise Bettencourt Meyers — **Echéance du mandat**

Administrateur depuis 1997 — **2009**
Adresse professionnelle : Téthys - 27-29, rue des Poissonniers - 92200 Neuilly sur Seine
Détient 283 actions L'Oréal en pleine propriété et 76 440 541 actions en nue-propriété

Autres mandats et fonctions en cours

Sociétés françaises	
Société Immobilière Sebor SAS	Présidente
Téthys SAS	Membre du Conseil de Surveillance
Autre	
Fondation Bettencourt Schueller	Administrateur

Mandats et fonctions exercés au cours des cinq dernières années et expirés		**Echéance du mandat**
Sociétés françaises		
Gesparal S.A. (absorbée par L'Oréal)	Administrateur	Avril 2004
Gespral S.A.	Administrateur	Juillet 2007

Werner J. Bauer
Administrateur depuis 2005
Détient 1 975 actions L'Oréal

Echéance du mandat
2009

Principale fonction exercée en dehors de L'Oréal		
Nestlé S.A. (Suisse) Adresse professionnelle : Avenue Nestlé, 55 - CH 1800 Vevey - Suisse	Directeur Général	
Autres mandats et fonctions en cours		
Sociétés étrangères		
Alcon, Inc. (Suisse)	Administrateur	
Life Ventures S.A. (Suisse)	Administrateur Vice-Président du Conseil d'Administration	
Nestlé Deutschland AG (Allemagne)	Membre du Conseil de Surveillance Président du Conseil de Surveillance	
Nestlé Nespresso S.A. (Suisse)	Administrateur Président du Conseil d'Administration (depuis le 1er décembre 2008)	
Nutrition-Wellness Venture AG (Suisse)	Administrateur Vice-Président du Conseil d'Administration (depuis le 19 octobre 2004)	
Sofinol S.A. (Suisse)	Administrateur Président	
Uprona (Canada) Ltd. (Canada)	Administrateur	
Autres		
Cereal Partners Worldwide (Suisse)	Membre du *Supervisory Board*	
Bertelsmann Foundation (Allemagne)	Membre du Conseil de Fondation *(Member of the Board of Trustees)*	
Société Suisse des Industries Chimiques (Suisse)	Membre du Conseil d'Administration	
Mandat et fonction exercés au cours des cinq dernières années et expirés		**Echéance du mandat**
Société étrangère		
Hans Rychiger AG (Suisse)	Administrateur	Février 2007

Francisco Castañer Basco
Administrateur depuis 1998
Membre du Comité d'Audit
Membre du Comité « Stratégie et Réalisations »
Détient 3 500 actions L'Oréal

Echéance du mandat
2010

Principale fonction exercée en dehors de L'Oréal		
Nestlé S.A. (Suisse) Adresse professionnelle : Avenue Nestlé, 55 - CH 1800 Vevey - Suisse	Directeur Général	
Autres mandats et fonctions en cours		
Sociétés étrangères		
Alcon, Inc. (Suisse) (anciennement Alcon Universal)	Administrateur Vice-Président	
Galderma Pharma S.A. (Suisse)	Administrateur Président du Conseil d'Administration (depuis le 23 mai 2008)	
Nestlé España	Administrateur et Président du Conseil d'Administration (depuis le 30 juin 2008)	
Uprona (Canada) Ltd. (Canada)	Administrateur	
Mandats et fonctions exercés au cours des cinq dernières années et expirés		**Echéance du mandat**
Société française		
Gesparal S.A. (absorbée par L'Oréal)	Administrateur	Avril 2004
Société étrangère		
Galderma Pharma S.A. (Suisse)	Président du Conseil d'Administration	Mai 2006

Charles-Henri Filippi **Président du Comité d'Audit (depuis le 22 avril 2008)** **Administrateur depuis 2007** **Détient 1 000 actions L'Oréal**		**Echéance du mandat** **2010**
Principale fonction exercée en dehors de L'Oréal		
Octagones (Société Mère) et Alfina (filiale) Adresse professionnelle : 9, rue Boissy d'Anglas - 75008 Paris	Président (depuis le 15 janvier 2009)	
Autres mandats et fonctions en cours		
Sociétés françaises		
Euris	Membre du Conseil de Surveillance (depuis le 2 août 2007)	
France Telecom	Administrateur	
Nexity	Censeur	
Piasa S.A.	Administrateur (depuis le 27 mai 2008)	
Société étrangère		
CVC Capital Partners (« CVC »)	*Senior Advisor* (depuis le 20 novembre 2008)	
Autres		
Centre National d'Art et de Culture Georges Pompidou Association des Amis de l'Opéra Comique Association des Amis du Festival d'Automne à Paris	Administrateur Administrateur (depuis le 10 octobre 2007) Président (depuis le 7 mars 2007)	
Mandats et fonctions exercés au cours des cinq dernières années et expirés		**Echéance du mandat**
Sociétés françaises		
Altadis	Administrateur Membre de la Commission Exécutive	Février 2008
Galeries Lafayette	Membre du Conseil de Surveillance	Mai 2005
HSBC Asset Management Holding	Administrateur	Juin 2006
HSBC France	Directeur Général *(CEO)* Président du Conseil d'Administration	Septembre 2007 Décembre 2008
HSBC Private Bank France	Président du Conseil de Surveillance	Juin 2007
Sociétés étrangères		
HSBC Bank plc (Royaume-Uni)	Administrateur	Décembre 2008
HSBC Private Banking Holdings (Suisse) S.A.	Administrateur	Décembre 2008
HSBC Holdings plc (Royaume-Uni)	*Group Managing Director* et Membre du *Group Management Board*	Septembre 2007
HSBC Trinkaus & Burkhardt AG (Allemagne)	Membre du Conseil de Surveillance	Septembre 2007
Seita	*Director*	Avril 2005

Xavier Fontanet
Administrateur depuis 2002
Président du Comité d'Audit [jusqu'au 22 avril 2008]
Détient 1 050 actions L'Oréal

Echéance du mandat
2010

Principale fonction exercée en dehors de L'Oréal		
Essilor International S.A. Adresse professionnelle : 147, rue de Paris - 94227 Charenton Cedex	Président-Directeur Général	
Autres mandats et fonctions en cours		
Sociétés françaises		
Crédit Agricole S.A.	Administrateur	
Fonds Stratégiques d'Investissement S.A.	Administrateur (depuis le 19 décembre 2008)	
Sociétés étrangères		
EOA Holding Co. Inc. (Etats-Unis)	Administrateur Président	
Essilor India PVT Ltd (Inde)	Administrateur	
Essilor of America Inc. (Etats-Unis)	Administrateur	
Essilor Manufacturing India PVT Ltd (Inde)	Administrateur	
Nikon Essilor Co. Ltd (Japon)	Administrateur	
Shanghai Essilor Optical Company Ltd (Chine)	Administrateur	
Transitions Optical Holding B.V. (Pays-Bas)	Administrateur	
Transitions Optical Inc. (Etats-Unis)	Administrateur	
Mandats et fonctions exercés au cours des cinq dernières années et expirés		**Echéance du mandat**
Société française		
Chantiers Bénéteau S.A.	Administrateur	Janvier 2005
Sociétés étrangères		
Essilor Laboratories of America Holding Co.Inc. (Etats-Unis)	Administrateur	Mars 2004
Transitions Optical Ltd (Irlande)	Administrateur	Juillet 2004
Autre		
IMS - Entreprendre pour la Cité	Administrateur	Octobre 2005

Bernard Kasriel | **Echéance du mandat**

Administrateur depuis 2004 | **2012**
Membre du Comité « Stratégie et Réalisations »
Président du Comité des Nominations et du Comité des Rémunérations
Détient 1 290 actions L'Oréal

Principale fonction exercée en dehors de L'Oréal		
LBO France Adresse professionnelle : 148, rue de l'Université - 75007 Paris	Associé Membre du Directoire	
Autres mandats et fonctions en cours		
Sociétés françaises		
Lafarge S.A.	Administrateur	
Arkema S.A.	Administrateur	
Société étrangère		
Nucor (Etats-Unis)	*Director*	
Mandats et fonctions exercés au cours des cinq dernières années et expirés		**Echéance du mandat**
Société française		
Lafarge S.A.	Directeur Général	Décembre 2005
Sociétés étrangères		
Blue Circle North America (Etats-Unis)	*Director*	Décembre 2006
Compagnie Coppée de Développement Industriel (Belgique)	*Director*	Mai 2004
Lafarge North America (Etats-Unis)	*Vice-Chairman of the Board* *Director*	Décembre 2005 Novembre 2006
Lafarge Roofing GmbH (Allemagne)	*Aufsichtsratsvorsitzender* (Membre du Conseil de Surveillance)	Juillet 2006
Sabelfi (Belgique)	*Director*	Mai 2006
Sonoco Products Company (Etats-Unis)	*Director*	Février 2007
Ybitas Lafarge (Turquie)	*Director*	Mars 2004

Marc Ladreit de Lacharrière **Administrateur depuis 1984** **Détient 40 040 actions L'Oréal**		**Echéance du mandat** **2010**
Principale fonction exercée en dehors de L'Oréal		
F. Marc de Lacharrière (Fimalac) Adresse professionnelle : 97, rue de Lille - 75007 Paris	Président-Directeur Général	
Autres mandats et fonctions en cours		
Sociétés françaises		
Agence France Museums	Président du Conseil d'Administration	
Casino	Administrateur	
Fimalac Participations	Gérant	
Groupe Marc de Lacharrière	Président du Directoire	
Renault S.A.	Administrateur	
Renault SAS	Administrateur	
Sociétés étrangères		
Algorithmics (Canada)	Administrateur	
Fitch Group (Etats-Unis)	*Chairman*	
Fitch Ratings (Etats-Unis)	*Chairman*	
Autres		
Banque de France	Membre du Conseil Consultatif	
Comité National des Conseillers du Commerce Extérieur de la France	Président d'Honneur	
Conseil Artistique des Musées Nationaux	Membre	
Fondation d'Entreprise Culture et Diversité	Membre	
Fondation Bettencourt Schueller	Membre	
Fondation d'Entreprise L'Oréal	Administrateur	
Fondation des Sciences Politiques	Membre	
Institut de France	Membre	
Musée des Arts Décoratifs	Membre	
Mandats et fonctions exercés au cours des cinq dernières années et expirés		**Echéance du mandat**
Sociétés françaises		
Groupe Marc de Lacharrière	Gérant	Décembre 2006
Sibmar SC	Gérant	Février 2004
Sociétés étrangères		
Cassina (Italie)	Administrateur	Juin 2005
Fitch Group Holdings (Etats-Unis)	*Chairman*	2006
Autres		
Conseil Stratégique pour l'Attractivité de la France	Membre	Mars 2005
Musée du Louvre	Membre	Mars 2005
Le Siècle	Membre	Juin 2005

Annette Roux **Administrateur depuis 2007** **Détient 1 000 actions L'Oréal**		**Echéance du mandat** **2011**
Principale fonction exercée en dehors de L'Oréal		
Bénéteau S.A. [1][2] Adresse professionnelle : Les Embruns - 16, boulevard de la Mer - 85800 Saint-Gilles-Croix-de-Vie	Vice-Présidente du Conseil de Surveillance	
Autres mandats et fonctions en cours		
Sociétés françaises		
Beri 21 S.A.	Présidente du Conseil de Surveillance	
Beri 3000 S.A.	Président-Directeur Général	
Chantiers Bénéteau S.A. [2]	Administrateur	
Chantiers Jeanneau S.A. [2]	Administrateur	
Construction Navale Bordeaux S.A. [2]	Administrateur	
O'Hara S.A. [2]	Administrateur	
Société étrangère		
Beneteau España [2]	Administrateur	
Autres		
Fédération des Industries Nautiques	Présidente	
Fondation d'Entreprise Bénéteau	Présidente	
Mandats et fonctions exercés au cours des cinq dernières années et expirés		**Echéance du mandat**
Sociétés françaises		
Bénéteau S.A.	Présidente du Conseil d'Administration	Janvier 2005
Caisse Régionale de Crédit Maritime Mutuel de Vendée « La Vendéenne » SC	Administrateur	Décembre 2006
Société étrangère		
Beneteau España [2]	Présidente	Mars 2008

(1) Société cotée sur l'Eurolist, compartiment A.
(2) Sociétés contrôlées par Beri 21 S.A.

Louis Schweitzer
Administrateur depuis 2005

Détient 2 000 actions L'Oréal

Echéance du mandat
2009

Principale fonction exercée en dehors de L'Oréal		
Haute Autorité de Lutte contre les Discriminations et pour l'Egalité Adresse professionnelle : 11, rue Saint-Georges - 75009 Paris	Président	
Autres mandats et fonctions en cours		
Sociétés françaises		
BNP Paribas	Administrateur	
Renault	Président du Conseil d'Administration (renouvellement du mandat d'administrateur non demandé en 2009)	
Veolia Environnement	Administrateur	
Le Monde (LMPA, LMSA, SEM)	Président du Conseil de Surveillance (depuis le 11 février 2008)	
Sociétés étrangères		
AB Volvo (Suède)	Administrateur	
Allianz AG (Allemagne)	Membre du Conseil Consultatif	
AstraZeneca (Royaume-Uni)	Administrateur Président du Conseil d'Administration	
Autres		
Banque de France	Membre du Conseil Consultatif	
Comité des Salons	Président	
Festival d'Avignon	Président	
Fondation Nationale des Sciences Politiques	Membre du Conseil	
Institut Français des Relations Internationales	Membre du Conseil	
Musée du Quai Branly	Administrateur	
Société des Amis du Musée du Quai Branly	Président	
Mandats et fonctions exercés au cours des cinq dernières années et expirés		**Echéance du mandat**
Sociétés françaises		
Electricité de France	Administrateur	Avril 2008
RCI Banque (anciennement dénommée Renault Crédit International)	Administrateur	Février 2005
Renault	Président-Directeur Général	Avril 2005
Sociétés étrangères		
Philips (Pays-Bas)	Vice Président du Conseil de Surveillance	Avril 2008
Renault-Nissan B.V (Pays-Bas)	Président du Directoire	Avril 2005
Autres		
Le Cercle de l'Orchestre de Paris	Président du Conseil d'Administration	Juin 2008
MEDEF	Membre du Conseil Exécutif	Octobre 2005
MEDEF International	Président	Novembre 2005
Musée du Louvre	Membre du Conseil	Mai 2008

Autres informations visées à l'Annexe 1 du Règlement Européen n° 809/2004

Liens familiaux existants entre les mandataires sociaux (Article 14.1 de l'Annexe)

Madame Françoise Bettencourt Meyers est la fille de Madame Liliane Bettencourt et l'épouse de Monsieur Jean-Pierre Meyers.

Absence de condamnation ou d'incrimination des mandataires sociaux (Article 14.1 de l'Annexe)

Les mandataires sociaux n'ont pas, à la connaissance de la société, fait l'objet au cours des cinq dernières années de condamnation pour fraude, de faillite, mise sous séquestre ou liquidation, d'incrimination ou sanction publique officielle prononcée par des autorités statutaires ou réglementaires (y compris les organismes professionnels désignés), de décision d'un tribunal les empêchant d'agir en qualité de membre d'un organe d'administration, de direction ou de

surveillance ou d'intervenir dans la gestion ou la conduite des affaires d'un émetteur.

Conflits d'intérêts potentiels entre les devoirs des mandataires sociaux, à l'égard de L'Oréal, et leurs intérêts privés et/ou d'autres devoirs (Articles 14.2 et 18.3 de l'Annexe)

Le point 3.2.2 du Rapport du Président (page 101 du présent Tome 2) examine la situation de chacun des administrateurs au regard des critères d'indépendance énoncés dans le Code AFEP-MEDEF.

Le mode d'organisation et de fonctionnement adopté par le Conseil lui permettrait, le cas échéant, de prévenir un éventuel exercice abusif du contrôle par un actionnaire, notamment par la présence de 6 administrateurs indépendants au sein du Conseil d'Administration.

Voir également le point 2.6.8. du Rapport de gestion (page 82 du présent Tome 2) qui traite des accords portant sur les titres composant le capital de la société.

Informations sur les contrats de service liant les membres des organes d'administration (Article 16.2 de l'Annexe)

Les mandataires sociaux ne sont pas liés à L'Oréal ou à l'une quelconque de ses filiales par un contrat de services prévoyant l'octroi d'avantages au terme d'un tel contrat.

3.4. Informations sur les séances du Conseil d'Administration : de bonnes pratiques

Le Conseil recherche en permanence un mode de fonctionnement qui, tout en respectant rigoureusement la loi, assure les conditions d'un bon gouvernement de l'entreprise. Nommés par les actionnaires, les administrateurs contrôlent la gestion économique et financière du Groupe et participent à la définition de sa stratégie. Ils examinent et approuvent les grandes lignes d'actions retenues par la Direction Générale, qui les met en œuvre.

En 2008, le Conseil s'est réuni 6 fois, avec un taux d'assiduité de 90 % en moyenne. Les administrateurs étaient tous présents à l'Assemblée Générale. Pour 2008, le Conseil a particulièrement apprécié les présentations qui lui ont été faites, souvent en présence de dirigeants, et les débats qui ont suivi sur un grand nombre des aspects de la stratégie du Groupe et des perspectives de chaque Division.

De nouveaux progrès ont été constatés dans le fonctionnement des Comités du Conseil, dont les travaux préparatoires en facilitent les délibérations. La description des principaux travaux conduits par chaque Comité se trouve ci-dessous ; elle permet d'identifier les principaux thèmes traités ensuite en réunion du Conseil.

Le taux de participation de chacun des administrateurs aux réunions du Conseil se trouve dans le tableau de répartition des jetons de présence dans le chapitre du Rapport de Gestion sur les rémunérations des mandataires sociaux, page 74 et suivantes.

3.4.1. Evaluation du Conseil d'Administration : un Conseil qui examine périodiquement son mode de fonctionnement et évalue son organisation et la qualité de ses travaux

Le Conseil procède chaque année dans sa dernière réunion, à une évaluation de sa composition, de son organisation et de son mode de fonctionnement.

A partir de la synthèse des entretiens individuels préalables entre l'administrateur et le Secrétaire du Conseil, le Conseil envisage les voies de progrès toujours possibles et, à l'issue du débat qui a lieu, prend les mesures d'amélioration qu'il juge utiles.

Cette évaluation s'effectue maintenant dans le cadre du code AFEP-MEDEF, auquel le Conseil se réfère comme il l'a indiqué dans un communiqué le 28 novembre 2008.

Les administrateurs ont à nouveau exercé en 2008 leur totale liberté de jugement. Cette liberté de jugement leur a permis de participer, en toute indépendance, aux travaux puis aux décisions collégiales du Conseil et, le cas échéant, aux travaux préparatoires puis aux propositions des Comités du Conseil. Le Conseil a estimé que la qualité de ses réunions ne cesse de s'améliorer. Le regard sur la stratégie s'est approfondi conformément aux souhaits des administrateurs qui estiment avoir une meilleure connaissance des métiers, des marchés et de la concurrence. Le Conseil mesure avec régularité les différents enjeux stratégiques du Groupe et il prend les décisions correspondantes.

Pour participer aux débats et prendre des décisions en connaissance de cause, l'administrateur doit disposer des documents et informations nécessaires à l'accomplissement de sa mission et au bon déroulement collégial des travaux du Conseil. Le Conseil a disposé en 2008 d'une information régulière et fiable sur l'activité du Groupe. Les administrateurs souhaitent que les progrès ainsi constatés continuent d'enrichir leurs délibérations et ils ont proposé d'élargir encore les thèmes à mettre à l'ordre du jour de leurs réunions, notamment dans le cadre de la stratégie.

Le Conseil, avec la Direction Générale, a contribué à la mise en place dans le Groupe d'un Code de déontologie boursière. Sur la base des textes de loi, règlements et recommandations, ce code rappelle qu'une information privilégiée ne doit être transmise et utilisée qu'à des fins professionnelles. Une information privilégiée est une information non publique, précise, qui, si elle était rendue publique, pourrait avoir une influence sensible sur le cours de l'action. Cette information privilégiée peut être, notamment, de trois sortes : stratégique, liée à la définition et à la mise en œuvre de la politique de développement du Groupe ; récurrente, liée au calendrier annuel de production et de publication des comptes annuels et intermédiaires, des communications régulières ou des réunions périodiques consacrées à l'information financière ; ponctuelle, liée à un programme, à un projet ou à une opération financière donnée.

Le Code de déontologie boursière incite à la plus grande prudence quand il s'agit pour le détenteur d'une information privilégiée de réaliser ou de faire réaliser des opérations financières sur les titres L'Oréal en Bourse et souligne que les fautes en la matière sont passibles de sanctions pénales. Dans le Règlement Intérieur du Conseil, il est demandé tout spécialement à l'administrateur, qui a le statut d'initié permanent, de s'abstenir d'effectuer des opérations sur les titres L'Oréal précisément pendant certaines périodes et lorsqu'il dispose, dans le cadre de ses fonctions particulières, d'informations privilégiées.

Enfin, les administrateurs communiquent à l'Autorité des Marchés Financiers chaque transaction réalisée par eux ou leurs proches sur les titres L'Oréal. Cette obligation leur est périodiquement rappelée par la société.

3.4.2. Etat récapitulatif des opérations réalisées en 2008 sur les titres L'Oréal par les mandataires sociaux

Voir le Rapport de Gestion, page 79.

3.4.3. Le règlement intérieur du Conseil d'Administration

Les travaux du Conseil s'organisent autour d'un Règlement Intérieur qui a pour objet de compléter les règles légales, réglementaires et statutaires auxquelles le Conseil dans son ensemble et les administrateurs en particulier s'astreignent naturellement. Le Règlement Intérieur précise les modalités de fonctionnement du Conseil, dans l'intérêt de la société et de tous ses actionnaires, et celui de ses Comités dont les membres sont des administrateurs auxquels il confie des missions préparatoires à ses travaux.

Ce Règlement Intérieur est susceptible d'être modifié par le Conseil compte tenu de l'évolution des lois et règlements, mais aussi de son propre mode de fonctionnement. Dans ce cas, le nouveau Règlement Intérieur est rendu public dans les meilleurs délais, dans un premier temps sur le site Internet.

Ce Règlement a été dans un premier temps mis à jour en 2006, au moment où le Conseil a décidé de la séparation des fonctions de Président et de Directeur Général et où il est apparu opportun de préciser la mission et le rôle de chacun. La dernière mise à jour du Règlement date de février 2008, après notamment la scission du Comité « Management et Rémunérations » avec la création par le Conseil de deux nouveaux comités d'études : le Comité des Rémunérations et le Comité des Nominations (voir ci-dessous).

Voir le Règlement Intérieur dans son intégralité, en annexe à ce Rapport page 124 et suivants.

3.4.4. Information du Conseil sur la situation financière, la situation de trésorerie et les engagements de la société

La situation financière et la situation de la trésorerie sont revues deux fois par an en séance du Conseil, au moment de l'arrêté des comptes annuels et de l'examen des comptes semestriels.

Les engagements de la société sont examinés au moment du renouvellement annuel des autorisations données au Directeur Général et des délégations qu'il consent.

3.4.5. Les Comités du Conseil d'Administration : des Comités d'études actifs dans la préparation des travaux du Conseil

Les débats et les décisions du Conseil sont facilités par les travaux préparatoires de ses Comités d'études, qui lui rendent compte après chacune de leurs réunions. Les Comités ont été à nouveau chargés par le Conseil en 2008 de préparer ses délibérations. La composition de ces Comités est donnée en introduction au Document de Référence (tome 1, page 7) ; leurs missions sont précisées dans le Règlement Intérieur du Conseil et leurs travaux en 2008 sont détaillés dans le présent Rapport. Les Comités agissent dans le cadre de la mission

qui leur a été confiée par le Conseil et n'ont donc pas de pouvoir de décision.

Conformément aux décisions prises par le Conseil d'Administration fin 2007 de scinder en deux le Comité « Management et Rémunérations », le Comité des Rémunérations et le Comité des Nominations ont été mis en place début 2008. Le Conseil a noté qu'il s'agit d'un réel progrès dans la préparation et le suivi de ses travaux.

3.4.5.1. Le Comité « Stratégie et Réalisations »

Ce Comité éclaire par ses analyses les orientations stratégiques soumises au Conseil et suit la réalisation et l'évolution des opérations significatives en cours. Il veille au maintien des grands équilibres financiers. Dans ce cadre, le Comité examine les grands axes, options ou projets stratégiques présentés par la Direction générale avec leurs conséquences économiques et financières, les opportunités d'acquisitions, les opérations financières susceptibles de modifier de manière significative la structure du bilan.

Le Comité est composé de six administrateurs de L'Oréal, dont deux membres appartenant à la famille Bettencourt (Mme Liliane Bettencourt et M. Jean-Pierre Meyers) et deux membres émanant de Nestlé (M. Peter Brabeck Letmathe et M. Francisco Castañer Basco). Il est présidé par le Président du Conseil (Sir Lindsay Owen-Jones) et un administrateur indépendant en fait également partie (M. Bernard Kasriel). Ces administrateurs participent de manière active aux réunions du Comité, en toute liberté de jugement et dans l'intérêt de tous les actionnaires.

Le Comité s'est réuni 4 fois en 2008, en présence de tous ses membres. Outre l'activité des Divisions et des Zones géographiques du Groupe, avec notamment l'évolution du chiffre d'affaires et des résultats, le Comité a examiné les conditions de l'acquisition d'Yves Saint Laurent Beauté et le programme de rachat d'actions.

Différents aspects de la stratégie et particulièrement des métiers de L'Oréal ont été présentés et discutés en Comité, puis en séance du Conseil en présence de dirigeants. L'attention du Comité s'est portée en fin d'année sur les conséquences de la crise financière ; le Conseil a pu à nouveau constater la robustesse du bilan de L'Oréal.

De tous ses travaux, le Comité a rendu compte au Conseil.

3.4.5.2. Le Comité d'Audit

Ce Comité s'assure que la Direction Générale dispose des moyens lui permettant d'identifier et de gérer les risques d'ordre économique, financier et juridique auxquels le Groupe est confronté en France et à l'étranger, dans le cadre de ses opérations courantes ou exceptionnelles.

Par ailleurs, si au cours de ses travaux, le Comité détecte un risque important qui ne lui paraît pas être traité de manière adéquate, il en alerte le Président du Conseil. Le Comité peut également, en accord avec la Direction Générale, s'informer auprès des personnes susceptibles de l'éclairer dans l'accomplissement de sa mission, notamment les cadres responsables économiques et financiers et ceux qui ont en charge le traitement de l'information financière.

Les administrateurs membres du Comité sont au nombre de trois : M. Charles-Henri Filippi, administrateur indépendant qui dispose d'une compétence financière reconnue, Président du Comité depuis avril 2008, M. Jean-Pierre Meyers et M. Francisco Castañer, tous les deux membres du Comité depuis sa création en 1999. Ces administrateurs participent de manière active aux réunions du Comité, en toute liberté de jugement et dans l'intérêt de tous les actionnaires.

La disposition du Code AFEP-MEDEF qui préconise deux tiers d'administrateurs indépendants n'a pas été retenue dans la mesure où la société est contrôlée par deux actionnaires de référence.

En 2008, le Comité s'est réuni 4 fois, en présence de tous ses membres et des Commissaires aux Comptes. Les documents comptables et financiers, nécessaires, notamment dans le cadre de l'arrêté des comptes annuels et de l'examen des comptes semestriels, lui ont été communiqués préalablement aux séances concernées.

Le Comité a en 2008 auditionné le Vice-Président Directeur Général Administration Finances, le Directeur des Affaires Economiques, le Directeur des Opérations Financières et de la Trésorerie, le Directeur Juridique, le Directeur du Contrôle Interne, le Directeur de l'Audit Interne et le Directeur de l'Organisation et des Systèmes d'Information. Le Comité a jugé que les travaux de l'Audit Interne et le processus de Contrôle Interne en place, qu'il a examinés à plusieurs reprises notamment sous l'aspect des risques, progressent en qualité. Le Comité a par ailleurs pris connaissance de l'endettement et de la structure du financement de la société, ainsi que des risques sur les principales contreparties.

Le Comité a également examiné les risques juridiques et la situation des provisions et des contentieux dans le cadre de la clôture des comptes, ainsi que la mise en œuvre de plans d'amélioration de la sécurité des systèmes d'information et la réalisation d'une cartographie des risques informatiques.

De tous ses travaux, le Comité a rendu compte au Conseil.

3.4.5.3. Le Comité des Nominations

Le Comité des Nominations fait des propositions au Conseil pour le choix des administrateurs, émet un avis sur les propositions du Président pour la nomination du Directeur Général et veille à la mise en place d'une procédure de préparation des plans de succession des mandataires sociaux en cas de vacance imprévisible. Il supervise le mode d'évaluation du Conseil et conduit la réflexion sur les Comités chargés de préparer le travail du Conseil. Il émet un avis sur la qualification d'administrateur indépendant et vérifie les critères d'appréciation.

Les administrateurs membres du Comité sont au nombre de trois : M. Bernard Kasriel, administrateur indépendant et Président du Comité, M. Jean-Pierre Meyers et M. Peter Brabeck Letmathe. Ces administrateurs participent de

manière active aux réunions du Comité, en toute liberté de jugement et dans l'intérêt de tous les actionnaires.

La disposition du Code AFEP-MEDEF qui préconise une majorité d'administrateurs indépendants n'a pas été retenue dans la mesure où la société est contrôlée par deux actionnaires de référence.

Le Comité s'est réuni 3 fois en 2008, en présence de tous ses membres. Le Président du Conseil est associé à ses travaux, à l'exception de tous les sujets qui le concernent, de près ou de loin.

Le Comité a examiné l'organisation du Conseil, de ses Comités et particulièrement celle du Comité d'Audit dont l'expertise financière a été renforcée. Il a travaillé sur un meilleur cadencement du renouvellement des administrateurs.

Compte tenu notamment des nouvelles obligations en matière d'informations à publier sur les administrateurs, le Comité a proposé au Conseil de valider les critères d'indépendance et d'examiner au cas par cas la situation correspondante de chacun des administrateurs. Dans ce Document de Référence 2008 (tome 1 page 07 et tome 2 pages 101 à 113) les administrateurs indépendants sont dans ce cadre clairement qualifiés, compte tenu également des critères retenus par le Conseil.

Le Comité a également suivi l'évolution du Comité de Direction du Groupe.

De tous ses travaux, le Comité a rendu compte au Conseil.

3.4.5.4. Le Comité des Rémunérations

Le Comité des Rémunérations fait des propositions au Conseil sur tous les aspects de la rémunération du Président et du Directeur Général, particulièrement au regard des recommandations de place, sur la mise en place de plans incitatifs à long terme, prévoyant par exemple des distributions de stock-options ou d'actions gratuites, et sur l'enveloppe des jetons de présence et leur mode de distribution.

Les administrateurs membres du Comité sont au nombre de trois : M. Bernard Kasriel, administrateur indépendant et Président du Comité, M. Jean-Pierre Meyers et M. Peter Brabeck Letmathe. Ces administrateurs participent de manière active aux réunions du Comité, en toute liberté de jugement et dans l'intérêt de tous les actionnaires.

La disposition du Code AFEP-MEDEF qui préconise une majorité d'administrateurs indépendants n'a pas été retenue dans la mesure où la société est contrôlée par deux actionnaires de référence.

En 2008, le Comité s'est réuni 3 fois, en présence de tous ses membres et en toute indépendance. Le Président du Conseil est associé à ses travaux, à l'exception de tous les sujets qui le concernent.

Sur proposition du Comité qui en a débattu, le Conseil a arrêté en 2008 le principe et le mode de calcul des conditions liées aux performances du Directeur Général pour le calcul de ses indemnités dans le cas de la cessation de ses fonctions. L'engagement réglementé correspondant a fait l'objet d'un rapport des Commissaires aux Comptes, publié dans le Document de Référence, et a été voté en Assemblée Générale en avril 2008.

Par ailleurs, et dans la continuité des autorisations votées il y a deux ans par l'Assemblée Générale des actionnaires (en 2007), le Comité a examiné la possibilité et les conditions d'attribution en fin d'année 2008 d'options ou d'actions gratuites aux salariés de l'entreprise. Il a été amené à recommander au Conseil de décaler les attributions éventuelles à une période postérieure à l'arrêté des comptes, conformément aux recommandations de l'AFEP et du MEDEF.

Enfin, dans le cadre des recommandations d'octobre 2008 de l'AFEP et du MEDEF sur la rémunération des mandataires sociaux, le Comité a proposé au Conseil de publier un communiqué selon le modèle préconisé, d'adopter la présentation des rémunérations du Président et du Directeur Général dans le Document de Référence 2008 telle que recommandée et d'engager la réflexion sur les modalités et les conséquences de la mise en œuvre d'un éventuel abandon à toute référence à un contrat de travail suspendu.

De tous ses travaux, le Comité a rendu compte au Conseil.

3.4.6. Rémunérations des mandataires sociaux

Les principes et les règles arrêtés par le Conseil d'Administration pour déterminer les rémunérations et avantages de toute nature accordés aux mandataires sociaux sont intégralement traités dans le Rapport de Gestion du Conseil d'Administration, page 74 et suivantes :

- **les rémunérations des membres du Conseil d'Administration ;**
- **les rémunérations des dirigeants mandataires sociaux :**

– rémunération du Président,

– rémunération du Directeur général.

- **le contrat de travail et le mandat social :**

– engagements pris à l'égard du Président,

– engagements pris à l'égard du Directeur Général.

Les options d'actions et l'attribution gratuite d'actions sont traitées dans leur ensemble dans le Rapport de Gestion, page 90 et suivantes.

- **Autorisation donnée au Conseil d'Administration en 2007 de consentir des options d'achat et/ou de souscription d'actions de la société ;**
- **Plans d'options d'achat et de souscription d'actions de L'Oréal S.A. en cours ;**

- **Options consenties à des salariés non mandataires sociaux de L'Oréal ou levées par eux ;**
- **Options levées par les mandataires sociaux nommés par le Conseil ;**
- **Options attribuées aux mandataires sociaux nommés par le Conseil ;**
- **Autorisation donnée au Conseil d'Administration en 2007 de procéder à l'attribution gratuite d'actions.**

3.4.7. Notation financière

Le Groupe L'Oréal est noté par les agences qui lui ont attribué, en octobre 2008 pour Standard & Poor et en juillet 2008 pour Moody's et Fitch, respectivement les notes à court terme A1+, Prime1 et F1+, sans changement par rapport à 2007.

3.4.8. L'Assemblée Générale et les modalités relatives à la participation des actionnaires

Il est rappelé, conformément à l'article 12 des statuts de la Société, que les modalités relatives à la participation des actionnaires aux Assemblées Générales sont celles prévues par la réglementation en vigueur, et que tout actionnaire pourra, si le Conseil d'Administration le décide au moment de la convocation de l'Assemblée, participer à l'assemblée par visioconférence ou par tous moyens de télécommunication et télétransmission y compris Internet, dans les conditions prévues par la réglementation applicable au moment de son utilisation. Le cas échéant, cette décision est communiquée dans l'avis de réunion publié au Bulletin des Annonces Légales et Obligatoires (B.A.L.O.).

3.5. Rapport du Président sur le Contrôle Interne

A la demande du Président du Conseil d'Administration et du Directeur Général, la Direction Générale Administration et Finances a réuni les éléments constitutifs du présent rapport sur la base des différents travaux réalisés par les services en charge des domaines du Contrôle Interne du Groupe.

Pour la composition et la rédaction du présent Rapport ainsi que la définition du Contrôle Interne, nous nous sommes appuyés sur le Cadre de Référence recommandé par l'Autorité des Marchés Financiers le 22 janvier 2007.

3.5.1. Définition et objectifs du Contrôle Interne

Le Contrôle Interne est, chez L'Oréal, un dispositif qui s'applique à la Société et à ses filiales consolidées (« le Groupe ») et vise à assurer que :

- la réalisation des objectifs économiques et financiers s'effectue en conformité avec les lois et réglementations en vigueur ;
- les orientations fixées par la Direction Générale sont mises en œuvre ;
- le patrimoine de la société est valorisé et ses actifs protégés ;
- les informations financières et comptables du Groupe sont fiables et élaborées avec sincérité.

En contribuant à prévenir et maîtriser les risques auxquels est exposé le Groupe, le dispositif de Contrôle Interne doit permettre à la dynamique du développement industriel et économique du Groupe de se réaliser de manière régulière et durable dans un environnement de contrôle adapté à ses métiers. Toutefois une garantie absolue que ces objectifs soient atteints ne peut être fournie.

3.5.2. Composantes du dispositif

3.5.2.1. Organisation et environnement du Contrôle Interne

L'environnement de contrôle, essentiel au dispositif de Contrôle Interne, à la bonne gestion des risques et à l'application des procédures, s'appuie sur les comportements, l'organisation et les hommes. Chez L'Oréal, il s'inscrit dans une culture d'engagement et de rigueur transmise par les dirigeants et également dans la continuité des choix stratégiques du Groupe.

Les valeurs du Groupe

L'Oréal s'est construit sur des valeurs fortes qui ont guidé son développement et contribué à faire sa réputation : l'intégrité, la loyauté, la confiance, la transparence ainsi que le respect de la personne humaine et de la diversité. La Charte Ethique permet de comprendre comment ces valeurs doivent se traduire dans le comportement et les actions des collaborateurs au moyen de règles simples et de présentation de situations concrètes auxquelles ils peuvent être exposés. Ce document, qui existe en 43 langues, a été distribué à l'ensemble des collaborateurs dans le monde et sera remis à chaque nouveau collaborateur. Le Directeur de l'Ethique, rattaché directement au Directeur Général, est notamment

chargé de s'assurer du respect de la Charte Ethique. Un site intranet comportant des informations complémentaires sur l'éthique est mis à la disposition des collaborateurs. Une large campagne de formation en matière éthique a été menée en 2008 et se poursuivra en 2009. En particulier, un module de formation sur l'éthique est inclus dans un séminaire que suivent tous les cadres nouvellement embauchés. Des modules sur l'éthique ont été intégrés dans 9 formations existantes visant notamment les Patrons de pays, les Patrons d'usines, les acheteurs, les recruteurs et d'autres catégories de cadres dirigeants.

Les responsabilités opérationnelles et fonctionnelles

Le Groupe est structuré en Divisions opérationnelles et Zones géographiques qui sont pleinement responsables, avec chaque Direction de pays, d'affaire ou d'entité industrielle, de la réalisation des objectifs définis par la Direction Générale. Les Directions Fonctionnelles apportent leurs expertises à chaque Division opérationnelle ou Zone géographique et y sont représentées par des spécialistes au service des Divisions et des Zones.

Des responsabilités mondiales de représentation, d'animation et de Contrôle Interne des activités relevant de leur direction ou de leur division sont confiées à chacun des membres du Comité de Direction. Le processus de formalisation des délégations de pouvoirs et de responsabilités se poursuit. Les pouvoirs des représentants légaux des sociétés du Groupe et de leurs délégataires sont limités et encadrés conformément notamment aux dispositions de la Charte Juridique.

Au sein des Divisions et des Zones, les spécialistes de gestion, de systèmes d'information, de relations humaines ou de technique logistique et industrielle, qui agissent en support des opérationnels à tous les niveaux de l'organisation, ont un double rattachement opérationnel et fonctionnel. Cette organisation matricielle facilite la diffusion des bonnes pratiques et le contrôle des opérations, tout en intégrant les spécificités des marchés et des modes de distribution.

La Direction de la « Supply Chain », intégrée en 2007 à la Direction Générale des Opérations, met en place les mesures visant à la maîtrise des flux de produits et des flux d'information. Ces mesures passent par une plus grande finesse de pilotage de nos stocks pour améliorer la réactivité aux évolutions du marché et le service aux clients, par la rationalisation de nos réseaux physiques (centrales de distribution et transports) pour réduire nos coûts, et par l'optimisation de nos techniques de prévisions de ventes.

Egalement, la réorganisation et la mutualisation de l'ensemble des catégories d'achats au sein de la Direction Générale des Opérations au cours de l'année 2008 répondent à une volonté forte de renforcer nos relations avec les fournisseurs et nos conditions d'achats, et également de mieux maîtriser l'ensemble des processus achats.

La politique de Relations Humaines

La qualité et la compétence des hommes et des femmes sont des éléments importants du dispositif de Contrôle Interne. La politique des Relations Humaines chez L'Oréal se définit par la recherche constante de l'excellence dans les recrutements et le développement des talents au sein du Groupe, de façon à assurer le niveau de compétence requis dans tous les domaines. Ces activités s'inscrivent aussi dans la politique de diversité du Groupe, cherchant à valoriser et respecter la différence partout dans l'organisation. Les centres de l'Education Permanente proposent des programmes techniques ou d'aide à l'intégration ou au management, adaptés aux différents profils de postes et visant à la maîtrise des métiers, dans tous les domaines d'activité.

Les systèmes d'information

Les orientations stratégiques en termes de systèmes sont déterminées par la Direction Générale Administration et Finances, qui veille à l'harmonisation d'un « ERP » (Enterprise Resource Planning), logiciel de gestion commun à la grande majorité des filiales et émet les directives en matière de sécurité des systèmes. Le plan de déploiement mondial du progiciel intégré contribue également à renforcer la fiabilité et la sécurisation du processus de production des informations, notamment comptables et financières. Avec le même objectif, la Direction Générale des Opérations poursuit l'implantation, dans les entités industrielles, d'un logiciel de production et de gestion intégré.

Les procédures et normes encadrant les activités

Chaque Direction Fonctionnelle, dans son domaine propre, a la mission de définir les principes et normes applicables à l'ensemble des entités consolidées. Afin d'en faciliter l'appropriation par les collaborateurs, les principes clefs ont été résumés dans les « Fondamentaux du Contrôle Interne ». Ce guide constitue pour le Groupe un cadre de référence dans lequel s'inscrivent les activités opérationnelles, sous forme d'une fiche par domaine. Chaque fiche renvoie aux chartes, codes et normes détaillées du Groupe. Les fiches ont été actualisées et enrichies en 2007, validées par les experts métiers et présentées au Comité de Direction Groupe. Un questionnaire par fonction opérationnelle est proposé aux filiales afin qu'elles puissent faire un bilan de leur entité, effectuer leur propre diagnostic en matière de Contrôle Interne et déterminer les axes d'amélioration pour leur périmètre d'activité.

3.5.2.2. Diffusion en interne des informations

Le partage des informations

La brochure des Fondamentaux du Contrôle Interne a été diffusée individuellement aux Directeurs Généraux et Directeurs Financiers de l'ensemble des filiales consolidées y compris les entités industrielles. De plus, les Fondamentaux, les questionnaires d'auto diagnostic, les Chartes et normes, ainsi que les informations relatives à l'organisation, aux évolutions et aux directives des Directions Fonctionnelles sont mis à disposition des filiales de façon permanente sur les sites Intranet du Groupe.

Les autres moyens de communication interne

Les Zones et Divisions ont pour mission de relayer auprès des filiales les orientations émanant de la Direction Générale. Elles organisent régulièrement des Comités de Politique

Générale (CPG) ou des réunions internationales destinées à communiquer directement avec les Patrons de pays et d'affaires. Les Directions Fonctionnelles animent également leurs réseaux d'experts à travers des séminaires et des formations.

3.5.2.3. Gestion des risques

Pour assurer la pérennité de son développement et la réalisation de ses objectifs, le Groupe veille à anticiper et gérer les risques auxquels il est exposé dans ses différents domaines d'activité. Ces risques sont identifiés dans le chapitre « Facteurs de risques » page 69 et suivantes du Rapport de Gestion et les dispositifs pour améliorer leur anticipation et leur traitement y sont mentionnés. Par ailleurs le règlement du Conseil d'Administration précise le rôle du Comité d'Audit qui « doit s'assurer que la Direction Générale dispose des moyens lui permettant d'identifier et de gérer les risques d'ordre économique, financier et juridique auxquels le Groupe, en France et à l'étranger, est confronté dans le cadre de ses opérations courantes ou exceptionnelles ».

L'analyse des risques comptables et financiers majeurs portant sur les processus des filiales a permis d'identifier les améliorations nécessaires en termes de Contrôle Interne, notamment dans les domaines vente, achats, stocks et immobilisations corporelles. Ces sujets ont été confiés à un groupe de travail chargé de la mise à jour des normes du Groupe relatives à ces domaines (cf. *« les normes de gestion »* au paragraphe 3.5.4.2 ci après)

3.5.2.4. Activités de contrôle

Les mesures préconisées par le Groupe

Dans chaque domaine d'activité, les mesures préconisées relatives aux points clefs de contrôle sont déterminées par les Directions Fonctionnelles.

- Dans le domaine des Relations Humaines, les obligations liées à la gestion du personnel précisent les documents à remettre aux collaborateurs, le traitement des effectifs et charges du personnel, les procédures de recrutement, de formation et d'évaluation ;
- Dans le domaine Juridique, la Charte juridique réaffirme l'obligation du respect des législations locales et fixe notamment les principes internes de signature, les règles générales et particulières en matière de contrats, de droit des marques, de la propriété intellectuelle, du droit des sociétés et du droit de la concurrence. La Charte Assurances rappelle que le Groupe a recours principalement à des programmes mondiaux intégrés pour couvrir notamment la responsabilité civile de toutes ses entités, ainsi que les dommages aux biens et pertes d'exploitation consécutives à un sinistre garanti ;
- Dans le domaine de la sécurité et de la qualité, les procédures liées à la protection des personnes, des biens et des données, dont particulièrement les règles internes émises par la Direction Générale des Opérations, fixent les principes de couverture des risques industriels et logistiques en matière d'organisation et de sécurité. Egalement, les normes de qualité de la production, définissent les règles qui encadrent la qualité des produits, de la conception à la production jusqu'à la distribution. La quasi totalité des usines sont certifiées ISO 9001, pour leur production, ISO 14001 pour leur politique environnementale et OHSAS 1800 pour leur politique sécurité ;
- Dans le domaine des achats, le code de déontologie achats édicte les comportements à respecter dans la gestion des fournisseurs. La norme « Gestion des fournisseurs » et les procédures d'appels d'offre précisent les conditions de mise en concurrence et de référencement des principaux fournisseurs. Les conditions générales d'achat forment le cadre des transactions avec ceux-ci. La norme « Engagements d'achat et gestion de commande », qui requiert un circuit de validation préalable, a pour objectif de faciliter et renforcer la maîtrise des dépenses et des investissements des entités du Groupe ;
- Dans le domaine de la « Supply Chain », les principales missions consistent à définir des préconisations concernant : d'une part le service au client, exprimé notamment à travers les conditions générales de ventes, le suivi des commandes, la gestion des retours et litiges clients ainsi que les procédures de recouvrement, et d'autre part la gestion des centrales de distribution et des stocks, la sous-traitance, la traçabilité des produits, le plan de continuité d'activité, les transports ;
- Dans le domaine de la Finance et de la Trésorerie, la Charte Financière et la norme de gestion du risque de change précisent notamment les principes à retenir par les entités du Groupe afin d'assurer une gestion prudente et centralisée des risques de change. Par ailleurs, le Code de déontologie boursière, détaillé plus haut dans les conditions de préparation des travaux du Conseil d'Administration, est applicable à l'ensemble des collaborateurs ;
- En matière de consolidation et de gestion, les activités de contrôle sont décrites au paragraphe relatif au Contrôle Interne comptable et financier.

3.5.2.5. Surveillance permanente du dispositif de Contrôle Interne

La surveillance exercée par les Directions Fonctionnelles

Les Directions Fonctionnelles procèdent, par leur réseau de spécialistes ou par des audits réguliers, à l'examen du fonctionnement de leurs domaines respectifs : ainsi, les Directions des Achats au niveau des fournisseurs et de leurs conditions de travail, la Direction Sécurité, Hygiène & Environnement pour des vérifications liées à la sécurité des sites et au respect de l'environnement, la Direction de la Qualité pour mesurer la performance et la progression des entités industrielles en matière de qualité de la production. Des indicateurs et des procédures de reporting permettent d'assurer un suivi régulier de l'activité locale de chacune de ces Directions Fonctionnelles.

Le rôle de l'Audit Interne

L'Audit Interne est une équipe centrale rattachée au Vice-Président Directeur Général Administration et Finances et qui effectue des missions régulières de vérification des processus majeurs et d'application des principes et normes du Groupe.

L'Audit Interne a réalisé 47 missions en 2008. Ces audits ont porté sur 32 Affaires commerciales représentant environ 30 % du chiffre d'affaires du Groupe et 11 usines ou supply chains ; les usines auditées représentent environ 14 % de la production mondiale en unités. Par ailleurs, 4 autres missions ont fait l'objet d'une définition préalable des objectifs. Les missions d'audit donnent systématiquement lieu à l'établissement d'un rapport comportant l'exposé des constats et des risques liés et formulant des recommandations dans le cadre d'un plan d'action à mettre en œuvre par l'entité auditée.

Des analyses transversales portant sur les éventuelles faiblesses de Contrôle Interne permettent d'identifier les axes d'amélioration et de renforcement des procédures, en coordination avec la Direction des Affaires Economiques, la Direction du Contrôle Interne, les Divisions et les Zones. L'Audit Interne s'appuie sur le logiciel « ERP » intégré du Groupe dans la réalisation de ses travaux et a développé un certain nombre de transactions spécifiques contribuant à augmenter l'efficacité de ses interventions. Depuis 2007, des missions visant à vérifier certains points clefs de Contrôle Interne dans les paramétrages du logiciel « ERP » sont exécutées avec la participation d'un expert système. L'Audit Interne a réalisé 12 de ces missions sur les deux années 2007 et 2008.

La Direction de l'Audit Interne partage les résultats de ses audits avec les Commissaires aux Comptes du Groupe. Inversement, les remarques des auditeurs externes formulées dans le cadre de leur mission annuelle, sont également prises en considération.

3.5.3 Acteurs

Les principaux acteurs impliqués dans le pilotage du Contrôle Interne sont :

- La Direction Générale et particulièrement son Comité de Direction ;
- Le Comité d'Audit ;
- Les Directions Fonctionnelles ;
- La Direction de l'Audit Interne ;
- La Direction du Contrôle Interne.

La Direction Générale et son Comité de Direction

La mission de la Direction Générale est de définir les principes généraux en matière de Contrôle Interne et de s'assurer de leur mise en place correcte.

Dans le cadre de leurs responsabilités mondiales de Contrôle Interne les membres du Comité de Direction s'appuient sur des dirigeants opérationnels et fonctionnels, selon leurs champs de compétences respectifs. Les dirigeants doivent veiller à l'application de ces principes généraux et s'assurer du bon fonctionnement des procédures permettant d'atteindre le niveau de Contrôle Interne requis par la Direction Générale.

Le Comité d'Audit

Le Conseil d'Administration a toujours affirmé l'importance qu'il accorde, avec la Direction Générale, au Contrôle Interne et à ses principaux domaines d'application. Depuis sa création, le Comité d'Audit est chargé du suivi des actions engagées en matière de Contrôle Interne, et il en rend compte au Conseil d'Administration.

Chaque année, le Comité procède à un examen des principes et des méthodes, du programme et des objectifs ainsi que des conclusions générales des missions de l'Audit Interne. Les initiatives et projets structurants de Contrôle Interne lui sont également présentés. Le Comité fait ensuite un compte-rendu de ses propres réflexions au Conseil d'Administration.

Les Directions Fonctionnelles

Les Directions Fonctionnelles définissent, chacune dans son domaine, les orientations et les procédures qu'elles communiquent aux pays et aux entités.

La Direction Générale Administration et Finances

Elle a pour mission principale d'assister et de contrôler les Divisions Opérationnelles dans leurs activités administratives, financières et juridiques. Elle fixe les règles de fonctionnement qui s'imposent à toutes les entités, assure la définition et la promotion d'outils, de procédures et de bonnes pratiques, notamment dans les domaines suivants : gestion, comptabilité et consolidation, financements et trésorerie, fiscalité, juridique, communication financière, systèmes d'information, assurances. En matière d'assurances, le choix du Groupe est de ne recourir qu'à des assureurs de premier rang et de privilégier l'assurance de son risque client. Les résultats des audits conduits par les compagnies d'assurance dans les usines et les centrales de distribution sont utilisés pour améliorer le Contrôle Interne dans ces entités.

La Direction Générale des Opérations

Elle regroupe les départements Qualité, SH&E (Sécurité Hygiène Environnement), Achats, Systèmes d'information (production), Ressources Humaines (production), Supply Chain, Organisation de la production, Gestion industrielle, Immobilier. Elle définit les normes et les méthodes dans les domaines de la qualité des productions, de la sécurité et de l'environnement. Elle assiste les Divisions Opérationnelles dans la définition et la mise en œuvre de leurs politiques industrielles et logistiques.

Les autres Directions Fonctionnelles

Sont également impliquées dans le Contrôle Interne, la Direction des Relations Humaines, la Direction de la Recherche et du Développement, responsable en particulier de la cosméto-vigilance et de la qualité des formules rentrant dans la composition des produits, la Direction de la Communication et des Relations Extérieures qui coordonne

les opérations de communication, établit les principes de gestion de crise et veille à leur application. Cette Direction est également responsable de la coordination des actions de développement durable.

La Direction de l'Audit Interne

Les missions de l'Audit Interne sont soumises à la Direction Générale et au Comité d'Audit et donnent lieu avec leur accord, à l'établissement d'un plan d'audit annuel. Le choix des missions prend notamment en compte l'évaluation des risques les plus importants identifiés par les responsables des Divisions et des Zones géographiques. Le poids, la contribution aux principaux indicateurs économiques, l'antériorité des entités et le rythme de leur développement sont des paramètres qui sont également pris en considération.

Les plans d'action décidés suite aux audits font l'objet d'un suivi régulier par la Direction de l'Audit Interne, qui mesure le taux de mise en place des recommandations, pondéré par les niveaux de risques attribués, ceci en étroite coordination avec les Divisions et Zones concernées. La synthèse sur l'accomplissement et le résultat des missions ainsi que l'avancement des plans d'action sont présentés au Comité d'Audit.

La Direction du Contrôle Interne

Cette Direction, distincte de l'Audit Interne, assure la diffusion et la mise à jour du guide « Les Fondamentaux du Contrôle Interne ». Des interventions fréquentes dans les séminaires et les cycles de formation contribuent à renforcer la connaissance de ces outils et à en améliorer l'appropriation par les opérationnels.

La Direction du Contrôle Interne, avec les experts métiers du Groupe, s'efforce de promouvoir la bonne compréhension des règles de Contrôle Interne et, à ce titre, a coordonné en 2008 l'animation d'un nouveau Comité de Contrôle Interne auquel participent la Direction des Affaires Economiques et celle de l'Audit Interne. L'objectif de ce Comité est de suivre l'avancement de projets structurants de Contrôle Interne. Par ailleurs, la Direction du Contrôle Interne effectue également une veille constante des obligations réglementaires relatives au Contrôle Interne.

3.5.4. Dispositif de Contrôle Interne relatif à l'élaboration et au traitement de l'information financière et comptable

Pour la rédaction du présent Rapport, nous nous sommes appuyés sur le « Guide d'application relatif au Contrôle Interne de l'information comptable et financière publiée par les émetteurs » du Cadre de Référence de l'AMF. Une revue détaillée de l'ensemble des principes et points clés d'analyse qui y sont décrits a été effectuée fin 2007. Cette approche s'inscrit dans une démarche de progrès permanent et d'amélioration du dispositif de Contrôle Interne déjà en place.

3.5.4.1. Définition, objectifs et périmètre

Le Contrôle Interne comptable et financier couvre les processus qui alimentent les données comptables : processus de production de l'information financière, processus d'arrêtés des comptes et actions de communication.

Le dispositif de Contrôle Interne comptable et financier vise à assurer :

- le respect de la réglementation comptable et la bonne application des principes sur lesquels les comptes sont établis ;
- l'application des orientations fixées par la Direction générale au titre des informations financières ;
- la préservation des actifs ;
- la qualité des remontées des informations qui concourent à l'élaboration des comptes publiés et la fiabilité de leur traitement centralisé pour le Groupe en vue de leur diffusion et de leur utilisation à des fins de pilotage ;
- le contrôle de la production des éléments financiers, comptables et de gestion incluant la prévention des fraudes.

Le périmètre d'application des procédures de Contrôle Interne relatives à l'élaboration et au traitement de l'information financière et comptable comprend la société mère et l'ensemble des filiales intégrées dans les comptes consolidés (« le Groupe »).

3.5.4.2. Processus de pilotage de l'organisation comptable et financière

L'organisation des Directions financières

Des équipes dédiées de spécialistes assurent la mise en œuvre du pilotage comptable et financier, sous la supervision de la Direction Générale, dans les domaines suivants : comptabilité, consolidation, gestion, services financiers, trésorerie.

Au sein de la Direction Générale Administration et Finances l'élaboration des résultats consolidés du Groupe est la responsabilité de la Direction des Affaires Economiques. La présence à chacun des niveaux de l'organisation matricielle, d'un contrôleur de gestion, avec un double rattachement opérationnel et fonctionnel, participe au renforcement du dispositif du Contrôle Interne. Ce réseau des contrôleurs de gestion des filiales est animé par la Direction des Affaires Economiques en étroite liaison avec les contrôleurs de gestion des Divisions Opérationnelles et des Zones géographiques.

Le traitement et la centralisation des flux de trésorerie ainsi que la couverture des risques de change et de taux sont assurés par la Direction des Services Financiers, qui effectue le recensement des engagements et permet leur comptabilisation.

Les normes comptables

Le Groupe s'est doté d'un corps de règles et méthodes comptables, dont l'application est obligatoire par toutes les filiales consolidées et qui permettent de fournir une information financière fiable. Ces règles comptables sont mises à jour régulièrement, tenant compte de l'évolution des réglementations en matière de principes comptables. Le périmètre de consolidation est actualisé en permanence :

- Les normes comptables fixent les principes nécessaires au traitement homogène des opérations. Elles précisent notamment les modalités de recensement et de valorisation des engagements hors bilan. Elles sont conformes aux normes IFRS, référentiel des comptes consolidés depuis 2005. La Direction Comptable du Groupe effectue de façon permanente un travail de veille sur les nouvelles normes comptables en préparation, notamment IFRS, afin d'alerter la Direction Générale et d'anticiper au mieux leurs incidences sur les comptes du Groupe ;
- Le plan de comptes fournit les définitions et les modalités d'élaboration du reporting nécessaires à l'établissement des comptes.

Les normes de gestion

Les normes de gestion précisent non seulement les règles applicables à la valorisation de certains comptes significatifs du Bilan et du Compte de Résultat mais également les contrôles et validations applicables aux processus clefs.

L'initiative majeure entamée en 2008 est l'examen et l'amélioration des normes de gestion et procédures de Contrôle Interne y afférentes. Ce travail a pour objectif à la fois de répondre aux constats de l'Audit Interne et de couvrir les domaines correspondant aux risques comptables et financiers des filiales mentionnés au paragraphe 3.5.2.3 « *Gestion des risques* » ci-dessus. Ce travail s'inscrit également dans une perspective de rapprochement avec le « Guide d'application relatif au Contrôle Interne de l'information comptable et financière » du Cadre de Référence de l'AMF, et participe au processus d'amélioration continue.

L'organisation et la sécurité des systèmes d'information

Les décisions concernant les choix de logiciels adaptés aux exigences comptables et financières du Groupe sont prises conjointement entre la Direction des Affaires Economiques et la Direction des Systèmes d'Information.

Au niveau des systèmes d'information, les équipes travaillent au renforcement des dispositifs de séparation des tâches et d'amélioration du contrôle des droits d'accès.

La Charte de Sécurité Informatique, avec les précautions de confidentialité et la gestion des plans de secours, contient les règles qui précisent la bonne utilisation des postes de travail, la gestion et l'administration des serveurs et le choix des outils logiciels. La Politique de Sécurité Cadre alignée sur le standard ISO 17799 a été formalisée, avec la diffusion à toutes les entités du Groupe d'un outil d'auto diagnostic.

Les outils de pilotage

Le système de reporting mensuel des différents indicateurs économiques permet de suivre de façon continue et homogène l'évolution des performances de chacune des filiales et de s'assurer de leur adéquation avec les objectifs qui leur ont été fixés.

L'outil de reporting et de consolidation, utilisé par toutes les entités, assure la cohérence et la fiabilité des données de chaque filiale, et ceci grâce à des contrôles bloquants, avant remontée au Groupe. A cet effet, le compte d'exploitation par destination, commun à la gestion et à la comptabilité contribue à renforcer la maîtrise des rubriques des états financiers par l'utilisation d'un référentiel identique à ces deux fonctions.

Par ailleurs, l'organisation du Groupe qui repose sur un reporting émanant de chaque filiale et adressé par pays directement à la société mère, sans agrégat intermédiaire, permet d'optimiser la transmission et l'exhaustivité de l'information, et en particulier de contrôler l'exactitude des taux de conversion.

Le Comité d'Audit

Le Comité d'Audit analyse notamment les procédures qui permettent :

- le respect des réglementations comptables et la bonne application des principes sur lesquels les comptes sont établis ;
- la remontée de l'information et son traitement ;
- l'application des normes de Contrôle Interne destinées à l'établissement des éléments financiers ;
- le respect des réglementations boursières, et plus précisément de la bonne application de la déontologie boursière en vigueur dans la Société.

Les points qui ont fait l'objet des réunions du Comité d'Audit en 2008 sont décrits plus haut dans le paragraphe consacré aux « *Comités d'études actifs dans la préparation des travaux du Conseil* » en page 115.

3.5.4.3. Processus concourant à l'élaboration de l'information comptable et financière

Les processus opérationnels d'alimentation des comptes

L'ensemble des processus alimentant les comptes, notamment les ventes et les achats, font l'objet de procédures spécifiques, de suivis, de règles de validation, d'autorisation et de comptabilisation.

Ainsi, les plans d'investissement sont avalisés par le Comité de Direction au moment de l'établissement des plans stratégiques et tout changement par rapport aux montants acceptés intervenant au moment du budget ou au cours d'un exercice fait l'objet d'une autorisation préalable spécifique par la Direction Générale Administration et Finances.

La clôture des comptes, la consolidation et les informations de gestion

Le processus de clôture des comptes est encadré par des instructions précises et repose sur un calendrier détaillé et diffusé à toutes les filiales de façon à assurer le respect des délais et la cohérence de la préparation des états financiers. Pour l'établissement des comptes consolidés, des procédures de validation s'appliquent à chaque étape du processus de remontée et de traitement des informations. Elles ont pour objet, sur une base semestrielle, de vérifier notamment :

- le correct ajustement et l'élimination des transactions internes (remontées mensuellement) ;
- la vérification des opérations de consolidation ;
- la bonne application des normes, et notamment des règles de provisionnement des passifs ;
- la qualité et l'homogénéité des données comptables et financières consolidées et publiées et, en particulier, la cohérence entre les données comptables et les données de gestion utilisées pour l'élaboration des informations financières.

La Communication Financière

Les responsables de la Communication Financière établissent un calendrier précis de diffusion aux marchés financiers d'une information à jour sur le Groupe. Ce calendrier est communiqué en interne et en adéquation avec les exigences des autorités de marché. Les responsables vérifient, avec le concours de la Direction Juridique, que la communication est effectuée dans les délais requis et en conformité avec les lois et règlements, dont ils assurent une veille permanente.

Leur rôle est également de transmettre avec précision et exactitude l'information fournie par la Direction des Affaires Economiques et la Direction Juridique. Toute information significative communiquée à la communauté financière reflète avec sincérité et transparence la situation et l'activité du Groupe, et est effectuée dans le respect du principe d'égalité d'information entre les actionnaires.

Les Commissaires aux Comptes

Tous les éléments comptables et financiers préparés par les filiales consolidées font l'objet, au minimum d'un examen limité lors des clôtures semestrielles, et d'un audit lors des clôtures annuelles, par les auditeurs externes. Deux fois par an, le Directeur Général et le Directeur Financier de chaque filiale consolidée s'engagent ensemble sur la qualité, la fiabilité et l'exhaustivité des informations financières au travers d'une lettre d'affirmation qu'ils cosignent.

Les missions d'audit dans les pays sont confiées presque intégralement aux membres du réseau des deux Commissaires aux Comptes statutaires, qui, après avoir procédé conjointement à l'examen de l'ensemble des comptes et des modalités de leur établissement, assurent la certification des comptes consolidés du Groupe. Ils certifient la régularité, la sincérité et l'image fidèle des comptes consolidés et des comptes sociaux. Ils sont informés en amont du processus d'élaboration des comptes et présentent la synthèse de leurs travaux aux responsables comptables et financiers du Groupe et au Comité d'Audit à l'occasion de la situation semestrielle et de la clôture annuelle.

Le Président du Conseil d'Administration

3.6. Annexe : texte intégral du règlement interieur du Conseil d'Administration

Préambule

Le présent Règlement est applicable à tous les administrateurs, actuels ou futurs, et a pour objet de compléter les règles légales, réglementaires et statutaires afin de préciser les modalités de fonctionnement du Conseil et de ses Comités d'études, dans l'intérêt de la Société et de ses actionnaires.

3.6.1 Missions et compétences du Conseil d'Administration

3.6.1.1 Le Conseil d'Administration

Le Conseil d'Administration détermine les orientations de l'activité de la société et veille à leur mise en œuvre.

Sous réserve des pouvoirs expressément attribués aux Assemblées Générales et dans la limite de l'objet social, il se saisit de toute question intéressant la bonne marche de la Société et règle par ses délibérations les affaires qui la concernent.

Le Conseil d'Administration procède aux contrôles et vérifications qu'il juge opportuns.

Le Président ou le Directeur Général de la Société est tenu de communiquer à chaque administrateur tous les documents et informations nécessaires à l'accomplissement de sa mission.

Le Conseil d'Administration peut confier à un ou plusieurs de ses membres, ou à des tiers, des missions ou mandats exceptionnels ayant notamment pour objet l'étude d'un ou plusieurs sujets déterminés.

Il peut décider la création de Comités chargés d'étudier les questions que lui-même, ou son Président, soumet, pour avis, à leur examen.

Les administrateurs de la Société :

- apportent leurs compétences et leur expérience professionnelle ;
- ont un devoir de vigilance et exercent leur totale liberté de jugement.

Cette liberté de jugement leur permet notamment de participer, en toute indépendance, aux décisions ou travaux du Conseil et, le cas échéant, de ses Comités d'études.

3.6.1.2 Le président du Conseil d'Administration

Le Conseil d'Administration élit un Président parmi ses membres.

Le Président du Conseil d'Administration organise et dirige les travaux de celui-ci, dont il rend compte à l'Assemblée Générale.

Il apporte une contribution active à la définition de la stratégie de développement de la Société et veille, par ailleurs, à favoriser et renforcer les liens de celle-ci avec les principaux acteurs de l'économie.

Il veille au bon fonctionnement des organes de la société et s'assure, en particulier, que les administrateurs sont en mesure de remplir leur mission. Il peut demander communication de tout document ou information propre à éclairer le Conseil d'Administration dans le cadre de la préparation de ses réunions.

Le Président du Conseil d'Administration consacre ses meilleurs efforts à promouvoir en toute circonstance les valeurs et l'image de la Société. Il s'exprime ès qualité.

Il dispose des moyens matériels nécessaires à l'accomplissement de ses missions.

3.6.1.3 Modalité d'Exercice de la Direction générale

Le Conseil d'Administration détermine la modalité d'exercice de la Direction générale.

La Direction générale de la Société est assumée, sous sa responsabilité, soit par le Président du Conseil d'Administration, soit par une autre personne physique nommée par le Conseil d'Administration et portant le titre de Directeur Général.

Le Conseil d'Administration choisit entre ces deux modalités d'exercice de la Direction générale lors de la nomination, ou du renouvellement du mandat, du Président du Conseil d'Administration ou du Directeur Général.

Le Conseil d'Administration a la volonté constante de s'assurer de la permanence et de la continuité de la mise en œuvre par la Direction générale des orientations qu'il a définies.

A cette fin, il confie à son Président le soin de développer et d'entretenir une relation confiante et régulière entre le Conseil d'Administration et le Directeur Général.

3.6.1.4 Pouvoirs de la Direction Générale

Le Directeur Général, que cette fonction soit assumée par le Président du Conseil d'Administration ou par une autre personne, est investi des pouvoirs les plus étendus pour agir en toute circonstance au nom de la Société. Il exerce ces pouvoirs dans la limite de l'objet social et sous réserve de ceux que la Loi attribue expressément aux Assemblées d'actionnaires et au Conseil d'Administration.

Toutefois, les opérations pouvant avoir une incidence notable sur le périmètre de consolidation de la Société, notamment les opérations d'un montant supérieur à 150.000.000 euros, et toutes les opérations nouvelles sortant des activités habituelles de la Société, sont soumises au Conseil.

Dans tous les cas, la conclusion d'une opération et sa mise en œuvre font l'objet d'une information au Conseil d'Administration.

Le Directeur Général représente la Société dans ses rapports avec les tiers.

Sur proposition du Directeur Général, le Conseil d'Administration peut nommer une ou plusieurs personnes physiques chargées d'assister le Directeur Général avec le titre de Directeur Général Délégué.

3.6.2 Fonctionnement du Conseil d'Administration

3.6.2.1 Convocation du conseil

Les convocations sont faites par tous moyens et même verbalement. Elles peuvent être transmises par le Secrétaire du Conseil. Sauf circonstances particulières, elles sont expédiées par écrit huit jours au moins avant chaque réunion. Elles précisent le lieu de la réunion qui peut être le siège social ou tout autre endroit.

3.6.2.2 Information des administrateurs

Tous les documents nécessaires pour informer les administrateurs sur l'ordre du jour et sur toutes questions qui sont soumises à l'examen du Conseil sont joints à la convocation ou bien leur sont adressés ou remis dans un délai raisonnable, préalablement à la réunion.

Dans le cadre des décisions à prendre, l'administrateur doit s'assurer qu'il dispose des informations qu'il juge indispensables au bon déroulement des travaux du Conseil ou des Comités d'études. Si elles ne sont pas mises à sa

disposition, ou s'il estime qu'elles ne le sont pas, il doit en faire la demande. Ses demandes sont formulées auprès du Président du Conseil qui est tenu de s'assurer que les administrateurs sont en mesure de remplir leur mission.

3.6.2.3 Réunions du conseil

Le Conseil se réunit aussi souvent que l'exige l'intérêt social, et au moins 5 fois par an.

Les dates des réunions du Conseil de l'année suivante sont fixées au plus tard au début de l'été, sauf réunion extraordinaire.

3.6.2.4 Participation par des moyens de visioconférence ou de telecommunication

Conformément aux dispositions légales et réglementaires et à l'article 9 §2 des statuts, les administrateurs qui participent aux réunions du Conseil par des moyens de visioconférence ou de télécommunication sont réputés présents pour le calcul du quorum et de la majorité.

Cependant ces modes de participation sont exclus lorsqu'il s'agit pour le Conseil de délibérer sur les points suivants :

- l'arrêté des comptes sociaux et des comptes consolidés de la Société ;
- l'établissement du Rapport de gestion incluant le Rapport sur la gestion du Groupe.

Les caractéristiques techniques des moyens de visioconférence doivent permettre une retransmission en continu des débats.

Avant le début des délibérations, il doit être vérifié l'absence de tiers ou de micro ou de tout autre élément qui serait contraire au caractère confidentiel des délibérations.

3.6.2.5 Procès-verbaux

Le projet du procès-verbal de la dernière réunion du Conseil est adressé ou remis à tous les administrateurs au plus tard le jour de la convocation de la réunion suivante.

Le procès-verbal de délibération mentionne également la participation d'administrateurs par visioconférence ou télécommunication. Il fait aussi état de la survenance éventuelle d'incidents techniques relatifs à une réunion par visioconférence ou télécommunication lorsqu'ils ont perturbé le déroulement de la séance.

Pour chaque site autre que le lieu de réunion, l'administrateur participant par visioconférence ou télécommunication à la réunion du Conseil émarge une feuille de présence volante pour lui-même et, le cas échéant, pour l'administrateur qu'il représente. Le Secrétaire du Conseil annexera cette feuille de présence volante au registre de présence et recueillera, dans la mesure du possible, tout élément susceptible de matérialiser la réunion par moyens de visioconférence ou de télécommunication.

3.6.3 Comites d'études

Lorsque le Conseil d'Administration crée des Comités d'études il en fixe la composition et les attributions.

Ces Comités agissent dans le cadre de la délégation qui leur a été donnée par le Conseil et n'ont, donc pas de pouvoir de décision.

Le Conseil peut confier à leur Président, ou à un ou plusieurs de leurs membres, toute mission ou mandat exceptionnel afin de mener des travaux spécifiques d'étude ou de prospective.

Le mandataire rend compte de ces travaux au Comité concerné afin qu'il en délibère et en rende compte, à son tour, au Conseil d'Administration.

3.6.3.1 Comité d'Audit

3.6.3.1.1 Missions

Le Comité d'Audit doit s'assurer que la Direction Générale dispose des moyens lui permettant d'identifier et de gérer les risques d'ordre économique, financier et juridique auxquels le Groupe, en France et à l'étranger, est confronté dans le cadre de ses opérations courantes ou exceptionnelles. Ceci afin d'éviter le possible et préjudiciable appauvrissement du patrimoine social.

Le Comité analyse, dans ce contexte, les procédures mises en place au sein du Groupe et qui permettent :

- le respect des réglementations comptables et de la bonne application des principes sur lesquels les comptes de la Société sont établis ;
- la remontée de l'information et son traitement à tous les niveaux ;
- l'identification, l'évaluation, l'anticipation, et la maîtrise des risques économiques, financiers et juridiques auxquels sont exposées la Société et ses filiales en France et à l'étranger ;
- l'application des normes de Contrôle Interne destinées à l'établissement des éléments financiers, en vigueur à tous les échelons de l'organisation ;
- le respect des réglementations boursières, et plus précisément de la bonne application de la déontologie boursière en vigueur dans la Société.

Cet audit permet au Comité d'émettre, si nécessaire, des recommandations quant à l'amélioration des procédures existantes, et éventuellement à la mise en place de nouvelles.

Le Comité d'Audit peut être consulté sur toute question relative aux procédures de contrôle de risques inhabituels, notamment quand le Conseil ou la Direction Générale jugent utile de lui soumettre.

3.6.3.1.2 Organisation des travaux

Le Comité d'Audit est composé au moins de trois membres, administrateurs de la Société non dirigeants.

Le Président du Comité d'Audit oriente chaque année ses travaux, en fonction de l'appréciation qu'il se fait de l'importance de tel ou tel type de risques encourus, en accord avec la Direction Générale et le Conseil.

Le Comité se réunit sur convocation de son Président chaque fois que celui-ci ou le Conseil le juge utile et au moins trois fois par an.

L'ordre du jour des réunions est fixé par le Président du Comité, en relation avec le Conseil, lorsque ce dernier est à l'origine de la convocation. Il est adressé aux membres du Comité préalablement à leur réunion avec les éléments utiles à leurs débats.

Le secrétariat du Comité est assuré par le Secrétaire du Conseil.

Pour mener à bien sa mission, le Comité d'Audit entend les Commissaires aux Comptes et les dirigeants de la Société responsables notamment de l'établissement des comptes et du Contrôle Interne. Il examine les principes et les méthodes, le programme et les objectifs ainsi que les conclusions générales des missions de contrôle opérationnel de l'Audit interne.

Le Comité peut également, en accord avec la Direction Générale, s'informer auprès des personnes susceptibles de l'éclairer dans l'accomplissement de sa mission, notamment les cadres responsables économiques et financiers et ceux qui ont en charge le traitement de l'information.

3.6.3.1.3 Rapport d'activité

Le Comité d'Audit rend compte au Conseil de ses travaux, autant de fois que nécessaire et en tout cas avant l'arrêté définitif des comptes annuels, et recueille ses observations.

Le Comité d'Audit émet dans son compte rendu les avis qu'il juge utiles :

- sur l'aptitude des différentes procédures et du dispositif global à atteindre leur objectif de maîtrise de l'information et des risques ;
- sur l'application effective des procédures en place, et le cas échéant, sur les moyens mis en œuvre pour y parvenir.

Il y formule également toutes recommandations et propositions visant à améliorer l'efficacité des différentes procédures et du dispositif global ou à les adapter à une situation nouvelle.

Si au cours de ses travaux, le Comité détecte un risque important qui ne lui paraît pas être traité de manière adéquate, il en alerte le Président du Conseil.

Le Comité d'Audit procède chaque année à l'examen de son mode de fonctionnement et, tenant compte des remarques qui peuvent lui être faites par le Conseil et la Direction Générale, formule dans le cadre de sa mission, toutes propositions visant à améliorer la qualité des travaux.

3.6.3.2 Comité des Nominations

3.6.3.2.1 Missions

Le Comité des Nominations a pour missions principales, dans le cadre des travaux du Conseil d'Administration, de :

- faire des propositions au Conseil pour le choix des administrateurs ;
- émettre un avis sur les propositions du Président du Conseil d'Administration pour la nomination du Directeur Général ;
- veiller à la mise en place d'une procédure de préparation des plans de succession des mandataires sociaux en cas de vacance imprévisible ;
- superviser le process d'évaluation du Conseil ;
- conduire la réflexion sur les Comités chargés de préparer le travail du Conseil.

3.6.3.2.2 Organisation des travaux

Le Comité des Nominations est composé au moins de trois membres, administrateurs de la Société non dirigeants.

Le Comité se réunit sur convocation de son Président chaque fois que celui-ci ou le Conseil le juge utile.

L'ordre du jour des réunions est fixé par le Président du Comité, en relation avec le Conseil, lorsque ce dernier est à l'origine de la convocation.

Le Comité peut se réunir à tout moment, s'il le juge opportun, par exemple pour évaluer la performance de la Direction de la Société.

3.6.3.2.3 Rapport d'activité

Le Comité doit régulièrement faire le compte-rendu de ses travaux au Conseil et lui fait des propositions.

3.6.3.3 Comité des Rémunérations

3.6.3.3.1 Missions

Le Comité des Rémunérations a pour missions principales, dans le cadre des travaux du Conseil d'Administration, d'établir des propositions relatives, notamment :

- à la rémunération fixe et variable du Président du Conseil ainsi que tout autre avantage perçu ;
- à la rémunération fixe et variable du Directeur Général ainsi que tout autre avantage perçu (retraite, indemnités de départ...) ;
- au montant de l'enveloppe des jetons de présence à soumettre à l'Assemblée Générale ainsi que de leur mode de distribution ;
- à la mise en place de plans incitatifs à long terme, comme, par exemple, ceux qui pourraient prévoir des distributions de stock-options ou d'actions gratuites.

3.6.3.3.2 Organisation des travaux

Le Comité des Rémunérations est composé au moins de trois membres, administrateurs de la Société non dirigeants.

Le Comité se réunit sur convocation de son Président chaque fois que celui-ci ou le Conseil le juge utile et au moins trois fois par an.

L'ordre du jour des réunions est fixé par le Président du Comité, en relation avec le Conseil, lorsque ce dernier est à l'origine de la convocation.

Le Comité peut se réunir à tout moment, s'il le juge opportun, par exemple pour évaluer la performance de la Direction de la Société.

3.6.3.3.3 Rapport d'activité

Le Comité doit régulièrement faire le compte-rendu de ses travaux au Conseil et lui fait des propositions.

3.6.3.4 Comité « Stratégie et Réalisations »

3.6.3.4.1 Missions

Le Comité « Stratégie et Réalisations » a pour mission d'éclairer par ses analyses et ses débats les orientations stratégiques du Groupe soumises au Conseil d'administration et de suivre la réalisation et l'évolution des opérations significatives en cours.

Le Comité examine :

- les grands axes, options ou projets stratégiques présentés par la Direction Générale, ainsi que leurs conséquences en matière économique et financière ;
- les opportunités d'acquisitions ou de prises de participation d'un montant significatif ou sortant des activités habituelles du Groupe, ainsi que les conditions de leur mise en œuvre ;
- les opérations financières susceptibles de modifier de manière significative la structure du bilan.

Plus généralement, le Comité débat de toute question jugée essentielle pour l'avenir stratégique du Groupe et le maintien de ses grands équilibres financiers.

3.4.2 Organisation des travaux

Le Comité « Stratégie et Réalisations » est composé de six administrateurs de la Société. Il est présidé par le Président du Conseil d'administration.

Il se réunit sur convocation du Président du Comité chaque fois que celui-ci ou le Conseil le juge utile et au moins six fois par an.

L'ordre du jour des réunions est fixé par le Président du Comité, en relation avec le Conseil d'Administration lorsque ce dernier est à l'origine de la convocation.

3.6.3.4.3 Rapport d'activité

Le Comité « Stratégie et Réalisations » rend compte au Conseil de ses travaux aussi souvent que nécessaire et au moins une fois par an.

3.6.4 Droits et obligations des administrateurs

Les administrateurs font preuve d'une totale intégrité.

3.6.4.1 Connaissance et respect des textes réglementaires

Chacun des membres du Conseil déclare avoir connaissance:

- des statuts de la Société ;
- des textes légaux et réglementaires qui régissent les sociétés anonymes à Conseil d'Administration françaises, spécialement :
  - les règles limitant le cumul de mandats,
  - celles relatives aux conventions et opérations conclues entre l'administrateur et la société,
  - la définition des pouvoirs du Conseil d'Administration.
- ainsi que des règles relatives à la détention et l'utilisation d'informations privilégiées, ci-après développées au 4.6.

3.6.4.2 Respect de l'intérêt de la société

Les administrateurs sont tenus d'agir, en toutes circonstances, dans l'intérêt de la Société et de l'ensemble de ses actionnaires.

Les administrateurs ont l'obligation de faire à part au Conseil de toute situation de conflit d'intérêt, même potentiel, et doivent s'abstenir de participer aux délibérations correspondantes.

3.6.4.3 Obligation de diligence

L'administrateur doit consacrer à ses fonctions le temps et l'attention nécessaires.

Il limite le nombre de ses mandats de manière à être disponible.

Chaque membre du Conseil s'engage à être assidu :

- en assistant, le cas échéant même par des moyens de visioconférence ou de télécommunication à toutes les réunions du Conseil, sauf en cas d'empêchement majeur ;
- en assistant dans la mesure du possible à toutes les Assemblées Générales d'actionnaires ;
- en assistant aux réunions des Comités d'études dont il serait membre.

3.6.4.4 Formation des administrateurs

Chaque administrateur peut bénéficier, à sa nomination ou tout au long de son mandat, des formations qui lui paraissent nécessaires à l'exercice du mandat.

Ces formations sont organisées et proposées par la Société et sont à la charge de celle-ci.

3.6.4.5 Obligation de réserve et de secret

Les administrateurs s'engagent à ne pas s'exprimer individuellement en dehors des délibérations internes au Conseil sur des questions évoquées en Conseil. A l'extérieur de la Société, seule une expression collégiale est possible, notamment sous forme de communiqués destinés à l'information des marchés.

S'agissant des informations non publiques acquises dans le cadre de ses fonctions, l'administrateur doit se considérer astreint à un véritable secret professionnel qui dépasse la simple obligation de discrétion prévue par l'article L. 225-37 alinéa 5 du Code de commerce.

Il est rappelé que l'obligation de discrétion s'impose à toute personne appelée à assister aux réunions du Conseil, à l'égard des informations présentant un caractère confidentiel et données comme telles par le Président du Conseil.

3.6.4.6 Déontologie boursière

3.6.4.6.1 Principes

Une information privilégiée ne doit être utilisée par l'administrateur que dans le cadre de l'exécution de son mandat. Elle ne doit être en aucun cas communiquée à un tiers en dehors du cadre de l'exercice du mandat d'administrateur, et à des fins autres, ou pour une activité autre, que celles à raison desquelles elle est détenue.

Tout administrateur a le devoir de s'abstenir d'effectuer, ou de faire effectuer, ou de permettre à autrui d'effectuer sur la base de cette information, des opérations sur les titres de la Société, tant que cette information n'est pas rendue publique.

Il est de la responsabilité personnelle de chacun d'apprécier le caractère privilégié d'une information qu'il détient, et, en conséquence, de s'autoriser ou de s'interdire toute utilisation ou transmission d'information, ainsi que d'effectuer ou de faire effectuer toute opération sur les titres de la Société.

3.6.4.6.2 Périodes d'abstention

Outre la période précédant la publication de toute information privilégiée dont ils ont connaissance, au cours de laquelle les initiés doivent s'abstenir, conformément à la loi, de toute opération sur les titres de la Société, il est recommandé aux administrateurs de s'abstenir de toute opération sur les titres de la Société pendant les 30 jours qui précèdent :

- le communiqué sur les résultats annuels ;
- le communiqué sur les résultats du premier semestre.

3.6.4.6.3 Délit d'initié

L'administrateur a été informé des dispositions en vigueur relatives à la détention d'informations privilégiées et au délit d'initié : article L. 465-1 du Code Monétaire et Financier et articles 621-1 et suivants du Règlement Général de l'Autorité des Marchés Financiers (AMF).

3.6.4.6.4 Obligation de déclaration des transactions effectuées sur les titres de la Société

Conformément à la réglementation applicable, les administrateurs et les personnes qui leur sont étroitement liées, telles que définies par décret, doivent déclarer à l'AMF les acquisitions, cessions, souscriptions ou échanges d'instruments financiers de la Société ainsi que les transactions opérées sur des instruments qui leur sont liés, dès lors que le montant cumulé de ces opérations excède 5000 euros pour l'année civile en cours.

Les administrateurs et les personnes qui leur sont étroitement liées transmettent leur déclaration à l'AMF, par voie électronique (declarationdirigeants@amf-france.org), dans un délai de 5 jours de négociation suivant la réalisation de l'opération.

Lors de la communication à l'AMF, les déclarants transmettent au Secrétaire du Conseil d'Administration de la Société une copie de cette communication.

Les déclarations sont ensuite mises en ligne sur son site par l'AMF et font l'objet d'un état récapitulatif annuel dans le Rapport de gestion de la Société.

3.6.4.7 Détention d'un nombre minimal d'actions

Chaque administrateur est propriétaire d'au moins 1.000 actions de la Société.

La décision de mettre ou non les actions détenues par l'administrateur au nominatif, en toute ou partie, lui revient.

3.6.5 Rémunération des Mandataires Sociaux

3.6.5.1 Rémunération des administrateurs

L'administrateur reçoit des jetons de présence dont l'enveloppe est votée par l'Assemblée Générale Ordinaire et dont la répartition est décidée par le Conseil.

Le montant des jetons de présence est réparti entre les administrateurs de la manière suivante :

- une part égale attribuée à chacun d'entre eux, dont une partie fixe et une partie variable en fonction de l'assiduité aux réunions ;
- une part supplémentaire pour les membres des Comités d'études, cette part étant doublée pour leur Président.

Il peut être alloué par le Conseil d'Administration des rémunérations exceptionnelles pour les missions ou mandats spéciaux confiées à des administrateurs.

3.6.5.2 Rémunération des Mandataires Sociaux nommés par le Conseil

Le Conseil d'Administration fixe librement les rémunérations du Président, du Directeur Général et des Directeurs Généraux Délégués.

Lors de la nomination par le Conseil d'Administration d'un mandataire lié à la Société par un contrat de travail, ce contrat est suspendu pour la partie de son objet se confondant avec celui du mandat.

Dans un souci de bonne gouvernance, le Conseil d'Administration considère que, à l'occasion de la nomination d'un mandataire lié à la Société par un contrat de travail, les droits à indemnités ou avantages nés de celui-ci, n'ont à être ni augmentés, ni réduits, mais seulement maintenus, dans les conditions fixées par la Loi.

Le Conseil a donc pour politique constante d'assimiler les mandataires sociaux, liés à la société par un contrat de travail, à des cadres Dirigeants au sens de la pratique sociale de la Société, pour tout élément accessoire à leur rémunération.

Ces mandataires sociaux relèvent, notamment, à ce titre, des mêmes régimes de retraite et de prévoyance que les cadres Dirigeants.

Pendant le cours de leurs mandats, les avantages sociaux des mandataires sont déterminés sur la base de l'ancienneté totale (contrat de travail et mandat) acquise au service de la Société.

Pour calculer l'assiette de ces avantages, notamment lorsqu'elle est pluriannuelle, il est tenu compte des périodes d'activité au titre du contrat de travail et du mandat.

En cas de révocation ou de non renouvellement du mandat social, il peut être prévu l'engagement de versement à un mandataire social lié à la Société par un contrat de travail d'une indemnité assise sur la rémunération fixe perçue au titre du mandat social, dans des conditions fixées par le Conseil, et sous réserve de la réalisation de conditions de performance définies, conformément aux dispositions légales. Cette indemnité se cumule, le cas échéant, avec l'indemnité de licenciement à laquelle il aurait éventuellement droit au titre de son contrat de travail rétabli.

En cas de départ ou de mise à la retraite, il peut être prévu l'engagement de versement à un mandataire social, lié à la Société par un contrat de travail, de l'indemnité de départ prévue pour les cadres dirigeants calculée conformément aux accords collectifs en vigueur à la date de départ ou de mise à la retraite, assise sur la rémunération fixe et variable perçue au titre du mandat social, et fonction de l'ancienneté totale acquise au titre du contrat de travail et du mandat social dans des conditions fixées par le Conseil, et sous réserve de la réalisation de conditions de performance définies. Cette indemnité ne pourra être inférieure à l'indemnité de départ ou de mise à la retraite à laquelle il aurait droit au titre de son contrat de travail et ne se cumulera pas avec celle-ci ni avec une indemnité pour cause de révocation ou de non-renouvellement de mandat.

3.6.6 Evaluation annuelle du fonctionnement du Conseil

Une fois par an le Conseil procède à une évaluation formalisée de son mode de fonctionnement, et prend, le cas échéant, toute mesure de nature à l'améliorer. Le Conseil en informe les actionnaires dans le Rapport annuel.

3.6.7 Modifications du règlement intérieur

Le présent Règlement pourra être amendé par décision du Conseil.

4 Comptes sociaux 2008*

* *Ces informations font partie intégrante du Rapport Financier Annuel tel que prévu par l'article L.451-1-2 du Code monétaire et financier.*

4.1. Comptes de résultat comparés

En millions d'euros	Notes	31.12.2008	31.12.2007	31.12.2006
Produits d'exploitation		**2 238,3**	**2 179,2**	**2 108,3**
Chiffre d'affaires	2	2 115,2	2 073,8	2 003,4
Reprise de provisions et transferts de charges		20,9	20,9	25,5
Autres produits	3	102,2	84,5	79,4
Charges d'exploitation		**- 2 116,5**	**- 2 040,1**	**- 1 990,3**
Achats consommés et variation de stocks		- 218,3	- 227,7	- 255,0
Autres achats et charges externes		- 1 133,9	- 1 070,3	- 1 017,1
Impôts et taxes		- 75,7	- 70,0	- 71,2
Charges de personnel	4	- 540,4	- 529,0	- 487,7
Dotations aux amortissements et provisions	5	- 81,9	- 77,7	- 92,5
Autres charges		- 66,3	- 65,4	- 66,8
Résultat d'exploitation		**121,8**	**139,1**	**118,0**
Produits financiers nets	6	1 511,8	1 247,4	1 316,2
Dotations/reprises nettes sur provisions et transferts de charges	6	- 225,5	10,8	217,7
Différences de change		9,2	- 11,1	- 15,9
Résultat financier		**1 295,5**	**1 247,1**	**1 518,0**
Résultat courant avant impôts		**1 417,3**	**1 386,2**	**1 636,0**
Résultat exceptionnel	7	**13,0**	**1 386,6**	**17,2**
Participation des salariés aux résultats de l'entreprise		- 21,6	- 19,1	- 17,4
Impôts sur les bénéfices	8	143,4	68,7	54,5
Résultat net		**1 552,1**	**2 822,4**	**1 690,3**

4.2. Bilans comparés

Actif

En millions d'euros	Notes	31.12.2008	31.12.2007	31.12.2006
(en valeurs nettes)				
Immobilisations incorporelles	11	450,9	444,1	400,5
Immobilisations corporelles	12	242,3	231,9	237,5
Immobilisations financières	14	9 197,3	8 437,8	8 424,1
Actif immobilisé		**9 890,5**	**9 113,8**	**9 062,1**
Stocks		32,3	33,8	39,4
Avances et acomptes versés		14,7	11,0	15,7
Clients et comptes rattachés	18	335,8	342,5	326,4
Autres actifs circulants	18	171,8	104,3	93,9
Valeurs mobilières de placement	16	983,0	1 117,9	1 418,4
Disponibilités		213,8	743,3	363,4
Actif circulant		**1 751,4**	**2 352,8**	**2 257,2**
Comptes de régularisation actif		19,4	22,1	23,2
Ecart de conversion actif	22	8,0	9,3	6,0
Total de l'actif		**11 669,3**	**11 498,0**	**11 348,5**

Passif

En millions d'euros	Notes	31.12.2008	31.12.2007	31.12.2006
Capital		120,5	123,6	127,9
Primes		965,5	963,2	958,5
Réserves et report à nouveau		4 261,2	3 537,9	4 263,7
Résultat		1 552,1	2 822,4	1 690,3
Provisions réglementées		53,8	51,8	52,9
Capitaux propres		**6 953,1**	**7 498,9**	**7 093,3**
Provisions pour risques et charges	19	**130,9**	**149,3**	**123,1**
Emprunts et dettes financières	20	3 966,2	3 267,3	3 581,8
Fournisseurs et comptes rattachés	21	334,7	300,1	298,8
Autres passifs circulants	21	270,3	278,0	247,5
Autres dettes		**4 571,2**	**3 845,4**	**4 128,1**
Ecart de conversion passif	22	14,1	4,4	4,0
Total du passif		**11 669,3**	**11 498,0**	**11 348,5**

4.3. Variation des capitaux propres

Le capital social de 120 483 162 euros se compose de 602 415 810 actions de 0,2 euro à la suite des opérations intervenues au cours de l'exercice 2008 :

- annulation de 15 597 400 actions auto-détenues ;
- souscription de 37 600 actions suite à des levées d'options.

La variation des capitaux propres s'analyse comme suit :

En millions d'euros	Capital social	Primes d'apport et de fusion	Ecart de réévaluation 1976	Réserves et report à nouveau	Résultat de l'exercice	Provisions réglementées	Total
Solde au 31 décembre 2005 avant affectation du résultat	**131,8**	**953,9**	**46,0**	**4 491,5**	**1 589,6**	**50,3**	**7 263,1**
Variations de capital	- 3,9	4,6		- 1 247,3			- 1 246,6
Affectation du résultat 2005				973,5	- 973,5		0,0
Dividendes distribués au titre de l'exercice 2005					- 616,1		- 616,1
Résultat de l'exercice 2006					1 690,3		1 690,3
Autres variations de la période						2,6	2,6
Solde au 31 décembre 2006 avant affectation du résultat	**127,9**	**958,5**	**46,0**	**4 217,7**	**1 690,3**	**52,9**	**7 093,3**
Variations de capital	- 4,3	4,7		- 1 704,4			- 1 704,4
Affectation du résultat 2006				978,6	- 978,6		
Dividendes distribués au titre de l'exercice 2006					- 711,7		- 711,7
Résultat de l'exercice 2007					2 822,4		2 822,4
Autres variations de la période						- 1,1	- 1,1
Solde au 31 décembre 2007 avant affectation du résultat	**123,6**	**963,2**	**46,0**	**3 491,9**	**2 822,4**	**51,8**	**7 498,9**
Variations de capital	- 3,1	2,3	- 0,6	- 1 281,4			- 1 282,8
Affectation du résultat 2007				2 005,3	- 2 005,3		
Dividendes distribués au titre de l'exercice 2007					- 817,1		- 817,1
Résultat de l'exercice 2008					1 552,1		1 552,1
Autres variations de la période						2,0	2,0
Solde au 31 décembre 2008 avant affectation du résultat	**120,5**	**965,5**	**45,4**	**4 215,8**	**1 552,1**	**53,8**	**6 953,1**

Le montant porté en réserves correspondant aux dividendes non versés en raison de la détention par L'Oréal d'une partie de ses propres titres s'élève à 25,8 millions d'euros en 2008, contre 27,2 millions d'euros en 2007 et 25 millions d'euros en 2006.

Les provisions réglementées sont principalement constituées de la provision pour investissement qui s'élève au 31 décembre 2008 à 13,7 millions d'euros, contre 15,3 millions au 31 décembre 2007 et 19,7 millions d'euros au 31 décembre 2006. En 2008, la provision pour investissement a fait l'objet d'une dotation de 3,8 millions d'euros au titre de la participation des salariés de l'exercice 2008 (contre 2,7 millions d'euros en 2007 et 0,8 million d'euros en 2006). Cette provision comprend le transfert, à notre profit, d'une partie des provisions constituées par nos filiales dans le cadre d'un accord du Groupe. Parallèlement, la provision constituée en 2003 de 5,4 millions d'euros a été reprise en 2008 (contre 7,1 millions d'euros en 2007 et 8,1 millions d'euros en 2006).

Les amortissements dérogatoires s'élèvent au 31 décembre 2008 à 40,1 millions d'euros, contre 36,5 millions d'euros au 31 décembre 2007 et 33,1 millions d'euros au 31 décembre 2006.

Il existe des plans d'options de souscription d'actions dont le détail est fourni en note 17 et dans le Rapport de Gestion.

4.4. Tableau des flux de trésorerie

En millions d'euros	Notes	31.12.2008	31.12.2007	31.12.2006
Exploitation				
Résultat net		**1 552,1**	**2 822,4**	**1 690,3**
Dotations aux amortissements		60,4	59,6	58,4
Dotations aux provisions (nettes des reprises)		204,2	9,3	- 215,6
Plus ou moins values de cessions d'immobilisations			- 6,4	- 1,2
Plus value de cession Sanofi Aventis nette d'impôt			- 1 376,5	
Capacité d'autofinancement		**1 816,7**	**1 508,4**	**1 531,9**
Variation du besoin en fonds de roulement d'exploitation	25	- 48,7	8,5	81,3
Flux de trésorerie provenant de l'exploitation		**1 768,0**	**1 516,9**	**1 613,2**
Investissements				
Acquisition d'immobilisations		- 2 191,7	- 1 934,0	- 2 554,1
Variation des autres actifs financiers	26	9,2	344,4	192,3
Cession d'immobilisations		0,4	11,8	9,2
Cession de Sanofi Aventis nette d'impôt			1 465,5	
Flux de trésorerie affectés aux investissements		**- 2 182,1**	**- 112,3**	**- 2 352,6**
Financement				
Augmentation de capital		2,3	4,7	4,6
Dividendes versés		- 817,1	- 711,6	- 616,2
Variation des dettes financières		710,7	- 327,7	1 419,2
Flux de trésorerie provenant des opérations de financement		**- 104,1**	**- 1 034,6**	**807,6**
Variation de trésorerie		- 518,2	370,0	68,2
Trésorerie à l'ouverture		730,7	360,7	292,5
Trésorerie à la clôture	27	**212,5**	**730,7**	**360,7**

4.5. Notes Annexes

La présente annexe fait partie intégrante des comptes annuels.

Les états financiers sont présentés en millions d'euros, sauf le tableau liste des filiales et participations exprimé en milliers d'euros.

Sommaire détaillé des notes

Note 1. Principes comptables

Les comptes de la société sont établis conformément aux dispositions légales et réglementaires françaises et aux principes comptables généralement admis.

Les éléments inscrits en comptabilité sont évalués selon la méthode du coût historique sauf pour les immobilisations ayant fait l'objet d'une réévaluation légale.

L'avis du Conseil National de la Comptabilité n° 2008-17 du 6 novembre 2008 « relatif au traitement comptable des plans d'options d'achat ou de souscription d'actions » a été appliqué aux comptes 2008. Son application a conduit au reclassement des actions propres affectées au plan d'options d'achat du 30 novembre 2005 du poste « immobilisations financières » au poste « valeurs mobilières de placement » pour leur valeur nette comptable au 17 novembre 2008 soit 99,8 millions d'euros.

1.1. Chiffre d'affaires

Il est constitué des ventes de marchandises, nettes de remises et ristournes accordées, ainsi que des prestations de services y compris les redevances de technologie.

1.2. Frais de publicité et relations publiques

Les dépenses engagées pour faire connaître et assurer la promotion des produits auprès des clients ou des consommateurs sont comptabilisées en charges de l'exercice au cours duquel les prestations sont réalisées.

1.3. Frais de recherche et de développement

Les frais de recherche et développement sont comptabilisés en charges de la période au cours de laquelle ils sont encourus.

1.4. Impôts sur les bénéfices

La société a opté pour le régime fiscal des groupes. Depuis 2004, les filiales françaises, comprises dans le périmètre de l'intégration fiscale, comptabilisent dans leurs comptes une charge d'impôt sur la base de leurs résultats fiscaux propres.

L'Oréal, en tant que tête d'intégration, comptabilise en produit d'impôt d'intégration fiscale la différence entre la somme des impôts des filiales et l'impôt dû au titre du résultat d'ensemble.

1.5. Immobilisations incorporelles

Les immobilisations incorporelles sont inscrites au bilan à leur coût d'acquisition.

Les marques acquises sont valorisées selon une approche multicritère tenant compte de leur notoriété et de leur contribution future aux résultats.

L'application du règlement n° 2004-06 sur les actifs a conduit à identifier certaines marques comme étant amortissables en fonction de leur durée prévisionnelle d'utilisation.

Les marques non amortissables font l'objet, au moins une fois par an, de tests de perte de valeur sur la base du modèle utilisé lors de l'acquisition ; ce qui peut conduire à la constatation d'une provision pour dépréciation.

Les frais de premier dépôt de marque sont comptabilisés en charges depuis 2005.

Les brevets sont amortis sur 5 ans.

Les logiciels de valeur significative sont amortis linéairement sur la durée de vie probable d'utilisation, généralement comprise entre 5 et 7 ans, et donnent lieu à l'enregistrement d'un amortissement dérogatoire dégressif sur 12 mois.

Les autres immobilisations incorporelles sont amorties habituellement sur des durées n'excédant pas 20 ans.

1.6. Immobilisations corporelles

Les immobilisations corporelles sont enregistrées à leur coût d'achat.

Les durées d'amortissement sont les suivantes :

	Durée
Constructions	20 - 50 ans
Installations, Agencements	5 - 10 ans
Installations techniques, Matériel, Outillage	10 ans
Autres immobilisations corporelles	3 - 10 ans

L'amortissement pratiqué, qu'il soit linéaire ou dégressif, est équivalent à un amortissement calculé sur la durée d'utilisation réelle du bien. Par exception, pour les équipements industriels, les amortissements sont calculés sur une base linéaire de 10 ans, l'excédent étant considéré comme un amortissement dérogatoire.

1.7. Immobilisations financières

1.7.1. Titres de Participation et avances consolidables

Ils sont comptabilisés au bilan à leur coût d'acquisition hors frais accessoires.

Leur valeur est examinée annuellement, par référence à leur valeur d'utilité qui tient compte notamment de la rentabilité actuelle et prévisionnelle de la filiale concernée et de la quote-part de capitaux propres détenue. Une dépréciation est, le cas échéant, constatée par voie de provision, si la valeur d'utilité devient inférieure au coût d'acquisition.

1.7.2. Autres immobilisations financières

Les prêts et créances sont évalués à leur valeur nominale. Les prêts et créances libellés en devises sont convertis au taux de change en vigueur à la clôture. Ces éléments sont, si nécessaire, dépréciés par voie de provision pour les ramener à leur valeur d'utilité à la date de clôture de l'exercice.

Les actions propres acquises dans le cadre des programmes de rachat sont comptabilisées en autres titres immobilisés.

En fin d'exercice, les autres titres immobilisés sont comparés à leur valeur probable de négociation et dépréciés, si nécessaire.

1.8. Stocks

Les stocks sont évalués au prix moyen pondéré.

Les stocks obsolètes et à rotation lente font l'objet de provisions pour dépréciation, en fonction de leur valeur nette de réalisation probable évaluée sur la base de données historiques et prévisionnelles.

1.9. Clients et autres créances

Les comptes clients et autres créances sont enregistrés à leur valeur nominale et, le cas échéant, font l'objet d'une provision en fonction du degré de leur irrécouvrabilité.

1.10. Valeurs mobilières de placement

Les titres, enregistrés à leur coût d'achat, sont évalués en fin d'exercice à leur valeur probable de négociation.

Les actions propres détenues, qui sont spécifiquement affectées à l'attribution au profit des salariés d'options d'achat d'actions, sont enregistrées dans les valeurs mobilières de placement.

Pour les plans d'options d'achat d'actions antérieurs à l'année 2000, la différence entre le prix d'acquisition des actions et le prix d'exercice des options par les bénéficiaires a fait l'objet d'une provision pour dépréciation. Depuis le 1er janvier 2000, le prix d'attribution des options est déterminé sans décote. Dès lors que les actions sont achetées à un cours inférieur au prix d'attribution, aucune provision pour dépréciation n'est requise. En revanche, dans le cas d'une baisse du cours de Bourse, une provision pour dépréciation est constituée ; elle est calculée par différence entre la valeur nette comptable des titres et le cours moyen de Bourse du dernier mois précédant la date de clôture.

1.11. Provisions pour risques et charges

Elles sont constituées pour faire face à des sorties de ressources probables au profit de tiers, sans contrepartie pour la société. Elles concernent principalement des risques et litiges de nature industrielle et commerciale (procès, retours de produits…) ainsi que des risques fiscaux et liés au personnel.

Elles sont estimées en tenant compte des hypothèses les plus probables ou en utilisant des méthodes statistiques selon la nature des provisions.

1.12. Comptabilisation des opérations en devises et couverture du risque de change

L'ensemble des créances et des dettes libellées en devises est converti au taux de change en vigueur à la clôture de l'exercice.

Des instruments de couverture de change sont négociés afin de couvrir les transactions commerciales comptabilisées au bilan ou les opérations futures ayant un caractère hautement probable. Les pertes et gains générés par ces instruments sont comptabilisés de façon symétrique aux éléments couverts.

Les variations de change des opérations d'exploitation enregistrées au bilan et des instruments de couverture s'y rattachant sont comptabilisées au bilan au compte E*cart de conversion*. La somme de ces écarts de conversion donne lieu à la constitution d'une provision lorsqu'il apparaît une perte de change potentielle au travers d'une position globale de change toutes devises confondues.

S'agissant des opérations d'exploitation prévisionnelles de l'exercice à venir, elles font d'ores et déjà l'objet de couvertures dont le résultat n'aura d'incidence que sur l'exercice au cours duquel seront comptabilisées les opérations qu'elles couvrent.

1.13. Comptabilisation des instruments de taux

S'agissant du risque de taux, les résultats dégagés par les swaps et les caps de taux d'intérêt qui couvrent des éléments du passif financier sont comptabilisés de manière symétrique aux résultats sur les dettes couvertes au *prorata temporis*.

1.14. Engagements en matière de régimes de retraite et avantages assimilés

L'Oréal participe, selon les lois et usages, à des régimes de retraite, d'aménagement de fin de carrière ainsi qu'à des régimes accordant d'autres avantages aux salariés et retraités. Les mandataires sociaux sont assimilés à des salariés pour tout élément accessoire lié à leur rémunération, et relèvent, à ce titre, des mêmes régimes.

Ces engagements font l'objet d'une couverture financière externe partielle dont l'objectif est de constituer progressivement des fonds alimentés par les primes versées. Ces primes sont incluses dans les charges de l'exercice en *Autres achats et charges externes*.

La méthode d'évaluation retenue pour le calcul des engagements est la méthode rétrospective avec projection du salaire de fin de carrière.

Ces engagements nets de fonds investis n'ont pas fait l'objet d'une provision dans le bilan. Ils demeurent donc en hors bilan.

Depuis 2004, les engagements au titre des médailles du travail ne sont plus inclus en engagement hors bilan mais font l'objet d'une provision sur la base d'une évaluation actuarielle.

Note 2. Chiffre d'affaires

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Marchandises	878,6	880,0	908,4
Matières premières, articles de conditionnement	23,2	27,2	18,4
Prestations de services [1]	1 026,2	995,4	928,4
Locations	37,7	36,6	36,7
Autres produits des activités annexes	149,5	134,6	111,5
Total	**2 115,2**	**2 073,8**	**2 003,4**

(1) Concernent principalement la facturation des redevances de technologie.

Le montant du chiffre d'affaires réalisé en France s'élève à 1 300,5 millions d'euros en 2008 contre 1 299,2 millions d'euros en 2007 et 1 224,3 en 2006.

Note 3. Autres produits

Ce poste comprend principalement les redevances de marques.

Note 4. Ventilation de l'effectif moyen

L'effectif moyen se ventile de la façon suivante :

	2008	2007	2006
Cadres	2 744	2 664	2 537
Agents de maîtrise	2 114	2 145	2 146
Employés	386	423	469
Ouvriers	291	311	316
VRP	313	319	325
Total	**5 848**	**5 862**	**5 793**
dont apprentis	152	145	144
dont travailleurs extérieurs temporaires	160	180	190

Note 5. Dotations aux amortissements et provisions

Les dotations aux amortissements et provisions d'exploitation se détaillent de la façon suivante :

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Amortissements des immobilisations	60,4	59,4	57,9
Dépréciation de l'actif immobilisé	-	-	19,3
Dépréciation de l'actif circulant	3,3	3,1	3,0
Provisions pour risques et charges	18,2	15,2	12,3
Total	**81,9**	**77,7**	**92,5**

Note 6. Résultat financier

Les produits financiers nets qui s'élèvent au 31 décembre 2008 à 1 511,8 millions d'euros contre 1 247,4 millions au 31 décembre 2007 et 1 316,2 millions au 31 décembre 2006, comprennent les éléments suivants :

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Dividendes encaissés	1 604,9	1 402,2	1 410,8
Produits des autres créances et valeurs mobilières de placement	20,3	18,3	30,8
Charges d'intérêts sur emprunts	- 176,4	- 168,1	- 1 18,7
Résultats déficitaires réglés aux SNC	- 3,0	- 2,7	- 2,6
Rachat du prêt à durée indéterminée	71,8	-	-
Autres éléments non détaillés	- 5,8	- 2,3	- 4,1
Total	**1 511,8**	**1 247,4**	**1 316,2**

Au cours de l'exercice 2008, L'Oréal a procédé au rachat du prêt à durée indéterminée souscrit en 1992 et arrivé à échéance en 2007. Ce rachat a généré un produit financier de 71,8 millions d'euros (note 20).

Les dotations aux provisions, nettes des reprises et transferts de charges, s'élèvent au 31 décembre 2008 à - 225,5 millions d'euros contre des reprises de provisions pour 10,8 millions au 31 décembre 2007 et 217,7 millions au 31 décembre 2006 et concernent principalement :

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Dotations (-)/Reprises (+) nettes de provisions pour dépréciation des immobilisations financières hors actions propres	- 6,2	- 32,8	- 17,6
Dotations (-)/Reprises (+) nettes de provisions pour dépréciation des actions propres	- 205,3	48,8	230,1
Dotations (-)/Reprises (+) nettes des provisions pour risques et charges à caractère financier	- 4,1	- 5,7	1,8
Dotations (-)/Reprises (+) pour dépréciation des autres immobilisations financières	- 9,9	n/s	n/s
Autres variations non détaillées	-	0,5	3,4
Total	**- 225,5**	**10,8**	**217,7**

Note 7. Résultat exceptionnel

En 2007, le résultat exceptionnel comprenait la plus-value sur la cession des titres Sanofi-Aventis pour 1 400,7 millions d'euros.

Le résultat 2008 inclut notamment des reprises de provisions pour risques et charges.

Note 8. Impôts sur les bénéfices

Le produit d'impôt de l'exercice s'analyse ainsi :

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Impôt sur le résultat courant	118,2	86,9	53,6
Impôt sur le résultat exceptionnel et la participation des salariés	6,7	6	12,6
Impôt sur la plus value Sanofi-Aventis	-	- 24,2	-
Provisions nettes pour impôt	18,5	-	- 11,7
Impôt sur les bénéfices	**143,4**	**68,7**	**54,5**

Le produit d'impôt comptabilisé par L'Oréal S.A. en 2008 tient compte d'un boni d'intégration fiscale de 136,6 millions d'euros contre 102,4 millions d'euros en 2007 et de 98,4 millions d'euros en 2006 : ce produit résulte principalement de l'utilisation des déficits des sociétés membres.

L'application des dispositions fiscales s'est traduite par une augmentation du résultat net de l'exercice 2008 de 34,5 millions d'euros, en raison principalement de la dotation nette aux provisions réglementées et des crédits d'impôt recherche, mécénat et famille.

Note 9. Accroissement ou allégement de la dette future d'impôts

En millions d'euros	31.12.2006		31.12.2007		Variations		31.12.2008	
	Actif	Passif	Actif	Passif	Actif	Passif	Actif	Passif
Décalages temporaires								
Provisions réglementées		11,7		13,5	4,3	5,9		15,1
Charges non déductibles temporairement	44,1		27,8		93,6	20,0	101,4	
Charges déduites (ou produits imposés) fiscalement et non encore comptabilisées		0,7		1,7	8,1	4,3	2,1	
Produits non taxables temporairement		0,4						
Eléments à imputer								
Déficits, amortissements différés								
Eléments de taxation éventuelle								
Réserve spéciale des plus-values à long terme		176,8		176,8				176,8

Les chiffres ont été calculés en tenant compte de la contribution sociale de 3,3 % majorant l'impôt sur les sociétés au taux normal et réduit.

Note 10. Frais de Recherche

L'ensemble des frais investis en 2008, dans le cadre de l'activité Recherche s'élèvent à 515,8 millions d'euros contre 502,2 millions d'euros en 2007 et 481,6 millions d'euros en 2006.

Note 11. Immobilisations incorporelles

En millions d'euros	31.12.2006	31.12.2007	Acquisition	Cession	Autres mouvements	31.12.2008
Brevets et marques	345,5	346,6	0,3	-	-	346,9
Fonds commerciaux	3,0	47,7	-	-	-	47,7
Logiciels	94,1	111,8	5,1	- 1,7	18,0	133,2
Autres	78,9	78,9	-	-	-	78,9
Immobilisations en cours	10,8	9,5	20,8	n/s	- 17,5	12,8
Valeur brute	**532,3**	**594,5**	**26,2**	**- 1,7**	**0,5**	**619,5**
Brevets et marques	30,5	32,9	2,2	-	-	35,1
Fonds commerciaux	0,3	0,3	-	-	-	0,3
Logiciels	57,0	70,6	15,1	- 1,7	-	84,0
Autres	24,7	27,3	2,6	-	-	29,9
Amortissements	**112,5**	**131,1**	**19,9**	**- 1,7**	**-**	**149,3**
Brevets et marques	15,8	15,8	-	-	-	15,8
Autres	3,5	3,5	-	-	-	3,5
Provisions	**19,3**	**19,3**	**-**	**-**	**-**	**19,3**
Valeur nette comptable	**400,5**	**444,1**	**6,3**	**0**	**0,5**	**450,9**

Note 12. Immobilisations corporelles

En millions d'euros	31.12.2006	31.12.2007	Acquisition	Cession	Autres mouvements	31.12.2008
Terrains	44,7	44,9	17,6	-	-	62,5
Constructions	374,8	378,3	2,0	- 1,6	9,2	387,9
Instal. Techn. Mat. Outillage	151,5	163,2	7,5	- 2,8	4,4	172,3
Autres immob. Corporelles	82,3	85,5	7,7	- 9,6	1,6	85,2
Immobilisations en cours	7,5	9,7	19,0	-	- 15,9	12,8
Avances et acomptes	2,4	2,8	-	-	- 1,9	0,9
Valeur brute	**663,2**	**684,4**	**53,8**	**- 14,0**	**- 2,6**	**721,6**
Constructions	246,6	260,0	20,5	- 1,6	-	278,9
Instal. Techn. Mat. Outillage	120,5	129,0	11,2	- 2,6	-	137,6
Autres immob. Corporelles	58,6	63,5	8,8	- 9,5	-	62,8
Amortissements	**425,7**	**452,5**	**40,5**	**- 13,7**	**-**	**479,3**
Valeur nette comptable	**237,5**	**231,9**	**13,3**	**- 0,3**	**- 2,6**	**242,3**

Pour les immobilisations corporelles et incorporelles la dotation annuelle 2008 s'élève :

- en linéaire à 43,6 millions d'euros ;
- en dégressif à 16,6 millions d'euros ;
- en exceptionnel à 0,2 million d'euros.

Note 13. Immobilisations détenues en crédit-bail

En millions d'euros	Immobilisations en Crédit-Bail au 31.12.2008				Bilan incluant les immobilisations en Crédit-Bail		
	Coût	Dotations aux amortissements (2)					
Postes du bilan	d'entrée (1)	de l'exercice	cumulées	Valeur nette	Valeur brute	Amortissement	Valeur nette
Constructions et terrains	34,2	- 1,2	- 16,3	17,9	484,6	- 295,2	189,4
Installations techniques, matériel et outillage	-	-	-	-	172,3	- 137,6	34,7
Total au 31.12.2008	**34,2**	**- 1,2**	**- 16,3**	**17,9**	**656,9**	**- 432,8**	**224,1**
Total au 31.12.2007	41,7	- 1,4	- 18,8	22,9	628,0	- 407,7	220,3
Total au 31.12.2006	95,7	- 3,6	- 56,9	38,8	666,7	- 424,0	242,7

(1) Valeur de ces biens au moment de la signature des contrats.

(2) Dotations de l'exercice et dotations cumulées qui auraient été enregistrées pour ces biens s'ils avaient été acquis – Mode d'amortissement retenu : Linéaire 5 % à 2 %.

En millions d'euros	Engagements de crédit-bail						
	Redevances payées		Redevances restant à payer				Prix d'achat résiduel selon
Postes du bilan	de l'exercice	cumulées	< 1 an	De 1 à 5 ans	> 5 ans	Total à payer	contrat
Constructions et terrains	4,0	58,6	3,9	16,6	11,4	31,9	1,4
Installations techniques, matériel et outillage	-	-	-	-	-	-	-
Total du 31.12.2008	**4,0**	**58,6**	**3,9**	**16,6**	**11,4**	**31,9**	**1,4**
Total du 31.12.2007	3,9	54,6	3,9	16,4	15,2	35,5	1,4
Total du 31.12.2006	12,8	144,1	4,0	16,0	19,8	39,8	1,4

Ces tableaux ne tiennent pas compte d'un avenant à un contrat prévoyant le paiement à compter de 2009, de 11,3 millions d'euros de redevances complémentaires correspondant à une construction d'une valeur de 9,1 millions d'euros.

Note 14. Immobilisations financières

En millions d'euros	31.12.2006	31.12.2007	Acquisition/ Souscription	Cession	Autres mouvements	31.12.2008
Titres de participation	7 516,1	7 927,0	1 168,9[1]	-	11,1	9 107,0
Prêts et créances rattachés	101,6	92,7	48,3	- 19,8	- 13,4	107,8
Actions propres	1 033,8	678,2	943,4	- 0,3	- 1 361,9	259,4
Autres	8,5	8,6	0,6	- 0,8	-	8,4
Valeur brute	**8 660,0**	**8 706,5**	**2 161,2**	**- 20,9**	**- 1 364,2**	**9 482,6**
Titres de participation	230,4	263,2	17,3	- 10,5	-	270,0
Prêts et créances rattachés	0,6	0,6	10,0	-	-	10,6
Actions propres	-	-	-	-	-	-
Autres	4,9	4,9	-	- 0,2	-	4,7
Provision pour dépréciation	**235,9**	**268,7**	**27,3**	**- 10,7**	**0**	**285,3**
Valeur nette comptable	**8 424,1**	**8 437,8**	**2 133,9**	**- 10,2**	**- 1 364,2**	**9 197,3**

(1) Il s'agit principalement de l'acquisition des titres Yves Saint Laurent pour un montant de 1 100 millions d'euros.

En 2008, L'Oréal a acheté 12 787 000 actions propres dans le cadre des programmes de rachat et a annulé 15 275 150 actions. Il a été procédé à 4 950 levées dans le cadre du plan d'options d'achat.

L'Oréal détient à la clôture 3 808 000 actions contre 8 067 350 actions au 31 décembre 2007.

Leur valeur boursière globale s'élève à 235,6 millions d'euros au cours moyen du mois de décembre et à 237,2 millions d'euros au cours de clôture du 31 décembre.

Il a été procédé au reclassement en valeurs mobilières de placement des 1 766 250 actions propres précédemment inscrites en immobilisations financières pour une valeur nette comptable de 99,8 millions d'euros (conformément à l'avis du CNC n° 2008-17 détaillé dans les principes comptables).

Le *tableau liste des filiales et participations* est présenté à la fin des notes annexes.

Note 15. Opérations avec les entreprises liées

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Immobilisations financières	8 924,2	7 742,7	7 371,4
Clients	199,6	207,5	180,4
Autres créances	3,2	20,7	10,3
Disponibilités	190,8	735,6	347,0
Emprunts	9,5	11,9	75,2
Fournisseurs	71,7	58,8	60,4
Autres dettes	19,7	0,1	0,1
Charges financières	9,4	5,4	17,1
Produits financiers	1 605,3	1 402,8	1 411,7

Note 16. Valeurs mobilières de placement

Ce poste se décompose comme suit :

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Actions L'Oréal	1 151,0	1 107,5	1 462,5
Instruments financiers	23,0	3,9	2,4
Primes versées sur options	15,3	9,7	5,8
Valeur brute	**1 189,3**	**1 121,1**	**1 470,7**
Actions L'Oréal	- 206,3	- 3,2	- 52,3
Instruments financiers	-	-	-
Primes versées sur options	-	-	-
Provision pour dépréciation	**- 206,3**	**- 3,2**	**- 52,3**
Valeur nette comptable	**983,0**	**1 117,9**	**1 418,4**

Les actions propres de L'Oréal, acquises dans le cadre de plans d'options d'achat d'actions au profit des salariés, représentent une valeur nette 944,7 millions d'euros pour 15 467 342 actions (après prise en compte d'une dotation nette à la provision pour dépréciation de 205,3 millions d'euros par résultat et d'une reprise de 2,2 millions d'euros par capitaux propres correspondant aux titres annulés) contre 1 104,3 millions d'euros au 31 décembre 2007 et 1 410,2 millions d'euros au 31 décembre 2006.

Au cours de l'année 2008, il a été procédé à des levées d'options ayant porté sur 574 245 titres ainsi qu'à l'annulation de 322 250 titres.

Pour 2008, la valeur boursière globale des actions propres s'élève à 956,8 millions d'euros au cours moyen du mois de décembre et à 963,6 millions d'euros au cours de clôture du 31 décembre.

Pour 2007, la valeur boursière globale des actions propres s'élevait à 1 408,7 millions d'euros au cours moyen du mois de décembre et à 1 430,3 millions d'euros au cours de clôture du 31 décembre.

Pour 2006, la valeur boursière globale des actions propres s'élevait à 1 504,3 millions d'euros au cours moyen du mois de décembre et à 1 495,8 millions d'euros au cours de clôture du 31 décembre.

Il a été procédé au reclassement en valeurs mobilières de placement des 1 766 250 actions propres précédemment inscrites en immobilisations financières pour une valeur nette comptable de 99,8 millions d'euros (conformément à l'avis du CNC n° 2008-17 détaillé dans les principes comptables).

Note 17. Options de souscription ou d'achat d'actions

Le tableau ci-après récapitule les données relatives aux plans d'options en vigueur au 31 décembre 2008 :

Date d'attribution	Nombre d'options	Nombre d'options non exercées	Période d'exercice		Prix d'exercice
			De	A	
14.10.1999	2 250 000	480 692	15.10.2004	14.10.2009	57,60
07.12.1999	1 500 000	586 400	08.12.2004	07.12.2009	61,00
05.04.2000	1 200 000	349 800	06.04.2005	05.04.2010	65,90
28.09.2000	3 800 000	2 414 800	29.09.2005	28.09.2010	83,00
07.12.2000	450 000	346 500	08.12.2005	07.12.2010	89,90
28.03.2001	2 500 000	1 605 600	29.03.2006	28.03.2011	79,60
18.09.2001	2 500 000	1 664 000	19.09.2006	18.09.2011	77,60
08.10.2001	225 000	151 250	09.10.2006	08.10.2011	76,50
26.03.2002	2 500 000	1 822 550	27.03.2007	26.03.2012	81,65
04.09.2002	2 500 000	1 813 000	05.09.2007	04.09.2012	76,88
03.12.2003	2 500 000	2 261 750	04.12.2008	03.12.2013	63,02
03.12.2003	2 500 000	2 263 000	04.12.2008	03.12.2013	71,90
24.03.2004	2 000 000	1 911 500	25.03.2009	24.03.2014	64,69
01.12.2004	4 000 000	3 871 500	02.12.2009	01.12.2014	55,54
29.06.2005	400 000	400 000	30.06.2010	29.06.2015	60,17
30.11.2005	4 200 000	4 090 800	01.12.2010	30.11.2015	61,37
30.11.2005	1 800 000	1 753 200	01.12.2010	30.11.2015	62,94
25.04.2006	2 000 000	2 000 000	26.04.2011	25.04.2016	72,60
01.12.2006	5 500 000	5 426 250	02.12.2011	01.12.2016	78,06
30.11.2007	4 000 000	3 953 500	01.12.2012	30.11.2017	91,66

Tous ces plans ont une période d'exercice de 5 ans et ne comportent pas de conditions de performance.

La valeur de l'action retenue comme assiette de la contribution sociale de 10 % pour le plan du 30 novembre 2007 est de 93,83 euros.

Note 18. Etat des échéances des créances

En millions d'euros	A un an au plus	A plus d'un an	Brut	Dépréciation	Net
Prêts et créances rattachées	17,3	90,5	107,8	- 10,6	97,2
Autres immobilisations financières		8,4	8,4	- 4,7	3,7
Créances clients et comptes rattachés	338,7	-	338,7	- 2,9	335,8
Autres actifs circulants dont	171,8	-	171,8	-	171,8
Créances fiscales & sociales	127,3	-	127,3	-	
Groupe & associés	3,0	-	3,0	-	
Débiteurs divers	41,5	-	41,5	-	
Charges constatées d'avance	19,4	-	19,4	-	19,4

Les produits à recevoir rattachés aux postes de créances s'élèvent à 16,6 millions d'euros au 31 décembre 2008 contre 12,2 millions d'euros au 31 décembre 2007 et 11,9 millions d'euros au 31 décembre 2006.

Note 19. Provisions pour risques et charges

En millions d'euros	31.12.2006	31.12.2007	Dotations	Reprises (provisions utilisées)	Reprises (provisions non utilisées)	31.12.2008
Provisions pour litiges	40,8	40,9	0,1	- 0,6	- 24,3	16,1
Provision pour pertes de change	2,0	4,9	-	- 4,9	-	-
Provisions pour charges	23,7	27,6	21,1	- 18,5	- 0,7	29,5
Autres provisions pour risques [1]	56,6	75,9	20,3	- 2,6	- 8,3	85,3
Total	**123,1**	**149,3**	**41,5**	**- 26,6**	**- 33,3**	**130,9**

(1) Cette rubrique comprend notamment des provisions destinées à faire face à des risques de nature fiscale, des risques industriels et commerciaux liés à l'exploitation (contrats, reprise de produits) et à des risques liés au personnel.

La variation des provisions pour risques et charges a affecté en 2008 les différents niveaux de résultat comme suit :

En millions d'euros	Dotations	Reprises (provisions utilisées)	Reprises (provisions non utilisées)
Résultat d'exploitation	18,2	- 12,5	- 1,3
Résultat financier	20,0	- 11,6	- 4,2
Résultat exceptionnel	3,3	- 2,3	- 9,5
Impôt sur les sociétés	-	- 0,2	- 18,3
Total	**41,5**	**- 26,6**	**- 33,3**

Note 20. Emprunts et dettes financières

L'Oréal se finance à moyen terme par des emprunts bancaires et à court terme par l'émission de billets de trésorerie en France. Le montant du programme s'élève à 2 600 millions d'euros.

La liquidité sur les émissions de billets de trésorerie est assurée par des lignes bancaires de trésorerie confirmées qui s'élèvent à 2 425 millions d'euros au 31 décembre 2008 contre 2 625 millions d'euros au 31 décembre 2007 comme au 31 décembre 2006. Ces lignes de trésorerie, comme les emprunts à moyen terme, ne comportent pas de clause de ratio financier ni de clause de notation.

Le total des emprunts et dettes financières s'analyse de la façon suivante :

ANALYSE PAR NATURE

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Emprunts obligataires	n/s	n/s	n/s
Emprunts et dettes financières auprès des établissements de crédit	2 498,0	2 550,8	1 794,8
Prêt à durée indéterminée	-	71,8	77,4
Billets de trésorerie	1 406,0	567,2	1 577,8
Autres emprunts et dettes financières divers	61,6	65,6	130,5
Concours bancaires	0,6	11,9	1,3
Total	**3 966,2**	**3 267,3**	**3 581,8**

Le prêt à durée indéterminée, arrivé à échéance en 2007, a été racheté en 2008 (note 6). Conformément à l'avis n° 28 de l'Ordre des Experts Comptables, il figurait en 2007 en dettes financières. Une incidence de 9,7 millions d'euros a été comptabilisée au titre de l'impôt, à l'échéance en 2007.

ANALYSE PAR ÉCHÉANCE

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Inférieure à 1 an	1 510,8	738,3	1 749,6
De 1 à 5 ans	2 454,1	2 527,8	1 831,1
Supérieure à 5 ans	1,3	1,2	1,1
Total	**3 966,2**	**3 267,3**	**3 581,8**

Dans le courant de l'exercice 2008, les principales variations suivantes ont été enregistrées :

En millions d'euros	
Emprunts souscrits	1 431,5
Emprunts remboursés	725,6

Note 21. Etat des échéances des dettes

En millions d'euros	A un an au plus	A plus d'un an	Total
Fournisseurs et comptes rattachés	**334,7**		**334,7**
Autres passifs circulants dont	**270,3**		**270,3**
Dettes fiscales et sociales et comptes rattachés	185,9		185,9
Dettes sur immobilisations et comptes rattachés	15,9		15,9
Groupe et associés	19,1		19,1
Autres dettes	49,4		49,4

Les charges à payer relatives aux dettes fournisseurs et autres passifs circulants s'analysent comme suit :

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Fournisseurs	**164,5**	**151,8**	**146,2**
Dettes sur immobilisations	**4,1**	**5,8**	**7,3**
Dettes fiscales et sociales dont	**117,4**	**100,9**	**92,1**
Provision pour participation des salariés	21,6	19,3	17,5
Provision pour intéressement	54,0	51,1	47,5
Autres dettes	**35,5**	**50,1**	**51,3**
Total	**321,5**	**308,6**	**296,9**

Note 22. Ecarts de conversion

La revalorisation des créances et dettes en monnaies étrangères au cours de change du 31 décembre et la prise en compte des instruments financiers afférents a donné lieu à la comptabilisation des écarts de conversion suivants :

En millions d'euros	Actif			Passif		
	31.12.2008	31.12.2007	31.12.2006	31.12.2008	31.12.2007	31.12.2006
Créances financières	0,1	0,4	0,3	0,9	-	-
Clients	3,8	1,8	0,9	1,6	0,2	0,2
Dettes financières	0,4	-	-	-	0,1	0,8
Fournisseurs	0,6	-	0,2	5,0	0,5	0,6
Autres dettes	-	-	-	0,6	0,1	-
Instruments financiers dérivés	3,1	7,1	4,6	6,0	3,5	2,4
Total	**8,0**	**9,3**	**6,0**	**14,1**	**4,4**	**4,0**

La position globale de change, établie conformément aux principes comptables décrits ci-avant, fait ressortir au 31 décembre 2008, un gain latent de 6,1 millions d'euros portant essentiellement sur le dollar américain et de la livre sterling. Au 31 décembre 2007 et au 31 décembre 2006, la position globale de change faisait ressortir une perte latente de 4,9 millions d'euros et 2 millions d'euros, comptabilisée en résultat.

Note 23. Instruments financiers dérivés

Les instruments financiers dérivés détenus dans un but de couverture du risque de change concernent principalement des opérations futures et se détaillent comme suit :

En millions d'euros	Notionnel			Valeur de marché		
	31.12.2008	31.12.2007	31.12.2006	31.12.2008	31.12.2007	31.12.2006
Change à terme net						
Achat EUR/Vente ARS	0,8	4,0	0,2	-	-	-
Achat EUR/Vente AUD	8,7	9,6	8,8	1,3	0,2	-0,2
Achat EUR/Vente BRL	32,8	37,3	14,0	7,4	-1,0	-0,1
Achat EUR/Vente CAD	13,9	15,2	13,0	1,8	-0,1	0,6
Achat EUR/Vente GBP	8,9	20,2	15,1	2,1	0,8	-0,4
Achat EUR/Vente PLN	6,3	8,1	5,7	1,3	-0,4	-0,2
Achat EUR/Vente MXN	3,9	8,0	8,8	0,8	0,5	0,1
Achat EUR/Vente CHF	3,7	3,3	4,9	-0,3	-	-
Achat EUR/Vente SEK	4,3	5,2	4,0	0,4	-	-0,1
Achat EUR/Vente NOK	3,8	5,0	4,7	0,7	-	0,1
Achat EUR/Vente CNY	87,9	87,7	83,0	-2,7	3,2	0,7
Achat EUR/Vente UAH	4,5	-	-	2,4	-	-
Achat EUR/Vente autres	21,6	22,7	19,9	1,2	0,3	-0,2
Vente EUR/Achat USD	37,7	53,3	22,0	2,1	-6,2	-3,3
Vente EUR/Achat JPY	11,1	13,0	15,5	1,9	-1,2	-1,4
Vente EUR/Achat autres	2,7	2,5	1,8	0,1	-	0,1
Achat USD/Vente BRL	25,8	21,6	7,4	5,4	-1,9	-0,3
Achat USD/Vente ARS	20,2	42,8	26,5	3,6	-0,2	-0,9
Achat USD/Vente UAH	2,6	4,6	3,6	1,5	0,1	-
Achat USD/Vente CNY	-	-	4,0	-	-	-
Vente USD/Achat CNY	24,3	27,5	-	-0,5	-	-
Vente CNY/Achat JPY	6,8	5,5	6,2	0,8	0,1	-0,3
Achat CNY/Vente HKD	0,4	-	-	-	-	-
Vente ARS/Achat BRL	11,5	-	-	-0,1	-	-
Total change à terme	**344,2**	**397,1**	**269,1**	**31,2**	**-5,8**	**-5,8**
Options de change						
USD/EUR	72,4	71,2	43,8	1,6	5,5	3,0
GBP/EUR	9,5	4,9	6,4	1,8	0,4	0,1
CAD/EUR	1,7	3,1	3,9	0,2	0,1	0,3
BRL/USD	3,5	-	7,0	0,7	-	0,3
EUR/BRL	24,9	34,8	33,4	5,6	1,2	1,5
EUR/CNY	35,6	59,2	22,4	0,5	1,8	0,4
Autres/EUR	3,8	3,9	6,1	0,9	0,2	0,1
Autres/Autres	-	-	2,5	-	-	0,1
Total options de change dont	**151,4**	**177,1**	**125,5**	**11,3**	**9,2**	**5,8**
options achetées	218,9	186,5	135,0	15,3	9,4	5,9
options vendues	-67,5	-9,4	-9,5	-4,0	-0,2	-0,1
Total instruments financiers dérivés	**495.6**	**574,2**	**394,6**	**42,5**	**3,4**	**0,0**

Le total des options vendues correspond exclusivement à la revente d'options achetées au préalable lorsqu'il est apparu opportun de les remplacer par d'autres outils de couverture.

Les instruments financiers dérivés de couverture du risque de taux d'intérêt se détaillent comme suit :

En millions d'euros	Notionnel			Valeur de marché		
Dérives de taux	31.12.2008	31.12.2007	31.12.2006	31.12.2008	31.12.2007	31.12.2006
Swaps de taux emprunteur taux variable						
EUR Euribor/taux fixe	69,8	121,8	128,8	2,2	1,5	3,6
Swaps de taux emprunteur taux fixe						
EUR Euribor/taux fixe	2,5	2,5	2,5	n/s	n/s	n/s
Swaps de taux variable/variable						
EUR Euribor/Euribor	-	-	7,1	-	-	n/s
Total	**72,3**	**124,3**	**138,4**	**2,2**	**1,5**	**3,6**

Note 24. Engagements hors bilan

24.1. Engagements en matière de location

Les engagements en matière de location simple s'élèvent à 65,5 millions d'euros à moins d'un an, à 187,9 millions d'euros de 1 à 5 ans et à 83,8 millions d'euros à plus de 5 ans.

La ventilation des engagements en matière de crédit-bail est fournie dans la note 13.

24.2. Autres engagements hors bilan

Les lignes de crédit confirmées figurent en note 20.

Les autres engagements hors bilan se détaillent comme suit :

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Engagements donnés en matière de retraite et avantages assimilés [1]	395,6	461,1	571,0
Engagements de rachats de minoritaires	83,0	64,2	67,4
Garanties données [2]	674,6	627,0	656,7
Garanties reçues	7,6	7,6	4,8
Commandes d'investissement	100,3	69,7	51,3
Crédits documentaires	5,0	5,1	6,9

(1) Le taux d'actualisation retenu en 2008 pour l'évaluation de ces engagements est de 5,75 % pour les régimes allouant un capital, et de 6,00 % pour les régimes allouant une rente, comparé respectivement à 5,00 % et 5,25 % en 2007 et 4,25 % et 4,50 % en 2006. Une convention de mutualisation du passif social a été mise en œuvre en 2004. Cette convention conduit à répartir entre les sociétés françaises du Groupe les engagements et à organiser leur financement au prorata de leur masse salariale respective (personnalisée par régime) de telle sorte que les sociétés sont solidaires pour l'exécution desdits engagements dans la limite des fonds collectifs constitués.

(2) Cette ligne comprend les cautions et garanties diverses dont 665,8 millions d'euros, au 31 décembre 2008, pour le compte des filiales directes et indirectes, contre 582,5 millions d'euros au 31 décembre 2007 et 649,7 millions d'euros au 31 décembre 2006. S'y ajoutent des garanties de passif conformes aux usages.

24.3. Passifs éventuels

Dans le cadre normal de ses activités, L'Oréal est impliqué dans des actions judiciaires et est soumis à des contrôles fiscaux, douaniers et administratifs. La société constitue une provision chaque fois qu'un risque est identifié et qu'une estimation de son coût est possible.

Il n'existe actuellement aucun fait exceptionnel, ni affaire contentieuse risquant d'affecter significativement et avec une probabilité sérieuse, les résultats, la situation financière, le patrimoine ou l'activité de la société.

Note 25. Variation du besoin en fonds de roulement d'exploitation

La variation du besoin en fonds de roulement d'exploitation s'élève à -48,7 millions d'euros au 31 décembre 2008, contre 8,5 millions d'euros au 31 décembre 2007 et 81,3 millions d'euros au 31 décembre 2006, elle se ventile de la manière suivante :

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Stocks	1,4	5,7	7,8
Créances	- 53,7	- 34,8	40,5
Dettes	3,6	37,6	33,0
Total	**- 48,7**	**8,5**	**81,3**

Note 26. Variation des autres actifs financiers

Cette ligne inclut les flux liés aux actions propres de l'exercice, classés en valeurs mobilières de placement.

Note 27. Trésorerie à la clôture

La trésorerie à la clôture s'élève à 212,5 millions d'euros au 31 décembre 2008, contre 730,7 millions d'euros au 31 décembre 2007 et 360,7 millions d'euros au 31 décembre 2006, et s'analyse de la manière suivante :

En millions d'euros	31.12.2008	31.12.2007	31.12.2006
Disponibilités	213,8	743,3	363,4
Intérêts courus actif	-0,9	-1,6	-1,4
Concours bancaires courants (note 20)	-0,6	-11,9	-1,9
Intérêts courus passif	0,2	0,9	0,6
Total	**212,5**	**730,7**	**360,7**

Note 28. Autres informations

Les montants des honoraires d'audit et autres missions accessoires pris en charge par L'Oréal au titre de l'exercice 2008 s'élèvent à 2,9 millions d'euros contre 2,7 millions d'euros au titre de 2007.

Note 29. Evénements post-clôture

Aucun événement n'est intervenu entre la date de clôture et la date d'arrêté des comptes par le Conseil d'Administration.

4.6. Tableau liste des filiales et participations au 31 décembre 2008

4.6.1. Renseignements détaillés

En milliers d'euros	Capital	Réserves et report à nouveau avant affectation des résultats	Quote-part du capital détenu	Valeur comptable des titres détenus		Bénéfice ou perte du dernier exercice clos	Dividendes comptabilisés au cours de l'exercice
				Brute	Nette		
A. Principales filiales françaises (Plus de 50 % du capital détenu)							
Areca & Cie	35	1	99,78	35	35	268	(1)
Banque de Réalisations de Gestion et de Financement (Regefi)	19 250	62 389	100	75 670	75 670	18 858	16 859
Beauté Créateurs	612	3 014	100	25 385	25 385	- 6 182	
Biotherm Distribution & Cie	182	415	99,9	472	472	9 418	6 398
Centrex	1 800	29	100	3 532	3 532	292	(1)
Chimex	1 958	34 684	100	21 501	21 501	4 668	
Cosmétique Active France	21	6 863	69,91	130	130	13 674	9 781
Cosmétique Active International	17	4 000	87,94	15	15	6 965	9 778
Cosmétique Active Production	186	22 882	80,14	5 081	5 081	- 58	2 948
Episkin	9 402	0	100	9 402	9 402	809	(1)
Exclusive Signatures International	10	0	99	10	10	129	(1)
Fapagau & Cie	15	5 567	79	12	12	5 844	(1)
Faprogi	15	4 632	59,9	9	9	1 659	(1)
Finval	2	0	99	2	2	3 308	(1)
Gemey Maybelline Garnier	50	719	66,61	34	34	41 654	31 294
Gemey Paris-Maybelline New York	35	6 920	99,96	46	46	17 429	18 042
Goldys International	15	0	99,9	15	15	- 3	(1)
Héléna Rubinstein	30	1	99,95	46 661	46 661	6 525	4 513
Holdial	1	0	98	1	1	1 011	(1)
L & J Ré	1 500	10 749	100	1 500	1 500	- 18	
La Roche-Posay Laboratoire Pharmaceutique	380	4 437	99,98	27 579	27 579	- 5 209	6 436
Laboratoire Bioexigence	37	(531)	100	37	37	522	48
Laboratoire Garnier & Cie	580	2	99,97	5 784	5 784	16 949	8 685
Laboratoires Innéov	300	3 064	50	16 800	3 364	- 1 234	
Laboratoire Sanoflore	1 122	1 248	99,94	5 142	5 142	- 1 655	
Lancôme Parfums et Beauté & Cie	1 192	0	100	3 235	3 235	22 669	50 273
LaScad	18	1	99,17	18	18	38 460	47 505
Lehoux et Jacque	39	56	100	263	263	318	167
L'Oréal Produits de Luxe France	63	4 080	74,33	46	46	20 913	18 139
L'Oréal Produits de Luxe International	76	1 839	99,2	76	76	59 537	58 331
Par-Bleue	2	0	99	2	2	- 821	(1)
Parfums Cacharel & Cie	1	1	99	2	2	- 710	(1)
Parfums Guy Laroche	332	5 417	100	1 656	1 656	151	165
Parfums Paloma Picasso & Cie	2	0	99	2	2	- 60	(1)
Parfums Ralph Lauren	2	0	99	2	2	- 406	(1)
Prestige & Collections International	32	3 952	56,67	18	18	12 687	12 382
Sicôs & Cie	375	7 808	80	999	999	4 518	(1)
Société de Développement Artistique	2	0	99	2	2	1 199	(1)

(1) Les SNC, GIE et Sociétés Civiles, non intégrés fiscalement, distribuent la totalité de leurs résultats.

En milliers d'euros	Capital	Réserves et report à nouveau avant affectation des résultats	Quote-part du capital détenu	Valeur comptable des titres détenus		Bénéfice ou perte du dernier exercice clos	Dividendes comptabilisés au cours de l'exercice
Soprocos	8 250	10 032	100	11 904	11 904	1 441	1 447
Soproréal	15	8 208	99,9	15	15	2 343	(1)
Sparlys	750	1 498	100	3 826	3 826	1 297	1 050
Viktor & Rolf Parfums	2	0	99	1	1	- 565	(1)
YSL Beauté Holding	1 003 260	2 329	100	1 100 020	1 100 020	- 175	
B. Principales participations françaises (Moins de 50 % du capital détenu)							
Galderma International	932	57 598	26,67	2	2	2 966	
Innéov France	75	- 607	n/s	n/s	n/s	- 1 582	(1)
Sanofi-Aventis	2 631 051	(2)	8,99	423 887	423 887	(2)	244 731

(1) Les SNC, GIE et Sociétés Civiles, non intégrés fiscalement, distribuent la totalité de leurs résultats.
(2) Sanofi-Aventis : - données non communiquées,
- L'Oréal détient à la clôture 118 227 307 actions, leur valeur boursière globale s'élève à 5 367 520 milliers d'euros au cours du 31/12/2008.

En milliers d'euros	Capital	Réserves et report à nouveau avant affectation des résultats	Quote-part du capital détenu	Valeur comptable des titres détenus		Bénéfice ou perte du dernier exercice clos	Dividendes comptabilisés au cours de l'exercice
				Brute	Nette		
A. Principales filiales étrangères (Plus de 50 % du capital détenu)							
Avenamite S.A. (Espagne)	242	48	100	6 216	6 216	78	122
Beautycos International Co. Ltd (Chine)	52 482	14 639	73,46	46 195	46 195	65	
Beautylux International Cosmetics (Shanghai) Chine	5 629	- 4 039	100	16 871	16 871	1 604	
Beautytech International Cosmetics (Yi Chang) Chine	3 070	- 4 675	100	131 239	131 239	1 204	
Biotherm (Monaco)	152	16	99,8	3 545	3 545	1 774	3 057
Canan Kozmetik Sanayi Ve Ticaret A.S.	6 173	3 087	100	28 439	28 439	1 911	
Canan Tuketim Urunleri Pazarlama A.S.	1 149	- 705	100	11 128	11 128	- 1 812	
Club Créateurs Beauté Japon K.K	8 619	- 17 405	100	2 973	1 602	- 3 345	
Cosmelor Ltd (Japon)	3 554	25 470	100	35 810	35 810	814	15
Cosmephil Holdings Corporation (Philippines)	171	- 143	100	400	14	0	
Cosmétique Active Belgilux (Belgique)	3 240	1 326	86,71	3 423	3 423	1 404	2 038
Cosmétique Active Ireland Ltd (Irlande)	82	97	100	732	732	1 465	1 015
Cosmétique Active Suisse S.A.	32	215	100	4 645	4 645	3 020	3 494
Elebelle (Proprietary) Ltd (Afrique du Sud)	806	34 893	100	61 123	49 123	0	
Egyptelor LLC	7		99,8	7	7	0	
Erwiton S.A. (Uruguay)	739	699	100	17	17	5 123	3 342
Galderma Pharma S.A. (Suisse)	15 694	274 680	50	10 124	10 124	41 645	41 299
Kosmepol Sp Z.O.O. (Pologne)	38 844	22 076	99,73	48 965	48 965	- 8 146	
Lai Mei Cosmetics Int. Trading Shanghai Co Ltd (Chine)	9 500	5 752	100	11 197	11 197	318	575

(3) The Body Shop : Données consolidées du sous groupe.
(4) Données de la sous-consolidation de la filiale L'Oréal USA Inc., arrêtées selon le référentiel local (US Gaaps)

En milliers d'euros	Capital	Réserves et report à nouveau avant affectation des résultats	Quote-part du capital détenu	Valeur comptable des titres détenus		Bénéfice ou perte du dernier exercice clos	Dividendes comptabilisés au cours de l'exercice
				Brute	Nette		
Le Club des Créateurs de Beauté (Belgique)	500	- 3 945	100	251	0	- 43	
Le Club des Créateurs de Beauté Co Ltd (Taiwan)	467	- 1 481	100	328	0	- 250	
L'Oréal Adria d.o.o. (Croatie)	131	1 293	100	1 503	1 503	3 290	2 380
L'Oréal Argentina SA	13 081	6 085	100	81 068	35 154	9 220	5 080
L'Oréal Australia Pty Ltd	2 711	6 626	100	18 794	18 794	32 176	25 802
L'Oréal Balkan d.o.o. (Serbie)	1 241	300	100	1 285	1 285	- 36	
L'Oréal Baltic SIA (Lettonie)	387	4 371	100	529	529	1 564	2 447
L'Oréal Belgilux S.A. (Belgique)	10 000	15 996	99,99	35 583	35 583	23 262	26 123
L'Oréal Bulgaria EOOD	102	- 402	100	102	102	1 803	
L'Oréal Canada Inc.	1 784	9 284	100	144 226	144 226	76 624	41 345
L'Oréal Ceska Republika s.r.o (République tchèque)	5 939	3 397	100	8 678	8 678	6 754	5 669
L'Oréal Chile S.A. (Chili)	20 888	- 2 410	100	43 784	43 784	14 227	8 544
L'Oréal China Co Ltd (Chine)	38 731	16 511	100	214 494	214 494	67 443	6 614
L'Oréal Colombia S.A. (Colombie)	1 931	2 054	94	6 395	5 136	338	1 700
L'Oréal Danmark A/S (Danemark)	270	5 372	100	8 336	8 336	11 528	13 448
L'Oréal Deutschland Gmbh (Allemagne)	12 647	283 099	100	71 855	71 855	126 480	85 285
L'Oréal Espana S.A. (Espagne)	59 911	68 784	63,86	228 809	228 809	87 270	55 748
L'Oréal Finland Oy (Finlande)	673	14	100	1 280	1 280	9 533	8 622
L'Oréal Guatemala S.A.	1 044	902	100	2 162	2 162	- 314	505
L'Oréal Hellas S.A. (Grèce)	5 196	6 613	83,49	18 715	18 715	23 233	22 989
L'Oréal Hong-Kong Ltd	3	4 381	99,97	604	604	51 008	46 264
L'Oréal India Pvt Ltd	40 991	- 19 091	100	59 207	18 394	- 5 435	
L'Oréal Investments B.V. (Pays-Bas)	18	0	100	18	18	0	9
L'Oréal Israel Ltd	4 119	8 896	92,97	38 497	33 597	3 783	3 213
L'Oréal Italia Spa	1 589	79 821	100	161 804	161 804	101 431	67 473
L'Oréal Japan Ltd (Japon)	370	- 796	100	275	0	- 72	
L'Oréal Korea Ltd (Corée du Sud)	1 991	- 2 242	100	20 794	0	6 792	
L'Oréal Liban SAL	3 139	670	99,88	7 698	7 698	3 177	2 444
L'Oréal Luxe Producten Nederland B.V.	908	0	100	1 937	1 937	6 697	15 259
L'Oréal Magyarorszag Kosmetikai Kft (Hongrie)	4 249	679	100	7 815	7 815	2 787	3 589
L'Oréal Malaysia SDN BHD (Malaisie)	4 749	2 379	94,34	6 456	6 456	5 072	6 632
L'Oréal Mexico S.A de C.V	2 349	22 129	100	8 443	8 443	42 478	42 419
L'Oréal Middle East (Emirats Arabes Unis)	2 752	863	100	37 284	37 284	26 403	19 289
L'Oréal Nederland B.V. (Pays-Bas)	34	3	100	4 894	4 894	23 635	21 450
L'Oréal New Zealand Ltd	42	1 240	100	624	624	4 799	4 223
L'Oréal Norge A/S (Norvège)	1 384	- 344	100	4 050	4 050	14 760	12 879
L'Oréal Osterreich Gmbh (Autriche)	2 915	240	100	3 818	3 818	14 166	13 415
L'Oréal Panama S.A.	159	1 848	100	168	168	4 239	2 697
L'Oréal Peru S.A. (Pérou)	2 096	482	100	3 739	3 739	753	1 073
L'Oréal Philippines Inc.	2 062	531	95,38	12 478	2 481	- 402	
L'Oréal Polska Sp. Z.O.O. (Pologne)	21 686	15 640	100	38 210	38 210	44 071	23 685
L'Oréal Portugal Lda	145	2 682	98,35	2 394	2 394	21 808	22 912
L'Oréal Produits de Luxe Belgilux	250	707	99,97	2 885	2 885	6 514	8 288

(3) The Body Shop : Données consolidées du sous groupe.
(4) Données de la sous-consolidation de la filiale L'Oréal USA Inc., arrêtées selon le référentiel local (US Gaaps)

En milliers d'euros	Capital	Réserves et report à nouveau avant affectation des résultats	Quote-part du capital détenu	Valeur comptable des titres détenus		Bénéfice ou perte du dernier exercice clos	Dividendes comptabilisés au cours de l'exercice
				Brute	Nette		
L'Oréal Produits de Luxe Suisse S.A.	257	457	100	556	556	4 765	4 096
L'Oréal Romania SRL (Roumanie)	2 187	324	100	5 883	5 883	6 381	4 642
L'Oréal Singapore Pte Ltd (Singapour)	1 165	575	100	18 991	18 991	4 800	6 967
L'Oréal Slovenija kosmetika d.o.o. (Slovenie)	465	384	100	856	856	2 705	3 038
L'Oréal Slovensko s.r.o. (Slovaquie)	1 598	963	100	1 673	1 673	6 084	3 939
L'Oréal Suisse S.A.	193	1 333	100	116 776	116 776	18 756	18 368
L'Oréal Sverige AB (Suède)	2 038	3 084	100	2 247	2 247	14 018	14 435
L'Oréal Taiwan Co Ltd (Taiwan)	16 532	683	100	40 942	40 942	10 701	7 255
L'Oréal Thailand Ltd	3 992	473	100	5 238	5 238	7 142	1 639
L'Oréal Turkiye Kozmetik Sanayi Ve Ticaret Anonim Sirketi	16 235	7 656	100	22 207	22 207	- 10 112	0
L'Oréal UK Ltd	24 740	15 051	100	47 372	47 372	61 183	81 621
L'Oréal Ukraine	3 802	- 2 236	100	2 990	2 990	16 878	5 390
L'Oréal Uruguay S.A.	2 262	- 1 312	100	5 435	677	110	
L'Oréal USA Inc. (4)	4 402	2 072 960	100	3 411 932	3 411 932	159 180	102 610
L'Oréal Venezuela C.A.	1 733	1 155	100	12 502	7 781	9 374	4 212
L'Oréal Vietnam Co Ltd	7	- 209	100	75	75	- 1 013	
Masrelor LLC (Egypte)	9		99,87	10	10	0	
Maybelline Suzhou Cosmetics Ltd (Chine)	53 652	- 20 025	66,75	49 601	26 336	1 373	
Nihon L'Oréal KK (Japon)	138 845	51 094	100	377 752	323 752	5 016	7 431
Parbel of Florida Inc. (USA)	40	632	100	100 317	100 317	29 471	24 465
Procosa Productos de Beleza Ltda (Brésil)	102 462	27 240	100	170 243	170 243	31 744	24 297
P.T. L'Oréal Indonesia	1 510	553	99	2 305	2 305	1 078	
P.T. Yasulor Indonesia	4 769	7 543	99,98	40 854	14 268	- 1 837	
Scental Limited (Hong-Kong)	5	159	100	8	8	0	
Seda Plastik Ve Boya San. Ith. Tic. Ldt. Sti	1 206	303	99	1 843	1 843	429	
Sofamo (Monaco)	160	2 041	99,97	1 851	0	- 29 200	1 223
The Body Shop International PLC [3]	11 950	739 760	100	992 445	992 445	29 163	12 508
Venprobel (Venezuela)	20	- 212	100	2 722	0	0	
B. Principales participations étrangères (Moins de 50 % du capital détenu)							
	n/s	n/s	n/s	n/s	n/s	n/s	n/s

(3) The Body Shop : Données consolidées du sous groupe.
(4) Données de la sous-consolidation de la filiale L'Oréal USA Inc., arrêtées selon le référentiel local (US Gaaps)

Pour les filiales et participations étrangères, le capital, les réserves et le report à nouveau ont été convertis en milliers d'euros en utilisant les taux de clôture, les bénéfices ou pertes ont été convertis au taux moyen.

Il est précisé que la liste des sociétés ci-dessus présente un caractère incomplet.

4.6.2. Renseignements globaux sur toutes les filiales et participations

En milliers d'euros	Filiales		Participations	
	Françaises	Etrangères	Françaises	Etrangères
Valeur comptable des titres détenus :				
• brute réévaluée	1 367 807	7 315 255	423 889	1
• nette	1 353 945	7 059 062	423 889	1
Montant des prêts et avances accordés	80 510	19 832		
Montant des cautions et avals donnés	23 687	641 883		
Montant des dividendes comptabilisés	304 241	1 044 127	244 731	1

5

Assemblée Générale Mixte 2009

5

5.1. Rapport du Conseil d'Administration sur le projet de résolutions

5.1.1. Partie Ordinaire

5.1.1.1. Approbation des comptes annuels, affectation des bénéfices de l'exercice 2008 et fixation du dividende (première, deuxième et troisième résolutions)

Au vu des Rapports du Conseil d'Administration et des Commissaires aux Comptes, l'Assemblée est appelée à approuver :

- les comptes sociaux, avec un compte de résultat qui fait ressortir en 2008 un bénéfice net de 1 552,1 millions d'euros contre 2 822,4 millions d'euros au 31 décembre 2007 ;
- les comptes consolidés de l'exercice 2008,

dont le détail figure dans le Rapport Annuel 2008 et les principaux éléments dans le dossier de convocation à l'Assemblée Générale du 16 avril 2009.

Le Conseil d'Administration propose à l'Assemblée Générale un dividende par action de 1,44 euro, soit une croissance de + 4,35 % par rapport au dividende de 2007.

Le dividende de l'exercice 2008 serait détaché de l'action le mardi 21 avril 2009 et payable en espèces à partir du vendredi 24 avril 2009, sur les positions arrêtées le jeudi 23 avril 2009 au soir.

5.1.1.2. Conventions et engagements réglementés (quatrième résolution)

Aucune convention ou engagement réglementé au sens des articles L.225.38 et L.225-42-1 du Code de commerce n'a été conclu au cours de l'exercice 2008.

Un Rapport spécial des Commissaires aux Comptes indiquant l'absence de nouvelle convention ou engagement réglementé sur l'exercice 2008 a été établi en application de la norme CNCC n° 5-103 § 25 et présenté à l'Assemblée Générale appelée à statuer sur ce Rapport en application de l'article L.225-40 du Code de commerce.

L'exécution des conventions et engagements approuvés par l'Assemblée Générale au cours d'exercices antérieurs s'est poursuivie :

- assimilation de Monsieur Jean-Paul Agon à un cadre dirigeant pour tous les éléments accessoires à sa rémunération notamment en matière de retraite et prévoyance (Conseil d'Administration du 25 avril 2006 et Assemblée Générale du 24 avril 2007) ;
- convention prévoyant les indemnités de départ du Directeur Général (Conseil d'Administration du 13 février 2008 et Assemblée Générale du 22 avril 2008), étant précisé que la somme des indemnités dues au titre du contrat de travail, d'une part, et du mandat social, d'autre part, n'excède pas le plafond de deux ans de rémunération (fixe et variable) prévu par le Code de gouvernement d'entreprise AFEP-MEDEF de décembre 2008.

5.1.1.3. Renouvellement du mandat d'administrateur de Monsieur Werner Bauer (cinquième résolution)

Il est proposé à l'Assemblée Générale de renouveler le mandat d'administrateur de Monsieur Werner Bauer pour une durée de trois ans.

Cette durée est inférieure à la durée de quatre ans fixée par les statuts de la société.

Il s'agit pour le Conseil d'Administration de se conformer au Code de gouvernement d'entreprise AFEP-MEDEF de décembre 2008 :

« L'échelonnement des mandats doit être organisé de façon à éviter un renouvellement en bloc et à favoriser un renouvellement harmonieux des administrateurs. »

Cette faculté de prévoir des durées de mandat inférieures à la durée statutaire de quatre ans est subordonnée à la modification des dispositions de l'article 8 alinéa 2 des statuts de la société prévue par la quinzième résolution soumise au vote de l'Assemblée Générale.

Ce mandat prendrait alors fin à l'issue de l'Assemblée Générale tenue en 2012 pour statuer sur les comptes de l'exercice écoulé.

5.1.1.4. Renouvellement du mandat d'administrateur de Madame Françoise Bettencourt Meyers (sixième résolution)

Il est proposé à l'Assemblée Générale de renouveler, pour une durée de quatre ans, le mandat d'administrateur de Madame Françoise Bettencourt Meyers.

Ce mandat prendrait fin à l'issue de l'Assemblée Générale tenue en 2013 pour statuer sur les comptes de l'exercice écoulé.

5.1.1.5. Renouvellement du mandat d'administrateur de Monsieur Peter Brabeck-Letmathe (septième résolution)

Il est proposé à l'Assemblée Générale de renouveler, pour une durée de quatre ans, le mandat d'administrateur de Monsieur Peter Brabeck-Letmathe.

Ce mandat prendrait fin à l'issue de l'Assemblée Générale tenue en 2013 pour statuer sur les comptes de l'exercice écoulé.

5.1.1.6. Renouvellement du mandat d'administrateur de Monsieur Jean-Pierre Meyers (huitième résolution)

Il est proposé à l'Assemblée Générale, sous condition suspensive de l'approbation de la quinzième résolution de modification des statuts susvisée, de renouveler, pour une durée de trois ans, le mandat d'administrateur de Monsieur Jean-Pierre Meyers.

Ce renouvellement pour une durée inférieure à la durée actuelle de quatre ans fixée par les statuts s'inscrit dans le cadre d'un échelonnement des mandats des administrateurs (voir ci-dessus, à propos du renouvellement du mandat de Monsieur Werner Bauer).

Ce mandat prendrait fin à l'issue de l'Assemblée Générale tenue en 2012 pour statuer sur les comptes de l'exercice écoulé.

5.1.1.7. Renouvellement du mandat d'administrateur de Monsieur Louis Schweitzer (neuvième résolution)

Il est proposé à l'Assemblée Générale de renouveler, pour une durée de quatre ans, le mandat d'administrateur de Monsieur Louis Schweitzer.

Ce mandat prendrait fin à l'issue de l'Assemblée Générale tenue en 2013 pour statuer sur les comptes de l'exercice écoulé.

5.1.1.8. Autorisation de rachat par la société de ses propres actions (dixième résolution)

Au cours de l'exercice 2008 et jusqu'au 16 février 2009, le Conseil d'Administration a poursuivi la mise en œuvre de sa politique de rachat et d'annulation d'actions : 12,787 millions de titres ont ainsi été rachetés, pour 943,4 millions d'euros, tandis que 19,568 millions de titres ont été annulés.

L'autorisation existante arrivant à échéance en octobre 2009, il est proposé à l'Assemblée de doter le Conseil d'une nouvelle autorisation lui permettant de poursuivre sa politique de rachat, en fonction des opportunités, et à l'exclusion des périodes d'offre publique sur le capital de la société.

Le bilan détaillé des opérations réalisées et le descriptif de l'autorisation soumise à votre vote figurent au chapitre « Rachat par la société de ses propres actions » du Rapport de Gestion.

La durée de l'autorisation serait de 18 mois, et le prix d'achat par action ne pourrait être supérieur à 130 euros. L'autorisation porterait sur un maximum de 10 % du capital pour un montant maximum de 7,8 milliards d'euros, étant entendu que la société ne pourrait à aucun moment détenir plus de 10 % de son propre capital.

Il est précisé que cette autorisation prendrait effet à la date à laquelle le Conseil d'Administration décidera de sa mise en œuvre et prendra fin au plus tard dix-huit mois après l'Assemblée Générale.

5.1.2. Partie extraordinaire

5.1.2.1. Délégation de compétence à consentir au Conseil d'Administration en vue d'augmenter le capital soit par émission d'actions ordinaires avec maintien du droit préférentiel de souscription, soit par incorporation de primes, réserves, bénéfices ou autres (onzième résolution)

Il est proposé à l'Assemblée Générale de consentir au Conseil d'Administration une autorisation d'augmenter le capital soit par émission d'actions ordinaires avec maintien du droit préférentiel de souscription, soit par incorporation de primes, réserves, bénéfices ou autres.

Le montant total des augmentations de capital susceptibles d'être ainsi réalisées immédiatement et/ou à terme ne pourrait pas avoir pour effet de porter le capital social qui est actuellement de 119 689 042 euros à un montant supérieur à 175 000 000 euros, ce qui correspond à une augmentation maximum de 55 310 958 euros par rapport au capital actuel, soit une augmentation de 46,21 % du capital actuel.

Aucune option de sur-allocation n'est prévue.

La durée de validité de cette délégation serait de 26 mois, à compter du jour de l'Assemblée Générale.

5.1.2.2. Autorisation donnée au Conseil d'Administration de consentir des options d'achat et/ou de souscription d'actions de la Société L'Oréal (douzième résolution)

Il est proposé à l'Assemblée Générale de consentir au Conseil d'Administration une autorisation d'attribution d'options d'achat et/ou de souscription d'actions (stock-options).

Les stock-options rapprochent les intérêts de leurs bénéficiaires de ceux des actionnaires eux-mêmes en leur faisant partager la même confiance dans le développement fort et régulier de l'entreprise.

Il s'agit de donner au Conseil d'Administration les moyens d'associer, de motiver et de fidéliser plus particulièrement les salariés et les mandataires sociaux qui, par leurs capacités et leur engagement, contribuent le plus aux performances du Groupe. Les stock-options participent aussi de la volonté de L'Oréal d'encourager ou d'attirer des talents.

Les bénéficiaires seraient les membres du personnel salarié et certains mandataires sociaux. Le nombre total des options qui pourraient être consenties dans le cadre de cette autorisation ne pourrait donner droit à souscrire ou acheter un nombre total d'actions représentant plus de 2 % du capital social au jour de la décision du Conseil d'Administration.

Le prix d'exercice serait calculé comme suit :

- le prix d'achat des actions par les bénéficiaires sera fixé par le Conseil d'Administration, sans décote, le jour où les options seront consenties ; ce prix ne pourra être inférieur ni à la moyenne des derniers cours constatés aux vingt séances de Bourse précédant le jour où les options seront consenties, ni au cours moyen d'achat des actions détenues par la société au titre des articles L.225-208 et L.225-209 du Code de commerce,
- le prix de souscription des actions par les bénéficiaires sera fixé par le Conseil d'Administration, sans décote, le jour où les options seront consenties ; ce prix ne pourra être inférieur à la moyenne des derniers cours constatés aux vingt séances de Bourse précédant le jour où les options seront consenties

Conformément au Code de gouvernement d'entreprise AFEP-MEDEF de décembre 2008 :

- les éventuelles attributions seront décidées par le Conseil d'Administration sur la base des propositions de la Direction Générale examinées par le Comité des « Rémunérations » après évaluation de la performance des dirigeants mandataires sociaux ;
- l'exercice par les dirigeants mandataires sociaux de la totalité des options sera lié à des conditions de performance à satisfaire, qui prendront en compte pour partie l'évolution du chiffre d'affaires de L'Oréal par rapport au marché et pour partie le ratio entre le disponible stratégique (résultat d'exploitation + frais publi-promotionnels) et le chiffre d'affaires cosmétique, le tout apprécié sur la moyenne des derniers exercices entiers précédant la fin de la période d'indisponibilité ;
- le nombre d'options consenties aux dirigeants mandataires sociaux ne pourra pas représenter plus de 10 % du total des attributions effectuées par le Conseil pendant cette période de 26 mois ;
- les dirigeants mandataires sociaux seront tenus de conserver au nominatif jusqu'à la cessation de leurs fonctions une quantité d'actions issues de levées d'options. Cette quantité a été fixée par le Conseil d'Administration à un nombre d'actions correspondant à 50 % du « *solde des actions issues de la levée* ». Les modalités de calcul de ce solde sont détaillées dans le Rapport de Gestion du Conseil d'Administration ;
- les options seront consenties, sauf circonstance particulière, chaque année, postérieurement à la publication des comptes de l'exercice précédent et en dehors des périodes précisées par l'article L.225-177 du Code de commerce et par le Conseil d'Administration ;
- un dirigeant mandataire social ne pourra se voir attribuer des options d'actions au moment de son départ.

Cette autorisation serait consentie pour une durée limitée à 26 mois à compter de la décision de l'Assemblée Générale.

5.1.2.3. Autorisation donnée au Conseil d'Administration de procéder à l'attribution gratuite d'actions existantes et/ou à émettre (treizième résolution)

Il est proposé à l'Assemblée Générale d'autoriser le Conseil d'Administration à procéder, en une ou plusieurs fois, à des attributions gratuites d'actions existantes ou à émettre.

L'attribution gratuite d'actions présente l'avantage de ne pas requérir de paiement de la part du bénéficiaire. Elle est envisagée en substitution ou en complément des attributions d'options en quantité réduite dont l'attractivité peut paraître limitée.

Il ne sera fait d'attribution gratuite d'actions ni aux mandataires sociaux ni aux membres du Comité de Direction de L'Oréal.

Le nombre d'actions qui pourraient être attribuées gratuitement dans le cadre de cette autorisation ne pourra représenter plus de 0,2 % du capital social au jour de la décision du Conseil d'Administration.

Il est proposé à l'Assemblée Générale que l'attribution gratuite des actions à leurs bénéficiaires devienne définitive :

1. soit, pour tout ou partie des actions attribuées, au terme d'une période d'acquisition minimale de quatre ans, et dans ce cas sans période de conservation minimale ;

2. soit au terme d'une période d'acquisition minimale de deux ans, étant précisé que les bénéficiaires devront alors conserver ces actions pendant une durée minimale de deux ans à compter de leur attribution définitive.

Le Conseil d'Administration aura dans tous les cas la faculté de fixer une période d'acquisition ou de conservation plus longue que ces périodes minimales, y compris dans l'hypothèse où la période de conservation minimale est supprimée par l'Assemblée, ce qui permettra notamment de s'adapter aux différentes contraintes locales.

Le Conseil d'Administration déterminera l'identité des bénéficiaires des attributions et les conditions de performance à satisfaire pour l'attribution définitive seront assises pour partie sur la croissance du chiffre d'affaires comparable par rapport à la progression du marché cosmétique, et pour partie sur le ratio du résultat d'exploitation par rapport au chiffre d'affaires cosmétique publié, le tout apprécié sur la moyenne des derniers exercices entiers précédant la date d'attribution définitive.

Si l'Assemblée Générale vote cette résolution, les éventuelles attributions gratuites d'actions seront décidées par le Conseil d'Administration sur la base des propositions de la Direction Générale examinées par le Comité des « Rémunérations ».

L'autorisation demandée à l'Assemblée Générale serait consentie pour une durée limitée à 26 mois à compter de la décision de l'Assemblée Générale. Cette échéance coïnciderait avec la fin de l'autorisation d'attribution d'options d'achat et de souscription d'actions également soumise au vote de l'Assemblée.

5.1.2.4. Autorisation corrélative d'augmentation de capital réservée aux salariés (quatorzième résolution)

La délégation de compétence consentie au Conseil d'Administration d'augmenter le capital, ainsi que les autorisations de procéder à des attributions d'options de souscription d'actions et à des attributions gratuites d'actions à émettre, emportent l'obligation corrélative de présenter à l'Assemblée un projet de résolution permettant une éventuelle augmentation de capital réservée aux salariés.

Conformément à l'article L.3332-19 du Code de travail, le prix d'émission ne pourrait être supérieur à la moyenne des derniers cours cotés aux vingt séances de bourse précédant le jour de la décision fixant la date d'ouverture de la souscription. Il ne pourrait pas non plus être inférieur de plus de 20 % à cette moyenne, sauf s'il était prévu une durée d'indisponibilité des titres souscrits d'au moins dix ans, auquel cas le prix d'émission ne pourrait être inférieur de plus de 30 % à cette même moyenne.

Il est donc demandé à l'Assemblée Générale de déléguer au Conseil d'Administration, pour une période de 26 mois et dans la limite de 1 % du capital social, la compétence de décider de procéder à cette augmentation de capital.

5.1.2.5. Modification de l'article 8 alinéa 2 des statuts relatif à la durée des fonctions des administrateurs (quinzième résolution)

Il est proposé à l'Assemblée Générale de modifier l'article 8 alinéa 2 des statuts afin d'organiser un renouvellement harmonieux des membres du Conseil d'Administration (Code de gouvernement d'entreprise AFEP-MEDEF de décembre 2008).

Si cette résolution est votée, le Conseil d'Administration sera habilité à proposer à l'Assemblée Générale le renouvellement des mandats d'administrateur pour une durée de quatre ans, et par exception pour des durées comprises entre un et trois ans.

Un renouvellement harmonieux des administrateurs pourra ensuite s'effectuer tous les ans pour un quart des membres du Conseil d'Administration, pour la durée statutaire de quatre ans.

5.1.2.6. Modification de l'article 15 A 3° des statuts relatif à l'affectation ou répartition des résultats (dividende majoré) (seizième résolution)

Il est proposé à l'Assemblée Générale de modifier l'article 15A 3° des statuts afin d'y insérer la notion de dividende majoré.

Cette proposition permettrait à tout actionnaire justifiant, à la clôture d'un exercice, d'une inscription nominative depuis deux ans au moins de bénéficier d'une majoration de dividende revenant aux actions inscrites, égale à 10 % du dividende par action voté par l'Assemblée Générale (premier dividende plus super dividende).

Le nombre d'actions éligibles à ces majorations ne pourrait excéder, pour un même actionnaire, 0,5 % du capital social à la date de clôture de l'exercice écoulé.

Le premier dividende majoré, conformément à la loi, ne pourra être attribué avant la clôture du deuxième exercice suivant son introduction dans les statuts, soit le dividende de l'exercice 2011 distribué après l'Assemblée Générale de 2012.

5.1.2.7. Pouvoirs pour formalités (dix-septième résolution)

Cette résolution est destinée à conférer les pouvoirs nécessaires à l'accomplissement des formalités consécutives à la tenue de l'Assemblée.

5.2. Projet de résolutions

Ordre du jour

A caractère ordinaire

Première résolution
Approbation des comptes sociaux de l'exercice 2008,

Deuxième résolution
Approbation des comptes consolidés de l'exercice 2008,

Troisième résolution
Affectation des bénéfices de l'exercice 2008 et fixation du dividende,

Quatrième résolution
Conventions et engagements réglementés,

Cinquième résolution
Renouvellement du mandat d'administrateur de Monsieur Werner Bauer,

Sixième résolution
Renouvellement du mandat d'administrateur de Madame Françoise Bettencourt Meyers,

Septième résolution
Renouvellement du mandat d'administrateur de Monsieur Peter Brabeck-Letmathe,

Huitième résolution
Renouvellement du mandat d'administrateur de Monsieur Jean-Pierre Meyers,

Neuvième résolution
Renouvellement du mandat d'administrateur de Monsieur Louis Schweitzer,

Dixième résolution
Autorisation de rachat par la société de ses propres actions,

A caractère extraordinaire

Onzième résolution
Délégation de compétence consentie au Conseil d'Administration en vue d'augmenter le capital soit par émission d'actions ordinaires avec maintien du droit préférentiel de souscription, soit par incorporation de primes, de réserves, bénéfices ou autres,

Douzième résolution
Autorisation donnée au Conseil d'Administration de consentir des options d'achat et/ou de souscription d'actions de la Société L'Oréal,

Treizième résolution
Autorisation donnée au Conseil d'Administration de procéder à l'attribution gratuite aux salariés d'actions existantes et/ou à émettre,

Quatorzième résolution
Délégation de compétence accordée au Conseil d'Administration en vue de permettre la réalisation d'une augmentation de capital réservée aux salariés,

Quinzième résolution
Modification de l'article 8 alinéa 2 des statuts relatif à la durée des fonctions des administrateurs,

Seizième résolution
Modification de l'article 15A 3° des statuts relatif à l'affectation ou répartition des résultats (dividende majoré),

Dix-septième résolution
Pouvoirs pour formalités.

5.2.1. Partie ordinaire

Première résolution

Approbation des comptes sociaux de l'exercice 2008

L'Assemblée Générale, connaissance prise des Rapports du Conseil d'Administration et des Commissaires aux Comptes, approuve le Rapport du Conseil d'Administration ainsi que les comptes sociaux annuels de l'exercice 2008 faisant ressortir un bénéfice net de 1 552 103 144,14 euros, contre 2 822 429 471,46 euros au titre de l'exercice 2007.

Deuxième résolution

Approbation des comptes consolidés de l'exercice 2008

L'Assemblée Générale, connaissance prise des Rapports du Conseil d'Administration et des Commissaires aux Comptes, approuve les comptes consolidés de l'exercice 2008.

Troisième résolution

Affectation des bénéfices de l'exercice 2008 et fixation du dividende

L'Assemblée Générale, sur la proposition du Conseil d'Administration, décide d'affecter comme suit le bénéfice de l'exercice 2008 s'élevant à 1 552 103 144,14 euros :

En euros	
Aucune dotation à la réserve légale, celle-ci s'élevant déjà à plus du dixième du capital social	-
Un montant de sera attribué aux actionnaires à titre de dividende (1)	861 761 102,40
Le solde soit sera affecté au compte Autres réserves	690 342 041,74

(1) En ce compris un premier dividende égal à 5 % des sommes dont les titres sont libérés, soit la totalité du capital.

Ce montant tient compte du nombre d'actions composant le capital au 16 février 2009 et sera ajusté en fonction du nombre d'actions émises ou attribuées suite à des levées d'options ayant droit au dividende de l'exercice 2008, à la date de paiement de ce dividende.

L'Assemblée fixe en conséquence le dividende pour cet exercice à 1,44 euro par action. L'Assemblée Générale décide que ce dividende sera mis en paiement le vendredi 24 avril 2009. La part du bénéfice distribuable correspondant aux actions auto détenues sera affectée à la « Réserve ordinaire ».

Il est rappelé que pour les personnes physiques domiciliées en France, le dividende est imposable à l'impôt sur le revenu au barème progressif et est éligible à l'abattement qui résulte de l'article 158-3-2° du Code général des impôts, sauf option, lors de l'encaissement des dividendes ou sur des revenus perçus au cours de la même année, pour le prélèvement forfaitaire libératoire prévu à l'article 117 quater du Code général des impôts.

Le tableau ci-dessous rappelle le montant des dividendes distribués, intégralement éligibles à l'abattement prévu à l'article 158-3-2° du Code général des impôts, au titre des trois exercices précédents :

En euros	2005	2006	2007
Dividende par action	1,00	1,18	1,38

Quatrième résolution

Conventions et engagements réglementés

L'Assemblée Générale, connaissance prise du Rapport spécial des Commissaires aux Comptes prévu à l'article L.225-40 du Code de commerce, prend acte qu'aucune convention ou nouvel engagement n'a été souscrit au cours de l'exercice clos le 31 décembre 2008 et prend acte des informations relatives aux conventions conclues et aux engagements pris au cours d'exercices antérieurs.

5.2.2. Mandats d'administrateurs

Cinquième résolution

Renouvellement du mandat d'administrateur de Monsieur Werner Bauer

L'Assemblée Générale renouvelle, sous condition suspensive de l'approbation de la quinzième résolution de modification des dispositions de l'article 8 alinéa 2 des statuts, pour une durée de trois ans, le mandat d'administrateur de Monsieur Werner Bauer.

Ce mandat prendra fin à l'issue de l'Assemblée Générale tenue en 2012 pour statuer sur les comptes de l'exercice écoulé.

Sixième résolution

Renouvellement du mandat d'administrateur de Madame Françoise Bettencourt Meyers

L'Assemblée Générale renouvelle, pour une durée de quatre ans, le mandat d'administrateur de Madame Françoise Bettencourt Meyers.

Ce mandat prendra fin à l'issue de l'Assemblée Générale tenue en 2013 pour statuer sur les comptes de l'exercice écoulé.

Septième résolution

Renouvellement du mandat d'administrateur de Monsieur Peter Brabeck-Letmathe

L'Assemblée Générale renouvelle, pour une durée de quatre ans, le mandat d'administrateur de Monsieur Peter Brabeck-Letmathe.

Ce mandat prendra fin à l'issue de l'Assemblée Générale tenue en 2013 pour statuer sur les comptes de l'exercice écoulé.

Huitième résolution

Renouvellement du mandat d'administrateur de Monsieur Jean-Pierre Meyers

L'Assemblée Générale renouvelle, sous condition suspensive de l'approbation de la quinzième résolution de modification des dispositions de l'article 8 alinéa 2 des statuts, pour une durée de trois ans, le mandat d'administrateur de Monsieur Jean-Pierre Meyers.

Ce mandat prendra fin à l'issue de l'Assemblée Générale tenue en 2012 pour statuer sur les comptes de l'exercice écoulé.

Neuvième résolution

Renouvellement du mandat d'administrateur de Monsieur Louis Schweitzer

L'Assemblée Générale renouvelle, pour une durée de quatre ans, le mandat d'administrateur de Monsieur Louis Schweitzer.

Ce mandat prendra fin à l'issue de l'Assemblée Générale tenue en 2013 pour statuer sur les comptes de l'exercice écoulé.

Dixième résolution

Autorisation de rachat par la société de ses propres actions

L'Assemblée Générale, connaissance prise du Rapport du Conseil d'Administration, avec effet à la date précisée ci-après, autorise le Conseil d'Administration, avec faculté de délégation, à opérer en Bourse ou autrement sur les actions de la société, conformément aux articles L.225-209 et suivants du Code de commerce et dans les conditions suivantes :

- le prix d'achat par action ne pourra pas être supérieur à 130 euros ;
- le nombre d'actions que la société pourra acquérir ne pourra excéder 10 % du nombre de titres composant le capital de la société à la date de réalisation de ces rachats, soit à titre indicatif au 16 février 2009, 59 844 521 actions pour un montant maximal de 7,8 milliards d'euros, étant entendu que la société ne pourra à aucun moment détenir plus de 10 % de son propre capital.

En cas d'opération sur le capital de la société, notamment par incorporation de réserves suivie de la création et de l'attribution gratuite d'actions, et/ou de division et de regroupement des actions, les montants indiqués précédemment seront ajustés en fonction des caractéristiques de l'opération.

La société pourra acheter ses propres actions en vue de :

- leur annulation à des fins d'optimisation de ses fonds propres et du résultat net par action par voie de réduction de capital, en application de l'autorisation donnée par l'Assemblée Générale Mixte du 22 avril 2008 pour une durée de 26 mois ;
- leur attribution aux salariés et mandataires sociaux de la société et des sociétés liées, dans les conditions et selon les modalités prévues par la loi, notamment dans le cadre de la participation aux fruits de l'expansion de l'entreprise, d'options d'achat d'actions, d'attributions gratuites d'actions ou de plan d'épargne d'entreprise ;
- l'animation du marché dans le cadre d'un contrat de liquidité conclu avec un prestataire de service d'investissement ;
- leur conservation et remise ultérieure en paiement dans le cadre d'opérations financières de croissance externe ;

L'acquisition de ces actions pourra être effectuée par tous moyens, en une ou plusieurs fois, sur le marché ou de gré à gré, y compris par acquisition de blocs d'actions.

Ces opérations pourront être effectuées à tout moment, dans le respect de la réglementation en vigueur à la date des opérations considérées, à l'exclusion des périodes d'offre publique sur le capital de la société.

L'Assemblée Générale décide que la présente autorisation :

- prendra effet à la date à laquelle le Conseil d'Administration décidera de la mettre en œuvre, et que cette décision entraînera de plein droit l'expiration de l'autorisation de rachat de ses propres actions donnée par l'Assemblée Générale du 22 avril 2008, qui restera en vigueur jusqu'à cette date ;
- prendra fin à l'expiration d'un délai de 18 mois à compter de la présente Assemblée.

L'Assemblée Générale confère tous pouvoirs au Conseil d'Administration, avec faculté de délégation, pour passer tous ordres de Bourse, conclure tous accords, établir tous documents, notamment d'information, effectuer toutes formalités et toutes déclarations auprès de tous organismes et d'une manière générale, faire tout ce qui est nécessaire pour la mise en œuvre de la présente résolution.

5.2.3. Partie extraordinaire

Onzième résolution

Délégation de compétence consentie au Conseil d'Administration en vue d'augmenter le capital soit par émission d'actions ordinaires avec maintien du droit préférentiel de souscription, soit par incorporation de primes, réserves, bénéfices ou autres.

L'Assemblée Générale, connaissance prise du Rapport du Conseil d'Administration et conformément aux articles L.225-109 et suivants du Code de commerce, notamment à l'article L.225-129-2 du Code de commerce :

1. délègue au Conseil d'Administration la compétence de décider une ou plusieurs augmentations du capital :

a. par l'émission d'actions ordinaires de la société,

b. et/ou par incorporation au capital de primes, réserves, bénéfices ou autres dont la capitalisation sera légalement et statutairement possible sous forme d'attributions d'actions gratuites ou d'élévation de la valeur nominale des actions existantes.

La délégation ainsi conférée au Conseil d'Administration est valable pour une durée de 26 mois à compter de la présente Assemblée.

2. décide que le montant total des augmentations de capital susceptibles d'être ainsi réalisées immédiatement et/ou à terme ne pourra pas avoir pour effet de porter le capital social qui est actuellement de 119 689 042 euros à un montant supérieur à 175 000 000 euros, soit à titre indicatif une augmentation maximum de 55 310 958 euros par rapport au capital actuel ;

3. en cas d'usage par le Conseil d'Administration de la présente délégation dans le cadre des émissions visées au 1.a décide que :

a. les actionnaires ont, proportionnellement au montant de leurs actions, un droit préférentiel de souscription aux actions émises en vertu de la présente résolution,

b. si les souscriptions à titre irréductible et, le cas échéant, à titre réductible, n'ont pas absorbé la totalité d'une émission d'actions ou de valeurs mobilières telles que définies ci-dessus, le Conseil pourra offrir au public tout ou partie des titres non souscrits.

4. en cas d'usage par le Conseil d'Administration de la présente délégation dans le cadre des incorporations de primes, réserves, bénéfices ou autres visées au I.b, décide, le cas échéant, conformément aux dispositions de l'article L.225-130 du Code de commerce, que les droits formant rompus ne seront pas négociables, ni cessibles et que les titres correspondants seront vendus ; les sommes provenant de la vente seront allouées aux titulaires des droits au plus tard trente jours après la date d'inscription à leur compte du nombre entier de titres attribués ;

5. prend acte que la présente délégation prive d'effet toute délégation antérieure ayant le même objet.

Douzième résolution

Autorisation donnée au Conseil d'Administration de consentir des options d'achat et/ou de souscription d'actions de la Société L'Oréal

L'Assemblée Générale, connaissance prise du Rapport du Conseil d'Administration et du Rapport spécial des Commissaires aux Comptes :

- autorise le Conseil d'Administration à consentir, des options d'achat d'actions existantes et/ou des options de souscription d'actions nouvelles de la Société L'Oréal, au bénéfice de membres du personnel salarié ou de mandataires sociaux tant de la Société L'Oréal que des sociétés ou groupement d'intérêt économique qui lui sont liés directement ou indirectement dans les conditions de l'article L.225-180 du Code de commerce ;
- fixe à 26 mois à compter de la présente Assemblée, la durée de validité de la présente autorisation qui pourra être utilisée en une ou plusieurs fois ;
- décide que le nombre total d'options qui seront ainsi consenties ne pourra, pendant cette période de 26 mois, donner droit à souscrire ou acheter un nombre d'actions représentant plus de 2 % du capital social au jour de la décision du Conseil d'Administration ;
- décide que le nombre d'options consenties aux dirigeants mandataires sociaux ne pourra pas représenter plus de 10 % du total des attributions effectuées par le conseil pendant cette période de 26 mois, l'exercice des dites options étant lié à des conditions de performance à satisfaire fixées par le Conseil d'Administration ;
- décide que :

– le prix d'achat des actions par les bénéficiaires sera fixé par le Conseil d'Administration, sans décote, le jour où les options seront consenties ; ce prix ne pourra être inférieur ni à la moyenne des derniers cours constatés aux vingt séances de Bourse précédant le jour où les options seront consenties, ni au cours moyen d'achat des actions détenues par la société au titre des articles L.225-208 et L.225-209 du Code de commerce ;

– le prix de souscription des actions par les bénéficiaires sera fixé par le Conseil d'Administration, sans décote, le jour où les options seront consenties ; ce prix ne pourra être inférieur à la moyenne des derniers cours constatés aux vingt séances de Bourse précédant le jour où les options seront consenties ;

- décide que les options devront être levées dans un délai maximum de dix ans à compter de la date à laquelle elles auront été consenties ;
- décide que si la société réalise, après l'attribution des options, des opérations financières notamment sur le capital, le Conseil d'Administration prendra les

mesures nécessaires à la protection des intérêts des bénéficiaires des options dans les conditions légales et règlementaires ;

- prend acte de ce que la présente autorisation comporte, au profit des bénéficiaires d'options de souscription d'actions, renonciation expresse des actionnaires à leur droit préférentiel de souscription aux actions qui seront émises au fur et à mesure des levées d'options ;
- délègue tous pouvoirs au Conseil d'Administration, avec faculté de sous déléguer au Directeur Général, pour fixer les autres conditions et modalités de l'attribution des options et de leur levée, et notamment pour :

– prévoir la faculté de suspendre temporairement les levées d'options, en cas de réalisation d'opérations financières ou sur titres ;

– imputer, s'il le juge opportun, les frais des augmentations de capital social sur le montant des primes afférentes à ces augmentations et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation ;

- délègue tous pouvoirs au Conseil d'Administration pour mettre en œuvre la présente autorisation, avec faculté de subdélégation dans les conditions légales et règlementaires, et notamment pour constater les augmentations du capital social résultant des levées d'options, procéder aux modifications corrélatives des statuts, accomplir ou faire accomplir tous actes et formalités et généralement faire tout ce qui sera nécessaire ;
- prend acte que la présente autorisation prive d'effet, à compter de ce jour, à hauteur, le cas échéant, de la partie non utilisée, toute autorisation antérieure ayant le même objet.

Treizième résolution

Autorisation donnée au Conseil d'Administration de procéder à l'attribution gratuite aux salariés d'actions existantes et/ou à émettre

L'Assemblée Générale Extraordinaire, connaissance prise du Rapport du Conseil d'Administration et du Rapport spécial des Commissaires aux Comptes, conformément aux articles L.225-197-1 et suivants du Code de commerce :

- autorise le Conseil d'Administration à procéder, en une ou plusieurs fois, au profit des membres du personnel salarié de la société ou des sociétés liées au sens de l'article L.225-197-2 du Code de commerce ou de certaines catégories d'entre eux, à des attributions gratuites d'actions existantes ou à émettre de la Société L'Oréal ;
- fixe à 26 mois à compter de la présente Assemblée, la durée de validité de la présente autorisation qui pourra être utilisée en une ou plusieurs fois ;
- décide que le Conseil d'Administration déterminera l'identité des bénéficiaires des attributions, et des conditions de performance à satisfaire pour que l'attribution devienne définitive ;
- décide que le nombre d'actions ainsi attribuées gratuitement ne pourra représenter plus de 0,2 % du capital social constaté au jour de la décision du Conseil d'Administration ;
- décide que l'attribution des dites actions à leurs bénéficiaires deviendra définitive :

i) soit, pour tout ou partie des actions attribuées, au terme d'une période d'acquisition minimale de quatre ans, et dans ce cas sans période de conservation minimale ;

ii) ou, au terme d'une période d'acquisition minimale de deux ans, étant précisé que les bénéficiaires devront alors conserver lesdites actions pendant une durée minimale de deux ans à compter de leur attribution définitive ;

- décide que l'attribution des dites actions à leurs bénéficiaires deviendra définitive avant l'expiration des périodes d'acquisition susvisées en cas d'invalidité du bénéficiaire correspondant au classement dans la deuxième ou troisième catégorie prévue à l'article L.341-1 du Code de la sécurité sociale et que lesdites actions seront librement cessibles en cas d'invalidité du bénéficiaire correspondant au classement dans les catégories précitées du Code de la sécurité sociale ;
- autorise le Conseil d'Administration à procéder, le cas échéant, pendant la période d'acquisition, aux ajustements du nombre d'actions liés aux éventuelles opérations sur le capital de la société de manière à préserver les droits des bénéficiaires ;
- prend acte que la présente autorisation emporte de plein droit, au profit des bénéficiaires d'actions attribuées gratuitement, renonciation des actionnaires à leur droit préférentiel de souscription en cas d'émission d'actions nouvelles ;
- délègue tous pouvoirs au Conseil, avec faculté de délégation dans les limites légales, pour mettre en œuvre la présente autorisation, étant rappelé que le Conseil d'Administration pourra prévoir des durées de période d'acquisition et de conservation supérieures aux durées minimales fixées ci-dessus.

Quatorzième résolution

Délégation de compétence consentie au Conseil d'Administration en vue de permettre la réalisation d'une augmentation de capital réservée aux salariés

L'Assemblée Générale, connaissance prise du Rapport du Conseil d'Administration et du Rapport spécial des Commissaires aux Comptes, et statuant dans le cadre des dispositions des articles L.225-129-2, L.225-129-6 et L.225-138

du Code de commerce et des articles L.3332-18 et suivants du Code du travail :

- délègue au Conseil d'Administration la compétence de décider de procéder en une ou plusieurs fois, sur ses seules délibérations, dans les proportions et aux époques qu'il appréciera, à l'émission d'actions réservées aux salariés (ou anciens salariés) de la société ou des sociétés qui lui sont liées au sens des dispositions de l'article L.225-180 du Code de commerce qui sont adhérents à un plan d'épargne d'entreprise ainsi qu'à tous fonds communs de placement par l'intermédiaire desquels les titres ainsi émis seraient souscrits par eux ;
- décide de supprimer le droit préférentiel de souscription des actionnaires aux actions émises en vertu de la présente autorisation, au profit des salariés (ou anciens salariés) de la société ou des sociétés qui lui sont liées au sens des dispositions de l'article L.225-180 du Code de commerce qui sont adhérents à un plan d'épargne d'entreprise ainsi qu'à tous fonds communs de placement par l'intermédiaire desquels les titres ainsi émis seraient souscrits par eux ;
- fixe à 26 mois, à compter du jour de la présente Assemblée Générale, la durée de validité de la présente délégation et prend acte que cette délégation prive d'effet toute délégation antérieure ayant le même objet ;
- décide de fixer à 1 % du capital social existant à la date de la présente Assemblée, l'augmentation de capital qui pourrait être ainsi réalisée, soit (à titre indicatif au 16 février 2009) une augmentation de capital social d'un montant nominal maximal de 1 196 890,40 euros par l'émission de 5 984 452 actions nouvelles ;
- décide que le prix des actions souscrites par les bénéficiaires visés ci-dessus, en application de la présente délégation, sera fixé conformément aux dispositions de l'article L. 3332-19 du Code du travail ;
- décide que le Conseil d'Administration aura tous pouvoirs pour mettre en œuvre la présente délégation dans les limites et sous les conditions précisées ci-dessus à l'effet de notamment :

– fixer les conditions que devront remplir les salariés (ou anciens salariés) pour pouvoir souscrire, individuellement ou par l'intermédiaire d'un fonds commun de placement, aux titres émis en vertu de la présente délégation ;

– arrêter les conditions de l'émission,

– arrêter la liste des sociétés dont les salariés pourront bénéficier de l'émission,

– décider le montant à émettre, le prix d'émission, les dates et modalités de chaque émission,

– fixer le délai accordé aux adhérents pour la libération de leurs titres,

– arrêter la date, même rétroactive, à compter de laquelle les actions nouvelles porteront jouissance, constater ou faire constater la réalisation de l'augmentation de capital à concurrence du montant des actions qui seront effectivement souscrites, ou décider de majorer le montant de ladite augmentation pour que la totalité des souscriptions reçues puissent être effectivement servies,

– imputer, le cas échéant, les frais, droits et honoraires occasionnés par de telles émissions sur le montant des primes d'émission et prélever, le cas échéant, sur les montants des primes d'émission, les sommes nécessaires pour les affecter à la réserve légale au niveau requis par la législation et la réglementation en vigueur,

– d'une manière générale, accomplir tous actes et formalités, prendre toutes décisions et conclure tous accords utiles ou nécessaires pour parvenir à la bonne fin des émissions réalisées en vertu de la présente délégation et, notamment, pour l'émission, la souscription, la livraison, la jouissance, la cotation, la négociabilité et le service financier des actions nouvelles ainsi que l'exercice des droits qui y sont attachés, et pour constater la réalisation définitive de la ou des augmentations de capital réalisées en vertu de la présente délégation et modifier corrélativement les statuts.

5.2.4. Modifications des statuts

Quinzième résolution

Modification de l'article 8 alinéa 2 des statuts relatif à la durée des fonctions des administrateurs

L'Assemblée Générale, connaissance prise du Rapport du Conseil d'Administration, décide de modifier l'article 8 alinéa 2 des statuts, afin d'organiser un renouvellement harmonieux des membres du Conseil d'Administration.

En conséquence, l'alinéa 2 dudit article actuellement libellé comme suit :

« La durée des fonctions de chaque administrateur est de quatre années. »

sera remplacé par le texte qui suit :

« La durée du mandat des administrateurs est de quatre ans. Par exception, l'Assemblée Générale peut désigner un administrateur pour une durée de un, deux ou trois ans, afin de permettre un renouvellement échelonné des mandats d'administrateurs. »

Seizième résolution

Modification de l'article 15A 3 des statuts relatifs à l'affectation ou répartition des résultats (dividende majoré)

L'Assemblée Générale, connaissance prise du Rapport du Conseil d'Administration, décide de modifier l'article 15A 3° des statuts, afin d'y insérer la notion de dividende majoré.

En conséquence, l'article 15A 3° actuellement libellé comme suit :

« s'il en existe un, le solde est réparti entre les actionnaires sans discrimination, chaque action donnant droit au même revenu. »

sera remplacé par le texte qui suit :

« s'il en existe un, le solde est réparti entre les actionnaires sans discrimination, chaque action donnant droit au même revenu.

Toutefois, tout actionnaire qui justifie à la clôture d'un exercice, d'une inscription nominative depuis deux ans au moins et du maintien de celle-ci à la date de mise en paiement du dividende versé au titre dudit exercice, bénéficie d'une majoration du dividende revenant aux actions ainsi inscrites, égale à 10 % du dividende (premier dividende et dividende) versé aux autres actions, y compris dans le cas de paiement du dividende en actions nouvelles, le dividende ainsi majoré étant, si nécessaire, arrondi au centime inférieur.

De même, tout actionnaire qui justifie, à la clôture d'un exercice, d'une telle inscription depuis deux ans au moins et du maintien de celle-ci à la date de réalisation d'une augmentation de capital par incorporation de réserves, bénéfices ou primes par distribution d'actions gratuites, bénéficie d'une majoration du nombre d'actions gratuites à lui distribuer, égale à 10 %, ce nombre étant arrondi à l'unité inférieure en cas de rompu.

Les actions nouvelles ainsi créées seront assimilées, pour le calcul des droits au dividende majoré et aux attributions majorées, aux actions anciennes dont elles sont issues.

Le nombre d'actions éligibles à ces majorations ne peut excéder, pour un même actionnaire, 0,5 % du capital social à la date de clôture de l'exercice écoulé. »

Dix-septième résolution

Pouvoirs pour formalités

L'Assemblée Générale donne tous pouvoirs au porteur d'un original, d'une copie ou d'un extrait du procès-verbal des présentes pour effectuer toutes les formalités légales ou administratives et faire tous dépôts et publicités prévus par la législation en vigueur.

6 Informations complémentaires

6.1. Renseignements de caractère général concernant la société

6.1.1. Capital social

Voir informations pages 79 à 84 du présent document.

6.1.2. Forme juridique

L'Oréal est une société anonyme.

6.1.3. Législation de l'émetteur

Française.

6.1.4. Activité

La Société L'Oréal, en plus de son rôle de coordination stratégique, scientifique et industrielle du Groupe dans le monde, exerce une fonction de holding ainsi qu'une activité commerciale spécifique à la France. L'essentiel des filiales a un rôle de développement et de commercialisation des produits fabriqués dans les usines du Groupe. La Société L'Oréal possède la totalité du capital de la très grande majorité de ses filiales (voir schéma ci-dessous). Dans les autres, les intérêts minoritaires ne sont pas significatifs. Par ailleurs, elle détient des participations importantes dont le détail figure aux pages 53 à 57et pages 154 à 157.


L'ORÉAL *
Branche Cosmétique
The Body Shop
Branche Dermatologique
Division Produits Professionnels
Division Produits Grand Public
Division Produits de Luxe
Division Cosmétique Active
Galderma (Joint Venture Nestlé/ L'Oréal)

* La quasi-totalité des filiales sont rattachées à l'Oréal SA avec un pourcentage de détention ou de contrôle de 100 % ou avoisinant. Leur liste détaillée figure en annexe des comptes consolidés et sociaux pages 53 à 57 et pages 154 à 157.

6.1.5. Date de constitution et durée de vie de la société (article 5 des statuts)

« La durée de la société est de quatre-vingt-dix-neuf années qui a commencé le 1er janvier 1963 pour finir le 31 décembre 2061, sauf les cas de dissolution anticipée ou de prorogation prévus aux présents statuts. »

6.1.6. Objet social (extraits de l'article 2 des statuts)

« La société a pour objet, tant en France que partout ailleurs dans le monde entier :

- la fabrication et la vente de produits cosmétiques en général ; de tous appareils destinés aux mêmes fins que les produits ci-dessus ; de tous produits d'entretien de caractère ménager ; de tous produits et articles se rapportant à l'hygiène féminine et infantile et à l'embellissement de l'être humain ; la démonstration et

la publicité de ces produits ; la fabrication d'articles de conditionnement,

- la prise et l'acquisition de tous brevets, licences, procédés et marques de fabrique, leur exploitation, leur cession ou leur apport,
- toutes opérations de diversification et toutes opérations commerciales, financières, mobilières ou immobilières, faites dans l'intérêt de la société et sous quelque forme que ce soit,
- la participation directe ou indirecte dans toutes opérations de la nature de celles indiquées ci-dessus, notamment par voie de création de société, d'apport à des sociétés déjà existantes, de fusion ou d'alliances avec elles. »

6.1.7. Immatriculation de la société

632 012 100 RCS Paris.

6.1.8. Consultation des documents relatifs à la société

Les statuts, comptes, rapports et renseignements destinés aux actionnaires peuvent être consultés au 41, rue Martre, 92117 Clichy, sur rendez-vous si possible. Voir également le site www.loreal-finance.com

6.1.9. Exercice social (article 14 des statuts)

« Chaque exercice social a une durée de douze mois qui commence le 1er janvier et finit le 31 décembre de chaque année. »

6.1.10. Répartition statutaire des bénéfices (article 15 des statuts)

« A. Sur le bénéfice distribuable, il est prélevé et dans l'ordre suivant :

1. La somme nécessaire pour payer aux actionnaires, à titre de premier dividende, 5 % des sommes dont les titres sont libérés en vertu des appels de fonds et non encore amortis sans que, si les bénéfices d'une année ne permettent pas ce paiement, les actionnaires puissent le réclamer sur le bénéfice d'une année subséquente.
2. Sur l'excédent disponible, l'Assemblée Générale Ordinaire, sur la proposition du Conseil d'Administration, a le droit de décider le prélèvement des sommes qu'elle juge convenable de fixer – et même de la totalité dudit excédent disponible – soit pour être reportées à nouveau sur l'exercice suivant, soit pour être versées à un fonds de prévoyance ou à un ou plusieurs fonds de réserves ordinaires, extraordinaires ou spéciaux.

Ce ou ces fonds de réserve, qui ne produiront aucun intérêt, peuvent être distribués aux actionnaires ou affectés soit à compléter aux actionnaires un premier dividende de 5 %, en cas d'insuffisance d'un ou plusieurs exercices, soit au rachat et à l'annulation d'actions ou de certificats d'investissement de la société, soit à l'amortissement total ou partiel de ces actions et certificats.

3. S'il en existe un, le solde est réparti entre tous les actionnaires sans discrimination, chaque action donnant droit au même revenu.

B. Les pertes, s'il en existe, sont imputées sur les bénéfices reportés des exercices antérieurs ou sur les réserves, le solde étant porté sur un compte spécial de report à nouveau. »

6.1.11. Assemblées Générales

Les Assemblées Générales sont régies par l'ensemble des dispositions légales et réglementaires édictées à ce sujet.

Depuis l'Assemblée Générale du 29 avril 2004, il n'existe plus de droits de vote double.

6.1.12. Seuils de détention du capital

« Tout détenteur, direct ou indirect, d'une fraction du capital de la société égale à 1 %, ou à un multiple de ce même pourcentage, inférieur à 5 %, est tenu d'en informer la société dans le délai de quinze jours à compter du franchissement, dans l'un ou l'autre sens, de chacun de ces seuils » (article 7, alinéa 2 des statuts). Cette disposition statutaire complète le dispositif légal visant les déclarations de franchissement à la hausse ou à la baisse des seuils du vingtième, du dixième, des trois vingtièmes, du cinquième, du quart, du tiers, de la moitié, des deux tiers, des dix-huit vingtièmes ou des dix-neuf vingtièmes du capital ou des droits de vote (article L. 233-7 du Code de commerce).

« A défaut d'avoir été déclarées dans les conditions prévues par la loi ou par les statuts, les actions excédant la fraction qui aurait dû être déclarée sont privées du droit de vote dans les Assemblées d'actionnaires, dans les conditions prévues par les dispositions du Code de commerce, si, à l'occasion d'une Assemblée, le défaut de déclaration a été constaté et si un ou plusieurs actionnaires détenant ensemble 5 % au moins du capital en font la demande lors de cette Assemblée » (article 7, alinéa 3 des statuts).

6.2. L'action L'Oréal

6.2.1. Fiche signalétique de l'action L'Oréal

Code Isin : FR0000120321.

Quotité : 1 action.

Valeur nominale : 0,2 euro.

Négociation au comptant à Paris.

Valeur éligible au Service à Règlement Différé (SRD). Des *American Depositary Receipts* circulent librement aux Etats-Unis à l'initiative de quelques banques opérant aux Etats-Unis.

6.2.2. Données boursières

Cours au 31 décembre 2008	62,30 euros
Cours le plus haut	99,26 euros le 2 janvier 2008
Cours le plus bas	53,32 euros le 31 octobre 2008
Progression annuelle au 31 décembre 2008	
• L'Oréal	- 36,42 %
• CAC 40	- 42,68 %
• Euronext 100	- 45,25 %
• DJ Euro Stoxx 50	- 44,28 %
Capitalisation boursière au 31 décembre 2008	37,53 milliards d'euros
Au 31 décembre 2008, le poids de l'action L'Oréal est de :	
• dans le CAC 40	2,88 %
• dans Euronext 100	3,05 %
• dans le DJ Euro Stoxx 50	1,18 %

6.3. Marchés des titres

6.3.1. Volumes des transactions et évolution du cours de l'action de la société

Date	Cours ajustés en euros			Moyenne quotidienne des transactions *(en millions d'euros)*
	Plus haut	Plus bas	Moyen	
2006				
Janvier	67,05	62,30	64,86	108,90
Février	76,45	65,15	69,57	129,66
Mars	75,90	71,90	74,08	101,46
Avril	74,80	70,60	72,75	101,54
Mai	75,00	66,70	71,08	147,08
Juin	73,90	65,60	69,30	99,91
Juillet	79,30	71,65	74,68	98,66
Août	84,05	76,60	78,68	109,66
Septembre	82,00	76,65	79,20	105,47
Octobre	80,90	74,55	77,48	116,94
Novembre	79,90	75,65	77,88	82,26
Décembre	79,00	74,35	76,33	87,91
2007				
Janvier	81,85	74,25	77,00	118,56
Février	83,24	79,10	81,12	112,01
Mars	82,30	76,40	79,10	131,51
Avril	89,20	81,42	85,93	142,89
Mai	88,50	84,07	86,72	143,90
Juin	90,24	84,85	87,45	127,14
Juillet	88,74	81,11	85,11	135,64
Août	88,87	81,17	84,32	143,39
Septembre	93,49	82,89	88,63	135,67
Octobre	94,90	87,90	91,83	117,97
Novembre	95,80	86,50	91,72	118,48
Décembre	99,97	93,30	96,50	115,86
2008				
Janvier	99,26	74,25	86,62	205,43
Février	87,89	77,87	81,85	135,27
Mars	82,73	75,56	78,72	137,87
Avril	85,19	72,47	77,70	154,00
Mai	79,65	76,26	77,81	102,11
Juin	78,70	66,00	73,06	110,42
Juillet	70,38	60,62	66,51	118,92
Août	75,10	66,27	69,99	95,28
Septembre	78,50	67,24	71,84	149,52
Octobre	70,80	53,32	63,39	183,47
Novembre	67,90	57,78	62,10	109,40
Décembre	64,80	58,26	61,86	81,26
2009				
Janvier	65,40	50,00	56,95	83,78
Février	56,00	50,00	52,66	72,18

6.3.2. Rentabilité totale pour l'actionnaire

Parmi les différents indicateurs économiques et financiers de mesure de la création de valeur, L'Oréal a préféré retenir la « rentabilité totale pour l'actionnaire » (souvent intitulée *Total Shareholder Return* : TSR). Cet indicateur constitue, en effet, une mesure synthétique qui intègre à la fois la valorisation du titre et les revenus perçus sous forme de dividendes (hors avoirs fiscaux).

6.3.2.1. Évolution sur 3 ans d'un portefeuille d'environ 15 000 euros investis en actions L'Oréal avec réinvestissement des coupons

Date d'opération	Nature de l'opération	Dépenses *(en euros)*	Recettes *(en euros)*	Nombre d'actions après l'opération
31.12.2005	Achat de 238 actions, à 62,80 euros	14 946,40		238
10.05.2006	Dividende : 1,00 euro par action, avoir fiscal non compris		238,00	238
	Réinvestissement : achat de 4 actions à 72,65 euros	290,60		242
03.05.2007	Dividende : 1,18 euro par action, avoir fiscal non compris		285,56	242
	Réinvestissement : achat de 4 actions à 86,67 euros	346,68		246
30.04.2008	Dividende : 1,38 euro par action, avoir fiscal non compris		339,48	246
	Réinvestissement : achat de 5 actions à 76,21 euros	381,05		251
Total		**15 964,73**	**863,04**	
Montant net total investi		**15 101,69**		

Valeur du portefeuille au 31.12.2008 (251 titres à 62,30 euros) : 15 637,30 euros.

Le capital initial a donc été multiplié par 1,05 en 3 ans (inflation cumulée sur 3 ans = 5,5 % - Source INSEE) et le capital final représente 1,04 fois le montant net total investi.

Le taux de rendement actuariel de l'investissement ressort à 1,14 % par an (en supposant la revente des titres le 31 décembre 2008, hors impôt sur la plus-value de cession).

NOTA : Il n'est pas tenu compte de l'éventuel impôt sur le revenu payé par l'investisseur au titre des dividendes successifs.

6.3.2.2. Evolution sur 10 ans d'un portefeuille d'environ 15 000 euros investis en actions L'Oréal avec réinvestissement des coupons et rompus de droits d'attribution

Date d'opération	Nature de l'opération	Dépenses *(en euros)*	Recettes *(en euros)*	Nombre d'actions après l'opération
31.12.1998	Achat de 24 actions, à 615,89 euros	14 781,36		24
15.06.1999	Dividende : 2,82 euros par action, avoir fiscal non compris		67,69	24
	Réinvestissement : achat de 1 action à 586,50 euros	586,50		25
15.06.2000	Dividende : 3,40 euros par action, avoir fiscal non compris		85,00	25
	Réinvestissement : achat de 1 action à 825,00 euros	825,00		26
03.07.2000	Division du nominal par dix (échange 10 pour 1)			260
08.06.2001	Dividende : 0,44 euro par action, avoir fiscal non compris		114,40	260
	Réinvestissement : achat de 2 actions à 78,15 euros	156,30		262
04.06.2002	Dividende : 0,54 euro par action, avoir fiscal non compris		141,48	262
	Réinvestissement : achat de 2 actions à 74,95 euros	149,90		264
27.05.2003	Dividende : 0,64 euro par action, avoir fiscal non compris		168,96	264
	Réinvestissement : achat de 3 actions à 61,10 eurso	183,30		267
14.05.2004	Dividende : 0,73 euro par action, avoir fiscal non compris		194,91	267
	Réinvestissement : achat de 4 actions à 63,65 euros	254,60		271
11.05.2005	Dividende : 0,82 euro par action		222,22	271
	Réinvestissement : achat de 4 actions à 56,50 euros	226,00		275
10.05.2006	Dividende : 1,00 euro par action		275,00	275
	Réinvestissement : achat de 4 actions à 72,65 euros	290,60		279
03.05.2007	Dividende : 1,18 euro par action		329,22	279
	Réinvestissement : achat de 4 actions à 86,67 euros	346,68		283
30.04.2008	Dividende : 1,38 euro par action		390,54	283
	Réinvestissement : achat de 6 actions à 76,21 euros	457,26		289
Total		**18 257,50**	**1 989,42**	
Montant net total investi		**16 268,08**		

Valeur du portefeuille au 31.12.2008 (289 titres à 62,30 euros) : 18 004,70 euros.

Le capital initial a donc été multiplié par 1,22 en 10 ans (inflation cumulée sur 10 ans = 19,5 % - Source INSEE) et le capital final représente 1,11 fois le montant net total investi.

Le taux de rendement actuariel de l'investissement ressort à 1,04 % par an (en supposant la revente des titres le 31 décembre 2008, hors impôt sur la plus-value de cession).

NOTA : Il n'est pas tenu compte de l'éventuel impôt sur le revenu payé par l'investisseur au titre des dividendes successifs.

6.3.2.3. Evolution sur 20 ans d'un portefeuille d'environ 15 000 euros investis en actions L'Oréal avec réinvestissement des coupons et rompus de droits d'attribution

Date d'opération	Nature de l'opération	Dépenses (en euros)	Recettes (en euros)	Nombre d'actions après l'opération
31.12.1988	Achat de 22 actions, à 670,62 euros	14 753,64		22
30.06.1989	Dividende : 7,62 euros par action, avoir fiscal non compris		167,69	22
	Réinvestissement : achat de 1 action à 697,61 euros	697,61		23
29.06.1990	Dividende : 9,15 euros par action, avoir fiscal non compris		210,38	23
	Réinvestissement : achat de 1 action à 827,80 euros	827,80		24
06.07.1990	Division du nominal par dix (échange 10 pour 1)			240
28.06.1991	Dividende : 1,07 euro par action, avoir fiscal non compris		256,11	240
	Réinvestissement : achat de 3 actions à 87,20 euros	261,60		243
26.06.1992	Dividende : 1,28 euro par action, avoir fiscal non compris		311,18	243
	Réinvestissement : achat de 3 actions à 140,25 euros	420,76		246
25.06.1993	Dividende : 1,46 euro par action, avoir fiscal non compris		360,02	246
	Réinvestissement : achat de 3 actions à 167,69 euros	503,07		249
28.06.1994	Dividende : 1,65 euro par action, avoir fiscal non compris		409,97	249
	Réinvestissement : achat de 3 actions à 167,69 euros	503,07		252
28.06.1995	Dividende : 1,86 euro par action, avoir fiscal non compris		468,69	252
	Réinvestissement : achat de 3 actions à 185,84 euros	557,52		255
28.06.1996	Dividende : 2,03 euros par action, avoir fiscal non compris		517,03	255
	Réinvestissement : achat de 2 actions à 260,54 euros	521,08		257
01.07.1996	Attribution gratuite (1 pour 10)			282
31.07.1996	Indemnisation de 7 droits à 22,86 euros par droit		160,00	282
	Réinvestissement : achat de 1 action à 236,91 euros	236,91		283
01.07.1997	Dividende : 2,13 euros par action, avoir fiscal non compris		604,00	283
	Réinvestissement : achat de 2 actions à 393,93 euros	787,86		285
12.06.1998	Dividende : 2,44 euros par action, avoir fiscal non compris		695,17	285
	Réinvestissement : achat de 2 actions à 473,05 euros	946,10		287
15.06.1999	Dividende : 2,82 euros par action, avoir fiscal non compris		809,43	287
	Réinvestissement : achat de 2 actions à 586,50 euros	1 173,00		289
15.06.2000	Dividende : 3,40 euros par action, avoir fiscal non compris		982,60	289
	Réinvestissement : achat de 2 actions à 825,00 euros	1 650,00		291
03.07.2000	Division du nominal par dix (échange 10 pour 1)			2 910
08.06.2001	Dividende : 0,44 euro par action, avoir fiscal non compris		1 280,40	2 910
	Réinvestissement : achat de 17 actions à 78,15 euros	1 328,55		2 927
04.06.2002	Dividende : 0,54 euro par action, avoir fiscal non compris		1 580,58	2 927
	Réinvestissement : achat de 22 actions à 74,95 euros	1 648,90		2 949
27.05.2003	Dividende : 0,64 euro par action, avoir fiscal non compris		1 887,36	2 949
	Réinvestissement : achat de 31 actions à 61,10 euros	1 894,10		2 980
14.05.2004	Dividende : 0,73 euro par action, avoir fiscal non compris		2 175,40	2 980
	Réinvestissement : achat de 35 actions à 63,65 euros	2 227,75		3 015
11.05.2005	Dividende : 0,82 euro par action		2 472,30	3 015
	Réinvestissement : achat de 44 actions à 56,50 euros	2 486,00		3 059
10.05.2006	Dividende : 1,00 euro par action		3 059,00	3 059
	Réinvestissement : achat de 43 actions à 72,65 euros	3 123,95		3 102
03.05.2007	Dividende : 1,18 euro par action		3 660,36	3 102
	Réinvestissement : achat de 43 actions à 86,67 euros	3 726,81		3 145
30.04.2008	Dividende : 1,38 euro par action		4 340,10	3 145
	Réinvestissement : achat de 57 actions à 76,21 euros	4 343,97		3 202
Total		**44 620,05**	**26 407,77**	
Montant net total investi		**18 212,28**		

Valeur du portefeuille au 31.12.2008 (3 202 titres à 62,30 euros) : 199 484,60 euros.

Le capital initial a donc été multiplié par 13,52 en 20 ans (inflation cumulée sur 20 ans = 45,4 % - Source INSEE) et le capital final représente 10,95 fois le montant net total investi.

Le taux de rendement actuariel de l'investissement ressort à 13,28 % par an (en supposant la revente des titres le 31 décembre 2008).

NOTA : Il n'est pas tenu compte de l'éventuel impôt sur le revenu payé par l'investisseur au titre des dividendes successifs.

6.3.3. Dividendes

Le délai de prescription des dividendes est de 5 ans. Les dividendes dont le paiement n'a pas été demandé sont reversés à la Caisse des Dépôts et Consignations.

6.4. Politique d'investissements

L'Oréal est une entreprise industrielle qui se développe grâce à trois types d'investissements :

1. des investissements scientifiques et matériels qui sont largement expliqués dans plusieurs chapitres du Rapport Annuel (voir notamment le tome 1, pages 27, 92 et 93),
2. des investissements marketing qui sont permanents et inhérents à l'activité, notamment cosmétologique, du Groupe. En effet, la conquête de nouvelles parts de marché nécessite des études approfondies dans le monde entier, ainsi que des dépenses publi-promotionnelles ajustées en fonction de l'ancienneté des marques et de leur position concurrentielle,
3. des investissements financiers qui sont strictement occasionnels. Ils sont liés à une politique de croissance externe modérée et mise en œuvre essentiellement en fonction des opportunités à long terme.

Pour des raisons stratégiques et concurrentielles, L'Oréal ne peut donc donner aucune information systématique sur les investissements futurs.

6.5. Politique d'information

Depuis plus de 45 ans de cotation à la Bourse de Paris, L'Oréal n'a cessé d'améliorer année après année les outils d'information à la disposition de ses actionnaires et des investisseurs français et internationaux.

Forte de sa nouvelle organisation, mise en place en 2007, la Direction de la Communication Financière a intensifié ses actions en 2008 afin de répondre aux attentes et aux demandes d'information des actionnaires et investisseurs dans cette période boursière agitée.

Les temps forts de la politique de communication actionnariale du Groupe s'articulent autour de plusieurs rencontres :

- deux grandes réunions d'information financière pour les analystes et investisseurs, auxquelles les journalistes qui suivent l'industrie cosmétique sont invités. Les présentations des résultats financiers du Groupe sont retransmises en direct sur le site financier www.loreal-finance.com, et les tableaux présentés lors de ces réunions financières sont mis à disposition le jour même sur ce site, tant pour les résultats annuels que pour les résultats semestriels. Largement utilisé, notre site a obtenu le premier prix Boursoscan de la communication financière, décerné conjointement par Boursorama, premier site d'informations boursières en France et le cabinet d'études spécialisées Opinionway ;
- l'Assemblée Générale qui est un moment privilégié de dialogue entre les dirigeants et les actionnaires ;
- les présentations du Groupe aux actionnaires dans plusieurs capitales régionales ainsi qu'à l'étranger, en collaboration avec la Fédération française des clubs d'investissement (FFCI), le Cercle de liaison des informateurs financiers en France (CLIFF) et des journaux financiers ;
- à l'international, de nombreuses rencontres avec les investisseurs institutionnels des principales places boursières mondiales sont organisées tout au long de l'année ;
- la participation au Salon Actionaria au Palais des Congrès de Paris les 21 et 22 novembre 2008, a permis à de nombreux actionnaires présents de rencontrer directement des représentants du Groupe L'Oréal et découvrir un de ses métiers à travers des démonstrations soin et maquillage organisées par la marque Helena Rubinstein ;
- enfin, grâce à son « Panel évolutif d'actionnaires » et plusieurs enquêtes dans l'année, L'Oréal est «à l'écoute» et fait participer ses actionnaires au développement et à l'enrichissement de sa communication financière.

L'Oréal propose également à ses actionnaires une large gamme de documents revus régulièrement pour mieux présenter le Groupe, sa stratégie et ses développements récents. Le Rapport Annuel, déposé comme document de référence, trois Lettres aux actionnaires ainsi qu'un Mémento de l'actionnaire. L'ensemble de ces documents est disponible en français et en anglais, sur simple demande et téléchargeable sur le site www.loreal-finance.com. Des communiqués et avis financiers complètent cette documentation.

Dès 1997, L'Oréal a créé le site financier www.loreal-finance.com à l'intention des professionnels de la finance internationale et de tous ses actionnaires. Cet outil interactif, dont l'espace actionnaires a été revu et enrichi en 2008, contient toute l'information financière et boursière sur le Groupe et fournit le cours de l'action L'Oréal en temps réel. Des dizaines de milliers de visites ont lieu chaque mois.

Depuis 2005, L'Oréal offre la possibilité d'être systématiquement informé en temps réel, grâce à l'information électronique (flux RSS) de la publication de toute nouvelle information financière. De plus, un numéro vert pour la France (0 800 66 66 66) et l'étranger (+ 33 1 40 14 80 50) est à la disposition des actionnaires de L'Oréal. Un serveur vocal interactif permet, 24 heures sur 24, d'accéder aux informations sur le cours de Bourse, le calendrier de l'actionnaire ou un résumé du dernier communiqué. Le Service actionnaires est également disponible sur ce numéro pendant les horaires d'ouverture (Voir également le tome 1, page 30 et 31).

6.6. Document annuel d'information

Le présent document annuel d'information est établi en application de l'article 451-1-1 du Code monétaire et financier et de l'article 221-1-1 du règlement général de l'AMF. Ce document recense les informations publiées ou rendues publiques entre le 1er janvier 2008 et le 28 février 2009 par L'Oréal pour satisfaire aux obligations législatives ou réglementaires.

Informations disponibles sur le site www.loreal-finance.com

6.6.1. Communiqués

Date	Communiqués
Hebdomadaire du 7 janvier 2008 au 17 novembre 2008	Déclarations de transactions sur actions propres (mise en ligne sur www.loreal-finance.com)
Mensuel du 31 janvier 2008 au 28 février 2009	Déclaration des transactions mensuelles sur actions propres et du nombre total de droits de vote et du nombre d'actions composant le capital
7-janv.-08	L'Oréal USA acquiert Columbia Beauty Supply
23-janv.-08	Projet d'accord stratégique entre L'Oréal et PPR pour Yves Saint Laurent Beauté
24-janv.-08	Chiffre d'affaires annuel 2007
13-févr.-08	Forte progression des résultats annuels 2007
26-févr.-08	Annonce de Galderma
3-mars-08	Accord en vue d'acquérir la totalité du capital du Club des Créateurs de Beauté
17-mars-08	Maison Martin Margiela et L'Oréal signent un accord de partenariat
28-mars-08	Assemblée Générale Mixte du 22 avril 2008/Rapport Annuel 2007
28-mars-08	Avis de réunion simplifié publié dans *La Vie Financière*
7-avr.-08	Annonce de Galderma
15-avr.-08	Chiffre d'affaires du premier trimestre 2008
22-avr.-08	Assemblée Générale Mixte du 22 avril 2008
30-avr.-08	Communiqué concernant YSL Beauté
17-juin-08	Accord de la Commission Européenne pour l'acquisition de Yves Saint Laurent Beauté par L'Oréal
19-juin-08	L'Oréal annonce le renouvellement de son programme de rachat d'actions
30-juin-08	YSL Beauté rejoint la Division des Produits de Luxe de L'Oréal
17-juil.-08	Chiffre d'affaires du premier semestre 2008
28-août-08	Résultats du premier semestre 2008
30-oct.-08	Chiffre d'affaires au 30 septembre 2008
28-nov.-08	Conseil d'Administration
16-févr.-09	Résultats annuels 2008
20-févr.-09	Rémunération des dirigeants mandataires sociaux de L'Oréal

6.6.2. Document de référence

Date	Type de document
27-mars-08	Document de référence 2007, dépôt AMF n° D.08-0153

6.6.3. Bulletin des annonces légales et obligatoires

Date	Numéro de publication	Publication
8-févr.-08	17	Chiffre d'affaires 2007
14-mars-08	32	Avis de réunion à l'Assemblée d'actionnaires et de porteurs de parts
4-avr.-08	41	Avis de convocation à l'Assemblée d'actionnaires et de porteurs de parts
4-avr.-08	41	Comptes consolidés + comptes sociaux 2007
30-avr.-08	52	Approbation des comptes 2007
14-mai-08	59	Chiffre d'affaires du premier trimestre 2008
13-août-08	98	Chiffre d'affaires du deuxième trimestre 2008

6.6.4. Publications effectuées dans des journaux d'annonces légales

Journal d'annonces légales	Date et numéro de parution	Objet de la publication
Les Petites Affiches	22 février 2008, numéro 39	Augmentation de capital, réduction de capital, modifications des statuts
La Gazette du Palais	04-05 avril 2008, numéro 95-96	Avis de convocation de l'Assemblée Générale Mixte des Actionnaires
Les Petites Affiches	29 septembre 2008, numéro 195	Modification du capital et des statuts

6.6.5. Informations déposées au greffe du Tribunal de Paris

Date et numéro de parution	Objet de la publication
25.02.2008, dépôt numéro 17982	Augmentation et réduction de capital (extrait du procès-verbal du Conseil d'Administration du 13.02.2008)
25.02.2008, dépôt numéro 17982	Statuts à jour au 13.02.2008
02.05.2008, dépôt numéro 18524	Comptes consolidés 2007
02.05.2008, dépôt numéro 18525	Comptes sociaux 2007
19.09.2008, dépôt numéro 84514	Enregistrement de l'autorisation donnée au Conseil d'Administration d'annuler des actions acquises par la société dans le cadre des articles L. 225-209 et L. 225-208 du Code de commerce (extrait du procès-verbal de l'Assemblée Générale du 22.04.2008)
13.10.2008, dépôt numéro 91976	Augmentation et réduction de capital (extrait du procès-verbal du Conseil d'Administration du 28.08.2008)
13.10.2008, dépôt numéro 91976	Statuts à jour au 28.08.2008

6.7. Evénements récents et perspectives

16 février 2009

Résultats annuels 2008 : dans un environnement difficile, L'Oréal résiste et poursuit sa progression.

Le texte intégral de ce communiqué a été mis en ligne et est consultable sur le site www.loreal-finance.com.

A la connaissance de la société, il n'existe pas, au 28 février 2009, d'éléments susceptibles de représenter un changement significatif de la situation financière ou commerciale du Groupe depuis le 31 décembre 2008.

6.8. Responsables du contrôle des comptes

2006, 2007 et 2008	Date de 1re nomination	Durée du mandat	Expiration du mandat
Titulaires			
PricewaterhouseCoopers Audit Commissaire aux Comptes, membre de la Compagnie Régionale de Versailles, représenté par Etienne Boris 63 rue de Villiers 92200 Neuilly-sur-Seine	29 avril 2004	6 exercices	
Deloitte & Associés Commissaire aux Comptes, membre de la Compagnie Régionale de Versailles, représenté par Etienne Jacquemin 185 avenue Charles de Gaulle 92200 Neuilly-sur-Seine	29 avril 2004	6 exercices	AGO statuant sur les comptes de l'exercice 2009 à tenir en 2010
Suppléants			
M. Yves Nicolas 63 rue de Villiers 92200 Neuilly-sur-Seine	29 avril 2004	6 exercices	
M. Jean-Paul Picard 47 rue de Courcelles 75008 Paris	29 mai 2001 (1)	6 exercices	

(1) Renouvelé le 29 avril 2004.

6.9. Honoraires des Commissaires aux Comptes et membres de leurs réseaux pris en charge par le Groupe

En milliers d'euros HT	PricewaterhouseCoopers Audit				Deloitte & Associés			
	Montant		En %		Montant		En %	
	2008	2007	2008	2007	2008	2007	2008	2007
Commissariat aux Comptes	5 767	5 866	86 %	80 %	5 491	5 180	79 %	83 %
L'Oréal	999	1 086	15 %	15 %	978	1 171	14 %	19 %
Filiales intégrées globalement	4 768	4 780	71 %	65 %	4 513	4 009	65 %	64 %
Autres missions directement liées à la mission du Commissaire aux Comptes	474	862	7 %	12 %	1 203	877	17 %	14 %
L'Oréal	87	14	1 %	0 %	823	449	12 %	7 %
Filiales intégrées globalement	387	848	6 %	12 %	380	428	5 %	7 %
Sous-total Audit	**6 241**	**6 728**	**93 %**	**92 %**	**6 693**	**6 057**	**96 %**	**97 %**
Autres prestations (juridique, fiscal, social)	449	625	7 %	8 %	286	194	4 %	3 %
Total	**6 690**	**7 353**	**100 %**	**100 %**	**6 979**	**6 251**	**100 %**	**100 %**

6.10. Informations financières historiques incluses par référence

En application de l'article 28 du règlement CE n° 809/2004 du 29 avril 2004, les informations suivantes sont incluses par référence dans le présent document de référence 2008 :

- les comptes consolidés de l'exercice clos le 31 décembre 2007 établis en application des normes IFRS, et le Rapport des Commissaires aux Comptes afférent présentés aux pages 5 à 56 du tome 2 du document de référence 2007, déposé auprès de l'Autorité des Marchés Financiers le 27 mars 2008 sous le numéro D.08-0153, ainsi que les informations extraites du Rapport de Gestion 2007 figurant en pages 59 à 65 du tome 2 du document de référence ;
- les comptes consolidés de l'exercice clos le 31 décembre 2006 établis en application des normes IFRS, et le Rapport des Commissaires aux Comptes afférent présentés aux pages 7 à 50 du tome 2 du document de référence 2006, déposé auprès de l'Autorité des Marchés Financiers le 29 mars 2007 sous le numéro D.07-0241, ainsi que les informations extraites du Rapport de Gestion 2006 figurant en pages 53 à 58 du tome 2 du document de référence.

7 Rapports des Commissaires aux Comptes et Attestation

** Ces informations font partie intégrante du Rapport Financier Annuel tel que prévu par l'article L.451-1-2 du Code monétaire et financier.*

7.1. Rapport des Commissaires aux Comptes sur les comptes annuels

(Exercice clos le 31 décembre 2008)

En exécution de la mission qui nous a été confiée par votre Assemblée Générale, nous vous présentons notre rapport relatif à l'exercice clos le 31 décembre 2008, sur :

- le contrôle des comptes annuels de la Société L'Oréal, tels qu'ils sont joints au présent rapport ;
- la justification de nos appréciations ;
- les vérifications et informations spécifiques prévues par la loi.

Les comptes annuels ont été arrêtés par le Conseil d'Administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Opinion sur les comptes annuels

Nous avons effectué notre audit selon les normes d'exercice professionnel applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes annuels ne comportent pas d'anomalies significatives. Un audit consiste à vérifier, par sondages ou au moyen d'autres méthodes de sélection, les éléments justifiant des montants et informations figurant dans les comptes annuels. Il consiste également à apprécier les principes comptables suivis, les estimations significatives retenues et la présentation d'ensemble des comptes. Nous estimons que les éléments que nous avons collectés sont suffisants et appropriés pour fonder notre opinion.

Nous certifions que les comptes annuels sont, au regard des règles et principes comptables français, réguliers et sincères et donnent une image fidèle du résultat des opérations de l'exercice écoulé ainsi que de la situation financière et du patrimoine de la société à la fin de cet exercice.

Justification de nos appréciations

En application des dispositions de l'article L. 823-9 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance l'élément suivant :

L'évaluation des titres de participation a été effectuée en conformité avec les méthodes comptables décrites dans la note 1.7.1. « Principes Comptables - Immobilisations Financières - Titres de participation et avances consolidables » de l'annexe. Dans le cadre de nos travaux, nous avons revu le caractère approprié de ces méthodes comptables et apprécié les hypothèses retenues.

Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes annuels, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion, exprimée dans la première partie de ce rapport.

Vérifications et informations spécifiques

Nous avons également procédé aux vérifications spécifiques prévues par la loi.

Nous n'avons pas d'observation à formuler sur :

- la sincérité et la concordance avec les comptes annuels des informations données dans le Rapport de Gestion du Conseil d'Administration et dans les documents adressés aux actionnaires sur la situation financière et les comptes annuels,
- la sincérité des informations données dans le Rapport de Gestion relatives aux rémunérations et avantages versés aux mandataires sociaux concernés ainsi qu'aux engagements consentis en leur faveur à l'occasion de la prise, de la cessation ou du changement de fonctions ou postérieurement à celles-ci.

En application de la loi, nous nous sommes assurés que les diverses informations relatives aux prises de participation et de contrôle et à l'identité des détenteurs du capital et des droits de vote vous ont été communiquées dans le Rapport de Gestion.

Fait à Neuilly-sur-Seine, le 25 février 2009
Les Commissaires aux Comptes

PricewaterhouseCoopers Audit
Etienne Boris

Deloitte & Associés
Etienne Jacquemin

7.2. Rapport des Commissaires aux Comptes sur les comptes consolidés

(Exercice clos le 31 décembre 2008)

En exécution de la mission qui nous a été confiée par votre Assemblée Générale, nous vous présentons notre rapport relatif à l'exercice clos le 31 décembre 2008, sur :

- le contrôle des comptes consolidés de la Société L'Oréal, tels qu'ils sont joints au présent rapport ;
- la justification de nos appréciations ;
- la vérification spécifique prévue par la loi.

Les comptes consolidés ont été arrêtés par le Conseil d'Administration. Il nous appartient, sur la base de notre audit, d'exprimer une opinion sur ces comptes.

Opinion sur les comptes consolidés

Nous avons effectué notre audit selon les normes d'exercice professionnel applicables en France ; ces normes requièrent la mise en œuvre de diligences permettant d'obtenir l'assurance raisonnable que les comptes consolidés ne comportent pas d'anomalies significatives. Un audit consiste à vérifier, par sondages ou au moyen d'autres méthodes de sélection, les éléments justifiant des montants et informations figurant dans les comptes consolidés. Il consiste également à apprécier les principes comptables suivis, les estimations significatives retenues et la présentation d'ensemble des comptes. Nous estimons que les éléments que nous avons collectés sont suffisants et appropriés pour fonder notre opinion.

Nous certifions que les comptes consolidés de l'exercice sont, au regard du référentiel IFRS tel qu'adopté dans l'Union Européenne, réguliers et sincères et donnent une image fidèle du patrimoine, de la situation financière, ainsi que du résultat de l'ensemble constitué par les personnes et entités comprises dans la consolidation.

Justification des appréciations

En application des dispositions de l'article L. 823-9 du Code de commerce relatives à la justification de nos appréciations, nous portons à votre connaissance les éléments suivants :

- L'Oréal procède à un test de dépréciation des écarts d'acquisition et des actifs incorporels à durée de vie indéfinie lorsqu'il existe un indice de perte de valeur et au moins une fois par an, selon les modalités décrites dans les notes 1.15 et 13 des états financiers. Nous avons revu les modalités de mises en œuvre de ce test de dépréciation ainsi que les hypothèses retenues ;
- les engagements de retraites, aménagements de fin de carrière et autres avantages consentis aux salariés ont été évalués et comptabilisés conformément aux principes décrits dans les notes 1.23 et 21 des états financiers. Nous avons revu la méthodologie d'évaluation de ces engagements, ainsi que les données utilisées et les hypothèses retenues.

Les appréciations ainsi portées s'inscrivent dans le cadre de notre démarche d'audit des comptes consolidés, pris dans leur ensemble, et ont donc contribué à la formation de notre opinion exprimée dans la première partie de ce rapport.

Vérification spécifique

Nous avons également procédé à la vérification spécifique prévue par la loi des informations données dans le Rapport sur la gestion du Groupe. Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes consolidés.

Fait à Neuilly-sur-Seine, le 25 février 2009
Les Commissaires aux Comptes

PricewaterhouseCoopers Audit
Etienne Boris

Deloitte & Associés
Etienne Jacquemin

7.3. Rapport des Commissaires aux Comptes, établi en application de l'article L. 225-235 du Code de commerce, sur le Rapport du Président du Conseil d'Administration

(Exercice clos le 31 décembre 2008)

En notre qualité de Commissaires aux Comptes de la Société L'Oréal et en application des dispositions de l'article L. 225-235 du Code de commerce, nous vous présentons notre rapport sur le Rapport établi par le Président de votre société conformément aux dispositions de l'article L. 225-37 du Code de commerce au titre de l'exercice clos le 31 décembre 2008.

Il appartient au Président d'établir et de soumettre à l'approbation du Conseil d'Administration un Rapport rendant compte des procédures de Contrôle Interne et de gestion des risques mises en place au sein de la société et donnant les autres informations requises par l'article L. 225-37 du Code de commerce relatives notamment au dispositif en matière de gouvernement d'entreprise.

Il nous appartient :

- de vous communiquer les observations qu'appellent de notre part les informations contenues dans le Rapport du Président, concernant les procédures de Contrôle Interne relatives à l'élaboration et au traitement de l'information comptable et financière, et
- d'attester que le Rapport comporte les autres informations requises par l'article L. 225-37 du Code de commerce, étant précisé qu'il ne nous appartient pas de vérifier la sincérité de ces autres informations.

Nous avons effectué nos travaux conformément aux normes d'exercice professionnel applicables en France.

Informations concernant les procédures de Contrôle Interne relatives à l'élaboration et au traitement de l'information comptable et financière

Les normes d'exercice professionnel requièrent la mise en œuvre de diligences destinées à apprécier la sincérité des informations concernant les procédures de Contrôle Interne relatives à l'élaboration et au traitement de l'information comptable et financière contenues dans le Rapport du Président. Ces diligences consistent notamment à :

- prendre connaissance des procédures de Contrôle Interne relatives à l'élaboration et au traitement de l'information comptable et financière sous-tendant les informations présentées dans le Rapport du Président ainsi que de la documentation existante ;
- prendre connaissance des travaux ayant permis d'élaborer ces informations et de la documentation existante ;
- déterminer si les déficiences majeures du Contrôle Interne relatif à l'élaboration et au traitement de l'information comptable et financière que nous aurions relevées dans le cadre de notre mission font l'objet d'une information appropriée dans le Rapport du Président.

Sur la base de ces travaux, nous n'avons pas d'observation à formuler sur les informations concernant les procédures de Contrôle Interne de la société relatives à l'élaboration et au traitement de l'information comptable et financière contenues dans le Rapport du Président du Conseil d'Administration, établi en application des dispositions de l'article L. 225-37 du Code de commerce.

Autres informations

Nous attestons que le Rapport du Président du Conseil d'Administration comporte les autres informations requises à l'article L. 225-37 du Code de commerce.

Fait à Neuilly-sur-Seine, le 25 février 2009
Les Commissaires aux Comptes

PricewaterhouseCoopers Audit
Etienne Boris

Deloitte & Associés
Etienne Jacquemin

7.4. Rapport spécial des Commissaires aux Comptes sur les conventions et engagements réglementés

(Exercice clos le 31 décembre 2008)

En notre qualité de Commissaires aux Comptes de votre société, nous vous présentons notre rapport sur les conventions et engagements réglementés.

Il ne nous appartient pas de rechercher l'existence de conventions et engagements mais de vous communiquer, sur la base des informations qui nous ont été données, les caractéristiques et les modalités essentielles de ceux dont nous avons été avisés, sans avoir à nous prononcer sur leur utilité et leur bien-fondé. Il vous appartient, selon les termes de l'article R. 225-31 du Code de commerce, d'apprécier l'intérêt qui s'attachait à la conclusion de ces conventions et engagements en vue de leur approbation.

Conventions et engagements autorisés au cours de l'exercice

Nous vous informons, qu'à l'exception de la convention approuvée le 13 février 2008, communiquée dans notre rapport spécial du 27 février 2008 et qui s'est poursuivie au cours de l'exercice comme décrit en page 2 du présent rapport, il ne nous a été donné avis d'aucune convention ni d'aucun engagement conclus au cours de l'exercice et soumis aux dispositions de l'article L. 225-38 du Code de commerce.

Conventions et engagements approuvés au cours d'exercices antérieurs dont l'exécution s'est poursuivie durant l'exercice

Par ailleurs, en application du Code de commerce, nous avons été informés que l'exécution des conventions et engagements suivants, approuvés au cours d'exercices antérieurs, s'est poursuivie au cours du dernier exercice.

Conventions et engagements concernant Monsieur Jean-Paul Agon

- Assimilation de Monsieur Jean-Paul Agon à un cadre dirigeant pendant la durée de son mandat social, notamment en matière de retraite et de prévoyance, de sorte qu'il puisse continuer de bénéficier du même dispositif que préalablement à sa nomination en tant que mandataire social (Conseil d'Administration du 25 avril 2006)

  Ce dispositif prévoit le versement d'une garantie retraite sous forme d'une rente viagère (avec réversion possible et, sous certaines conditions, d'une rente d'orphelin) ainsi qu'une couverture en matière de prévoyance en cas d'incapacité, d'invalidité ou de décès.

- Convention prévoyant les modalités de départ du Directeur Général (Conseil d'Administration du 13 février 2008)

- en cas de révocation ou de non-renouvellement de son mandat social, hormis pour faute grave ou lourde, Monsieur Jean-Paul Agon bénéficiera d'une indemnité de cessation de son mandat social égale à 3 mois de rémunération (partie fixe uniquement) par année d'exercice de son mandat social, à partir de 2006 inclus, et plafonnée à 12 mois de la dernière rémunération fixe perçue au titre du mandat social, sous réserve de la réalisation de conditions de performance.
- cette indemnité s'ajoutera aux indemnités dues le cas échéant en cas de rupture ultérieure du contrat de travail rétabli sur la base de la convention collective.
- en cas de mise à la retraite ou de départ volontaire à la retraite intervenant au moment de la cessation de son mandat social ou postérieurement, Monsieur Jean-Paul Agon bénéficiera d'une indemnité de départ ou de mise à la retraite déterminée

selon les mêmes modalités que celles applicables à un cadre dirigeant de L'Oréal, c'est-à-dire compte tenu de son ancienneté totale acquise au titre du contrat de travail et du mandat social, de 6 mois de la rémunération moyenne (fixe + variable) des 12 mois précédant celui de son départ, sous réserve de la réalisation de conditions de performance.

Cette indemnité ne pourra être inférieure à l'indemnité de départ ou de mise à la retraite à laquelle il aurait droit au titre de son contrat de travail rétabli, et ne se cumulera pas avec celle-ci ni avec une indemnité pour cause de révocation ou de non-renouvellement de mandat.

Les conditions de performance arrêtées par le Conseil d'Administration sont assises pour moitié sur l'évolution de la croissance du chiffre d'affaires consolidé de L'Oréal par rapport au marché et pour l'autre moitié sur l'évolution du Bénéfice Net Par Action (résultat net par action, dilué, hors éléments non récurrents, part du Groupe), le tout apprécié au cours des quatre derniers exercices précédant l'année de fin du mandat social.

En fonction du niveau de réalisation atteint, le montant de chaque composante de l'indemnité sera réduit voire nul.

Si un événement venait à se produire, de nature à réduire de façon significative le Bénéfice Net Par Action de l'exercice, le Conseil d'Administration se réserverait le droit d'intégrer l'année en cours dans les quatre années prises en compte pour le calcul de la condition de performance.

Nous avons mis en œuvre les diligences que nous avons estimé nécessaires au regard de la doctrine professionnelle de la Compagnie nationale des Commissaires aux Comptes relative à cette mission. Ces diligences ont consisté à vérifier la concordance des informations qui nous ont été données avec les documents de base dont elles sont issues.

Fait à Neuilly-sur-Seine, le 25 février 2009
Les Commissaires aux Comptes

PricewaterhouseCoopers Audit
Etienne Boris

Deloitte & Associés
Etienne Jacquemin

7.5. Rapport spécial des Commissaires aux Comptes sur l'ouverture d'options de souscription et/ou d'achat d'actions au bénéfice de membres du personnel salarié ou de mandataires sociaux

Assemblée Générale Mixte du 16 avril 2009
(Douzième résolution)

En notre qualité de Commissaires aux Comptes de votre société et en exécution de la mission prévue par les articles L. 225-177 et R. 225-144 du Code de commerce, nous avons établi le présent rapport sur l'ouverture d'options de souscription et/ou d'achat d'actions au bénéfice de membres du personnel salarié ou de mandataires sociaux tant de la Société L'Oréal que des sociétés ou groupement d'intérêt économique qui lui sont liés directement ou indirectement dans les conditions de l'article L. 225-180 du Code de commerce.

Il appartient au Conseil d'Administration d'établir un rapport sur les motifs de l'ouverture des options de souscription et/ou d'achat d'actions ainsi que sur les modalités proposées pour la fixation du prix de souscription et/ou d'achat. Il nous appartient de donner notre avis sur les modalités proposées pour la fixation du prix de souscription et/ou d'achat.

Nous avons mis en œuvre les diligences que nous avons estimé nécessaires au regard de la doctrine professionnelle de la Compagnie nationale des Commissaires aux Comptes relative à cette mission. Ces diligences ont consisté à vérifier que les modalités proposées pour la fixation du prix de souscription et/ou d'achat d'actions sont mentionnées dans le Rapport du Conseil d'Administration, qu'elles sont conformes aux dispositions prévues par les textes, de nature à éclairer les actionnaires et qu'elles n'apparaissent pas manifestement inappropriées.

Nous n'avons pas d'observation à formuler sur les modalités proposées.

Fait à Neuilly-sur-Seine, le 25 février 2009
Les Commissaires aux Comptes

PricewaterhouseCoopers Audit
Etienne Boris

Deloitte & Associés
Etienne Jacquemin

7.6. Rapport spécial des Commissaires aux Comptes sur l'attribution gratuite d'actions existantes et/ou à émettre au profit des membres du personnel salarié

Assemblée Générale Mixte du 16 avril 2009
(Treizième résolution)

En notre qualité de Commissaires aux Comptes de votre société et en exécution de la mission prévue par l'article L. 225-197-1 du Code de commerce, nous avons établi le présent Rapport sur le projet d'attribution gratuite d'actions existantes et/ou à émettre au profit des membres du personnel salarié de la Société L'Oréal ou des sociétés qui lui sont liées au sens de l'article L. 225-197-2 du Code de commerce ou de certaines catégories d'entre eux.

Votre Conseil d'Administration vous propose de l'autoriser à attribuer gratuitement des actions existantes et/ou à émettre en une ou plusieurs fois. Il lui appartient d'établir un Rapport sur cette opération à laquelle il souhaite vouloir procéder. Il nous appartient de vous faire part, le cas échéant, de nos observations sur les informations qui vous sont ainsi données sur l'opération envisagée.

Nous avons mis en œuvre les diligences que nous avons estimé nécessaires au regard de la doctrine professionnelle de la Compagnie nationale des Commissaires aux Comptes relative à cette mission. Ces diligences ont consisté à vérifier notamment que les modalités envisagées et données dans le Rapport du Conseil d'Administration s'inscrivent dans le cadre des dispositions prévues par la loi.

Nous n'avons pas d'observation à formuler sur les informations données dans le Rapport du Conseil d'Administration portant sur l'opération envisagée d'attribution gratuite d'actions.

Fait à Neuilly-sur-Seine, le 25 février 2009
Les Commissaires aux Comptes

PricewaterhouseCoopers Audit
Etienne Boris

Deloitte & Associés
Etienne Jacquemin

7.7. Rapport des Commissaires aux Comptes sur l'augmentation de capital réservée aux salariés

Assemblée Générale Mixte du 16 avril 2009
(Quatorzième résolution)

En notre qualité de Commissaires aux Comptes de votre société et en exécution de la mission prévue par les articles L. 225-135 et suivants du Code de commerce, nous vous présentons notreRapport sur le projet de délégation au Conseil d'Administration de la compétence de décider une augmentation de capital, en une ou plusieurs fois, par l'émission de titres de capital avec suppression du droit préférentiel de souscription réservée aux salariés (ou anciens salariés) de la société ou des sociétés qui lui sont liées au sens des dispositions de l'article L. 225-180 du Code de commerce, dès lors que ces salariés sont adhérents à un plan d'épargne entreprise du Groupe L'Oréal, ainsi qu'à tous fonds communs de placement par l'intermédiaire desquels les titres ainsi émis seraient souscrits par eux, opération sur laquelle vous êtes appelés à vous prononcer.

Cette augmentation de capital est soumise à votre approbation en application des dispositions des articles L. 225-129-6 du Code de commerce et L. 3332-18 et suivants du Code du travail.

Le nombre total d'actions susceptibles d'être émises, en une ou plusieurs fois, en application de cette délégation, est plafonné à 1 % du capital social de la société en date de la présente Assemblée Générale.

Votre Conseil d'Administration vous propose, sur la base de son Rapport, de lui déléguer pour une période de vingt-six mois la compétence pour décider une ou plusieurs augmentations de capital et de renoncer à votre droit préférentiel de souscription aux titres de capital à émettre. Le cas échéant, il lui appartiendra de fixer les conditions définitives de cette opération.

Il appartient au Conseil d'Administration d'établir un Rapport conformément aux articles R. 225-113 et R. 225-114 du Code de commerce. Il nous appartient de donner notre avis sur la sincérité des informations chiffrées tirées des comptes, sur la proposition de suppression du droit préférentiel de souscription et certaines autres informations concernant l'émission, données dans ce Rapport.

Nous avons mis en œuvre les diligences que nous avons estimé nécessaires au regard de la doctrine professionnelle de la Compagnie nationale des Commissaires aux Comptes relative à cette mission. Ces diligences ont consisté à vérifier le contenu du Rapport du Conseil d'Administration relatif à cette opération et les modalités de détermination du prix d'émission des titres de capital à émettre.

Sous réserve de l'examen ultérieur des conditions de chaque augmentation de capital que le Conseil d'Administration viendrait à décider dans le cadre de cette délégation, nous n'avons pas d'observation à formuler sur les modalités de détermination du prix d'émission des titres de capital à émettre données dans le Rapport du Conseil d'Administration.

Le montant du prix d'émission n'étant pas fixé, nous n'exprimons pas d'avis sur les conditions définitives dans lesquelles la ou les augmentations de capital seraient réalisées et, par voie de conséquence, sur la proposition de suppression du droit préférentiel de souscription qui vous est faite.

Conformément à l'article R. 225-116 du Code de commerce, nous établirons un Rapport complémentaire, le cas échéant, lors de l'usage de cette autorisation par votre Conseil d'Administration.

Fait à Neuilly-sur-Seine, le 25 février 2009
Les Commissaires aux Comptes

PricewaterhouseCoopers Audit
Etienne Boris

Deloitte & Associés
Etienne Jacquemin

7.8. Responsable du document de référence et du Rapport Financier Annuel

Monsieur Christian Mulliez, Vice-Président Directeur Général Administration et Finances, par délégation du Directeur Général de L'Oréal, Monsieur Jean-Paul Agon.

7.9. Attestation du responsable du document de référence et du Rapport Financier Annuel

« J'atteste, après avoir pris toute mesure raisonnable à cet effet, que les informations contenues dans le présent document de référence sont, à ma connaissance, conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée.

J'atteste que, à ma connaissance, les comptes sont établis conformément aux normes comptables applicables et donnent une image fidèle du patrimoine, de la situation financière et du résultat de la société et de l'ensemble des entreprises comprises dans la consolidation, et que le Rapport de Gestion figurant en page 58 présente un tableau fidèle de l'évolution des affaires, des résultats et de la situation financière de la société et de l'ensemble des entreprises comprises dans la consolidation ainsi qu'une description des principaux risques et incertitudes auxquels elles sont confrontées.

J'ai obtenu des contrôleurs légaux des comptes une lettre de fin de travaux, dans laquelle ils indiquent avoir procédé à la vérification des informations portant sur la situation financière et les comptes données dans le présent document ainsi qu'à la lecture d'ensemble du document. »

Clichy, le 19 mars 2009

Par délégation du Directeur Général,

Christian Mulliez
Vice-Président, Directeur Général Administration et Finances.

Table des matières

Les deux tomes ci-dessous constituent le Document de Référence 2008 du Groupe L'Oréal qui a été déposé auprès de l'Autorité des Marchés Financiers conformément à l'article 212-13 du règlement général de l'Autorité des Marchés Financiers.

Tables de concordance du Document de référence

Afin de faciliter la lecture du Rapport Annuel déposé comme Document de référence, la table thématique suivante permet d'identifier les principales informations prévues par l'Annexe 1 du Règlement Européen n° 809/2004.

13. Prévisions ou estimations du bénéfice	**N/A**	**N/A**
14. Organes d'Administration et Direction Générale		
14.1 Renseignements relatifs aux membres du Conseil d'Administration et à la Direction Générale	1 2	07 103-113
14.2 Conflits d'intérêts	2	114
15. Rémunérations et avantages		
15.1 Montant de la rémunération versée et avantages en nature	2	74-78
15.2 Montant des sommes provisionnées ou constatées aux fins de versement de pension, retraite ou autres avantages	2	39-41
16. Fonctionnement des organes d'administration et de direction		
16.1 Date d'expiration des mandats actuels	2	103-113
16.2 Contrats de service liant les membres du Conseil d'Administration	2	114
16.3 Informations sur les Comités	1 2	18-19 115-117
16.4 Déclaration de conformité au régime de Gouvernement d'entreprise	2	100
17. Salariés		
17.1 Nombre de salariés	1 2	96-97 85
17.2 Participation et stock-options des mandataires sociaux	2	77, 103-113
17.3 Accord prévoyant une participation des salariés dans le capital	2	80, 82, 86-87, 91-92
18. Principaux actionnaires		
18.1 Actionnaires détenant plus de 5% du capital social ou des droits de vote	2	81
18.2 Existence de droits de vote différents	2	173
18.3 Contrôle de l'émetteur	2	81-82
18.4 Accord, connu de l'émetteur, dont la mise en œuvre pourrait entraîner, à une date ultérieure, un changement de contrôle	N/A	N/A
19. Opérations avec des apparentés	**2**	52, 114
20. Informations financières concernant le patrimoine, la situation financière et les résultats de la société		
20.1 Informations financières historiques	1 2	24-29 98, 184
20.2 Informations financières pro forma	1	29
20.3 Etats financiers	2	4-57, 132-158, 184
20.4 Vérification des informations financières historiques annuelles	2	186-188
20.5 Date des dernières informations financières	N/A	N/A
20.6 Informations financières intermédiaires et autres	N/A	N/A
20.7 Politique de distribution du dividende	1 2	31 160, 163, 165, 169-170
20.8 Procédures judiciaires et d'arbitrage	2	71
20.9 Changement significatif de la situation financière ou commerciale	2	183
21. Informations complémentaires		
21.1 Capital social	2	34-38,79-81
21.2 Acte constitutif et statuts	2	172-173
22. Contrats importants	**N/A**	**N/A**
23. Informations provenant de tiers, déclarations d'experts et déclarations d'intérêts	**2**	71
24. Documents accessibles au public	**2**	173, 180-182
25. Informations sur les participations	**2**	53-57, 154-157

Rapport Financier Annuel

Afin de faciliter la lecture du Rapport Financier Annuel, la table thématique suivante permet d'identifier les principales informations prévues par l'article L.451-1-2 du Code monétaire et financier.

Conception - Réalisation : Labrador 01 53 06 30 80

L'ORÉAL

Société Anonyme
au capital de 119 689 042 euros
632 012 100 R.C.S. Paris

Siège administratif:
41, rue Martre
92117 Clichy
Tél.: 01 47 56 70 00
Fax: 01 47 56 86 42

Siège social:
14, rue Royale
75008 Paris

www.loreal.com
www.loreal-finance.com


L'ORÉAL
Rapport Annuel 2008


L'ORÉAL
PROFESSIONNEL

KÉRASTASE
PARIS

REDKEN

MATRIX

L'ORÉAL
PARIS

GARNIER
Prends soin de toi.

MAYBELLINE
NEW YORK

SOFTSHEEN·CARSON

LANCÔME
PARIS

GIORGIO ARMANI
PARFUMS

YVES SAINT LAURENT

RALPH LAUREN

BIOTHERM

HR


shu uemura

Kiehl's
SINCE 1851

DIESEL

cacharel

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L'ORÉAL

Kate Winslet pour Trésor de LANCÔME

L'aventure **L'Oréal**

Inventer la beauté, telle est la vocation de L'Oréal. Depuis sa création par un chercheur, il y a un siècle, le groupe n'a cessé de croire en la recherche, de repousser les limites de la science et de la connaissance, de multiplier les innovations et les brevets, avec le goût de l'exploration et l'obsession de la qualité. La beauté est une aventure scientifique.

Rencontrer le rêve de bien-être de millions d'hommes et de femmes, telle est la quête infatigable de L'Oréal. En 100 ans, des générations de collaborateurs ont poursuivi cette fabuleuse aventure avec rigueur, imagination et énergie, affirmé la pertinence de son portefeuille de marques, des circuits de distribution dans les pays pour rendre la beauté, toutes les beautés accessibles à tous, partout dans le monde. La beauté est une aventure humaine.

Partager sa chance et son succès, tel est le vœu le plus cher de L'Oréal un siècle après sa création. La célébration de son centenaire sera à l'image du groupe et de son histoire, conviviale, généreuse, ouverte sur les autres. Un nouveau siècle commence pour L'Oréal, un siècle d'engagement pour rendre le monde toujours plus beau.

1er groupe cosmétique mondial

130 pays

23 marques internationales[(1)]

67 500 collaborateurs

17,5 milliards d'euros de chiffre d'affaires en 2008

628 brevets déposés en 2008

(1) Marques qui réalisent un chiffre d'affaires annuel supérieur à 50 millions d'euros.

Avec une gouvernance solide, fidèle à ses valeurs, L'Oréal poursuit sa route

Il y a un an, je vous disais que nous abordions 2008 avec confiance. C'était méconnaître la force et la dimension d'une crise économique qui n'a épargné aucun secteur de la vie économique.

Pourtant, au cœur de cette tempête, L'Oréal garde le cap et renforce encore son leadership mondial. Le groupe confirme ses investissements dans la recherche, soutient activement le développement de ses marques et poursuit sa mondialisation. S'inscrivant résolument dans le long terme, il respecte les contraintes du présent tout en se consacrant prioritairement à la préparation du futur.

Si la croissance du chiffre d'affaires a ralenti en 2008, elle est restée d'un bon niveau eu égard à l'environnement et les résultats ont continué de progresser malgré les vents contraires des monnaies et des prix des matières premières. La structure du bilan est extrêmement saine.

Cette performance traduit à la fois la formidable capacité de résistance du groupe et la qualité du management de Jean-Paul Agon et de ses équipes.

La fidélité de nos actionnaires est un atout

Convaincus que la confiance et la fidélité de nos actionnaires sont une condition essentielle pour mener cette stratégie de long terme, nous sommes particulièrement attachés à la continuité de notre politique de dividendes.

La proposition faite à l'Assemblée Générale de verser un dividende de 1,44 euro par action exprime ainsi notre confiance dans la solidité de L'Oréal, ainsi qu'un juste souci d'équilibre.

"L'Oréal garde le cap et renforce encore son leadership mondial."

Au moment où L'Oréal s'apprête à fêter ses cent ans, le Conseil d'Administration a également souhaité proposer à l'Assemblée Générale une résolution permettant la distribution d'un dividende majoré de 10% à tous les actionnaires inscrits au nominatif depuis au moins deux ans et ce, dès la distribution de l'année 2012, dans la limite de 0,5% du capital.
Nous pensons que dans une période de turbulences, promouvoir la stabilité est un geste moderne dans l'intérêt de l'ensemble des actionnaires.

Soucieux de l'amélioration continue de la gouvernance

J'ai souvent exprimé ici le souci d'être attentif à l'évolution des bonnes pratiques dans le domaine de la gouvernance, et la volonté de progresser constamment.

L'ensemble des comités d'études, c'est-à-dire le Comité des Rémunérations ainsi que le Comité des Nominations, le Comité d'Audit et le Comité Stratégies et Réalisations ont préparé les délibérations du Conseil de manière approfondie.

Le Conseil d'Administration a pris connaissance des recommandations de l'AFEP et du MEDEF sur la rémunération des dirigeants mandataires sociaux des sociétés cotées. Le Conseil considère que ces recommandations s'inscrivent dans la démarche de gouvernement d'entreprise de la société. Le Code de l'AFEP et du MEDEF ainsi complété est celui auquel se réfère la société.

Les administrateurs de L'Oréal, personnalités aux profils et expériences très divers, sont présents et impliqués. Vigilants, ils suivent étroitement l'ensemble des activités et des métiers; ils participent activement à l'examen de la stratégie du groupe, comme cela a été le cas pour l'acquisition majeure d'Yves Saint Laurent Beauté, une opportunité exceptionnelle qui fait de L'Oréal le numéro 1 du luxe dans son circuit de distribution.

Le Conseil s'est aussi penché sur les conséquences de la crise financière sur le marché cosmétique et a en particulier validé la stratégie de soutien puissant aux marques, pour alimenter la croissance des positions du groupe.


"Le centième anniversaire
de L'Oréal est un symbole
de continuité et de confiance."

Approfondir nos valeurs

En 2008, L'Oréal a également progressé dans ses dimensions extra-financières et notamment dans l'expression de ses valeurs.

La Fondation d'entreprise L'Oréal, qui a été créée il y a un an, a amplifié ses actions. Son programme phare, "Pour les Femmes et la Science", a fêté ses 10 ans. En une décennie, il s'est construit pas à pas pour devenir une référence mondiale dans son domaine. C'est une immense fierté pour tous ceux qui y ont cru dès ses débuts et l'ont accompagné avec l'ambition d'apporter une contribution utile aux femmes et à la science.

Par ailleurs, L'Oréal développe son action dans d'autres domaines : l'éthique notamment, où le groupe s'est doté d'une nouvelle charte plus explicite, mais aussi la diversité des équipes parfaitement bien ancrée au cœur des pratiques de l'entreprise. Ses actions dans ce domaine sont d'ailleurs largement reconnues au niveau international. Enfin, L'Oréal poursuit ses efforts, entamés depuis de nombreuses années, pour être toujours plus respectueux de l'environnement.

Excellence, respect, intégrité. Ces valeurs, qui sont celles de L'Oréal depuis toujours, sont le socle de l'entreprise. Elles sont au cœur de la relation que le groupe entretient avec toutes les parties prenantes. Elles soutiennent notre vision à long terme, nécessaire dans une période aussi perturbée.

Ouvrir un nouveau siècle de beauté

Le groupe a déjà traversé des tempêtes. Le navire n'a jamais pris l'eau.

L'Oréal dispose de nombreux atouts :

L'Oréal peut s'appuyer sur la richesse unique de son portefeuille de marques, le plus complet de l'industrie ; sur l'inventivité de sa recherche, la plus puissante du secteur ; sur la qualité de ses équipes internationales, stimulées par l'adversité du moment et animées d'un formidable esprit de conquête. Enfin le groupe dispose d'une structure financière extrêmement solide.

La force de ses convictions a permis à notre entreprise de parcourir brillamment un premier siècle. Le centième anniversaire de L'Oréal, que nous fêtons cette année, est un symbole de continuité et de confiance. Continuité de notre modèle, confiance dans nos dirigeants et dans notre capacité à nous réinventer chaque jour.

Les équipes de L'Oréal partagent une même culture qui s'est forgée depuis un siècle autour de la quête permanente de l'innovation, du goût de l'excellence, de la passion des talents et de la diversité, du sens de l'ouverture au monde.

Je souhaite exprimer en mon nom, et aussi au nom du Conseil d'Administration, ma confiance dans la capacité de L'Oréal à ouvrir avec succès un nouveau siècle de beauté.

Sir Lindsay Owen-Jones
Président

Dans un contexte difficile, L'Oréal résiste bien, poursuit sa progression, et prépare l'avenir

En 2008, dans un environnement difficile, L'Oréal a bien résisté et continué de progresser tant en chiffre d'affaires qu'en bénéfice net par action et en parts de marché.

La croissance annuelle des ventes s'est établie à + 3,1 % à données comparables et à + 6,6 % à taux de change constants en incluant l'acquisition d'Yves Saint Laurent Beauté, soit un rythme supérieur à celui du marché cosmétique. La part de marché mondiale de L'Oréal a continué de progresser pour atteindre 15,8 %[1].

Le groupe a globalement renforcé ses positions même si le ralentissement des marchés nous a affectés du fait de notre surexposition à des métiers plus sensibles à la conjoncture comme le luxe ou les salons de coiffure, mais aussi de notre poids élevé dans des catégories dans lesquelles les réductions d'inventaires ont été plus sensibles comme le maquillage, la coloration et les parfums.

Evolution différenciée des divisions

La Division Produits Grand Public a progressé plus vite que son marché avec de fortes croissances qui construisent l'avenir dans la zone Reste du monde. Elle a particulièrement bien performé sur les marchés stratégiques du soin et du maquillage.

Handicapée par les difficultés de ses circuits de distribution, la Division Produits de Luxe a été plus impactée par la conjoncture. L'événement de l'année est l'acquisition stratégique d'Yves Saint Laurent Beauté qui complète idéalement le portefeuille de marques de la division, avec notamment Yves Saint Laurent, marque mythique mondiale. Cette acquisition permet à la division de devenir numéro 1 de la cosmétique de luxe dans sa distribution.

Dans un circuit qui est le premier touché par les ralentissements économiques, car plus sensible à la psychologie ambiante, la Division Produits Professionnels a de nouveau renforcé son leadership mondial grâce à son incomparable expertise technique et son portefeuille optimal de marques, adapté aux besoins de tous les salons.

La Division Cosmétique Active a continué de progresser au niveau mondial dans un circuit moins porteur que les années précédentes.

The Body Shop, marque positionnée sur les courants les plus contemporains – le naturel, le respect de l'environnement, l'éthique – a bien résisté malgré sa forte présence sur les marchés anglais et américains, où la distribution a souffert, particulièrement au cours du dernier trimestre.

Enfin, Galderma, leader mondial en dermatologie, a réalisé une année exceptionnelle, avec une forte croissance de son chiffre d'affaires et de sa rentabilité, et l'intégration réussie de son acquisition Collagenex.

Fortes progressions dans la zone Reste du monde

En Amérique du Nord, où la crise a sévèrement impacté consommateurs et distributeurs, le groupe a tenu ses positions, maintenu ses moyens publipromotionnels et fini l'année dans les meilleures conditions possibles pour préparer 2009. L'Amérique du Nord rebondira comme elle l'a toujours fait et repartira en croissance. Nous serons là pour en profiter.

En Europe de l'Ouest, nous avons bien tenu nos parts de marché. Si nous avons été handicapés par le ralentissement économique en France et en Espagne où nos positions sont historiquement très fortes, nous avons en revanche bien progressé dans les pays anglo-saxons et les pays du Nord.

Enfin, nous avons continué notre forte progression dans la zone Reste du monde avec des conquêtes spectaculaires en Europe de l'Est et en Asie, comme en Chine où L'Oréal est devenu cette année numéro 1 en soin de la peau, tous circuits confondus. En Amérique latine, notre croissance a été handicapée par des difficultés temporaires au Brésil qui se sont résolues progressivement. Enfin, nos affaires dans la zone Afrique, Orient, Pacifique ont été regroupées sous un commandement unique afin d'accélérer la croissance et d'attaquer de nouveaux marchés.

(1) Hors savons, dentifrices et rasoirs. 2008 estimations provisoires avec YSL Beauté en année pleine. Source : estimations L'Oréal.



Bonne résistance de l'exploitation

Dans une année d'adversité maximale – effets monétaires négatifs, hausse du prix des matières premières, ralentissement des marchés, difficultés majeures en Amérique du Nord – notre exploitation a bien tenu et nous avons renforcé nos moyens moteurs.

Grâce aux progrès spectaculaires réalisés dans le domaine des achats et de la productivité, la marge brute a résisté malgré la hausse importante du prix des matières premières.

Nos dépenses de Recherche et Développement, qui sont plus que jamais une des priorités stratégiques du groupe, ont progressé comme le chiffre d'affaires. Le groupe a déposé 628 brevets en 2008, un record absolu.

Nous avons renforcé nos investissements publipromotionnels, en particulier au deuxième semestre, afin de soutenir nos marques et ce, malgré l'aggravation de la conjoncture. L'Oréal était devenu en 2007 le troisième annonceur mondial ; ses parts de voix ont encore progressé en 2008.

Enfin, à taux et périmètre comparables, les frais commerciaux et administratifs ont été pratiquement stables en pourcentage du chiffre d'affaires.

Au total, le résultat net hors éléments non récurrents a progressé de +1,2 %, le bénéfice net par action de +3,8 % à données publiées et de +6,8 % à taux de change constants.

Progression dans tous les domaines

En 2008, L'Oréal a poursuivi ses progressions dans tous les domaines qui constituent les piliers de la réussite d'une entreprise moderne.

En matière de Ressources Humaines, le lancement du programme "L'Oréal & Me", qui a pour objectif de construire une politique claire, transparente et unifiée à travers le monde en matière de recrutement, d'intégration, de formation, de rémunération et de développement de carrière, vient confirmer notre ambition d'être une entreprise où il fait bon travailler.

Nous avons continué et amplifié nos actions dans tous les domaines du développement durable comme la protection de l'environnement ou la promotion de l'éthique et de la diversité, pour inscrire L'Oréal comme une société véritablement "citoyenne du monde". Le groupe a d'ailleurs été classé par un jury indépendant parmi les 100 entreprises les plus durables au monde.

Enfin, la Fondation L'Oréal a développé son activité dans ses trois domaines prioritaires, l'éducation, la science et la solidarité, avec, en particulier, l'organisation du dixième anniversaire du programme "Pour les Femmes et la Science" en partenariat avec l'Unesco qui a récompensé jusqu'à ce jour 52 lauréates et 619 boursières venant de 85 pays et des 5 continents.

2009 : réalisme, confiance, volontarisme

Nous abordons l'année 2009 avec réalisme, confiance et volontarisme.

Réalisme car l'environnement économique sera encore très difficile. Nous y sommes préparés.

Confiance également. D'abord parce que les marchés cosmétiques ont toujours démontré une certaine capacité de résistance en temps de crise, même si celle-ci sera probablement très variable selon les catégories et les circuits. Confiance aussi parce que le groupe dispose d'un portefeuille de marques diversifiées et complémentaires tout à fait exceptionnel, bien armé pour traverser la crise, avec des potentiels d'expansion considérables en termes de parts de marché, d'extensions à de nouvelles catégories et d'expansion géographique. Confiance enfin, parce que les fondamentaux de L'Oréal sont sains et solides et que notre situation financière est robuste.

Mais aussi volontarisme, pour faire tourner à plein régime chacun des cylindres du moteur de L'Oréal en recherchant de façon pragmatique toutes les manières d'adapter la stratégie et le modèle à cette période de crise afin de saisir toutes les opportunités.

"L'Oréal est très diversifié en termes de marques, de circuits et de pays. Nous allons en jouer pour saisir toutes les opportunités."

L'innovation, notre meilleure arme anticrise

Les laboratoires de L'Oréal sont mobilisés pour créer les innovations les plus spectaculaires qui feront véritablement la différence.

En lançant dans plusieurs de nos marques des lignes de produits à prix plus accessibles, nous couvrirons non seulement tous les circuits de distribution mais aussi tous les segments de prix. Nous pourrons ainsi nous adresser à tous les consommateurs en captant des clientèles que nous ne touchions pas jusqu'alors.

De même, nous intensifierons la présence de nos marques dans des catégories comme le coiffage, les soins du corps ou les produits pour homme où nous avons encore des parts de marché importantes à conquérir.

Nous optimiserons nos moyens moteurs en les recentrant sur les investissements publipromotionnels démontrés comme les plus efficaces et les plus productifs.

Accélérer notre expansion géographique

Nous sommes également déterminés à accélérer notre expansion géographique. D'une part, en intensifiant nos conquêtes dans les marchés nouveaux où nous sommes déjà présents et où la croissance de la consommation devrait continuer à être positive. D'autre part, en accélérant notre implantation dans des marchés où nous n'avons pas ou peu aujourd'hui d'activité et qui offrent un très grand potentiel pour nos marques, comme les pays du Proche et du Moyen-Orient, les pays d'Afrique ou le Pakistan.

Enfin, nous nous adaptons à cet environnement de crise en faisant tous les gestes nécessaires pour optimiser l'exploitation et les coûts. Nous sommes très offensifs dans la réduction du coût des ventes à travers l'optimisation de l'outil industriel, la maximalisation des économies sur les achats et la poursuite des efforts de productivité. Nous avons également pris des mesures importantes concernant les frais administratifs et commerciaux. Dans le cadre de notre politique de "restructuration permanente" mais sur un mode accéléré, nous travaillons dans tous les départements de l'entreprise à rendre nos organisations plus efficaces et réactives, à mutualiser les services et optimiser les process.

Notre chance est que L'Oréal est très diversifié en termes de marques, de circuits et de pays. Nous allons pouvoir en jouer pour saisir toutes les opportunités. C'est ce qui nous rend confiants dans la capacité du groupe à traverser avec succès cette conjoncture économique adverse et même à en sortir renforcés.

Toutes les équipes de L'Oréal, que je tiens à féliciter pour leur formidable engagement, sont déterminées à faire en sorte, quelles que soient les conditions économiques, que L'Oréal continue ses progressions et accentue son leadership sur le marché mondial des cosmétiques.

En cette année du centenaire de L'Oréal, nous croyons plus que jamais dans le sens de l'aventure L'Oréal et dans notre mission : offrir aux consommateurs du monde entier le meilleur de la qualité dans chaque catégorie, dans chaque circuit, à chaque niveau de prix, pour satisfaire tous les besoins et toutes les envies de beauté dans leur infinie diversité.

Jean-Paul Agon
Directeur Général

Conseil d'Administration

COMPOSITION AU 31 DÉCEMBRE 2008.

Sir Lindsay Owen-Jones[1]
62 ans. De nationalité britannique. Entré dans le groupe L'Oréal en 1969. Au cours d'une carrière internationale, Directeur Général de L'Oréal Italie de 1978 à 1981 et Président (CEO) de L'Oréal USA de 1981 à 1984. Nommé Vice-Président-directeur général en 1984, Président-directeur général en 1988, **Président du Conseil d'Administration depuis le 25 avril 2006.** Administrateur de L'Oréal depuis 1984, son mandat ayant été renouvelé en 2006. Administrateur et Président de la Fondation d'entreprise L'Oréal. Administrateur de Sanofi-Aventis et de Ferrari (Italie). Vice-Président du Conseil d'Administration d'Air Liquide.

Jean-Paul Agon
52 ans. Entré dans le groupe L'Oréal en 1978. Au cours d'une carrière internationale, Directeur Général Produits Grand Public en Grèce, de L'Oréal Paris en France, Directeur International de Biotherm, Directeur Général de L'Oréal Allemagne, Directeur Général de la zone Asie, Président et CEO de L'Oréal USA. Nommé Directeur Général adjoint de L'Oréal en 2005 puis **Directeur Général** en avril 2006. Administrateur de L'Oréal depuis 2006. Administrateur de la Fondation d'entreprise L'Oréal.

Jean-Pierre Meyers[2] [4] [6]
60 ans. Administrateur de L'Oréal depuis 1987, son mandat ayant été renouvelé en 2005, **Vice-Président du Conseil d'Administration.** Administrateur de Nestlé SA (Suisse).

Peter Brabeck-Letmathe[2] [4]
64 ans. De nationalité autrichienne. Dans le groupe Nestlé depuis 1968, nommé Directeur Général en 1992, puis Administrateur délégué (CEO) de Nestlé SA (Suisse) en 1997, Vice-Président du Conseil d'Administration en 2001 et Président en 2005. Administrateur de L'Oréal depuis 1997, son mandat ayant été renouvelé en 2005, **Vice-Président du Conseil d'Administration.** Vice-Président du Conseil d'Administration de Crédit Suisse Group (Suisse), administrateur de Roche Holding (Suisse) et de Delta Topco Limited (Jersey).

Liliane Bettencourt[2]
Fille d'Eugène Schueller, le fondateur de L'Oréal il y a un siècle. Administrateur de L'Oréal depuis 1995, son mandat ayant été renouvelé en 2007.

Françoise Bettencourt Meyers
55 ans. Fille de Madame Bettencourt. Administrateur de L'Oréal depuis 1997, son mandat ayant été renouvelé en 2005.

Werner Bauer
58 ans. De nationalité allemande. Dans le groupe Nestlé depuis 1990, nommé Directeur Général en 2002. Administrateur de L'Oréal depuis 2005. Administrateur d'Alcon (Suisse).

Francisco Castañer Basco[2] [6]
64 ans. De nationalité espagnole. Dans le groupe Nestlé depuis 1964, nommé Directeur Général en 1997. Administrateur de L'Oréal depuis 1998, son mandat ayant été renouvelé en 2006. Administrateur et Vice-Président d'Alcon (Suisse).

Charles-Henri Filippi[5]
56 ans. De 1979 à 1987 au service de l'Etat. Depuis 1987 au CCF, devenu HSBC France en 2000. Directeur Général en 1995, membre du Comité Exécutif du groupe de 2001 à 2004, Président-directeur général de HSBC France de 2004 à 2007 et Président du Conseil d'Administration de septembre 2007 à décembre 2008. Président d'Alfina. Administrateur de L'Oréal depuis 2007[7]. Administrateur de France Telecom, membre du Conseil de Surveillance d'Euris et Censeur de Nexity.

Xavier Fontanet
60 ans. Nommé Directeur Général d'Essilor en 1991, Vice-Président-directeur général en 1995, Président-directeur général depuis 1996. Administrateur de L'Oréal depuis 2002, son mandat ayant été renouvelé en 2006. Administrateur de Crédit Agricole SA.

Bernard Kasriel[2] [3]
62 ans. De 1970 à 1975 à l'Institut du développement industriel. Directeur Général de Braud de 1972 à 1974. Directeur Général adjoint de la Société phocéenne de métallurgie de 1975 à 1977. Entré chez Lafarge en 1977, nommé Directeur Général adjoint en 1982. Après avoir été détaché aux Etats-Unis de 1987 à 1989, nommé Vice-Président-directeur général de 1989 à 2003 puis Directeur Général de 2003 à 2005. Administrateur de L'Oréal depuis 2004, son mandat ayant été renouvelé en 2008. Administrateur de Lafarge, d'Arkema et de Nucor (Etats-Unis). Associé, membre du Directoire de LBO France.

Marc Ladreit de Lacharrière
68 ans. Membre de l'Institut. Chez L'Oréal de 1976 à 1991, ancien Vice-Président en charge de la Direction Générale de l'Administration et des Finances, Directeur Général adjoint du groupe de 1984 à 1991. Président-directeur général de Fimalac. *Chairman* de Fitch (Etats-Unis). Administrateur de L'Oréal depuis 1984, son mandat ayant été renouvelé en 2006. Administrateur de la Fondation d'entreprise L'Oréal. Administrateur de Renault et de Casino.

Annette Roux
66 ans. Entrée chez Bénéteau en 1964, Président-directeur général de 1976 à 2005, Vice-Président du Conseil de Surveillance depuis. Administrateur de L'Oréal depuis 2007. Président de la Fondation d'entreprise Bénéteau. Président de la Fédération des industries nautiques.

Louis Schweitzer
66 ans. Entré chez Renault en 1986, Président-directeur général de 1992 à 2005, Président du Conseil d'Administration depuis (le renouvellement du mandat d'administrateur n'étant pas demandé en 2009). Président du Conseil d'Administration d'AstraZeneca (Royaume-Uni). Président du Conseil de Surveillance du groupe Le Monde. Administrateur de L'Oréal depuis 2005. Administrateur de BNP Paribas, Veolia Environnement et AB Volvo (Suède). Membre du Conseil consultatif d'Allianz AG (Allemagne).

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(1) Président du Comité Stratégie et Réalisations.
(2) Membre du Comité Stratégie et Réalisations.
(3) Président du Comité des Nominations et du Comité des Rémunérations.
(4) Membre du Comité des Nominations et du Comité des Rémunérations.
(5) Président du Comité d'Audit.
(6) Membre du Comité d'Audit.
(7) Monsieur Filippi a été coopté en novembre 2007 et nommé en 2008 pour la durée restant à courir du mandat de son prédécesseur, soit jusqu'en 2010.

Le mandat d'administrateur de L'Oréal, renouvelable, a une durée statutaire de quatre ans. Les administrateurs détiennent chacun un minimum de 1 000 actions L'Oréal. La liste complète des fonctions des administrateurs figure, conformément à la Loi, dans le Rapport du Président du Conseil d'Administration (tome 2 du Document de Référence).

Comité de Direction

1 Jean-Paul Agon
Directeur Général

2 Jean-François Grollier
Vice-Président
Directeur Général Recherche et Développement

3 Laurent Attal
Directeur Général
Zone Amérique du Nord

4 Joseph Bitton
Directeur Général Zone Amérique latine

5 Brigitte Liberman
Directrice Générale Cosmétique Active

6 Jean-Jacques Lebel
Vice-Président
Directeur Général Produits Grand Public

7 Jochen Zaumseil
Directeur Général Zone Asie



4
2
3
5
6
7
1

8 Jean-Philippe Blanpain
Directeur Général Opérations

9 Béatrice Dautresme
Vice-Présidente
Directrice Générale Communication
et Relations Extérieures

10 Geoff Skingsley
Vice-Président
Directeur Général Ressources Humaines

11 Marc Menesguen
Vice-Président
Directeur Général Produits de Luxe

12 Nicolas Hieronimus
Directeur Général Produits Professionnels

13 Christian Mulliez
Vice-Président
Directeur Général Administration
et Finances


8
9
10
11
12
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Depuis un siècle, L'Oréal s'est engagé dans l'aventure de la beauté.
Une quête d'innovation soutenue par des efforts constants de recherche.
Une quête du monde et de ses cultures pour répondre aux aspirations de beauté du monde entier.
Une quête d'excellence à travers des produits toujours plus performants et plus créatifs.
Une quête de sens, qui harmonise croissance économique et principes éthiques, et donne une mission à L'Oréal : contribuer à rendre le monde plus beau.

100 ans d'inspiration l'aventure

Repousser les limites de la connaissance

En 1909, Eugène Schueller, chimiste et entrepreneur, crée la Société des Teintures Inoffensives pour Cheveux, qui prendra le nom de L'Oréal en 1939. Considérant le cheveu comme un objet d'étude scientifique, il invente les premiers produits de coloration qui vont révolutionner l'industrie de la beauté.
Dès 1960, son successeur, François Dalle, étoffe et structure les laboratoires. Il crée avec Charles Zviak, alors Vice-Président en charge de la Recherche puis Président de L'Oréal en 1984, une recherche fondamentale capable de fabriquer ses propres molécules. C'est le début des sciences du vivant. Sous l'impulsion de Sir Lindsay Owen-Jones puis de Jean-Paul Agon, d'importants investissements humains et financiers décuplent le potentiel d'innovation de la recherche. Le développement spectaculaire de la biologie et des "biotech" créent de grandes avancées, par exemple la peau reconstruite. La cosmétique verte fait son apparition. Par ailleurs, la recherche se mondialise. Les laboratoires de formulation et d'évaluation présents sur toute la planète permettent d'acquérir une expertise unique des peaux et cheveux du monde.

Anticiper tous les besoins

L'Oréal a toujours eu le don de créer des marques fortes, ancrées dans son histoire et qui font rêver le monde entier. Des acquisitions ciblées lui ont permis d'enrichir son portefeuille tout au long du siècle.
Aujourd'hui, le groupe possède le capital inestimable d'une vingtaine de marques internationales qui couvrent tous les segments de la cosmétique et englobent tous les circuits de distribution.
Leur notoriété et leur succès durables reposent sur une très forte culture du produit, un des points forts de L'Oréal. La "débanalisation" prônée par François Dalle, rebaptisée valorisation, joue un rôle prépondérant dans la réussite. Elle signifie plus d'originalité, plus de qualité, plus de nouveauté et une supériorité technique indiscutable.
Ce portefeuille de marques couvre l'ensemble des territoires de la beauté. Chacune a une origine, une personnalité, une approche différente. Leur diversité répond à toutes les aspirations des consommateurs et résonne avec toutes les cultures. Les marques expriment la volonté de L'Oréal de respecter toutes les beautés du monde.



Dès 1907, Eugène Schueller crée ses premières formules de teintures pour cheveux, baptisées "Oréal", à base de composés chimiques inoffensifs.


DOP DOP DOP

Eugène Schueller a l'idée en 1951 de conditionner de petites doses de shampooing dans une enveloppe transparente. Les berlingots Dop remportent un succès fulgurant.






et de création, de la beauté continue



Conquérir le monde en le respectant

Présent dans 130 pays, L'Oréal rayonne sur les cinq continents. En un siècle la petite affaire française est passée de l'internationalisation à la mondialisation. Après les débuts héroïques des pionniers, c'est François Dalle qui bâtira le "Grand L'Oréal" dont le fondateur rêvait. Puis c'est le début de la mondialisation, un développement spectaculaire orchestré par Sir Lindsay Owen-Jones et poursuivi par Jean-Paul Agon.
La conquête géographique s'appuie sur une profonde compréhension des marchés. La capacité à "saisir ce qui commence", l'attitude de curiosité et de connaissance des collaborateurs se sont développées avec la conquête des territoires. L'Oréal peut désormais offrir des produits qui répondent aux besoins du monde entier. Des acquisitions de marques locales permettent de mieux s'implanter dans un pays. L'expansion internationale va profondément enrichir les savoirs du groupe et L'Oréal adopte les meilleures pratiques des quatre coins de la planète dans tous les domaines.

Exceller et se dépasser

L'amour du travail bien fait et le goût de l'effort se sont transmis de génération en génération. La culture de l'excellence et du dépassement fait partie des gènes de L'Oréal.
L'Oréal est une affaire où l'humain a toujours joué un rôle prépondérant. Une volonté des dirigeants qui ont tous mis l'accent sur la richesse humaine de l'entreprise et la recherche des talents qu'elle implique. L'entreprise embauche les meilleurs candidats d'un bout du monde à l'autre, des hommes et des femmes différents avec en commun l'esprit "d'entreprise". Le désir d'enrichir l'expérience de ses collaborateurs, de veiller à leur formation, de les faire progresser dans leurs carrières fait aussi partie des missions de L'Oréal depuis toujours.
Enfin, la diversité des équipes, a profondément marqué l'entreprise. Elle lui communique sa puissance, son ouverture d'esprit, sa richesse culturelle. Aujourd'hui, L'Oréal est un véritable "melting pot" dont l'ambition est d'incarner une éthique exemplaire et de rayonner au travers de projets citoyens et d'engagements envers la société.

Ouverture en septembre 2005 d'un nouveau centre de recherche à Pudong (Chine).


L'OREAL
欧莱雅中国研发中心开幕典礼
L'OREAL Research Center China Opening Ceremony

Equipe marketing GARNIER (France).




INOFFENSIF
ORÉAL
COULEUR
VIOLEUR

1909
Eugène Schueller crée le 30 juillet la Société Française de Teintures Inoffensives pour les Cheveux, qui deviendra plus tard L'Oréal.


L'ORÉAL
d'Or pour Blondes

1925
L'Oréal d'Or, un produit éclaircissant inédit, qui donne des reflets dorés aux cheveux et rend les blonds bien plus naturels.

1909

1929
Après avoir déposé un brevet autour d'un colorant à pénétration rapide, les paradiamines, Eugène Schueller lance Imédia en 1929, qui connaît un succès immédiat et fulgurant.


AMBRE SOLAIRE
huile filtrante


DOP
LAVE ET EMBELLIT LES CHEVEUX


IMÉDIA


LA NOUVELLE TEINTURE DE L'ORÉAL
permettant l'indéfrisable

1929
Les stars de Hollywood lancent la mode du blond. Chez les coiffeurs, la poudre décolorante L'Oréal Blanc fait fureur auprès des élégantes.

1934
Dop est le premier shampooing "moderne" pour le grand public : une formule prête à l'emploi mais aussi le symbole d'une nouvelle hygiène dans les familles françaises.

1935
Création de l'huile protectrice Ambre Solaire, juste avant les premiers congés payés en 1936.


MONSAVON
MONSAVON
au lait

1942
Eugène Schueller met au point une tour de brassage qui réalise la fabrication en continu du savon. Ce procédé de saponification va vite séduire toute l'industrie savonnière.


DOP

1947
Le Crochet Dop va sillonner la France jusqu'en 1957 et réunir jusqu'à 50 000 personnes par jour. La foule vote pour le meilleur chanteur en criant "Dop, Dop, Dop, il est adopté par Dop !"


Enfants Propres
MONSAVON DOP

1954
L'hygiène est le grand combat d'Eugène Schueller. Il lance de grandes campagnes de sensibilisation dans les écoles primaires : les "Journées des Enfants Propres".

1954
L'Oréal prend des positions dans le circuit des pharmacies, en signant des accords techniques avec Vichy, qui sera définitivement racheté en 1980.


COSMAIR Inc.

1954
L'Oréal traverse l'Atlantique, Cosmair devient l'agent exclusif des produits de coiffure L'Oréal aux Etats-Unis.


Toujours bien coiffée
Cheveux souples
Toucher agréable
Elnett
Elnett
CRÉATION DE L'ORÉAL

1960
La "déesse d'or" : naissance de la laque Elnett, enfin une fixation souple de la coiffure, et un toucher soyeux des cheveux !


L'ORÉAL
L'ORÉAL

1963
Consécration d'un développement spectaculaire et solide, L'Oréal est coté à la Bourse de Paris.


Printemps
LANCÔME
Nouveaux coloris
Des coloris inédits surgissent, la beauté se fait plus belle, plus jeune encore. C'est le renouveau de la mode, le printemps Lancôme.

1964
Acquisition de Lancôme qui incarne déjà dans le monde entier l'élégance et le goût français.


BIOTHERM

1970
Acquisition de Biotherm qui se positionne sur une approche biologique du soin de la peau en exploitant le pouvoir régénérant des sources thermales.


ELSEVE
shampooing

1972
Grâce à Elsève, le shampooing devient un véritable embellisseur.



1982
Breveté par la Recherche L'Oréal en 1982, le Mexoryl SX, anti-UVA ultrapuissant, révolutionne la protection solaire.


Anaïs Anaïs
Le premier parfum de Cacharel
(cacharel)

1978
Cacharel confie à L'Oréal le soin de développer son premier parfum. Anaïs Anaïs s'installe au sommet des ventes mondiales de parfums, pour de nombreuses années.


L'ORÉAL
PLÉNITUDE

1982
L'Oréal crée une nouvelle gamme pour le soin du visage, Plénitude. Sa vocation : offrir aux femmes le meilleur de la technologie, des actifs inédits et des textures originales, à un prix accessible.


NIOSÔME
L'UNIQUE
LANCÔME

1986
Première crème anti-âge, Niosôme fait entrer Lancôme dans l'ère du soin très haute technologie.




Trésor
LANCÔME
PARIS

1990
Lancôme lance Trésor, qui devient le parfum le plus vendu au monde et figure toujours aujourd'hui parmi les premiers parfums mondiaux.


ACQUA DI GIO
ACQUA DI
GIO
GIORGIO ARMANI

1996
Sobre et sophistiqué, Acqua di Giò est un succès éblouissant : il est jusqu'à aujourd'hui numéro 1 mondial des parfums pour hommes.

1996
Dans son flacon vert fluo, Fructis des Laboratoires Garnier fait l'effet d'un raz-de-marée dans les linéaires de la grande distribution. Sa réussite va faire de Garnier une marque mondiale.



2000
L'Institute for Ethnic Hair and Skin Research de L'Oréal est le premier centre dont les recherches sont spécifiquement dédiées à l'étude de la peau et du cheveu ethniques.

2009


L'ORÉAL
VITA LIFT

2004
Pour la première fois en grande distribution, Men Expert de L'Oréal Paris propose aux hommes une gamme de soins avancés, adaptés à chaque problème de peau.


YVES SAINT LAURENT

2008
Avec le rachat d'YSL Beauté, L'Oréal consolide sa position de leader mondial de la beauté.


L'ORÉAL
L'ORÉAL

DÉVELOPPEMENT DURABLE

DES ENGAGEMENTS CONCRETS POUR UNE CROISSANCE RESPONSABLE



Pour être durable, la croissance de L'Oréal doit être exemplaire et profiter à tous : consommateurs, collaborateurs, fournisseurs, distributeurs, actionnaires et communautés. Elle est bâtie sur les valeurs fondatrices du groupe – respect, intégrité, excellence – ancrées dans la réalité quotidienne de tous ses métiers. Engagé à assumer toutes les responsabilités d'un leader, L'Oréal mène des actions concrètes et mesurables pour contribuer à un monde plus respectueux, plus beau.

Huit engagements pour une croissance durable

Pour L'Oréal, il ne peut exister de convictions fortes sans engagements concrets. Cette rubrique du Rapport Annuel a pour objectif de rappeler les grands principes de la démarche développement durable du groupe. Elle propose d'abord un éclairage sur les huit engagements forts de L'Oréal pour une croissance durable, puis présente ses actions dans les domaines du gouvernement d'entreprise, de l'éthique, du mécénat et de la protection de l'environnement.

D'autres chapitres abordent différentes réalisations de L'Oréal en termes de développement durable. Certaines actions en faveur de la diversité et de la solidarité sont présentées dans la partie Ressources Humaines (pages 94 à 97). Des avancées en matière d'innovation durable et responsable sont évoquées dans la partie consacrée à la Recherche et Développement (pages 88 à 91), ainsi que dans la partie dédiée aux Opérations (pages 92 et 93). Enfin, un encadré "Engagements" illustre une action concrète de chaque division opérationnelle (rubrique Activités, pages 38 à 71).

Gouvernance d'entreprise

Le Conseil d'Administration de L'Oréal est attaché à la qualité du gouvernement d'entreprise, attentif à l'évolution des bonnes pratiques en la matière et soucieux de progresser constamment.

Modèle économique

En tant que groupe international, L'Oréal s'engage à assurer une croissance créatrice de valeur pour le plus grand nombre d'acteurs participant à sa réussite. Dans un environnement rendu très difficile en 2008 par la crise économique, le modèle économique de L'Oréal, basé sur l'innovation, la qualité et la mondialisation, a démontré sa résistance.

Environnement, hygiène et sécurité

En termes de performance environnementale, L'Oréal vise l'excellence. La politique du groupe est de réduire son impact par l'éco-efficacité et, là où c'est possible, d'atteindre une réduction absolue de ses impacts. Entre 2003 et 2008, L'Oréal a réduit, par unité de produit fabriqué, sa consommation d'énergie de – 17 %, ses émissions directes de CO_2 de – 23 %, sa consommation d'eau de – 25 % et sa génération de déchets[1] de – 26 %.

Recherche et Développement

L'Oréal promeut une innovation durable, en intégrant les principes du développement durable au cœur de ses activités de Recherche et Développement. Ainsi, le groupe soutient le développement de la chimie verte, évalue systématiquement l'impact des matières premières sur l'environnement et la biodiversité, et intègre des matières premières issues du commerce équitable. Enfin, L'Oréal a créé en 2007 un pôle de compétences Naturel et Bio, dont l'une des missions essentielles est de développer l'intégration de matières premières plus naturelles.

Politique environnementale – Résultats obtenus entre 2003 et 2008
Réduction des consommations et des rejets par unité de produit fini


Émissions directes de CO2
– 23 %


Consommation d'énergie
– 17 %


Consommation d'eau
– 25 %


Réduction des déchets(1)
– 26 %

(1) Hors emballages navettes.



Réunion produit : développement et partage de compétences chez L'Oréal à Paris (France).

Affaires sociales

Le groupe souhaite permettre à ses collaborateurs de se réaliser pleinement au sein d'une communauté multiculturelle et stimulante, riche de diversité et de talents, à laquelle tous contribuent avec créativité et enthousiasme.

Relations avec les fournisseurs

Le groupe veille au strict respect des normes de travail et des droits de l'homme dans toute la chaîne d'approvisionnement. Chaque année, plusieurs centaines d'audits sont réalisés par des experts indépendants afin de vérifier que les conventions internationales en matière de droit du travail sont effectivement appliquées chez tous nos fournisseurs.

Un acheteur L'Oréal avec son fournisseur, spécialisé dans la réalisation de flacons de parfum en verre (France).



POUR EN SAVOIR PLUS

L'Oréal publie chaque année en juin un Rapport Développement Durable, disponible sur le site www.loreal.com ainsi qu'une version abrégée qui constitue un résumé de ce rapport.



Centre de conseils aux consommateurs (Corée).

Relations avec les consommateurs

L'Oréal s'engage à fournir à ses consommateurs un service et des conseils de qualité à travers un réseau de 300 spécialistes dans plus de 50 pays. Le groupe s'est également clairement engagé en faveur d'un marketing durable en signant la Charte de l'Union des annonceurs pour une communication responsable.

Mécénat d'entreprise

L'Oréal entend être une entreprise citoyenne exemplaire, promouvoir les femmes et la science, la solidarité et l'éducation. Le groupe est notamment engagé, à travers la Fondation d'entreprise L'Oréal, dans deux grands partenariats internationaux avec l'Unesco, le programme "Pour les Femmes et la Science" et le programme d'éducation préventive "Coiffeurs contre le sida".
Les actions au niveau local sont également de plus en plus nombreuses dans tous les pays du monde.

Un engagement reconnu

Les initiatives de développement durable prises par L'Oréal ont été largement reconnues en 2008 :

- **En janvier, le groupe est désigné par la revue *Corporate Knights* comme l'une des 100 entreprises les plus durables au monde.**
- **Jean-Paul Agon reçoit le *Stanley C. Pace Leadership in Ethics Award* du Ethics Resource Center qui reconnaît l'exemplarité du leadership éthique de l'entreprise.**
- **Les plus grandes agences de notation éthique du monde classent L'Oréal comme leader de son secteur en la matière.**
- **Merrill Lynch nomme L'Oréal *Carbon Leader*, et sa performance est saluée par le *Carbon Disclosure Project*.**
- **Le groupe figure dans la plupart des indices boursiers de Développement Durable (FTSE4Good, ASPI Eurozone et Ethibel).**
- **Le groupe est classé premier de son secteur par des *stakeholders* américains (étude Ceres).**
- **L'Oréal est classé deuxième par le magazine français *Challenges*, qui a réalisé une étude de la performance Développement Durable des entreprises du Cac 40, avec la meilleure note en matière de performance environnementale.**

Un Conseil d'Administration indépendant, disponible et vigilant

Le Conseil d'Administration de L'Oréal est attaché à la qualité du gouvernement d'entreprise, attentif à l'évolution des bonnes pratiques en la matière et soucieux de progresser constamment. Conformément aux décisions prises par le Conseil d'Administration fin 2007 de scinder en deux le Comité Management et Rémunérations, le Comité des Rémunérations et le Comité des Nominations ont été mis en place début 2008.

Un partage harmonieux des fonctions

Après la dissociation des fonctions de Président et de Directeur Général décidée par le Conseil d'Administration en 2006, les administrateurs ont à nouveau constaté, à l'issue de l'année 2008 et à l'occasion de l'évaluation du mode de fonctionnement du Conseil, que cette organisation donne pleine satisfaction, en contribuant efficacement à la qualité de leurs échanges. Le Président et le Directeur Général sont bien chacun dans leur rôle respectif, dans le cadre du Règlement Intérieur voulu par le Conseil (voir tome 2 du Document de Référence, page 124).

Des administrateurs responsables et expérimentés

Le Conseil d'Administration de L'Oréal a examiné la situation de chacun de ses membres, notamment au regard des critères d'indépendance énoncés dans le Code AFEP-MEDEF de décembre 2008, que la société a choisi comme référentiel pour juger des bonnes pratiques en matière de gouvernement d'entreprise.

La qualité de l'administrateur s'apprécie également au regard de son expérience, de sa compétence, de son autorité et de sa bonne connaissance de la société ; autant d'atouts qui permettent une conduite à long terme de la stratégie. Les administrateurs de L'Oréal sont présents, actifs et impliqués, ce qui contribue à l'amélioration continue de la qualité des délibérations et des décisions du Conseil. Ils sont engagés, vigilants et participent activement aux débats, avec une totale liberté de jugement et une grande disponibilité. Dans un esprit de loyauté, tous les administrateurs respectent strictement le caractère collégial des décisions prises par le Conseil.

Le Conseil d'Administration de L'Oréal comprend 14 membres : le Président et le Directeur Général, six administrateurs issus des actionnaires majoritaires dont trois du groupe familial de Madame Bettencourt et trois de Nestlé (parmi eux sont choisis les deux Vice-Présidents du Conseil) et six administrateurs indépendants : Madame Annette Roux, Messieurs Charles-Henri Filippi, Xavier Fontanet, Bernard Kasriel, Marc Ladreit de Lacharrière et Louis Schweitzer. Monsieur Ladreit de Lacharrière est administrateur de L'Oréal depuis plus de 12 ans mais son expérience professionnelle et sa liberté de jugement, alliées à une bonne connaissance de l'entreprise, apportent beaucoup aux débats et décisions du Conseil.

Des comités actifs

Les Comités du Conseil d'Administration agissent strictement dans le cadre des missions qui leur ont été données par le Conseil. Ils préparent activement ses travaux, font des propositions mais n'ont aucun pouvoir de décision.

Le Comité Stratégie et Réalisations

Ce Comité éclaire par ses analyses les orientations stratégiques soumises au Conseil et suit la réalisation et l'évolution des opérations significatives en cours. Il veille au maintien des grands équilibres financiers. Dans ce cadre, le Comité examine les grands axes, options ou projets stratégiques présentés par la Direction Générale avec leurs conséquences économiques et financières, les opportunités d'acquisitions, les opérations financières susceptibles de modifier de manière significative la structure du bilan.

RÉPARTITION DU CAPITAL AU 31 DÉCEMBRE 2008


30,8 %
Madame Bettencourt et sa famille
36,4 %
Public
29,6 %
Nestlé
3,2 %
Actions autodétenues(1)

(1) Conformément à la Loi, les actions autodétenues sont privées de droit de vote.

Le Comité s'est réuni quatre fois en 2008. Outre l'activité des divisions et des zones géographiques du groupe, avec notamment l'évolution du chiffre d'affaires et des résultats, le Comité a examiné les conditions de l'acquisition d'Yves Saint Laurent Beauté et le programme de rachat d'actions. Différents aspects de la stratégie et particulièrement du positionnement des métiers de L'Oréal ont été présentés et discutés en Comité, puis en séance du Conseil en présence de dirigeants. L'attention du Comité s'est portée en fin d'année sur les conséquences de la crise financière ; le Conseil a pu à nouveau constater la robustesse du bilan de L'Oréal.

Le Comité d'Audit

Ce Comité s'assure que la Direction Générale dispose des moyens lui permettant d'identifier et de gérer les risques d'ordre économique, financier et juridique auxquels le groupe est confronté en France et à l'étranger, dans le cadre de ses opérations courantes ou exceptionnelles. Monsieur Charles-Henri Filippi, administrateur de L'Oréal, expert financier, a été nommé Président du Comité en avril 2008.

En 2008, le Comité s'est réuni quatre fois, toujours en présence des Commissaires aux Comptes. Les documents nécessaires lui ont été communiqués préalablement aux séances concernées. Le Comité a jugé que les travaux de l'Audit Interne et le processus de Contrôle Interne en place, qu'il a examinés à plusieurs reprises, notamment sous l'aspect des risques, progressent en qualité. Le Comité a également pris connaissance de l'endettement et de la structure du financement de la société ainsi que des risques sur les principales contreparties.

Le Comité des Rémunérations

Le Comité des Rémunérations fait des propositions au Conseil sur tous les aspects de la rémunération du Président et du Directeur Général, particulièrement au regard des recommandations de place, sur la mise en place de plans incitatifs à long terme, prévoyant par exemple des distributions de stock-options ou d'actions gratuites, et sur l'enveloppe des jetons de présence et leur mode de distribution. En 2008, le Comité s'est réuni trois fois.

Le Conseil a arrêté en 2008, sur proposition du Comité qui en a débattu, le principe et le mode de calcul des conditions liées aux performances du Directeur Général pour le calcul de ses indemnités dans le cas de la cessation de ses fonctions. L'engagement réglementé correspondant a été voté en Assemblée Générale.

LA RÉMUNÉRATION DES DIRIGEANTS MANDATAIRES SOCIAUX

Fin novembre 2008, les recommandations de l'AFEP et du MEDEF d'octobre 2008 sur la rémunération des dirigeants mandataires sociaux des sociétés cotées ont été soigneusement examinées par le Comité des Rémunérations, puis par le Conseil d'Administration. Le Conseil a considéré que ces recommandations s'inscrivent dans la démarche de gouvernement d'entreprise de la société.

Le Comité a proposé au Conseil d'adopter la présentation des rémunérations du Président et du Directeur Général dans le Document de Référence 2008, telle que recommandée. Le chapitre concerné se trouve dans le Rapport de Gestion, tome 2, pages 74 et suivantes du Document de Référence.

Le Comité des Nominations

Le Comité des Nominations fait des propositions au Conseil pour le choix des administrateurs, émet un avis sur les propositions du Président pour la nomination du Directeur Général et veille à la mise en place d'une procédure de préparation des plans de succession des mandataires sociaux en cas de vacance imprévisible. Il supervise le mode d'évaluation du Conseil et conduit la réflexion sur les Comités chargés de préparer le travail du Conseil. Il émet un avis sur la qualification d'administrateur indépendant et vérifie les critères d'appréciation.

Le Comité s'est réuni trois fois en 2008. Il a examiné l'organisation du Conseil, de ses Comités et particulièrement celle du Comité d'Audit dont l'expertise a été renforcée. Compte tenu notamment des nouvelles obligations en matière d'informations à publier sur les administrateurs, le Comité a proposé au Conseil d'examiner au cas par cas la situation de chacun des administrateurs au regard de leur indépendance. Dans le Document de Référence 2008, les administrateurs indépendants sont clairement qualifiés, compte tenu des critères retenus par le Conseil.

Une autoévaluation systématique

Le Conseil procède chaque année à une évaluation de sa composition, de son organisation et de son mode de fonctionnement. Il envisage les voies de progrès toujours possibles et prend les mesures d'amélioration qu'il juge utiles. En 2008, le Conseil s'est réuni six fois, avec un taux d'assiduité de 90 %. Les administrateurs ont tous participé à l'Assemblée Générale. En 2008, le Conseil d'Administration a particulièrement apprécié les présentations qui lui ont été faites, souvent en présence de dirigeants, et les débats qui ont suivi sur un grand nombre des aspects de la stratégie du groupe et de ses perspectives. De nouveaux progrès ont été constatés dans le fonctionnement des Comités du Conseil, dont les travaux préparatoires facilitent les délibérations du Conseil. Celui-ci a disposé en 2008 d'une information régulière et fiable sur l'activité du groupe. Les administrateurs ont exprimé le souhait que les progrès ainsi constatés continuent d'enrichir leurs délibérations et ils ont proposé d'élargir encore les thèmes à mettre à l'ordre du jour de leurs réunions.

Dans le strict respect de la confidentialité

Les administrateurs, initiés permanents, s'appliquent à eux-mêmes des règles strictes en matière de détention d'une information confidentielle. En cela, ils se conforment à la Loi et aux mesures de prévention prises par L'Oréal vis-à-vis de ses collaborateurs, notamment dans le cadre du Code de déontologie boursière et des procédures de Contrôle Interne. L'utilisation et la transmission abusives d'informations privilégiées doivent être évitées et l'investissement dans les titres de la société doit être effectué dans un cadre sécurisé.

Ethique : intégrité, respect et excellence

Le Directeur de l'Ethique, qui rapporte directement au Directeur Général, est responsable du déploiement du programme éthique de L'Oréal, qui comprend la promotion et l'intégration de l'éthique à travers le groupe, l'aide dans la prise de décision éthique, la formation des collaborateurs et la gestion des éventuelles réclamations. Dans un but de progrès permanent, le Directeur de l'Ethique mesure et évalue régulièrement les résultats, et fournit des rapports périodiques au Directeur Général et au Comité de Direction.

"Parlons-en ensemble" : L'Oréal Ethics Open Talk

L'Oréal encourage le dialogue et ses collaborateurs peuvent exprimer ouvertement leurs préoccupations légitimes. La voie normale pour signaler de telles préoccupations est la voie hiérarchique. Les collaborateurs ont également la possibilité de contacter directement le Directeur de l'Ethique et ce, notamment au moyen du site L'Oréal Ethics Open Talk. Ce site, actuellement disponible en 11 langues, offre un mécanisme sécurisé de remontée d'information.

Un reporting annuel étendu à tous les thèmes de la "Charte Ethique"

Créé en 2005, "Country Reporting Ethics" est un outil de suivi des questions éthiques mis en place dans chaque pays et permettant une évaluation globale en la matière. En 2008, ce reporting a été étendu à l'ensemble des thèmes de la *Charte Ethique*, dont les droits de l'homme, la corruption, le traitement équitable des fournisseurs et les règles en matière de publicité et de marketing.

Evaluer et analyser les risques éthiques

La Direction de l'Ethique a développé un outil permettant à chaque pays d'évaluer et d'analyser les éventuels risques éthiques, et de construire un plan d'action correctif, le cas échéant. Déjà utilisé par les directeurs des Ressources Humaines, cet outil est en cours de diffusion auprès des patrons de pays et directeurs d'usines.

Un engagement récompensé

Jean-Paul Agon reçoit le *Stanley C. Pace Leadership in Ethics Award* du Ethics Resource Center qui reconnaît l'exemplarité du leadership éthique de l'entreprise. Les nominations pour ce prix proviennent d'entreprises, d'organisations non gouvernementales, du monde académique et du secteur public.

Formation sur l'éthique

L'éthique a été intégrée dans 11 formations destinées aux managers, couvrant des sujets aussi variés que le rôle d'exemplarité du manager ou les problématiques éthiques de certains métiers tels les achats, le recrutement, etc. Un module sur l'éthique a été intégré dans le programme d'intégration "Discovery" auquel participent tous les managers rejoignant L'Oréal.

L'Oréal parraine le premier master européen "Droit et Ethique des Affaires"

Ce diplôme, organisé par l'université de Cergy-Pontoise (France), en association avec l'ESSEC (France), l'Institute of Business Ethics (Royaume-Uni) et l'Ethics & Compliance Officers Association (Etats-Unis) a pour objectif de démontrer comment l'éthique doit être intégrée par les entreprises dans leurs plans stratégiques comme dans leurs pratiques quotidiennes des affaires.

Parallèlement, L'Oréal participe également au développement de la chaire *Droit et Ethique des Affaires* de l'université de Cergy-Pontoise qui a pour objet de favoriser les comportements responsables de l'entreprise.

Nouvelle rubrique éthique sur loreal.com

Afin de répondre à l'intérêt croissant des parties prenantes sur les programmes éthiques de L'Oréal, une nouvelle rubrique dédiée à l'éthique a été publiée sur le site corporate de L'Oréal : www.loreal.com.

Cette rubrique contient des informations sur la *Charte Ethique* L'Oréal et offre notamment la possibilité de télécharger la charte en 43 langues.

POUR EN SAVOIR PLUS

Sur le site institutionnel du groupe : www.loreal.com rubrique Le Groupe / Ethique.

Sur le site Open Talk : www.lorealethics.com


L'OREAL Ethics

Etică • الأخلاقيات • етика • Etický • 倫理 • Ethiek • Maitshwaro • Etica • 道德行为则 • ETIIKKA
Éthique • Etika • Ethik • 道德 • Etikai • Etica • Etik • етика • אתיקה • Etikos • Ukulunga
Etikk • Etica • 윤리지침 • Etyki • Ética • Etikos • этика • Etika • Etik • จรรยาบรรณ • Eetika
Etik • ΔΕΟΝΤΟΛΟΓΙΑ • Etica • नैतिकता • Etica • Etiky • Nguyên tắc ứng xử • Etik • Ethics

Missions de la Fondation L'Oréal : éducation, science, solidarité

Après un an d'existence, la Fondation d'entreprise L'Oréal a donné un nouvel élan aux grands programmes emblématiques de mécénat du groupe. Elle s'est engagée dans de nouveaux projets dans ses trois domaines d'intervention : encourager l'éducation, promouvoir la science et aider les personnes fragilisées. En 2009, elle se donne pour ambition de déployer des programmes exemplaires et déclinables au niveau international, et de développer des actions de mécénat fortement ancrées dans l'environnement local de ses filiales.

Prolonger les grands programmes de mécénat du groupe

Prix L'Oréal-Unesco "Pour les Femmes et la Science"
2008 a marqué une nouvelle étape avec la signature, le 6 mars 2008, d'une **charte "Pour les Femmes et la Science"** destinée à promouvoir la science, soutenir la cause des femmes et changer l'image de la science. Depuis l'origine de ce programme, 52 lauréates, 120 boursières internationales et 499 boursières nationales, soit près de 700 femmes à travers le monde, ont été récompensées. Ces femmes de talent forment aujourd'hui une communauté exceptionnelle, représentant tous les continents et toutes les cultures.

"Coiffeurs contre le sida"
Initié en 2005 par L'Oréal en partenariat avec l'Unesco, le programme international d'éducation et de prévention "Coiffeurs contre le sida" est diffusé dans 163 centres de formation L'Oréal, dans les écoles de coiffure et dans les salons. 3 000 éducateurs sont impliqués au quotidien. Aujourd'hui relayé sur Internet, le programme est en accélération constante. Quatre nouveaux pays sont venus rejoindre les autres en 2008, soit 27 pays à ce jour. La Fondation souhaite contribuer au renforcement de cette action afin de sensibiliser un plus grand nombre de femmes, premières éducatrices de la famille, aux risques de la maladie.

Aider les personnes fragilisées

La valorisation et la confiance en soi sont au cœur du métier de L'Oréal. La Fondation a choisi de développer des programmes où la reconquête de son apparence favorise l'insertion et la vie en société. La Fondation est engagée dans le programme international **"Look Good... Feel Better"** qui organise des ateliers de soin et maquillage pour aider les femmes atteintes de cancer à estomper les effets secondaires des traitements et restaurer ainsi le regard qu'elles portent sur elles-mêmes.

Par ailleurs, La Fondation s'est engagée auprès de **Médecins du Monde** pour soutenir **"Opération Sourire"**. Ce programme de chirurgie réparatrice permet de rendre un visage à ceux que la guerre, la malnutrition ou la maladie ont défigurés, et permet à des adultes et des enfants exclus par leur handicap de retrouver une vie sociale. En 2008, plus de 200 personnes ont pu bénéficier de ces interventions au Cambodge, à Madagascar, en Mongolie et au Niger. L'engagement de la Fondation sera renforcé en 2009.

La Fondation a apporté son concours au **Samusocial** pour créer la **"Maison des femmes"**, un centre d'hébergement qui aide des femmes en grande errance à se resocialiser. En 2008, elle a mis à disposition des résidentes, une socio-esthéticienne pour les accompagner dans la reconquête de leur identité et de leur image.

La Fondation propose également des ateliers de socio-esthétique et de coiffure à la **"Maison de Solenn"** pour permettre à des jeunes femmes souffrant d'anorexie de reprendre confiance en elles.

Cérémonie des 10 ans du prix L'Oréal-Unesco "Pour les Femmes et la Science".



Equipe de chirurgiens de Médecins du Monde en mission au Cambodge pour "Opération Sourire".



Réduire l'impact sur l'environnement et l'utilisation des ressources naturelles

En matière de performance environnementale, L'Oréal vise l'excellence. Le groupe s'est fixé pour objectif, il y plus de 20 ans, de réduire son impact sur l'environnement en favorisant l'éco-efficacité et, chaque fois que cela est possible, en limitant ses émissions en valeur absolue. L'Oréal s'engage aussi à offrir des conditions de travail sûres à ses collaborateurs.

Le réchauffement climatique

En 2008, L'Oréal signe l'accord de Bali sur le réchauffement climatique et mène plusieurs études sur l'ensemble de ses émissions de CO_2 qui lui permettent de diminuer sensiblement ses émissions : elles ont baissé de 3,3%[1] par unité de produit fini et de 6,6%[1] au total en 2008. Des mesures ont également été prises pour limiter les déplacements des employés, favoriser les modes de transport écologiques pour les trajets indispensables et optimiser la logistique.

La centrale d'expédition de Mexico (Mexique) réduit de 30% sa consommation d'électricité par produit fini, soit une diminution d'émission de CO_2 de 54 tonnes, grâce à l'installation de 1 000 m^2 de panneaux solaires, qui permettent désormais de recharger les batteries de tous les chariots élévateurs.
La mise en place de panneaux solaires et d'une centrale thermique biomasse pour le chauffage du bâtiment a également permis à l'usine de Burgos (Espagne) de réduire de 332 tonnes la quantité de CO_2, soit 8% des émissions de l'usine.



L'énergie

L'Oréal a mis en place un programme volontariste pour gagner en efficacité dans la consommation énergétique, limiter ses émissions de CO_2 dans l'atmosphère et faire des économies substantielles de frais de fonctionnement. Parmi les mesures prises : l'utilisation d'énergies alternatives et de sources d'énergie non polluantes telles que le chauffage solaire de l'eau, l'installation d'éclairages très performants, l'achat de chaudières plus efficaces, l'optimisation des systèmes de compresseurs. La plupart des bureaux dans le monde sont désormais équipés de capteurs de proximité qui commandent l'extinction des lumières lorsqu'un bureau ou une salle de conférence est vide. Entre 2003 et 2008, ces efforts ont permis des économies d'énergie de 17% par unité de produit fabriqué ou manipulé, avec un recul de 1,7% de la consommation énergétique globale pour une croissance de 18,4% de la production.

L'usine de Libramont (Belgique) a réduit son ratio de consommation d'énergie de 9,8% par rapport à 2007. Cette forte réduction résulte de plusieurs mesures : l'amélioration de l'isolation, le changement des purgeurs, l'installation de nouveaux éclairages, la récupération de 80% de la puissance des compresseurs pour le chauffage des locaux, la réduction de la consommation d'air comprimé pour les équipements de conditionnement.



(1) Incluant à la fois les émissions de CO_2 liées à l'utilisation du gaz et du fuel sur nos sites (scope 1), et les émissions de CO_2 liées à l'utilisation d'électricité (scope 2).

L'eau

L'Oréal s'efforce de rationnaliser la consommation d'eau pour une meilleure éco-efficacité. Dans cette optique, les sites industriels prennent différentes mesures : la stérilisation à la vapeur plutôt qu'à l'eau chaude, la réutilisation de certaines eaux de lavage des cuves de fabrication, l'utilisation d'eau de pluie pour l'arrosage des jardins et espaces verts... et une sensibilisation constante des collaborateurs. En 2008, ces initiatives ont permis une réduction de la consommation d'eau de 3,8 % par unité de produit fini fabriqué.

L'usine de Rambouillet (France) a réduit sa consommation d'eau de 10 % par produit fini. Cette performance s'inscrit dans une démarche initiée depuis plusieurs années. En 2006, l'usine a établi une cartographie de la consommation d'eau : huit compteurs permettent de suivre et d'analyser les consommations d'eau de l'usine. Parmi les 48 projets prévus pour réduire la consommation d'eau, 29 sont déjà réalisés.


EAU ADOUCIE

Les déchets

Les programmes mis en place par L'Oréal pour réduire les déchets concernent aussi bien les emballages provenant des fournisseurs du groupe que ceux qui arrivent chez ses détaillants et ses clients. Près de la moitié des sites de production et de distribution ont atteint l'objectif zéro décharge, et le taux de recyclage, de récupération d'énergie ou de réutilisation est de l'ordre de 95 % au niveau mondial. En 2008, l'ensemble des déchets transportables (hors emballages navettes) a baissé de 0,5 % par produit fini.

L'usine de São Paulo (Brésil) a réduit ses déchets transportables de 19 % par produit fini par rapport à 2007. Ce résultat s'explique par la généralisation d'emballages navettes à longue durée de vie avec les fournisseurs d'articles de conditionnement.



Indicateurs Sécurité, Hygiène et Environnement

DÉCHETS PAR TYPE DE TRAITEMENT EN 2008

(usines et centrales de distribution du groupe)


35 %
Réutilisation
3 %
Décharge
2 %
Destruction
35 %
Recyclage
25 %
Valorisation énergétique

ÉVOLUTION DES INDICATEURS ENVIRONNEMENTAUX

(usines et centrales de distribution du groupe)

	2007	2008	Evolution
(En milliers de m³) Consommation d'eau	3145	2915	–7,3 %
(En millions de kWh) Consommation d'énergie	814,6	785,5	–3,6 %
(En %) Indice de valorisation des déchets	95 %	95 %	–

ÉMISSIONS TOTALES DE CO_2 EN GRAMMES PAR PRODUIT FINI

(usines et centrales de distribution du groupe)


51,7
49,0
45,4
43,9
2005
2006
2007
2008

NOMBRE D'ACCIDENTS AVEC ARRÊTS DE TRAVAIL

par million d'heures travaillées pour le personnel L'Oréal
(usines et centrales de distribution du groupe)


3,10
2,53
2,55
2,30
2005
2006
2007
2008

Résultats du groupe sur un, cinq et dix ans

CHIFFRE D'AFFAIRES CONSOLIDÉ
(en millions d'euros)



13 641
14 533
15 790
17 063
17 542
2004
2005
2006
2007
2008

RÉPARTITION DU CHIFFRE D'AFFAIRES CONSOLIDÉ 2008 PAR DEVISE[1]
(en %)



35,4 % Euro
2,7 % Real brésilien
3,6 % Rouble russe
2,1 % Yen
3,9 % Yuan chinois
7,0 % Livre Sterling
3,0 % Dollar canadien
1,8 % Peso mexicain
21,7 % Dollar US

RÉSULTAT D'EXPLOITATION
(en millions d'euros)



2 089
2 266
2 541
2 827
2 725
2004
2005
2006
2007
2008

RÉSULTAT AVANT IMPÔT HORS ÉLÉMENTS NON RÉCURRENTS[2]
(en millions d'euros)



2 187
2 370
2 638
2 896
2 788
2004(3)
2005
2006
2007
2008

RÉSULTAT NET HORS ÉLÉMENTS NON RÉCURRENTS PART DU GROUPE[2]
(en millions d'euros)



1 486
1 639
1 833
2 039
2 064
2004(3)
2005
2006
2007
2008

Répartition par branche[4] en 2008

CHIFFRE D'AFFAIRES CONSOLIDÉ

	Millions d'euros	Progression à données Comparables	Progression à données Publiées
Cosmétique	16 359	+ 2,7 %	+ 2,8 %
The Body Shop	756	+ 4,6 %	– 3,9 %
Dermatologie[5]	427	+ 17,1 %	+ 16,2 %

RÉSULTAT D'EXPLOITATION

	Millions d'euros	Poids	Progression à données publiées	En % du chiffre d'affaires
Cosmétique	2 608	95,7 %	– 3,4 %	15,9 %
The Body Shop	36	1,3 %	– 43,2 %	4,8 %
Dermatologie[5]	80	3,0 %	+ 29,0 %	18,7 %

(1) Répartition du chiffre d'affaires consolidé réalisé dans les principales monnaies en 2008.
(2) Les éléments non récurrents comprennent les plus ou moins-values sur cessions d'actifs à long terme, les dépréciations d'actifs à long terme ainsi que les coûts de restructuration. Voir note 10 de l'Annexe aux comptes consolidés du tome 2 du Rapport Annuel 2008 (pages 25 et 26).
(3) Par souci de comparaison, le compte de résultat pro forma 2004 est retraité pour prendre en compte la déconsolidation de Sanofi-Synthélabo au 1er janvier 2004 :
– en remplaçant la quote-part de résultat net de Sanofi-Synthélabo, soit 293,5 millions d'euros, par les dividendes perçus, soit 145,9 millions d'euros,
– et en neutralisant la plus-value de dilution nette d'impôt dégagée sur ces titres, soit 2 854,5 millions d'euros en brut et 471,1 millions d'euros d'impôt.
(4) Le groupe est constitué des branches cosmétique, dermatologie et The Body Shop.
(5) Part revenant au groupe, soit 50 %.

Chiffre d'affaires 2008 de la branche cosmétique

PAR DIVISION

	Millions d'euros	Progression à données Comparables	Progression à données Publiées
Produits Professionnels	2472	+1,3%	+3,3%
Produits Grand Public	8355	+4,1%	+0,9%
Produits de Luxe	4170	+0,7%	+6,2%
Cosmétique Active	1289	+4,2%	+3,3%
Total branche cosmétique[1]	**16359**	**+2,7%**	**+2,8%**


7,9%
Cosmétique Active
15,1%
Produits Professionnels
25,5%
Produits de Luxe
51,1%
Produits Grand Public

POIDS DES DIVISIONS[1]

PAR MÉTIER

	Millions d'euros	Progression à données Comparables	Progression à données Publiées
Soin de la peau	4296	+5,5%	+3,2%
Soin du cheveu	3790	+1,5%	+0,0%
Maquillage	3375	+4,3%	+4,2%
Coloration	2451	+1,7%	–1,7%
Parfums	1848	–2,4%	+7,8%
Autres[2]	599	+2,3%	+17,8%
Total branche cosmétique	**16359**	**+2,7%**	**+2,8%**


3,7%
Autres
26,2%
Soin de la peau
11,3%
Parfums
15,0%
Coloration
20,6%
Maquillage
23,2%
Soin du cheveu

POIDS DES MÉTIERS

PAR ZONE GÉOGRAPHIQUE

	Millions d'euros	Progression à données Comparables	Progression à données Publiées
Europe de l'Ouest	7382	–0,3%	+1,8%
Amérique du Nord	3739	–4,8%	–6,6%
Reste du monde, dont :	5238	+13,8%	+12,5%
Asie	1844	+16,3%	+16,7%
Europe de l'Est	1380	+21,1%	+20,8%
Amérique latine	1151	+6,7%	+2,4%
Afrique, Orient, Pacifique	862	+8,1%	+6,7%
Total branche cosmétique	**16359**	**+2,7%**	**+2,8%**


32,0%
Reste du monde
45,1%
Europe de l'Ouest
22,9%
Amérique du Nord

POIDS DES ZONES GÉOGRAPHIQUES

(1) Le solde entre le total de la branche cosmétique et les quatre divisions (73 millions d'euros, soit 0,4% du chiffre d'affaires cosmétique) est constitué, pour l'essentiel, de la vente à distance de produits cosmétiques.
(2) "Autres" intègre le chiffre d'affaires réalisé par les distributeurs américains avec les marques hors groupe.

Résultat d'exploitation 2008 de la branche cosmétique

PAR DIVISION

	2007		2008	
	Millions d'euros	En % du chiffre d'affaires	Millions d'euros	En % du chiffre d'affaires
Produits Professionnels	502	21,0%	519	21,0%
Produits Grand Public	1582	19,1%	1578	18,9%
Produits de Luxe	844	21,5%	767	18,4%
Cosmétique Active	256	20,5%	259	20,1%
Total des divisions cosmétiques[1]	**3180**	**20,0%**	**3110**	**19,0%**
Non alloué[2]	–479	–3,0%	–502	–3,1%
Total branche cosmétique	**2701**	**17,0%**	**2608**	**15,9%**

PAR ZONE GÉOGRAPHIQUE

	2007		2008	
	Millions d'euros	En % du chiffre d'affaires	Millions d'euros	En % du chiffre d'affaires
Europe de l'Ouest	1633	22,5%	1634	22,1%
Amérique du Nord	773	19,3%	593	15,9%
Reste du monde	774	16,6%	884	16,9%
Total des zones géographiques	**3180**	**20,0%**	**3110**	**19,0%**
Non alloué[2]	–479	–3,0%	–502	–3,1%
Total branche cosmétique	**2701**	**17,0%**	**2608**	**15,9%**

Ratios financiers 2008

		2007	2008
(en % du chiffre d'affaires) Résultat d'exploitation / Chiffre d'affaires	=	16,6%	15,5%
(en % des capitaux propres) Résultat net hors éléments non récurrents part du groupe / Capitaux propres d'ouverture	=	13,9%	15,2%
(en % des capitaux propres) Ratio d'endettement net[3]	=	17,4%	31,3%
Marge brute d'autofinancement / Investissements	=	3,5 ×	3,7 ×

(1) Intègre le résultat d'exploitation de l'activité "divers cosmétiques" comprenant principalement l'activité de vente à distance de produits cosmétiques.
(2) Le "non alloué" correspond aux frais des directions fonctionnelles, de recherche fondamentale et aux charges de stock-options non affectés aux divisions cosmétiques. En outre, cette rubrique inclut les activités annexes aux métiers du groupe, telles que les activités d'assurance, de réassurance et bancaires.
(3) Ratio d'endettement net = $\frac{\text{Dettes financières courantes et non courantes – Trésorerie}}{\text{Capitaux propres part du groupe}}$

Bilan et trésorerie 2008

BILAN
(en millions d'euros)



ACTIF
PASSIF
23 200
22 957
23 200
22 957
Actifs non courants
16 979
16 309
13 622
11 829
Capitaux propres
1 395
1 265
Passifs non courants
3 460
4 777
Dettes financières courantes et non courantes
Actifs courants
5 134
5 571
4 723
5 086
Passifs courants
Trésorerie
1 087
1 077
2007
2008
2007
2008

RESSOURCES ET EMPLOIS DE FONDS
(en millions d'euros)

RESSOURCES



Résultat net
1 951
Amortissements et provisions
706
Plus ou moins-values sur actifs immobilisés, variations d'impôts différés et autres
89

EMPLOIS



746
Investissements corporels et incorporels
1 851
Flux opérationnel
149
Variation du besoin en fonds de roulement

Marge brute d'autofinancement
2 746

L'Oréal sur 10 ans

NORMES FRANÇAISES (en millions d'euros)	1998	1998[1]	1999[1][2]	2000[2]	2001	2002
Résultats						
Chiffre d'affaires consolidé	11498	9588	10751	12671	13740	14288
Résultat avant impôt des sociétés intégrées	1339	979	1125	1322	1502	1698
En % du chiffre d'affaires	**11,6**	**10,2**	**10,5**	**10,4**	**10,9**	**11,9**
Impôts sur les résultats	488	375	429	488	536	580
Résultat net opérationnel	807	722	833	1033	1236	1464
En % du chiffre d'affaires	**7,0**	**7,5**	**7,7**	**8,2**	**9,0**	**10,2**
Résultat net opérationnel part du groupe	719	719	827	1028	1229	1456
Résultat net part du groupe	680	680	787	969	1291	1277
Montant total du dividende	191	191	230	297	365	433
Bilan						
Immobilisations nettes	5590	5299	5918	7605	8140	8130
Actif circulant	4937	4229	5139	6256	6724	6843
Dont liquidités	903	762	1080	1588	1954	2216
Capitaux propres[3]	5428	5123	5470	6179	7210	7434
Emprunts et dettes financières	1748	1718	1914	3424	2939	2646
Données par action (en euros) – notes 4 à 6						
Bénéfice net opérationnel part du groupe[7]	1,06	1,06	1,22	1,52	1,82	2,15
Dividende net[8][9]	0,28	0,28	0,34	0,44	0,54	0,64
Avoir fiscal	0,14	0,14	0,17	0,22	0,27	0,32
Cours de l'action en fin d'année[8]	61,59	61,59	79,65	91,30	80,90	72,55
Nombre d'actions moyen pondéré	676062160	676062160	676062160	676062160	676062160	675990516

NORMES FRANÇAISES

(1) Les données intègrent dans un but de comparabilité :
– en 1998, l'incidence pro forma du changement de méthode de consolidation de Synthélabo, suite à sa fusion avec Sanofi en mai 1999,
– les conséquences sur les années 1998 et 1999, qui résultent de la mise en place du règlement CRC n° 99-02 à compter du 1er janvier 2000. Ceci concerne la comptabilisation de la totalité des impôts différés évalués selon la méthode bilantielle et la conception étendue, l'activation des contrats de location financement considérés comme significatifs et le reclassement de la participation des salariés dans les charges de personnel.
(2) Les données 1999 et 2000 intègrent également l'incidence sur le bilan de la mise en place de la méthode préférentielle relative à la comptabilisation des engagements de retraite et avantages assimilés à compter du 1er janvier 2001. L'impact de ce changement de méthode sur les comptes de résultat des années concernées n'est pas significatif.
(3) Plus intérêts minoritaires.
(4) Y compris les certificats d'investissements émis en 1986 et en tenant compte des attributions de titres gratuits. Ces certificats d'investissements et de droits de vote ont fait l'objet d'offres publiques d'échanges le jour de l'AGO de L'Oréal du 25 mai 1993 (voir note COB du 3 juin 1993). Ils ont été reconstitués en actions suite à l'AGS du 29 mars 1999 et à l'AGE du 1er juin 1999.
(5) Données ajustées en fonction de l'attribution d'une action pour 10, décidée le 23 mai 1996 par le Conseil d'Administration.
(6) Division du nominal par 10 (Assemblée Générale du 30 mai 2000).
(7) Le bénéfice net par action est calculé en fonction d'un nombre de titres moyen pondéré selon les normes comptables en vigueur.
Dans le souci de communiquer sur des données véritablement récurrentes, L'Oréal calcule et publie un résultat net par action sur la base de son résultat net opérationnel part du groupe avant prise en compte de la provision pour dépréciation des actions propres, des plus et moins-values sur actifs immobilisés, des coûts de restructuration et de l'amortissement des écarts d'acquisition.
Il y a, au 31 décembre 2004, 8,5 millions d'options de souscription attribuées à des cadres du groupe et susceptibles d'entraîner l'émission d'un nombre égal d'actions.
(8) L'action L'Oréal est cotée en euros depuis le 4 janvier 1999 à la Bourse de Paris, où elle avait été introduite en 1963.
(9) Dividende fixé en euros depuis l'Assemblée Générale du 30 mai 2000.

2003	2004
14029	14534
1870	2063
13,3	**14,2**
629	696
1661	1659
11,8	**11,4**
1653	1656
1492	3626
494	554
8136	11534
6876	6645
2303	1981
8136	10564
1941	2175
2,45	2,46
0,73	0,82
0,37	–
65,00	55,85
676021722	673547541

NORMES IFRS (en millions d'euros)	2004	2004[1] pro forma	2005	2006	2007	2008
Résultats						
Chiffre d'affaires consolidé	13641	13641	14533	15790	17063	17542
Résultat d'exploitation	2089	2089	2266	2541	2827	2725
En % du chiffre d'affaires	15,3	15,3	15,6	16,1	16,6	15,5
Résultat avant impôt hors éléments non récurrents	2334	2187	2370	2638	2896	2788
Résultat net hors éléments non récurrents part du groupe	–	1486	1639	1833	2039	2064
Résultat net part du groupe	3970	1439	1972	2061	2656	1948
Montant total du dividende	554	554	659	739	843	862
Bilan						
Actifs non courants	15734	15734	18686	19155	16979	16309
Actifs courants	4075	4075	4537	4847	5134	5571
Trésorerie	576	576	663	781	1087	1077
Capitaux propres[2]	11825	11825	14657	14624	13622	11829
Dettes financières nettes courantes et non courantes	1568	1568	2217	3329	2373	3700
Marge brute d'autofinancement	1923	1923	2130	2410	2720	2746
Données par action (en euros)						
Résultat net dilué hors éléments non récurrents part du groupe	–	2,29	2,60	2,98	3,36	3,49
Dividende net[3][4]	0,82	0,82	1,00	1,18	1,38	1,44[5]
Cours de l'action en fin d'année[3]	55,85	55,85	62,80	75,90	97,98	62,30
Nombre d'actions moyen pondéré dilué	649598404	649598404	630892470	615723220	606012471	590920078

IFRS
(1) Par souci de comparaison, le compte de résultat pro forma présenté est retraité pour prendre en compte la déconsolidation de Sanofi-Synthélabo au 1er janvier 2004 ;
– en remplaçant la quote-part de résultat net de Sanofi-Synthélabo, soit 293,5 millions d'euros, par les dividendes perçus, soit 145,9 millions d'euros,
– et en neutralisant la plus-value de dilution nette d'impôt dégagée sur ces titres, soit 2854,5 millions d'euros en brut et 471,1 millions d'euros d'impôt.
(2) Plus intérêts minoritaires.
(3) L'action L'Oréal est cotée en euros depuis le 4 janvier 1999 à la Bourse de Paris, où elle avait été introduite en 1963. Le capital social est de 120483162 euros au 31 décembre 2008 : la valeur nominale de l'action est de 0,2 euro.
(4) Dividende fixé en euros depuis l'Assemblée Générale du 30 mai 2000.
(5) Dividende proposé à l'Assemblée Générale du 16 avril 2009.

Actionnaires individuels : une relation renforcée

L'Oréal a multiplié les rencontres avec ses actionnaires individuels en 2008 : réunions dans de nombreuses grandes villes, visites d'usines et de laboratoires, participation au salon Actionaria, etc. Parallèlement, le contenu de la "Lettre aux Actionnaires" et du "Mémento" a été étoffé et leur diffusion considérablement élargie. Le Conseil d'Administration a également souhaité offrir une prime de fidélité aux actionnaires en proposant à l'Assemblée Générale du 16 avril 2009 la distribution d'un dividende majoré de 10 %[1] aux actionnaires inscrits au nominatif pur ou administré depuis au moins deux ans.

Prime de fidélité pour les actionnaires au nominatif

Sensible à la confiance et à la fidélité des actionnaires, le Conseil d'Administration a décidé de proposer à l'Assemblée Générale du 16 avril 2009 une résolution permettant la distribution d'un dividende majoré. Les actionnaires inscrits au nominatif pur ou administré depuis au moins deux ans recevront ainsi, dès 2012 au titre de l'exercice 2011, un dividende majoré de 10 % (dans la limite de 0,5 % du capital).

Panel d'actionnaires : votre avis compte

L'Oréal réunit, au minimum deux fois par an, un panel évolutif d'une vingtaine d'actionnaires individuels choisis parmi les quelque centaines de volontaires qui se sont proposés pour y participer. La composition du panel est renouvelée, en partie, à chaque réunion afin d'associer le plus grand nombre et la plus grande diversité d'actionnaires à ces consultations. Ces réunions ont notamment permis de sélectionner les thèmes qui seront abordés lors de l'Assemblée Générale, de réfléchir au contenu et à l'évolution du Rapport Annuel ou du site Internet.



Des contacts directs avec nos actionnaires tout au long de l'année

Salon Actionaria
La fréquentation du stand L'Oréal au salon Actionaria a atteint un record en 2008. Près de 3 000 actionnaires sont venus à la rencontre des représentants du groupe, et ont ainsi pu s'informer sur l'action, la stratégie et les métiers du groupe.

Réunions d'actionnaires
En 2008, L'Oréal est allé à la rencontre de ses actionnaires dans de nombreuses grandes villes telles que Bordeaux, Bruxelles, Dijon, Lille, Nantes, Nice, Strasbourg et Toulouse.

Le calendrier 2009 des rendez-vous actionnaires figure en page 100 et sur le site www.loreal-finance.com, rubrique Espace Actionnaires/Vos rendez-vous.

DEVENIR ACTIONNAIRE DE L'ORÉAL : SIX BONNES RAISONS DE CHOISIR LE NOMINATIF

1. Dividende majoré de 10 % pour les actionnaires inscrits au nominatif depuis deux ans au minimum[1].
2. Une information complète et personnalisée (*Mémento de l'Actionnaire* et *Lettres aux Actionnaires*) envoyée directement à l'actionnaire.
3. Accès facilité à l'Assemblée Générale : convocation adressée directement à l'actionnaire avec possibilité de voter par Internet.
4. Gratuité des frais de garde (nominatif pur).
5. Dividende envoyé par chèque ou crédité sur le compte de l'actionnaire, sans délai et sans frais.
6. Transfert des titres pris en charge par L'Oréal[2] (nominatif pur).
Pour en savoir plus sur les caractéristiques de chaque mode de détention, consulter : http://www.loreal-finance.com/fr/devenir-actionnaire

La communication financière distinguée

- 1er prix du Rapport Annuel, catégorie Cac 40, par *La Vie Financière* et *Les Echos*.
- 1er prix pour la qualité et la transparence de l'information et de la communication décerné par L'Agefi.
- Grand prix Boursoscan du meilleur site financier, par Boursorama.

Près de **6 000** actionnaires individuels rencontrés en direct

10 réunions d'actionnaires dans toute la France


LA BEAUTÉ EST UNE VALEUR D'AVENIR
L'ORÉAL
Paris, 21 et 22 novembre 2008.
Pour la cinquième année consécutive, L'Oréal participe au salon Actionaria.

(1) Dans la limite de 0,5 % du capital pour un même actionnaire. A compter de 2012 et sous réserve de l'approbation par l'Assemblée Générale du 16 avril 2009.
(2) Dans la limite de 50 euros et sur présentation d'un justificatif.

Chiffres clés de l'action L'Oréal
(au 31 décembre 2008)

Résultat net[1] par action	Dividende[2] par action	Cours de l'action	Capitalisation boursière[3]
3,49 €	1,44 €	62,30 €	37,5 Mds €

DIVIDENDE PAR ACTION
(en euros)



0,73
0,82
1,00
1,18
1,38
1,44[2]
+14,1%
+12,3%
+22,0%
+18,0%
+16,9%
+4,3%
2003
2004
2005
2006
2007
2008

Taux de distribution en 2003 : 36,6 %[4]
Taux de distribution en 2008 : 41,3 %[5]

STRUCTURE DE L'ACTIONNARIAT
(au 31 décembre 2008)



30,8 % Madame Bettencourt et sa famillle
20,6 % Investisseurs institutionnels internationaux
29,6 % Nestlé
9,9 % Investisseurs institutionnels français
0,6 % Salariés[6]
5,3 % Actionnaires individuels
3,2 % Actions autodétenues

COURS DE L'ACTION L'ORÉAL DEPUIS 2006
(en euros)



L'Oréal
Cac 40 (rebasé sur L'Oréal)
100
90
80
70
60
50
40
62,80 €
74,25 €
73,50 €
81,70 €
81,10 €
88,30 €
92,00 €
97,98 €
80,44 €
78,22 €
69,25 €
62,30 €
4715 points
3218 points
01/06
03/06
05/06
07/06
09/06
11/06
01/07
03/07
05/07
07/07
09/07
11/07
01/08
03/08
05/08
07/08
09/08
11/08
12/08

−0,80 %
Variation de l'action L'Oréal depuis le 01/01/2006

−31,75 %
Variation du Cac 40 depuis le 01/01/2006

PLACEMENT EN ACTIONS L'ORÉAL

SUR 3 ANS

Capital initial multiplié par 1,05 en 3 ans
Taux de rendement (actuariel) : 1,14 %
Sur la même période, le Cac 40 a diminué de −9,07 % par an[7]

Achat de 238 actions à 62,80 euros[8] le 31 décembre 2005 : 14946,40 euros

Valorisation au 31 décembre 2008, y compris réinvestissement des dividendes (251 actions à 62,30 euros) : 15637,30 euros

SUR 10 ANS

Capital initial multiplié par 1,22 en 10 ans
Taux de rendement (actuariel) : 1,04 %
Sur la même période, le Cac 40 a progressé de +0,70 % par an[7]

Achat de 24 actions à 615,89 euros[8] le 31 décembre 1998 : 14781,36 euros

Valorisation au 31 décembre 2008, y compris réinvestissement des dividendes (289 actions à 62,30 euros) : 18004,70 euros

SUR 20 ANS

Capital initial multiplié par 13,52 en 20 ans
Taux de rendement (actuariel) : 13,28 %
Sur la même période, le Cac 40 a progressé de +6,63 % par an[7]

Achat de 22 actions à 670,62 euros[8] le 31 décembre 1988 : 14753,64 euros

Valorisation au 31 décembre 2008, y compris réinvestissement des dividendes (3202 actions à 62,30 euros) : 199484,60 euros

(1) Résultat net hors éléments non récurrents, dilué, part du groupe, par action.
(2) Dividende proposé à l'Assemblée Générale du 16 avril 2009.
(3) Sur nombre d'actions au 31 décembre 2008, soit 602415810 actions.
(4) Avec prise en compte de Sanofi-Synthélabo au niveau du dividende.
(5) Sur la base du dividende proposé à l'Assemblée Générale du 16 avril 2009.
(6) Dans les FCPE de L'Oréal.
(7) Dividendes réinvestis ; source : Datastream.
(8) Cours non ajusté.

Un marché cosmétique résistant

Le marché cosmétique a connu une croissance moyenne annuelle sur les 15 dernières années de +4,5 % hors effets monétaires, avec des taux de progression allant de +3 % à +5,5 % environ, selon les années. C'est un marché qui démontre à la fois une capacité de croissance durable et des qualités de résistance aux conjonctures économiques défavorables.

110 Mds €[1]

En 2008, le marché cosmétique mondial a atteint 110,3 milliards d'euros[1]

L'équilibre des cinq grands métiers

POIDS DU MARCHÉ PAR CATÉGORIE DE PRODUITS[1]


32 %
Soin de la peau
27 %
Produits capillaires
17 %
Maquillage
12 %
Produits de toilette
12 %
Parfums

Le marché cosmétique se partage en cinq grands métiers : le soin de la peau, les produits capillaires, le maquillage, les parfums et les produits de toilette.

Complémentaires, ces différents métiers permettent de répondre aux besoins des consommateurs dans toute leur diversité.

Au sein des différentes catégories, nombreux sont les produits dévolus à l'hygiène, au confort et à la beauté de tous les jours.

Shampooings, lotions nettoyantes ou crèmes hydratantes sont des produits qui répondent à des besoins quotidiens : ainsi, 92 % des Français utilisent un shampooing, en moyenne trois fois par semaine.

D'autres produits tels que la coloration capillaire, les shampooings traitants antipelliculaires, les produits solaires et les soins antivieillissement font aussi partie du quotidien.

Au croisement du corps et de l'esprit, les produits cosmétiques participent par ailleurs à ce besoin fondamental de beauté qui permet à chacun d'exprimer pleinement sa personnalité, de prendre confiance en soi, de s'ouvrir aux autres et de se réaliser.

31 €[3]

Budget moyen mensuel consacré par un ménage français à l'achat de produits cosmétiques



Maquillage : quand l'innovation se mêle de séduction

+8 %[2]

Croissance des ventes de maquillage en grande diffusion (Europe de l'Ouest, 2008)



Troisième métier en valeur, le maquillage enregistre une forte progression, notamment en Europe de l'Ouest où le marché de grande diffusion a progressé de +7,9 %[2] en 2008. Près d'un quart des femmes européennes utilisent au moins deux produits de maquillage tous les jours. Le marché européen est porté par des innovations constantes. C'est le maquillage du teint qui enregistre la plus forte progression de la catégorie, en particulier grâce au succès du maquillage minéral, né en Amérique du Nord, qui connaît un grand succès auprès des Chinoises qui privilégient les textures fines et aérées.

(1) Hors savons, dentifrices et rasoirs, 2008 estimations provisoires. Source : estimations L'Oréal en prix fabricant.
(2) Source : Panel Distributeurs grande diffusion, Nielsen/IRI Europe 12.
(3) Source : Euromonitor International.

Le soin de la peau : 1re catégorie du marché



Le soin de la peau est la première catégorie du marché et celle qui croît le plus vite.

Quatre facteurs principaux expliquent cette croissance :

Le vieillissement de la population dans les pays développés
Dans ces pays, le vieillissement de la population s'accélère avec l'arrivée à maturité de la génération du *baby-boom*. Attentifs à la qualité et au conseil, les seniors constituent une clientèle extrêmement exigeante qui privilégie les soins à forte valeur ajoutée technologique.

Les Européennes de plus de 60 ans représentent à elles seules 34 % du marché des soins du visage. Elles achètent en moyenne 2 fois plus de produits que les femmes de moins de 25 ans.

Les problèmes liés à l'exposition solaire
Les dangers liés à l'exposition solaire sont de plus en plus pris au sérieux, alimentant la demande de produits de photo-protection. En outre, se développent des produits antitaches qui répondent à des désordres cutanés fréquents en Asie et en Amérique latine.

Les problèmes de peau chez les jeunes adultes
Ces problèmes concernent l'ensemble des jeunes adultes et tous les marchés : 60 % des jeunes hommes thaïlandais se déclarent concernés par des problèmes d'acné ou de peau grasse. Dans ce pays, les 15-24 ans sont plus de 70 % à utiliser une lotion nettoyante. En Europe, 90 % des jeunes filles utilisent chaque matin un produit nettoyant.

SOIN DU VISAGE : DÉPENSES MOYENNES PAR TRANCHE D'ÂGE


Budget moyen d'achat annuel (en euros)
– de 25 ans : 25,1 €
25-39 ans : 40,3 €
40-59 ans : 73,0 €
60 ans et + : 87,3 €
2,3
3,3
4,7
4,9
Nombre d'unités achetées par an

Source : TNS Worldpanel France.

La diversification des routines de beauté
La mondialisation du marché cosmétique met en lumière des routines de beauté spécifiques, parfois très élaborées, de nature à enrichir le marché mondial. Ainsi, les femmes coréennes, très soucieuses de la pureté de leur peau, utilisent en moyenne plus de six produits soir et matin. Les Brésiliennes appliquent environ cinq produits pour laver, coiffer et embellir leur chevelure.

Des produits et des hommes

SOIN DU VISAGE POUR HOMME : DIVERSITÉ DES COMPORTEMENTS D'ACHAT


40 %
1,2
49 %
1,8
94 %
1,9
Chine
Japon
Corée du Sud

■ Taux de pénétration des soins du visage chez les hommes
■ Nombre de produits utilisés dans la routine de soin par les hommes utilisateurs de soin du visage
Source : Etude Asie 2005 L'Oréal, sur une population d'hommes de 15 à 49 ans, issus des classes moyennes et supérieures.

Le marché des cosmétiques pour homme reste l'un des plus dynamiques.

Cette évolution recouvre une grande diversité des comportements d'achat.

En Europe, les hommes viennent progressivement à la consommation de soins du visage.

Les jeunes Asiatiques urbains sont conquis en grand nombre. Leur consommation devrait continuer à augmenter dans les années à venir.



Innovation : l'amélioration continue des performances

En matière de beauté, l'innovation est essentielle. Les grandes fractures technologiques repoussent pas à pas les limites du possible et inspirent en retour de nouveaux désirs de beauté. En matière de coloration, les technologies sont toujours plus respectueuses de la fibre capillaire. Elles offrent également des couleurs d'une intensité inégalée, en un temps de pose record. Les soins anti-âge affichent des performances croissantes et mesurables sur la réduction des rides et la fermeté du visage. En maquillage, l'innovation se mêle de séduction pour des rouges à lèvres alliant confort, éclat et une tenue infaillible des heures durant. Les fonds de teint minéraux innovent aussi avec une perfection toujours plus naturelle.

Un marché d'avenir

En 2020, les frontières du marché cosmétique seront très largement redessinées en raison de l'accroissement naturel des populations, des migrations internationales et de la progression des revenus dans un grand nombre de pays. Le marché sera plus vaste et plus global. Son centre de gravité aura basculé vers le sud et l'est de la planète, modifiant profondément le profil des consommateurs et entraînant un élargissement et une diversification des besoins de beauté.

Les nouveaux marchés deviennent la première zone de consommation mondiale

Une consommation croissante soutenue par l'augmentation des revenus…

La consommation de produits cosmétiques dans les nouveaux marchés reste en moyenne 13 fois inférieure à celle des marchés des pays développés. Néanmoins, elle progresse de façon constante, principalement grâce à la progression des revenus, en particulier des classes moyennes.

CONSOMMATION COSMÉTIQUE(1)
(Par personne en euros)


113,8
88,4
65,0
6,9
Japon
Europe de l'Ouest
Amérique du Nord
Reste du monde

RÉPARTITION DU MARCHÉ COSMÉTIQUE MONDIAL PAR ZONE GÉOGRAPHIQUE EN 2008(1)


32 %
Europe de l'Ouest
20 %
Amérique du Nord
35 %
Reste du monde
13 %
Japon

(1) Hors savons, dentifrices et rasoirs. 2008. Estimations provisoires. Source : estimations L'Oréal 2008, en prix fabricant.

… et l'amélioration progressive des conditions d'existence

L'évolution comparée de la consommation cosmétique par habitant sur les marchés asiatiques et de l'indicateur de développement humain (IDH) dans ces pays suggère que certains facteurs liés aux conditions d'existence, tels que l'espérance de vie, l'accès à l'instruction, l'urbanisation ou encore la mobilité, participent également au développement du marché cosmétique.

INDICE IDH ET MARCHÉ COSMÉTIQUE PAR PERSONNE EN ASIE


Consommation cosmétique par personne en euros(1)
120
100
80
60
40
20
0
Japon
Hong Kong
Singapour
Corée du Sud
Taiwan
Thaïlande
Malaisie
Philippines
Indonésie
Inde
Chine
Vietnam
0,6
0,7
0,8
0,9
1,0
Indice de développement humain(2)

(1) Hors savons, dentifrices et rasoirs. 2007. Source : estimations L'Oréal 2007.
(2) Source : PNUD – *Human Development Report* (2007).

Le Brésil et la Chine deviennent les 3e et 4e marchés cosmétiques mondiaux



En l'espace de 10 ans, le "top 10" mondial des marchés cosmétiques a été considérablement bouleversé par la croissance des marchés émergents, et notamment des pays du BRIMC(1). La Chine, huitième en 1998, est devenu le quatrième marché en 2008. Le Brésil est désormais troisième. Enfin, la Russie figure également parmi les 10 premiers marchés mondiaux.

(1) Brésil, Russie, Inde, Mexique, Chine.

"TOP 10" DES MARCHÉS COSMÉTIQUES MONDIAUX (2008)

1 ÉTATS-UNIS	6 FRANCE
2 JAPON	7 ROYAUME-UNI
3 BRÉSIL	8 RUSSIE
4 CHINE	9 ITALIE
5 ALLEMAGNE	10 ESPAGNE

Source : Euromonitor International.

En 2020…

… 1 milliard de jeunes seniors

Aujourd'hui, les seniors sont nombreux dans les pays développés. Mais le vieillissement touche également les pays émergents : dans 20 ans, l'âge médian de la population chinoise aura atteint 40 ans. Une nouvelle génération de "jeunes seniors" âgée de 45 à 59 ans voit le jour, sans complexe, individualiste. Les cosmétiques figurent parmi les premiers produits de grande consommation que les nouvelles classes moyennes désirent généralement s'offrir.

Les jeunes Chinoises d'aujourd'hui utilisent en moyenne plus de produits que leurs aînées. Ces jeunes femmes, qui auront 40 ans en 2020, auront très probablement gardé leurs habitudes de consommation.



UTILISATION DE PRODUITS COSMÉTIQUES CHEZ LES FEMMES CHINOISES



en %
70
60
50
40
30
20
10
0
Lotion tonique pour le visage
Crème unificatrice de teint
Protection UV visage

■ Femmes chinoises de 20-24 ans
■ Femmes chinoises de 45-50 ans
Source : étude L'Oréal 2008 sur les usages de soin et de toilette de la peau auprès des femmes urbaines de 15 à 50 ans.

ÉVOLUTION DE LA PYRAMIDE DES ÂGES EN CHINE (2005-2020)



11 %
16 %
27 %
15 %
31 %
17 %
24 %
22 %
14 %
23 %
+ 60 ans
45-59 ans
330 millions de jeunes seniors
30-44 ans
20-29 ans
Moins de 20 ans
2005
2020

Source : *Population Division of the Department of Economic and Social Affairs of the United Nations Secretariat, World Population Prospects.*

… 60 % de citadins

L'urbanisation accélérée, notamment dans les pays émergents, génère une pollution croissante. Une recrudescence des problèmes de peau est prévisible dans les années à venir, en particulier dans les grandes mégalopoles du sud de la planète. Aujourd'hui, déjà 36 % des Brésiliens et 27 % des Indiens sont concernés par les problèmes de peau grasse, mais seulement 9 % des Européens.



… environ 50 % des consommateurs sous les climats chauds

En 2020, le centre de gravité du marché cosmétique mondial aura très probablement basculé vers le sud et l'est de la planète. Il évoluera en grande partie sous des climats chauds qui engendrent des besoins spécifiques.

Au Brésil, l'humidité du climat tropical augmente la fréquence des shampooings – jusqu'à deux fois par jour – contre trois fois par semaine en Europe. Plus de 90 % de la population utilise des shampooings. 61 % des femmes utilisent tous les jours un soin après-shampooing sans rinçage permettant de discipliner une chevelure que l'humidité rend rebelle.

Le perfectionnement continu des soins capillaires est l'une des clés de la réussite sur ces marchés.

L'irradiation UV est nettement plus forte en Asie qu'en Europe. Le taux de rayonnement solaire à Singapour est cinq fois plus élevé qu'à Paris. Là aussi, imaginer de nouvelles solutions pour la protection contre les UV et maîtriser la pigmentation, et notamment l'apparition des taches, sont des enjeux majeurs.



La richesse de nos marques pour toutes les beautés du monde


Produits Professionnels
L'ORÉAL
PROFESSIONNEL
KÉRASTASE
PARIS
REDKEN
5TH AVENUE NYC
MATRIX


Produits Grand Public
L'ORÉAL
PARIS
Prends soin de toi.
GARNIER
MAYBELLINE
NEW YORK
SOFTSHEEN·CARSON™


Cosmétique Active
VICHY
LABORATOIRES
LA ROCHE-POSAY
LABORATOIRE PHARMACEUTIQUE
innéov
SKINCEUTICALS

Couvrir toutes les envies de beauté dans chaque circuit de distribution et chaque région du monde, c'est la vocation des marques du groupe, très différentes et parfaitement complémentaires en termes de positionnement, d'origine culturelle et de niveau de prix. Toutes présentent un formidable potentiel de croissance et offrent à L'Oréal une flexibilité pour s'adapter aux grands marchés et conquérir de nouveaux territoires. L'Oréal s'appuie sur ce portefeuille unique de marques pour rendre les différentes facettes de la beauté accessibles à tous.

Produits de Luxe

LANCÔME PARIS

GIORGIO ARMANI PARFUMS

YVES SAINT LAURENT

RALPH LAUREN

BIOTHERM

HR

shu uemura

Kiehl's SINCE 1851

DIESEL

cacharel

The Body Shop




THE
BODY
SHOP


SHU UEMURA


魅力加油
BEAUTY STU
GARNIER
GARNIER

Produits Professionnels

La Division Produits Professionnels distribue ses produits dans les **salons de coiffure** du monde entier. Ses produits à forte valeur ajoutée et son accompagnement des salons dans toutes les facettes de leur développement font de la division le partenaire privilégié des professionnels de la beauté. Un portefeuille de marques différenciées permettant de répondre aux besoins de tous les types de salons, un flux constant d'innovations et une éducation de haut niveau forgent le leadership mondial de la division.

Produits Grand Public

La Division Produits Grand Public distribue ses produits dans tous les **circuits de grande diffusion** (hypermarchés, supermarchés, drugstores) à travers le monde. Grâce à son portefeuille diversifié de marques – L'Oréal Paris, Garnier, Maybelline New York, SoftSheen·Carson, elle propose aux consommateurs des produits qui allient haute technologie et prix accessibles.

ACTIVITÉS

OFFRIR LE MEILLEUR DE NOS MARQUES DANS TOUS NOS CIRCUITS DE DISTRIBUTION


GIORGIO ARMANI


VICHY
LA ROCHE-POSAY


THE BODY SHOP

Produits de Luxe

La Division Produits de Luxe développe et commercialise dans le monde entier un portefeuille unique de marques sur les trois grands métiers de la cosmétique de luxe : le soin, le maquillage et le parfum. Acteur clé de la **distribution sélective**, elle a désormais l'opportunité de devenir le premier groupe mondial de cosmétiques de luxe grâce à de fortes positions notamment sur les nouveaux marchés dynamiques d'Asie, d'Europe de l'Est ou d'Amérique latine, mais aussi avec l'intégration du pôle de marques d'YSL Beauté qui a constitué l'événement clé de la division en 2008.

Cosmétique Active

Numéro 1 mondial des soins dermocosmétiques en pharmacie, la Division Cosmétique Active dispose d'un portefeuille de cinq marques uniques et complémentaires pour répondre aux besoins croissants de santé et de soin de la peau des consommateurs. Partout dans le monde, la division propose des produits efficaces et sûrs, adaptés au conseil des pharmaciens et à la recommandation des **dermatologues**, et commercialisés principalement en **pharmacie**.

The Body Shop

Créée en 1976 en Grande-Bretagne par Dame Anita Roddick, la marque est connue pour son engagement éthique fort et ses produits à base d'ingrédients naturels. 65 % d'entre eux contiennent des ingrédients issus du commerce équitable, provenant de fournisseurs appartenant le plus souvent à des communautés défavorisées, une démarche unique dans l'industrie des cosmétiques. The Body Shop dispose d'un réseau de plus de 2 550 boutiques dans 62 pays.

Proposer le plus grand choix à chaque client, c'est la mission et l'expertise des divisions de L'Oréal. Chacune opère sur un circuit spécifique, en partenariat étroit avec les distributeurs, et cultive un aspect particulier de la beauté : la créativité des coiffeurs, le luxe en distribution sélective, l'accessibilité en grande distribution, la santé en pharmacie. Sans cesse à l'écoute, chacune a développé une grande proximité avec ses consommateurs pour proposer l'innovation la mieux adaptée, le meilleur de la beauté.



PRODUITS
Professionnels

L'ORÉAL PROFESSIONNEL
KÉRASTASE
REDKEN
MATRIX
PUREOLOGY
SHU UEMURA ART OF HAIR
MIZANI
KÉRASKIN ESTHETICS



Créativité et services pour chaque salon

“Accompagner le développement de salons de coiffure toujours plus professionnels dans les pays relais de croissance et apporter de nouveaux leviers de développement aux salons des pays matures sont les grands enjeux de la Division Produits Professionnels.
Elle s'appuie sur un portefeuille de marques très complémentaires, tant par leur inspiration technique et artistique que par leur positionnement prix, pour répondre aux besoins de tous les salons, quel que soit leur degré de développement.
L'éducation, moteur de la professionnalisation, est adaptée à chaque région du monde.
La connaissance approfondie des spécificités des consommateurs et la collaboration avec les plus grands coiffeurs permettent à la division d'apporter chaque année des innovations porteuses en matière de produits, de services et de métiers.
Ainsi, le lancement de KÉRASKIN ESTHETICS, ligne de soin de la peau exclusivement professionnelle, ouvre un nouveau marché aux salons de coiffure.”

Nicolas Hieronimus
Directeur Général Produits Professionnels

BILAN 2008

La Division Produits Professionnels renforce sa position de numéro 1 sur un marché dont la croissance s'est fortement ralentie au cours de l'année. En Europe de l'Ouest, la croissance (+0,6%) est tirée par l'Europe du Nord (Allemagne, Angleterre, Pays-Bas, Scandinavie) où la division gagne des parts de marché significatives. Les marques de luxe (SHU UEMURA ART OF HAIR, KÉRASTASE, MIZANI), MATRIX au positionnement accessible et la marque alternative REDKEN sont les grands moteurs de croissance. En Amérique du Nord (–6,3%), le marché en forte récession et la lutte intense contre les ventes parallèles ne doivent pas masquer le succès de la coloration (+6,0% en vente aux salons) qui couronne la stratégie de distributeurs, particulièrement pertinente pour conquérir de nouveaux salons. La zone Reste du monde poursuit son développement rapide (+14,7%) grâce aux succès de L'ORÉAL PROFESSIONNEL, KÉRASTASE et MATRIX. La Russie (+36,2%), le Brésil (+16,4%) et la Chine (+32,9%) sont les trois premiers contributeurs à cette croissance. Le Japon (+5,0%) confirme son dynamisme, tandis que l'Inde (+28,8%) accélère.

PERSPECTIVES 2009

L'année 2009 devrait être marquée par le ralentissement du marché mondial de la coiffure même si ce marché est traditionnellement un des premiers à renouer avec la croissance lorsque l'économie rebondit. Les salons chercheront à accentuer leur différenciation et leur pouvoir d'attraction. Dans ce contexte, la diversité du portefeuille de marques jouera pleinement. Les marques de luxe continueront à combler les salons haut de gamme. Le positionnement accessible de MATRIX séduira de nombreux salons recherchant la qualité au meilleur prix, tandis que REDKEN et L'ORÉAL PROFESSIONNEL cultiveront leur force d'innovation artistique et technique.
Le déploiement international de la marque PUREOLOGY acquise en 2007, de Série Nature et de la ligne L'Oréal Professionnel Homme permettra de capitaliser sur deux courants de consommation forts : le naturel et la beauté des hommes. 2009 sera une année placée sous le signe de l'innovation dans toutes les marques et de la conquête de nouveaux territoires, notamment l'Asie du Sud-Est, le Maghreb, le Proche et le Moyen-Orient.

CHIFFRE D'AFFAIRES CONSOLIDÉ PAR ZONE GÉOGRAPHIQUE

En millions d'euros	2007	2008	Poids 2008	Croissance 2008/2007 à données comparables	publiées
Europe de l'Ouest	1 017,8	1 002,6	40,6 %	+0,6 %	–1,5 %
Amérique du Nord	802,0	830,3	33,6 %	–6,3 %	+3,5 %
Reste du monde	572,1	638,8	25,8 %	+14,7 %	+11,7 %
TOTAL	**2 391,9**	**2 471,7**	**100 %**	**+1,3 %**	**+3,3 %**

CHIFFRE D'AFFAIRES CONSOLIDÉ PAR MÉTIER

En millions d'euros	2007	2008	Poids 2008	Croissance 2008/2007 à données comparables	publiées
Coloration	887,6	876,5	35,5 %	+0,5 %	–1,2 %
Coiffage et forme	360,3	350,5	14,2 %	–2,5 %	–2,7 %
Shampooings et soins	1 144,0	1 244,7	50,4 %	+3,0 %	+8,8 %
TOTAL	**2 391,9**	**2 471,7**	**100 %**	**+1,3 %**	**+3,3 %**

faits marquants 08

Le rachat d'un troisième distributeur aux Etats-Unis, Columbia Beauty Supply, complète la couverture territoriale de la division, après les acquisitions de Maly's West et Beauty Alliance en 2007. Cette initiative stratégique permet à la division de se rapprocher des coiffeurs sur le plan technique et commercial, de maîtriser la distribution, de hisser ses standards de service et de faire progresser ses parts de marché.

Innovations majeures en coloration avec les lancements de Rubilane®, colorant qui permet de réaliser des rouges cuivrés intenses et tenaces, et Platinium Plus, pâte éclaircissante garantissant sécurité et confort.

L'Oréal renforce fortement son leadership en Europe de l'Est grâce aux succès de KÉRASTASE et L'ORÉAL PROFESSIONNEL sur le haut de gamme, et de MATRIX sur le segment accessible.



L'ORÉAL
PROFESSIONNEL
PARIS
Majirouge
Rubilane
PLATINIUM
PLUS
pâte décolorante
action rapide
REDKEN
Real Control
Conditioner
Shampoo
KÉRASTASE
CHROMA RICHE
HOMME
COVER 5'

Forte croissance mondiale des marques de luxe SHU UEMURA ART OF HAIR, KÉRASTASE et MIZANI qui allient qualité supérieure à la valorisation de l'expérience.

Développement rapide dans les pays émergents grâce à l'éducation des coiffeurs, au succès de MATRIX et aux percées locales de L'ORÉAL PROFESSIONNEL, avec Hair Spa en Asie et Force Relax au Brésil.

Succès des soins pour homme avec les nouvelles lignes L'Oréal Professionnel Homme et son produit d'estompage des cheveux blancs Cover 5', et Mint de Redken for Men.

Lancement de KÉRASKIN ESTHETICS, ligne ultrasélective de soin de la peau, dans les salons de coiffure avec cabine de soin et les instituts esthétiques haut de gamme.


KÉRASTASE
PARIS

—KÉRASTASE
Russie.

L'ORÉAL PROFESSIONNEL

Marque premium dotée des technologies les plus avancées, L'ORÉAL PROFESSIONNEL est le partenaire privilégié et la source d'inspiration des grands coiffeurs du monde entier.
En 2008, L'ORÉAL PROFESSIONNEL affiche un rythme de croissance supérieur au marché. En coloration, la marque conforte son leadership grâce à la bonne santé des grands piliers Majirel et Luo Color, combinée aux succès de la coloration anti-âge Color Suprême, de la pâte décolorante Platinium Plus et du lancement du Rubilane®, un colorant breveté qui permet, pour la première fois, de réaliser des rouges cuivrés intenses et tenaces.
En soin capillaire, Série Expert confirme son dynamisme à l'échelle mondiale grâce aux lancements de Liss Ultime, gamme dédiée aux cheveux indisciplinés, et de Volume Expand, première gamme dotée de la technologie minérale. Le lancement de la gamme Série Nature, entièrement conçue à base d'ingrédients naturels, constitue un autre vecteur de croissance.
En coiffage, la croissance de L'ORÉAL PROFESSIONNEL est dynamisée par le très grand succès de Play Ball, gamme de *styling* jeune et alternative, tandis que Texture Expert, marque de *styling* premium, poursuit sa conquête des Etats-Unis et gagne l'Asie.
La marque fait son entrée sur le marché masculin avec le lancement de L'Oréal Professionnel Homme. Cette gamme capillaire très complète comprend en particulier le nouveau produit Cover 5', grande innovation technologique qui permet d'estomper très naturellement les cheveux blancs en seulement cinq minutes. Un nouveau service pour les salons, purement additionnel, qui rencontre un excellent accueil auprès des coiffeurs.

KÉRASTASE

La marque KÉRASTASE renforce à nouveau sa position de leader mondial du soin capillaire professionnel. En 2008, sa forte croissance est tirée par les marchés hors Europe, au premier rang desquels figurent le Japon et les Etats-Unis. Tout au long de l'année, le positionnement de la marque a été modernisé à travers un nouveau format de communication et l'adoption des codes du luxe. Des technologies fractures ont été déployées, notamment avec les lancements de Biotic, la première gamme de renforcement des défenses naturelles du cuir chevelu, et de Chroma Riche, une nouvelle panoplie de soins pour les cheveux colorés abîmés. La sélectivité de la distribution, garante de la qualité du service offert autour des produits KÉRASTASE, a encore été renforcée.

REDKEN

REDKEN 5TH AVENUE réalise une très belle performance et renforce sa présence mondiale. Ses produits révolutionnaires, son association à la *Fashion Week* de New York et son engagement dans l'éducation des coiffeurs tirent sa croissance. Les grandes initiatives de 2008 sont le lancement réussi du soin capillaire Real Control, le 20e anniversaire de la coloration Shades EQ et le partenariat avec le styliste mondialement renommé, Guido Palau.

MATRIX

Pour MATRIX, marque numéro 1 en Amérique du Nord, l'accélération de la conquête internationale, en particulier dans les pays du BRIC[1] a permis de contrebalancer les difficultés rencontrées en Amérique du Nord en raison du contexte économique et des efforts pour lutter contre les ventes parallèles. La coloration affiche une forte croissance grâce au relancement international de la gamme pilier Socolor.beauty et au lancement réussi de Color Sync Sheer Pastels. Sur le créneau des marrons, Wonderbrown poursuit sa dynamique en Asie et connaît également le succès en Inde. En soin, Biolage étend sa présence en Europe et se développe avec le lancement de Fortethérapie et de nouveaux services. La gamme de soin du cheveu accessible Matrix Essentials est portée par le succès mondial de Sleek.look. Avec 280000 salons, MATRIX est désormais présent dans 53 pays.



—L'ORÉAL PROFESSIONNEL
Lancée au Brésil, la gamme de soin capillaire Force Relax offre un défrisage précis avec injection d'actifs nutrilipidiques.



—SHU UEMURA ART OF HAIR
Enrichis à la Depsea Water, les soins Muroto Volume répondent aux besoins des cheveux fins.


KÉRASTASE
KÉRASTASE

—KÉRASTASE
Avec Chroma Riche, la fibre est gorgée d'actifs émollients et réfracteurs de lumière.


MATRIX

—MATRIX
Biolage Fortethérapie augmente la résistance du cheveu moyennement fin à épais, endommagé ou coloré, affaibli et cassant.

(1) Brésil, Russie, Inde, Chine.


L'ORÉAL
L'ORÉAL

—L'ORÉAL PROFESSIONNEL
Brésil.

Engagements

La science des ingrédients d'origine naturelle

Dans sa nouvelle gamme Série Nature, L'Oréal Professionnel s'engage à remplacer, chaque fois que c'est possible, les composants chimiques par des ingrédients d'origine naturelle sans compromettre l'efficacité et la performance cosmétique. Portée par la Recherche Avancée du groupe, Série Nature propose des formules qui embellissent et protègent les cheveux tout en respectant la fibre. Enfin, tous les produits Série Nature sont développés dans l'usine de Burgos équipée de panneaux solaires et d'un système de recyclage de l'eau de pluie et des déchets.

—MATRIX
Chine.

Partenariat

LA FORMATION AVANCÉE DE L'ORÉAL PROFESSIONNEL SÉDUIT LES COIFFEURS DU MONDE ENTIER

Le nouveau programme d'éducation à la coupe et au coiffage "H3" porte sur les trois facettes du métier de coiffeur : "Heart" pour l'inspiration artistique, "Hand" pour l'expertise technique et "Head" pour le développement du salon. Une équipe de six coiffeurs internationaux de très haut niveau, renouvelée chaque année, réalise une collection de coupes avec les produits de coiffage L'Oréal Professionnel. Les techniques utilisées sont diffusées aux équipes de formation des différents pays, puis transmises aux coiffeurs des salons L'Oréal Professionnel. Ce dispositif original rencontre un succès sans précédent dans la profession. Il a permis de former plus de 15 000 coiffeurs aux dernières techniques de coiffage, aux tendances les plus modernes et à l'utilisation des produits.

PUREOLOGY

Numéro 1 des soins pour cheveux colorés aux Etats-Unis, la marque propose des soins capillaires sans sulfate et aux ingrédients organiques. En 2008, Pureology lance le premier système antipelliculaire pour cheveux colorés et reçoit, pour la 5e année consécutive, le prix du meilleur shampooing professionnel décerné par les coiffeurs nord-américains. Par ailleurs, la marque participe à la campagne nationale "briser le silence sur le cancer des ovaires".

SHU UEMURA ART OF HAIR

Un an après son lancement, Shu Uemura Art of Hair confirme son remarquable succès auprès des salons de coiffure les plus prestigieux du monde. Fondée sur les valeurs ancestrales du soin japonais, la marque offre le summum du soin capillaire et du service dans un environnement exceptionnel, ainsi que des produits à base d'ingrédients naturels rares. En 2008, la marque lance la gamme Muroto Volume, à base de Depsea Water, une eau prélevée dans les fonds marins au large du Japon, riche en minéraux aux effets volumateurs.

MIZANI

En 2008, Mizani réalise une croissance à deux chiffres et conforte son positionnement original de marque exclusivement professionnelle et experte des cheveux afro et métissés. Mizani signifie "équilibre" en swahili. L'équilibre entre hydratation et protéine caractérise tous ses produits, comme les soins Scalp Care et Renew Strength ou le système Butter Blend Sensitive Scalp Relaxer lancés en 2008.

KÉRASKIN ESTHETICS

La nouvelle marque de soins professionnels de la peau fait une entrée remarquée dans l'esthétique de luxe. Sur ce marché très dynamique, Kéraskin Esthetics a pour ambition d'accompagner le développement des salons et centres esthétiques haut de gamme. En 2008, la marque est lancée dans huit pays d'Europe de l'Ouest, en Russie et en Asie.
L'association inédite de la recherche avancée de L'Oréal et du savoir-faire des meilleurs professionnels de l'esthétique a donné naissance à une nouvelle approche professionnelle de la beauté. Kéraskin Esthetics propose une gamme composée de sept rituels, trente produits et outils professionnels, ainsi que de formations d'excellence pour les professionnels.



PRODUITS

Grand Public

L'ORÉAL PARIS
GARNIER
MAYBELLINE NEW YORK
SOFTSHEEN·CARSON
CLUB DES CRÉATEURS DE BEAUTÉ


Take care.
GARNIER
GARNIER

Le meilleur de la beauté accessible à tous

« Pour renforcer ses positions mondiales, la Division Produits Grand Public poursuit quatre axes stratégiques. Créer de grands blockbusters, basés sur des innovations à forte valeur ajoutée, pour valoriser son offre. Mener un programme soutenu de lancements pour dynamiser ses grandes franchises mondiales (Revitalift, Elsève, Excellence, UltraLift...) qui fidélisent ses consommateurs. Accélérer le déploiement géographique de ses marques sur les nouveaux marchés à forte croissance, en adaptant ses produits en termes de performance et de prix. Continuer à gagner des parts de marché dans ses catégories historiques (coloration, soin capillaire et coiffage, maquillage, soin de la peau), tout en développant sa présence sur les marchés où ses positions sont encore limitées comme les soins du corps ou les produits solaires. »

Jean-Jacques Lebel
Vice-Président
Directeur Général Produits Grand Public

BILAN 2008

Les ventes progressent de + 4,1 % à données comparables. En Europe de l'Ouest, la Division Produits Grand Public renforce sa position de numéro 1 en soin du visage. En Amérique du Nord, malgré un contexte très concurrentiel, la division conforte sa première place en maquillage, en coloration, et gagne des parts de marché en soin du visage. La zone Reste du monde maintient une très forte dynamique avec une progression de + 14,5 % tirée en particulier par la Chine (+ 34 %). Globalement, la division conforte son leadership sur ses segments clés (coloration, soins capillaires, maquillage) et continue à gagner des parts de marché en soin de la peau.

PERSPECTIVES 2009

La Division Produits Grand Public est déterminée à renforcer ses positions mondiales dans un marché qui devrait rester en progression. Elle entend gagner de nouvelles parts de marché en Europe de l'Ouest et en Amérique du Nord, et accélérer sa croissance dans les régions en développement rapide. Elle peut compter sur ses atouts. La diversité de son portefeuille de marques lui offre une grande flexibilité pour pénétrer tous les marchés. La valeur ajoutée de ses innovations lui permet de valoriser son excellent rapport qualité-prix. Son offre de produits adaptée aux consommateurs du monde entier et proposée à des prix accessibles lui garantit un succès auprès du grand public.

CHIFFRE D'AFFAIRES CONSOLIDÉ PAR ZONE GÉOGRAPHIQUE

En millions d'euros	2007	2008	Poids 2008	Croissance 2008/2007 à données comparables	publiées
Europe de l'Ouest	3729,5	3686,4	44,1 %	+ 0,9 %	− 1,2 %
Amérique du Nord	2043,2	1851,6	22,2 %	− 3,2 %	− 9,4 %
Reste du monde	2507,5	2816,9	33,7 %	+ 14,5 %	+ 12,3 %
TOTAL	8280,2	8354,9	100 %	+ 4,1 %	+ 0,9 %

CHIFFRE D'AFFAIRES CONSOLIDÉ PAR MÉTIER

En millions d'euros	2007	2008	Poids 2008	Croissance 2008/2007 à données comparables	publiées
Coloration	1604,8	1574,0	18,8 %	+ 2,4 %	− 1,9 %
Soin du cheveu et coiffage	2314,3	2273,4	27,2 %	+ 0,4 %	− 1,8 %
Maquillage	2252,7	2294,4	27,5 %	+ 5,5 %	+ 1,9 %
Soin de la peau	1823,0	1926,3	23,1 %	+ 9,1 %	+ 5,7 %
Autres	285,5	286,8	3,4 %	+ 1,6 %	+ 0,5 %
TOTAL	8280,2	8354,9	100 %	+ 4,1 %	+ 0,9 %

faits marquants 08

Le soin de la peau enregistre la plus forte progression (+ 9,1 % à données comparables) grâce à de grandes innovations. L'Oréal Paris enrichit la gamme Derma Genèse avec Lisseur affinant pores et lance Revitalift Rides de Cassure. Chez Garnier, le soin des yeux Caféine Roll-on yeux connaît une grande réussite tout comme le soin anti-âge UltraLift Pro-X au Pro-Xylane™.

En coloration, la division renforce sa position de numéro 1 mondial avec la grande innovation Excell 10' de L'Oréal Paris, qui complète ses piliers (Casting Crème Gloss, Excellence Crème et Préférence-Récital) et offre désormais une coloration adaptée à toutes les tranches d'âge.



L'ORÉAL
PARIS
5.15
MARRON CHOCOLAT
NOUVEAU
Excell10'
Coloration-Crème en 10 MINUTES
Couvre 100% des cheveux blancs
Embout Peigne Zéro Défaut
Derma Genèse
"Parce qu
tout v
et qu'en même temp
tout doit être parfait !"

Très belle année en maquillage, où la division est numéro 1, avec le succès chez L'Oréal Paris des mascaras Double Extension Beauty Tubes et Extra Volume Collagène, du rouge à lèvres et de la poudre Infaillible, ainsi que du rouge à lèvres Superstay PowerGloss de Maybelline New York. Sur le marché très dynamique du maquillage minéral, où elle a pris position très tôt, la division conforte son avance avec le succès de la gamme Accord Parfait Minéral de L'Oréal Paris et le lancement mondial de Maybelline Mineral Power.

Plusieurs pays continuent à jouer leur rôle de relais de croissance, en Europe de l'Est (Russie, Ukraine notamment), en Amérique latine (Argentine et Chili) et en Asie (Chine et plusieurs pays d'Asie du Sud-Est comme la Thaïlande, les Philippines et l'Indonésie).


L'ORÉAL
PARIS

—L'ORÉAL PARIS
Italie.

Des produits accessibles qui allient haute technologie et forte valeur ajoutée

L'ORÉAL PARIS

La marque premium de la division, première marque mondiale de produits de beauté de grande diffusion, réalise une bonne année avec une progression de ses ventes de + 5,1 % à données comparables. Elle renforce ses positions dans de nombreux pays, en Asie notamment, et progresse dans toutes les catégories.
En soin de la peau, L'Oréal Paris réaffirme sa première place en Europe de l'Ouest grâce au lancement de Derma Genèse fin 2007. Forte de cette réussite, la franchise étend sa présence géographique avec un vif succès, notamment en Chine, et enrichit sa gamme avec Derma Genèse Lisseur Affinant Pores. Sur le marché de l'anti-âge, Revitalift Rides de Cassure conforte la position de numéro 1 mondial de l'antirides de Revitalift. La franchise Men Expert, le plus important contributeur à la croissance du soin de la peau, poursuit sa progression (+ 41 %) grâce notamment au lancement d'Hydra Energetic Turbo Booster.
En maquillage, L'Oréal Paris enregistre de très bons résultats et réalise des lancements remarqués. Double Extension Beauty Tubes, une technologie révolutionnaire qui offre les "extensions de cils" des instituts dans un mascara. Extra Volume Collagène, le premier mascara enrichi en collagène qui produit 12 fois plus d'impact qu'un mascara ordinaire. Dans la catégorie des rouges à lèvres, Infaillible – fruit de sept années de recherche – bat des records de parts de marché en Europe et devient la deuxième franchise de la marque aux Etats-Unis. Sa technologie brevetée consiste en une application couleur suivie d'une application brillance pour 16 heures de tenue et un confort inégalé.
En coloration, le grand lancement de l'année est Excell 10', une coloration permanente qui agit en 10 minutes et renforce la fibre capillaire. Déployé en Europe, Excell 10' rencontre déjà un franc succès.
En soin du cheveu, L'Oréal Paris innove avec Elsève Re-Nutrition à la gelée royale, un concentré en nutriments essentiels qui permet à Elsève de gagner des parts de marché en Europe et au Mexique.

GARNIER

Grâce à de très belles performances dans la plupart des régions, Garnier enregistre une croissance de + 4,0 % à données comparables. Le positionnement populaire de la marque, proche des consommatrices avec ses produits accessibles alliant efficacité à des actifs d'origine naturelle, lui permet de s'imposer tant sur les marchés développés que dans les pays relais de croissance. En soin de la peau, Garnier réalise une très belle année (+ 14,8 %). La marque poursuit sa progression en Europe de l'Ouest, renforce sa position en Amérique du Nord et en Europe de l'Est où elle prend le premier rang de la catégorie en Russie. En Asie, Garnier connaît des croissances records. Côté innovation, la gamme antirides UltraLift affiche + 18 % en Europe de l'Ouest grâce au lancement du module Pro-X au Pro-Xylane™. Deuxième grande innovation, Caféine Roll-on yeux prend la première place du marché en soin des yeux dans la plupart des pays où il est lancé. Ambre Solaire réalise une bonne croissance, en particulier grâce au succès du spray enfant Rapido.
En coloration, Nutrisse Coloration crème (et Color Naturals, sa version pour les pays émergents) confirme sa position de numéro 1 mondial avec une belle progression partout dans le monde.
En capillaires, Fructis, première gamme de la division en soin du cheveu et coiffage, poursuit sa conquête mondiale.


EXTRA VOLUME COLLAGENE

—L'ORÉAL PARIS
Extra Volume Collagène possède une brosse deux fois plus grosse pour capter la quantité optimale de produit.


GARNIER
Nutrisse
Crème

—GARNIER
Enrichie en huile de fruits, la coloration Nutrisse – Color Naturals, sa version pour les pays émergents – conforte sa position de numéro 1 mondial.


Light

—GARNIER
La gamme de soin Light, commercialisée en Asie, repose sur un ingrédient naturel puissant, l'essence de citron.


Take care.
GARNIER
UltraLift Pro-X
new

—GARNIER
Angleterre.


L'ORÉAL
Дерма Генезис

—L'ORÉAL PARIS
Russie.

LES PORTE-PAROLE L'ORÉAL PARIS INCARNENT LA DIVERSITÉ DES BEAUTÉS DU MONDE

Pour être proche des femmes et des hommes du monde entier, L'ORÉAL PARIS a choisi des porte-parole représentant tous les âges et toutes les origines ethniques. En Asie, par exemple, l'acteur Daniel Wu incarne la ligne L'Oréal Paris Men Expert, tandis que Zhang Zilin, première Miss Monde chinoise, est devenue ambassadrice en 2008.



Zhang Zilin. Rachida Brakni et Alef Jninen. Daniel Wu.

Engagements

Garnier réduit ses emballages

La marque s'est associée à Eco-Emballages pour réduire l'impact de ses produits sur l'environnement. Première action: l'allégement des emballages des gammes Fructis, Ultra doux et des laits corporels. Ils pèsent en moyenne 18,5 grammes aujourd'hui contre 24 en 1996. Cette diminution moyenne de 5,5 grammes par flacon permet d'économiser l'émission de 1 300 tonnes d'équivalent CO_2 dans l'atmosphère par an. GARNIER adopte également un carton certifié FSC (*Forest Stewardship Control*) pour ses étuis de coloration et de soin de la peau.


L'ORÉAL
ELSÈVE

—L'ORÉAL PARIS
Elsève Re-Nutrition dopé par le pouvoir régénérant de la gelée royale laisse les cheveux secs lisses, brillants et nourris.


GARNIER
AMBRE SOLAIRE
Rapido

—GARNIER
Le Spray Rapido, ultrarapide, multiposition, est conçu spécifiquement pour les enfants, et testé sous contrôle pédiatrique.


L'ORÉAL
PARIS

—L'ORÉAL PARIS
Infaillible Lip, le premier duo à lèvres compact non-transfert à la tenue inaltérable pendant 16 heures.


ТУШЬ
DEFINE-A-LASH
ОБЪЕМ И РАЗДЕЛЕНИЕ
MAYBELLINE
NEW YORK

—MAYBELLINE NEW YORK
Russie.

—MAYBELLINE NEW YORK
Etats-Unis.

Une offre adaptée aux consommateurs du monde entier

MAYBELLINE NEW YORK

La marque américaine Maybelline New York, numéro 1 mondial du maquillage, enregistre une progression de +4,3 % à données comparables. La croissance est particulièrement forte en Europe de l'Ouest (Allemagne et Grande-Bretagne notamment), en Europe de l'Est et au Japon.

En 2008, des initiatives très puissantes renforcent les parts de marché de Maybelline New York, en particulier sur les catégories teint et lèvres. La ligne Pure Mineral, lancée aux Etats-Unis fin 2007, est déployée dans le monde entier avec un vif succès, et complétée d'un fond de teint liquide, d'un blush et d'un correcteur. Les ventes de rouges à lèvres progressent en Amérique du Nord, en Amérique latine et en Europe, grâce à Superstay Powergloss, le premier gloss breveté qui tient 12 heures. En Asie, Maybelline New York renforce sa première place sur ce segment en adaptant la formule de Water Shine Collagen aux spécificités locales.

En maquillage des yeux, le mascara Colossal est l'innovation marquante de l'année. Avec la plus grande brosse jamais fabriquée et un effet maquillage obtenu en un seul geste, Colossal est très bien accueilli aux Etats-Unis et en Europe. La nouvelle ligne de fards à paupière et crayons, Eye Studio, connaît des débuts prometteurs au Japon et en Europe.



—MAYBELLINE NEW YORK
Colossal rejoint la famille Volum'Express. Il doit son nom à sa mégabrosse brevetée.



—MAYBELLINE NEW YORK
Pure Mineral, une poudre qui se fond sur la peau pour une couvrance fond de teint parfaite.



—MAYBELLINE NEW YORK
Superstay Powergloss est le premier gloss breveté à tenir 12 heures.


MAYBELLINE

ALLEMAGNE : DM ET L'ORÉAL, LE DUO GAGNANT

L'Oréal entretient depuis de nombreuses années une relation étroite avec dm-drogerie markt, grande chaîne allemande de drugstores, avec plus de mille magasins. Objectif commun : améliorer la satisfaction des clients. Ensemble, les équipes de dm et de la Division Produits Grand Public renouvellent chaque année leur stratégie d'innovation en magasins.
Après avoir mené des enquêtes auprès de ses clients, le distributeur a décidé en 2008 de moderniser les espaces maquillage en doublant la taille réservée aux marques leaders, MAYBELLINE NEW YORK et L'ORÉAL PARIS. Ainsi, une gamme plus large de teintes est proposée et les nouveaux produits sont davantage mis en valeur. A l'instar des parfumeries, des conseillères ont également été formées aux produits de maquillage. Cette collaboration a permis de donner une nouvelle dynamique aux ventes du rayon maquillage.

SOFTSHEEN·CARSON

SOFTSHEEN·CARSON maintient son rang sur le marché américain. Sa franchise phare, Dark and Lovely, réalise une très bonne performance, portée par le succès de la coloration permanente et semi-permanente Reviving Colors. La gamme dédiée aux hommes continue son développement rapide.
Dans la zone Afrique, Orient, Pacifique, l'exceptionnelle performance de l'Afrique du Sud et l'accélération de la croissance au Ghana permettent à la marque de progresser de + 32,4 %. Principaux succès : le lancement de deux soins capillaires Oil Moisturisers, qui renforcent les franchises piliers Dark and Lovely et Restore Plus, et la rénovation des déodorants roll-on Sadie et Blue ice en billes larges pour une protection optimale.

CLUB DES CRÉATEURS DE BEAUTÉ

En 2008, L'Oréal rachète la participation de 50 % dans CLUB DES CRÉATEURS DE BEAUTÉ détenue jusqu'alors par la société 3 Suisses International. L'évolution de son chiffre d'affaires est devenue positive en fin d'année, portée par deux principales sources de croissance. Tout d'abord, le succès des innovations : la ligne de manucure à la rose bienfaisante et les embellisseurs lèvres agnès b. composés à 98 % d'ingrédients d'origine naturelle, le baume lèvres repulpant du Professeur Christine Poelman et, au Japon, le stick yeux antipoches Cosmence, mis au point avec le Professeur Baulieu. L'autre levier est le développement des ventes par Internet, dont la part dans le chiffre d'affaires progresse à nouveau en 2008.


ULTIMATE BODY & SHINE
Dark and Lovely

—SOFTSHEEN·CARSON
Afrique du Sud.


JAM!
MEGA HOLD
REGULAR HOLD
LITE HOLD
EXTRA HOLD

—SOFTSHEEN·CARSON
La gamme Let's Jam, pilier de la marque en *styling*, s'est agrandie avec le gel Mega Hold enrichi en vitamine E pour fixer sans dessécher les cheveux africains, naturellement secs et fragiles.


Dark and Lovely
Moisture Plus
olive oil

—SOFTSHEEN·CARSON
Le nouveau soin capillaire Oil Moisturisers renforce la gamme phare de la marque, Dark and Lovely.



—CLUB DES CRÉATEURS DE BEAUTÉ
Nouvelle gamme pour les ongles signée agnès b.
Le vernis, en deux teintes rose et en blanc, et le baume nourrissant sont enrichis d'huile de rose pour adoucir et réparer.

PRODUITS DE Luxe

LANCÔME
GIORGIO ARMANI
YVES SAINT LAURENT
BIOTHERM
RALPH LAUREN
CACHAREL
HELENA RUBINSTEIN
KIEHL'S
SHU UEMURA
DIESEL
ROGER & GALLET
VIKTOR & ROLF
BOUCHERON
YUE SAI
OSCAR DE LA RENTA
STELLA MC CARTNEY
ERMENEGILDO ZEGNA






KIEHL'S

Une offre de cosmétiques de luxe sans égale

« La Division Produits de Luxe rassemble aujourd'hui un portefeuille unique de marques mondiales, très complémentaires, qui lui permet de se développer sur les trois grands métiers des cosmétiques de luxe : le soin, le maquillage et le parfum. Chaque marque a son modèle économique propre, mais toutes bénéficient d'une image d'excellence basée sur une expertise technologique, des moyens marketing et commerciaux importants, et une grande proximité avec la distribution.
Grâce à ses fortes positions dans les nouveaux marchés dynamiques comme l'Asie, l'Amérique latine et à l'intégration en 2008 du pôle de marques d'YSL Beauté, la division a désormais l'opportunité de devenir le premier groupe mondial de cosmétiques de luxe. »

Marc Menesguen
Vice-Président
Directeur Général Produits de Luxe

BILAN 2008

Le chiffre d'affaires mondial de la Division Produits de Luxe progresse de +0,7 % à données comparables en 2008. En Europe de l'Ouest, la division tient ses parts de marché de numéro 1 grâce à des initiatives particulièrement innovantes, notamment en parfum et en maquillage. En Amérique du Nord, le chiffre d'affaires se contracte dans un contexte de diminution de fréquentation des grands magasins, de réduction des stocks et ce, malgré de grands lancements réussis en parfums et le succès du mascara Ôscillation de Lancôme. La croissance en 2008 est tirée par la zone Reste du monde, en particulier par l'Europe de l'Est, et toujours par d'excellentes progressions en Asie, au Moyen-Orient et en Amérique latine. Le soin est la catégorie la plus dynamique (+3,4 % à données comparables), en particulier sur les segments anti-âge et soin pour homme. Le maquillage poursuit sa croissance, avec un leadership incontesté en mascara.

PERSPECTIVES 2009

La Division Produits de Luxe devrait bénéficier en 2009 de son exceptionnelle capacité d'innovation et de la dynamique des lancements 2008 pour résister au ralentissement du marché. L'intégration opérationnelle des marques d'YSL Beauté, qui bénéficieront de positions fortes et du soutien de la division dans le monde entier en termes de distribution, sera source de croissance. Lancôme, numéro 1 mondial de la beauté sélective, ainsi que les trois grandes signatures de mode de la division, Giorgio Armani, Yves Saint Laurent et Ralph Lauren, continueront à renforcer leur développement. La division continuera de soutenir ses marques relais à fort potentiel d'expansion comme Kiehl's, Biotherm, Shu Uemura ou Diesel. Enfin, elle proposera des innovations révolutionnaires notamment en soin et en maquillage, confirmant son rôle d'avant-garde dans le marché sélectif.

CHIFFRE D'AFFAIRES CONSOLIDÉ PAR ZONE GÉOGRAPHIQUE

En millions d'euros	2007	2008	Poids 2008	Croissance 2008/2007 à données comparables	publiées
Europe de l'Ouest	1 734,7	1 929,6	46,3 %	−1,9 %	+11,2 %
Amérique du Nord	1 053,2	954,2	22,9 %	−7,3 %	−9,4 %
Reste du monde	1 140,0	1 285,9	30,8 %	+12,4 %	+12,8 %
TOTAL	**3 927,9**	**4 169,6**	**100 %**	**+0,7 %**	**+6,2 %**

CHIFFRE D'AFFAIRES CONSOLIDÉ PAR MÉTIER

En millions d'euros	2007	2008	Poids 2008	Croissance 2008/2007 à données comparables	publiées
Soin de la peau	1 423,0	1 443,5	34,6 %	+3,4 %	+1,4 %
Parfums	1 641,6	1 781,9	42,7 %	−2,1 %	+8,5 %
Maquillage	863,3	944,2	22,6 %	+2,3 %	+9,4 %
TOTAL	**3 927,9**	**4 169,6**	**100 %**	**+0,7 %**	**+6,2 %**

faits marquants 08

Cacharel avec Amor Amor Tentation entre dans le top 10 en France et en Espagne.

Ralph Lauren lance Notorious, nouveau féminin de prestige.

Lancôme lance le parfum Magnifique et crée l'événement avec Oscillation, premier mascara vibrant à micro-oscillations, riche de quatre brevets.

La division poursuit son expansion internationale : Giorgio Armani s'installe à Beijing Civic et Hangzhou en Chine, et ouvre 120 parfumeries en Italie. Kiehl's démarre au Japon et en Amérique latine.

ANNÉE HISTORIQUE AVEC LE RACHAT D'YVES SAINT LAURENT BEAUTÉ

La Division Produits de Luxe enrichit son portefeuille de manière significative en 2008 avec l'acquisition d'YSL Beauté, consolidée depuis le 30 juin 2008. Renforçant son leadership en parfums, où elle occupe la première place sur le marché des hommes et désormais en féminins, elle consolide ses positions stratégiques sur le maquillage avec la marque Yves Saint Laurent. Cette acquisition lui donne l'opportunité de devenir le 1er groupe mondial de cosmétiques de luxe avec un éventail de marques complémentaires aux identités affirmées. Avec le soutien de la recherche du groupe et une forte implantation internationale, la division offre aux marques d'YSL Beauté de belles perspectives de croissance.

LES SIX MARQUES DE YSL BEAUTÉ


YvesSaintLaurent
Yves Saint Laurent
La marque éponyme mythique.


Boucheron
Le joaillier parfumeur.


Stella McCartney
La marque de créateur fortement engagée dans le développement durable.


Ermenegildo Zegna
Ermenegildo Zegna
La signature du prêt-à-porter italien.


Roger & Gallet
L'art du parfum délicat depuis 1862.


Oscar de la Renta
Le charme inédit du "designer" hispano-américain.


MAGNIFIQUE

—LANCÔME
Chine

Un portefeuille unique de marques

LANCÔME

Numéro 1 mondial de la beauté en sélectif, LANCÔME poursuit son développement porté par l'innovation technologique, la créativité en maquillage et l'élégance à la française. La marque crée l'événement avec le lancement d'Ôscillation, premier mascara autovibrant qui enregistre un succès sans précédent. L'arrivée de l'artiste visionnaire Aaron de Mey comme directeur artistique du maquillage inaugure une nouvelle ère créative avec la première collection Pink irrévérence. Le nouveau parfum féminin Magnifique, incarné par l'actrice Anne Hathaway, s'impose dans tous les pays du monde comme le premier lancement féminin de l'année. La ligne de produits Rénergie conforte LANCÔME dans sa position d'expert du soin anti-âge avec une croissance forte, en particulier en Asie.

GIORGIO ARMANI

Emblème de l'élégance à l'italienne, GIORGIO ARMANI maintient sa croissance, notamment en Europe, dans le circuit *travel retail* et en Asie. La marque confirme sa position de leader mondial dans la catégorie des parfums masculins avec Acqua di Gio, numéro 1 pour la huitième année consécutive, et Armani Code Homme qui se place en troisième position. L'année 2008 est marquée par le lancement du parfum masculin Emporio Armani Diamonds for Men, incarné par l'acteur Josh Hartnett. Un succès prometteur puisqu'en moins d'un mois, le parfum s'installe dans le "top 5" aux Etats-Unis et dans le "top 10" en Allemagne, en Italie et en Espagne.

YVES SAINT LAURENT

En 2008, le maquillage Yves Saint Laurent célèbre son 30e anniversaire et enregistre une septième année de très forte croissance, portée par la progression continue de ses produits cultes Touche Eclat et Mascara Volume Effet Faux Cils, et le succès de ses nouveautés comme Rouge Volupté, incarné par Kate Moss. Les ventes de parfums continuent à croître grâce aux performances de L'Homme, au déploiement du parfum *elle* renforcé par le lancement de *elle* Intense, et au maintien des principaux piliers de la marque. En soin, la marque lance la nouvelle ligne Top Secrets, qui allie la performance à la gestuelle des artistes du maquillage.



Monsieur Yves Saint Laurent incarne l'image mythique de l'élégance et du luxe français, aussi bien dans le domaine de la haute couture que dans celui des parfums et des cosmétiques. Il a révolutionné la mode et la beauté des femmes, et a su transmettre son inspiration, sa passion et sa vision esthétique au monde entier. Il reste un symbole absolu d'audace, de créativité et de pérennité.

BIOTHERM

Lancé en 2008 au Vietnam et en Roumanie notamment, BIOTHERM poursuit sa dynamique de croissance et son déploiement international. Le soin du visage phare Aquasource réalise de belles performances en Asie, soutenues par une nouvelle campagne de publicité télévisuelle. Sur le segment anti-âge, BIOTHERM lance Rides Repair avec de très bons résultats, notamment en Allemagne et en Espagne. Dans les produits pour le corps, Celluli Laser renforce la position de la marque sur la minceur et s'installe au premier rang des amincissants en Italie et au Canada. Autre succès, Eau Pure qui a occupé les premières places des ventes de parfums en Allemagne au moment de son lancement. Enfin, la gamme Biotherm Homme,


LANCÔME
ABSOLUE
PREMIUM ßx
LANCÔME

—LANCÔME
La formule avant-gardiste de Absolue Premium ßx au Pro-Xylane™ lui permet de cibler la matrice extracellulaire pour la reconstruire à tous les niveaux et redonner ainsi à la peau, matière et volume.



—GIORGIO ARMANI
Face Fabric, textile cosmétique inédit, est un maquillage invisible qui transforme le teint.



—YVES SAINT LAURENT
Rouge Volupté : 18 couleurs pour illuminer les lèvres et leur apporter une touche glamour.


BIOTHERM
RIDES REPAIR

—BIOTHERM
Rides Repair est le premier antirides dermobiotique au silicium pur.


LANCÔME
PARIS
The first vibrating mascara by Lancôme
ÔSCILLATION
A worldwide exclusive
Only at Selfridges

ÔSCILLATION EN AVANT-PREMIÈRE MONDIALE À LONDRES

Pour le lancement du mascara vibrant révolutionnaire Ôscillation, LANCÔME propose, en avant-première mondiale, une vente exclusive aux clientes du grand magasin londonien Selfridges. Cette expérience inédite avec un distributeur fait l'objet d'une communication offensive de la marque dans la presse anglaise. Selfridges offre également une visibilité spectaculaire en installant plusieurs podiums à Londres et en province ainsi qu'une vitrine sur Oxford Street pendant un mois. Résultat : plus de 100 mascaras vendus par jour. L'occasion pour la marque et l'enseigne de renforcer leurs liens exclusifs.



—GIORGIO ARMANI
Pologne.

leader mondial du soin pour homme, en circuit sélectif, maintient ses positions sur les marchés où elle est présente. Elle affirme son expertise anti-âge à travers l'Europe avec Force Suprême et élargit son territoire avec la création de Regenetic, son premier sérum antichute.

RALPH LAUREN

RALPH LAUREN consolide ses grands piliers, en particulier sur les parfums masculins Polo – dont Polo Blue et Polo Classique qui fête son 30e anniversaire avec une version modernisée Polo Modern Reserve – et Romance en féminins. RALPH LAUREN renforce sa position sur le marché des parfums pour femmes avec le lancement mondial de Notorious. Incarné par Lætitia Casta, Notorious s'inspire des grands classiques du cinéma noir américain et du glamour des stars d'Hollywood.

CACHAREL

A travers des héroïnes tendres, audacieuses et troublantes, CACHAREL accompagne les moments importants de la vie des femmes. En 2008, le lancement d'Amor Amor Tentation confirme le succès de la gamme Amor et renforce les positions de la marque auprès des jeunes, notamment en France et en Espagne. Pour ses trente ans, Anaïs Anaïs est revisité par le duo de *designers* Eley Kishimoto.


HR
HELENA RUBINSTEIN
LIVE
BRILLIANTLY

—HELENA RUBINSTEIN
Italie.

HELENA RUBINSTEIN

Marque référence de l'anti-âge, HELENA RUBINSTEIN offre des produits qui combinent audace, haute technologie et glamour pour une beauté affirmée, incarnée par Demi Moore et résumée comme un manifeste dans son slogan *"Live brilliantly"*. En 2008, la marque connaît un développement dynamique avec Lash Queen Feline Blacks devenu mascara culte, la rénovation réussie de sa gamme de soin Collagenist et le lancement de Prodigy Re-Plasty, gamme inspirée du protocole mésolift conçue en collaboration avec Laclinic-Montreux. La nouvelle identité permet d'enregistrer des progressions à deux chiffres dans les points de vente où elle est mise en place.


Polo

—RALPH LAUREN
Pour son 30e anniversaire, l'emblématique parfum pour homme Polo se modernise avec une nouvelle interprétation : Polo Modern Reserve.



—HELENA RUBINSTEIN
Lash Queen Feline Blacks devient waterproof en 2008 pour offrir un regard félin, majestueux et irrésistiblement fascinant dans toutes les situations.


shu uemura
shu uemura

—SHU UEMURA
Australie.



—KIEHL'S
Mexique.

Continuer à mondialiser les marques relais

KIEHL'S

La marque culte new yorkaise, KIEHL'S SINCE 1851, continue de déployer ses valeurs singulières et son riche héritage d'ancienne pharmacie à travers le monde en proposant des soins formulés à partir d'ingrédients doux et naturels pour toute la famille. Service, qualité, générosité et respect de l'environnement sont au cœur du succès de la marque. En 2008, elle est lancée dans six nouveaux pays qui contribuent à la très forte croissance à deux chiffres de ses ventes. Pour le lancement de Liquid Body Cleanser 100 % biodégradable, KIEHL'S s'associe à la fondation caritative JPF Eco Systems, créée avec Brad Pitt, pour soutenir une initiative environnementale à travers une avancée technologique exclusive (voir encadré page suivante).

SHU UEMURA

Fondée il y a plus de 25 ans par Monsieur Shu Uemura, artiste du maquillage et cosmétologiste de légende, SHU UEMURA puise son inspiration dans l'art de la beauté. En 2008, Kakuyasu Uchiide, héritier spirituel du maître et formé pendant 20 ans à ses côtés, devient directeur artistique international de la marque. Les huiles démaquillantes rencontrent un vif succès avec le lancement de la première référence clarifiante dans la gamme de soins blanchissants et le relancement de la référence historique "classique". La marque lance un nouveau fond de teint fluide, Face Architect, basé sur une approche architecturale du visage propre à SHU UEMURA. Elle multiplie les collaborations artistiques, avec Viktor & Rolf et la célèbre photographe japonaise Mika Ninagawa par exemple. Très dynamique dans tous ses métiers, la marque SHU UEMURA connaît une croissance forte.



—KIEHL'S
Le soin "éco-performant" Liquid Body Cleanser 100 % biodégradable est lancé en partenariat avec la fondation JPF Eco Systems, créée avec Brad Pitt.



—SHU UEMURA
Face Architect, pour un résultat seconde peau, grâce à une formule unique composée à 40 % de *depsea water*.



Kiehl's soutient des initiatives écologiques

En 2008, Kiehl's lance, en partenariat avec Brad Pitt, un soin pour le corps, 100% biodégradable et "éco-performant". L'intégralité des bénéfices de ce soin nettoyant à l'aloe vera, certifié Cradle to Cradle^{CM}[1], seront reversés à JPF Eco Systems, fondation caritative fondée avec Brad Pitt pour appuyer des initiatives écologiques globales. Le premier projet lancé par JPF Eco Systems appuie les efforts de Make it Right, organisme caritatif qui contribue au financement de logements écologiquement durables et financièrement accessibles pour les victimes de l'ouragan Katrina.

DIESEL

Diesel incarne l'alternative au luxe classique. Avec le lancement en 2007 de Fuel for Life, la marque a bousculé les codes du marché par une créativité décalée attirant les jeunes. En 2008, Diesel lance une offre inédite de customisation de flacon, qui permet à chacun de personnaliser son parfum sur Internet ou en point de vente en sélectionnant une "poche" parmi une collection disponible. La marque crée une nouvelle fragrance féminine, Fuel for Life Unlimited, parfaite illustration des codes sensuels de la féminité. Un an après son premier lancement, Diesel continue sa progression et Fuel for Life for him figure dans le "top 15" des parfums masculins sur de nombreux marchés.

VIKTOR & ROLF

En quinze ans à peine, Viktor & Rolf est devenu une référence dans l'univers du luxe et de la création. En 2008, les deux créateurs se mettent en scène dans une exposition au Barbican de Londres et célèbrent leurs premiers parfums dans une édition limitée et numérotée de Flowerbomb et Antidote. Depuis leur lancement, le succès des parfums Viktor & Rolf est porté en particulier par la croissance continue de Flowerbomb sur tous les marchés. Aux Etats-Unis, il figure parmi les 20 meilleures ventes des *fragrance bars* alors qu'il est présent dans moins de 500 points de vente.

YUE SAI

Expression de la beauté chinoise, Yue Sai consolide ses positions avec le succès du soin Vital Essential Water. Le lancement d'Empower Active Regenerating Cream, qui allie le ginseng tibétain à la fameuse molécule anti-âge Pro-Xylane™, permet à Yue Sai de conquérir une légitimité de spécialiste de la peau chinoise. Avec Silky Moist Magnificent Ruby lipstick, la marque réussit son entrée sur le segment des lèvres. Ces produits phares permettent à Yue Sai d'afficher une croissance à deux chiffres dans les grands magasins et de prendre la tête des marques chinoises en sélectif.


YUE SAI

—YUE SAI
Chine.

[1] Cradle to Cradle^{CM} est une marque de MBDC LLC (McDonough Braungart Design Chemistry), qui certifie qu'une formulation est apte à minimiser l'impact sur l'environnement et à optimiser le recyclage, créant ainsi un produit "éco-performant".



—DIESEL
Sublimant les années folles, Fuel for Life Unlimited s'offre à celles qui désirent un plaisir, un pouvoir, une expérience illimités.



—VIKTOR & ROLF
La fragrance Flowerbomb embrasse le monde de ses créateurs : un bouquet explosif de fleurs s'ouvrant délicatement sur une multitude de sensations.



—YUE SAI
Empower, véritable réponse globale anti-âge, contient du Pro-Xylane™ associé au ginseng du Tibet, à la gelée royale et aux extraits de jasmin et de cèdre.

COSMÉTIQUE

Active

VICHY
LA ROCHE-POSAY
INNÉOV
SKINCEUTICALS
SANOFLORE






VICHY

Anticiper les attentes de santé dans la beauté

“En tant que numéro 1 du marché dermocosmétique en pharmacie, le premier enjeu de la Division Cosmétique Active est d'être le partenaire privilégié des pharmaciens et des dermatologues, à travers un portefeuille de marques uniques et complémentaires et des efforts de formation pour soutenir leur développement. Le deuxième enjeu est le déploiement de ses grandes marques dans les zones géographiques encore sous-potentialisées pour la division : Europe de l'Est, Asie, Amérique latine, mais aussi Etats-Unis. Son troisième enjeu est de continuer à innover sur son cœur de métier, le soin de la peau, pour nourrir les grandes franchises du catalogue.”

Brigitte Liberman
Directrice Générale Cosmétique Active

BILAN 2008

Sur un marché dermocosmétique en ralentissement, la Division Cosmétique Active progresse de +4,2% à données comparables avec des résultats contrastés selon les zones géographiques. L'Europe de l'Ouest est en léger retrait, pénalisée par un fléchissement du marché en pharmacie et par le recul des ventes de produits saisonniers pour VICHY. L'Amérique du Nord poursuit sa croissance, à +4,7%, dans un marché très perturbé. La zone Reste du monde confirme son dynamisme avec une croissance à deux chiffres de +14%, tirée en particulier par l'Amérique latine et l'Asie, et représente aujourd'hui 36,4% du chiffre d'affaires de la division. La progression des investissements publipromotionnels permet de renforcer sa position mondiale sur son cœur de métier, le soin de la peau.

PERSPECTIVES 2009

Le marché de la dermocosmétique en pharmacie devrait être soutenu par les valeurs intrinsèques du circuit : santé, éthique, conseil, proximité et bon rapport qualité-prix. Numéro 1 du marché, la Division Cosmétique Active devrait bénéficier de plusieurs facteurs favorables : la complémentarité de son portefeuille unique de marques pour couvrir tous les courants de consommation alliant beauté et santé ; la richesse de ses innovations sur les grands segments de la dermocosmétique comme l'acné, l'anti-âge, les solaires et le corps ; la concentration des ressources et des investissements sur des initiatives majeures ; la poursuite des efforts de productivité au niveau de l'organisation et des achats.

CHIFFRE D'AFFAIRES CONSOLIDÉ PAR ZONE GÉOGRAPHIQUE

En millions d'euros	2007	2008	Poids 2008	Croissance 2008/2007 à données comparables	publiées
Europe de l'Ouest	727,5	716,7	55,6%	−1,5%	−1,5%
Amérique du Nord	105,1	103,3	8,0%	+4,7%	−1,8%
Reste du monde	415,4	469,4	36,4%	+14,0%	+13,0%
TOTAL	**1 248,1**	**1 289,3**	**100%**	**+4,2%**	**+3,3%**

CHIFFRE D'AFFAIRES CONSOLIDÉ PAR MÉTIER

En millions d'euros	2007	2008	Poids 2008	Croissance 2008/2007 à données comparables	publiées
Soin de la peau	978,4	993,5	77,1%	+2,6%	+1,5%
Capillaire	98,8	109,9	8,5%	+11,9%	+11,3%
Maquillage	93,7	94,2	7,3%	+1,2%	+0,5%
Autres	77,2	91,6	7,1%	+16,4%	+18,7%
TOTAL	**1 248,1**	**1 289,3**	**100%**	**+4,2%**	**+3,3%**

faits marquants 08

Nouvelle année de progression à deux chiffres pour La Roche-Posay qui accélère sa croissance en Amérique latine, en Asie et en Europe de l'Est.

Vichy consolide sa position de numéro 1 mondial dans l'anti-âge avec le succès de la gamme antirides et fermeté Liftactiv CxP.



LA ROCHE-POSAY
理肤泉
LA ROCHE-POSAY
LABORATOIRE PHARMACEUTIQUE
HYDREANE
LEGERE
CREME HYDRATANTE
PEAUX SENSIBLES
MOISTURIZING CREAM
FOR SENSITIVE SKIN
40 ml - 1.35 FL.OZ
VICHY
LABORATOIRES
LIFTACTIV CxP
SOIN RECONSTRUCTEUR
ANTI-RIDES & FERMETÉ
innéov
SANOFLORE
LABORATOIRE
CRÈME
AROMA-ÉNERGISANTE
Extrait de Grenade
& Huile essentielle
de Gingembre
AROMA-ENERGISING
CREAM
BIO
SKINCEUTICALS
PHLORETIN CF
innéov

Les marques "relais" SkinCeuticals et Sanoflore poursuivent leur déploiement progressif en Europe pour répondre aux nouveaux courants de consommation.

Innéov poursuit sa conquête du monde avec l'ouverture réussie du Brésil. La marque de compléments nutritionnels à visée beauté conforte sa position de numéro 1 du marché en Europe.


VICHY
VICHY
VICHY
HOMME
VICHY
VICHY
Центр Здоров'я Шкіри
Центр
Здоров'я
Шкіри

—VICHY
Ukraine.

Innover sur notre cœur de métier, le soin de la peau

VICHY

Les Laboratoires Vichy développent des produits de soins quotidiens dédiés à la santé et à la beauté de la peau. Après un début d'année ralenti, lié à une contre-performance sur les produits saisonniers, VICHY connaît un second semestre plus dynamique grâce à des innovations majeures en soin du visage : Liftactiv CxP, soin reconstructeur antirides et fermeté, qui déclenche un effet lifting par action biologique ; Normaderm, soin hydratant anti-imperfections à formule renforcée ; Aqualia, qui continue sa progression enrichie par l'arrivée d'Aqualia Baume Minéral. En capillaire, le lancement d'Aminexil Energy contre la chute prématurée des cheveux confirme le leadership de VICHY sur ce segment. Numéro 1 en pharmacie en Europe, en Asie et en Amérique latine, VICHY poursuit son déploiement aux Etats-Unis en 2008.

LA ROCHE-POSAY

LA ROCHE-POSAY propose une ligne de soins quotidiens dermocosmétiques et une ligne de maquillage, alliant un maximum de tolérance et d'efficacité pour une prise en charge quotidienne de toutes les peaux, même les plus sensibles. En 2008, le chiffre d'affaires de la marque progresse de + 11,4 % grâce au soutien de plus de 25 000 dermatologues qui prescrivent LA ROCHE-POSAY dans plus de 60 pays, et l'appui d'un conseil actif en pharmacie. Trois grands lancements marquent l'année : la nouvelle Toilette Démaquillante Physiologique sans parabène et sans alcool, le soin hydratant pour peaux sensibles Hydréane à l'eau thermale de La Roche-Posay et Kérium Anti-Chute, traitement intensif au madécassoside.

INNÉOV

En 2008, cinq ans après sa création, INNÉOV confirme sa position de numéro 1 en Europe en matière de compléments nutritionnels à visée beauté. La marque est reconnue pour son approche scientifique rigoureuse issue de la collaboration entre les chercheurs de L'Oréal et de Nestlé.
Les ventes et la part de marché d'INNÉOV progressent fortement grâce, notamment, à deux initiatives majeures : le lancement d'Innéov Homme Anti-Chute, le premier concentré nutritionnel qui s'attaque aux quatre causes biologiques de la chute de cheveux chez l'homme, et le lancement de la marque au Brésil, où INNÉOV a reçu un accueil enthousiaste des dermatologues et des consommateurs.

Partenariat

2 000 "PHARMACIENS MANAGERS" FORMÉS DANS 10 PAYS

En tant que numéro 1 de la dermocosmétique, la division s'attache à former et à développer ses partenaires pharmaciens. En 2008, la division fête son 2000e "Pharmacien Manager". Tous ont suivi le cursus marketing et management de haut niveau conçu par la division. Objectif : mieux répondre aux attentes des consommateurs en développant l'attractivité du point de vente et les valeurs clés du circuit, conseils et services beauté-santé. "Pharmacien Manager" est présent dans plus de 10 pays avec des résultats très positifs sur la croissance de la dermocosmétique.


VICHY
AQUALIA

—VICHY
Effet "pansement" pour le baume minéral Aqualia Thermal réhydratant et réparateur.


KERIUM

—LA ROCHE-POSAY
Kérium anti-chute : un traitement intensif au madécassoside, pour hommes et femmes.


homme

—INNÉOV
Innéov Homme Anti-Chute donne aux cheveux force et épaisseur grâce aux phytostérols de pin.


LA ROCHE-POSAY
LABORATOIRE PHARMACEUTIQUE
理肤泉

—LA ROCHE-POSAY
Chine.

Engagements

Exigences dermatologique et environnementale

Premier actif des soins, l'eau thermale La Roche-Posay est une ressource naturelle rare et fragile. La marque s'engage au quotidien à contrôler les activités aux alentours de la source, à vérifier la qualité de l'eau et, plus généralement, à protéger l'environnement. Par ailleurs, LA ROCHE-POSAY offre désormais à ses consommateurs un grand nombre de produits sans parabène.



—SKINCEUTICALS
Italie.

SKINCEUTICALS

SKINCEUTICALS consolide sa position de numéro 1 du soin de la peau médical et professionnel dans les circuits médicaux esthétiques et les spas haut de gamme aux Etats-Unis. L'entrée réussie de la marque dans les grands marchés d'Europe amorce son internationalisation. Le lancement du sérum Phloretin CF, récompensé par de nombreux prix aux Etats-Unis, renforce le leadership technologique de SKINCEUTICALS en matière d'anti-oxydants.

SANOFLORE

Experts du bio, les Laboratoires Sanoflore ont rejoint L'Oréal en octobre 2006. SANOFLORE se positionne comme une marque bio efficace *via* une gamme complète de soins cosmétiques aux huiles essentielles biologiques, d'aromathérapie et de phytothérapie. En 2008, SANOFLORE commence son développement international dans le circuit pharmaceutique et chez quelques distributeurs spécialisés en cosmétique bio. Son ambition est de devenir un acteur majeur du marché porteur de la cosmétique naturelle.


SANOFLORE

—SANOFLORE
Allemagne.

—SKINCEUTICALS
A.G.E. Interrupter s'attaque au phénomène complexe qu'est le vieillissement intrinsèque, en particulier le processus de glycation.



—SANOFLORE
Cette sève aromadrainante bio permet de lutter contre la rétention d'eau et de drainer les toxines pour affiner la silhouette.


The Body Shop

faits marquants 08


GET LIPPY
PREVENT HIV

En partenariat avec la chaîne de télévision MTV Networks International, collecte de 1 million de livres pour la fondation "Staying Alive" qui se consacre aux actions de sensibilisation et de prévention du sida.

Introduction de bouteilles en plastique PET 100 % recyclé.

Ouverture des premières boutiques The Body Shop en Egypte et en Slovaquie, et acquisition stratégique de ses franchisés en Espagne.

Mise en place de trois nouveaux partenariats de commerce équitable au Kenya, aux Samoa et en Equateur.

Lancement de Nature's Minerals™, gamme de maquillage constituée exclusivement de minéraux, sans parfum ni conservateurs ajoutés, et proposant l'indice de protection solaire le plus élevé de sa catégorie.

NOMBRE DE BOUTIQUES

	Au 31 décembre 2007	Au 31 décembre 2008	Variation en 2008
Boutiques en propre	1 008	1 069	+ 61
Boutiques en franchise	1 418	1 481	+ 63
TOTAL	**2 426**	**2 550**	**+ 124**

CHIFFRE D'AFFAIRES

En millions d'euros	2008	Croissance à données comparables
Ventes de détail[1]	1 234,0	+ 1,9 %
Ventes de détail à parc de boutiques identique[2]	1 038,5	– 2,3 %
Chiffre d'affaires consolidé	756,0	+ 4,6 %

VENTES DE DÉTAIL PAR ZONE GÉOGRAPHIQUE

En millions d'euros	2008	Poids 2008	Croissance à données comparables
Europe de l'Ouest	549,1	44,5 %	+ 1,4 %
Amérique du Nord	196,9	16,0 %	– 11,3 %
Reste du monde	488,0	39,5 %	+ 9,1 %
TOTAL	**1 234,0**	**100 %**	**+ 1,9 %**

BILAN 2008

A données comparables, le chiffre d'affaires de The Body Shop a augmenté de + 4,6 %. Les ventes de détail[1] ont progressé de + 1,9 %. La marque connaît de bons résultats en Suède, en Suisse, au Moyen-Orient, à Hong Kong, à Singapour, en Corée, en Indonésie et en Inde. En revanche, en raison d'une baisse de fréquentation dans les boutiques due au contexte économique difficile au quatrième trimestre, les ventes ont été décevantes en Grande-Bretagne, en Espagne et en Amérique du Nord. En 2008, 124 boutiques ont été ouvertes portant leur nombre à 2 550 en fin d'année.

PERSPECTIVES 2009

En 2009, The Body Shop poursuivra sa dynamique de création de produits inspirés par la nature et issus du commerce équitable en soin du visage et du corps, en fragrance et en maquillage. La marque continuera par ailleurs à déployer ses initiatives en matière éthique et sociétale. Elle renforcera la relation privilégiée qu'elle entretient avec ses clients, tout en partant à la conquête de nouveaux marchés en collaboration avec un solide réseau de franchisés.

(1) Total des ventes aux consommateurs tous circuits confondus.
(2) Total des ventes aux consommateurs réalisées par les boutiques continûment présentes entre le 1er janvier et le 31 décembre 2008 et la même période de 2007.



—MORINGA
Cette ligne propose les bienfaits de l'huile de graines de moringa, "arbre miracle" en médecine ayurvédique.



—SOMMEIL PROFOND
La nouvelle gamme au jujube nourrit le corps et assure un sommeil sans nuage.



—CERISIER DU JAPON
Cette gamme comprenant des extraits de cerisiers ainsi que des ingrédients issus du commerce équitable est inspirée de la beauté du cerisier du Japon.

Avec sa nouvelle communication autour de "Nature's way to beautiful"(1) et de nouveaux visuels dans les points de vente, The Body Shop réaffirme sa philosophie de marque naturelle et éthique, et crée une nouvelle dynamique commerciale.

(1) "La nature, notre guide de beauté."

En 2008, la politique d'innovation de la marque s'illustre notamment par le lancement de quatre lignes "Bien-Etre", à base d'ingrédients naturels, inspirées de remèdes traditionnels, et de la gamme de maquillage Nature's Minerals™. La marque propose également une ligne de soins hydratants pour le corps, Moringa, riche en ingrédients issus du commerce équitable, et trois nouvelles fragrances, Cerisier du Japon, White Musk® Blush et Aqua Lily. Pionnière de son secteur, The Body Shop introduit l'utilisation d'huile de palme provenant de sources renouvelables dans toute sa gamme de savons, soit 7,5 millions de savons vendus chaque année.

THE BODY SHOP À L'HONNEUR

Depuis sa création par Dame Anita Roddick en 1976, The Body Shop défend le principe d'une responsabilité forte de l'entreprise vis-à-vis de la société et des communautés. A travers ses campagnes de défense des droits de l'homme et son programme *Community Trade* de soutien au commerce équitable, la marque ne cesse de promouvoir le changement social et environnemental. Ses réalisations en ce domaine ont été saluées. The Body Shop a reçu le prix de la meilleure "Réputation Ethique" au Royaume-Uni et a été choisi comme la "marque verte préférée des consommateurs" aux Etats-Unis ; en Asie, sa "Responsabilité sociale d'entreprise" a également été récompensée. Depuis 2003, The Body Shop a collecté près de 1,2 million de livres pour venir en aide aux femmes victimes de violences domestiques, dans le cadre de la campagne *Stop Violence in the Home*. Par ailleurs, la RSPCA (*Royal Society for the Prevention of Cruelty to Animals*), organisme anglais de protection et de lutte pour la cause animale, lui a décerné un prix pour son engagement de longue date en la matière. Enfin, The Body Shop publiera en 2009 son *Values Report*, rédigé en consultation avec plusieurs ONG et personnalités compétentes, après validation par des experts indépendants.



Engagements

Un commerce toujours plus équitable

Il y a 21 ans, avec le lancement de son programme *Community Trade*, The Body Shop fut la première entreprise à introduire le commerce équitable dans l'industrie cosmétique. Cette initiative originale lui permet aujourd'hui de s'approvisionner directement auprès de fournisseurs locaux dans 20 pays et d'assurer l'accès de 25 000 personnes à des ressources aussi essentielles que l'éducation par exemple. Avec la mise en place de trois partenariats en 2008, trois nouveaux ingrédients entreront dans la composition des produits : l'huile de coco vierge biologique des Samoa, l'huile de tournesol biologique du Kenya et l'éthanol biologique d'Equateur. Ce dernier exemple de culture biologique contribuera aussi à préserver la biodiversité en Equateur et permettra d'offrir un revenu à environ 200 fermiers touchés par la crise de l'industrie locale de la canne à sucre.

GALDERMA

La science au service des dermatologues

Exclusivement dédiée à la dermatologie, Galderma a l'ambition d'être reconnue comme l'entreprise innovante la plus compétente dans son domaine. L'innovation et la recherche sont au cœur de sa stratégie. En apportant le progrès scientifique aux patients et aux médecins, Galderma fait avancer la dermatologie dans le monde.



—DIFFÉRINE®
Traitement de référence de l'acné, premier rétinoïde topique approuvé au Japon.



—ORACEA®
Le premier traitement oral de la rosacée autorisé aux Etats-Unis.



BILAN 2008

Galderma réalise une année exceptionnelle avec une croissance du chiffre d'affaires de + 17,1 % à données comparables. Le laboratoire continue de progresser sur ses marchés historiques, notamment en Amérique du Nord où les ventes augmentent de + 18,5 %. Les principaux moteurs de cette croissance sont les traitements Différine® et Epiduo™ (acné), Rozex®/Metro® et Oracea® (rosacée), Clobex® (psoriasis), Dysport® (rides d'expression) et Cétaphil® (soins nettoyants et hydratants). Tous contribuent à la progression significative des parts de marché de Galderma.

PERSPECTIVES 2009

Galderma poursuivra le déploiement mondial d'Epiduo™, son nouveau médicament contre l'acné, notamment aux Etats-Unis où il a été approuvé fin 2008. Vectical®, destiné aux patients souffrant de psoriasis, viendra enrichir l'offre de la filiale américaine. En Europe, plusieurs produits stratégiques seront lancés : Oracea® pour traiter la rosacée, Clobex® Shampooing, reconnu dans le traitement du psoriasis, et Azzalure® pour atténuer les rides d'expression.



—EPIDUO™
Une association médicamenteuse unique mise au point par Galderma pour le traitement de l'acné.

CHIFFRE D'AFFAIRES CONSOLIDÉ PAR ZONE GÉOGRAPHIQUE(1)

En millions d'euros	2007	2008	Poids 2008	Croissance 2008/2007 à données comparables	publiées
Europe de l'Ouest	187,2	196,6	23,0 %	+ 7,3 %	+ 5,0 %
Amérique du Nord	409,8	492,0	57,6 %	+ 18,5 %	+ 20,1 %
Reste du monde	138,0	165,2	19,4 %	+ 26,3 %	+ 19,7 %
TOTAL	**735,0**	**853,8**	**100 %**	**+ 17,1 %**	**+ 16,2 %**

(1) 100 % des ventes Galderma.

Grâce à l'acquisition de CollaGenex aux Etats-Unis, Galderma enrichit son portefeuille avec Oracea®, le premier traitement oral de la rosacée autorisé par la FDA (*Food and Drug Administration*), et deux produits topiques en cours de développement.

Au Japon, deuxième marché dermatologique mondial, le lancement de Différine® marque une étape importante dans l'histoire de Galderma. Issu de la recherche Galderma, ce traitement de référence de l'acné est le premier rétinoïde topique approuvé au Japon.

Egalement découvert et mis au point par Galderma, Epiduo™ est une association médicamenteuse unique, reconnue pour son innovation thérapeutique dans le traitement de l'acné. Il s'impose avec succès en Amérique latine et en Europe.

Pour répondre à l'évolution des besoins des médecins et des patients, Galderma fait son entrée dans la dermatologie correctrice et esthétique avec la commercialisation en Amérique latine de Dysport®, une toxine botulique de type A pour les rides d'expression. Son lancement européen est prévu en 2009.

Le laboratoire continue à développer des partenariats avec les professionnels de santé et la communauté scientifique. L'activité intense de la Recherche et Développement s'est traduite par des avancées significatives dans plusieurs projets majeurs, une cinquantaine de brevets déposés pour protéger les innovations et de nombreux enregistrements de produits.

Les lancements de produits et l'internalisation continue de la production des marques stratégiques ont amené les usines à des niveaux d'activité records. Dans le même temps, plusieurs certifications des usines française, canadienne et brésilienne ont été obtenues ou reconduites en 2008. Galderma confirme ainsi ses initiatives pour l'amélioration de la sécurité et la protection de l'environnement.

Galderma poursuit son engagement : développer des solutions médicales toujours plus innovantes, diversifiées et complémentaires pour faire progresser la dermatologie dans le monde.



Amérique du Nord

3 739 M€ de chiffre d'affaires consolidé[1]

18,2 % de part de marché[2]

22,9 % des ventes cosmétiques du groupe


LIPO·METRIC
VICHY

Amérique latine

1 151 M€ de chiffre d'affaires consolidé[1]

12,1 % de part de marché[2]

7,0 % des ventes cosmétiques du groupe

(1) Chiffre d'affaires cosmétique consolidé.
(2) Hors savons, dentifrices et rasoirs. 2008 estimations provisoires avec YSL Beauté en année pleine. Source : estimations L'Oréal.

INTERNATIONAL

SAISIR LE POTENTIEL DE TOUS LES MARCHÉS


MAYBELLINE

Europe de l'Ouest

7 382 M€ de chiffre d'affaires consolidé[1]

22,7 % de part de marché[2]

45,1 % des ventes cosmétiques du groupe


MATRIX
MATRIX

Europe de l'Est

1 380 M€ de chiffre d'affaires consolidé[1]

16,6 % de part de marché[2]

8,4 % des ventes cosmétiques du groupe


Dark and Lovely

Afrique, Orient, Pacifique

862 M€ de chiffre d'affaires consolidé[1]

14,3 % de part de marché[2]

5,3 % des ventes cosmétiques du groupe


L'ORÉAL

Asie

1 844 M€ de chiffre d'affaires consolidé[1]

2,7 % de part de marché[2] au Japon

10,9 % de part de marché[2] hors Japon

11,3 % des ventes cosmétiques du groupe

Année après année, L'Oréal construit patiemment ses positions sur tous les continents, circuit par circuit, catégorie par catégorie. Avec son portefeuille de marques riche et varié, le groupe est bien placé pour capter toutes les envies de beauté et répondre aux besoins de tous les consommateurs, quels que soient leurs revenus et leurs attentes. En internationalisant chacune de ses marques, en abordant chaque année de nouveaux territoires, le groupe s'ouvre d'immenses perspectives de croissance.

Europe de l'Ouest p. 74
Europe de l'Est p. 76
Amérique du Nord p. 78
Amérique latine p. 80
Asie p. 82
Afrique, Orient, Pacifique p. 84

Europe de l'Ouest

Le chiffre d'affaires de la zone Europe de l'Ouest ressort à −0,3 % à données comparables. Tout en restant en croissance, le marché a nettement ralenti. Il s'est dégradé au fil des trimestres en France et dans plusieurs pays d'Europe du Sud, en particulier dans le circuit du luxe. La gestion très rigoureuse des inventaires par les distributeurs a affecté les facturations dans l'ensemble des divisions. Néanmoins, les ventes du groupe évoluent favorablement au Royaume-Uni et en Allemagne, et sont en forte croissance dans plusieurs pays d'Europe du Nord (Pays-Bas, Norvège, Suède). Au total, L'Oréal conforte ses positions en Europe de l'Ouest grâce à des gains de parts de marché dans les divisions Produits Professionnels et Produits Grand Public. Parmi les avancées stratégiques du groupe dans la zone, figure la percée de la Division Produits Grand Public dans les soins de la peau en Allemagne.


L'ORÉAL
L'ORÉAL
COLLAGEN
MODELLIERER
Aufpolsternde Pflege
für Gesicht und Hals
Mit Pro Collagen-Aktivator

CROISSANCE RAPIDE DE L'ORÉAL EN ALLEMAGNE

Toutes les grandes marques internationales de L'Oréal sont implantées dans ce pays. En 2007, le groupe a pris la tête du marché face à des marques nationales historiques. En 2008, L'Oréal connaît une nouvelle année de croissance rapide. La Division Produits Professionnels conquiert 3 000 nouveaux salons. Sa réussite dans le haut de gamme est portée par le succès de Kérastase et de Shu Uemura Art of Hair. Dans le Luxe, L'Oréal est numéro 1 et progresse à un rythme très soutenu grâce à Giorgio Armani et Biotherm, qui connaît la croissance la plus rapide du marché. La Division Produits Grand Public connaît la plus forte progression, tirée notamment par sa percée en soin de la peau. La Division Cosmétique Active occupe la première place dans les pharmacies et déploie les marques SkinCeuticals et Sanoflore.

Allemagne : percée stratégique en soin de la peau

Déjà leader en maquillage populaire, la Division Produits Grand Public poursuit sa percée stratégique en soin de la peau où ses deux marques – L'Oréal Paris et Garnier – figurent parmi les trois premières du marché. Cette conquête, fruit de nombreuses années d'innovations et de rénovations systématiques des grandes franchises, conforte la division dans son ambition de conquérir la première position du marché allemand du soin de la peau.

Premier avantage compétitif de la Division Produits Grand Public, un portefeuille de marques différenciées et complémentaires. L'offre premium de L'Oréal Paris combinée à celle de Garnier, marque naturelle et accessible, permet de toucher différentes clientèles et de couvrir tous les segments et niveaux de prix. Grâce à cette politique multimarque, la division s'est imposée comme numéro 2 du marché.

UN SOIN POUR CHAQUE ÂGE

En construisant des franchises durables, comme Revitalift, Age Perfect ou Collagen filler, chacune dédiée à une classe d'âge, L'Oréal Paris pérennise la confiance des consommateurs. Récent succès, la gamme Derma Genèse, lancée fin 2007, est déjà la troisième franchise de la marque. Chez Garnier, UltraLift a conquis la deuxième position en soin antirides et a vu son chiffre d'affaires doubler en trois ans.

Autre atout décisif, les innovations. Elles sont plébiscitées par les consommatrices comme l'atteste le succès du soin Caféine


L'ORÉAL
PARIS
L'ORÉAL
PARIS

En grande distribution aussi, le conseil est essentiel. L'ORÉAL PARIS met à la disposition des consommatrices des outils d'autodiagnostic de la peau pour les aider à choisir le produit le mieux adapté. Résultat : +20 % de ventes dans les magasins dans lesquels ils sont installés.


EMPORIO ARMANI
EMPORIO ARMANI
EMPORIO ARMANI
DIAMONDS

Emporio Armani Diamonds for Men entre immédiatement dans le classement des 10 meilleures ventes de parfums masculins des deux grands magasins emblématiques d'Angleterre.

Roll-on yeux, devenu en quelques semaines le premier soin des yeux du marché. De son côté, L'ORÉAL PARIS lance un sérum dans la ligne Derma Genèse, produit jusqu'alors inexistant en grande distribution. Les consommatrices adoptent très vite ce nouveau geste de beauté : 300 000 sérums se sont vendus en un an.

CAP SUR LES PEAUX MATURES

Dans un pays où 20 % de la population est âgée de plus 65 ans, les seniors constituent une opportunité majeure. Les franchises Age Perfect et Re-Perfect de L'ORÉAL PARIS progressent de + 14 % en 2008 et la marque prend la première place sur le marché des peaux matures. Autre cible prometteuse : les hommes. La gamme Men Expert progresse de + 26 % en 2008, et talonne désormais la première marque du marché, trois ans après son lancement.



La recette Matrix fonctionne en France

Lancée en France il y a seulement quatre ans, la marque MATRIX est aujourd'hui vendue dans plus de 6 000 salons de l'Hexagone, où elle connaît une progression record de + 24 % en 2008. A Paris, les Salons Joffo, emblématiques de la coiffure parisienne, travaillent désormais avec MATRIX.


JOFFO
SANS
rendez-v
7h30-19
FEMME
HOMME
MATRIX

Positionnée comme la plus accessible des marques professionnelles, MATRIX apparaît comme une réponse anticrise pour un grand nombre de salons de coiffure. La marque est aujourd'hui présente dans plus de 50 000 salons d'Europe de l'Ouest. 160 éducateurs assurent localement la formation à l'utilisation des produits MATRIX et le développement des services dans les salons, contribuant ainsi à l'image d'un circuit professionnel abordable et de qualité.

Grande-Bretagne : 3 parfums masculins dans le "top 10"

En 2008, Armani Diamonds for Men vient renforcer les positions de la Division Produits de Luxe sur le marché des parfums en Grande-Bretagne. Lancé en octobre avec un succès instantané, il bénéficie pour les fêtes de fin d'année d'une présence extrêmement visible dans les points de vente clés et d'un large soutien publicitaire. Absente du "top 10" des parfums masculins il y a trois ans, la division y compte désormais trois de ses fragrances. Armani Diamonds for Men rejoint en effet Armani Code et Diesel Fuel for Life dans le classement des 10 meilleures ventes des deux grands magasins emblématiques d'Angleterre, Debenhams et House of Frasers. La réussite de GIORGIO ARMANI est tout aussi éclatante en féminins, avec deux parfums classés dans le "top 10" des mêmes grands magasins.


ARMANI
code
DIESEL
DIESEL
FUEL for LIFE
DIESEL

Europe de l'Est

L'Oréal poursuit sa très forte dynamique, avec une croissance du chiffre d'affaires de + 21,1 % à données comparables, avec toutefois un rythme différent au quatrième trimestre en raison des difficultés rencontrées par certains distributeurs en Russie et en Ukraine. La croissance reste forte dans ces deux pays, à + 20,7 % en Russie et + 70,0 %[1] en Ukraine à données comparables. Elle est également soutenue en Pologne. Enfin, les autres pays de la région contribuent de manière significative à la croissance, comme la Roumanie, la Croatie ou la Slovénie. Parmi les grands succès de l'année, on note le renforcement du leadership de la Division Produits Professionnels dans toute la zone, en particulier en Russie, et la percée de LANCÔME dans tous les pays.


L'ORÉAL
PROFESSIONNEL
PARIS
expert
vitamino
color
INCELL
HYDRO-RESIST

L'ORÉAL EN RUSSIE

Dès l'ouverture du marché, au début des années 1990, L'Oréal déploie ses grandes marques. Depuis 2007, L'Oréal est numéro 1 des cosmétiques en Russie. GARNIER est leader en soin de la peau, tous circuits confondus, et L'ORÉAL PARIS est la première marque de maquillage. La Division Cosmétique Active, numéro 1 sur son marché, est notamment tirée par LA ROCHE-POSAY et INNÉOV qui ont doublé leurs ventes en deux ans. Enfin, dans un marché sélectif en plein essor, la Division Produits de Luxe progresse très rapidement.

Conquérir et moderniser les salons de coiffure russes

Jouant un vrai rôle de leader sur le marché russe, la Division Produits Professionnels apporte une réponse adaptée aux besoins de tous les salons, du plus populaire au plus luxueux. En misant sur la formation des coiffeurs, la division participe activement à l'émergence de salons modernes et dynamiques. En trois ans, son chiffre d'affaires a plus que doublé.

Première marque introduite dans le pays, en 1996, L'ORÉAL PROFESSIONNEL est présente dans 3 600 salons. Classée numéro 1 en termes d'image tant auprès des coiffeurs que des consommatrices[2], elle est aujourd'hui reconnue pour l'avance technologique de ses produits et son inspiration tirée de la mode parisienne. Sur ce segment des salons premiums, la division a complété son offre en 2007 avec le lancement de la marque américaine REDKEN 5TH AVENUE.

L'ACCESSIBILITÉ AVEC MATRIX

Pour répondre aux besoins des salons les plus populaires qui recherchent le meilleur rapport qualité/prix, la division a lancé MATRIX en 2003. La marque, qui a vu ses ventes progresser de + 53 % en 2008, a déjà séduit 5 600 salons et ambitionne d'étendre largement son réseau.

LE GRAND DYNAMISME DU LUXE

Le segment des salons haut de gamme s'est, lui aussi, révélé particulièrement dynamique ces dernières années. Présent dans plus de 400 salons les plus luxueux, KÉRASTASE progresse de + 33 % en 2008. Les femmes russes

(1) Hors export.
(2) Source : Étude Image coiffeurs et consommatrices, MASMI, 2008.


PROFESSIONNEL

L'ORÉAL PROFESSIONNEL est classé numéro 1 en termes d'image tant auprès des coiffeurs que des consommatrices.



KÉRASTASE étend sa distribution de manière extrêmement sélective.

apprécient les services et rituels de beauté très pointus comme l'atteste le succès de l'Institut de l'esthétique du cheveu ouvert dans l'un des plus prestigieux salons de Moscou, Sakura. En 2008, la marque nouvellement créée, KÉRASKIN ESTHETICS, fait son entrée dans une dizaine de salons haut de gamme à Moscou et Saint-Pétersbourg. Dans un pays où plus de 50 % des salons de coiffure haut de gamme sont équipés de cabines de soins esthétiques, les perspectives de développement de KÉRASKIN ESTHETICS sont très prometteuses.

40 000 COIFFEURS FORMÉS EN 2008

Facteur clé du déploiement des marques, l'éducation s'avère essentielle pour enrichir les compétences techniques et artistiques des coiffeurs. La Division Produits Professionnels s'investit énormément dans l'éducation *via* son académie de Moscou, les 17 centres techniques situés en province ainsi que les démonstrations et shows artistiques très nombreux, tel le *Color Trophy* qui réunit tous les ans les plus grands coloristes du pays. Au total, ces différentes manifestations et séminaires ont permis de générer plus de 40 000 contacts de formation en 2008.


MATRIX

Lancôme séduit les Russes

En Russie, neuf femmes sur 10 connaissent la marque LANCÔME. Elles sont des milliers à avoir adopté son mascara Hypnôse, et à s'être inscrites sur listes d'attente pour se procurer le mascara Ôscillation lancé en exclusivité dans les célèbres grands magasins Goum et Tsoum.



Son succès propulse d'ailleurs LANCÔME au premier rang des mascaras en 2008. Même engouement pour les parfums, où Magnifique se classe numéro 1 des ventes au Goum le mois de son lancement. Incarnation du charme et de l'élégance à la française, LANCÔME fait rêver les femmes russes et séduit tout particulièrement les jeunes. Pour aller à leur rencontre, la marque a quasiment triplé le nombre de ses points de vente en trois ans, en maintenant son approche extrêmement sélective. Ses ventes progressent de + 21 % en 2008.

L'Ukraine à la mode Maybelline New York

La conquête de l'Ukraine continue pour MAYBELLINE NEW YORK. Les ventes de la marque progressent de + 84 %[1] à données comparables en 2008, portées par les mascaras vedettes Define-A-Lash et Volum'Express, et par le fond de teint Affinitone. Spécialement adapté aux carnations des femmes d'Europe de l'Est, Affinitone connaît un vif succès dans tous les pays de la zone. En recrutant les meilleurs artistes maquilleurs ukrainiens, MAYBELLINE NEW YORK s'affirme comme une marque à la mode. Elle va également à la rencontre de ses clientes dans les universités et renforce son rôle de conseil par la présence de conseillères beauté dans les points de vente les plus dynamiques. Ainsi, elle se positionne au cœur de la beauté quotidienne des Ukrainiennes.


MAYBELLINE

(1) Hors export.

Amérique du Nord

L'Amérique du Nord, qui affiche un recul de ses ventes de −4,8 % à données comparables, connaît une année très difficile, marquée par la dégradation progressive du marché accompagnée d'une réduction sensible des inventaires chez les distributeurs. Au quatrième trimestre, les ventes se détériorent nettement, en particulier dans les grands magasins. Malgré la forte baisse de fréquentation des salons, la Division Produits Professionnels conforte sa position de leader grâce à sa progression en coloration et la belle performance de ses marques haut de gamme KÉRASTASE et SHU UEMURA ART OF HAIR. Dans un marché plat, la Division Produits Grand Public renforce ses parts de marché globales, grâce à la belle performance de GARNIER dans tous ses métiers et aux avancées stratégiques en soin du visage. La Division Produits de Luxe voit ses positions s'effriter légèrement, tandis que la Division Cosmétique Active poursuit son déploiement.


NEW
MAYBELLINE
NEW YORK
Mineral
POWER
NATURAL PERFECTING
FOUNDATION
WITH MICRO-MINERALS
SPF 18 SUNSCREEN
CREAMY NATURAL

COUP DOUBLE DANS LE MAQUILLAGE MINÉRAL

Dans un marché très sensible aux innovations, le maquillage "minéral" connaît la plus forte croissance du marché. Il traduit un désir croissant des consommatrices pour le maquillage naturel. Avec sa ligne Accord Parfait Minéral, L'ORÉAL PARIS renforce encore ses positions en 2008 avec le lancement de nouveaux fonds de teint et de mascaras minéraux. De son côté, MAYBELLINE NEW YORK fait également une percée sur ce marché avec son fond de teint Mineral Power devenu, en moins d'un an, le fond de teint numéro 1 de la marque. D'autres nouveautés se sont également distinguées en 2008 comme le Gloss Infaillible de L'ORÉAL PARIS et le mascara Colossal Volum'Express de MAYBELLINE. L'Oréal anime ainsi chacune des grandes catégories du maquillage aux Etats-Unis.

Garnier : 10 ans de conquête, pas à pas

La saga GARNIER débute en 1999 sur le marché américain des produits grand public. Dix ans plus tard, la marque affiche une solide croissance avec des ventes proches de 500 millions de dollars en 2008. Son positionnement associant naturel, technologie et bien-être, et sa stratégie d'innovation systématique ont séduit les Américains. Retour sur la conquête, catégorie par catégorie, pour devenir incontournable sur l'un des marchés les plus exigeants et les plus compétitifs de la planète.

C'est avec la coloration Nutrisse que GARNIER découvre l'Amérique. Dix ans après, Nutrisse progresse de + 8 % en 2008 et se hisse au cinquième rang avec 8,5 %[1] de part de marché en valeur. Son succès lui vaut la plus forte croissance dans sa catégorie et fait de GARNIER la troisième marque de coloration grand public.

FRUCTIS, FER DE LANCE DE LA MARQUE

En 2003, GARNIER lance Fructis, sa gamme de soin et de coiffage du cheveu, véritable coup d'envoi de la marque. En quelques années, la gamme Fructis devient le numéro 2 de la catégorie. En 2008, ses ventes progressent, renforçant sa part de marché qui atteint 6,9 %[1] en valeur.

En sponsorisant *American Idol*, l'émission la plus regardée aux Etats-Unis avec une audience cumulée de plus de 600 millions de téléspectateurs dans l'année, Fructis développe son image jeune et dynamique.

(1) Sources : Nielsen/IRI Panel distributeurs, part de marché valeur, total 2008.


look bright new york.
anti-puff eye roller
GARNIER
SMILER'S
212
Caféine Roll-on yeux de GARNIER figure parmi les tout premiers lancements de soin de la peau en grande diffusion en 2008.


Le mascara autovibrant Ôscillation est lancé en avant-première dans 12 points de vente américains soigneusement sélectionnés.

NUTRITIONISTE DOUBLE SES VENTES

C'est en 2007 que GARNIER s'attaque au marché des soins du visage avec Nutritioniste. En deux ans, la marque prend la cinquième position avec une part de marché de 5,4 %(1) en 2008 contre 2,8 %(1) en 2007.

L'introduction de Caféine Roll-on yeux, la commercialisation de Skin Renew Anti-Sun Damage et de UltraLift – rides marquées, et une forte visibilité dans les points de ventes permettent à Nutritioniste de doubler ses ventes et d'enregistrer la plus forte croissance de la catégorie des soins du visage en 2008.



(1) Sources : Nielsen/IRI Panel distributeurs, part de marché valeur, total 2008.
(2) Source : The NPD Group/NPD Beauty Trends.

SkinCeuticals salué par la presse américaine

Le nouvel antioxydant de SKINCEUTICALS, Phloretin CF™, a été élu "plus grande percée technologique et meilleur soin de la peau (sérum)" par le magazine *Allure*. Il arrive ex-æquo avec CE Ferulic, produit phare de la marque, que le magazine *Elle* américain a par ailleurs placé parmi les cinq meilleurs soins anti-âge du monde.


SKINCEUTICALS
PHLORETIN CF
SKINCEUTICALS
C E FERULIC

Acteur majeur du marché américain des produits professionnels de soin de la peau, la marque a été rachetée par L'Oréal en 2005. Elle est commercialisée exclusivement auprès des dermatologues, médecins esthétiques et dans les spas médicalisés.

Ôscillation de Lancôme fait vibrer le monde du maquillage

Fin juillet, une édition limitée de ce mascara autovibrant révolutionnaire fait son entrée en avant-première dans 12 points de vente et boutiques LANCÔME soigneusement sélectionnés, ainsi que sur les sites Internet de Lancôme USA et de Sephora. Les 5 000 unités disponibles s'envolent en une seule journée. Au moment du lancement national en octobre, 32 000 femmes sont déjà sur liste d'attente. Depuis son introduction sur le marché, Ôscillation est numéro 1 des lancements en mascaras. Il partage la première place sur ce marché avec Définicils de LANCÔME et s'impose comme première référence à la teinte du marché du maquillage américain au cours du dernier trimestre. Le lancement d'Ôscillation permet à LANCÔME d'atteindre 34 %(2) du marché des mascaras en distribution sélective sur ce trimestre.



Amérique latine

En Amérique latine, les ventes progressent de + 6,7 % à données comparables, et s'améliorent trimestre après trimestre, tout en étant très contrastées. L'Argentine, le Venezuela, le Chili et l'Uruguay affichent une forte progression. Le Brésil retrouve le chemin de la croissance au second semestre, dynamisé par des succès en coloration et le lancement de la ligne de soin du cheveu Elsève Reparaçao Total 5 de L'Oréal Paris. Innéov, qui vient d'être lancé au Brésil, s'implante rapidement. La situation demeure difficile au Mexique. Parmi les grandes percées dans la zone, figure le développement de la dermocosmétique où L'Oréal contribue activement à la création du circuit.


LA ROCHE-POSAY
LABORATOIRE PHARMACEUTIQUE
ISO-UREA
LOÇÃO . LOCIÓN
HIDRATANTE CORPORAL
SUAVIZANTE DE LONGA DURAÇÃO
125 ml

ARGENTINE : LES VENTES DOUBLENT EN TROIS ANS

Avec une croissance de + 39 % en 2008, L'Oréal poursuit sa progression en Argentine où ses ventes ont doublé en trois ans. Le groupe est numéro 1 dans le luxe avec Lancôme. Deux de ses marques, Giorgio Armani et Ralph Lauren, s'inscrivent dans le "top 10" des parfums. La division ouvre une première boutique Kiehl's en plein cœur de Buenos Aires. En grande diffusion, Maybelline New York se situe en première position sur le marché du maquillage populaire. La marque Garnier, qui n'était présente qu'en coloration avec Nutrisse, conforte sa présence en lançant une ligne de soins du corps en 2008. L'Oréal Paris complète également son offre avec Derma Genèse et lance sa gamme pour hommes, Men Expert. En salons de coiffure, L'Oréal est numéro 1, touchant aussi bien les salons haut de gamme avec Kérastase que les plus accessibles avec Matrix. Enfin, la Division Cosmétique Active poursuit sa progression en tête du marché argentin de la dermocosmétique qu'elle a contribué à faire émerger.

La dermocosmétique s'impose sur le continent sud-américain

Depuis 10 ans, la Division Cosmétique Active construit le circuit dermocosmétique en Amérique latine et déploie progressivement ses marques dans tous les pays. Elle est déjà numéro 1 au Brésil, au Mexique, en Argentine, au Chili et au Venezuela. En 2008, ses ventes progressent de près de + 19 % ; son potentiel est immense.

La Division Cosmétique Active développe un partenariat très étroit avec les 10 000 dermatologues d'Amérique latine, de plus en plus sollicités par leurs patients pour des actes esthétiques. La visite médicale joue un rôle déterminant dans la prescription. Avec 100 000 visites effectuées en 2008, La Roche-Posay est numéro 1 en prescription au Brésil. Au-delà, les marques multiplient les initiatives pour renforcer leur relation avec la profession.

DYNAMISER LE CIRCUIT

Le succès de la division repose sur le développement du circuit dermocosmétique avec la création d'espaces dermocosmétiques dans lesquels les dermoconseillères offrent des conseils qualifiés et des diagnostics de peau personnalisés.

Autre atout, la qualité des produits et leur adéquation aux besoins spécifiques des consommatrices et des dermatologues d'Amérique latine. En 2008, La Roche-Posay lance Iso-Urea loção et Vichy crée Normaderm SPF 15 anti-brillance, spécialement pour les peaux brésiliennes et mexicaines.


ÁGUA TERMAL
LA ROCHE-POSAY
Uma água única.
Naturalmente rica em Selênio.
LA ROCHE-POSAY
LABORATOIRE PHARMACEUTIQUE

Au Brésil, son deuxième marché dans le monde, La Roche-Posay est la marque préférée des dermatologues.


innéov
innéov

Succès immédiat d'Innéov Fermeté dans les pharmacies brésiliennes avec près de 100000 packs vendus en quatre mois.

Enfin, dernier pilier, l'éducation des consommateurs. Vichy mène de grandes campagnes de prévention et d'éducation, comme les "Centres Santé de la Peau" où dermatologues et pharmaciens réalisent des diagnostics de peau gratuits et personnalisés, en partenariat avec la marque. La Roche-Posay organise également avec les dermatologues une opération de dépistage du mélanome, *Melanoma Day*.

FORMIDABLE POTENTIEL DE CROISSANCE

Aujourd'hui, seules les marques Vichy et La Roche-Posay sont présentes dans la plupart des pays. Le déploiement du portefeuille constitue un formidable réservoir de croissance pour la division.


Marca Nº1
en farmacia
en Europa
Con
Agua Termal
de Vichy
calmante y
fortificante

Les "Centres Conseil DermoCosmétique" offrent une grande visibilité à la marque et permettent de recruter de nouvelles consommatrices, sensibles à la qualité des conseils qui leur sont donnés.

La magie Redken opère en Amérique latine

En 2008, la marque américaine au positionnement premium fait son entrée en Uruguay et en Colombie. Désormais présent dans 13 pays d'Amérique latine, Redken 5th Avenue s'impose comme une des marques de référence avec une croissance de + 20 % ou plus au cours des trois dernières années. Sa dynamique d'éducation lui vaut l'adhésion des meilleurs coiffeurs, comme en témoigne l'irrésistible attraction de ses symposiums annuels.


REDKEN
5TH AVENUE NYC

Autre levier de succès de la marque : sa gamme complète de produits de soin du cheveu qui répond aux besoins des cheveux latino-américains, ainsi que sa coloration Shades EQ, fer de lance de sa conquête. En seulement quelques années, Redken a été adopté par plus de 4000 salons haut de gamme d'Amérique latine.

Un soin sur mesure pour les cheveux brésiliens

En juillet 2008, L'Oréal Paris lance Elsève Reparação Total 5, la première ligne de soins du cheveu qui répare les cinq signes du cheveu abîmé : casses, fourches, manque de brillance, sècheresse et rigidité. Sa formule au bio-céramide, adaptée aux spécificités des cheveux brésiliens par les laboratoires de L'Oréal à Rio, réplique le céramide naturel du cheveu pour le réparer en profondeur. La gamme est incarnée par deux porte-parole brésiliennes, Grazi Massafera et Debora Nascimento, qui représentent la diversité ethnique du pays. En seulement six mois, plus de sept millions d'unités de Reparação Total 5 ont été vendues, la ligne prend la deuxième place du marché des soins capillaires et fait décoller les ventes d'Elsève, qui figure parmi les marques capillaires préférées des Brésiliennes depuis de nombreuses années. Fort de ce succès, Elsève Total Repair 5 sera commercialisé dans d'autres pays d'Amérique latine en 2009.


L'ORÉAL
PARIS
ELSÈVE
1
2
3
4
5

Asie

L'Oréal évolue quatre fois plus vite que le marché dans l'ensemble de l'Asie, avec un chiffre d'affaires en hausse de + 16,3 % à données comparables. Le groupe progresse tant sur les marchés d'Asie du Nord qu'en Chine et dans les pays d'Asie du Sud-Est, notamment en Thaïlande, en Indonésie et aux Philippines. Cette performance s'explique, en particulier, par le succès des initiatives en soin de la peau dans toutes les divisions. Au Japon, la bonne tenue des marques de coiffure, la réussite de MAYBELLINE NEW YORK et le succès de SHU UEMURA permettent au groupe de gagner des parts de marché. En Corée, la progression est rapide en raison des percées des marques de la Division Produits de Luxe. En Chine, le groupe avance rapidement, porté notamment par le succès de L'ORÉAL PARIS. Les marques "relais", comme SHU UEMURA ou KIEHL'S, s'implantent progressivement dans l'ensemble de la zone.


HYDRAFRESH

L'ORÉAL CHINE : 11 ANS DE CONQUÊTE

Créée en 1997, L'Oréal Chine est la deuxième société cosmétique du pays. En 11 ans, L'Oréal y a implanté la plupart de ses grandes marques internationales. Le groupe est numéro 1 dans le circuit de la coiffure professionnelle et dans les produits de luxe, où LANCÔME est en tête du marché. Le groupe a construit la catégorie dermocosmétique dans les drugstores avec ses marques VICHY et LA ROCHE-POSAY. Dans les Produits Grand Public, en plus du succès de GARNIER et de MAYBELLINE NEW YORK, leader du maquillage, L'ORÉAL PARIS est numéro 1 de son univers de distribution. En 2008, le groupe a poursuivi sa croissance très rapide en Chine, à + 27,7 %, en particulier dans le soin de la peau où il a pris la tête du marché, tous circuits confondus.

L'Oréal Paris : à la rencontre de la beauté chinoise

Avec une forte croissance à deux chiffres en Chine, L'ORÉAL PARIS devient la première marque de beauté dans son univers de distribution. La Chine est désormais son premier marché mondial dans la catégorie du soin de la peau. Présente dans seulement 6 800 points de vente de 450 villes, la marque L'ORÉAL PARIS dispose d'un vaste réservoir de croissance pour les années à venir.

La réussite de L'ORÉAL PARIS repose sur trois choix stratégiques effectués dès son lancement. D'abord, une entrée ciblée sur trois segments à forte valeur ajoutée technologique : le soin de la peau, le maquillage et la coloration. Ensuite, la volonté de proposer ses grandes franchises mondiales, Revitalift ou Derma Genèse notamment. Enfin, des gammes spécifiquement adaptées aux besoins des peaux chinoises comme UV Perfect qui protège contre les UV et la pollution ou le soin hydratant HydraFresh.

L'ADAPTATION LOCALE

Pour comprendre les attentes des consommateurs, L'ORÉAL PARIS mène plusieurs milliers de tests en 2008 et s'appuie sur les travaux réalisés par les chercheurs des laboratoires de L'Oréal à Pudong. Résultat : la marque est aujourd'hui reconnue comme un expert des peaux chinoises. Autre choix stratégique, la distribution en grands magasins parie sur l'attrait d'une marque de luxe accessible auprès des classes moyennes en progression très rapide.


L'ORÉAL
PARIS

Avec l'ensemble de ses marques, L'Oréal prend la tête du marché des soins de la peau en Chine, tous circuits confondus.


shu uemura

Shu Uemura réalise plus de 70 % de ses ventes hors de son marché d'origine et devient la marque japonaise la plus internationale dans son univers.

PRESTIGE ET PROXIMITÉ

En mandarin, L'Oréal Paris se dit *Bali Oulayia*, l'élégance venue d'Europe. Perçue comme une marque prestigieuse, moderne et innovante, elle représente la quintessence de la qualité et du raffinement à un prix accessible. Aujourd'hui, elle est à la fois reconnue mondialement et appréciée pour sa proximité avec les femmes chinoises. Cette proximité est favorisée par les porte-parole de L'Oréal Paris, les actrices Gong Li, Li Bing Bing et Zhang Zilin.

LES HOMMES AUSSI

Lancée il y a deux ans, la gamme Men Expert connaît un immense succès, notamment grâce à Hydra Energetic Turbo Booster lancé en 2008 et incarné par l'acteur chinois Daniel Wu.

Distribuée au départ exclusivement en grands magasins où elle prend la première place des soins pour hommes en 2008, la gamme Men Expert commence son déploiement en grande distribution pour toucher une clientèle plus large.


L'ORÉAL
men expert
巴黎欧莱雅 男士专业护肤系列

Kiehl's s'installe à Tokyo

Après la Malaisie, les Philippines et la Thaïlande, la marque culte new-yorkaise inaugure en novembre 2008 son premier point de vente au Japon dans le grand magasin Isetan Shinjuku de Tokyo.


2008.11.5
Grand Open!

Le conseil de qualité, la proximité avec les clients et le savoir-faire reconnu de Kiehl's en soin de la peau confortent son succès dans toute l'Asie avec des progressions spectaculaires en Corée, à Singapour et à Hong Kong. En 2008, Kiehl's ouvre 24 nouveaux points de vente.

En 2009, la marque accélérera son implantation au Japon ainsi que dans les autres pays asiatiques.

Shu Uemura s'impose en Asie

En juin 2008, Shu Uemura a fêté le 25e anniversaire de sa première boutique à Tokyo. L'occasion pour la marque de revenir aux sources de l'art de la beauté à la japonaise en organisant une exposition. Elle connaît également en 2008 sa plus forte progression au Japon depuis son acquisition par L'Oréal en 2001. Présente à l'époque quasi exclusivement dans l'archipel nippon, la marque Shu Uemura s'est ensuite implantée dans presque tous les pays d'Asie. Aujourd'hui, elle réalise plus de 70 % de ses ventes hors de son marché d'origine avec des positions fortes en Corée, à Taïwan et Hong Kong. Ses succès en soin de la peau avec les huiles démaquillantes et le soin anti-âge Phytoblack Lift renforcent ses positions dans cette catégorie phare sur les marchés régionaux.


shu uemura

Afrique, Orient, Pacifique

L'année est marquée par la création d'une zone multidivision, une grande avancée stratégique qui permettra à L'Oréal d'accélérer son entrée dans les nouveaux marchés d'Orient, comme en Egypte où le groupe crée une filiale fin 2008. Le chiffre d'affaires de la zone affiche une croissance de +8,1 % à données comparables, tirée par les pays du Maghreb et du Moyen-Orient, en particulier Dubaï, le Liban et le Maroc. L'Australie progresse de manière satisfaisante. En Inde, la situation est contrastée : la Division Produits Professionnels est très dynamique, tandis que les Produits Grand Public connaissent une année de consolidation. L'Afrique du Sud réalise une belle progression, notamment grâce à la réussite de SoftSheen·Carson, numéro 1 des produits capillaires ethniques, et de Garnier qui renforce ses positions en soin de la peau.


SoftSheen·Carson
NEW
Dark and Lovely
Regular
Moyen
Moisture Replenishing For Ultimate Body & Shine
No-Lye Conditioning Relaxer System

TREMPLIN POUR L'AFRIQUE SUBSAHARIENNE

L'Oréal dispose d'une filiale en Afrique du Sud depuis 1963. La plupart des grandes marques internationales y sont déployées. Cette présence forte, en particulier avec SoftSheen·Carson, constitue pour le groupe une porte d'entrée vers l'ensemble de l'Afrique subsaharienne.

Afrique du Sud : L'Oréal, numéro 1 de la beauté ethnique

La marque SoftSheen·Carson est leader du marché sud-africain des produits dédiés aux cheveux africains. En 2008, elle renforce encore ses positions et progresse de +28 %. Son succès est au cœur de la réussite du groupe dans le pays.

Lorsque L'Oréal rachète Carson en 2000, la marque est leader du marché sud-africain des produits dédiés aux cheveux africains. Fusionnée avec la marque américaine Soft Sheen, elle couvre l'ensemble des besoins du marché : des produits capillaires (défrisants, soin et coiffage, coloration) à l'hygiène (déodorants…) qui est le premier segment du marché.

DARK & LOVELY, FRANCHISE PRÉFÉRÉE DES SUD-AFRICAINS

SoftSheen·Carson répond à toutes les attentes du marché en termes de sophistication et de niveau de prix. Franchise phare, Dark & Lovely est numéro 1 des produits de défrisage avec 41 %[1] de part de marché. Elle vient d'être élue marque de soin du cheveu préférée des Sud-Africains par un échantillon de 1 200 personnes et bénéficie de 96 % de notoriété.

Outre Dark & Lovely, la marque propose Restore Plus, ligne de défrisants et de soins accessible au plus grand nombre, ainsi que Optimum Care, franchise haut de gamme de défrisants et de soins haute technicité pour les cheveux cassants.

FORTIFIER UN CHEVEU SENSIBILISÉ

85 % des Sud-Africaines ont recours au lissage, en moyenne une fois tous les deux mois. Avec des cheveux sensibilisés, les femmes recherchent des produits qui nourrissent

(1) Source : Nielsen. Panel distributeurs, part de marché valeur, total 2008.


SOFTSHEEN·CARSON
PROFESSIONAL
OPTIMUM
Multi-Mineral Relaxer System


EVEN SKIN TONE
WITHOUT THE SHINE.
Take care.
GARNIER

Neuf femmes sud-africaines sur 10 lissent leurs cheveux, et ont ainsi besoin de produits de soin quotidiens adaptés. SOFTSHEEN·CARSON propose Optimum Care, une franchise haut de gamme de défrisants et de soins haute technicité pour les cheveux cassants.

Lancé en septembre 2008, Even & Matte contribue fortement à la croissance du soin de la peau de GARNIER.

et fortifient le cheveu pour éviter qu'il ne casse. Elles veulent en effet un cheveu lisse et brillant, facile à coiffer et doux au toucher. Le rôle des laboratoires est clé.

La conception des produits SOFTSHEEN·CARSON est le fruit d'une collaboration unique qui associe le centre d'évaluation de Johannesburg, les laboratoires de L'Oréal à Paris et le centre de recherche de Chicago exclusivement dédié à l'ethnicité de la peau et du cheveu.

PÉDAGOGIE AUPRÈS DES COIFFEURS

Autre clé de sa réussite, l'excellente image de la marque auprès des professionnels liée à l'action pédagogique de proximité qu'elle mène depuis plusieurs années. Près de 50 000 coiffeurs sont formés chaque année dans ses Académies ou par son équipe technique itinérante.

En 2009, le programme de lancements très riche et la production locale promettent de renforcer les positions de SOFTSHEEN·CARSON.



L'Oréal arrive en Egypte

En novembre 2008, L'Oréal fait une avancée stratégique en inaugurant une filiale multidivision en Egypte. Dans ce pays de 80 millions d'habitants, les marques du groupe pourront s'appuyer sur des traditions de beauté millénaires, le développement de la classe moyenne, un appétit croissant pour les marques internationales et une distribution qui se structure.


إهتمي بنفسك.
غارنييه

Le groupe ambitionne d'implanter les marques L'ORÉAL PROFESSIONNEL et KÉRASTASE chez les meilleurs coiffeurs et de lancer L'ORÉAL PARIS et GARNIER en grande diffusion. Pour sa coloration Color Naturals, GARNIER a choisi comme porte-parole l'illustre actrice égyptienne, Hend Sabry, afin de dynamiser le succès de la marque.

Garnier : Even & Matte très vite adopté par les Sud-Africaines

En septembre, les consommatrices d'Afrique du Sud découvrent la nouvelle gamme de soins du visage de GARNIER, Even & Matte. Spécialement formulée pour les peaux noires, elle répond aux deux attentes principales des femmes : l'uniformisation du teint et le contrôle de la brillance. Grâce à sa formule originale et à son prix très accessible, Even & Matte rencontre un succès immédiat. Pour sa communication, GARNIER a choisi comme ambassadrice Connie Ferguson, actrice très célèbre et reconnue en Afrique du Sud. Soutenue par une présence massive dans les points de vente et des campagnes d'échantillonnage, Even & Matte contribue fortement à la croissance des soins de la peau de GARNIER et permet à la marque de progresser près de deux fois plus vite que le marché en 2008.


GARNIER



EXPERTISES

FAIRE DES RESSOURCES D'AUJOURD'HUI UNE FORCE POUR DEMAIN



La réussite de L'Oréal repose sur la passion partagée des collaborateurs pour un seul métier, la beauté, et sur un engagement dans une même aventure qui a débuté il y a un siècle. Aujourd'hui, le groupe améliore son service et sa performance en réinventant les Opérations. Il prépare aussi demain en inventant la beauté du futur dans ses laboratoires et en développant ses grands talents. Chez L'Oréal, l'expertise des métiers et la quête permanente de l'excellence repoussent chaque jour les limites de l'efficacité, de la créativité.



Sublimer la beauté par la science

“Depuis sa création par un chercheur, il y a 100 ans, le groupe ne cesse d'investir dans la recherche. Pour L'Oréal, il n'y a pas de produit innovant sans progrès de la connaissance. Forts de cette conviction, les laboratoires du groupe ont construit la plus grande base de données scientifiques, enrichie par l'observation des gestes de beauté et l'évaluation des performances des produits à l'échelle mondiale. La Recherche de L'Oréal anticipe en permanence les réglementations et les courants de consommation pour en faire autant d'avantages compétitifs. Depuis de nombreuses années, nos chercheurs participent à l'élimination des tests sur animaux grâce aux peaux reconstruites, accompagnent la demande de produits naturels avec l'analyse des ingrédients végétaux, explorent le potentiel des sciences du vivant pour imaginer la beauté du futur. Celle-ci sera active, personnalisée et respectueuse de la planète.”

Jean-François Grollier
Vice-Président
Directeur Général Recherche et Développement

100 ANS APRÈS, LA COLORATION FAIT SA RÉVOLUTION

L'aventure de L'Oréal a commencé en 1909 avec la Société des teintures inoffensives pour cheveux. La coloration capillaire était au cœur de l'activité. Elle l'est restée. L'Oréal a jalonné le siècle d'innovations coloration, une tous les 10 ans : nouvelles couleurs, respect de la fibre, ténacité, absence d'odeur, etc. Au cours des trois dernières années, le rythme s'est accéléré. En remplaçant l'ammoniaque par une autre base non aromatique, L'Oréal a inventé la coloration sans odeur, Casting Crème Gloss. En diversifiant sa technologie, L'Oréal a créé une coloration deux tons, au temps de pose réduit de 40 à 10 minutes, commercialisée sous le nom d'Excell 10'. L'écoute constante des consommateurs et des professionnels est toujours source d'innovation. Ainsi, L'Oréal a mis au point Rubilane®, une molécule à structure 3D inédite qui ouvre un nouveau champ coloriel jusque-là inaccessible : des rouges cuivrés profonds, une ténacité et des performances

Rubilane® : la passion couleur

80 % de la population mondiale a une chevelure de couleur foncée, où les cheveux blancs sont immédiatement visibles. Pour les couvrir ou modifier leur couleur, les femmes et les hommes recherchent une coloration aux nuances chaudes, profondes, qui garantisse une bonne ténacité. Pour eux, les laboratoires de L'Oréal ont mis au point Rubilane®, fruit de cinq ans de recherche et d'un millier d'essais sur tête réalisés en Europe, aux Etats-Unis, en Amérique latine et en Asie. Sa structure 3D, qui n'a pas d'équivalent en coloration d'oxydation, apporte trois qualités essentielles. Des nuances intenses, très soutenues et très lumineuses, en particulier dans les rouges, une couleur parfaitement uniforme de la racine à la pointe dès la première application, qui résiste aux shampooings et reste fidèle à son ton d'origine au fil du temps. Dix nuances sont proposées en 2008 par L'Oréal Professionnel dans les cuivrés, cuivre rouge, rouge cuivré et rouge, dans des formules crème ou gel-crème.



faits marquants 08

Japon : création d'un département hautes technologies.

Chine : création d'une unité dédiée à la biologie et aux peaux reconstruites.

Brésil : création d'une unité de recherche et développement à Rio.

France : création de deux laboratoires, spécialisés respectivement dans l'écotoxicité et l'évaluation à haut débit des performances de nouveaux actifs.

Europe : L'Oréal a préenregistré fin 2008 toutes ses substances chimiques concernées, conformément à la réglementation européenne REACh ("Registration, Evaluation, Authorization and Restriction of Chemicals").

---

inédites. Le génie d'une dizaine de chercheurs et des milliers de tests sur tête sur plusieurs continents font de cette nouvelle génération de colorants une valeur sûre en innovation capillaire.

L'ODYSSÉE DE LA COSMÉTIQUE NATURELLE

En 2007, L'Oréal crée un pôle d'expertise Cosmétique naturelle et bio. Avec l'expertise cosmétique, la puissance des méthodes d'analyse et d'évaluation, le savoir-faire des formulateurs, L'Oréal a tout pour démontrer l'efficacité de la cosmétique naturelle et développer des concepts aujourd'hui inaccessibles avec la chimie classique.
En effet, une substance naturelle peut renfermer une centaine d'ingrédients qu'aucune formule classique ne pourrait contenir. Même à très faible dose, ces substances sont très efficaces et permettent une formulation minimaliste pour une efficacité maximale. Certaines huiles essentielles, dans un développement raisonné, s'avèrent plus efficaces que certains ingrédients conventionnels de référence et autorisent des formules autoprotégées.

Ces premières avancées, dont bénéficieront les marques SANOFLORE, THE BODY SHOP ou encore GARNIER, ne sont que les prémices d'une cosmétique qui révélera toute sa performance et son adéquation avec les aspirations de naturalité et d'efficacité.



Démontrer l'efficacité des ingrédients de la Cosmétique naturelle et bio est un objectif clé.

CENTRES DE RECHERCHE COSMÉTIQUE ET DERMATOLOGIQUE DANS LE MONDE



11 EN FRANCE
Chevilly-Larue, Clichy (2 centres), Tours, Aulnay, Lyon, Sophia Antipolis, Monaco, Nice, Gigors-et-Lozeron, Lassigny



3 AUX ÉTATS-UNIS
Clark, Chicago, Princeton



3 EN ASIE
Kawasaki,Tokyo (Japon) Pudong (Chine)



1 EN AMÉRIQUE LATINE
Rio de Janeiro (Brésil)

Un gloss né de la persévérance des chercheurs

Concevoir un rouge à lèvres, c'est répondre à trois exigences capitales apparemment incompatibles : brillance, tenue, confort. Comment déposer sur les lèvres un film à la fois assez résistant pour tenir longtemps, assez souple pour être confortable sans s'envoler à la première bouchée et assez lisse pour être brillant ? Réponse : une famille de polymères, inventée par les équipes de L'Oréal en collaboration avec des universitaires et des fournisseurs, au terme de recherches entreprises en 2001, et protégée par plus de 20 brevets. La structure de ces polymères en forme de collier à pendentifs rend compatible l'adhésion à la lèvre par les pendentifs, et donc la tenue, tout en préservant l'élasticité, la souplesse, le confort sur les lèvres. Résultat : une couleur intense, une extrême brillance, un film à la fois souple et très résistant avec une tenue de 12 heures. Un gloss aux couleurs intenses jusqu'ici impossible à formuler sans prendre le risque d'une migration indésirable du rouge sur le pourtour des lèvres.



Cribler les matières premières selon des critères physiques (comme ci-contre) et biologiques d'efficacité.



L'INSTRUMENT PROMETTEUR D'EFFICACITÉ

Au-delà des applicateurs traditionnels, L'Oréal réfléchit à des packagings ou des applicateurs qui, par un apport d'énergie par exemple, potentialiseront les formules. Un massage, une différence de température, une vibration peuvent stimuler les cellules de la peau, décongestionner un contour des yeux ou faciliter la précision d'un geste d'application. Les premiers résultats sont là. Roll-on yeux de GARNIER utilise les énergies à la fois mécanique (massage par une bille) et thermique (bille métallique froide). Le tout nouveau mascara Ôscillation de LANCÔME profite de l'énergie des vibrations pour étaler la formule et séparer les cils. Ces deux innovations ont surpris et rencontré un franc succès. Aujourd'hui, L'Oréal invente l'instrument cosmétique tout en poursuivant ses recherches sur la Cosmétique instrumentale, plus proche des procédés médicaux du type peeling laser, comblement ou injections.

DEMAIN, "BEAUTÉOMIQUE", BEAUTÉ ÉTHIQUE

La biologie cellulaire, puis moléculaire a permis aux chercheurs d'étudier la peau et les cheveux comme des organes vivants, faits de cellules dont les fonctionnalités s'altèrent avec l'âge, le stress, l'environnement. L'avènement des outils "omiques", comme la transcriptomique ou la protéomique, a apporté un nouvel éclairage expert sur le vieillissement, la chute des cheveux, la réparation ou la régénération cutanée. Les travaux menés par les chercheurs de L'Oréal sur les gènes de la peau impliqués dans le vieillissement ont déjà porté leurs fruits. Ils ont permis de décrypter une famille de protéines signant de manière discriminante l'état de jeunesse de la peau et de sélectionner des actifs susceptibles de réexprimer la jeunesse d'une peau. Une autre équipe a su, *in vitro*, enrichir ou appauvrir un épiderme en cellules souches pour corriger les méfaits du soleil ou du temps. Les premiers soins anti-âge nouvelle génération sont lancés début 2009.

Ces travaux requièrent une éthique intransigeante : il ne s'agit en aucun cas de modifier un patrimoine génétique ni de jouer avec des variations d'expression des gènes, mais de comprendre le résultat de l'activité de nos gènes sur la beauté.

Ces considérations éthiques se retrouvent dans l'engagement du groupe à se passer de l'animal de laboratoire pour évaluer l'innocuité des produits et à ne pas porter atteinte au bien-être des générations futures, en adoptant une démarche d'éco-conception.

Dans l'évaluation des matières premières, l'absence d'impact sur l'environnement est une priorité.



Anti-âge : savoir chercher autrement

La beauté de la peau, sa jeunesse, son vieillissement, son aptitude à se prémunir contre le stress et les agressions sont en grande partie liés au patrimoine génétique de chaque individu. En collaboration avec des équipes de renommée internationale en France et au Canada, les chercheurs de L'Oréal ont utilisé les outils de la biologie moderne pour élucider les cibles moléculaires du vieillissement de la peau. Ce faisant, ils ont découvert que les peaux jeunes et les peaux âgées avaient des signatures protéiques spécifiques. Et que ces dernières évoluaient avec l'âge et sous l'effet d'un stress. Ces résultats leur ont permis de sélectionner des actifs susceptibles de favoriser l'expression de jeunesse de la peau en agissant sur les protéines qui se trouvent à la surface de l'épiderme et qui sont le produit de l'activité des gènes. Les chercheurs de L'Oréal ont ensuite pu sélectionner des actifs agissant sur cette famille de protéines. La puissance des outils "omiques" a permis de prouver de manière irréfutable leur efficacité sans utiliser la moindre technique invasive (biopsies...). Plusieurs actifs ont d'ores et déjà été évalués par ces techniques et rentreront dans la composition d'une nouvelle génération de soins anti-âge.


Les outils de la biologie moderne sont au service d'une efficacité irréfutable des cosmétiques.



Innover en maîtrisant l'impact des produits sur la planète

INVENTER UN SIÈCLE DE BEAUTÉ

A partir de mars 2009, la Directive cosmétique européenne interdit la commercialisation en Europe de produits cosmétiques dont les ingrédients auraient subi certains tests sur animaux. Cette interdiction portera sur l'ensemble des tests en 2013. Pour garantir sa capacité à innover sans transiger avec la sécurité, la Recherche de L'Oréal a anticipé, il y a 30 ans, en développant une stratégie d'évaluation de la sécurité basée sur des approches prédictives. Elles reposent sur un patrimoine de données accumulées sur 100 ans : l'intime connaissance des ingrédients, les résultats de tests conduits jusqu'ici, le développement d'outils *in vitro* (culture de cellules) et *in silico* (modèles statistiques de prédiction d'un profil toxicologique à partir d'une structure chimique), les corrélations établies entre tous ces résultats et les études cliniques voire les données de cosmétovigilance, le partage de données avec les fournisseurs du groupe et tous les acteurs d'autres industries dans le cadre de partenariats européens, et surtout sur les progrès de la science.
Ces approches sont prédictives de la sécurité mais aussi de l'efficacité, et c'est là leur force pour garantir l'innovation. Pour l'échéance de 2013, l'industrie cosmétique travaille avec acharnement avec l'ensemble des secteurs industriels et la Commission européenne qui a prévu de faire le point en 2011 sur l'état d'avancement de la recherche dans ce domaine.
Pour maîtriser l'impact des produits sur la planète, les laboratoires de L'Oréal ont mis en place une démarche d'éco-conception qui intègre, dès le choix des ingrédients, des indicateurs sur leur traçabilité, leur devenir dans l'eau, dans l'air ou leur impact sur la biodiversité... Les fournisseurs de matières premières sont associés à cette démarche, par le respect des grilles de naturalité, dès la conception des ingrédients. Il y a plus de 15 ans, les chercheurs de L'Oréal menaient les premières études d'écotoxicité avec les experts scientifiques mondiaux. En 2008, le groupe crée un laboratoire spécialisé dans l'écotoxicité à Aulnay-sous-Bois (France), doté de méthodes elles aussi prédictives de l'impact sur les écosystèmes.

Dans un monde qui change, grâce aux progrès de la connaissance, la beauté s'invente dans les laboratoires de L'Oréal, à l'écoute des consommateurs du monde entier.


Les œufs du poisson medaka sont un modèle pour évaluer l'innocuité environnementale.

SALARIÉS DE LA RECHERCHE COSMÉTIQUE ET DERMATOLOGIQUE
(inclus 50 % des salariés de la recherche de Galderma)


2 961
3 095
3 268
2006
2007
2008

BUDGET DE RECHERCHE ET DÉVELOPPEMENT
(en millions d'euros, incluant 50 % des frais de recherche de Galderma)


533
560
581
2006
2007
2008

NOMBRE DE BREVETS
(recherche cosmétique et dermatologique)


569
576
628
2006
2007
2008



Viser l'excellence des Opérations pour une performance durable

« Amorcée en 2007, la restructuration des Opérations se poursuit afin de gagner en efficacité et en créativité, tout en réduisant les coûts. Un même modèle d'organisation est décliné au sein de quatre pôles géographiques (Europe, Asie, Amérique latine, Amérique du Nord) et les processus de mutualisation ont continué à être déployés. Par ailleurs, la poursuite du mouvement de spécialisation des usines par technologie permet de moderniser l'outil industriel et d'optimiser le réseau logistique. Enfin, des actions concrètes sont mises en place pour développer un partenariat durable avec nos fournisseurs. »

Jean-Philippe Blanpain
Directeur Général Opérations

RATIONALISATION CONTINUE DE L'OUTIL DE PRODUCTION

L'Oréal lance un programme pluriannuel visant à améliorer significativement l'efficacité de ses équipements industriels. Par exemple, les temps improductifs au conditionnement ont diminué de – 6,4 % en 2008. L'optimisation des procédés industriels permet, quant à elle, d'augmenter la capacité des outils de fabrication de près de + 22 %. Le groupe poursuit le déploiement du progiciel de gestion intégré du groupe, qui couvre désormais 44 % des productions mondiales. En Europe, la spécialisation des usines par technologie a conduit à une rationalisation de l'outil de production. Enfin, le rachat du site industriel d'Yves Saint Laurent Beauté apporte au groupe de nouveaux savoir-faire dans le domaine des poudres de maquillage et des rouges à lèvres.

DÉPLOIEMENT DE LA NOUVELLE "SUPPLY CHAIN"

En continuant l'intégration et la centralisation de la *supply chain* amorcée en 2007, le groupe a amélioré sa maîtrise des processus logistiques avec, pour résultat, une capacité à réagir rapidement et efficacement aux fluctuations du marché. Ce travail de fond sur le plan organisationnel et humain se traduit par une amélioration du taux de service et une meilleure maîtrise des stocks. Les coûts logistiques et les stocks sont restés sous contrôle dans un environnement adverse grâce à une politique de concentration des centrales et des hubs logistiques en Europe, et de redéfinition des plans de transport en Amérique du Nord et Amérique latine.

DES ACHATS CENTRALISÉS

Dans un contexte économique très challengé, le regroupement de tous les achats de L'Oréal sous une même gouvernance en quatre centres d'achats, répartis au niveau mondial, permet de compenser la hausse des prix des matières premières, améliore l'efficacité et accélère les projets d'innovation. Le groupe continue de développer des partenariats durables avec ses fournisseurs qui bénéficient désormais d'une rubrique dédiée sur le site institutionnel www.loreal.com. En Chine, 200 fournisseurs et sous-traitants ont été conviés à une convention visant à améliorer leurs performances en matière de Sécurité, Hygiène, Environnement et de Ressources Humaines, à la suite d'audits sociaux mis en place par le groupe.

	2006	2007	2008
(En millions d'unités) Production des usines cosmétiques	4 484	4 720	4 620
(En millions d'euros) Engagement d'investissements cosmétiques (production et distribution physique)	270	248	243
Indice (base 100 en 2006) Evolution de l'indice d'achat des produits comparables	100	97,5	96,5

	Production cosmétique	Chiffre d'affaires cosmétique
Europe de l'Ouest	51 %	45 %
Amérique du Nord	22 %	23 %
Reste du monde	27 %	32 %
TOTAL	**100 %**	**100 %**

faits marquants 08

Déploiement de la nouvelle organisation de la "supply chain" au sein de quatre pôles géographiques (Europe, Asie, Amérique latine, Amérique du Nord).

L'Oréal renforce sa présence industrielle aux portes du Moyen-Orient avec l'acquisition de la société Canan, dotée d'une usine près d'Istanbul (Turquie).

Centralisation de l'ensemble des achats du groupe en quatre pôles géographiques.

Le site industriel de Libramont (Belgique) choisit l'énergie verte, en installant une exploitation de biométhanisation sur le terrain de l'usine. Cette installation, qui démarrera en 2009, permettra à pleine charge, de diviser par huit le taux de rejet de CO_2.

CONCILIER L'INNOVATION PACKAGING ET L'ENVIRONNEMENT

En 2008, la politique d'innovation dans le domaine du packaging conduit à déposer 71 brevets et permet de lancer de grandes nouveautés comme Ôscillation de LANCÔME, le premier mascara autovibrant. Concilier innovation et développement durable est l'objectif de la Recherche Packaging de L'Oréal. Ainsi, dans le cadre de la certification FSC (*Forest Stewardship Council*), le groupe s'est engagé à utiliser des emballages papier et carton fabriqués exclusivement à partir de pâte à papier issue de forêts gérées durablement.

MINIMISER L'IMPACT SUR LA PLANÈTE

En 2008, les principaux indicateurs de la performance environnementale s'améliorent à nouveau sensiblement grâce à un engagement fort des différents sites et la poursuite d'une politique de construction durable des bâtiments (voir page 22, partie dédiée à l'environnement). Les résultats sécurité sont également au rendez-vous avec un taux de fréquence élargi[1] diminué de – 15,6 %, grâce notamment à deux importants programmes de formation lancés mondialement.



(1) Taux de fréquence élargi : accidents de travail avec arrêt du personnel L'Oréal et du personnel intérimaire et accidents de travail avec tâches aménagées du personnel L'Oréal par millions d'heures travaillées.



Homologation d'un mécanisme de rouge à lèvres (Tokyo, Japon).

Engagements

Vers de nouveaux emballages durables

En octobre 2008, L'Oréal signe une convention avec l'Ecole MINES Paris-Tech, l'une des plus prestigieuses en France, en vue de créer une Chaire de bioplastiques. Le groupe s'engage à financer sur cinq ans la recherche de solutions alternatives aux résines plastiques dérivées de la pétrochimie. Les bioplastiques utilisent des ressources naturelles renouvelables, sont le plus souvent biodégradables et minimisent les rejets de gaz carbonique dans l'atmosphère. L'Oréal s'inscrit ainsi dans une démarche de développement durable et de recherche de pointe dans un domaine pertinent pour son industrie.

IMPLANTATIONS INDUSTRIELLES DANS LE MONDE



EUROPE
22 usines (dont 14 en France)



AMÉRIQUE DU NORD
8 usines



AMÉRIQUE LATINE
3 usines



AFRIQUE – ORIENT – PACIFIQUE
4 usines



ASIE
5 usines

- Produits Grand Public : 24 usines
- Cosmétique Active : 2 usines
- Produits de Luxe : 7 usines
- Dermatologie : 2 usines
- Produits Professionnels : 3 usines
- Matières premières : 4 usines



Développer et fidéliser nos collaborateurs

"Notre ambition est de faire de L'Oréal l'employeur préféré dans tous les pays où le groupe est implanté. Pour cela, nous cherchons à attirer les meilleurs talents et à créer, avec chaque collaborateur, un lien fort basé sur une vision à long terme de sa carrière. Alors que les évolutions démographiques rendent le marché du travail plus compétitif, les équipes Ressources Humaines de L'Oréal ont plus que jamais pour mission de renforcer l'expertise, développer le potentiel, promouvoir et fidéliser les talents du futur pour nourrir une croissance durable. Elles ont aussi pour mission d'accompagner les divisions dans leurs projets de développement et d'évolution de leurs organisations, dans le respect des valeurs sociales de L'Oréal, avec un souci permanent des intérêts de chaque collaborateur."

Geoff Skingsley
Vice-Président
Directeur Général Ressources Humaines

"L'ORÉAL & ME"(1) : UN ENGAGEMENT MUTUEL

L'année 2008 marque une nouvelle étape dans la politique de Ressources Humaines de L'Oréal avec le lancement de "L'Oréal & Me"(1). Véritable engagement mutuel entre le groupe et ses collaborateurs, ce programme sera progressivement étendu à l'ensemble des pays d'ici 2010.


L'ORÉAL &Me
WRITING THE L'ORÉAL STORY TOGETHER
Development Dialogue

"L'Oréal & Me"(1) s'appuie sur les forces et les valeurs traditionnelles de L'Oréal. Il apporte une réponse concrète aux attentes exprimées par les collaborateurs lors des enquêtes d'opinion internes menées en 2006. "L'Oréal & Me"(1) reprend l'ensemble des politiques et pratiques de Ressources Humaines en matière d'évolution de carrières, d'évaluation, de rémunération et de développement applicables à tous les employés à travers le monde. Il rappelle les fondements de la stratégie de relations humaines de L'Oréal, centrée sur l'individu, et l'ambition du groupe en tant qu'employeur responsable.

"L'Oréal & Me"(1) offre un soutien aux managers pour développer leurs équipes, stimuler leur engagement et récompenser leur contribution. Ce programme inclut plusieurs dispositifs dont un système mondial d'évaluation et une gestion dynamique des carrières dans le cadre de programmes personnalisés. Il vient renforcer la culture de L'Oréal en matière de *feedback* permanent sur la performance, les compétences et les aspirations des collaborateurs. "L'Oréal & Me"(1) a pour ambition de construire une relation de confiance durable entre L'Oréal et chacun de ses collaborateurs.


L'OREAL &Me
L'OREAL &Me

(1) "L'Oréal & moi" en France.

faits marquants 08

49 000 étudiants du monde entier participent à l'un des quatre jeux d'entreprise de L'Oréal, qui couvrent chacun une discipline différente.

Création de "L'Oréal & Me"[1], une nouvelle politique d'engagement mutuel entre le groupe et ses collaborateurs.

Lancement du programme "EurOpportunity" qui propose aux meilleurs étudiants des universités partenaires des stages à l'étranger dans les filiales européennes du groupe.

Inauguration à Dubaï du cinquième centre de formation, après ceux de Shanghai, New York, Rio et Paris.

Organisation des premiers Trophées L'Oréal "Initiatives pour le Handicap" qui récompensent plusieurs entités du groupe pour leurs actions concrètes en faveur du handicap.

L'Oréal reçoit le Trophée de l'Engagement durable pour le plan d'épargne retraite collectif (Perco) mis en place en France en 2003.

LES JEUX D'ENTREPRISE : UNE EXPÉRIENCE UNIQUE POUR LES ÉTUDIANTS


www.ingenius.loreal.com

La 4e édition du jeu **"L'Oréal Ingenius"** s'est déroulée dans 11 pays. Les étudiants ingénieurs ont pu exprimer leur créativité pour intégrer le développement durable au cœur du process industriel de l'entreprise.


ARE
YOU
READY
FOR
THE
ULTIMATE
BUSINESS
GAME
ESTRAT



"L'Oréal EStrat 8", jeu de stratégie simulant une entreprise virtuelle, a attiré 44 000 étudiants de 110 pays.

Le premier prix de la 16e édition du jeu d'entreprise **"L'Oréal Brandstorm"** a été attribué à une équipe de l'Utah aux Etats-Unis, qui a imaginé la stratégie marketing d'une gamme de produits solaires.

RECRUTEMENT : UNE HISTOIRE DE PASSION PARTAGÉE

Pour atteindre ses objectifs de développement, L'Oréal a besoin d'une équipe de Ressources Humaines capable d'identifier, d'attirer et de convaincre les meilleurs talents qui piloteront ses activités futures. Ce besoin est une réalité sur tous les continents, tant dans les pays en développement rapide où le groupe recrute et forme de nombreux managers, que sur ses marchés historiques. A cela s'ajoute un impératif de diversité, source de progrès, de richesse culturelle et de performance des équipes à travers le monde.

Pour remplir cette mission, L'Oréal met en œuvre une politique de recrutement originale, fondée sur un concept clé de l'aventure L'Oréal : "Partager la passion".

En 2008, Universum place L'Oréal comme employeur idéal en Europe pour les étudiants en marketing. Parallèlement, L'Oréal arrive premier du classement Trendence comme employeur le plus attractif pour les étudiants européens en école de commerce.

LE DÉVELOPPEMENT AU CŒUR DU GROUPE

La croissance durable de L'Oréal repose en partie sur l'anticipation des besoins de formation dans toutes les activités et sur le développement des talents. Pour transmettre l'expertise et garantir à tous ses collaborateurs l'accès aux programmes de formation, L'Oréal s'est doté de centres de formation régionaux aux Etats-Unis, en Chine, en France, au Brésil et aujourd'hui à Dubaï.

FORMATIONS POUR LES ÉQUIPES MARKETING ET RECHERCHE

L'innovation et la créativité sont vitales pour L'Oréal, qui conçoit et déploie un programme de développement complet pour ses équipes marketing et recherche.

Osmose
Ce séminaire s'inscrit dans les programmes "Must Have", définis pour que chaque collaborateur puisse acquérir les fondamentaux requis pour sa fonction. Commun aux équipes marketing et recherche, Osmose initie le personnel des laboratoires au marketing, forme les équipes marketing à l'expertise scientifique, et contribue ainsi à fluidifier ce lien essentiel dans le processus d'innovation.

Créativité 360°
Développer la créativité des équipes marketing de L'Oréal, c'est l'objectif de cette formation. Bâtie sur le principe de l'apprentissage par l'action, elle adapte les cours aux besoins opérationnels d'une équipe spécifique. Après le Brésil et l'Europe en 2007, la Chine et les Etats-Unis lancent cette formation en 2008, désormais déployée dans 11 pays.

"L'Oréal Innovation Lab" : créer les cosmétiques de demain

"L'Oréal Innovation Lab" est un jeu d'entreprise inédit qui s'adresse aux étudiants des disciplines scientifiques (chimie, physique, biologie, agronomie...), et les invite à imaginer les produits cosmétiques de demain, dans les laboratoires du groupe. En 2008, pour sa 2e édition, 40 finalistes se sont retrouvés à Paris pour échanger avec des chercheurs de L'Oréal dans le cadre d'ateliers d'analyse sensorielle, d'évaluation instrumentale ou de cosmétoclinique. Puis, en équipes de quatre, ils se sont glissés dans la peau d'un chercheur afin de présenter leur vision d'un produit de soin pour homme de demain à un jury d'experts scientifiques et marketing. Novateur, ce jeu souligne l'importance de la recherche dans le groupe. Il permet en outre aux équipes de recrutement de renforcer leurs partenariats avec les meilleures universités et écoles scientifiques pour détecter les chercheurs de demain. Dès 2009, "L'Oréal Innovation Lab" est étendu aux Etats-Unis et à la Chine.



—CRÉATIVITÉ 360°
Formation à Shanghai (Chine).



ENCOURAGER LE DIALOGUE

Les relations sociales sont basées sur la confiance et le respect mutuel. Elles reposent sur un dialogue ouvert, participatif et permanent entre les salariés, leurs représentants et la Direction. Ainsi, plus de 24 500 collaborateurs sont couverts par l'Instance européenne de dialogue social (IEDS) de L'Oréal.

RECONNAITRE L'ENGAGEMENT ET LA PERFORMANCE

L'objectif de L'Oréal est de proposer des rémunérations individuelles et collectives destinées à attirer et retenir les personnes de talent. La contribution de chacun est évaluée en fonction de sa propre performance et récompensée par un salaire compétitif. La rémunération collective est aussi un outil qui permet de développer l'appartenance des collaborateurs à la société et contribue aux objectifs globaux.

En 2008, le groupe est récompensé par le Trophée de l'Engagement durable pour le plan d'épargne retraite collectif, Perco, mis en place en France en 2003. Il souligne le caractère innovant et précurseur du dispositif permettant aux salariés d'épargner tout ou partie de leur Participation en vue de la retraite.

ACCOMPAGNER LE DÉVELOPPEMENT PROFESSIONNEL

En 2008, L'Oréal lance en France une réflexion sur la classification des métiers industriels et logistiques afin d'établir les compétences clés pour chaque poste. Ce projet vise à accompagner le développement professionnel des collaborateurs travaillant dans les usines et centrales, afin de donner à chacun des perspectives d'évolution de carrière au sein d'un métier et d'un métier à un autre. Le projet a été mené en collaboration avec les représentants des organisations syndicales au niveau européen. Il se poursuivra en 2009.

ÉVOLUTION DES EFFECTIFS


60 851(1)
16 197
2006
63 358(1)
16 975
2007
67 662(1)
17 881
2008

■ Effectif mondial ■ Effectif des cadres(2)

RÉPARTITION DU PERSONNEL PAR ZONE GÉOGRAPHIQUE(1) AU 31 DÉCEMBRE 2008


5,0 % Autres régions
14,9 % Asie
7,1 % Amérique latine
22,6 % Amérique du Nord
20,1 % France
25,7 % Europe de l'Ouest hors France
4,6 % Europe de l'Est

(1) Y compris The Body Shop depuis 2006, les distributeurs américains depuis 2007, la totalité du Club des Créateurs de Beauté et YSL Beauté depuis 2008.
(2) Effectif des cadres de la branche cosmétique, hors YSL Beauté.

Agir pour la diversité et l'égalité

L'engagement du groupe en faveur de la diversité et de l'égalité se traduit par des actions très concrètes.

Diversité : 7 500 managers déjà formés

Lancé fin 2006, le séminaire Diversité dédié aux managers est un pilier de la politique diversité du groupe. Objectifs : aider à identifier et dépasser ses propres barrières, et élaborer des plans d'actions. En 2008, son déploiement s'est considérablement accéléré : 4 660 managers – dont 2 900 en France et 360 en Espagne – ont suivi cette formation, soit 7 500 managers de 32 pays d'Europe formés en deux ans. Des sessions pilotes sont d'ores et déjà lancées dans quatre nouveaux pays : la Russie, l'Autriche, la Grèce et la Suisse.





Premiers Trophées L'Oréal "Initiatives pour le Handicap"

Convaincu qu'une politique de diversité ne peut s'entendre sans une politique en faveur du handicap, L'Oréal considère l'accueil, l'intégration et le développement professionnel des personnes handicapées comme un engagement indispensable vis-à-vis de l'ensemble de ses collaborateurs et des parties prenantes. C'est dans ce contexte très volontariste que L'Oréal a organisé les premiers Trophées L'Oréal "Initiatives pour le Handicap". Ils récompensent des entités du groupe pour leurs actions concrètes en faveur du handicap autour des thèmes suivants : le recrutement et le maintien dans l'emploi de personnes handicapées, les partenariats avec des entreprises du secteur protégé, les actions de sensibilisation autour du handicap et l'accessibilité des locaux et de l'information.

Promouvoir l'emploi des seniors

En avril 2008, L'Oréal organise le premier forum Emploi et Diversité sur le thème "Optimiser sa deuxième partie de carrière" à destination des personnes âgées de plus de 45 ans. Objectifs : valoriser la séniorité et rompre avec les stéréotypes liés à l'âge. Parrainé par le ministère français de l'Economie, de l'Industrie et de l'Emploi, et initié par le groupe avec d'autres partenaires, ce forum a permis la rencontre d'une douzaine d'entreprises avec 200 seniors expérimentés.

Accord pour l'égalité professionnelle entre hommes et femmes

L'Oréal conduit, depuis de nombreuses années, une politique sociale active en faveur de l'égalité professionnelle entre les hommes et les femmes, et a développé très tôt des avantages de parentalité permettant d'offrir des conditions favorables pour une meilleure conciliation entre vie familiale et vie professionnelle. En 2008, la Direction de L'Oréal formalise ses engagements dans un accord d'entreprise signé avec l'ensemble des organisations syndicales. Cet accord définit les principes d'égalité professionnelle entre les hommes et les femmes que L'Oréal entend garantir.

RÉPARTITION DES CADRES PAR GENRE EN 2008[2]


43 %
Hommes
57 %
Femmes

RÉPARTITION DES MEMBRES DES COMITÉS DE DIRECTION PAR GENRE EN 2008[2]


63 %
Hommes
37 %
Femmes



Veiller aux équilibres financiers et améliorer l'efficacité des organisations

“La Direction Générale Administration et Finances de L'Oréal a poursuivi en 2008 une politique financière équilibrée. Celle-ci s'est accompagnée d'initiatives destinées à améliorer la productivité des organisations et des systèmes mis à la disposition des équipes opérationnelles. Les équipes administration, gestion, finance ont participé activement à la performance opérationnelle des affaires. Elles ont particulièrement contribué au renforcement du contrôle interne, au suivi des cash-flows et au pilotage rigoureux de la performance qui fait l'objet d'une communication étoffée auprès de la communauté financière et des actionnaires individuels. Le groupe a poursuivi activement sa politique de sécurisation des financements, tout en renforçant les grands équilibres de son bilan déjà robuste.”

Christian Mulliez
Vice-Président
Directeur Général Administration et Finances

COMMUNICATION FINANCIÈRE

L'équipe de communication financière assure la diffusion d'une information complète et transparente à destination des investisseurs institutionnels et des actionnaires individuels ainsi qu'auprès des analystes financiers et de la presse patrimoniale. 2008 marque une intensification des actions de communication tant auprès des investisseurs institutionnels, en particulier à l'international, que des actionnaires individuels, dans les grandes régions françaises.

DES SYSTÈMES D'INFORMATION AU SERVICE DE L'EXCELLENCE OPÉRATIONNELLE

Fin 2008, près de 85 % du chiffre d'affaires est couvert par le déploiement du progiciel de gestion intégré du groupe. Son implantation s'est en particulier étendue en Amérique – Etats-Unis, Pérou, Venezuela – et en Asie – Inde, Asean. Les dynamiques de convergence des plates-formes techniques se sont poursuivies, notamment en Espagne et en Europe du Nord. Les travaux d'intégration informatique des activités YSL Beauté ont également démarré rapidement sur l'ensemble des zones opérationnelles. Enfin, les efforts ont été poursuivis pour doter les collaborateurs d'outils efficaces de communication et de mobilité.

GESTION/CONSOLIDATION

L'organisation gestion/consolidation de L'Oréal repose sur un système d'information solide, homogène et décisionnel qui vise à anticiper et piloter de façon précise la performance économique. Le développement des systèmes d'information s'est poursuivi en 2008 afin d'améliorer la réactivité dans l'actualisation des données financières, donnant ainsi au management une plus grande flexibilité dans le pilotage de la gestion et l'adaptation des décisions à l'environnement économique. Les équipes de gestion exercent une vigilance constante en matière de contrôle des coûts et veillent à la mise en œuvre des orientations prises par la Direction Générale.


L'ORÉAL
L'ORÉAL

Le regroupement des équipes sur des sites uniques se poursuit, comme en Espagne où un nouveau siège a été inauguré.

faits marquants 08

Réalisation de l'acquisition stratégique d'YSL Beauté, de Columbia Beauty Supply aux Etats-Unis et de 50% de Club des Créateurs de Beauté.

L'Oréal reçoit le 1er prix du rapport annuel décerné par "La Vie Financière" en partenariat avec "Les Echos".

Finalisation en Europe et déploiement en Asie des chantiers de mutualisation qui permettent de renforcer l'efficacité opérationnelle des structures d'appui – systèmes d'information, relations humaines, finance et achats.



Assemblée Générale des actionnaires de L'Oréal. Paris, 22 avril 2008, Carrousel du Louvre.

FISCALITÉ

La Direction de la fiscalité a pour mission de sécuriser et d'optimiser les engagements fiscaux du groupe dans le respect des lois et réglementations des différents pays.

L'AUDIT INTERNE AU SERVICE DU CONTRÔLE

L'équipe d'audit interne a réalisé 47 missions en 2008. Ces audits ont porté sur 32 affaires commerciales qui représentent environ 30% du chiffre d'affaires du groupe et 11 usines ou *supply chains*; les usines auditées représentent environ 14% de la production mondiale en unités. Par ailleurs, quatre autres missions ont été réalisées sur des thèmes plus spécifiques ou transversaux. Les missions d'audit donnent systématiquement lieu à l'établissement d'un rapport comportant l'exposé des constats et des risques liés, et formulant des recommandations dans le cadre d'un plan d'action à mettre en œuvre par l'entité auditée.

BILAN SOLIDE ET SÉCURISATION DE LA DETTE

Le bilan de L'Oréal est solide. L'endettement financier est raisonnable : l'endettement financier net ressort à 3700 millions d'euros, soit 31,3% des capitaux propres. Cette dette est constituée pour partie de crédits bancaires à moyen terme dont les principales échéances se situent en 2011-2012 ; et pour le reste, de billets de trésorerie (*commercial paper*) sécurisés par des lignes de crédit confirmées. De longue date, le groupe a négocié des accords avec ses principales banques afin d'obtenir de bonnes conditions de financement de sa dette. De plus, le groupe dispose d'une participation financière de 9% au capital de Sanofi-Aventis.

JURIDIQUE ET ASSURANCES

La direction juridique apporte conseil et contrôle aux divisions en vue d'assurer la protection du déploiement des affaires dans la conformité aux lois et réglementations. Les missions comprennent notamment la création, la gestion et la défense du patrimoine de marques du groupe, la sécurisation juridique des opérations des affaires et l'élaboration des stratégies de prévention des risques, de défense ou d'attaque dans le cadre d'éventuels contentieux. Dans le domaine des assurances, le groupe poursuit en 2008 la mise en place de programmes globaux, notamment en responsabilité civile, dommages et pertes d'exploitation, et transport.

Engagements

Amélioration des normes de gestion et procédures de contrôle interne

Dans une démarche de progrès continu du contrôle interne, le groupe a engagé un travail d'amélioration des normes de gestion et des procédures de contrôle interne. Les sujets abordés répondent aux constats les plus fréquents de l'audit interne et visent notamment les processus des filiales relatifs aux transactions avec les clients, aux relations avec les fournisseurs ainsi qu'à la protection et à la gestion des stocks et des actifs corporels.
Le travail est effectué sur la base des "bonnes pratiques" existantes des divisions et zones, ainsi que sur les recommandations des équipes de l'audit interne. L'objectif est de formaliser davantage les instructions nécessaires à une meilleure mise en œuvre opérationnelle des principes clés énoncés dans le guide des *Fondamentaux du Contrôle Interne*, référentiel du groupe.


L'ORÉAL
L'ORÉAL
L'ORÉAL

Vos interlocuteurs

Actionnaires individuels et autorités de marché

Jean Régis Carof
jcarof@loreal-finance.com

Carolien Renaud-Feitz
cfeitz@loreal-finance.com

Numéro vert dédié aux actionnaires :
N° Vert 0 800 666 666
De l'étranger : +33 1 40 14 80 50

Services Actionnaires L'Oréal
BNP Paribas – Securities Services
Service aux émetteurs
Immeuble Tolbiac
75450 Paris cedex 09

Analystes financiers et investisseurs institutionnels

Caroline Millot
Tél. : 01 47 56 86 82
cmillot@dgaf.loreal.com

Direction des Relations Investisseurs
Siège administratif de L'Oréal
41, rue Martre
92117 Clichy

Journalistes

Presse internationale
Mike Rumsby
Tél. : 01 47 56 76 71
mrumsby@dgc.loreal.com

Presse française
Guylaine Mercier
Tél. : 01 47 56 40 24
gmercier@dgc.loreal.com

Direction des Relations Presse
Siège administratif de L'Oréal
41, rue Martre
92117 Clichy

Vos rendez-vous 2009

Réunions d'actionnaires


Bruxelles
28 mai
Lille
15 décembre
Paris
16 avril
Assemblée
Générale
Nancy
19 octobre
Rennes
8 juin
Lyon
17 septembre
Annecy
12 octobre
Aix-en-Provence
19 mai

Inscrivez-vous aux réunions d'actionnaires
sur www.loreal-finance.com

Communiqués financiers

- 16 février 2009
Chiffre d'affaires et résultats annuels 2008

- 24 avril
Mise en paiement du dividende(1)

- 6 mai 2009
Chiffre d'affaires du 1er trimestre 2009

- 28 août 2009
Résultats semestriels

(1) Sous réserve de l'approbation par l'Assemblée Générale du 16 avril 2009.

RESTEZ INFORMÉ SUR www.loreal-finance.com
Inscrivez-vous aux alertes e-mails pour être prévenu de la publication des communiqués, *Lettres aux Actionnaires*, *Mémento de l'Actionnaire* et de toute autre brochure du groupe.

Edité par la Direction Générale de l'Administration et des Finances et par la Direction Générale de la Communication et des Relations Extérieures de L'Oréal.

Les positions concurrentielles et parts de marché détenues par les divisions et marques du groupe citées dans ce rapport reposent sur des études, panels et enquêtes obtenus auprès d'organismes ou de sociétés spécialisés ou, en l'absence d'études complètes, résultent d'estimations réalisées par L'Oréal sur la base d'éléments statistiques disponibles.

Crédits photos : Abacapress (p. 21), Ruven Afanador (p. 36, 49, 51), Farida Ait Mouhebe (p. 97), Rogerio Anguiano Resende (p. 65, 81), David Arraez (p. 17, 30, 96), Asia Images Group/Getty Images (p. 82), Bahi (p. 30, 99), Carole Bellaïche (p. 3), Caterina Bernardi/Getty Images (p. 80), BHP Studios (p. 67, 75), Enrico Bonfanti (p. 67), Marc Bonneville/Eyedea Illustration (p. 44, 51, 73, 77), Stéphane de Bourgies (p. 5, 8/9, 42, 48, 56, 64, 88, 94, 98), Stéphane de Bourgies & Alain Buu (p. 92), Alain Buu (p. 14/15, 16, 17, 93), Regan Cameron (p. 36), Alex Cayley (p. 37), David Chasey (p. 36, 79), Cyril Coussat/Eyedea Illustration (p. 38, 45, 58, 65, 67, 73, 83), Stéphane Coutelle (p. 36, 62/63), Francis Demange/Eyedea Illustration (p. 88), Dici Design (p. 95), Meredith Dimig (p. 72, 79), Koichiro Doi (p. 37), Eastphoto/Getty Images (p. 33), Douglas Engle/Eyedea Illustration (p. 81), Bruno Fabbris (p. 36), Amid Fadavi/Blue Up Photography (p. 95), Pam Francis/Getty Images (p. 78), Fullsix (p. 95), Getty Images (p. 61), Harald Gottschalk (p. 75), Jacques-Yves Gucia (p. 65), Martin Hangen/Eyedea Illustration (p. 53), Vincent Hazat/Getty Images (p. 32), Catherine Henriette (p. 21), Eric Huberty (p. 22), Jupiterimages (p. 71), Greg Kadel (p. 36), Atul Kasbekar (p. 36), Christian Kettiger/Agence A. Jacquet (p. 36), Nick Knight (p. 37), Kutlu (p. 36), Brigitte Lacombe (p. 57), Thomas Lagrange (p. 57), François Lamy (p. 58), Hoho Lee (p. 83), Pierre Le-Tan (p. 37), Charles Leung (p. 46/47, 51), Peter Lindbergh (Couverture), L'Oréal (p. 16, 17, 22, 23, 45, 57, 59, 75, 81, 83, 94, 96), Héctor Martín/Aguirre Newman (p. 98), Ruslan Mashkov (p. 77), Matteo pour L'Oréal Recherche (p. 86/87, 89, 90, 91), Rob Matthews (p. 51, 75), Eduardo Melo (p. 60), Carlos Eduardo Mendoza Lopez (p. 81), Mert & Marcus (p. 37), Scott Needham (p. 60), Jacques Olivar (p. 57), Marc Philbert (p. 36), Olivier Placet (p. 38, 43), Jan Polverini & Linda Antalova/2xlight photography (p. 39), Mike Powell/Getty Images (p. 74), Thomas Rafalzyk (p. 43), Hany Ramzy Ata/Eyedea Illustration (p. 39, 69, 85), Jukka Rapo/Getty Images (p. 76), Dusan Reljin (p. 40/41, 54/55), Miguel Reveriego (p. 36), Kirill Samurskiy (p. 52), David Stanton (p. 53, 73, 85), Marc Segal (p. 37), George Shelley Productions/Getty Images (p. 35), Wing Shya (p. 51), David Sims (p. 57), Jan Skarżyński (p. 59), Sky View/Getty Images (p. 34), Smith Collection/Getty Images (p. 33), Gerardo Somoza/Eyedea Illustration (p. 52, 79), Anne Sorokolet/Eyedea Illustration (p. 66), Stockbyte/Getty Images (p. 35), Olivier Strewe/Getty Images (p. 35), Solve Sundsbø (p. 37, 57), Yasmine Tahiri (p. 39), Naoko Takanashi (p. 81), Bruce Talbot/Getty Images (p. 84), Yamada Taro/Getty Images (p. 43), Mario Testino (p. 37), The Body Shop (p. 37, 68, 69, 70), Michael Thompson (p. 57), TMP (p. 95), TMP & Corbis (p. 94), Eric Traore (p. 57), Donna Trope (p. 57), Kei Uesugi/Getty Images (p. 35), Lev Unrod (p. 65), Art Vandalay/Getty Images (p. 32), Eric Vandeville/Eyedea Illustration (p. 50, 57), Paulo Vicente Da Silva (p. 23), Isabelle Walter (p. 89), Bruce Weber (p. 37), Westworks GmbH (p. 73), Kenneth Willardt (p. 36), Olaf Wipperfurth (p. 49), Leon Yu (p. 61), Hernan Zenteno/Eyedea Illustration (p. 72), X.

Crédits photos des pages "Centenaire" : David Arraez (p. 11), Peter Lindberg (p. 13 : 1990, 1996), L'Oréal (p. 10 ; p. 12 : 1909, 1947 ; p. 13 : 1963), L'Oréal Recherche (p. 13 : 1982), L'Oréal/Adagp Paris 2009/Loupot (p. 12 : 1929, 1934, 1942), L'Oréal/Adagp Paris 2009/Savignac (p. 12 : 1954), L'Oréal/DR (p. 12 : 1925, 1929, 1954, 1960 ; p. 13 : 1964, 1970, 1982, 1996), L'Oréal/DR Billwerts (p. 12 : 1954), L'Oréal/Harry Meerson (p. 12 : 1935), L'Oréal/L. Lorelle (p. 10), Sarah Moon (p. 13 : 1978), Frédéric Neema/Gamma/Eyedea Illustration (p. 13 : 2000), Zeng Nian/Gamma/Eyedea Illustration (p. 11), Norman-Jean Roy (p. 13 : 2004), Roger Turqueti (p. 13 : 1986), Eric Vandeville/Eyedea Illustration (p. 13 : 2008), X.

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Sources Mixtes
Groupe de produits issu de forêts bien gérées, de sources contrôlées et de bois ou fibres recyclés.
www.fsc.org Cert no. FCBA-COC-000067
© 1996 Forest Stewardship Council
FSC

L'ORÉAL

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